Form 20-F
period 2007-03-31
China Medical Technologies, Inc.
filed 2007-09-28
CIK 1326059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Nasdaq Global Select Market

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

☐  Large accelerated filer                    ☒  Accelerated filer                    ☐  Non-accelerated filer

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

In addition, unless otherwise indicated, references in this annual report on Form 20-F to:

•	“Asset Managers” are to Asset Managers (China) Fund Co., Ltd.;

•	“Beijing Chengxuan” are to Beijing Chengxuan Economic and Trade Co., Ltd.;

•	“Beijing GP” are to Beijing GP Medical Technologies, Ltd., one of our wholly owned subsidiaries in China;

•	“Beijing Weixiao” are to Beijing Weixiao Biological Technology Development Co., Ltd.;

•	“Chengxuan” are to Chengxuan International Ltd.;

•	“GE” are to General Electric Company or to one or more of its wholly owned subsidiaries, as the case may be and where applicable, to its relevant subsidiaries and its related companies;

•	“Golden Meditech” are to Golden Meditech (BVI) Company Ltd.;

•	“Green Wall” are to Green Wall Development Ltd.;

•	“Neon Liberty” are to certain investment funds managed by Neon Liberty Capital Management LLC;

•	“PUPH” are to Peking University People’s Hospital; and

•	“YDME Beijing” are to Beijing Yuande Bio-Medical Engineering Co., Ltd., our predecessor and wholly owned subsidiary in China.

The following technical and industry specific terms used in this annual report on Form 20-F have the meanings set forth below:

•	“Ablation” means elimination or removal;

•	“CCD camera” means charge-couple-device camera equipped with a chip to control the brightness and brilliance of colors of the recorded images;

•	“DNA” means deoxyribonucleic acid, a nucleic acid molecule that contains the genetic instructions for the development and functioning of all known living organisms;

•	“ECLIA analyzer” means an IVD instrument capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce quantitative diagnostic results;

•

“ECLIA system” means an integrated luminescence immunoassay IVD system comprised of an analyzer and reagents for detecting and quantifying a specific antigen or antibody in a blood or body fluid sample using an immunological reaction;

•

“Enhanced chemiluminescence immunoassay technology,” or “ECLIA technology,” means an advanced light-based technology that improves chemical reactions and enables reagents to be more sensitive, accurate and stable;

•

“FISH imaging analysis system” means an integrated system comprised of a fluorescent microscope, CCD camera and FISH imaging analysis software that enable medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities using fluorescent in situ hybridization technology;

•

“FISH probes,” or “DNA probes” means a synthetic piece of DNA is coupled with a fluorescent indicator, or tag, so that the chromosomes or genes that it binds to can be directly visualized under a fluorescent microscope;

•

“Fluorescent in situ hybridization technology,” or “FISH technology,” means a molecular diagnostic technology that uses a fluorescent-labeled probe to detect and localize the presence or absence of specific DNA sequences on chromosome;

•	“HIFU tumor therapy system,” or “HIFU therapy system,” means an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors.

•

“HIV” means human immunodeficiency virus, a retrovirus that can lead to acquired immunodeficiency syndrome, a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections;

•	“In-vitro diagnostics,” or “IVD,” means the detection and monitoring of diseases through laboratory evaluation and the analysis of bodily fluids and tissues from patients;

•	“IVD systems” consists of the ECLIA analyzer, ECLIA reagents, FISH imaging analysis system and probes;

•	“Luminescence immunoassay IVD system” means an advanced, light-based IVD system commonly used in the United States and Western Europe;

•	“Probes” means a piece of labeled DNA used to detect the presence of a complementary DNA sequence by molecular hybridization;

•	“Reagent” means a substance used in a chemical reaction to detect, measure and produce other substances; and

•	“Reagent kits” means commercially prepared reagent sets, with accessory devices, containing all major components necessary to perform IVD tests.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2005, 2006 and 2007 and as of March 31, 2006 and 2007.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statement of income data for the years ended March 31, 2003, 2004, 2005, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our consolidated financial statements, which have been audited by KPMG, an independent registered public accounting firm. Our consolidated financial statements as of March 31, 2006 and 2007 and for each of the years in the three-year period ended March 31, 2007 and the report of KPMG thereto, are included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of income data for the fiscal years ended March 31, 2003 and 2004 and our consolidated balance sheet data as of March 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with the consolidated financial statements for the year ended March 31, 2007, the related notes, KPMG’s report, which refers to a change in method of accounting for share-based compensation, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended March 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, per share and per ADS data)
Statement of Selected Income Data:
Revenues, net(1)	63,716	110,750	217,547	371,767	546,970	70,822
Gross profit	43,089	76,767	152,968	261,273	395,356	51,191
Research and development	(1,246)	(2,036)	(2,815)	(14,374)	(31,469)	(4,075)
Sales and marketing	(1,963)	(2,632)	(4,960)	(15,327)	(18,264)	(2,365)
General and administrative	(7,235)	(5,619)	(16,644)	(38,309)	(55,352)	(7,167)
Operating income	32,645	66,480	128,549	193,263	290,271	37,584
Net interest (expense)/income and other income(2)	(1,803)	14	1,748	23,838	29,541	3,825
Income before tax	30,842	66,494	130,297	217,101	319,812	41,409
Income tax expense	(3,286)	(4,933)	(11,854)	(18,088)	(30,094)	(3,896)
Net income(3)	27,556	61,561	118,443	199,013	289,718	37,513
Earnings per share(3)
Basic	0.23	0.31	0.59	0.81	1.08	0.14
Diluted	0.23	0.31	0.59	0.81	1.07	0.14
Earnings per ADS (unaudited)(4)
Basic	2.30	3.10	5.90	8.10	10.80	1.40
Diluted	2.30	3.10	5.90	8.10	10.70	1.40
Weighted average number of shares outstanding
Basic	122,411,000	200,000,001	200,000,001	246,878,001	269,232,171	269,232,171
Diluted	122,411,000	200,018,001	200,018,001	247,163,001	286,979,793	286,979,793

(1)	Revenues, net, include revenue from sales of our products, net of value-added tax, or VAT and sales return, but include VAT refunds on the sales of self-developed software embedded in our products. VAT refunds for the five fiscal years ended March 31, 2003, 2004, 2005, 2006, and 2007 were RMB3.6 million, RMB7.1 million, RMB14.7 million, RMB23.0 million and RMB29.6 million (US $3.8 million), respectively.
(2)	Net interest (expense)/income and other income include “interest expense,” “interest income” and “other income” from our consolidated financial statements included elsewhere in this annual report on Form 20-F.
(3)	If YDME Beijing had not had a reduced EIT rate of 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004 and 10% for the three calendar years ended December 31, 2005, 2006 and 2007 YDME Beijing would have had an EIT rate of 15%. With an EIT rate of 15%, our net income and basic and diluted earnings per share for the following periods would have been reduced as follows:

	Year ended March 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Net income	2,880	4,538	5,749	13,000	15,570	2,016
Earnings per share:
Basic	0.03	0.02	0.03	0.05	0.06	0.01
Diluted	0.03	0.02	0.03	0.05	0.05	0.01

(4)	Each ADS represents 10 ordinary shares.

	As of March 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	27,371	24,114	14,646	843,791	1,173,640	151,963
Working capital(1)	98,442	52,238	(66,707)	906,875	764,090	98,935
Intangible assets	—	—	239,662	224,744	1,565,362	202,683
Total assets	179,810	192,161	457,768	1,375,841	3,192,228	413,330
Amounts due to related parties (current and non-current)	520	4,807	102,714	—	—	—
Convertible notes	—	—	—	—	1,158,480	150,000
Payables to Sellers and deferred credit related to acquisition	—	—	—	—	530,598	68,702
Total liabilities	38,498	56,651	203,815	129,307	1,906,489	246,852
Total shareholders’ equity	141,312	135,510	253,953	1,246,534	1,285,739	166,478

(1)	Working capital is current assets less current liabilities.

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on Friday, March 30, 2007, which was RMB7.7232 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On September 27, 2007 the noon buying rate was RMB7.5540 to US$1.00.

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

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September (through September 27)	7.5135	7.5211	7.5540	7.5000

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Risks Related to Our Company

We generate a substantial portion of our revenues from our core product, the HIFU therapy system. A reduction in revenues of our HIFU therapy system would cause our revenues to decline and could materially harm our business.

We derive a substantial percentage of our revenues from sales of our HIFU therapy system. Our HIFU therapy system accounted for 81%, 66% and 61% of our total net revenues for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Prior to September 2004, we generated all of our revenues from sales of our HIFU therapy system. Although we began marketing and selling our ECLIA system in September 2004 and launched our FISH imaging analysis system and probes in June 2007, we expect that sales of our HIFU therapy system will continue to comprise a substantial portion of our net revenues for the foreseeable future. The segment income derived from HIFU therapy system was RMB110.1 million, RMB141.7 million and RMB185.7 million (US$24.0 million) for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Going forward, continued market acceptance of our HIFU therapy system will remain critical to our success, and a reduction in revenues from sales of our HIFU therapy system will have a direct negative impact on our business, financial condition and results of operations.

If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow or even sustain our business.

Our HIFU therapy system uses a relatively new, high intensity focused ultrasound technology that is very different from conventional treatments for tumors, such as surgery, radiotherapy and chemotherapy. As of March 31, 2007, we have sold over 300 units of our HIFU therapy system. To achieve greater penetration of the potential market in China, we must increase market awareness and use of our HIFU therapy system, which depends on, among other things, the following:

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

HIFU therapy for tumors is a relatively new type of tumor therapy. We sold our first HIFU therapy system in November 1999. Although current studies on the use of HIFU medical devices for tumor treatment, including our HIFU therapy system, have shown a reduction in short-term side effects compared to radiotherapy and chemotherapy and suggest an improvement in long-term results, there are presently very few long-term studies of over five years on the effectiveness of using HIFU technology for the treatment of tumors. We plan to continue our participation in future long-term studies of the effectiveness of our HIFU therapy system. These long-term studies include a large scale clinical study in collaboration with the Ministry of Health of the People’s Republic of China (MOH) and a clinical trial conducted in the United States on pancreatic cancer based on the conditional approval received for our Investigational Device Exemption (IDE) application. If any of these studies fail to confirm the effectiveness of our HIFU therapy system or other HIFU medical devices, our sales could decline. In addition, some of the data produced in currently available studies were not randomized and/or included small patient sample sizes. Consequently, the results of these studies may not be representative of the results that may be achieved in studies involving larger patient sample sizes. Moreover, there may be other clinical studies published on our HIFU therapy system of which we are not aware and which contain different conclusions with respect to the safety, effectiveness or other aspects of our technologies. Our customers and users of our products may conclude that our HIFU therapy system is not an acceptable treatment regimen, that the technologies underlying our system are ineffective or unsafe, or that our system is less effective or safe than other therapies. This could result in a decrease in our sales, which would have a material adverse effect on our business, results of operations and financial condition.

We may not succeed in sustaining a market for our ECLIA system.

We began marketing and selling our ECLIA system in September 2004. Our ECLIA system is referred to as a “closed system” since our ECLIA analyzer can only use reagent kits manufactured by us and our reagent kits can only be used with our ECLIA analyzer. The segment income derived from ECLIA system was RMB21.4 million, RMB74.9 million and RMB 137.2 million (US$17.8 million) for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. Going forward, the long-term success of our ECLIA system depends on several factors, including our ability to:

•	successfully promote product awareness of our ECLIA system in China;

•	competitively price our ECLIA system, including the ECLIA analyzer and reagent kits;

•	develop new reagent kits to expand the applications of our ECLIA system and to respond to new forms of diseases and disorders;

•	select effective distributors; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new reagent kits in a timely manner.

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

We may not succeed in developing a market for our FISH imaging analysis system and probes.

We only introduced our FISH imaging analysis system and probes to the market in June 2007. We develop and manufacture the FISH probes internally. The fluorescent microscope, CCD camera and imaging analysis software that we sourced from component suppliers are integrated into our FISH imaging analysis system. Our imaging analysis system can be used with FISH probes manufactured by other manufacturers. Our FISH probes can be used with a fluorescent microscope offered by other manufacturers. The success of our FISH imaging analysis system and probes depends on several factors, including our ability to:

•	successfully promote product awareness of our FISH imaging analysis system and probes in China;

•	competitively price our FISH imaging analysis system and probes;

•	develop new probes to expand the applications of our FISH operation for diagnosis of new diseases and disorders;

•	build and strengthen our direct sales force; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new probes in a timely manner.

FISH technology is an established method of clinical diagnosis in prenatal and postnatal and cancer applications in Western countries. As a result, our FISH imaging analysis system and probes are competing in a market in which there are international players with extensive experience. Although the adoption rate of FISH imaging analysis system and probes in China is low due to a lack of affordable products, we cannot assure you that we will be able to successfully market or sell our FISH imaging analysis system and probes with our cost advantage together with our distribution experience in China. We also cannot assure you that our FISH imaging analysis system and probes, or any future enhancements to our FISH imaging analysis system and probes, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our FISH imaging analysis system and probes. If there is insufficient demand for our FISH imaging analysis system and probes, our business, financial condition and results of operations may be adversely affected. In addition, any announcement of price change, new products, services or enhancements by our competitors may cause our customers to cancel or postpone purchasing decisions for our products.

If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.

Our success depends, in part, on our ability to protect our proprietary technologies. In China, we own seven invention patents and two utility patents directed towards various aspects of our HIFU therapy system and one invention patent and five utility patents relating to our ECLIA system. We also have nine invention patent applications and one utility patent application pending in China, which are directed towards our HIFU therapy system and ECLIA system. Invention patents are granted for invention or discovery of any new and useful process or article of manufacture, or any new and useful improvement thereof. Utility patents are granted for invention of a new and practical structure or form, or a combination of both, for an article of manufacture.

In addition, we have made applications for eight patents directed toward our HIFU technology in countries outside China, including the United States, the United Kingdom, Germany, Japan, South Korea and India. As of June 30, 2007, we had been granted all four of the patents we applied for in the United Kingdom and two out of the four patents we applied for in India. These overseas patents will be valid until March 2022. We also have filed a patent application directed towards our FISH methodology in the United States.

Due to the different regulatory bodies and varying requirements in these countries, we cannot assure you that we will be able to obtain patent protection for all or any aspects of our HIFU technology, ECLIA and FISH technologies in all or any of these countries. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, do not have, and will not develop, products that compete directly with our products despite our intellectual property rights.

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

Implementation and enforcement of PRC intellectual property-related laws has historically been deficient and ineffective, and is hampered by corruption and local protectionism. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could adversely affect our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may adversely affect our business, prospects and reputation.

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

Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.

Our brand name is critical to our success. Unauthorized use of our brand name by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand name. Despite our precautions, we cannot assure you that those procedures provide effective prevention for unauthorized third-party use of our brand name. Enforceability, scope and validity of protection of trademarks in the PRC are uncertain and still evolving, and we may not be successful in prosecuting unauthorized third-party use. Future litigation could also result in substantial costs and diversion of our resources, and could adversely affect our business, financial condition and results of operations.

We are dependent on a relatively small group of distributors for a significant portion of our revenues, and this dependence is likely to continue in the future.

We depend on distributors for a significant portion of our revenues. These customers are distributors of medical devices and supplies. We do not have long-term contracts with our distributors, but rather typically sell to them on a unit-by-unit basis. We expect that a substantial portion of our revenue will continue to be generated by a relatively small group of distributors that may change from year to year. Because our core product, the HIFU therapy system, is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our quarterly results. We cannot assure you that any distributor will continue to purchase our products at the same levels as in prior years or that such relationships will continue. We expect that in any given period a relatively small, and changing, number of distributors will continue to account for a significant portion of our revenues. If we are unable to manage our distributor network, our reputation among end users of our products and our revenues may be adversely affected.

Our business strategy to grow through acquisitions of new products or technologies may result in integration costs, failures and dilution to existing stockholders.

An important business strategy of ours is to acquire medical technologies with significant market potential and bring them to the market. We continue to seek suitable opportunities both inside and outside China to acquire new products or technologies, particularly those that could assist us in advancing our current products, technologies and market penetration, or in expanding our product offerings or technologies. If we decide to acquire another company or its assets in order to obtain its products or technologies, we would face a number of risks including consummating the acquisition on unfavorable terms and not obtaining adequate financing, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. These acquisitions could also require that our management develop expertise in new areas, manage new business relationships and trade models, and attract new customers. Successful management and integration of acquisitions are subject to a number of risks, including difficulties in assimilating acquired operations and managing remote operations, potential loss of key employees, diversion of management’s attention from existing business operations, assumption of contingent liabilities and incurrence of potentially significant write-offs, which may adversely affect our business or results of operations. In addition, if we consummate such an acquisition through an exchange of our securities, our existing stockholders could suffer dilution.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

Our growth strategy includes our efforts to build our brand, develop new products, increase market penetration of our HIFU therapy system in large-and-medium sized hospitals in China, grow our ECLIA system sales by targeting small-and medium-sized hospitals and accelerate market acceptance of our FISH imaging analysis system and probes in large hospitals. This growth strategy requires significant capital resources, and we may not generate an adequate return on our investment. Our growth may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. This could require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. We may also experience difficulties integrating these acquired businesses, products or services into our existing business and operations. The success of our growth strategy also depends in part on our ability to utilize our financial, operational and management resources and to attract, train, motivate and manage an increasing number of employees. The success of our growth strategy depends on a number of internal and external factors, such as:

•	the growth of the market for medical devices and supplies in China;

•	increase customer awareness and acceptance of our products;

•	continued enhancement of our research and development capabilities;

•	competition from other manufacturers of HIFU tumor therapy devices and alternative methods of tumor therapy; and

•	competition from other companies that offer IVD products in China,

many of which are beyond our control. We may not be able to implement our growth strategy successfully or manage our expansion effectively.

Our limited operating history makes evaluating our business and prospects difficult.

We commenced operations in July 1999, and delivered the first commercial unit of our HIFU therapy system in November 1999. We started to market and sell our second product, the ECLIA system, in September 2004. Aiming to expand and diversify our IVD portfolio, we consummated on a major acquisition of FISH operation in March 2007. We began to ship FISH imaging analysis system in June 2007. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early-stage companies, and as a result we may not be able to:

•	maintain profitability;

•	preserve our leading position in the market of HIFU tumor therapy devices;

•	diversify our revenue sources by successfully marketing and selling our IVD products;

•	commercialize our new FISH imaging analysis system and probes effectively;

•	acquire and retain customers;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	increase the market awareness of our products;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers, distributors and direct-selling hospitals; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We are controlled by a major shareholder and its affiliated entities, and their interests may not be aligned with the interests of our other shareholders.

Currently, Chengxuan and its affiliated entities beneficially own approximately 26% of our outstanding ordinary shares. Chengxuan could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions.

The interests of Chengxuan may differ from the interests of our other shareholders. We, Chengxuan, Golden Meditech and GE entered into a shareholders’ agreement in June 2005. The rights and obligations contained in the shareholders’ agreement may be terminated by written agreement among Chengxuan, Golden Meditech and GE. If any of Chengxuan’s, Golden Meditech’s or GE’s ownership interest in our company falls below 5% of our outstanding shares, calculated on a fully diluted basis, such shareholder will cease to be a party pursuant to the June 2005 shareholders’ agreement and will no longer have any rights or obligations under that shareholder’s agreement. On June 21, 2006, GE’s ownership interest in our company fell below 5% of our outstanding shares and ceased to be a party to the shareholders’ agreement. On October 4, 2006, Golden Meditech’s interest in our company fell below 5% of our outstanding shares and ceased to be a party to the shareholders’ agreement. As of September 28, 2007, GE and Golden Meditech no longer hold any of our ordinary shares.

In addition, the concentration of ownership in Chengxuan, may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, Chengxuan could divert business opportunities from us to themselves or others.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chairman and chief executive officer, Mr. Xiaodong Wu, to manage our operations. We also depend on our key research personnel. In addition, we also rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any of our senior management or key personnel could have a material adverse effect on our business and operations. Competition for senior management and research and development personnel is intense, and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. In addition, if any member of our senior management or key research and development personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key research and development personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key research and development personnel.

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

We purchase all our materials and major components from third-party suppliers and assemble our products in-house. We currently rely on single-source suppliers to provide a majority of our materials and major components. Currently, we do not have any long-term supply contracts with our suppliers however we have not experienced any significant interruption of supplies in the past. Our purchases are made on a purchase order basis. If the supply of certain materials, components or services were interrupted, our own manufacturing process would be delayed. We may be unable to secure alternative sources of supply in a timely and cost-effective manner. We purchase the components of our three devices, HIFU therapy system, ECLIA analyzer and FISH imaging analysis system from various domestic and international suppliers, some of which are our sole supplier for certain components. The raw materials for our ECLIA reagents and FISH probes are also supplied by various domestic and international vendors. The failure of any of these suppliers to provide materials to us, particularly if we are unable to obtain these materials from alternative sources on a timely basis or on commercially reasonable terms, could impair our ability to manufacture our products or increase our costs. We also plan to further increase the production and sales of our products in the future. If we are unable to obtain required materials and components that meet our production standards in sufficient quantities or at acceptable cost, we will be unable to increase our production and sales as planned. Failure to obtain adequate supplies of materials, components or services in a timely and cost-effective manner could delay our delivery to our customers. This could harm our reputation, cause us to lose sales, and force us to use more expensive sources of supply, which could significantly increase our production costs and harm our operating results. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

We need to expand our existing sales force and distribution network to maintain and grow our business and revenues. If we fail to expand and maintain an effective sales force or successfully develop our relationship with distributors, our business, prospects and brand may be materially and adversely affected.

We currently market and sell our HIFU therapy system and ECLIA systems to third-party distributors, while our FISH imaging analysis system and probes are promoted and marketed solely through our own direct sales force. As part of our growth plan, we intend to increase the number of distributors we utilize to distribute our HIFU therapy system and ECLIA system. Our plan also includes strengthening and growing our direct sales force for distribution of our new FISH imaging analysis system and probes. We have limited experience in managing a large sales force and distributor network. We cannot assure you that we will be able to maintain an effective sales force or successfully develop our relationships with third-party distributors. If we fail to do any one of those, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected. The expansion of our sales force and distribution network is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, which we gain from such expansion may not be sufficient to generate an adequate return on our investment.

If we fail to effectively manage our distribution network, our business, prospects and brand may be materially and affected by actions taken by our distributors.

We have a limited ability to manage the activities of our third-party distributors, who are independent from us. Our distributors could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products in breach of their non-competition agreements with us;

•	fail to adequately promote our products;

•	fail to provide proper service to our end-users; or

•	violate the anti-corruption laws of China.

Failure to adequately manage our distribution network or the non-compliance of our distributors with their obligations under distribution agreements with us could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. The PRC government has increased its anti-bribery efforts in the healthcare sector to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. To our knowledge, none of our distributors engages in corrupt practices. However, our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products.

International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.

Our long-term success also depends upon our ability to enter into international markets. In expanding our business internationally, we intend to enter markets in which we have no experience and in which our brand has low or no recognition. This expansion requires capital and management resources to promote our brand and generate demand for our products in targeted oversea markets. We may be unable to successfully execute our expansion plan. In new markets we may fail to anticipate competitive conditions that are different from those in China. These competitive conditions may make it difficult or impossible for us to effectively sell and distribute our products in these markets. If our expansion efforts in new markets are unsuccessful, our profitability and prospects would be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations;

•	financial condition, expertise and performance of our international distributors; or

•	potentially adverse tax consequences.

Our costs could substantially increase if we experience a significant number of warranty claims.

We provide 12-month product warranties against technical defects of our HIFU therapy system, ECLIA analyzer and FISH imaging analysis system. Our product warranty requires us to repair defects arising from product design and production process and if necessary, replace defective components. Historically, we have received a limited number of warranty claims for our HIFU therapy system and ECLIA analyzer. The costs associated with our warranty claims have historically been relatively low. Thus, we generally do not accrue any liability for potential warranty claims at the time of sales, but rather at the time claims are actually made. As we only began selling our FISH imaging analysis system in June 2007, we currently only have a short period of historical data on the warranty claims for our FISH system. The fluorescent microscope, CCD camera and imaging analysis software that are integrated into our FISH imaging analysis system are warranted by our component suppliers.

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

Almost all of our manufacturing and research and development facilities are located in a single location in Beijing, China. We do not maintain back-up facilities, so we depend on our manufacturing and other facilities for the continued operation of our business. Natural disasters or other catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars could disrupt our operations. We might suffer losses as a result of business interruptions and our operations and financial results might be materially and adversely affected. Moreover, any such event could delay our research and development programs.

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

We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements in the future. In addition, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. In the past, we have not encountered difficulties in obtaining financing.

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

We are subject to reporting obligations under the U.S. securities laws. SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of our internal control over financial reporting. As a foreign accelerated filer, our management assessment must commence for the fiscal year ended on or after July 15, 2006. Therefore, we are applying this requirement to our annual report on Form 20-F the first time for the fiscal year ended March 31, 2007. An independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting for the fiscal year ending on or after July 15, 2007. Therefore, this auditor reporting requirement will first apply to our annual report on Form 20-F for the fiscal year ending March 31, 2008.

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

Our reported earnings could decline if we recognize impairment losses on intangible assets relating to our acquisition of the ECLIA technology and FISH operation.

As a result of our acquisition of the ECLIA technology and FISH operation in August 2004 and March 2007, respectively, we have recorded certain intangible assets which are amortized over their respective estimated useful lives and are tested for impairment by us annually or more frequently if an event occurs or a circumstance develops that would likely result in impairment. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.” In the future, we could recognize impairment losses on intangible assets and that impairment could result in a charge to our reported results of operations, which would cause our reported earnings to decline.

Changes in accounting standards regarding our 2005 stock option plan may have a material adverse effect on our reported earnings, may harm our ability to attract and retain employees, and may also negatively impact our results of operations.

Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123R, which we adopted on April 1, 2006, requires all companies to recognize as an expense the fair value of stock options granted to employees. Prior to February 2005, we did not have any stock option plan, so we did not incur any share-based compensation charges. On February 2, 2005, we adopted our 2005 stock option plan and have, to date, granted options to acquire 800,000 of our ordinary shares. Prior to April 1, 2006, we accounted for these options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expense for stock options we grant where the exercise price is less than the fair value of our ordinary shares on the date of the grant and we are not required to record share-based compensation charges if the stock option exercise price equals or exceeds the fair value of our ordinary shares at the date of grant. However, beginning on April 1, 2006, we started to account for the compensation costs for stock options using a fair-value based method and recognize expenses in our consolidated statements of income in accordance with SFAS 123R. On June 11, 2007, share options and restricted shares to acquire 2,550,000 of our ordinary shares were granted to four directors, certain officers and management personnel. While the adoption of SFAS 123R did not have a material effect on our consolidated financial statements, the use of the fair-value based approach, as opposed to an intrinsic value approach, in determining the compensation costs for our share-based awards could have a material and adverse effect on our future earnings.

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

Our success will depend in part on our ability to enhance our existing products and technologies and to develop and acquire new products or technologies. The development process for medical technology is complex and uncertain, as well as time-consuming and costly. Product development requires the accurate assessment of technological and market trends as well as precise technological execution. We cannot assure you that:

•	our product or technology development will be successfully completed;

•	necessary regulatory clearances or approvals will be granted by the State Food and Drug Administration of China (SFDA) or other regulatory bodies as required on a timely basis, or at all; or

•	any product or technology we develop can be commercialized or will achieve market acceptance.

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

In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China. If we fail to obtain clearances or approvals in a timely fashion, our business may be significantly affected.

The sale and marketing of our medical device products are subject to regulation in China and other countries where we plan to expand our product distribution. We are required to obtain registrations with the SFDA and the regulators administrating the approval in countries where we plan to export. The process for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business could be significantly disrupted, and sales and profitability could be materially and adversely affected.

We are required to obtain a registration certificate from the SFDA in order to sell our HIFU therapy system. The registration certificate for our second generation HIFU therapy system expired in January 2007. Due to stricter regulations recently imposed by SFDA, we were granted an extension and are required to obtain a renewal for our third generation HIFU therapy system by December 2007. Renewing our registration certificate entails submission of various information and the review of that submission by the applicable regulatory authorities. We do not foresee any significant difficulties in obtaining such renewal. But if we fail to obtain such renewal in a timely fashion, our business may be adversely affected.

In April 2007, SFDA announced a new regulation to be effective on June 1, 2007. Reagents used for IVD testings are divided into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each reagent. Our reagents are classified as Class III reagents and they therefore are subject to all regulatory control governing Class III reagents. We are required to obtain a registration certificate for each IVD reagent prior to selling that reagent for clinical use. However, a regent that is used for research purpose only is exempt from registration and/or approval. A reagent kit intended for research use only must comply with the labeling requirements that present the statement: “For research use only. Not for use in diagnostic procedures” on the package. Of the 62 ECLIA reagents that we market as of June 30, 2007, 36 are covered by registration certificates. Of the 26 reagents we currently sell for research use only, we have submitted registration applications for 11 of them. We intend to apply for registration certificates for all of our reagents, but we may not succeed in obtaining registration certificates for all these ECLIA reagents or for any reagents that we develop in the future. Before receiving the necessary registration certificate, these ECLIA reagents can be sold for research only. Thus, this may delay the surge of sales in these reagents.

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

Our FISH probes compete with probes offered by Abbott Diagnostics, Ventana, Cancer Genetics and Cytocell. We are not aware of any China-based manufacturers who offer a FISH imaging analysis system and probes in China.

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

To develop new products and designs, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and may a material adverse effect on our revenues in the future.

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

Complex medical devices, such as our HIFU therapy system, can experience performance problems that require review and possible corrective action by the manufacturer. From time to time, we receive reports from users of our products relating to performance problems they have encountered. Those problems arose in the past were rectified in a timely fashion and related spending was insignificant. We expect that we will continue to receive customer reports from time to time regarding performance problems they encounter through the use of our products. Furthermore, component failures, manufacturing errors or design defects that could result in an unsafe condition or injury to the patient might occur. Any serious failures or defects could cause us to withdraw or recall products, which could result in significant costs such as repair and product replacement costs. We cannot assure you that market withdrawals or product recalls will not occur in the future, which could have a material adverse effect on our business, financial condition and results of operations.

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

Laws, regulations or enforcement policies in China, including those regulating medical devices and supplies, are evolving and subject to future change. For example, under a regulation enacted by the SFDA in September 2002 and was renewed in April 2007, reagents are required to be registered with the SFDA and are subject to regulatory controls. As of June 30, 2007, we have obtained SFDA registrations and/or approvals for 36 of the 62 ECLIA reagents we sell and are in the process of obtaining the required registrations and/or approvals for the 26 reagents that are currently sold with research labels. Moreover, in October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagents. As a result, all manufacturers of ECLIA reagents were obligated to meet GMP standards by January 1, 2006. We obtained GMP certification for the production of our ECLIA reagents in November 2005 and are currently in compliance with GMP requirements. This GMP certification is valid until October 2010. We have also submitted an application for the new GMP that we added recently to enlarge our production capacity of our ECLIA reagents.

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

We are a holding company, and we rely on dividends paid by our wholly owned operating subsidiaries, YDME Beijing and Beijing GP, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Both YDME Beijing and Beijing GP are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the reserves reach 50% of the subsidiaries’ own registered capital. These reserves are not distributable as cash dividends. In addition, if these two PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, both YDME Beijing and Beijing GP are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

All our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if any of these subsidiaries borrow foreign currency loans from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with the SAFE. If we finance any of these subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of these subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy resulted initially in an approximately 4.1% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. As we import certain materials and supplies for reagent kits from the United States, Finland and Sweden, fluctuations in the value of the Renminbi against the currencies of those countries may increase the cost of our reagent kits. In addition, as we rely entirely on dividends paid to us by our wholly owned subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to high technology companies, including YDME Beijing, in order to encourage development of the high technology industry. Such incentives include reduced tax rates and other measures. For example, as a high technology company operating in an approved economic-technological development area, YDME Beijing is entitled to an Enterprise Income Tax (EIT) rate of 15%, compared to an EIT rate of 33% applicable to most PRC companies. This classification also qualified YDME Beijing to a 50% reduction in EIT rate to 7.5% during the three calendar years ended December 31, 2002, 2003 and 2004. In addition, as a “foreign-invested advanced technology enterprise” certified by the Beijing Commerce Bureau, YDME Beijing is entitled to a reduced EIT rate of 10% for the three calendar years ending December 31, 2007. The reduced EIT rate will expire on December 31, 2007, after which the EIT rate of YDME Beijing will return to 15%. For the three fiscal years ended March 31, 2005, 2006 and 2007, YDME Beijing incurred income tax expense of RMB11.9 million, RMB18.1 million, and RMB30.1 million (US$3.9 million), respectively. If YDME Beijing had not had a reduced EIT rate of 7.5% for the two calendar years ended December 31, 2003 and 2004 and 10% for the calendar years ended December 31, 2005 and 2006 it would have had an EIT rate of 15%, and our income tax expense for the three fiscal years ended March 31, 2005, 2006 and 2007 would have been increased by RMB5.7 million, RMB13.0 million and RMB15.6 million (USD2.0 million), respectively.

As a foreign owned enterprise and high technology enterprise with operations in an economic-technological development area in the PRC, Beijing GP is eligible for a tax holiday, an exemption from income tax for the two years starting from the first profitable year of operations and thereafter a 50% relief from income tax for the following three years. Beijing GP is currently in the process of applying for approval from the tax authority for the grant of a tax holiday.

Additionally, any adverse changes to the PRC’s Corporate Income Tax Law may adversely affect the taxation of YDME Beijing and Beijing GP or remittances by these two operating subsidiaries to us. To date, the detailed implementation rules have yet to be made public by the PRC government. However, it is believed that among the possible changes are elimination of tax holidays and other incentives, increases in tax rates and imposition of a dividend withholding tax. Historically, we have benefited from tax holidays and incentives. The extent and timing of any such changes in the PRC’s tax laws is uncertain and it is not known whether any transitional or other relief will be granted to companies such as YDME Beijing that have already established operations in China. If adopted, these changes could significantly increase our tax expense.

YDME Beijing is also entitled to a refund of VAT on the sales of self-developed software embedded in our HIFU therapy system and ECLIA analyzers, which we recognize as part of our net revenues under U.S. GAAP. In the fiscal year ended March 31, 2007, VAT refunds accounted for 5.4% of our total revenues from these two segments.

In March 2007, China passed the China Unified Corporate Income Tax Law, or New CIT Law, which will become effective on January 1, 2008. The New CIT Law establishes a unified 25% income tax rate for most companies, with some preferential income tax rates for qualified hi-tech enterprises. The related detailed implementation rules and regulations for the New CIT Law, which will define various terms and interpret the New CIT Law’s application of and its provisions, are expected to be promulgated by the State Council in 2007. We believe that the New CIT Law, as drafted, does not affect our qualification as a hi-tech enterprise. As such, we believe that the current tax rate of 15% will continue to apply to our operating subsidiaries. If the implementation rules and regulations result in a change that causes us to no longer qualify as a hi-tech enterprise, we will be required to adjust certain deferred income tax liabilities which will result in additional tax expense in the period during which the change takes effect.

The enactment of the New CIT Law, could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays and value-added tax refunds we enjoy. In addition, under the New CIT Law, dividends we receive from our PRC subsidiaries will be subject to a withholding tax at a rate of 20%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Dividends payable by us to our foreign investors may become subject to withholding taxes under PRC tax laws.

Under the New CIT Law, dividends payable to foreign investors which are “derived from sources within the PRC” may be subject to income tax at the rate of 20% by way of withholding. Since we are a holding company and substantially all of our income will come from dividends that we receive from our PRC subsidiaries, dividends that we declare from such income may be deemed “derived from sources within the PRC” for purposes of the New CIT Law and therefore subject to a 20% withholding tax. While the New CIT Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. One example of a limitation on the 20% withholding tax is the way in which, pursuant to a treaty for the avoidance of double taxation, income tax levied by the PRC authorities on U.S. investors may not exceed 10% of the gross amount of the dividends, provided that we are deemed to be a PRC resident enterprise under the New CIT Law. If we are required under the New CIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders, the value of your investment in our ADSs may be materially and adversely affected.

Gains on the sales of our shares or ADSs may become subject to PRC income taxes.

Under the New CIT Law, our foreign corporate shareholders and corporate ADS holders may be subject to a 20% income tax upon any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” What will constitute “sources within the PRC” and whether or not there will be any exemption or reduction in taxation for our foreign corporate investors, however, are unclear since no rules or guidance concerning the new tax law has been issued yet. If our foreign shareholders and ADS holders are required to pay PRC income tax on the transfers of their shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian influenza, SARS or other epidemics or outbreaks of contagious diseases. There have been recent reports of outbreaks of a highly pathogenic avian influenza, or avian flu, caused by the H5N1 virus in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. The 2003 SARS outbreak significantly and adversely affected our revenues and, consequently, our profitability. Since all of our operations and substantially all of our customers and suppliers are based in Asia, an outbreak of avian flu,

SARS or other contagious diseases in China, other places in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, would adversely affect our business, financial condition or results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreaks of avian flu, SARS or any other epidemics.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has been and may continue to be subject to significant fluctuations. Since August 10, 2005, the intraday sales prices of our ADSs have ranged from US$14.95 to US$44.93 per ADS, and the last reported sale price on September 27, 2007 was US$42.24 per ADS. The price of our ADSs may fluctuate in response to factors including the following:

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

We may be considered a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and the underlying ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and the underlying ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are or become a PFIC, U.S. investors could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Our Convertible Notes

The notes are subordinated to our existing and future senior indebtedness.

The notes are unsecured and contractually subordinated in right of payment to our existing and future senior indebtedness. In the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior indebtedness and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. The indenture does not limit the creation of additional senior indebtedness (or any other indebtedness). Any significant additional senior indebtedness incurred may also materially adversely impact our ability to service our debt, including the notes. In addition, the holders of our senior indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the notes. As of September 28, 2007, we had no senior indebtedness outstanding. We anticipate that from time to time we may incur additional indebtedness, including senior indebtedness.

The notes are effectively subordinated to the liabilities of our existing subsidiaries and any of our future subsidiaries.

The notes are not guaranteed by our existing subsidiaries or any future subsidiaries and, accordingly, the notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries, including those of YDME Beijing and Beijing GP, through which we conduct substantially all of our operations. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiaries. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of September 28, 2007, our subsidiaries had no indebtedness outstanding (excluding inter-company liabilities and contingent liabilities).

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions.

The indenture governing the notes does not contain any financial or operating covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including secured indebtedness or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We may not be able to generate sufficient cash flow to pay the interest on our debt, including the notes offered hereby and indebtedness that is senior in right of payment to the notes offered hereby, or that future working capital, borrowings or equity financing will be available to pay or refinance any such debt.

Fluctuations in the price of our ADSs may impact the price of the notes and make them more difficult to resell.

Because the notes are convertible into our ADSs, volatility or depressed prices for our ADSs could have a negative effect on the trading price of the notes. Holders who receive ADSs upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our ADSs.

The make whole premium that may be payable upon conversion in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.

If you convert notes in connection with a fundamental change, we may be required to pay a make whole premium by increasing the conversion rate. The make whole payment is described in our registration statement on Form F-3 (File No. 333-139777), as amended, initially filed with the Commission on January 3, 2007, under the section titled “Description of the Notes—Make Whole Premium Upon a Fundamental Change.” While the make whole premium is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the make whole amount is only an approximation of such lost value and may not adequately compensate you for such loss.

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the Indenture.

The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline or result in a downgrade of the credit rating of the notes. The term “fundamental change” does not apply to transactions in which 100% of the consideration paid for our ordinary shares in a merger or similar transaction is publicly traded ordinary shares. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See the section titled “Description of the Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder” in our registration statement on Form F-3 (File No. 333-139777), as amended, initially filed with the Commission on January 3, 2007.

If you hold notes, you are not entitled to any rights with respect to our ADSs, but you are subject to all changes made with respect to our ADSs.

If you hold notes, you are not entitled to any rights with respect to our ADSs (including, without limitation, voting rights and rights to receive any dividends or other distributions on our ADSs), but you are subject to all changes affecting the ADSs. You will only be entitled to rights on the ADSs if and when we deliver ADSs to you in exchange for your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the ADSs, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our ADSs.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Our predecessor company, Beijing Yuande Bio-Medical Engineering Co. Ltd., or YDME Beijing, was incorporated in China and commenced business operations in July 1999. In anticipation of our initial public offering, we incorporated China Medical Technologies Inc., or China Medical, in the Cayman Islands as a listing vehicle in July 2004. China Medical is an exempted company with limited liability incorporated under Cayman Islands law. China Medical became our ultimate holding company when it issued shares to the existing shareholders of YDME Beijing in January 2005 in exchange for all of the shares that these shareholders held in YDME Beijing. Prior to our acquisition of the FISH operation in March 2007, we conducted substantially all of our operations through YDME Beijing. In June 2007, we completed the full integration of the FISH operation and launched our FISH imaging analysis system and probes to the market through Beijing GP. We currently conduct substantially all of our operations through YDME Beijing and Beijing GP. For additional information on our organizational structure, see Item 4.C, “Organizational Structure.”

Our principal executive offices are located at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China. Our telephone number at this address is (8610) 6787-1166 and our fax number is (8610) 6788-9588.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.chinameditech.com. The information contained on our website is not part of this annual report on Form 20-F. Our agent for service of process in the United States is Corporation Service Company located at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036.

B.    Business Overview

Overview

We are a leading China-based medical device company that develops, manufactures and markets advanced IVD products using ECLIA and FISH technology, to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids, and system using HIFU for the treatment of solid cancers and benign tumors.

Our ECLIA system is a luminescence immunoassay IVD system based on the ECLIA technology that we acquired in August 2004. Luminescence immunoassay IVD systems are advanced types of IVD systems commonly used in the United States and Western Europe, but are relatively new in China. We began marketing and selling our ECLIA system in September 2004 and had sold over 2,500 units of our ECLIA analyzer as of March 31, 2007. We currently offer 62 types of reagent kits for use with our ECLIA analyzer. These reagents are used to detect various thyroid disorders, diabetes, hepatitis, Down syndrome, liver fibrosis, disorders related to reproduction and growth and various types of tumors, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure. In addition, we were one of the first companies to obtain SFDA approval in China for an ECLIA reagent kit for the early detection of SARS.

Our FISH product offering consists of our FISH imaging analysis system and probes. FISH technology is a molecular diagnostic technology that we acquired in March 2007. Although widely used in hospitals in the United States and Western Europe, FISH technology is relatively new to the market in China. The technology is commonly used for prenatal and postnatal diagnosis, and early detection and prognosis of various cancers. When used together with the FISH probes, our FISH imaging analysis system enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities. In June, we successfully integrated the FISH operation in our existing businesses. The FISH probes we currently offer are used to detect various genetic syndromes and cancers including breast cancer, bladder cancer, cervical cancer, leukemia and multiple myeloma.

Our HIFU therapy system is an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors. Our system is designed to destroy tumors by using HIFU waves to instantly raise the temperature of the targeted tumor tissue to between 60° C and 70° C (140° F and 158° F). Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU tumor therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and as of March 31, 2007, have sold over 300 units of our HIFU therapy system to date. Sales of our HIFU tumor therapy system constituted 61% of our total revenue in the fiscal year ended March 31, 2007.

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

We sell our HIFU therapy systems primarily to distributors with a small percentage of additional sales made directly to hospitals. We sell our ECLIA systems solely to distributors. Our FISH imaging analysis system and probes are distributed solely by our own sales force to hospitals.

Our Competitive Strengths

We believe that our principal competitive strengths include the following:

Innovative ECLIA system and FISH imaging analysis system and probes for in-vitro diagnostics

We believe that we were the first China-based company to offer an integrated luminescence immunoassay IVD system that does not require devices or reagents provided by outside sources. Our ECLIA system is a simple-to-use IVD platform and is sensitive, accurate and safe. Our ECLIA analyzer incorporates proprietary technologies that give our system several advantages over radioimmunoassay and enzymatic immunoassay IVD systems, the two most widely used IVD systems in China. Additionally, compared with the imported automatic luminescence immunoassay systems available in China, our ECLIA system, including our reagent kits, are priced significantly lower, but can achieve test results with comparable accuracy. Our reagent menu is growing rapidly and our broad range of reagents puts us in a competitive position in the ECLIA sector. We believe we have a significant market opportunity to market our ECLIA system to small- and medium-sized hospitals in China. Many of these hospitals currently use less advanced IVD systems because they lack sufficient financial means to purchase the more expensive automatic and imported luminescence immunoassay systems or do not have sufficient patient volume. Our fully automatic system, which we market to large hospitals, is undergoing the approval process with the SFDA. We intend to introduce the full automatic model at a lower price than our overseas-based competitors can achieve.

We believe that we are the first China-based company to offer the FISH imaging analysis system and probes. Compared to some of the other more traditional methodologies such as karyotyping for prenatal diagnosis, our FISH imaging analysis system and probes are easier to use, easier to train people to use and provides a much faster turnaround. It also delivers high sensitivity and specificity of results required for definitive diagnosis. Our FISH imaging analysis system and probes are priced considerably lower than the imported products. We believe we have a significant market opportunity to market our FISH imaging analysis system and probes to large hospitals in China. Many of these hospitals currently use less advanced methodologies for prenatal and cancer diagnosis due to a lack of affordable alternatives. The less advanced methodologies are generally labor intensive or invasive, or yield less accurate results.

HIFU technology leader for tumor treatment

We believe that we are a leader in the design and development of HIFU tumor therapy devices in China. Our patented HIFU therapy system is SFDA-approved and has been used to treat more tumor patients in China than other available HIFU tumor therapy devices. As of March 31, 2007, we have sold over 300 units of our HIFU therapy system. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. Our third generation HIFU therapy system launched in October 2006 features a non-invasive ultrasound technology for measuring the temperature of the tumor tissues being treated. We also intend to sell a non-invasive ultrasound-based heat measuring device separately as a product upgrade for existing users of our HIFU therapy system. We believe that we are the first company to develop this technology.

Strong research and development capability and our commitments to research and development efforts

We have strong research and development capabilities, and we plan to continue to focus our development efforts on new applications for or enhancements to our HIFU and IVD technologies. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at the PUPH are currently employed by us. The key research and development personnel of our FISH operation, which we acquired in March 2007, signed three-to-five year employment contracts.

We believe that we have a strong patent portfolio compared to other medical technology companies based in China. In China, we currently have 15 patents directed towards our HIFU therapy system and ECLIA system, and have 10 patent applications pending in China directed towards our HIFU therapy and ECLIA systems. We have also made applications for eight patents directed towards our HIFU technology in countries outside China, including the United States, the United Kingdom, Germany, Japan, South Korea, Saudi Arabia and India. As of June 30, 2007, we had been granted four patents and two patents in the United Kingdom and India, respectively. We have also made an application in the United States to secure a methodology patent related to the production of FISH probes, which is currently pending approval.

We have developed multiple generations of our HIFU therapy system. The two-transducer design, developed since our second-generation HIFU therapy system, enables the patient to be treated in the supine, side or seated positions so that more locations in the body can be targeted. In addition, our third-generation HIFU therapy system is equipped with our non-invasive ultrasound temperature measuring technology. We have established relationships with a number of major hospitals and universities in China, as many of these hospitals and universities use our HIFU therapy system to treat patients and to conduct research. We believe that these relationships raise our profile, enhance awareness of our products in the medical community and among patients and provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments.

As one of our major initiatives to increase the visibility of and develop the HIFU market in China, we are collaborating with the MOH on a large-scale, three-year clinical study. This study aims to demonstrate the clinical benefits of HIFU in combination with radiotherapy and chemotherapy through approximately 20 participating large hospitals. We are also collaborating with the Chinese Academy of Sciences Institute of Acoustics on new product development for HIFU applications. In July 2007, the U.S. Food and Drug Administration granted us conditional approval for our IDE application on our HIFU therapy system. This approval allows us to begin a clinical trial in a limited number of patients with pancreatic cancer. The clinical trial will be performed at the University of Washington Medical Center in Seattle after receiving approval from the Institutional Review Board of the University. Our HIFU tumor therapy system is intended in this trial to ablate targeted tumor tissue of the pancreas for the palliation of pain associated with locally advanced or metastatic pancreatic cancer.

Our growing reagent portfolio is an important driver of the growth in our ECLIA business. Our reagent offering increased from 56 to 62 reagents over the last year. We expect to add another 10-20 reagents to our offering by the end of 2007, these include reagents for infertility disorders and infectious diseases.

Low manufacturing and operating costs

We have significant cost advantages that allow us to price our products competitively and to maintain favorable margins. We believe that our facilities in China allow us to maintain our cost of operations at a competitive level that could potentially deter other overseas-based competitors from entering the China market. This is due primarily to the lower wages and costs of components and raw materials in China relative to other locations. In addition, our sales and distribution costs are low because we market and sell our products primarily to distributors. Our direct sales force, built in association with our distribution of FISH products, will increase our selling and marketing expenses; however, we expect this increase in expenses to be largely offset by the anticipated resulting growth in sales. Also, our research and development effort mainly focuses on developing new applications and improving the product designs of our HIFU therapy system and ECLIA system, as well enhancing the functionality of our ECLIA reagents and FISH probes, which generally requires lower research and development expense than the development of new technologies and products.

Our Products and Services

Our IVD Systems

In-vitro diagnostics

IVD refers to laboratory tests that are performed on samples of blood, urine, saliva or other body fluids for the diagnosis and analysis of various diseases and disorders. Our IVD systems include ECLIA analyzers, ECLIA reagents, FISH imaging analysis system and FISH probes.

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

Our ECLIA reagent kits

We currently offer 62 types of reagent kits for detecting and monitoring various types of diseases and disorders, including thyroid disorders, diabetes, hepatitis, and disorders related to reproduction and growth, SARS, Down syndrome, liver fibrosis and various types of tumors. We are also developing reagents for other applications such as infertility disorders, HIV, hepatitis C and cardiac diseases.

The following table sets out the major clinical applications of our reagent kits:

Types of test	Numbers of reagent kits	Description
Anemia	1	Ferritin is an iron-containing protein complex that functions as the primary form of iron storage in the body. Levels of serum ferritin correlate with the amount of iron stored. Our assay test is used for evaluating levels of serum ferritin in diagnosing iron deficiency anemia.

Cardiac diseases	1	Our assay tests for the effectiveness of digoxin, a widely used drug for treatment of heart failure.

Growth disorder	1	Our assay is a test for the early diagnosis, identification and prognosis evaluation of problems relating to growth and development.

Hepatitis B	10	The ten assays comprise the basic tests hospitals perform to test for hepatitis B.

Infertility	7	Our assays test for the sterility caused by the malfunction of immune system.

Liver fibrosis	4	The four assays comprise the main tests performed by hospitals for evaluating the presence and degree of liver fibrosis.

Metabolic function (including diabetes)	4	Diabetes is also a common endocrine disorder in China. Two of our assays tests for insulin and C-Peptide level, two common indications of diabetes. Our other two assays test for and monitor diabetes where insulin and C-Peptide level may not be a reliable indicator.

Other virus (including TOCHR)	10	TOCHR is the abbreviation of five viruses that could cause the fetal malformation if infected during pregnancy. Our assays test for the infection.

Reproductive endocrinology	8	Four of our assays comprise the main tests performed by hospitals for evaluating the functions of the female reproductive organs, including the diagnosis of hormonal imbalance of postmenopausal women. Two of our assays are for evaluation of the male reproductive function. Two of our assays are used for assessing the Down syndrome.

SARS	1	SARS is an atypical pneumonia of unknown etiology, and was recognized in February 2003 in China, Taiwan, Hong Kong, Singapore and certain other regions in the world.

Thyroid disorders	5	The five assays comprise the basic tests hospitals perform to evaluate the functions of a patient’s thyroid gland. We believe that for many hospitals, thyroid testing is a mainstay of their routine endocrine tests.

Tumors	10	Our assays for “tumor markers” can detect the following types of tumors:
		• Breast • Colon • Intestine • Kidney • Liver • Lung • Ovary • Pancreas • Prostate • Stomach

FISH imaging analysis system and probes

Our FISH imaging analysis system is used to analyze human tissue samples attached to microscope slides. The system consists of a fluorescent microscope, CCD camera and imaging analysis software. The key component of our FISH imaging analysis system is the fluorescent microscope. The microscope, CCD camera and imaging analysis software are provided by our component suppliers with internal modifications. Through the use of FISH probes, the imaging analysis system enables medical practitioners to detect and localize the presence or absence of specific DNA sequences in chromosomes.

To use our FISH imaging analysis system, a specific fluorescent labeled DNA probe is mixed with a patient fluid sample or tissue sample placed on a microscope slide. This step allows the DNA probe to hybridize with its complementary target DNA. Once hybridized, the fluorescent fragments on the probes will show precisely where their target DNA lies along a chromosome. Under the fluorescent microscope, the medical practitioners examine the labeled sample and check the quality of the fluorescent signals and record the areas for analysis. The software captures and saves the fluorescent images in the computer.

Three types of probes from our production can be used in clinical FISH studies:

•

Satellite repeat-sequence probes, which target the centromeres of specific chromosomes. These are particularly useful in determining chromosome numbers in cases of possible trisomies or sex chromosome aneuploidies, such as for prenatal diagnosis;

•	Whole chromosome paint probes, which cover the entire targeted chromosome. Paints are especially helpful in translocation cases and in marker chromosome identification; and

•

Unique sequence probes, which target a specific locus or gene on a chromosome. Certain acquired abnormalities such as TERC amplification in cervical cancer and HER-2 amplification in breast cancer can be detected in interphase cells with dual-color unique sequence probes.

Our FISH probes

We currently offer probes used for prenatal and cancer management.

Applications	Numbers of probes	Description
Bladder cancer	4	An advanced approach for early detection and monitoring the course of bladder cancer.

Breast cancer	2	An effective tool to guide treatment. Mostly used to determine whether a breast cancer patient is suitable for receiving Herceptin therapy.

Cervical cancer	2	An effective tool for early diagnosis of cervical cancer and for prediction of the risk of developing cervical cancer.

Leukemia	15	For diagnosis and prognosis of various leukemias and multiple myeloma.

Prenatal	6	For detecting Trisomy 21, Trisomy 18, Trisomy 13, Turner syndrome, Trisomy X, XYY syndrome, DiGeorge syndrome, triploidy.

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

Treatment for broad ranges of tumors. Our patented two-transducer system enables our HIFU therapy system to target tumors in more body locations than the other HIFU tumor therapy systems currently commercially available in China. Our HIFU therapy system is approved by the SFDA to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Based on published clinical studies conducted by researchers and practitioners of hospitals in China, we believe that hospitals have used our HIFU therapy system to treat many types of tumors, including the following:

• breast tumors • kidney tumors • liver tumors • pancreatic tumors	• solid tumors in the pelvic cavity including: • bladder tumors • uterine tumors • uterine fibroids • prostate tumors • prostate hypertrophyrectal tumors	• tumors in the four limbs or superficial tissues • solid tumors on bone • metastasis tumors of the abdominal lymph node • rear abdominal tumors

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

Clinical studies of our HIFU therapy system

To our knowledge, clinical studies that have used our HIFU therapy system have been reported in various published international and Chinese national level reports and peer-review journals. Some studies using our HIFU therapy system have been reported in multiple publications or presentations. These published studies have reported over 1,500 cases for the treatment of rectal tumors, bladder tumors, colon tumors, gastric tumors, ampullary tumors, liver tumors, pancreatic tumors, metastasis tumors of the abdominal lymph nodes, prostate tumors, adrenal tumors, kidney tumors, smooth muscle tumors, endometrial tumors, ovarian carcinoma, rear abdominal tumors, lymphoma tumors, cervical tumors, breast tumors, hepatocellular tumors, non-Hodgkin’s lymphoma, neurofibroma, osteolytic sarcoma and skin squamous tissue cancers. Currently, our HIFU therapy system has been used in over 40,000 clinical cases.

These clinical studies have been conducted by both physicians affiliated with us as consultants and other physicians in hospitals and universities in China, such as PUPH, Fudan University Zhongshan Hospital, Beijing University Medical School, the Second-Affiliated Hospitals of Sun Yat-Sen University, the First Hospital of Jilin University, Taian Central Hospitals, Qilu Hospital of Shandong University, the Central Railway Hospital of Liuzhou, and the First Hospital of Jiangxi Medical University. Our collaboration with MOH in a large scale study aims to demonstrate the clinical benefits of HIFU in combination with radiotherapy and chemotherapy. In the United States, we plan to begin our clinical trial on limited patients with advanced pancreatic cancer. These research initiatives conducted domestically and internationally are intended to study the effectiveness of our HIFU therapy system on various types of tumors.

The HIFU therapy system

We currently offer our third-generation two-transducer HIFU therapy system. This model, which we launched in October 2006, is equipped with our newly-developed non-invasive ultrasound temperature measuring technology. We have applied for patents directed toward this technology in China and in other countries, also see “Item 4 Business Overview—Intellectual Property”.

Our HIFU therapy system consists of the following main components:

Integrated transducers. The integrated transducer consists of HIFU transmitting sources and drives circuits and can move in six directions with millimeter precision. Our HIFU transmitting sources are patented, and the patent for the HIFU transmitting sources expires in March 2019. The HIFU transmitting sources generate high-frequency ultrasound waves, which converge from a wide angle to focus on a designated focal point inside the body. We have obtained a patent for the wide convergence angle design in China, and the patent for this design expires in November 2021. Our third-generation HIFU therapy system is equipped with two transducers, which enable the patient to be treated in the supine, side or seated positions so that more locations in the body can be targeted and more tumors can be treated. This patented two-transducer design also increases the patient’s comfort level during treatment, and the patent for this design expires in November 2021. We have also applied for patents in other countries for these technologies.

Ultrasound imaging system. The ultrasound imaging system is an ultrasonic system that creates a computer image of the tumor that guides the physician in monitoring and targeting the ultrasound waves. The probe that captures the image of the tumor can monitor the patient from many angles and can be controlled automatically by a computer or manually by the physician.

Patient treatment table and seat. The table and seat frames are adjustable and can be rotated to facilitate treatment of tumors located in different parts of the body. The middle section of the patient treatment table can be removed to install a treatment seat so that the patient can sit while undergoing treatment for tumors in the pelvic cavity. The patient’s position depends on the location of the tumor. We have obtained a patent for the design of the table and seat frames in China, and this patent expires in November 2021. We have also applied for patents in other countries for the treatment seat design. As of June 30, 2007, the United Kingdom and India had granted us such patents.

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

Conduct structure. Ultrasound energy does not transmit in a straight line through air. To introduce linear ultrasound waves into a patient’s body from the upper transducer, our HIFU therapy system contains a conduct structure, which consists of a semi-sphere container filled with degassed water. We have also developed a proprietary vacuum degassing device that converts large volumes of tap water into degassed water. We have obtained a patent for this device in China, and this patent expires in November 2011. We have also applied for patents for the semi-sphere container and the degassing device in other countries. As of June 30, 2007, we had been granted such patents in the United Kingdom.

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

Manufacturing

Our manufacturing strategy combines our internal design expertise and proprietary technology with strategic sourcing. We produce our reagent kits and conduct the final product assembly, testing and packaging of our HIFU therapy system, ECLIA analyzer and FISH imaging analysis system and probes at our facility in Beijing, China. We source the production of a majority of our components to, and purchase raw materials from, third-party suppliers.

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

The major components of our HIFU therapy system are integrated ultrasound transducers, an ultrasound imaging system, a treatment table/seat, a control station and a conduct structure. The ultrasound imaging system and the treatment bed, two of the major components of our HIFU therapy system, are manufactured by GE and a local supplier, Beijing Tianyuan Kehui, respectively, and we purchase other components from other local suppliers. The major components of our ECLIA analyzer are the photon-multiplier, motor drive and various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our reagent kits are antibodies and antigens for the production of coated microplate and conjugator, chemicals for the production of reagents, and plastics and packaging such as vacant microplate and bottles. We purchase a portion of our supplies of antibodies and antigens overseas and source the other raw materials from local suppliers. The major component of our FISH imaging analysis system is the fluorescent microscope sourced from international suppliers. The raw materials of our FISH probes are substances from our DNA clone bank.

We generally produce our products based on firm orders from our customers and anticipated orders that we are reasonably confident will be obtained. Lead times for raw materials and components vary and depend on the specific supplier and the availability and demand for the raw materials or components. We currently use one or more suppliers for some of our key components for quality control purposes. We source the ultrasound imaging system, one of the major components of our HIFU therapy system, from GE, which produces the ultrasound imaging system based on our specifications. Even if we are unable to obtain this component from GE, it may not be difficult to find an alternate supplier on a timely basis that can provide a replacement system with comparable quality as we require. We also believe that we will be able to source most of our other key components from other suppliers if necessary. We do not currently have any long-term supply contracts, and our purchases are made on a purchase order basis.

During the fiscal year, we had further streamlined our product assembly process to improve our responsiveness to changes in our business volume by training our employees to assemble multiple components. As our sales fluctuate from month to month, employees with multiple skill sets and multi-tasked teams will allow us to make quicker deliveries while enabling us to more effectively manage our costs.

In November 2005, we obtained a Certificate of Good Manufacturing Practices (GMP) for Pharmaceutical Products, or the GMP certificate, for the production of ECLIA reagents. The GMP certificate was issued by the SFDA and certifies that our ECLIA manufacturing facilities comply with the requirements of good manufacturing practices for pharmaceutical products. The GMP certificate is valid for a term of five years. We are currently in compliance with such GMP requirements and have obtained GMP certification for the production of our ECLIA reagents in November 2005. This GMP certification is valid until October 2010. Recently, we completed the enlargement of our GMP facility to increase our capacity for the production of our ECLIA reagents.

In addition to the product registration certificates described above, we are required to obtain production permits and to renew these permits six months prior to the expiration of the original permit. Our production permit for medical devices, which covers our HIFU system, our ECLIA system and certain of our ECLIA reagents, is valid until July 2010.

Quality Control

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with SFDA regulations. In May 2006, we obtained ISO9001 and ISO13485:2003 certifications for the production of our HIFU therapy system and ECLIA system, which indicates our compliance with recognized international standards for quality control. We inspect components prior to assembly, and inspect and test internally manufactured products both during and after the manufacturing process.

Our quality control team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Markets and Customers

We believe that both our HIFU therapy system and our IVD systems have significant market potential in China as there is a strong demand for tumor treatment devices and sensitive and reliable IVD systems. The target market for our HIFU therapy system is large-and medium-sized hospitals in China with oncology departments. According to the MOH, there were approximately 7,700 large-and medium-sized hospitals in China as categorized by number of beds in 2006. As of March 31, 2007, we had sold over 300 units of our HIFU therapy system. The target market for our ECLIA system is small-and medium-sized hospitals in China. According to the MOH, there were approximately 18,100 small-and medium-sized hospitals in China in 2006. We began marketing and selling our ECLIA system in September 2004 and had sold over 2,500 ECLIA analyzers as of March 31, 2007.

In the three fiscal years ended March 31, 2005, 2006 and 2007, 97.0%, 98.9% and 100.0% respectively, of our HIFU therapy system were sold to distributors. Sales of our HIFU therapy system have been, and will continue to be, generated by sales to a relatively small group of distributors that change from year to year. We do not have long-term contracts with any of our distributors. Because our main product, the HIFU therapy system, is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our quarterly results. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Company—We are dependent on a small number of distributors for a significant portion of our revenues and this dependence is likely to continue in the future.”

Sales and Marketing

We market and sell our ECLIA system solely to distributors. For sales of our ECLIA analyzer, we require a payment of 20% to 40% of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of reagent kits, we do not require down payments, and we collect payments three months after acceptance.

We market and sell our FISH imaging analysis system and probes directly to hospitals. For sales of our FISH imaging analysis system, we require a payment of 30% to 50% of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of FISH probes, we do not require down payments, and we collect payments three months after acceptance.

We market and sell our HIFU therapy systems primarily to third-party distributors. We recognize revenues at the time our products are accepted by either our distributors or the hospitals designated by these distributors, which typically occurs within one to two weeks after shipment. We sign binding purchase agreements with our distributors or with our hospital customers each time we make a sale of our products. Under these purchase agreements, our distributors or hospital customers agree to pay a non-refundable, non-adjustable fixed amount of money for our products over a period of time. Our distributors take ownership of our products when either they or the hospitals they designate accept the products, depending on the terms of each contract. The acceptance typically occurs within one or two weeks of shipment, during the period when we help hospitals to install our products. Once the products are accepted, the one-year warranty period commences. For sales of our HIFU therapy system, we require an initial payment of 30% to 40% of the sale price when customers place purchase orders or after the shipment is accepted by either our distributors or the hospitals designated by these distributors. The balance is payable within one year of acceptance. Some of our distributors purchase our products to operate profit-sharing programs with hospitals. Under these profit-sharing programs, these distributors install our HIFU therapy system in hospitals without any up-front charge to hospitals and in return receive a portion of the net profits generated by the system.

We select our third-party distributors based on their reputation, market coverage, sales experience and the size of their sales force. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. Currently, all our products are being marketed and sold in China. However, we are expanding distribution of our products to other countries, including South Korea, Japan and European countries. We have exclusive distribution agreements with AsianStar, Inc., Century Medical, and EDAP for future distribution in South Korea, Japan and the European Union, pending approval from relevant governmental authorities.

As of June 30, 2007, we had a team of 59 marketing and sales personnel who conduct sales of our HIFU therapy system, manage distributors for both our HIFU therapy system and our ECLIA systems and perform other sales related tasks. We intend to further increase the size of our sales force as our business grows.

The hospital’s chief administrator and the head of the department of oncology, in the case of our HIFU therapy system, or the head of the department of diagnostics, in the case of our ECLIA system and FISH imaging analysis system and probes, typically make the purchasing decision for our products. We believe that hospitals make purchase decisions on HIFU tumor therapy devices based on the safety and effectiveness of the device, the types of cancer treatment methods that they already offer, their available budget and the anticipated economic return. We believe that hospitals make purchase decisions on diagnostics equipment based on the performance and the range of reagent kits available, the prices of equipment and reagents, ease of use and the turnaround time of results.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our HIFU therapy system. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. We manage our relationships with ECLIA distributors by pricing our ECLIA system more attractively to distributors than imported alternatives. Our FISH imaging analysis system and probes address large unmet market in China, primarily the prenatal and cancer diagnosis market. Our direct sales force formed in association with FISH distribution help us build a closer relationship with the end-users in these large hospitals. We believe these relationships facilitate cross-selling of our other two products.

Customer Support and Service

We maintain a dedicated team to provide customer support and service for our products. Our customer support and service team is based in Beijing, and it provides on-site and off-site technical and clinical support to hospitals across China upon customer request. As of June 30, 2007, this team consisted of 60 full-time employees, including physicians, biomedical engineers, acoustics engineers, computer science engineers, and service and repair technicians. We plan to build service centers and station service engineers in major cities in China to continue providing good customer support and service as we continue to grow. We believe that our ability to provide good customer support and service is an important part of our business.

We provide training to hospitals that purchase our HIFU therapy system, our ECLIA system and our FISH imaging analysis system and probes. Training sessions are provided directly by us or through larger hospitals that have purchased our product. We offer a two-week training course to hospitals that purchase our HIFU therapy system. Hospital participants typically include a physician, an ultrasound technician, a nurse and a maintenance engineer. In addition, due to the technical nature of our HIFU therapy system, it is usually necessary for members of our customer support and service team to assist with the installation. Our ECLIA system and FISH system training is generally only one to five days long as our IVD systems are relatively easy and simple to operate.

Each of our HIFU therapy systems, ECLIA analyzers and FISH imaging analysis systems are typically sold with a 12-month warranty against technical defects. We have experienced a very limited number of warranty claims in the past for our HIFU therapy systems and ECLIA systems. The costs associated with our warranty claims have historically been relatively low. We do not generally accrue any liability for potential warranty costs at the time of sale. As we only began selling our FISH imaging analysis systems in June 2007, we currently only have a short period of historical data on the warranty claims for our FISH imaging analysis system. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Warranty obligations.”

Intellectual Property

We are committed to developing and protecting our intellectual property portfolio. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of September 28, 2007, we have obtained 15 patents in China, including two utility patents and seven patents for inventions, directed toward different aspects of our HIFU therapy system and five utility patents and one invention patent directed to our ECLIA system. The validity period for our seven utility patents and eight invention patents is 10 and 20 years, respectively, from the date the application was filed. See “—Our HIFU solution—the HIFU therapy system” for a detailed description of our most important patents. We also have 10 patent applications pending in China relating to our HIFU and ECLIA systems, including one application for a utility patent and nine applications for inventions. Generally, invention patents are viewed as offering more commercial protection than utility patents. As with patent rights in most other jurisdictions, a patent holder in the PRC enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent within the PRC. To protect some of the most important proprietary technologies internationally, we have applied for eight HIFU technology patents in countries including the United States, the United Kingdom, Germany, Japan, South Korea and India. As of June 30, 2007, we had been granted all four of the patents we applied for in the United Kingdom and two of the four patents we applied for in India. We are in the process of applying for a patent of our FISH methodology in the United States.

We have developed, among others, the following key technologies for our HIFU tumor therapy system, ECLIA system and FISH probes:

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

•

substance storage technology—This technology can improve the shelf life of our reagent kits from six months to two years, thus reducing the risk of inventory obsolescence. We have obtained a patent directed toward this technology in China.

•

FISH methodology—This methodology discloses an innovative method to deplete repetitive sequences from human DNA. The approach has consistently demonstrated that our present subtraction method is efficient in removing DNA hybridized complexes, thus leading to a significant depletion of repetitive sequences from a source DNA. We have filed a patent application directed toward this methodology in the United States.

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

Regulation

Our HIFU therapy system and ECLIA analyzer are medical devices and are subject to regulatory controls governing medical devices. In April 2007, SFDA announced a new regulation on IVD reagents to be effective on June 1, 2007. Pursuant to the SFDA regulation announced on April 19, 2007, reagents used for IVD testings are divided into three different categories depending on the degree of risk associated with the reagent. All reagents are subject to regulatory controls governing IVD reagents. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the SFDA. We are also subject to other government laws and regulations which are applicable to manufacturers in general. SFDA requirements include obtaining production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry and adverse reporting, and advertising and packing standards.

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

Our HIFU therapy system is classified as a Class III device, and it therefore is subject to all regulatory controls governing Class III medical devices, as well as special regulations governing HIFU medical devices. Our ECLIA analyzers and FISH imaging analysis system are classified as Class II devices.

Production permit for medical devices

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II or Class III medical devices. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of our HIFU therapy system and our ECLIA analyzer will expire on July 3, 2010. We sourced our fluorescent microscope and CCD camera from third-party suppliers whose equipment is SFDA approved. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit.

Registration requirements of medical devices

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

We received SFDA approval for our first generation HIFU therapy system in September 1999 for the treatment of solid tumors in the pelvic cavity and the abdominal cavity. Solid tumors in the pelvic cavity include bladder, uterine, prostate and rectal tumors, uterine fibroids and prostate hypertrophy. Solid tumors in the abdominal cavity include pancreatic, rear abdominal, liver and kidney tumors and metastasis tumors of the abdominal lymph node. We discontinued the production of our first generation HIFU therapy system in December 2002. Although the September 1999 approval expired on May 24, 2004, it is still valid for all units of our first generation HIFU therapy system that were sold to hospitals before our approval expired. In January 2003, we received a four-year SFDA approval for our second generation HIFU therapy system for the treatment of liver tumors, breast tumors, kidney tumors, solid tumors in the pelvic cavity, tumors in the four limbs or superficial tissues and solid tumors on bone. The registration certificate for our second generation HIFU therapy system expired in January 2007, although we were granted an extension until December 2007. We discontinued the production of our second generation HIFU system in October 2006 when we launched our third generation model. We must obtain a renewal for our third generation HIFU therapy system by December 2007. We do not believe it will be difficult for us to renew this approval.

Beijing Weixiao received SFDA approval for our ECLIA analyzer in February 2004. After our ECLIA acquisition, we applied for the transfer of the SFDA approval to us and substantially completed the transfer in March 2005. The SFDA approval we have obtained will expire in March 2009 and we do not believe it will be difficult for us to renew this approval for the upgraded version of our ECLIA analyzer.

Classification of ECLIA reagents

In April 2007, the SFDA announced a new regulation to be effective on June 1, 2007. Reagents used for IVD testing are divided into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each reagent. Classification of a reagent is important because the class to which a reagent is assigned determines, among other things, the types of registration required and the level of regulatory authority involved in effecting the registration.

Class I reagents are those with low risk and are subject to “general controls”. Class I reagents are regulated by the city level food and drug administration where the manufacturer is located. Class II reagents are those with medium risk and are subject to “special controls.” Class II reagents are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk and are regulated by the SFDA under the strictest regulatory control.

Our reagents are classified as Class III reagents, and they therefore are subject to all regulatory controls governing Class III reagents.

Production permit for ECLIA reagents

A manufacturer must obtain a production permit from the food and drug administration at the provincial level. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of reagents will expire in July 2010. To renew the production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit. In addition, pharmaceutical manufacturing operations are also subject to periodic re-inspection and must comply with applicable quality regulations.

Registration requirements of ECLIA reagents

Prior to selling an IVD reagent kit, a manufacturer must obtain both SFDA registration of, and SFDA approval for, the product it plans to sell. The registration process starts with submitting a registration dossier to the SFDA. The registration dossier contains primarily detailed information concerning the effectiveness and quality of the reagent. It also contains details concerning the manufacturing process and the production facilities. The registration process can last a few months and the timing depends on the nature of the pharmaceutical product under review, the quality of the data and the general efficiency of the SFDA. The approval process involves the detailed examination of the testing, effectiveness, labeling, manufacturing and marketing of IVD reagents by the SFDA. The registration is valid for four years.

As of June 30, 2007, we offer a total of 62 ECLIA reagents in China. Of these 62 ECLIA reagents, 36 are covered by registration certificates. Of the 26 reagents we currently sell for research purpose which are exempt from registration certificates, we have submitted registration applications for 11 of them.

Thus, although regulations require that both SFDA registration and approval be obtained before a reagent kit is sold, a reagent kit may be exempt from registration and/or approval if it is used for research purposes only. A reagent kit intended for research use only may not be applied in human clinical diagnostic or prognostic uses. In addition, a reagent kit intended for research use only must comply with the labeling requirements that require the statement: “For research use only. Not for use in diagnostic procedures.” We have sold many of our reagent kits without required registrations and/or approvals. In addition, we believe that many reagent kits sold in China, including some manufactured by our overseas-based competitors, are also sold without required registrations and/or approvals. See “Item 3. Key Information—D. Risk factors—Risks related to our industry—In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China. In some cases, we have been operating without these authorizations, which could subject us to significant penalties.” and “Item 3. Key Information—D. Risk factors—Risks related to doing business in China—Future changes in laws, regulations or enforcement policies in China could adversely affect our business.”

In October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagents. As a result, all manufacturers of ECLIA reagents were obligated to meet GMP standards by January 1, 2006. We are currently in compliance with such GMP requirements and obtained GMP certification for our ECLIA reagents in November 2005. The GMP certification is valid until October 2010.

Continuing SFDA regulations

We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new pre-market approval or pre-market approval supplement may be required. Our HIFU therapy system, our ECLIA analyzer and our FISH imaging analysis system and probes are subject to, among others, the following regulations:

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

In order to clarify the issues arising from the implementation and application of Notice 75, on May 29, 2007, SAFE promulgated Implementing Procedures of Notice 75, or Notice 106. However, the complex rules and requirements set forth under Notice 106 need even more interpretation and operating guidance. For example, it is not clear under Notice 106 if our establishment of the two entities in the British Virgin Islands would be subject to the registration requirement of Notice 106.

As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75 and Notice 106, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will complete the necessary approval and registration procedures required by the SAFE regulations.

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who participate in employment share ownership or share option plans of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in China. For participants of an employment share ownership plan, an overseas custodian bank should be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment share ownership plan. In the case of a share option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the share option plan participants. For participants who had already participated in an employment share ownership plan or share option plan before the date of the Share Option Rules, the Share Option Rules require their domestic employers or domestic agents to complete the relevant formalities within three months of the date of the Share Option Rules. The failure to comply with the Share Option Rules may subject us as the company offering the plan to penalties under the PRC foreign exchange regime.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of June 30, 2007.

*	Yuande (USA) Corp was closed in January 2007.

Our predecessor company, Beijing Yuande Bio-Medical Engineering Co. Ltd., or YDME Beijing, was incorporated in China and commenced business operations in July 1999. In anticipation of our initial public offering, we incorporated China Medical Technologies Inc., or China Medical, in the Cayman Islands as a listing vehicle in July 2004. China Medical became our ultimate holding company when it issued shares to the existing shareholders of YDME Beijing in January 2005 in exchange for all of the shares that these shareholders held in YDME Beijing. As of June 30, 2007, we conduct substantially all of our operations through YDME Beijing and Beijing GP. In January 2007, we closed down a wholly owned subsidiary Yuande (USA) Corp. in California, which was principally engaged in assisting research and development projects and clinical studies on using the HIFU therapy system in the United States. In March 2007, CMED HIFU Development Corporation was set up in Seattle to assume the principal activities of the Yuande (USA) Corp. that we closed down in California. In March 2007, we established a wholly owned subsidiary, CMED Molecular Diagnostics Ltd., for investment holding purposes. CMED (HK) Limited was set up in April 2007 to provide administrative services to our group companies.

D.	Property, Plant and Equipment

All of our manufacturing facilities are located in the Beijing Economic-Technological Development Area, where we own two buildings with an aggregate of approximately 10,000 square meters of office, research and development and manufacturing spaces. To further enlarge our production capacity, we have leased properties in the Beijing Economic-Technological Development Area for the production of our ECLIA analyzer and FISH imaging analysis system and probes.

In September 2005, we entered into a three-year lease for approximately 494 square meters of office space in a central business district of Beijing, China. We use this office for our management and international sales and marketing purposes.

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

A.    Operating Results

Overview

We are a China-based medical device company that develops, manufactures and markets in China advanced IVD products using ECLIA technology to detect and monitor various diseases and systems using HIFU for the treatment of solid cancers and benign tumors. As of March 31, 2007, our sales were generated from two products, our HIFU therapy system and ECLIA system. We started reporting our financial results in these two segments along product lines since our acquisition of the ECLIA technology in August 2004. The sales and distribution of our FISH imaging analysis system began in June 2007, thus, no segment sales were recorded for the fiscal year ended March 31, 2007.

Our main product, the HIFU therapy system, is an ultrasound-guided acoustic ablation system that is used for the non-invasive treatment of solid tumors. Our second product, the ECLIA system, is an enhanced chemiluminescence immunoassay IVD system that can be used to diagnose and analyze a variety of diseases and conditions, including various thyroid disorders, diabetes, hepatitis, liver fibrosis, Down syndrome, disorders related to reproduction and growth, various types of tumors and SARS, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure.

The HIFU therapy system was our only product until September 2004. PUPH commenced research on HIFU medical devices for the treatment of tumors in the early 1990s with funding provided by Beijing Chengxuan, a company controlled by Mr. Xiaodong Wu. Mr. Wu is the chairman of our board of directors, our chief executive officer and a significant shareholder of our company. Clinical trials of an early version of the HIFU therapy system commenced in 1998. We acquired our HIFU technology at a price of RMB6.0 million from PUPH and Beijing Chengxuan and commenced the commercial production and distribution of our HIFU therapy system in November 1999. This was shortly after YDME Beijing was co-founded by PUPH and Beijing Chengxuan.

We began marketing and selling our ECLIA system in September 2004. PUPH commenced research on ECLIA technology in the early 1990s with funds provided by Beijing Weixiao, a company controlled by Mr. Wu. Beijing Weixiao began participating in ECLIA technology research in August 2001 and subsequently acquired the ECLIA technology from PUPH in July 2003. We acquired the ECLIA technology from Beijing Weixiao in August 2004. Pursuant to the acquisition agreement, we paid Beijing Weixiao a total purchase price of RMB250.0 million (US$31.0 million) for the ECLIA technology, related inventories and a non-compete commitment, which was paid in five installments from September 2004 to September 2005. This acquisition broadens our product offerings and presented us with a significant opportunity to market our ECLIA system to small- and medium-sized hospitals in China. Many of these hospitals currently use less advanced IVD systems because they lack sufficient financial means to purchase other luminescence immunoassay systems available in China, which are mostly automatic and imported. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at PUPH are currently employed by our company.

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

Revenues

As of March 31, 2007, we derived revenues primarily from three sources, which include sales of our HIFU therapy system, ECLIA analyzers and ECLIA reagent kits.

Our net revenues are net of VAT and sales return, but include VAT refunds on the sales of self-developed software embedded in our HIFU therapy system and our ECLIA system. See “—Taxation.”

Revenues from sales represent the invoiced value of goods, net of value added taxes and sales return. We recognize revenues at the time our products are accepted by either our distributors or the hospitals designated by these distributors depending on contractual stipulation, which typically occurs within one to two weeks of shipment.

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

Our sales have historically been made on the basis of unit-by-unit purchase orders rather than long-term commitments, and we do not have long-term contracts with any of our customers. We expect that in any given period a relatively small, and changing, number of distributors will continue to account for a significant portion of our revenues. In the earlier stage of our development, a significant percentage of the sales of our HIFU therapy systems was generated through our own direct sales. At present, we rely predominantly on sales to distributors rather than our own direct sales. In the three fiscal years ended March 31, 2005, 2006 and 2007, 97.0%, 98.9% and 100.0%, respectively, of our HIFU therapy systems were sold to distributors. As the target end markets for our HIFU therapy system and our ECLIA system are different, we expect our two products to be sold to different groups of distributors. We cannot assure you that any customer will continue to purchase our products at the same levels as in prior years or that our relationship with any of them will continue.

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

For sales of our HIFU therapy system, we generally collect 30% to 40% of the sale price when customers place purchase orders or after the shipment is accepted by either our distributors or the hospitals designated by these distributors, and the balance within one year of acceptance. For sales of ECLIA analyzer, we collect 20% to 40% of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of reagent kits, we do not require down payments, and collect payments within three months after product acceptance.

Costs

Cost of revenues. Our cost of revenues primarily consists of material and component costs. It also includes amortization of intangible assets and direct costs incurred in the assembly, installation and service of our products, such as salaries and related personnel expenses and depreciation costs of plant and equipment used for production purposes. Depreciation of property, plant and equipment for the fiscal years ended March 31, 2005, 2006 and 2007 in the amount of RMB1.2 million, RMB1.6 million and RMB2.6 million (US$0.3 million), respectively, were recorded as cost of revenue. Our in-house production manufactures the reagent kits, and conduct the final product assembly, testing and packaging of our HIFU therapy systems and our ECLIA analyzers. We also source a majority of our components from third-party suppliers.

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

•

Research and development. Research and development expenses primarily consist of costs associated with the design, development, testing and enhancement of our existing products. These costs consist of expenditures for purchases of supplies, clinical trials, salaries and related personnel expenses, and other relevant costs. Going forward, we expect to increase our research and development expenses, both on an absolute basis and as a percentage of revenue, to develop new applications and improve the product designs of our HIFU therapy system, ECLIA system and FISH imaging analysis system and probes.

•

Sales and marketing. Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Similar to most China-based manufacturers of medical equipment and supplies, our sales are made primarily to distributors. As a result, our sales and marketing expenses as a percentage of revenues are significantly lower than manufacturers of medical equipment and supplies that operate their own marketing and distribution networks and sell directly to hospitals. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially our ECLIA system and FISH products.

•

General and administrative. General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, fees and expenses of our outside advisers, including legal, audit and valuation expenses, expenses associated with our administrative offices and the depreciation of equipment used for administrative purposes. We expect that our general and administrative expenses will increase, both on an absolute basis and as a percentage of revenue, as we hire additional personnel and incur costs related to the anticipated growth of our business. Share-based compensation of RMB1.3 million (US$0.2 million) was included in general and administrative expenses for the fiscal year ended March 31, 2007. We adopted our 2005 stock option plan in February 2005. On March 14, 2005, we granted share options to acquire 200,000 of our ordinary shares to each of two of our directors under this stock option plan and on August 8, 2005, we granted share options to acquire 200,000 of our ordinary shares to each of two additional directors under this stock option plan. On June 11, 2007, we granted four directors, certain officers and management personnel restricted shares and share options to purchase an aggregate of 2,550,000 ordinary shares. We account for these restricted shares and share options in accordance with SFAS No. 123(R), and its related interpretations, which require us to record a compensation charge measured at the fair value of the restricted shares and share options. We recognize the compensation expense over the applicable service period of the grantee, which is usually the vesting period. See “—Critical Accounting Policies—Share-based compensation.”

Income taxes

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

Under the current PRC laws, YDME Beijing and Beijing GP are subject to EIT and VAT. Beijing GP has been approved as a hi-tech enterprise on June 17, 2007, therefore, management believes that it will be entitled to an EIT rate of 15%, this classification is also expected to exempt Beijing GP from paying the EIT for the two calendar years ending December 31, 2008 and a 50% reduced tax rate for the three calendar years ending December 31, 2011.

YDME Beijing has been classified as a high technology company and currently operates in an approved economic-technological development area. Given this classification, it is entitled to an EIT rate of 15%, compared to a statutory rate of 33% for most companies in China. This classification also exempted YDME Beijing from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001 and a 50% reduced YDME Beijing’s EIT rate to 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004. In addition, as a “foreign-invested advanced technology enterprise” certified by the Beijing Commerce Bureau, YDME Beijing is entitled to a further reduced EIT rate of 10% for the three calendar years ending December 31, 2007. YDME Beijing obtained approval from the tax authority in February 2006 regarding this further reduction in EIT rate.

For the three fiscal years ended March 31, 2005, 2006 and 2007, YDME Beijing incurred income tax expense of RMB11.9 million, RMB18.1 million and RMB30.1 million (US$3.9 million), respectively. If YDME Beijing had not had a reduced EIT rate of 10% for the three calendar years ending December 31, 2007, it would have had an EIT rate of 15% for each respective year, and our income tax expense for the three fiscal years ended March 31, 2005, 2006 and 2007 would have increased by RMB5.7 million, RMB13.0 million and RMB15.6 million (US$2.0 million), respectively (see Item 3 Key Information Note 3).

VAT is charged based on the selling price of our products at a general rate of 17%. Our revenues are recorded net of this VAT. However, we are entitled to a refund of VAT in excess of 3% on the sales of self-developed software embedded in our HIFU therapy system and our ECLIA system. We recognize the VAT refund as part of our net revenues under U.S. GAAP. For the fiscal years ended March 31, 2005, 2006 and 2007, VAT refunds amounted to RMB14.7 million, RMB23.0 million and RMB29.6 million (US$3.8 million), respectively which accounted for 6.8%, 6.2% and 5.4% of our revenues for the respective year.

In March 2007, China passed the New CIT Law, which will become effective on January 1, 2008. The New CIT Law establishes a unified 25% income tax rate for most companies, with some preferential income tax rates for qualified hi-tech enterprises. The related detailed implementation rules and regulations for the New CIT Law, which will define various terms and interpret the New CIT Law’s application of and its provisions, are expected to be promulgated by the State Council in late 2007. We believe that the New CIT Law, as drafted, does not affect our qualification as hi-tech enterprises. As such, we believe that the current tax rate of 15% will continue to apply to us. If the implementation rules and regulation result in a change that causes us to no longer qualify as hi-tech enterprises, we will be required to adjust certain long term deferred income tax which will result in a loss in the period the change takes effect.

The enactment of the New CIT Law, could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays and value-added tax refunds we enjoy. In addition, under the New CIT

Law to be effective on January 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax at a rate of 20%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate withholding tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. At this point, we are uncertain of the withholding tax arrangement on dividends. Therefore, we are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

Depreciation and amortization of long-lived assets

We depreciate property, plant and equipment and amortize our intangible assets on a straight-line basis over the respective estimated useful lives of these assets, after taking into account their estimated residual values.

The patent we acquired as part of our ECLIA acquisition in August 2004 is amortized over its remaining protected period of 17 years.

In determining the estimated useful lives of our unpatented technology in our ECLIA acquisition, we consider the following pertinent factors:

•	the protective period of similarly patented technology;

•	the planning horizon of our operations taking into account the medical equipment and supply market in China as a whole; and

•	the economic lives and history of other similar diagnostic technologies currently used by hospitals in the world.

As a result, we have estimated the useful life of the unpatented technology we acquired as part of our ECLIA acquisition to be 20 years.

The estimated useful life of the non-compete agreement we acquired in our ECLIA acquisition is based on the period of time during which the non-compete agreement is expected to be of value to us, which we consider to be the estimated time required for Beijing Weixiao to develop a similar technology and the length of the impact if Beijing Weixiao were to develop the technology and to compete with us. As a result, we have estimated the useful life of the non-compete agreement to be 10 years.

The intangible assets we acquired as part of our FISH acquisition in March 2007 are amortized over their respective estimated useful lives. These intangible assets are amortized over the length of time that they are expected to bring economic value to us.

In determining the estimated useful lives of FISH related technology and know-how acquired in March 2007, we consider the following pertinent factors:

•	the useful life of similar technology and technical know-how;

•	the planning horizon of our operations taking into account the medical equipment and supply market in China as a whole; and

•	the economic lives and history of other similar diagnostic technologies currently used by hospitals in the world.

Our estimated useful life for the technical know-how for production for FISH imaging analysis system and FISH probes are 5 years and 20 years, respectively. The period of non-compete agreement is 5 years. The FISH related technology and know-how relates to the production of our FISH imaging analysis system as well as the mass production of probes. The non-compete agreement contains covenants of the sellers not to compete with us.

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

We adjust the depreciation and amortization expenses for future periods if there are significant changes from previous estimates. For the fiscal years ended March 31, 2005, 2006 and 2007, there were no significant changes in the estimated useful lives or residual values of these long-lived assets.

Valuation of inventories

Our inventories are stated at the lower of cost and market. Cost is determined using first-in, first-out method and consists of the cost of direct material, direct production cost and an allocation of production overheads. We review periodically the carrying amounts of our inventories including raw materials, work-in-progress and finished goods in order to assess whether a write down is needed. We will write down inventories that we identify and consider as obsolete. We manage our inventory level based on our estimates of future demand in reference to received backlogs and forecasted customer orders. This measure helps us to manage our exposure to significant risk of obsolescence. There have been no significant inventory write downs for the fiscal years ended March 31, 2005, 2006 and 2007.

Acquisitions

As of March 31, 2007, our intangible assets consisted of ECLIA-related patented technology, unpatented technology and non-compete agreement as well as FISH-related technical know-how and non-compete agreement. The acquisitions in ECLIA assets and the FISH operation were made during the fiscal years ended March 31, 2005 and March 31, 2007, respectively. We allocate the cost of acquisitions based on the estimated fair value of the net assets acquired on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any identifiable intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. When a business combination involves an excess of fair value of the acquired net assets over cost and a contingent consideration agreement that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, we recognize a liability for the lesser of the maximum amount of contingent consideration or the initial amount of negative goodwill. If an amount of negative goodwill remains after we recognize this liability, we first write down the eligible acquired assets, and recognize any remaining unallocated amount as an extraordinary gain.

The fair values of our identifiable ECLIA-related and FISH-related intangible assets were determined by management with the assistance of independent appraisers using mainly the income approach. For technical know-how of FISH probes and FISH imaging analysis system, the fair values were determined by using the relief-from-royalty method under the income approach. Under the relief-from-royalty method, a hypothetical construct is used to represent what we would be willing to pay to continue to use the intangible asset in business operations if we no longer had legal ownership of the intangible asset. Since ownership of the asset relieves the business from being required to make these payments, financial results are improved to the extent the upfront payment and royalty payments are avoided. The net of tax hypothetical royalties of 25.5% for the first ten years and 20% for the next ten years are discounted at a weighted average cost of capital at 14.75% to present value and to arrive at the indication of the asset’s fair value. Capital Asset Pricing Model was adopted to determine the weighted average cost of capital. For the non-compete agreement in FISH business, we have adopted an income approach that compares the perspective cash flows with and without the subject competition in place.

Recoverability of long-lived assets

Our long-lived assets consisted of property, plant and equipment and intangible assets. We review periodically the carrying amounts of our long-lived assets to be held and used in order to assess whether the recoverable amounts, based on expected undiscounted net cash flows, have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, we reduce the carrying amount to the estimated fair value and record the difference as an impairment loss, which is charged against earnings. We determine estimated fair value using expected future cash flows generated by the assets and such future cash flows are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the fiscal years ended March 31, 2005, 2006 and 2007, we did not recognize any impairment losses in our consolidated financial statements.

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

Warranty obligations

Each of our HIFU therapy systems and ECLIA analyzers are typically sold with a 12-month unlimited warranty against technical defects, the term of which begins upon acceptance of the product by the customer. Our FISH imaging analysis system will offer a similar warranty policy. Based on the limited number of warranty claims in the past for our HIFU therapy system and the relatively low historical repair costs, we do not generally accrue any liability for potential warranty costs at the time of sale. However, if we begin to experience an increase in the frequency of claims or the amount of repair costs to cover our warranty obligations, we will begin to provide for such warranty costs at the time of product sale. If we had incurred a warranty claim rate of 1% of our net revenues, our estimated warranty costs for the three fiscal years ended March 31, 2005, 2006 and 2007 would have been approximately RMB2.2 million, RMB3.7 million and RMB5.5 million (US$0.7 million), respectively. Our customers do not have a right of return with respect to products purchased from us.

Share-based compensation

Beginning April 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment”, which requires all share-based compensation to directors, officers and management personnel, including grants of share options and restricted shares, to be recognized as an expense in the financial statements based on their grant date fair values. This statement was adopted using the modified prospective method of application, which requires us to recognize compensation cost on a prospective basis. Therefore, prior year’s financial statements have not been restated. Under this method, we recorded share-based compensation cost for awards granted prior to but not yet vested as of April 1, 2006 using the fair value amounts determined for pro forma disclosure under SFAS No. 123. For purposes of disclosing the pro forma net income, the value of the awards are estimated using the Black-Scholes option-pricing model and recognized over the service period. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

For share-based awards granted after April 1, 2006, we recognized compensation cost based on estimated grant date fair values using the Black-Scholes option-pricing model. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected share option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we revise the estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, the future expenses may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and restricted shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as share options, may expire resulting in intrinsic value of nil as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our consolidated financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

Results of Operations

The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year ended March 31,
	2005		2006		2007
	RMB (in thousands)	% of net revenues	RMB (in thousands)	% of net revenues	RMB (in thousands)	% of net revenues
Revenues, net(1)	217,547	100.0%	371,767	100.0%	546,970	100.0%
Cost of revenues	(64,579)	(29.7)	(110,494)	(29.7)	(151,614)	(27.7)

Total gross profit	152,968	70.3	261,273	70.3	395,356	72.3
Operating expenses:
Research and development	(2,815)	(1.3)	(14,374)	(3.9)	(31,469)	(5.8)
Sales and marketing	(4,960)	(2.3)	(15,327)	(4.1)	(18,264)	(3.3)
General and administrative	(16,644)	(7.6)	(38,309)	(10.3)	(55,352)	(10.1)

Total operating expenses	(24,419)	(11.2)	(68,010)	(18.3)	(105,085)	(19.2)
Operating income	128,549	59.1	193,263	52.0	290,271	53.1
Net interest income and other income(2)	1,748	0.8	23,838	6.4	29,541	5.4

Income before tax	130,297	59.9	217,101	58.4	319,812	58.5
Income tax expense	(11,854)	(5.4)	(18,088)	(4.9)	(30,094)	(5.5)

Net income	118,443	54.5%	199,013	53.5%	289,718	53.0%

(1)	Revenues, net, include revenues from sales of our products, net of VAT and sales return, but include VAT refunds on the sales of self-developed software embedded in our products.
(2)	Net interest income and other income includes “interest expense,” “interest income” and “other income” from our consolidated financial statements included elsewhere in this annual report.

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Revenues, net. Our revenues were derived from two operating segments—HIFU therapy system sales and ECLIA system sales. HIFU therapy system sales and ECLIA system sales accounted for 60.6% and 39.4% of our sales, respectively, for the fiscal year ended March 31, 2007 and 66.4% and 33.6%, respectively, for the fiscal year ended March 31, 2006. We expect ECLIA sales, principally sales of ECLIA reagent kits, to grow at a higher rate than that of our HIFU therapy system sales. Together with sales generated from our recently launched FISH imaging analysis system and probes, we expect our combined revenue from the IVD platform will account for a significant part of our revenue. See “—Revenues.”

Our revenues increased 47.1% to RMB547.0 million (US$70.8 million) for the fiscal year ended March 31, 2007, from RMB371.8 million for the fiscal year ended March 31, 2006. This increase was due primarily to the increase in sales of both our HIFU therapy system and our ECLIA system. Sales to our largest customer for the fiscal year ended March 31, 2007, Beijing Yi Min Wei Kang Technology Co., Ltd., amounted to RMB34.6 million (US$4.5 million), or 6.3% of our net revenues during that year while sales to another major customer, Beijing Wei Jian Da Medical Technology Co. Ltd. for the fiscal year ended March 31, 2006 amounted to RMB91.8 million, or 24.7% of our net revenues for that fiscal year.

Revenues from sales of our HIFU therapy system increased 34.3% from RMB246.9 million for the fiscal year ended March 31, 2006 to RMB331.4 million (US$42.9 million) for the fiscal year ended March 31, 2007. Sales of our HIFU therapy system increased to 114 units for the fiscal year ended March 31, 2007 from 89 units for the fiscal year ended March 31, 2006. This increase was attributable to the increased market penetration of our HIFU therapy system as it gains acceptance in the medical community and with patients.

Revenues from sales of our ECLIA system increased significantly to RMB215.6 million (US$27.9 million) for the fiscal year ended March 31, 2007 from RMB124.9 million for the fiscal year ended March 31, 2006 as a result of the increasing acceptance of the ECLIA system in the medical community in China and higher recurring revenue from reagent kit sales due to the increased installed base of ECLIA analyzers.

Our revenue increase was also due in part to a significant increase in VAT refunds, which we recognize as part of our net revenues. Our VAT refunds increased to RMB29.6 million (US$3.8 million) for the fiscal year ended March 31, 2007, from RMB23.0 million for the fiscal year ended March 31, 2006, as a result of the increase in the sales of our self-developed software embedded in our HIFU therapy system and ECLIA system.

Cost of revenues and gross margin. Our cost of revenues increased 37.2% to RMB151.6 million (US$19.6 million) for the fiscal year ended March 31, 2007, from RMB110.5 million for the fiscal year ended March 31, 2006. Our overall gross margin increased to 72.3% for the fiscal year ended March 31, 2007 as compared to 70.3% for the fiscal year ended March 31, 2006. Gross margin for our HIFU therapy system increased to 71.7% for the fiscal year ended March 31, 2007 from 70.5% for the fiscal year ended March 31, 2006 due primarily to the price increase for the Company’s HIFU therapy system in October 2006. Gross margin for our ECLIA system increased to 73.2% for the fiscal year ended March 31, 2007 from 69.9% for the fiscal year ended March 31, 2006 due primarily to the higher revenue contribution of ECLIA reagents, which generate higher gross margin than that of ECLIA analyzers.

Operating expenses. Our operating expenses increased significantly to RMB105.1 million (US$13.6 million) for the fiscal year ended March 31, 2007, from RMB68.0 million for the fiscal year ended March 31, 2006. This increase was due primarily to significant increases in our research and development expenses, our sales and marketing expenses and our general and administrative expenses. Our operating expenses as a percentage of revenues increased to 19.2% for the fiscal year ended March 31, 2007 from 18.3% for the fiscal year ended March 31, 2006. Operating expenses for our HIFU therapy system increased 60.5% to RMB51.9 million (US$6.7 million) for the fiscal year ended March 31, 2007 from RMB32.3 million for the fiscal year ended March 31, 2006. Operating expenses for our ECLIA system increased 67.5% to RMB20.6 million (US$2.7 million) for the fiscal year ended March 31, 2007 from RMB12.3 million for the fiscal year ended March 31, 2006. Operating expenses for our FISH system were RMB1.5 million for the fiscal year ended March 31, 2007.

Our research and development expenses increased significantly to RMB31.5 million (US$4.1 million) for the fiscal year ended March 31, 2007, from RMB14.4 million for the fiscal year ended March 31, 2006. The increase was primarily due to our HIFU-related medical study that is being conducted in partnership with the MOH, the pre-clinical trials of our HIFU therapy system that are being conducted in the United States for FDA pre-market approval and our collaboration with the Chinese Academy of Sciences Institute of Acoustics and the Biomed-X Centre of Peking University. Our research and development expenses as a percentage of revenues increased to 5.8% for the fiscal year ended March 31, 2007 from 3.9% for the fiscal year ended March 31, 2006.

Our sales and marketing expenses increased significantly to RMB18.3 million (US$2.4 million) for the fiscal year ended March 31, 2007, from RMB15.3 million for the fiscal year ended March 31, 2006. This increase was primarily due to our increased participation at exhibitions and organization of more promotional events. In addition, we increased expenditure on our sales and marketing efforts during this period to further promote our ECLIA system. Our sales and marketing expenses as a percentage of revenues decreased to 3.3% for the fiscal year ended March 31, 2007 from 4.1% for the fiscal year ended March 31, 2006.

Our general and administrative expenses increased significantly to RMB55.4 million (US$7.2 million) for the fiscal year ended March 31, 2007, from RMB38.3 million for the fiscal year ended March 31, 2006. This increase was due primarily to our increased headcount to meet the expansion of the Company’s operations. Our general and administrative expenses as a percentage of revenues decreased to 10.1% for the fiscal year ended March 31, 2007 from 10.3% for the fiscal year ended March 31, 2006

Net interest income and other income. Our net interest income increased significantly to RMB23.5 million (US$3.0 million) for the fiscal year ended March 31, 2007, from RMB14.0 million for the fiscal year ended March 31, 2006. This increase was due primarily to an increase in interest income generated from the net proceeds received from our initial public offering in August 2005. We have other income of RMB6.0 million (US$0.8 million) for the fiscal year ended March 31, 2007, which was primarily related to non-refundable government grants.

Included in interest expense is an amortization of convertible notes issuance cost of RMB3.1 million(US$0.4 million) for the fiscal year ended March 31, 2007 was due to the US$150 million convertible notes issued in November 2006. The issuance costs are amortized over a five-year term of the convertible notes.

Income tax expense. Our effective tax rate for the fiscal year ended March 31, 2007 was 9.4%, compared to 8.3% for the fiscal year ended March 31, 2006. The effective tax rate in the fiscal year ended March 31, 2007 increased because the foreign tax rate differential in the fiscal year ended March 31, 2007 was substantially higher than that of fiscal year ended March 31, 2006. The retroactive change in enacted tax rate recorded in the fiscal year ended March 31, 2006 while none was recorded for fiscal year ended March 31, 2007 was also responsible for the change in effective tax rate. In February 2006, we received a further reduction in statutory tax rates from 15% to 10% for the three calendar years ended December 31, 2007. The reduction in tax rate applied retroactively to fiscal year ended March 31, 2005 was taken into effect in the fiscal year ended March 31, 2006. Therefore, the effective tax rate for the fiscal year ended March 31, 2006 was lower than of fiscal year ended March 31, 2007.

Net income. Net income increased significantly to RMB289.7 million (US$37.5 million) for the fiscal year ended March 31, 2007, from RMB199.0 million for the fiscal year ended March 31, 2006, as a result of the cumulative effect of the above factors. The basic earnings per ADS increased to RMB10.8 (US$1.40) for the fiscal year ended March 31, 2007, from RMB8.1 for the fiscal year ended March 31, 2006. The diluted earnings per ADS increased to RMB10.7 (US$1.40) for the fiscal year ended March 31, 2007, from RMB8.1 for the fiscal year ended March 31, 2006. The tax holiday increased the net income by RMB13.0 million and RMB15.6 million (US$2.0 million) for the fiscal years ended March 31, 2006 and March 31, 2007, respectively. The effects of the tax holiday on basic earnings per ADS are RMB0.5 and RMB0.6 (US$0.1) for the fiscal years ended March 31, 2006 and 2007, respectively. The effects of the tax holiday on diluted earnings per ADS are RMB0.5 and RMB0.5 (US$0.1) for the fiscal years ended March 31, 2006 and 2007, respectively.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Revenues, net. Our revenues were derived from two operating segments—HIFU therapy system sales and ECLIA system sales. HIFU therapy system sales and ECLIA system sales accounted for 66.4% and 33.6% of our sales, respectively, for the fiscal year ended March 31, 2006 and 81.5% and 18.5%, respectively, for the fiscal year ended March 31, 2005. We expect ECLIA sales, principally sales of ECLIA reagent kits, to grow at a higher rate than that of our HIFU therapy sales. See “—Revenues.”

Our revenues increased 70.9% to RMB371.8 million for the fiscal year ended March 31, 2006, from RMB217.5 million for the fiscal year ended March 31, 2005. This increase was due primarily to the increase in sales of both our HIFU therapy system and our ECLIA system. Revenues from sales of our HIFU therapy system increased 39.3% from RMB177.3 million for the fiscal year ended March 31, 2005 to RMB246.9 million for the fiscal year ended March 31, 2006. Sales of our HIFU therapy system increased to 89 units for the fiscal year ended March 31, 2006 from 65 units for the fiscal year ended March 31, 2005. This increase was attributable to the increased market penetration of our HIFU therapy system as it gains acceptance in the medical community and with patients. Sales to our largest customer for the fiscal year ended March 31, 2006, Beijing Wei Jian Da Medical Technology Co. Ltd., amounted to RMB91.8 million, or 24.7% of our net revenues during that year while sales to the same largest customer for the fiscal year ended March 31, 2005 amounted to RMB51.3 million, or 23.6% of our net revenues for that fiscal year. Revenues from sales of our ECLIA system increased significantly to RMB124.9 million for the fiscal year ended March 31, 2006 from RMB40.3 million for the fiscal year ended March 31, 2005 as a result of the increasing acceptance of the ECLIA system in the medical community in China and higher recurring revenue from reagent kit sales due to the increased installed base of ECLIA analyzers. Our revenue increase was also due in part to a significant increase in VAT refunds, which we recognize as part of our net revenues. Our VAT refunds increased to RMB23.0 million for the fiscal year ended March 31, 2006, from RMB14.7 million for the fiscal year ended March 31, 2005, as a result of the increase in the sales of our self-developed software embedded in our HIFU therapy system and ECLIA system.

Cost of revenues and gross margin. Our cost of revenues increased 71.1% to RMB110.5 million for the fiscal year ended March 31, 2006, from RMB64.6 million for the fiscal year ended March 31, 2005. Our overall gross margin remained stable at approximately 70.3% for the fiscal years ended March 31, 2005 and 2006. Gross margin for HIFU therapy system decreased to 70.5% for the fiscal year ended March 31, 2006 from 72.1% for the fiscal year ended March 31, 2005 due primarily to the higher purchase price of certain new components for the production of HIFU therapy system. Gross margin for ECLIA system increased to 69.9% for the fiscal year ended March 31, 2006 from 62.7% for the fiscal year ended March 31, 2005 due primarily to the increase in economies of scale in our ECLIA operation, which resulted in the decrease in per unit cost allocation of the depreciation and amortization and other related production overheads.

Operating expenses. Our operating expenses increased significantly to RMB68.0 million for the fiscal year ended March 31, 2006, from RMB24.4 million for the fiscal year ended March 31, 2005. This increase was due primarily to significant increases in our research and development expenses, our sales and marketing expenses and our general and administrative expenses. Our operating expenses as a percentage of revenues increased to 18.3% for the fiscal year ended March 31, 2006 from 11.2% for the fiscal year ended March 31, 2005. Operating expenses for HIFU therapy system increased 83.5% to RMB32.3 million for the fiscal year ended March 31, 2006 from RMB17.6 million for the fiscal year ended March 31, 2005. Operating expenses for ECLIA system increased significantly to RMB12.3 million for the fiscal year ended March 31, 2006 from RMB3.9 million for the fiscal year ended March 31, 2005.

Our research and development expenses increased significantly to RMB14.4 million for the fiscal year ended March 31, 2006, from RMB2.8 million for the fiscal year ended March 31, 2005. The principal reason for this increase was our increased headcount in our research and development department, especially in our ECLIA division, as well as our effort to develop new products. Our research and development expenses as a percentage of revenues increased to 3.9% for the fiscal year ended March 31, 2006 from 1.3% for the fiscal year ended March 31, 2005.

Our sales and marketing expenses increased significantly to RMB15.3 million for the fiscal year ended March 31, 2006, from RMB5.0 million for the fiscal year ended March 31, 2005. This increase was due primarily to increased promotional activities, increased headcount and increased sales of our HIFU therapy system and ECLIA system, which increased expenditure on our customer support functions. In addition, we increased expenditure on our sales and marketing efforts during this period to further promote our ECLIA system. Our sales and marketing expenses as a percentage of revenues increased to 4.1% for the fiscal year ended March 31, 2006 from 2.3% for the fiscal year ended March 31, 2005.

Our general and administrative expenses increased significantly to RMB38.3 million for the fiscal year ended March 31, 2006, from RMB16.6 million for the fiscal year ended March 31, 2005. This increase was due primarily to increased headcount, increased costs associated with being a public company and an increase in our contribution to the staff bonus and welfare fund, which was calculated based on a certain percentage of our net income, as a result of the increase in our net income for the fiscal year ended March 31, 2006. Our general and administrative expenses as a percentage of revenues increased to 10.3% for the fiscal year ended March 31, 2006 from 7.6% for the fiscal year ended March 31, 2005.

Net interest income and other income. Our net interest income increased significantly to RMB14.0 million for the fiscal year ended March 31, 2006, from RMB0.2 million for the fiscal year ended March 31, 2005. This increase was due primarily to an increase in interest income generated from the net proceeds received from our initial public offering in August 2005. Other income increased significantly to RMB9.8 million for the fiscal year ended March 31, 2006 from RMB1.6 million for the fiscal year ended March 31, 2005, which was due primarily to increased non-refundable grants from the PRC government authority in recognition of development of our advanced HIFU therapy system and the arrangement fee we received from certain shareholders for the arrangement of the follow-on offering in March 2006 these shareholders participated.

Income tax expense. Our effective tax rate for the fiscal year ended March 31, 2006 was 8.3%, compared to 9.1% for the fiscal year ended March 31, 2005. The decrease in effective tax rate for the fiscal year ended

March 31, 2006 was mainly due to the change in tax holiday and retroactive change in enacted tax rate occurred during the fiscal year March 31, 2006. The retroactive change in enacted tax rate recorded in the fiscal year ended March 31, 2006 while none was recorded for fiscal year ended March 31, 2005 was also responsible for the change in effective tax rate. In February 2006, we received a further reduction in statutory tax rates from 15% to 10% for the three calendar years ended December 31, 2007. The reduction in tax rate applied retroactively to fiscal year ended March 31, 2005 was taken into effect in the fiscal year ended March 31, 2006. Therefore, the effective tax rate for the fiscal year ended March 31, 2006 was lower than of fiscal year ended March 31, 2005.

Net income. Net income increased significantly to RMB199.0 million for the fiscal year ended March 31, 2006, from RMB118.4 million for the fiscal year ended March 31, 2005, as a result of the cumulative effect of the above factors. The earnings per ADS (basic and diluted) increased to RMB8.10 for the fiscal year ended March 31, 2006, from RMB5.9 for the fiscal year ended March 31, 2005. The tax holiday increased the net income by RMB5.7 million and RMB13.0 million for the year ended March 31, 2005 and March 31, 2006, respectively. The effects of the tax holiday on basic earnings per ADS are RMB0.3 and RMB0.5 for the fiscal years ended March 31, 2005 and 2006, respectively. The effects of the tax holiday on diluted earnings per ADS are RMB0.3 and RMB0.5 for the fiscal years ended March 31, 2005 and 2006, respectively.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	144,771	166,912	360,999	46,744
Net cash used in investing activities	(127,667)	(136,778)	(884,455)	(114,519)
Net cash (used in) provided by financing activities	(26,572)	804,438	871,554	112,847
Net (decrease) increase in cash and cash equivalents	(9,468)	829,145	329,849	42,709
Cash and cash equivalents at beginning of period	24,114	14,646	843,791	109,254
Cash and cash equivalents at end of period	14,646	843,791	1,173,640	151,963

As of March 31, 2007, we had working capital of RMB764.1 million (US$98.9 million). We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

In the fiscal years ended March 31, 2005, 2006 and 2007, we have financed our operations primarily through cash generated by our operating activities, our initial public offering in August 2005 and our issuance of convertible notes in November 2006. The net proceeds we received from our initial public offering in August 2005 net of underwriting discounts and commissions and other expenses) amounted to US$99.7 million. We received net proceeds of approximately US$144.7 million from our issuance of convertible notes in November 2006.

Our principal uses of cash during the fiscal year ended March 31, 2007 were for our working capital requirements, payment of RMB848.2 million (US$109.8 million) in relation to our acquisition of the FISH operation, payment of RMB36.3 million (US$4.7 million) in relation to the expansion of our ECLIA reagent production facility and purchase of research equipment. Concurrently with the sales of convertible notes, we repurchased US$30 million of our own stock in November 2006.

As of March 31, 2007, we had RMB1,173.6 million (US$152.0 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and bank balances which are mainly held in RMB denominated accounts with banks in China and U.S. dollar denominated accounts with banks in Hong Kong, Singapore and the United States.

Operating Activities

Net cash provided by operating activities increased to RMB361.0 million (US$46.7 million) for the fiscal year ended March 31, 2007, from RMB166.9 million for the fiscal year ended March 31, 2006. This increase was mainly attributable to the increase in cash received from customers for higher unit sales which outpaced the cash paid to suppliers and employees.

Investing Activities

Net cash used in investing activities increased to RMB884.5 million (US$114.5 million) for the fiscal year ended March 31, 2007, from RMB136.8 million for the fiscal year ended March 31, 2006. Net cash used in investing activities for the fiscal year ended March 31, 2007 consisted primarily of our payment of RMB848.2 million (US$109.8 million) in relation to our acquisition of FISH operation.

Financing Activities

Net cash provided by financing activities was RMB871.6 million (US$112.8 million) for the fiscal year ended March 31, 2007, compared to net cash used in financing activities of RMB804.4 million for the fiscal year ended March 31, 2006. Net cash provided by financing activities for the fiscal year ended March 31, 2007 consisted primarily of proceeds of RMB1,117.3 million (US$144.7 million) raised from our issuance of convertible bonds in November 2006, partially offset by a US$30 million prepaid forward purchase contract. Concurrently with the sales of convertible notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. Pursuant to the forward repurchase contract, the company repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,392 ADS at US$25.78 per ADS. Merrill Lynch’s affiliate may deliver the shares at its discretion, in full or in part, over a period of five years from the date of the contract. As of March 31, 2007, Merrill Lynch’s affiliate had not delivered any shares.

We are a holding company, and we rely on dividends paid by our wholly owned subsidiaries, YDME Beijing and Beijing GP, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing and Beijing GP are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, if YDME Beijing and Beijing GP incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

The ability of our subsidiaries, YDME Beijing and Beijing GP to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

Capital Expenditures

We made capital expenditures of RMB157.0 million, RMB134.1 million and RMB884.5 million (US$114.5 million) in the three fiscal years ended March 31, 2005, 2006 and 2007 respectively. We expect to spend approximately RMB200.0 million (US$25.9 million) in the year ending March 31, 2008, consisting of the remaining payments in relation to our acquisition of FISH operation, excluding earn-out payments, the purchase of new manufacturing equipment to enlarge production capacity and the renovation of existing facilities. Our past capital expenditures principally consisted of purchases of a building, acquisition of ECLIA technology and enlargement of ECLIA reagent production facility.

Recent Accounting Pronouncements

In June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, the FASB issued FIN No. 48 which is effective for fiscal years beginning after December 15, 2006, and should be applied to all tax positions upon initial adoption. FIN No. 48 clarified the accounting for income taxes by prescribing a more-likely-than-not recognition threshold a tax position is required to meet before being recognized in the financial statements. Once the recognition threshold has been met, FIN No. 48 requires the recognition of the largest amount of tax benefit that is more than 50 percent likely of being realized upon ultimate settlement with the taxing authority. The Interpretation also requires making explicit disclosures about uncertainties in the company’s income tax positions. We have assessed all our tax positions in accordance with the existing EIT and the new CIT Law and concluded we have no uncertain tax position under FIN No. 48. Thus, the initial adoption of FIN No. 48 did not have any material impact on our consolidated results of operations or financial position for our fiscal year beginning April 1, 2006.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of our financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The initial adoption of SAB No. 108 did not have any effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No.157 Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

C.	Research and Development

Research and Development

As of June 30, 2007, our research and development team consisted of 83 research personnel and medical professionals, which accounted for 19.0% of our employees. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at the PUPH are currently employed by us. The key research and development personnel of the FISH operation we acquired in March 2007 were also transferred to our company and are employed by us. Our research and development staff consists of medical professionals, biomedical engineers, acoustics engineers, electrical engineers and computer science engineers, many of whom have experience in the healthcare and medical device research fields, including experience working with hospitals who are customers of our products.

Our research and development focuses primarily on developing new applications and improving the product designs of our HIFU therapy system, ECLIA system and FISH imaging analysis system and probes.

•

HIFU therapy system research and development. We have expertise in the core research and development of all of the components of our HIFU therapy system. We have developed an ultrasound-based temperature measuring technology that can collect real time temperature data through acoustic signals that are generated by the ultrasound waves used for treatment. As the amount of ultrasound energy required to achieve the destruction of tumor tissues can vary with the location of the tumor and the specific characteristics of the tumor tissues to be treated, real time temperature data allows the physician to adjust and more precisely achieve target temperature. This device is non-invasive and provides the physician with more control over the treatment process and the outcome. We incorporated this new technology into our third-generation HIFU therapy system, which launched in October 2006, and sell the non-invasive ultrasound temperature detecting device separately as a product upgrade to existing users of our system. Our HIFU therapy system has been recognized as one of the Chinese National Promotion Projects of High Technology Industrialization. Our research projects include increasing the types of tumors our HIFU therapy system can treat and increasing patients’ comfort level during treatment.

•

ECLIA system research and development. Our ECLIA system research and development focuses on expanding the range of reagent kits for applications that are commonly used in China. For example, we have recently launched reagents to monitor stages of liver fibrosis, and reagents to test Down syndrome. We will continue to add new reagents to increase the competitiveness of our ECLIA system. The reagents under development include tests for infectious diseases, infertility disorders and cardiac diseases. Our fully automatic system for large hospitals is currently pending approval from the SFDA. We are also working on improving the response time and efficiency of our ECLIA analyzer.

•

FISH system research and development. Our FISH system research and development focuses on expanding the range of probes for applications that address large unmet demand in China. The probes we currently offer are used in these applications: prenatal diagnosis, diagnosis and prognosis of cervical cancer, bladder cancer, breast cancer, leukemia and multiple myeloma. We are also working on enhancing the sensitivity and specificity of our probes.

We actively involve scientists and physicians during our research and development process to produce products that provide clinical and economic benefits to hospitals and their patients. In recent years, we have increased our investment in research and development to accelerate the commercialization of new technologies. Over the past year, we initiated various long term collaborations with leading institutions such as Chinese Academy of Sciences Institute of Acoustics and Biomed-X Center of Peking University to strengthen our research capabilities, further enhance the functionality of existing products and expedite the development of new products. We expect to continue devoting significant resources to research and development.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2005 to March 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2007:

	Payment due by period
Contractual obligations	Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
	(RMB in thousands)
Convertible notes	—	—	1,158,480	—	1,158,480
Operating lease obligations	2,428	1,427	—	—	3,855
Purchase obligations(1)	10,000	—	—	—	10,000

Total	12,428	1,427	1,158,480	—	1,172,335

(1)	Relates to the remaining balance on a contractual obligation to carry out certain construction work for RMB48.0 million (US$6.0 million). As of March 31, 2007, a payment of RMB38.0 million had been made to the contractor.

Contingent earnout payments related to FISH acquisition

Pursuant to the acquisition agreement that we entered with the seller of the FISH operation, the sellers will be entitled to an amount of US$20.0 million as the first earnout payment if we receives bona fide, irrevocable, binding purchase orders of an amount equal to or in excess of US$20.0 million to purchase products of FISH during the 12-month period ending March 1, 2008. In addition, the sellers will be entitled to an amount of US$20.0 million as the second earnout payments in addition to the first earnout payment, if we recognize revenue attributable to the earnout purchase orders pursuant to U.S. GAAP. The contingent earnout payments will be settled at our discretion, in cash or by issuance of our shares. The shares used for settling the earnout payment in this acquisition are referred as earnout shares. The value of the earnout shares will be equal to the product of (i) the number of earnout shares times (ii) the weighted average of the closing sale prices for one earnout share as quoted on the Nadsaq Global Select Market during normal trading hours, for the thirty consecutive trading days ending on the third trading day prior to each earnout payment date.

Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

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

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and market future generations of our HIFU therapy system and future applications of our ECLIA system and FISH system;

•	market acceptance of FISH imaging analysis system and probes;

•	the expected market growth for medical devices and supplies in China;

•	market acceptance of our technology and products;

•	our expectations regarding hospital or patient demand for tumor treatment;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to effectively build and manage a direct sales force for the distribution of FISH products;

•	our ability to diversify our product range and stay abreast of technological changes;

•	competition from other HIFU tumor therapy device manufacturers and alternative methods of tumor therapy;

•	competition from other companies that offer IVD systems in China;

•	our ability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	our ability to expand our sales and distribution of our HIFU system outside of China;

•	our ability to identify and acquire new medical technologies and products;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

•	fluctuations in general economic and business conditions in China.

This annual report contains market information related to the medical devices and supplies industry, healthcare insurance, hospitals, the cancer treatment and IVD markets in China. Unlike in the United States, there is limited authoritative data on the healthcare industry in China, particularly on a nationwide basis. For example, there is limited data concerning health and patient trends or the medical devices and supplies industry. In addition, any data that is available may not be current. This annual report contains projections that are based on a number of assumptions. For example, we have made assumptions regarding the growth in the number of tumor patients and the demand for tumor treatment. Our business and marketing plan for the ECLIA system also assumes that small- and medium-sized hospitals in China will be interested in buying an ECLIA system such as ours. We have also projected a certain penetration rate for our FISH system in large-size hospitals in China. Any or all of our assumptions may turn out to be incorrect. The tumor therapy market may not expand at the rates projected by the market information, or at all. If demand for our HIFU therapy system, ECLIA system and FISH products does not grow at the projected rates, our business and the market price of our ADSs would suffer. In addition, the complex and changing nature of broad macroeconomic factors subject any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of June 30, 2007.

Name	Age	Position/title
Xiaodong Wu	51	Chairman of the board of directors, chief executive officer
Iain Ferguson Bruce(1)(2)(3)	67	Director
Cole R. Capener(1)	52	Director
Lawrence A. Crum(1)(2)(3)	66	Director
Ruyu Du(3)	72	Director
Takyung (Sam) Tsang	36	Director, chief financial officer
Feng (Charles) Zhu	38	Vice president

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination committee.

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

Mr. Takyung (Sam) Tsang has served as our chief financial officer since January 2005 and as our director since June 2007. Mr. Tsang was an advisor to the company for the areas of accounting and finance from February 2004 to December 2004. Prior to joining us, Mr. Tsang worked as a manager of KPMG Hong Kong and Ernst & Young China. He is a Certified Public Accountant in the United States and Hong Kong. He received his bachelor’s degree in business administration from the Chinese University of Hong Kong.

Mr. Feng (Charles) Zhu joined our company as our vice president for business development and investor relations in January 2005. Prior to joining us, Mr. Zhu worked as a business development manager for GE Healthcare in China from February 2002 to December 2004, responsible for merger and acquisition projects. From May 2000 to February 2002, Mr. Zhu also worked as a business analyst for a Siemens joint venture in China, advising clients on fund raising projects. Mr. Zhu received his bachelor’s degree in English from Foreign Affairs College in China and his master’s degree in business administration from Texas Christian University.

Mr. Minshi (Mike) Shen served as our chief operating officer from January 2005 to January 2007, when he left our company to start his own medical device distribution and supply business.

The business address of our directors and executive officers is China Medical Technologies Inc. at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2007, the aggregate cash compensation to our directors and executive officers was approximately RMB13.4 million (US$1.7 million). The aggregate amount set aside or accrued to provide retirement, pension or other similar benefits for our executive officers was approximately RMB75,000 (US$9,711) for the fiscal year ended March 31, 2007. If we terminate an executive officer without cause, we are required to pay compensation equal to nine months of the executive officer’s salary. Except for directors who are also executive officers, none of our directors receive benefits upon termination.

2005 Stock Option Plan

Our board of directors has adopted a stock option plan on February 1, 2005. Our stock option plan provides for the grant of share options as well as restricted stock, referred to as “awards”. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

We have reserved an aggregate of 30,000,000 of our ordinary shares for issuance under our 2005 stock option plan. As of June 30, 2007, share options and restricted shares to purchase an aggregate of 3,350,000 of our ordinary shares were issued and outstanding.

Termination of Awards. Options and restricted shares shall have the specified termination set forth in an award agreement. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, or the recipient’s disability or death, the options will terminate to the extent any is not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration. Our stock option plan is administered by an administrative committee designated by our board of directors. The administrative committee will determine the provisions, terms and conditions of each award grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Vesting Schedule. Options and restricted shares granted under our stock option plan vest over a period of two to three years after vesting commencement date. The vesting schedule is subject to the optionee continuing to be a service provider of our company over the vesting period.

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

Third-party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding share options or share purchase rights will be assumed or equivalent share options or share purchase rights will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the stock options or share purchase rights, all share options or share purchase rights will become fully vested and exercisable immediately prior to such transaction and all unexercised options will terminate unless, in either case, the options are assumed by the successor corporation or its parent.

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

The following table summarizes the outstanding options that we granted to five of our directors under our 2005 stock option plan as of June 30, 2007:

Name	Number of shares to be issued upon exercise of options and vesting of restricted shares	Per share exercise price and required charges (in US$)	Date of grant	Date of expiration
Iain Ferguson Bruce	*	US$1.36/US$0.10	Mar.14,2005/Jun 11,2007	Dec.31,2009/May 31,2012
Lawrence A. Crum	*	US$1.36/US$0.10	Mar.14,2005/Jun 11,2007	Dec.31,2009/May 31,2012
Cole R. Capener	*	US$1.50/US$0.10	Aug. 8, 2005/Jun.11,2007	Dec.31,2009/May 31,2012
Ruyu Du	*	US$ 1.50	August 8, 2005	December 31, 2009
Sam Tsang	*	US$ 0.10	June 11, 2007	May 31, 2012

Total	2,070,000

*	Upon exercise of all options and restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.

These options and restricted shares vest over a period of two to three years after the grant date.

C.	Board Practices

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

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Currently, directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. If a director has been appointed by Chengxuan, upon written notice to us, such director may be removed and replaced by its respective nominator, at any time for any reason.

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

Employees

We had 137, 265 and 334 employees as of March 31, 2005, 2006 and 2007 respectively. As of June 30, 2007, we had 437 employees. The following table sets forth the number of our employees categorized by function as of June 30, 2007.

	As of June 30, 2007	Percentage of Total (%)
Manufacturing and services	160	36.6
Research and development	83	19.0
General and administration	75	17.2
Marketing and sales	59	13.5
Customer support and service	60	13.7

Total	437	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2007, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary shares beneficially owned(1)
	Number	%
Directors and executive officers:
Xiaodong Wu(2)(4)	71,420,001	26.1
Iain Ferguson Bruce	*	*
Lawrence A. Crum	*	*
Cole R. Capener	*	*
Ruyu Du	*	*
Sam Tsang	*	*
All directors and executive officers as a group(3)	73,490,001	26.9

Principal shareholders:
Chengxuan International Ltd.(4)	71,420,001	26.1

*	Indicates less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes shares as to which the indicated person holds voting or investment power with respect to the securities.
(2)	Mr. Wu holds his shares through Chengxuan International Ltd.
(3)	Includes ordinary shares issuable upon exercise of options beneficially held by all of our directors and executive officers as a group.
(4)	Chengxuan International Ltd., a British Virgin Islands company, is owned by Mr. Xiaodong Wu. The address for Chengxuan is The Mill Mall, PO Box 92, Road Town, Tortola, British Virgin Islands.

As of September 28, 2007, other than our outstanding ordinary shares underlying the outstanding ADSs which were held by our custodian, Citibank Hong Kong Branch, on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ordinary shares underlying the ADSs quoted on the Nasdaq Global Select Market are held in Hong Kong by the custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.    Related Party Transactions

After the completion of our initial public offering on August 15, 2005, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the fiscal years ended March 31, 2005, 2006 and 2007.

Transactions with GE

GE became a shareholder of YDME Beijing and a distributor of our HIFU therapy system in April 2003. In January 2005, GE became our shareholder. GE was no longer considered a related party when they exited their position in our equity shares during the fiscal year ended March 31, 2007.

For the fiscal years ended March 31, 2005 and, 2006, sales of our HIFU therapy system to GE amounted to RMB4.1 million, RMB3.9 million, respectively, which accounted for 1.9% and 1.1% of our net revenues, respectively. No sales of HIFU therapy system to GE were recorded for the fiscal year ended March 31, 2007. Sales of our HIFU therapy system to GE were generally at prices lower than those charged to third parties.

In addition, we purchased the ultrasound imaging system, one of the major components of our HIFU therapy system, from GE. Under the exclusive supply agreement between GE and us, as long as GE holds 5% or more of our ordinary shares, GE is entitled to be the sole supplier of the ultrasound imaging system. On June 21, 2006, GE’s ownership interest in our company fell below 5% of our outstanding shares and ceased to be a party to the shareholders’ agreement. For the fiscal years ended March 31, 2004, our purchases of the ultrasound imaging system from GE amounted to RMB6.8 million. We purchased GE’s ultrasound imaging system through an import company for the fiscal years ended March 31, 2005, 2006 and 2007.

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

Secondary Offering

On March 22, 2006, we completed a secondary public offering of 57,500,000 shares held by certain existing shareholders. In this offering, the selling shareholders received all net proceeds from the sale of shares and all of the expenses, including underwriting discounts and commissions, related to this offering were shared by the selling shareholders. During the year ended March 31, 2006, we received RMB10.4 million (US$1.3 million) from the selling shareholders to pay the expenses on behalf of them and the amount was recorded in other payables. In March 2006, RMB802,000 (US$100,000) was paid and the outstanding balance of RMB9.6 million (US$1.2 million) was fully paid during the fiscal year ended March 31, 2007. Upon the completion of the secondary offering, we received RMB5.9 million (US$0.7 million) from certain selling shareholders for our arrangement of the secondary offering.

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

In January 2005, we and Chengxuan, Golden Meditech and GE entered into an equity transfer agreement by which YDME Beijing was restructured as our wholly owned subsidiary. In January 2005, we and Chengxuan, Golden Meditech and GE, entered into a shareholders’ agreement. In June 2005, we and these shareholders entered into a new shareholders’ agreement, which replaced the January 2005 shareholders’ agreement. Under the June 2005 shareholders’ agreement:

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

In 2006, both GE and Golden Meditech’s ownership interest in our company fell below 5% of our outstanding shares and ceased to be parties to the shareholders’ agreement.

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

Dividend Policy

Dividends of RMB39.2 million in respect of the calendar years 2001 and 2002 and of RMB28.2 million in respect of the calendar year 2003 were approved by our shareholders in February and March 2004, respectively, and were subsequently paid. Our board of directors has declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS based on the Company’s net income for the fiscal year 2006. The cash dividend will be paid on or around August 17, 2007 to shareholders of record as of July 18, 2007. We intend to pay annual cash dividends to our shareholders. Cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholder’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

We rely principally on dividends paid to us by our operating subsidiaries in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC operating subsidiaries are required to allocate at least 10% of their after-tax profits to their general reserves. Allocation to these reserves is not required after these reserves have reached 50% of the registered capital of these subsidiaries. In addition, at the discretion of its board of directors, these operating subsidiaries may allocate a portion of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds. Staff welfare and bonus funds may not be distributed to equity owners.

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

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

Our ADSs, each representing ten of our ordinary shares, were listed on the Nasdaq National Market on August 10, 2005 under the symbol “CMED” and are currently quoted on the Nasdaq Global Select Market. On March 27, 2006, we completed a follow-on offering of 5,750,000 ADSs, which were sold by certain of our selling shareholders.

For the period from August 10, 2005 to March 31, 2006, the trading price of our ADSs ranged from US$14.95 to US$44.93 per ADS. For the period from April 1, 2006 to March 31, 2007, the trading price of our ADSs ranged from US$18.30 to US$30.92 per ADS. For the period from April 1, 2007 to September 27, 2007, the trading price of our ADSs ranged from US$22.81 to US$42.94 per ADS.

The following table provides the high and low trading prices for our ADSs for (1) the year 2005 (from August 10, 2005) and the full year 2006, (2) the last quarter of 2005, each of the four quarters of 2006 and the first two quarters of 2007 and (3) each of the past six months.

Sales Price
	High	Low

Annual High and Low

2005 (from August 10)	US$42.60	US$14.95

2006	US$44.93	US$18.30

Quarterly High and Low

Fourth Quarter 2005	US$42.60	US$18.69

First Quarter 2006	US$44.93	US$25.56

Second Quarter 2006	US$30.92	US$18.30

Third Quarter 2006	US$24.73	US$18.30

Fourth Quarter 2006	US$29.00	US$22.21

First Quarter 2007	US$27.40	US$21.65

Second Quarter 2007	US$33.78	US$22.81

Monthly Highs and Lows

March 2007	US$24.80	US$21.65

April 2007	US$25.07	US$22.96

May 2007	US$25.45	US$22.81

June 2007	US$33.78	US$23.99

July 2007	US$37.55	US$30.07

August 2007	US$35.49	US$27.35

September 2007 (through September 27)	US$42.94	US$33.02

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs, each representing ten of our ordinary shares, were listed on the Nasdaq National Market on August 10, 2005 under the symbol “CMED” and are currently quoted on the Nasdaq Global Select Market.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

As of the date of this annual report on Form 20-F, our authorized capital consists of 500,000,000 ordinary shares, par value of US$0.10 each and 273,600,001 ordinary shares issued and outstanding.

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

On November 21, 2006, we closed our public offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The aggregate principal amount of notes sold reflects the exercise in full by the initial purchaser of its option to purchase up to an additional US$25 million aggregate principal amount of the notes to cover over-allotments. Concurrently with the offering of convertible notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. Pursuant to the forward repurchase contract, we repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,392 ADS at US$25.78 per ADS.

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

People’s Republic of China Taxation

Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable to non-PRC investors are exempt from any PRC withholding tax.

On March 16, 2007, the National People’s Congress promulgated the New CIT Law, which will take effect beginning January 1, 2008. Under the New CIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. The New CIT Law does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” would be considered to be located in China.

Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the New CIT Law. In addition, although the New CIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the New CIT Law. Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the New CIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC. As we might be considered as a “resident enterprise” under the New CIT Law, it is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to income tax. If we are required under the New CIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

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

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

The discussion below does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by it on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the U.S. if they are listed on the Nasdaq Global Select Market, as our ADSs are. We do not believe, however, that dividends that we pay on ordinary shares that are not backed by ADSs currently meet the conditions to be taxed as qualified dividend income. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the U.S. in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a Chinese “resident company” under PRC tax law (see discussion under—“Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC, and if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a Chinese “resident company” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the U.S. and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a Chinese “resident company” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain would be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended March 31, 2007, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares, the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Select Market, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the Nasdaq Global Select Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC, provided the ADSs were traded in sufficient quantities. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs no longer qualify as “marketable stock” or the Internal Revenue Service consents to the revocation of the election.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

None of these events occurred in any of the years ended March 31, 2005, 2006 and 2007.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 64,000,000 ordinary shares, in the form of ADSs, at US$15.00 per ADS on August 15, 2005, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount sold was US$110.4 million, of which we received net proceeds of US$99.5 million. The effective date of our registration statement on Form F-1 (File number: 333-132214) was August 9, 2005. UBS Investment Bank was the sole underwriter/book runner for the global offering of our ADSs.

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

•	approximately US$5.2 million has been used to fund our research and development of new applications and product design improvements for our HIFU therapy system and our ECLIA system;

•	approximately US$5.9 million has been used to purchase additional production equipment and renovate and expand our ECLIA reagent production facility; and

•	approximately US$1.2 million has been used to increase our sales and marketing efforts.

As of March 31, 2007, our cash resources amounted to RMB1,173.6 million (US$152.0 million), comprising of cash on hand and demand deposits.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of March 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of March 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

	For the Year Ended March 31,
	2005	2006	2007
	US$	US$	US$
	(In thousands)
Audit fees(1)	423	167	235
Audit-related fees(2)	—	200	178
Tax Fees(3)	—	—	—

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements for each of the three years ended March 31, 2005, in connection with our initial public offering and in August 2005 and audit of our historical financial statements for each of the three years ended March 31, 2007.
(2)	“Audit-related fees” represent the aggregate fees billed by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. The fees for the fiscal year ended March 31, 2007 relate primarily to providing review of the interim financial statements in connection with our offering of convertible notes in November 2006. The fees for the fiscal year ended March 31, 2006 relate primarily to providing review of the comparative interim financial statements for the nine months ended December 31, 2005 in connection with our secondary offering of shares held by certain existing shareholders in March 2006.
(3)	“Tax fees” include fees billed for tax consultations.

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

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association of China Medical Technologies Inc., as currently in effect

1.2†	Form of Second Amended and Restated Memorandum and Articles of Association of China Medical Technologies Inc.

2.1*	Specimen Certificate for Ordinary Shares of China Medical Technologies Inc.

2.2*	Specimen American Depositary Receipt of China Medical Technologies Inc.

2.3†	Form of Deposit Agreement among China Medical Technologies Inc., the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder

4.1†	Stock Subscription and Purchase Agreement, dated as of September 23, 2002, among GE (China) Co., Ltd., Golden Meditech (BVI) Company Limited, Beijing Chengxuan Economic and Trade Co., Ltd., Beijing Boda Technology Investment and Development Co., Ltd., Beijing University People’s Hospital, Bi Xiaoqiong, He Shenxu, Bengbu Wanrong Equity Investment Advisory Co., Ltd., Beijing Dongfang Chuanzhi Science and Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

4.2†	Share Subscription Agreement, dated as of January 19, 2005, among China Medical Technologies, Inc., Chengxuan International Ltd., General Electric International Operations Company, Inc. and Golden Meditech (BVI) Company Limited

4.3†	Registration Rights Agreement, dated as of January 19, 2005, among the Registrant and other parties therein

4.4†	Shareholders’ Agreement, dated as of March 19, 2003, among GE (China) Co., Ltd., Golden Meditech (BVI) Company Limited, Beijing Chengxuan Economic and Trade Co., Ltd., Beijing Boda Technology Investment and Development co., Ltd., Beijing University People’s Hospital, Bi Xiaoqiong, He Shenxu, Bengbu Wanrong Equity Investment Advisory Co., Ltd., Beijing Dongfang Chuanzhi Science and Technology Development Co., Ltd. and Beijing Yuande Biological and Engineering Co., Ltd.

Exhibit Number	Description of Document
4.5†	Acquisition Agreement regarding the ECLIA technology dated as of January 18, 2005 between Beijing Weixiao Biological Technology Development Co., Ltd. and Beijing Yuande Bio-Medical Engineering Co., Ltd.

4.6†	2005 stock option plan adopted on February 2, 2005

4.7†	Form of Indemnification Agreement with the Registrant’s directors

4.8†	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant

4.9††	Business Acquisition Agreement, dated as of February 6, 2007, among the Registrant, CMED Technologies Ltd., Supreme Well Investments Limited and Molecular Diagnostic Technologies Limited

8.1*	List of Subsidiaries

12.1††	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2††	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1††	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2††	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1††	Consent of KPMG, Independent Registered Public Accounting Firm

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-132214).
†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-126630).
††	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA MEDICAL TECHNOLOGIES, INC.

By	/S/ XIAODONG WU
Name:	Mr. Xiaodong Wu
Title:	Chief Executive Officer

Date: September 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China Medical Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.

As described in Notes 3(m) and 18 to the consolidated financial statements, effective April 1, 2006, the Company changed its method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”.

/S/    KPMG

Hong Kong, China

September 28, 2007

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Balance Sheets

As of March 31, 2006 and 2007

(RMB and US$ expressed in thousands, except share data)

	Note	2006	2007	2007
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		843,791	1,173,640	151,963
Trade accounts receivable		155,751	201,778	26,126
Prepayments and other receivables		26,260	41,484	5,372
Inventories		10,380	27,991	3,624

Total current assets		1,036,182	1,444,893	187,085
Property, plant and equipment, net		105,570	135,792	17,582
Land use rights		7,811	7,619	987
Intangible assets, net	6	224,744	1,565,362	202,683
Convertible notes issuance costs	8	—	38,020	4,923
Deferred income taxes	13	1,534	542	70

Total assets		1,375,841	3,192,228	413,330

Liabilities
Current liabilities
Trade accounts payable		33,833	47,847	6,195
Accrued liabilities and other payables	7	73,872	131,097	16,974
Payables to Sellers related to acquisition	6	—	154,464	20,000
Deferred credit related to acquisition	6	—	308,928	40,000
Income taxes payable		21,602	38,467	4,981

Total current liabilities		129,307	680,803	88,150
Convertible notes	8	—	1,158,480	150,000
Payable to Sellers related to acquisition	6	—	67,206	8,702

Total liabilities		129,307	1,906,489	246,852

Shareholders’ equity
Ordinary shares
Par value: US$0.10 (RMB0.82) Authorized: 500,000,000 shares Issued and outstanding: 273,600,001 shares		225,125	225,125	29,149
Additional paid-in capital		739,936	504,795	65,361
Unearned compensation		(226)	—	—
Accumulated other comprehensive loss		(5,737)	(21,335)	(2,762)
Retained earnings		287,436	577,154	74,730

Total shareholders’ equity		1,246,534	1,285,739	166,478

Total liabilities and shareholders’ equity		1,375,841	3,192,228	413,330

See accompanying notes to the consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Income and Comprehensive Income

For the years ended March 31, 2005, 2006 and 2007

(RMB and US$ expressed in thousands, except share data)

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$

Revenues, net(a)	14	217,547	371,767	546,970		70,822
Cost of revenues		(64,579)	(110,494)	(151,614)		(19,631)

Gross profit		152,968	261,273	395,356		51,191

Operating expenses:
Research and development		(2,815)	(14,374)	(31,469)		(4,075)
Sales and marketing		(4,960)	(15,327)	(18,264)		(2,365)
General and administrative		(16,644)	(38,309)	(55,352)		(7,167)

Total operating expenses		(24,419)	(68,010)	(105,085)		(13,607)

Operating income		128,549	193,263	290,271		37,584
Other income(a)	12	1,559	9,790	6,024		780
Interest income		194	14,048	41,970		5,434
Interest expense (includes amortization of convertible notes issuance cost of RMB3,111 (US$403) in 2007)		(5)	—	(18,453)		(2,389)

Income before tax		130,297	217,101	319,812		41,409
Income tax expense	13	(11,854)	(18,088)	(30,094)		(3,896)

Net income		118,443	199,013	289,718		37,513

Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax		—	(5,737)	(15,598)		(2,020)

Comprehensive income		118,443	193,276	274,120		35,493

Basic earnings per share	11, 13	RMB 0.59	RMB 0.81	RMB 1.08	US$	0.14

Diluted earnings per share	11, 13	RMB 0.59	RMB 0.81	RMB 1.07	US$	0.14

(a)	Includes the following income resulting from transactions with related parties (see note 14):

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
Revenues, net		4,145	3,932	—	—
Other income		3	145	—	—
Arrangement fee income received from selling shareholders		—	5,905	—	—

See accompanying notes to the consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Shareholders’ Equity

For the years ended March 31, 2005, 2006 and 2007

(RMB and US$ expressed in thousands, except share data)

	Note	Share capital (note 9(a))		Registered capital	Additional paid-in capital	Contribution surplus	Unearned compensation	Accumulated other comprehensive loss	General reserve	Retained earnings	Total shareholders’ equity
		Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2004		—	—	67,100	—	37,192	—	—	8,213	23,005	135,510
Capital on incorporation	9(a)	1	—	—	—	—	—	—	—	—	—
Effect of reorganization	9(a)	200,000,000	165,530	(67,100)	—	(37,192)	—	—	(8,213)	(53,025)	—
Net income		—	—	—	—	—	—	—	—	118,443	118,443

Balance as of March 31, 2005		200,000,001	165,530	—	—	—	—	—	—	88,423	253,953
Issue of new shares, net of expenses	9(a)	73,600,000	59,595	—	739,472	—	—	—	—	—	799,067
Unearned share-based compensation	18	—	—	—	464	—	(464)	—	—	—	—
Amortization of share-based compensation	18	—	—	—	—	—	238	—	—	—	238
Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(5,737)	—	—	(5,737)
Net income		—	—	—	—	—	—	—	—	199,013	199,013

Balance as of March 31, 2006		273,600,001	225,125	—	739,936	—	(226)	(5,737)	—	287,436	1,246,534
Transfer to additional paid-in capital upon adoption of SFAS No. 123(R)		—	—	—	(226)	—	226	—	—	—	—
Share-based compensation expense		—	—	—	1,260	—	—	—	—	—	1,260
Prepaid forward repurchase of shares	9(e)	—	—	—	(236,175)	—	—	—	—	—	(236,175)
Net effect of foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(15,598)	—	—	(15,598)
Net income		—	—	—	—	—	—	—	—	289,718	289,718

Balance as of March 31, 2007		273,600,001	225,125	—	504,795	—	—	(21,335)	—	577,154	1,285,739

Balance as of March 31, 2007 (US$)		273,600,001	29,149	—	65,361	—	—	(2,762)	—	74,730	166,478

See accompanying notes to the consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

For the years ended March 31, 2005, 2006 and 2007

(RMB and US$ expressed in thousands)

	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
Cash flow from operating activities
Net income		118,443	199,013	289,718	37,513

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment		3,379	3,782	8,484	1,098
Amortization of intangible assets		8,702	14,918	18,930	2,451
Amortization of convertible notes issuance costs		—	—	3,111	403
Share-based compensation		—	238	1,260	165
Land use rights expense		190	190	192	25
Loss on disposal of property, plant and equipment		146	—	—	—
Deferred income tax expense		—	(1,534)	992	128

Changes in operating assets and liabilities net of effects from FISH acquisition:
Trade accounts receivable		(43,927)	(69,985)	(46,027)	(5,959)
Prepayments and other receivables		(14,537)	(5,687)	(10,715)	(1,387)
Inventories		(5,704)	3,450	(4,447)	(576)
Trade accounts payable		9,971	11,238	13,884	1,798
Accrued liabilities and other payables		59,237	(918)	68,752	8,901
Income taxes payable		6,621	12,207	16,865	2,184
Amount with related party	14	2,250	—	—	—

Net cash provided by operating activities		144,771	166,912	360,999	46,744

Cash flow from investing activities
Capital expenditures		(3,809)	(34,064)	(36,283)	(4,698)
Purchase of intangible assets from a related party	6, 14	(148,364)	—	—	—
Proceeds of time deposits with original maturity over three months		26,500	—	—	—
Repayment to a related party for the remaining balance on the purchase for a building and intangible assets	6, 14	(4,807)	(100,000)	—	—
Net repayments and advances from related parties	14	2,813	(2,714)	—	—
Acquisition of FISH	6	—	—	(848,172)	(109,821)

Net cash used in investing activities		(127,667)	(136,778)	(884,455)	(114,519)

Cash flow from financing activities
Principal payments on long-term loan		(142)	(24)	—	—
Dividends paid		(26,430)	(4,225)	—	—
Advances from selling shareholders in secondary offering	14	—	10,422	—	—
Payment for secondary offering expenses of selling shareholders	14	—	(802)	(9,620)	(1,245)
Net proceeds from issue of new shares		—	799,067	—	—
Net proceeds from issuance of convertible notes		—	—	1,117,349	144,674
Payment for Company shares under prepaid forward contract	9(e)	—	—	(236,175)	(30,582)

Net cash (used in) provided by financing activities		(26,572)	804,438	871,554	112,847

Effect of foreign currency exchange rate change on cash		—	(5,427)	(18,249)	(2,363)

Net (decrease) increase in cash and cash equivalents		(9,468)	829,145	329,849	42,709
Cash and cash equivalents:
At beginning of year		24,114	14,646	843,791	109,254

At end of year		14,646	843,791	1,173,640	151,963

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Income taxes		5,233	7,415	12,237	1,584
Interest expense		5	—	—	—

Non-cash transactions
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
Partial consideration for acquisition of certain intangible assets and related inventory in the form of amount due to a related party	20	100,000	—	—	—

See accompanying notes to the consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

1	Reorganization and Principal Activities

YDME Medical Equipment Inc. was incorporated in the Cayman Islands in July, 2004 as a limited liability company and changed its name to China Medical Technologies, Inc. (the “Company”) subsequently. The Company and its subsidiaries are collectively referred to as the “Group”. The Company was established in connection with the reorganization and initial public offering (“IPO”) of Beijing Yuande Bio-Medical Engineering Co., Ltd. (“Beijing Yuande”). On January 19, 2005, as part of a corporate reorganization, the Company issued 200,000,000 ordinary shares, par value of US$0.1, to the three shareholders of Beijing Yuande in exchange for their beneficial interests in Beijing Yuande. As a result of this reorganization, all three shareholders of Beijing Yuande, Chengxuan International Ltd. (“Chengxuan International”), Golden Meditech (BVI) Company Ltd. (“Golden Meditech”) and GE China Co., Ltd. (“GE”), subscribed for and were issued 110,020,000, 50,000,000 and 39,980,000 ordinary shares of the Company, respectively. Unless otherwise indicated, references to “GE” are General Electric Company or to one or more of its wholly owned subsidiaries, as the case may be and where applicable, to its relevant subsidiaries and its related companies.

On August 10, 2005, the Company was successfully listed on the Nasdaq National Market and offered 6,400,000 American Depositary Shares (“ADSs”), representing 64,000,000 ordinary shares, at an initial public offering price of US$15.00 per ADS. On August 29, 2005, an additional 960,000 ADSs, representing 9,600,000 ordinary shares, were sold at the initial public offering price of US$15.00 per ADS pursuant to the underwriter’s exercise of its over-allotment option. In connection with the initial public offering of the Company, proceeds of RMB799,067,000 were received, net of related expenses paid by the Company.

On March 22, 2006, the Company completed a secondary public offering of 57,500,000 ordinary shares held by certain existing shareholders. The selling shareholders received the entire net proceeds from the sale of shares in this offering.

The Group is principally engaged in the commercialization, manufacture and sale of medical devices and supplies to customers primarily in the People’s Republic of China (the “PRC”). On March 1, 2007, the Group acquired the fluorescent in situ hybridization (“FISH”) business of Supreme Well Investments Limited and its subsidiaries (collectively “Sellers”), which are entities unrelated to the Group. FISH is a type of hybridization in which a DNA probe is labelled with fluorescent dye so that it can be seen with a microscope. The acquisition is expected to expand and diversify the Group’s product portfolio and complement the Group’s diagnostic products in enhanced chemiluminescence immunoassay (“ECLIA”) technology by providing proprietary tests for the diagnosis of prenatal and postnatal disorders as well as various cancers.

Yuande (USA) Corp., a former U.S. California-incorporated subsidiary of the Company, which was principally engaged in carrying out research and development projects and clinical studies on using the HIFU therapy system, was closed down during the year ended March 31, 2007. Its function and activities were taken over by CMED HIFU Development Corporation (“CMED HIFU”), a U.S. Seattle-incorporated subsidiary of the Company set up during the year ended March 31, 2007.

2	Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Because the Company and Beijing Yuande were under common control, the Company’s acquisition of Beijing Yuande in 2005 has been accounted for in a manner similar to a pooling-of-interests. Consequently, the

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

consolidated financial statements of the Company include the accounts of Beijing Yuande at their historical amounts. Furthermore, the consolidated financial statements recognize the recapitalization and acquisition retroactively, as if the Company was created and the acquisition occurred as of the beginning of the earliest period presented.

For the United States dollar convenience translation amounts included in the accompanying financial statements, the Renminbi equivalents were translated into United States dollar (“US$”) at the rate of US$1.00=RMB7.7232 on March 30, 2007, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on March 30, 2007 or at any other date.

3	Summary of Significant Accounting Policies and Practices

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in bank. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. None of the Group’s cash is restricted as to withdrawal.

(c)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance periodically and determines the allowance mainly based on historical write-off experience, customer specific facts and economic condition. Specific accounts are reviewed individually for collectibility. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes all accounts receivable are fully collectible, therefore the Group did not provide an allowance for doubtful accounts as of March 31, 2006 and 2007. The Group does not have any off-balance-sheet credit exposure related to its customers.

(d)	Inventories

Purchased inventories are stated at the lower of cost or market. Raw materials acquired in FISH acquisition were valued at current replacement cost. Cost is determined using first-in, first-out method. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocation of production overheads.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or, if acquired in connection with a business combination, valued at current replacement cost at the date of acquisition. Cost incurred in the construction of new facilities, including progress payments and deposits, are capitalized and transferred out of construction in progress and into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences. Depreciation is provided over the estimated useful lives of the asset, taking into consideration any estimated residual value, using the straight-line method. When items are retired or otherwise disposed of, statement of income is charged or credited for the difference between net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expenses as incurred, and replacements and betterments are capitalized.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	30 years
Production equipment	5 years
Research equipment	5 years
Furniture, fixtures and office equipment	5 years
Computer equipment and system software	5 years
Motor vehicles	5 years

Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventory, and expensed to cost of revenues as inventory is sold.

(f)	Intangible assets

Intangible assets are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets consist of (i) FISH-related technical know-how and non-compete agreement and (ii) ECLIA-related patented technology, unpatented technology and non-compete agreement with the following estimated useful lives:

FISH-related intangible assets:

Technical know-how—FISH probes	20 years
Technical know-how—FISH image analysis system	5 years
Non-compete agreement	5 years

ECLIA-related intangible assets:

Patented technology	17 years
Unpatented technology	20 years
Non-compete agreement	10 years

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

(g)	Land use rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC during a specified contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective contractual term of the rights of 44 to 47 years. The current portion of land use rights of RMB192,000 and RMB192,000 (US$25,000) as of March 31, 2006 and 2007, respectively, has been included in prepayments and other receivables in the accompanying balance sheets.

(h)	Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment and intangible assets with estimable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

(i)	Revenue recognition

Sales of medical equipment and supplies represent the invoiced value of goods, net of value added taxes and sales return. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The sales price of the medical equipment includes training and installation services. These services are ancillary to the purchase of medical equipment by customers and are normally considered by the customers to be an integral part of the acquired equipment. The Group recognizes revenue for the entire arrangement upon customer acceptance, which occurs after delivery, installation and training.

In the PRC, value added tax (“VAT”) of 17% on invoiced amount is collected in respect of the sales of goods on behalf of tax authorities. Revenue is recorded net of VAT. VAT collected from customers is recorded as a liability on the consolidated balance sheet until paid.

Pursuant to the laws and regulations of the PRC, Beijing Yuande is entitled to a refund of VAT on the sales of self-developed software embedded in the medical equipment. The VAT refund represents the amount of VAT collected from customers and paid to tax authorities in excess of 3% of relevant sales. The amount of VAT refund is calculated on a monthly basis. As the refund relates directly to the sales, the Group recognizes the VAT refund at the time the product is sold. The amount is included in the line item “Revenues, net” in the statement of income. VAT refunds included in revenue for the years ended March 31, 2005, 2006 and 2007 were RMB14,725,000, RMB23,009,000 and RMB29,575,000 (US$3,829,000), respectively.

The medical equipment sold by the Group has embedded self-developed software. In all cases, the medical equipment is marketed and sold based on its performance and functionality as a whole. The self-developed software is not sold on a standalone basis. As the self-developed software embedded in the medical equipment is incidental to the product as a whole, the Group does not account for the software revenue in accordance with Statement of Position 97-2 “Software Revenue Recognition” issued by American Institute of Certified Public Accountants.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

(j)	Government grants

Government grants, which do not have specific terms of usage, are recognized when received as other income.

(k)	Convertible notes issuance costs

Costs incurred by the Company that are directly attributable to the issuance of convertible notes, are deferred and charged to interest expense using effective interest rate method (see note 8).

(l)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period that includes the enactment date or approval date of the change.

(m)	Share-based compensation

Through the year ended March 31, 2006, the Company applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stocks Issued to Employees” (“APB No. 25”), and related interpretations, in accounting for stock options granted under the stock option plan. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant.

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation (“SFAS No. 123”) and supersedes APB No. 25. SFAS No. 123(R) requires that share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS No. 123(R) was adopted by the Company using the modified prospective method of application, which requires the Company to recognize compensation cost for all shared-based payments granted, modified or settled on or after April 1, 2006 as well as for any awards that were granted prior to the date of adoption for which the requisite service has not been provided as of April 1, 2006. Accordingly, the Company recorded share-based compensation expense for awards granted prior to but not yet vested as of April 1, 2006 using the grant date fair value amounts determined for pro forma disclosure under SFAS No. 123. Since April 1, 2006, the Company recognizes share-based compensation expense based on grant date fair value using the Black-Scholes option-pricing model.

As a result of adopting SFAS No. 123(R) on April 1, 2006, the Company’s income before tax and net income for the year ended March 31, 2007 are RMB1,034,000 lower than if the Company had continued to account for share-based compensation under APB No. 25.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

The following table illustrates the effect on net income and earnings per share for the years ended March 31, 2005 and 2006 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock plans. No pro forma disclosure has been made for the year ended March 31, 2007 due to the adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ vesting periods.

	For the years ended March 31,
	2005	2006
	RMB’000	RMB’000
Net income as reported	118,443	199,013
Add: Share-based compensation as reported, net of nil tax	—	238
Less: Share-based compensation determined using the fair value method, net of nil tax	(30)	(1,092)

Pro forma net income	118,413	198,159

Earnings per share:
Basic and diluted, as reported	RMB 0.59	RMB 0.80

Basic and diluted, pro forma	RMB 0.59	RMB 0.80

(n)	Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expense, amounted to RMB562,000, RMB1,212,000 and RMB1,721,000 (US$223,000) for the years ended March 31, 2005, 2006 and 2007, respectively.

(o)	Retirement and other postretirement benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to statement of income as the related employee service is provided.

Pursuant to the relevant PRC regulations, Beijing Yuande is required to make contributions at approximately 20% of PRC employees’ salaries and wages to a defined contribution retirement scheme organized by the Beijing Social Security Bureau. The contributions for the years ended March 31, 2005, 2006 and 2007 amounted to RMB271,000, RMB909,000 and RMB1,287,000 (US$167,000), respectively.

The Group has no other obligation to make payments in respect of retirement benefits of its employees.

(p)	Foreign currency transactions and translation

Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of income as part of the related transaction amounts.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

The Group’s reporting currency is RMB. Asset and liabilities of foreign group companies whose functional currency is not RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign group companies are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign group company.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

(q)	Warranty costs

The Group records a liability required for specific product repairs covered under warranty when sales are made. The term of the product warranty is generally twelve months. Based on the limited number of actual warranty claims and the historically low cost of such repairs, the Group has not recognized a liability for warranty claims.

Warranty expenses amounted to RMB28,000, RMB12,000 and RMB19,000 (US$2,000) for the years ended March 31, 2005, 2006 and 2007, respectively.

(r)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding, excluding the ordinary shares repurchased pursuant to the prepaid forward repurchase contract, during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding, excluding the ordinary shares repurchased pursuant to the prepaid forward repurchase contract, during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of convertible notes (using if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

(s)	Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for receivables, realizable values for inventories, estimated warranty obligations and fair value of assets and liabilities acquired in a business combination. Actual results could differ from those estimates.

(t)	Segment reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s chief operating decision maker is the Chief Executive Officer of the Group. Based on this assessment, management has determined the Group has two reportable operating segments, namely HIFU System and ECLIA System, for the years ended March 31, 2005 and 2006. Following the Group’s acquisition of FISH operation, management has determined the Group has three reportable operating segments for the year ended March 31, 2007, namely HIFU System, ECLIA System and FISH System.

The Group substantially generates all revenues from customers in the PRC and the Group’s tangible long-lived assets are substantially located in the PRC. Consequentially, no geographic information is presented.

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

(v)	Recently issued accounting pronouncements

In June 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on April 1, 2007, with the cumulative effect to the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The initial adoption of FIN 48 is not expected to have a significant effect on the Group’s 2008 consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The standard does not require any new fair value measurements. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the impact of adopting SFAS No. 157 on the consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management has not yet determined whether it will adopt this optional standard.

In September 2006, the FASB issued Staff Position (“FSP”) No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” (“AUG AIR-1”), which prohibits accruing for the future cost of periodic

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

major overhauls and planned maintenance of plant and equipment in annual and interim periods. This FSP is effective for fiscal years beginning after December 15, 2006 and must be retrospectively applied. The initial adoption of AUG AIR-1 is not expected to have a significant effect on the Group’s 2008 consolidated financial statements.

4	Inventories

Inventories by major class consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000
Raw materials	2,686	9,632	1,247
Work-in-progress	4,619	7,261	940
Finished goods	3,075	11,098	1,437

	10,380	27,991	3,624

5	Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000
Buildings	75,286	73,339	9,496
Leasehold improvements	1,405	1,297	168
Production equipment	4,904	8,101	1,049
Research equipment	17,741	22,250	2,881
Furniture, fixtures and office equipment	1,272	2,089	270
Computer equipment and system software	1,507	3,449	447
Motor vehicles	3,525	4,392	569
Construction-in-progress	10,008	39,437	5,106

Total property, plant and equipment	115,648	154,354	19,986
Accumulated depreciation and amortization	(10,078)	(18,562)	(2,404)

Total property, plant and equipment, net	105,570	135,792	17,582

Construction-in-progress as of March 31, 2006 and 2007 mainly represent expenditures in respect of the leasehold improvements and the expansion of Beijing Yuande’s facilities for the production of ECLIA reagent kits.

Depreciation of property, plant and equipment and amortization of intangible assets (see note 6) are recorded as follows:

	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	9,952	16,559	17,520	2,269
Research and development	—	80	3,731	483
General and administrative	2,129	2,061	6,163	798

	12,081	18,700	27,414	3,550

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

6	Acquisition and Intangible Assets

(a)	Acquisition

On March 1, 2007 (the “Transaction Date”), the Group completed a transaction to acquire the FISH operation from the Sellers (the “Transaction”). The Group has accounted for the Transaction using the purchase method. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost, excluding contingent consideration, by RMB571,517,000, resulting in negative goodwill. In accordance with SFAS No. 141, since the contingent consideration could result in the recognition of additional purchase price in a future period, the Company recognized, as if it were a liability, an amount equal to the lesser of the maximum amount of the contingent consideration or the total amount of the negative goodwill. Accordingly, the maximum amount of the contingent earnout payments of RMB308,928,000 (US$40,000,000) has been recognized as if it were a liability at the date of acquisition. The remaining negative goodwill of RMB262,589,000 was allocated to reduce the amounts assigned to certain long-lived assets. Upon resolution of the contingency relating to the earnout payments and to the extent that the actual payments are less than the amount initially recorded as if it were a liability, the excess amount would be further allocated to reduce proportionally the carrying amounts of certain acquired long-lived assets.

The results of FISH operation have been included in the Company’s consolidated statements of income from March 1, 2007 onwards. The total purchase consideration, including the contingent earnout payments, is as follows:

	RMB’000	US$’000
Cash consideration (note (i))	902,204	116,817
Transaction costs	23,200	3,004
Holdback payments (note (ii))	144,438	18,702

Total purchase consideration, excluding contingent earnout payments	1,069,842	138,523
Contingent earnout payments (note (iii))	308,928	40,000

Total purchase consideration, including contingent earnout payments	1,378,770	178,523

Notes:

(i)	Includes RMB77,230,000 (US$10,000,000) outstanding payment to Sellers as of March 31, 2007, which was paid by the Group in June, 2007.
(ii)	Pursuant to the acquisition agreement entered into between the Group and the Sellers (the “Acquisition Agreement”), US$20,000,000 was held back by the Group to settle any claims that arise if the Sellers acted fraudulently or made misrepresentation to the Company. US$10,000,000 and US$10,000,000 are to be paid by the Company, subject to such claims, by March 1, 2008 and 2009, respectively. The US$10,000,000 holdback amount payable by March 1, 2008 and the US$10,000,000 outstanding payment due to Sellers at March 31, 2007 described in (i), are included in Payables to Sellers related to acquisition as a current liability in the accompanying consolidated balance sheet. The present value of the US$10,000,000 holdback amount payable by March 1, 2009 has been recorded as a non-current liability in the amount of RMB67,206,000 (US$8,702,000) as of March 31, 2007.

(iii)	Pursuant to the Acquisition Agreement, the Sellers are entitled to additional consideration of US$20,000,000 if the Group receives bona fide, irrevocable, binding purchase orders of an amount equal to or in excess of US$20,000,000 during the 12-month period ending March 1, 2008. In addition, the Sellers are entitled to an additional consideration of US$20,000,000, if the Group recognizes revenue of US$20,000,000 as reported under U.S. GAAP. The contingent earnout payments will be settled, at the Company’s discretion, in cash or by issuance of the Company’s shares. The number of shares to be issued for settling the contingent earnout payments will be calculated based on the average traded price for a period of twenty days prior to the payment date.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

The Group has accounted for the Transaction using the purchase method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed at the Transaction Date:

	RMB’000	US$’000
Total purchase consideration including contingent earnout payments	1,378,770	178,523

Property, plant and equipment	1,549	201
Inventories	13,164	1,704
Prepayments	4,509	584
Technical know-how—FISH probes	1,323,960	171,426
Technical know-how—FISH image analysis system	18,767	2,430
Non-compete agreement	16,821	2,178

Purchase price allocated	1,378,770	178,523

The Company determined that pro forma financial information reflecting the results of the Company’s operations as if the acquisition had occurred at the beginning of the current year and the comparative prior period would not be meaningful. During such periods, the Sellers had devoted their efforts primarily in FISH-related research and development activities and had conducted minimal sales and other business activities. Accordingly, the Company concluded that the pro forma financial information would not be useful in assessing the Company’s post-acquisition results and cash flows and therefore such information has been omitted.

(b)	Intangible assets

The following table summarizes the Group’s intangible assets as of March 31, 2006 and 2007:

	2006
	Amortization period	Gross carrying amount	Accumulated amortization	Net
	Years	RMB’000	RMB’000	RMB’000
ECLIA-related intangible assets:
Patented technology	17	10,530	(980)	9,550
Unpatented technology	20	189,699	(15,018)	174,681
Non-compete agreement	10	48,135	(7,622)	40,513

Total		248,364	(23,620)	224,744

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

	2007
	Amortization Period	Gross carrying amount	Accumulated amortization	Net	Net
	Years	RMB’000	RMB’000	RMB’000	US$’000
FISH-related intangible assets (note (i)):
Technical know-how—FISH probes	20	1,323,960	(2,774)	1,321,186	171,067
Technical know-how—FISH image analysis system	5	18,767	(232)	18,535	2,400
Non-compete agreement	5	16,821	(1,006)	15,815	2,048

Total FISH-related intangible assets		1,359,548	(4,012)	1,355,536	175,515

ECLIA-related intangible assets (note (ii)):
Patented technology	17	10,530	(1,599)	8,931	1,156
Unpatented technology	20	189,699	(24,503)	165,196	21,390
Non-compete agreement	10	48,135	(12,436)	35,699	4,622

Total ECLIA-related intangible assets		248,364	(38,538)	209,826	27,168

Total		1,607,912	(42,550)	1,565,362	202,683

Notes:

(i)	FISH-related intangible assets

The FISH-related intangible assets include the technical know-how for production of FISH image analysis systems and the mass production of FISH probes. The FISH technical know-how acquired by the Group are not patented in any jurisdiction.

Pursuant to the Acquisition Agreement, the Sellers have agreed not to compete with the Group’s FISH operation for a period of 5 years.

(ii)	ECLIA-related intangible assets

As described in note 14(c), the Group purchased certain assets, including intangible assets from Beijing Weixiao Biological Technology Development Co., Ltd. (“Beijing Weixiao”), a related party controlled by the Company’s Chairman and Chief Executive Officer (Mr. Xiaodong Wu), in August 2004. These intangible assets include patented and unpatented technology in the production of the ECLIA System and a non-compete agreement.

Patented technology represents a patent for the production of a component of the ECLIA analyzer. The patent was applied by Beijing Weixiao prior to the acquisition.

Unpatented technology represents specific application and processes related to the production of the ECLIA analyzer and the ECLIA reagent kits, and the Group is in the process of securing patents with respect to the unpatented technology in applicable jurisdictions.

In connection with the acquisition of the ECLIA System, an agreement not to compete against Beijing Yuande was entered into between Beijing Yuande and Beijing Weixiao from which the Group acquired the intangible assets.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

For the period from June 2004 through January 2005, the voting interests and, therefore, the authority to make significant operating and policy decisions, were delegated to the three members of the board of directors of Beijing Yuande. As each shareholder of Beijing Yuande had one member as a director on its board, the voting interests in Beijing Yuande were effectively allocated equally among Chengxuan International, a related party controlled by Mr. Xiaodong Wu, Golden Meditech and GE. Consequently, Chengxuan International, notwithstanding its greater than 50% of the equity interests in Beijing Yuande, did not have a majority voting interest nor a controlling financial interest over Beijing Yuande. Accordingly, the acquisition of ECLIA assets in August 2004 from this related party was recorded at their relative fair values in relation to the total consideration paid.

Total amortization expenses for the intangible assets, including both FISH and ECLIA related intangible assets, were RMB8,702,000, RMB14,918,000 and RMB18,930,000 (US$2,451,000) for the years ended March 31, 2005, 2006 and 2007, respectively. Estimated total amortization expense for the next five years is RMB88,234,000 each year.

7	Accrued Liabilities and Other Payables

Accrued liabilities and other payables consist of the following:

	2006	2007	2007
	RMB’000	RMB’000	US$’000
VAT payables	35,009	61,107	7,912
Accruals for salaries and welfare	13,557	24,430	3,163
Receipts in advance	2,798	5,452	706
Convertible notes interest payable	—	15,342	1,986
Other payables	22,508	24,766	3,207

	73,872	131,097	16,974

8	Convertible Notes

On November 15, 2006, the Company entered into a purchase agreement (the “Purchase Agreement”) to sell US$150 million in 3.5% convertible senior subordinated notes due 2011 (the “Convertible Notes”) to Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses payable by the Company, were approximately US$144.7 million.

The Convertible Notes are convertible, at the discretion of the holders of the Convertible Notes (the “Notes Holders”) at any time prior November 15, 2011, the maturity date, at an initial conversion rate of 31.0318 ADSs per US$1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

US$32.23 per ADS), subject to dilution protection adjustment. The Company may elect to deliver cash or a combination of cash and ADSs for satisfying its obligation upon conversion of the Convertible Notes. The settlement amount will be computed:

•

if the entire conversion obligation is to be satisfied in ADSs, the Company will deliver to Notes Holders, in respect of each US$1,000 principal amount of Convertible Notes surrendered for conversion, a number of the Company’s ADSs equal to the conversion rate then in effect;

•

if the entire conversion obligation is to be satisfied in cash, the Company will deliver to Note Holders, in respect of each US$1,000 principal amount of Convertible Notes surrendered for conversion, cash in an amount equal to the twenty days average closing price of ADSs times the conversion rate then in effect (the “Conversion Value”); or

•

if the conversion obligation is to be satisfied in a combination of cash and ADSs, the Company will deliver to the Note Holders, in respect of each US$1,000 principal amount of Convertible Notes surrendered for conversion: (i) an amount in cash equal to the lesser of (a) the Conversion Value and (b) US$1,000; and (ii) if the Conversion Value is greater than US$1,000, the sum daily ADS amount for twenty consecutive trading days. The daily ADS amount is computed by the following formula:

(Closing sales price for each of the past 20 trading days X applicable conversion rate) - US$1,000
Closing sales price for each of the past 20 trading days X 20

If a fundamental change occurs, the Note Holders may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, if a fundamental change occurs, the Note Holders may require the Company to repurchase all or a portion of their Convertible Notes for cash at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The Convertible Notes bear interest at a rate of 3.5% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2007.

The Convertible Notes are subordinated in right of payment to the Company’s existing and future senior indebtedness and are effectively junior to any existing and future debt and other liabilities, including trade payables, of the Company’s subsidiaries. The Convertible Notes will be equal in right of payment to the Company’s other senior subordinated indebtedness, if any. The Company has determined that the conversion feature embedded in the Convertible Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), since the embedded conversion feature is indexed to the Company’s own stock and classified in shareholders’ equity if it was a free-standing instrument. Since the conversion price of the Convertible Notes exceeds the market price of the Company’s ordinary shares on the date of issuance of Convertible Notes, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

9	Shareholders’ Equity

(a) The Company has one class of ordinary shares. On July 6, 2004, the Company issued one share for par value of US$0.0001 on incorporation with an authorized share capital of 500,000,000 ordinary shares at par value of US$0.0001 each.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

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

On January 19, 2005, in connection with the reorganization, the Company issued 200,000,000 ordinary shares on a pro-rata basis to the shareholders of Beijing Yuande at that time. As part of this corporate reorganization, all three shareholders of Beijing Yuande at that time, Chengxuan International, Golden Meditech and GE, subscribed for and were issued 110,020,000, 50,000,000 and 39,980,000 ordinary shares of the Company, respectively, in exchange for their respective outstanding ownership interests in Beijing Yuande. Because the three shareholders’ relative ownership interests in the Company are identical to their ownership interests in Beijing Yuande, the reorganization is deemed to lack substance for financial reporting purposes, and amounts were recorded at their historical cost basis. The excess of the Company’s ordinary shares over the registered capital of Beijing Yuande was first applied to reduce contribution surplus to zero with the remaining amount applied to reduce retained earnings.

During the year ended March 31, 2006, the Company issued 73,600,000 new shares through the IPO (see note 1).

(b) In accordance with the relevant laws and regulations for sino-foreign investment enterprises incorporated under the Law of the PRC on Sino-Foreign Joint Venture Enterprises, the appropriation to Beijing Yuande’s general reserve fund is at the discretion of the board of directors of the respective joint venturers. In January 2005, Beijing Yuande became a wholly foreign owned enterprise. Under the Law of the PRC on Enterprises with Sole Foreign Investment, Beijing Yuande and Beijing GP Medical Technologies Co., Ltd. (“Beijing GP”) are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC GAAP, to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective companies. The transfer to this general reserve fund must be made before distribution of dividends to shareholders can be made.

The general reserve fund can be used to make good previous years’ losses, if any, and may be connected into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

As the Company is incorporated in the Cayman Islands Company Law, it is not subject to the statutory reserve requirements. Accordingly, upon the reorganization in January, 2005, the general reserve balance was reclassified and included in retained earnings in the consolidated statement of shareholders’ equity. As of March 31, 2006 and 2007, Beijing Yuande and Beijing GP had appropriated RMB22,275,000 and RMB36,147,000 (US$4,680,000) in general reserve funds respectively, which are restricted from being distributed to the Company.

(c) The Company’s subsidiaries established in the PRC may, at the discretion of the enterprise, make appropriation to a staff welfare and bonus reserve in accordance with the relevant laws and regulations in the PRC. The appropriation to staff welfare and bonus reserve is recognized as an expense as it is a current liability to the employees.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

For the years ended March 31, 2005, 2006 and 2007, the Company’s PRC subsidiaries made appropriation to the staff welfare and bonus reserve of RMB3,750,000, RMB2,227,000 and RMB4,162,000 (US$539,000), respectively.

(d) According to the Articles of Association of Beijing Yuande, the amount of retained earnings available for distribution to shareholders is the amount determined in accordance with the PRC accounting rules and regulations. As of December 31, 2005 and 2006, the statutory year end for Beijing Yuande, the amount of retained earnings available for distribution was RMB122,334,000 and RMB243,024,000 (US$31,467,000), respectively, being the amounts determined in accordance with the PRC accounting rules and regulations. No dividend in respect of the statutory year 2004 and 2005 was declared as of March 31, 2005 and 2006. A dividend of RMB200,000,000 (US$25,896,000) in respect of statutory year of 2006 was declared during the year ended March 31, 2007.

(e) In connection with the issuance of Convertible Notes (see note 8), the Company entered into a prepaid forward repurchase contract (the “Forward Repurchase Contract”) on November 15, 2007 with an affiliate of Merrill Lynch & Co. (the “Dealer”). Pursuant to the Forward Repurchase Contract, the Company paid, an aggregate of US$30 million of ADSs (1,163,692 ADSs at US$25.78 per ADS) for the Forward Repurchase Contract. The Dealer may deliver the shares pursuant to the Forward Repurchase Contract at its discretion, in full or in part, over a period of five years from the date of the contract. As of March 31, 2007, the Dealer had not delivered any shares. Since the Forward Repurchase Contract requires physical settlement of a fixed number of ADSs at a fixed price per ADS, shares to be repurchased pursuant to the Forward Repurchase Contract are treated as retired for purposes of the Company’s basic and diluted earnings per share calculations. The Company has accounted for the prepaid forward repurchase of the shares as reduction of equity in the consolidated financial statements.

10	Shareholders’ Agreement

In May 2004, a revised Memorandum and Articles of Association (the “Revised M&A”) was adopted by the shareholders of Beijing Yuande.

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

On January 19, 2005, Chengxuan International (formerly “Beijing Chengxuan”), Golden Meditech and GE entered into a new Shareholders’ Agreement (the “January 2005 Shareholders’ Agreement”), which provides for certain matters relating to the management of the Company. The January 2005 Shareholders’ Agreement provided that the Board of Directors of the Company will consist of five directors. Chengxuan International and Golden Meditech were entitled to designate two and one directors, respectively. In addition, the January 2005 Shareholders’ Agreement also provided that Chengxuan International will be entitled to designate two independent directors to the Board of Directors of the Company. If any vacancy occurs on the Board, the shareholders entitled to designate such outgoing directors shall have the right to designate a replacement.

The January 2005, Shareholders’ Agreement provided an observer right to the representative of GE, who may attend all meetings of the Board in a nonvoting capacity but shall not disclose any business of the Board to any person, other than an affiliate of such representative.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

In June 2005, Beijing Chengxuan, Golden Meditech, GE and the Company entered into a new shareholders’ agreement, which replaced the January 2005 Shareholders’ Agreement upon completion of the Company’s IPO (the “June 2005 Shareholders’ Agreement”). Under the June 2005 Shareholders’ Agreement,

•	a representative of GE may attend all of our board meetings in a non-voting capacity;

•

GE and Golden Meditech and their respective affiliates will have complete access to, and full use of, clinical data of Beijing Yuande relating to clinical cases from hospitals, other medical institutions and medical professionals using the Group’s HIFU therapy system in connection with their business, providing that the Group have first obtained the necessary consent;

•

if any of Beijing Chengxuan, Golden Meditech and GE is offered a business opportunity that is primarily based in the PRC and that competes with the Group’s HIFU business, it will provide the Group with notice of its intention to pursue such business opportunity and use reasonable efforts to enable the Group to participate in such project if the Group express an interest in doing so;

•

the Group will provide GE with notice of intention to undertake any HIFU-related project. In addition, the Group will use reasonable efforts to enable GE to participate in such project if GE expresses an interest in doing so.

The Group has also granted GE a right of first refusal to act as the sole and exclusive distributor of the Group’s HIFU therapy system outside the PRC. In the event that the Group sells or otherwise transfers all or substantially all of the Group’s assets or HIFU business, or as a result of a merger, the Group are no longer a surviving company, the Group will cause the transferee or the surviving company of the merger, as the case may be, to honor GE’s right of first refusal. The Group will also cause the transferee or the surviving company to continue purchasing the ultrasound imaging system from GE.

These rights and obligations may be terminated by written agreement among Beijing Chengxuan, Golden Meditech and GE. If any of Beijing Chengxuan’s, Golden Meditech’s and GE’s ownership interest in the Company falls below 5% of the Company’s outstanding shares, calculated on a fully diluted basis, such shareholder will cease to be a party to the June 2005 Shareholders’ Agreement and will no longer have any rights or obligations under that agreement. The ownership interest of GE and Golden Meditech in the Company has fell below 5% of the Company’s outstanding shares on June 21, 2006 and October 4, 2006, respectively, the parties then ceased to be parties to the June 2005 Shareholders’ Agreement. As of March 31, 2007, GE and Golden Meditech did not hold any of the Company’s ordinary shares.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

11	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Numerator:
Net income used in computing basic earnings per share	118,443	199,013	289,718		37,513
Interest on Convertible Notes	—	—	18,453		2,389

Adjusted net income used in computing diluted earnings per share	118,443	199,013	308,171		39,902

Denominator:
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share (’000)	200,000	246,878	269,232		269,232
Weighted average number of potential ordinary shares (’000)	18	285	17,748		17,748

Shares used in computing diluted earnings per share (’000)	200,018	247,163	286,980		286,980

Basic earnings per share	RMB 0.59	RMB 0.81	RMB 1.08	US$	0.14

Diluted earnings per share	RMB 0.59	RMB 0.81	RMB 1.07	US$	0.14

Basic earnings per share for the year ended March 31, 2005 has been calculated by dividing net income by the number of shares issued and outstanding of 200,000,001 immediate prior to the Company’s IPO, as if such shares had been outstanding for the periods presented. Basic earnings per share for the years ended March 31, 2006 and 2007 have been calculated by dividing net income by the weighted average number of ordinary shares issued and outstanding during the period.

The weighted average number of ordinary shares outstanding used to calculate earnings per share for periods prior to the corporate reorganization in January 2005 has been retroactively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the years ended March 31, 2005, diluted earnings per share has been computed to give effect to 400,000 ordinary shares of the Company issuable upon exercise of the options granted on March 14, 2005. Diluted earnings per share for the year ended March 31, 2006 has been computed to give effect to aggregate 800,000 ordinary shares of the Company issuable upon exercisable of the options granted to March 14, 2005 and August 8, 2005.

The computation of basic and diluted earnings per share for the year ended March 31, 2007 reflects a reduction for a weighted average of 4,367,830 shares of ordinary shares deemed to have been retired during the year ended March 31, 2007 as a result of the Forward Repurchase Contract (see note 9(e)).

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

12	Other Income

Included in other income for the years ended March 31, 2006 and 2007 was non-refundable and non-restricted grants of RMB3,740,000 and RMB5,724,000 (US$741,000), respectively, granted by the PRC government authorities.

In addition, other income for 2006 included RMB5,905,000 received by the Company from certain selling shareholders for the Company’s arrangement of the secondary offering in March 2006 (see note 14(d)). This other income was to compensate the time, resources and effort of the Company’s management in facilitating the secondary offering.

13	Income Taxes

The Company is incorporated in the Cayman Islands, and is not subject to tax on income or capital gain under the current laws of the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s subsidiaries that are incorporated in the BVI are not subject to income taxes under the relevant jurisdiction. The Company’s subsidiaries in the PRC and U.S. are subject to income tax in the respective jurisdictions.

PRC tax

Beijing Yuande and Beijing GP, being located in an approved economic-technological development area in the PRC, are subject to a preferential tax rate of 15%.

On February 8, 2006, Beijing Yuande, being a “foreign-invested advanced technology enterprise” accredited by Beijing Commerce Bureau, was granted by the tax authority a reduction from 15% to 10% in its PRC income tax rate for the tax periods from January 1, 2005 to December 31, 2007. The effect of the tax rate change was recognized in the consolidated financial statements during the year ended March 31, 2006.

Being a production-oriented foreign investment enterprise, Beijing GP is entitled to exemption from PRC income tax for the first two profit making years and was entitled to a 50% income tax reduction for the next three years. Beijing GP is in the process of applying the approval from the tax authority for granting of tax holiday and the relevant approval is yet to be granted.

U.S. tax

Yuande (USA) Corp., is subject to income taxes in the U.S., which has a corporate tax rate of 34% and in the state of California, which has a corporate tax rate of 8.84%. CMED HIFU was incorporated on March 8, 2007 and has not derived any taxable income during the year ended March 31, 2007.

The components of income (loss) before tax are as follows:

	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
PRC	130,915	220,757	333,602	43,195
Other countries	(618)	(3,656)	(13,790)	(1,786)

	130,297	217,101	319,812	41,409

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

Income tax expense (benefit) consists of:

	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2005
PRC Income tax	11,854	—	11,854
U.S. Tax	—	—	—

	11,854	—	11,854

Year ended March 31, 2006
PRC Income tax	19,622	(1,534)	18,088
U.S. Tax	—	—	—

	19,622	(1,534)	18,088

Year ended March 31, 2007
PRC Income tax	29,102	992	30,094
U.S. Tax	—	—	—

	29,102	992	30,094

Income tax expense reported in the statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended March 31, 2007 for the following reasons:

	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Income before tax	130,297	217,101	319,812	41,409

Computed “expected” tax expense (note)	19,545	32,565	47,972	6,211
Non-deductible expenses	619	1,875	1,128	146
Non-taxable income	(2,443)	(4,012)	(5,295)	(686)
Tax benefit resulting from tax holiday	(5,749)	(10,353)	(15,570)	(2,016)
Retroactive change in enacted tax rate	—	(2,567)	—	—
Change in valuation allowance	—	898	(15)	(2)
Foreign tax rate differential	(25)	(248)	1,677	217
Other	(93)	(70)	197	26

Actual income tax expense	11,854	18,088	30,094	3,896

Note: The PRC income tax rate has been used since substantially all of the Group’s operations and taxable income are generated in the PRC.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2006	2007	2007
	RMB’000	RMB’000	US$’000
Deferred tax assets:
Operating loss carryforwards	898	—	—
Intangible assets, net	1,534	542	70

Total gross deferred tax assets	2,432	542	70
Less: valuation allowance	(898)	—	—

Net deferred tax assets	1,534	542	70

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has provided a valuation allowance of RMB898,000 and RMBNil as of March 31, 2006 and 2007. Management believes it is more likely than not that the Company will realize the benefits of these net deductible differences at March 31, 2006 and 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

At March 31, 2006, the Group has net operating loss carry forwards for U.S. Federal and state income tax purpose of RMB2,049,000 which are available to offset future U.S. taxable federal and state income, if any, through 2025 for the U.S. Federal net operating loss carry forwards and 2015 for state net operating loss carry forwards. The Group had no net operating loss carry forwards with similar nature at March 31, 2007 following the liquidation of Yuande (USA) Corp., as described in note 1.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New Tax Law”) which will take effect on January 1, 2008. The Company’s subsidiaries incorporated in the PRC are currently subject to a preferential tax rate of 15%. According to the New Tax Law, the income tax rate will be unified at 25%, except for certain entities which can enjoy reduced tax rates pursuant to the New Tax Law. According to the New Tax Law, certain high-tech enterprises will be entitled to a reduced tax rate of 15%. However, the detailed implementation rules regarding the preferential tax policies (e.g. the details of how a taxpayer can qualify as a high-tech enterprise under the New Tax Law) have yet to be made public. Consequently, the Company is not able to assess whether it will qualify as a high-tech enterprise under the New Tax Law and therefore is not able to make an estimate of the expected financial effect of the New Tax Law on its deferred tax assets. Management computed the balance of deferred tax assets for the PRC-incorporated group entities as of March 31, 2007 based on the tax rate currently applicable to the companies (i.e. 15%) and considered that, in case the PRC-incorporated group companies are subject to the unified tax rate of 25% commencing from January 1, 2008, there will be no significant impact to the deferred tax assets as of March 31, 2007. The enactment of the New Tax Law does not have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable as of March 31, 2007.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

According to the New Tax Law, withholding tax at the rate of 20% applies to the PRC-sourced income derived by a non-resident enterprise without an establishment or place of business in the PRC. The PRC-sourced income that may subject to withholding tax includes but not limited to (1) the interest derived from the PRC on deposits, loans and bonds, (2) dividend derived from enterprises in the PRC, (3) royalties received for the use of patents, proprietary technologies, trademark or copyrights in the PRC and (4) gains derived on the sale of a PRC asset.

Prior to the enactment of the New Tax Law, certain concession and exemption or reduction in withholding tax were in force in the PRC and hence the Company was not subject to withholding taxes. Under the New Tax Law, the withholding tax rate of 20% may be exempted or reduced by the State Council, however such measures and the detailed implementation rules applicable under the New Tax Law have not yet been introduced. As the result, it is unclear whether exemption and reduction on withholding tax will continue to apply to the Company under the New Tax Law. Due to these uncertainties, the Company has not recorded withholding tax nor deferred tax liability in relation to the PRC-sourced income derived as of March 31, 2007.

Basic and diluted earnings per share effects of the tax holiday for the years ended March 2005, 2006 and 2007 are as follows:

	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Basic earnings per share	RMB0.03	RMB0.05	RMB0.06	US$	0.01

Diluted earnings per share	RMB0.03	RMB0.05	RMB0.05	US$	0.01

14	Related Party Transactions

The Group has undertaken significant business transactions in the ordinary course of business with related parties in the PRC during the three years ended March 31, 2005, 2006 and 2007.

	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Sales of medical equipment (note (a))	4,145	3,932	—	—
Provision of repairing services (note (b))	3	145	—	—
Purchase of ECLIA System (note (c))	250,000	—	—	—
Arrangement fee income received from selling shareholders (note (d))	—	5,905	—	—

Notes:

(a)	The Group sold two and two units of products to PUPH and GEMS Trade and Deve (Shanghai) Co., Ltd., a related company of GE, in 2005 and 2006 respectively.

The Group had significant transactions and relationships with GEMS Trade and Deve (Shanghai) Co., Ltd., a related company of GE which was a shareholder of the Company and Beijing Yuande, during the respective years. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions with third parties. Sales of medical equipment to GE Shanghai are generally at prices which are less than prices charged to third parties.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

(b)	The Group signed a service agreement with GE for the provision of repairing service to the customers of this related company. Expenses incurred during the provision of services are reimbursed from GE. In addition, a repairing service income, representing 10% mark-up on the expenses incurred, is chargeable and receivable from GE. The service agreement expired on December 31, 2005.

(c)	In August 2004, the Group purchased from Beijing Weixiao, a related party controlled by Mr. Xiaodong Wu, the ECLIA System. Mr. Xiaodong Wu is the Chairman of the Board of Directors, the Chief Executive Officer and a significant shareholder of the Company as of March 31, 2006 and 2007.

Under the acquisition agreement, the Group agreed to pay Beijing Weixiao an aggregate purchase price of RMB250 million for the ECLIA System technology and related inventory, of which RMB150 million was paid as of March 31, 2005 and the remaining RMB100 million was paid in September 2005. The aggregate purchase price of RMB250 million was allocated to inventories (RMB1.6 million) and intangible assets (RMB248.4 million) (see note 6).

(d)	On March 22, 2006, the Company completed a secondary public offering of 57,500,000 shares held by certain existing shareholders. In this offering, the selling shareholders received all net proceeds from the sale of shares and all of the expenses, including underwriting discounts and commissions, related to this offering were shared by the selling shareholders. During the year ended March 31, 2006, the Company received RMB10,422,000 from the selling shareholders to pay the expenses on behalf of them and the amount was recorded in other payables. During March 2006, RMB802,000 was paid and the outstanding balance as of March 31, 2006 was RMB9,620,000.

Upon the completion of the secondary offering, the Company received RMB5,905,000 from certain selling shareholders for the Company’s arrangement of the secondary offering and this amount was recorded in other income (see note 12) in the consolidated financial statements. This other income was to compensate the time, resources and effort of the Company’s management in facilitating the secondary offering.

The Group had no other balance due from/to related parties as of March 31, 2006 and 2007.

15	Segment Information

The Group principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Group’s internal organization. The Group has two reportable segments for the years ended March 31, 2005 and 2006, namely HIFU System and ECLIA System. Following the Group’s acquisition of FISH operation as described in note 6(a), the Group has three reportable segments, namely HIFU System, ECLIA System and FISH System for the year ended March 31, 2007.

The Group’s segment information for the three years ended March 31, 2005, 2006 and 2007 is prepared using the following methodology:

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

The accounting policies of the segments are the same as those used by the Group.

	HIFU System	ECLIA System	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2005
Net sales to external customers	177,275	40,272	217,547
Cost of revenues	(49,539)	(15,040)	(64,579)

Gross profit	127,736	25,232	152,968
Operating expenses	(17,609)	(3,873)	(21,482)

Segment income	110,127	21,359	131,486
Reconciling items (note (a))			(2,937)

Operating income			128,549
Other income			1,559
Interest income			194
Interest expense			(5)

Income before tax			130,297

Segment assets (note (b))	96,805	275,293	372,098

Expenditures for long-lived assets	(3,357)	(248,724)	(252,081)

Depreciation and amortization	(817)	(9,133)	(9,950)

Year ended March 31, 2006
Net sales of external customers	246,878	124,889	371,767
Cost of revenues	(72,849)	(37,645)	(110,494)

Gross profit	174,029	87,244	261,273
Operating expenses	(32,298)	(12,335)	(44,633)

Segment income	141,731	74,909	216,640
Reconciling items (note (a))			(23,377)

Operating income			193,263
Other income			9,790
Interest income			14,048

Income before tax			217,101

Segment assets (note (b))	142,601	352,435	495,036

Expenditures for long-lived assets	(22,608)	(10,500)	(33,108)

Depreciation and amortization	(786)	(15,772)	(16,558)

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

	HIFU System	ECLIA System	FISH System	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended March 31, 2007
Net sales of external customers	331,420	215,550	—	546,970
Cost of revenues	(93,864)	(57,750)	—	(151,614)

Gross profit	237,556	157,800	—	395,356
Operating expenses	(51,854)	(20,562)	(1,541)	(73,957)

Segment income (loss)	185,702	137,238	(1,541)	321,399
Reconciling items (note (a))				(31,128)

Operating income				290,271
Other income				6,024
Interest income				41,970
Interest expense				(18,453)

Income before tax				319,812

Segment assets (note (b))	160,177	381,282	1,375,973	1,917,432

Expenditures for long-lived assets	(9)	(30,093)	(3,169)	(33,271)

Depreciation and amortization	(794)	(16,399)	(4,012)	(21,205)

Notes:

(a)	Reconciliation of total segment income to consolidated operating income

	For the years ended March 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Total segment income	131,486	216,640	321,399
Depreciation on property, plant and equipment	(2,131)	(2,142)	(6,209)
Others (note)	(806)	(21,235)	(24,919)

Consolidated total operating income	128,549	193,263	290,271

Note:	Others mainly represent general and administrative expenses that are not uniquely identifiable with the operations of particular segment, which include legal and professional expenses and personnel expense for general management.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

(b)	Reconciliation of total segment assets to consolidated total assets

	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Total assets for reportable segment	372,098	495,036	1,917,432
Others:
–Cash and cash equivalents	14,646	843,791	1,173,640
–Property, plant and equipment (note (i))	54,690	28,289	50,504
–Other assets (note (ii))	16,334	8,725	50,652

Consolidated total assets	457,768	1,375,841	3,192,228

Notes:

(i)	Property, plant and equipment comprise of certain fixed assets, or allocated portions thereof that are not uniquely identifiable with the operations of particular segment.

(ii)	Other assets primarily include prepayments and other receivables and land use rights.

The Group generates substantially all revenues from customers in the PRC and the Group’s tangible long-lived assets are substantially located in the PRC. Consequentially, no geographic information is presented.

16	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, trade accounts receivable, other receivables, trade accounts payable and other current payables, approximates their fair values because of the short term maturity of these instruments. The Group does not hold nor issue financial instruments for trading purposes. The fair value, determined based on quoted market value, of the Convertible Notes as of March 31, 2007 was approximately US$152,250,000 as compared to a carrying value of US$150,000,000. The fair value of the other long-term payable was approximately RMB8,702,000, which was determined as the present value of expected future cash flows discounted at a rate of 7.2%.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

17	Business and Credit Concentrations

(a)	All of the Group’s customers are located in the PRC. The following are the customers that individually comprised 10% or more of revenue in any year during the periods presented:

	For the years ended March 31,
	2005		2006		2007		2007
	RMB’000%		RMB’000%		RMB’000%		US$’000%
Kunshan Creation Industry Development Co., Ltd.	30,769	14	25,641	7	33,889	6	4,388	6
Shanghai Silai Trade Co., Ltd.	25,641	12	30,769	8	29,385	5	3,805	5
Beijing Wei Jian Da Medical Technology Co., Ltd.	51,282	24	91,776	25	21,949	4	2,842	4
Beijing Yi Min Wei Kang Technology Co., Ltd.	16,427	8	42,023	11	34,562	6	4,475	6

The Group had no customer that individually comprised 10% or more of revenue for the year ended March 31, 2007.

(b)	The Group is dependent on single-source suppliers for much of the materials and major components used to manufacture its products. If the supply of certain materials or components were interrupted, the Group’s own manufacturing process could be delayed and could cause a possible loss of sales, which would adversely affect operating results. Purchases (net of VAT) made from the two local suppliers for the ultrasound imaging system and treatment bed for the years ended March 31, 2005, 2006 and 2007 were RMB45,509,000, RMB53,288,000 and RMB79,966,000 (US$10,354,000), respectively.

(c)	Accounts receivable from the three and five customers, who individually comprise 10% or more of the outstanding balance as of March 31, 2005 and 2006, represented 62% and 68%, respectively, of the balance of the account as of March 31, 2005 and 2006, respectively.

18	Stock Option Plan

On February 2, 2005, the Company adopted the 2005 stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to directors and employees. Under the Plan, the Company has reserved an aggregate of 30,000,000 of its ordinary shares for issuance under the Plan. The Plan will remain in effect for 5 years starting from the date of adoption.

On March 14, 2005, the Company granted two directors options to purchase an aggregate of 400,000 ordinary shares at an exercise price of US$1.36 per share (“March 2005 Option”). On August 8, 2005, the Company granted two other directors options to purchase an aggregate of 400,000 ordinary shares at an exercise price of US$1.5 per share (“August 2005 Option”). One-third of the options will become exercisable one year after the grant date (the “Date”), another one-third will become exercisable 18 months after the Date and the remaining one-third will become exercisable two years after the Date. All outstanding options will expire on December 31, 2009.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Balance at April 1, 2004	—	—
Granted	400,000	1.36

Balance at March 31, 2005	400,000	1.36
Granted	400,000	1.50

Balance at March 31, 2006	800,000	1.43

Balance at March 31, 2007	800,000	1.43	1.61	701,600

Exercisable at March 31, 2007	666,666	1.42	1.57	593,999

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	March 2005	August 2005
	Option	Option
Option grants
Average risk-free interest rate of return	3.925%	4.216%
Weighted average expected option life	2.6 years	3 years
Volatility rate	30.00%	30.00%
Dividend yield	0.00%	0.00%
Share price	US$1.5	US$1.5

The fair value of the Company’s ordinary shares issuable under the options granted on March 14, 2005 was determined by the Company with reference to the estimated price range of US$1.40 to US$1.60 per ordinary share and with discussions with the underwriter of the Company’s IPO. Accordingly, the Company considered US$1.50 per ordinary share, the midpoint of the estimated range of the IPO price, to be an appropriate indicator of the fair value of its ordinary shares. Accordingly, share-based compensation of RMB464,000 has been recorded, which represents the intrinsic value of 400,000 ordinary shares issuable under the options granted on March 14, 2005 in accordance with APB No. 25.

The fair value of the Company’s ordinary shares issuable under the options granted on August 8, 2005 was determined by the Company with reference to the estimated price range of US$1.40 to US$1.60 per ordinary share and with discussions with the underwriter of the Company’s IPO. Accordingly, no share-based compensation was recorded under APB No. 25 as the exercise price of US$1.50 per ordinary share is the same as the estimated fair value of US$1.50 per ordinary share in respect of 400,000 ordinary shares issuable under the options granted on August 8, 2005.

As described in note 3(m), the Company adopted SFAS No. 123(R), effective April 1, 2006, using the modified prospective method. Share-based compensation expense recorded for the year ended March 31, 2007 amounted to RMB1,260,000 (US$163,000). As of March 31, 2007, total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan was RMB208,000, which is expected to be recognized during the year ending March 31, 2008.

No options were granted, exercised or forfeited during the year ended March 31, 2007.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

19	Commitments and Contingencies

(a)	Operating lease obligation

Rental expense for obligations under operating leases was RMB219,000, RMB1,268,000 and RMB3,855,000 (US$499,000), respectively, for the years ended March 31, 2005, 2006 and 2007. As of March 31, 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

RMB’000
Fiscal year ending March 31,
2008	2,428
2009	1,427

3,855

(b)	Purchase obligations

The Group has entered into an agreement with a contractor for carrying out certain construction works for a contract sum of RMB48,000,000 (US$6,215,000). As of March 31, 2007, a payment of RMB38,000,000 (US$4,920,000) was made to the contractor.

(c)	Contingent payments in relation to acquisition of FISH operation

The Group has certain contingent payments payable to Sellers pursuant to the Acquisition Agreement (see note 6(a)).

20	Additional Financial Information

Non-cash transactions

In August 2004, Beijing Yuande acquired certain intangible assets and related inventory for RMB250 million from Beijing Weixiao, of which RMB150 million has been paid as of March 31, 2005. The remaining RMB100 million payable is reflected as an amount due to a related party with an offsetting increase to intangible assets in the balance sheet as of March 31, 2005 (see note 14).

21	China Medical Technologies, Inc. (the Company only)

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

As of March 31, 2007, Beijing Yuande had no third-party loans or borrowing arrangements or any amounts outstanding. In addition, the Company has no borrowings from Beijing Yuande.

As of March 31, 2007, the amount of restricted net assets of Beijing Yuande, which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities, was more than 25% of the Company’s consolidated net assets as discussed above.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

The functional currency of the Company is US$ and the reporting currency is RMB. The following presents condensed financial information of the Company only.

Condensed Balance Sheets

	2006	2007	2007
	RMB’000	RMB’000	US$’000
Assets
Current assets
Cash and cash equivalents	520,969	577,473	74,771
Prepayments and other receivables	1,732	909	118
Amount due from a subsidiary	51,367	864,572	111,945

Total current assets	574,068	1,442,954	186,834
Investments in subsidiaries	695,449	995,128	128,849
Convertible notes issuance costs	—	38,020	4,923

Total assets	1,269,517	2,476,102	320,606

Liabilities
Current liabilities
Accrued liabilities and other payables	22,635	31,883	4,128
Amount due to a subsidiary	348	—	—

Non current liabilities
Convertible notes	—	1,158,480	150,000

Total liabilities	22,983	1,190,363	154,128

Shareholders’ equity
Ordinary shares
par value: US$0.10 (RMB0.82) authorized: 500,000,000 shares issued and outstanding: 273,600,001 shares	225,125	225,125	29,149
Additional paid-in capital	724,456	489,315	63,356
Unearned compensation	(226)	—	—
Accumulated other comprehensive loss	(5,737)	(21,337)	(2,762)
Retained earnings	302,916	592,636	76,735

Total shareholders’ equity	1,246,534	1,285,739	166,478

Total liabilities and shareholders’ equity	1,269,517	2,476,102	320,606

The Company had no contingencies, long-term obligations and guarantees as of March 31, 2006. The Company has guaranteed the payment by CMED Technologies Ltd. to Sellers for the settlement of liabilities, including the contingent earnout payments of RMB308,928,000 (US$40,000,000), in relation to the Group’s acquisition of FISH operation (see note 6(a)). The balance payable by CMED Technologies Ltd. to Sellers, excluding the contingent earnout payments, was amounted to RMB221,670,000 (US$28,702,000) as of March 31, 2007. Save for the foregoing contingent payments and the Convertible Notes, the Company had no other contingencies, long-term obligations and guarantee as of March 31, 2007.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

Condensed Statements of Income

	For the period from July 9, 2004 (date of incorporation) to March 31, 2005	For the years ended March 31,
		2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	—	12,261	20,237	2,620
Interest expenses (includes amortization of convertible notes issuance cost of RMB3,111,000 (US$403,000) in 2007)	—	—	(18,453)	(2,389)
Other non-operating income	—	5,905	—	—
Share of net income of subsidiaries	104,251	200,854	314,995	40,786
General and administrative expenses	(348)	(20,007)	(27,059)	(3,504)

Income before tax	103,903	199,013	289,720	37,513
Income tax expense	—	—	—	—

Net income	103,903	199,013	289,720	37,513

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

Condensed Statements of Cash Flows

	For the period from July 9, 2004 (date of incorporation) to March 31,	For the years ended March 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net income	103,903	199,013	289,720	37,513
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	—	238	1,260	165
Share of net income of subsidiaries	(104,251)	(200,854)	(314,995)	(40,786)
Amortization of convertible notes issuance cost	—	—	3,111	403
Changes in assets and liabilities:
Prepayments and other receivables	(7,902)	6,170	823	107
Amount due from a subsidiary	—	(51,367)	28,657	3,710
Accrued liabilities and other payables	4,120	8,597	36,833	4,769
Amount due to a related party	4,130	(4,130)	—	—
Amount due to a subsidiary	—	348	(348)	(45)

Net cash used in operating activities	—	(41,985)	45,061	5,836

Cash flow from investing activities
Investments in subsidiaries	—	(240,323)	—	—
Advance to a subsidiary	—	—	(841,862)	(109,004)

Net cash used in investing activities	—	(240,323)	(841,862)	(109,004)

Cash flow from financing activities
Advances from selling shareholders in secondary offering	—	10,422	—	—
Payment for secondary offering expenses of selling shareholders	—	(802)	(9,620)	(1,245)
Net proceeds from issuance of convertible notes	—	—	1,117,349	144,674
Payment for Company shares under prepaid forward contract	—	—	(236,175)	(30,582)
Net proceeds from issue of new shares	—	799,067	—	—

Net cash provided by financing activities	—	808,687	871,554	112,847

Effect of foreign currency exchange rate changes on cash	—	(5,410)	(18,249)	(2,363)

Net increase in cash and cash equivalents	—	520,969	56,504	7,316
Cash and cash equivalents:
At beginning of year	—	—	520,969	67,455

At end of year	—	520,969	577,473	74,771

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2006 and 2007

22	Subsequent Events

(a)	Declaration of dividend

In June 2007, the Company’s Board of Directors declared a cash dividend on the Company’s ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS to the shareholders of record as of July 18, 2007. As a result of the declaration of dividend by the Company and pursuant to the terms of the indenture governing the Convertible Notes, the conversion rate of the Convertible Notes was adjusted from 31.0318 ADSs to 31.3953 ADSs for each US$1,000 original principal amount of Convertible Notes with reference to the closing market price of the Company’s ADS on July 17, 2007 and the conversion price of the Convertible Notes was reduced from US$32.225 to US$31.852.

(b)	Share-based compensation

In June 2007, the Company granted 2,550,000 restricted shares and share options, equivalent to 255,000 ADS to certain directors, officers and management personnel. The restricted shares and share options will vest over a period of three years.