Form 20-F
period 2008-03-31
China Medical Technologies, Inc.
filed 2008-06-27
CIK 1326059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Takyung (Sam) Tsang

Chief Financial Officer

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

Telephone: (86) 10 6788 4694

Fax: (86) 10 6788 9588

Email: sam.tsang@chinameditech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing ten ordinary shares, par value $0.10 per share	Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act

Name of each exchange and Title of each class on which registered:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 274,066,661 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                    Accelerated filer  ☐                        Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP   ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐     No  ☐

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

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” “China Medical” and “CMED” refer to China Medical Technologies, Inc., its predecessor and wholly owned subsidiary, YDME Beijing, and all other direct and indirect consolidated subsidiaries of China Medical Technologies, Inc.

In addition, unless otherwise indicated, references in this annual report on Form 20-F to:

•	“BBE” are to Beijing Bio-Ekon Biotechnology Co., Ltd.;

•	“Beijing Chengxuan” are to Beijing Chengxuan Economic and Trade Co., Ltd.;

•	“Beijing GP” are to Beijing GP Medical Technologies, Ltd., one of our wholly owned subsidiaries in China;

•	“Beijing Weixiao” are to Beijing Weixiao Biological Technology Development Co., Ltd.;

•	“Chengxuan” are to Chengxuan International Ltd.;

•	“GE” are to General Electric Company or to one or more of its wholly owned subsidiaries, as the case may be and where applicable, to its relevant subsidiaries and its related companies;

•	“Golden Meditech” are to Golden Meditech (BVI) Company Ltd.;

•	“PUPH” are to Peking University People’s Hospital; and

•	“YDME Beijing” are to Beijing Yuande Bio-Medical Engineering Co., Ltd., our predecessor and wholly owned subsidiary in China.

The following technical and industry specific terms used in this annual report on Form 20-F have the meanings set forth below:

•	“Ablation” means elimination or removal;

•	“CCD camera” means charge-couple-device camera equipped with a chip to control the brightness and brilliance of colors of the recorded images;

•	“DNA” means deoxyribonucleic acid, a nucleic acid molecule that contains the genetic instructions for the development and functioning of all known living organisms;

•	“ECLIA analyzer” means an IVD instrument capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce quantitative diagnostic results;

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

•	“FISH business” means the business of manufacturing and selling FISH imaging analysis system and FISH probes that we acquired in March 2007;

•

“FISH probes” or “DNA probes” means a synthetic piece of DNA coupled with a fluorescent indicator, or tag, so that the chromosomes or genes that it binds to can be directly visualized under a fluorescent microscope;

•	“FISH products” or “FISH system” means the FISH imaging analysis system and the FISH probes;

•

“Fluorescent in situ hybridization technology” or “FISH technology” means a molecular diagnostic technology that uses a fluorescent-labeled probe to detect and localize the presence or absence of specific DNA sequences on chromosome;

•	“HIFU” means high intensity focused ultrasound;

•	“HIFU tumor therapy system” or “HIFU therapy system” means an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors.

•

“HIV” means human immunodeficiency virus, a retrovirus that can lead to acquired immunodeficiency syndrome, a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections;

•	“In-vitro diagnostics” or “IVD” means the detection and monitoring of diseases through laboratory evaluation and the analysis of bodily fluids and tissues from patients;

•	“IVD systems” consists of the ECLIA analyzer, ECLIA reagents, FISH imaging analysis system and probes;

•	“Luminescence immunoassay IVD system” means an advanced, light-based IVD system commonly used in the United States and Western Europe;

•	“MAIA” means Magnetic Antibody Immunoassay, a separation technology suitable for high volume and fully automatic ECLIA analyzers and can enhance test results;

•	“Probes” means a piece of labeled DNA used to detect the presence of a complementary DNA sequence by molecular hybridization;

•	“Reagent” means a substance used in a chemical reaction to detect, measure and produce other substances; and

•	“Reagent kits” means commercially prepared reagent sets, with accessory devices, containing all major components necessary to perform IVD tests; and

•	“SARS” means severe acute respiratory syndrome.

We and certain selling shareholders of our company completed the initial public offering of 7,360,000 ADSs, each representing ten ordinary shares in August 2005. On August 10, 2005, we listed our ADSs on the Nasdaq National Market under the symbol “CMED.” On March 27, 2006, we completed a follow-on offering of 5,750,000 ADSs, which were sold by certain of our existing shareholders. On November 21, 2006, we completed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the

“Securities Act”). Concurrently with the offering of convertible notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. Pursuant to the forward repurchase contract, we repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,692 ADS at US$25.78 per ADS. We filed a registration statement on Form F-3 to register the resale of the convertible notes and the ADSs issuable upon conversion of the convertible notes in January 2007 and the registration statement was declared effective by the SEC on January 26, 2007.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected	Financial Data

The following selected consolidated statement of income data (other than ADS data) for the fiscal years ended March 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of March 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The following selected consolidated statement of income data (other than ADS data) for the fiscal years ended March 31, 2004 and 2005 and the selected consolidated balance sheet data as of March 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read this information together with the consolidated financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended March 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, per share and per ADS data)
Consolidated Statement of Income Data:
Revenues	110,750	217,547	371,767	546,970	915,738	130,596
Gross profit	76,767	152,968	261,273	395,356	569,302	81,190
Operating income	66,480	128,549	193,263	290,271	423,952	60,461
Other income (expense)	14	1,748	23,838	29,541	(20,533)	(2,928)
Earnings before income taxes	66,494	130,297	217,101	319,812	403,419	57,533
Income tax expense	(4,933)	(11,854)	(18,088)	(30,094)	(78,197)	(11,152)
Net income	61,561	118,443	199,013	289,718	325,222	46,381
Earnings per share(1)
Basic	0.31	0.59	0.81	1.08	1.24	0.18
Diluted	0.31	0.59	0.81	1.07	1.20	0.17
Earnings per ADS (basic and diluted)(2)
Basic	3.10	5.90	8.10	10.80	12.40	1.80
Diluted	3.10	5.90	8.10	10.70	12.00	1.70
Dividend declared per share	0.14	—	—	—	0.28	0.04
Weighted average number of shares outstanding
Basic	200,000,001	200,000,001	246,878,001	269,232,171	262,218,999	262,218,999
Diluted	200,018,001	200,018,001	247,163,001	286,979,793	310,396,680	310,396,680

(1)	If YDME Beijing and Beijing BP had not had any preferential tax rate or tax holiday, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Year ended March 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, per share and per ADS data)
Earnings per share
Basic	0.02	0.03	0.05	0.06	0.26	0.04
Diluted	0.02	0.03	0.05	0.05	0.22	0.03

(2)	Each ADS represents 10 ordinary shares

	Year ended March 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash	24,114	14,646	843,791	1,173,640	682,679	97,359
Working capital(1)	52,238	(66,707)	906,875	764,090	671,990	95,834
Goodwill and intangible assets	—	239,662	224,744	1,565,362	1,550,447	221,113
Total assets	192,161	457,768	1,375,84	3,192,228	2,931,804	418,112
Amounts due to related parties (current and non-current)	4,807	102,714	—	—	—	—
Convertible notes	—	—	—	1,158,480	1,051,800	150,000
Payables and deferred credit related to FISH acquisition (current and non-current)	—	—	—	530,598	65,793	9,383
Total liabilities	56,651	203,815	129,307	1,906,489	1,409,043	200,947
Total shareholders’ equity	135,510	253,953	1,246,534	1,285,739	1,522,761	217,165

(1)	Working capital is calculated using current assets minus current liabilities.

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on March 31, 2008, which was RMB7.0120 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 25, 2008 the noon buying rate was RMB6.8653 to US$1.00.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2007
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 25)	6.8653	6.9057	6.9633	6.8653

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Company

We may not succeed in sustaining and expanding the market for our ECLIA system.

We began marketing and selling our ECLIA system in September 2004. Our ECLIA system is referred to as a “closed system” since our ECLIA analyzer can only use reagent kits manufactured by us and our reagent kits can only be used with our ECLIA analyzer. The segment income derived from ECLIA system was RMB87.2 million, RMB157.8 million and RMB277.4 million (US$39.6 million) for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. In addition, through the acquisition of BBE in January 2008, we commenced the sales of ECLIA analyzer utilizing MAIA technology, which is also a closed system, and related reagent kits in January 2008. Going forward, the long-term success of our ECLIA system depends on several factors, including our ability to:

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

We may not succeed in sustaining and expanding the market for our FISH products.

We only introduced our FISH products to the market in June 2007. We develop and manufacture FISH probes internally. The fluorescent microscope, CCD camera and imaging analysis software that we sourced from component suppliers are integrated into our FISH imaging analysis system. Our FISH probes can be used with a fluorescent microscope offered by other manufacturers. The success of our FISH products depends on several factors, including our ability to:

•	successfully promote product awareness of FISH imaging analysis system and probes in China;

•	competitively price our FISH products;

•	develop new FISH probes to expand the applications of our FISH operation for diagnosis of new diseases and disorders;

•	build and strengthen our direct sales force; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new FISH probes in a timely manner.

FISH technology is an established method of clinical diagnosis in prenatal and postnatal and cancer applications in Western countries. As a result, our FISH products are competing in a market in which there are international players with extensive experience. Although the adoption rate of FISH imaging analysis system and probes in China is low due to a lack of affordable products, we cannot assure you that we will be able to successfully market or sell our FISH products with our cost advantage together with our distribution experience in China. We also cannot assure you that our FISH products, or any future enhancements to our FISH products, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our FISH products. If there is insufficient demand for our FISH products, our business, financial condition and results of operations may be adversely affected. In addition, any announcement of price change, new products, services or enhancements by our competitors may cause our customers to cancel or postpone purchasing decisions for our products.

We derive an increasingly large portion of our revenues from sales of our ECLIA system and FISH products. A reduction in, or a failure to increase, the revenues of our ECLIA system and FISH products would cause our revenues to decline and could materially harm our business.

We derive an increasingly large portion of our revenues from sales of our ECLIA system and FISH products. Sales of our ECLIA system and FISH products accounted for 34%, 39% and 60% of our total revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. We expect sales of our ECLIA system and FISH products as a percentage of our revenue to increase further in the future. Therefore, failure to increase revenues of our ECLIA system and FISH products could materially harm our business, financial condition and results of operations. In addition, sales of our ECLIA system and FISH products currently comprise, and we expect they will continue to comprise, a substantial portion of our revenues. As a result, continued market acceptance of our ECLIA system and FISH products will remain vital to our success, and a reduction in revenues from sales of our ECLIA system and FISH products will have a direct negative impact on our business, financial condition and results of operations.

We generate a substantial portion of our revenues from sales of our HIFU therapy system and a reduction in revenues of our HIFU therapy system would cause our revenues to decline and could materially harm our business.

We derive a substantial percentage of our revenues from sales of our HIFU therapy system . Our HIFU therapy system accounted for 66%, 61% and 40% of our total revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. The segment income derived from HIFU therapy system was RMB174.0 million, RMB237.6 million and RMB267.3 million (US$38.1 million) for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Going forward, continued market acceptance of our HIFU therapy system will remain important to our success, and a reduction in revenues from sales of our HIFU therapy system will have a direct negative impact on our business, financial condition and results of operations.

If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow or even sustain the market for our HIFU therapy system.

Our HIFU therapy system uses a relatively new, high intensity focused ultrasound technology that is very different from conventional treatments for tumors, such as surgery, radiotherapy and chemotherapy. As of March 31, 2008, we have sold over 425 units of our HIFU therapy system. To achieve greater penetration of the potential market in China, we must increase market awareness and use of our HIFU therapy system, which depends on, among other things, the following:

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

We may not have the financial and operational resources required to promote awareness and acceptance of our HIFU therapy system as widely or rapidly as is necessary to grow or sustain the market for our HIFU therapy system. Even if we were to devote a substantial portion of our resources to promoting our product, we may not succeed in raising the levels of awareness and acceptance of our HIFU therapy system as quickly as is necessary to grow or sustain the market for our HIFU therapy system, if at all. If we fail to increase awareness and acceptance of our HIFU therapy system in the medical community and among patients, we will not be able to grow, or even sustain, the market for our HIFU therapy system as planned and our financial condition and results of operations will be harmed.

The long-term effectiveness of HIFU medical devices for tumor treatment has not been proven.

HIFU therapy for tumors is a relatively new type of tumor therapy. We sold our first HIFU therapy system in November 1999. Although current studies on the use of HIFU medical devices for tumor treatment, including our HIFU therapy system, have shown a reduction in short-term side effects compared to radiotherapy and chemotherapy and suggest an improvement in long-term results, there are presently very few long-term studies of over five years on the effectiveness of using HIFU technology for the treatment of tumors. We plan to continue our participation in future long-term studies of the effectiveness of our HIFU therapy system. These long-term studies include a large scale clinical study in collaboration with the Ministry of Health of the People’s Republic of China, or MOH, and a clinical trial conducted in the United States on pancreatic cancer based on the conditional approval received for our Investigational Device Exemption (IDE) application. If any of these studies fail to confirm the effectiveness of our HIFU therapy system or other HIFU medical devices, our sales could decline. In addition, some of the data produced in currently available studies were not randomized and/or included small patient sample sizes. Consequently, the results of these studies may not be representative of the results that may be achieved in studies involving larger patient sample sizes. Moreover, there may be other clinical studies published on our HIFU therapy system of which we are not aware and which contain different conclusions with respect to the safety, effectiveness or other aspects of our technologies. Our customers and users of our products may conclude that our HIFU therapy system is not an acceptable treatment regimen, that the technologies underlying our system are ineffective or unsafe, or that our system is less effective or safe than other therapies. This could result in a decrease in our sales, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.

Our success depends, in part, on our ability to protect our proprietary technologies. In China, we own eight invention patents and two utility patents directed towards various aspects of our HIFU therapy system and three invention patents and six utility patents relating to our ECLIA system. Invention patents are granted for invention or discovery of any new and useful process or article of manufacture, or any new and useful improvement thereof. Utility patents are granted for invention of a new and practical structure or form, or a combination of both, for an article of manufacture.

In addition, we have made applications for fourteen patents directed toward our HIFU technology in countries outside China, including the United States, the United Kingdom, Germany, South Korea and India. As

of May 31, 2008, we had been granted all four of the patents we applied for in the United Kingdom, two out of the three patents we applied for in India and two out of four patents we applied for in South Korea. We also applied for three enhanced chemiluminescence immunoassay technology patents in the United States of which we have been granted one. These overseas patents will be valid until March 2022. We also have filed a patent application directed towards our FISH methodology in the United States.

Due to the different regulatory bodies and varying requirements in these countries, we cannot assure you that we will be able to obtain patent protection for all or any aspects of our HIFU technology, enhanced chemiluminescence immunoassay technology, MAIA technology and FISH technology in all or any of these countries. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, do not have, and will not develop, products that compete directly with our products despite our intellectual property rights.

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

Our growth strategy includes our efforts to build our brand, develop new products, increase market penetration of our ECLIA system by targeting small to large hospitals and accelerate market acceptance of our FISH probes in large hospitals. This growth strategy requires significant capital resources, and we may not generate an adequate return on our investment. Our growth may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. This could require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. We may also experience difficulties integrating these acquired businesses, products or services into our existing business and operations. The success of our growth strategy also depends in part on our ability to utilize our financial, operational and management resources and to attract, train, motivate and manage an increasing number of employees. The success of our growth strategy depends on a number of internal and external factors, such as:

•	the growth of the market for medical devices and supplies in China;

•	increase customer awareness and acceptance of our products;

•	continued enhancement of our research and development capabilities;

•	develop new ECLIA reagent kits and FISH probes to expand the applications of our ECLIA system and FISH system;

•	competition from other companies that offer IVD products in China; and

•	competition from other manufacturers of HIFU tumor therapy devices and alternative methods of tumor therapy,

many of which are beyond our control. We may not be able to implement our growth strategy successfully or manage our expansion effectively.

Our limited operating history makes evaluating our business and prospects difficult.

We commenced operations in July 1999, and delivered the first commercial unit of our HIFU therapy system in November 1999. We started to market and sell our second product, the ECLIA system, in September 2004. Aiming to expand and diversify our IVD portfolio, we consummated the acquisition of FISH technology in March 2007 and the acquisition of BBE in January 2008. We began to ship FISH imaging analysis system in June 2007 and ECLIA system using MAIA technology in January 2008. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. We may not have sufficient experience to address the risks frequently encountered by early-stage companies, and as a result we may not be able to:

•	maintain profitability;

•	preserve our leading position in the market of HIFU tumor therapy devices;

•	increase our revenue from IVD products by successfully marketing and selling our IVD products;

•	commercialize our new FISH products effectively;

•	acquire and retain customers;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	increase the market awareness of our products;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers, distributors and direct-selling hospitals; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We have a major shareholder that could exert substantial influence over our business, and its interests may not be aligned with the interests of our other shareholders.

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

We currently market and sell our HIFU therapy system and ECLIA system to third-party distributors, while our FISH products are promoted and marketed solely through our own direct sales force. As part of our growth plan, we intend to increase the number of distributors we utilize to distribute our HIFU therapy system and ECLIA system. Our plan also includes strengthening and growing our direct sales force for distribution of our FISH products. We have limited experience in managing a large sales force and distributor network. We cannot assure you that we will be able to maintain an effective sales force or successfully develop our relationships with third-party distributors. If we fail to do any one of those, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected. The expansion of our sales force and distribution network is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, which we gain from such expansion may not be sufficient to generate an adequate return on our investment.

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

We purchase all our materials and major components from third-party suppliers and assemble our products in-house. Currently, we do not have any material long-term supply contracts with our suppliers, however we have not experienced any significant interruption of supplies in the past. Our purchases are made on a purchase order basis. If the supply of certain materials, components or services were interrupted, our own manufacturing process would be delayed. We may be unable to secure alternative sources of supply in a timely and cost-effective manner. We purchase the components of our ECLIA analyzer and HIFU therapy system from various domestic and international suppliers, some of which are our sole supplier for certain components. The raw materials for our ECLIA reagent and FISH probes are also supplied by various domestic and international vendors. The failure of any of these suppliers to provide materials to us, particularly if we are unable to obtain materials and major components from alternative sources on a timely basis or on commercially reasonable terms, could impair our ability to manufacture our products or increase our costs. We also plan to further increase the production and sales of our products in the future. If we are unable to obtain required materials and components that meet our production standards in sufficient quantities or at acceptable cost, we will be unable to increase our production and sales as planned. Failure to obtain adequate supplies of materials, components or services in a timely and cost-effective manner could delay our delivery to our customers. This could harm our reputation, cause us to lose sales, and force us to use more expensive sources of supply, which could significantly increase our production costs and harm our operating results. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

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

We generally provide 12-month product warranties against technical defects of our HIFU therapy system, ECLIA analyzer and FISH imaging analysis system. Our product warranty requires us to repair defects arising from product design and production process and if necessary, replace defective components. Historically, we have received a limited number of warranty claims for our HIFU therapy system and ECLIA analyzer. The costs associated with our warranty claims have historically been relatively low. Thus, we generally do not accrue any liability for potential warranty claims at the time of sales, but rather at the time claims are actually made. As we only began selling our FISH imaging analysis system in June 2007, we currently only have a short period of historical data on the warranty claims for our FISH system. The fluorescent microscope, CCD camera and imaging analysis software that are integrated into our FISH imaging analysis system are warranted by our component suppliers.

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

Our business may suffer if we are unable to collect payments from customers of our HIFU therapy system on a timely basis.

Our distributors and other customers must make a significant commitment of capital to purchase our HIFU therapy system. Any downturn in the businesses of our distributors and other customers of our HIFU therapy system could reduce their willingness or ability to pay us. We have historically been able to collect all of our receivable balances. Consequently, we have not found it necessary to provide an allowance for doubtful accounts historically. The failure of any of our distributors and other customers of our HIFU therapy system to make timely payments could require us to recognize an allowance for doubtful accounts, which could have a material adverse effect on our results of operations and financial condition.

Fluctuations in our quarterly operating results could cause our ADS price to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter depending upon numerous factors. Our third and fourth fiscal quarters, ending December 31 and March 31, respectively, have historically been our strongest. We believe that the relatively stronger performance of our third and fourth fiscal quarters has been largely due to the budget cycles of hospitals in China. Hospitals in China typically make their capital expenditure decisions, such as decisions on whether to purchase our HIFU therapy system, between June and December. Based on orders during that period, our HIFU therapy systems are usually shipped to customers between September and March, which are our third and fourth fiscal quarters. Other factors that may affect the fluctuation of our quarterly operating results include changes in pricing policies by us or our competitors, the length of our sales cycle, the timing and market acceptance of new product introductions and product enhancements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, the loss of key sales personnel or distributors, changes in government policies or regulations and a downturn in general economic conditions in China. Furthermore, because we have historically sold a relatively small number of our HIFU therapy system at a relatively high unit price, the size and timing of each individual order have a particularly significant effect on our results of operations in any given quarter. Many of these factors are beyond our control, and you should not rely on our results of operations for prior quarters as an indication of our results in any future period. As our revenues vary significantly from quarter to quarter, our business is difficult to predict and manage, and our quarterly results could fall below investor expectations, which could cause our ADS price to decline.

We are subject to product liability exposure and have limited insurance coverage.

Our HIFU therapy system is a medical device for the treatment of patients and we are exposed to potential product liability claims in the event that the use of our HIFU therapy system causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products. We have a product liability insurance policy with an annual aggregate insured amount of RMB4.0 million (US$0.6 million) to cover potential product liability arising from the use of our HIFU therapy system. However, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. As a result, future liability claims could be excluded from our policies or exceed the coverage limits of our policies. We also cannot assure you that product liability insurance will continue to be available on commercially reasonable terms, if at all. To date, we have not been subject to any product liability claim, but we cannot assure you that such claim will not be brought against us in the future. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

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

Our earnings could be adversely impacted if we recognize impairment losses on goodwill and other intangible assets relating to our acquisitions of the enhanced chemiluminescence immunoassay, FISH and MAIA technologies.

As a result of our acquisition of the enhanced chemiluminescence immunoassay, FISH and MAIA technologies in August 2004, March 2007 and January 2008, respectively, we have recorded goodwill and other intangible assets. Our intangible assets, other than goodwill, are amortized over their respective estimated useful lives, and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. Goodwill is tested for impairment by us annually or more frequently if an event or a circumstance indicates that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.” In the future, we could recognize impairment losses on goodwill and other intangible assets and that impairment could result in a charge to our reported results of operations.

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

Our success will depend in part on our ability to enhance our existing products and technologies and to develop and acquire new products or technologies. The development process for medical technology is complex and uncertain, as well as time-consuming and costly. Product development requires the accurate assessment of technological and market trends as well as precise technological execution. We cannot assure you that:

•	our product or technology development will be successfully completed;

•	necessary regulatory clearances or approvals will be granted by the State Food and Drug Administration of China, or the SFDA, or other regulatory bodies as required on a timely basis, or at all; or

•	any product or technology we develop can be commercialized or will achieve market acceptance.

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

In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China and other countries. If we fail to obtain clearances or approvals in a timely fashion, our business may be significantly affected.

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

We are required to obtain a registration certificate from the SFDA in order to sell our HIFU therapy system. The registration certificate for our second generation HIFU therapy system expired in January 2007 and we were granted an extension until the completion of the assessment of our renewal application by the SFDA. We also need the SFDA approval for our ECLIA analyzer before we may sell this product. The SFDA approval we have obtained for our ECLIA analyzer will expire in March 2009, and we will need to renew this approval once it expires. We are also required to obtain a production permit from the provincial level food and drug administration before commencing the manufacture of our products. Our production permit for the manufacture of our HIFU therapy system, ECLIA system and FISH products will expire in July 2010 and we will need to renew the production permit once it expires. Renewing our registration certificates and production permit entails submission of various information and the review of that submission by the applicable regulatory authorities. We do not foresee any significant difficulties in obtaining such renewal. But if we fail to obtain such renewal in a timely fashion, our business may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

In April 2007, the SFDA announced a new regulation that became effective on June 1, 2007. Reagents used for IVD testing are divided into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each reagent. Our ECLIA reagents and FISH probes are classified as Class III reagents and they therefore are subject to all regulatory control governing Class III reagents. We are required to obtain a registration certificate for each IVD reagent prior to selling that reagent for clinical use. However, a regent that is used for research purpose only is exempt from registration and/or approval. A reagent kit intended for research use only must comply with the labeling requirements that present the statement: “For research use only. Not for use in diagnostic procedures” on the package. Of the 74 ECLIA reagents and 35 FISH probes that we market as of March 31, 2008, 59 ECLIA reagents are covered by registration certificates. Of the 15 reagents and 35 FISH probes we currently sell for research use only, we have submitted registration applications for all of them. We intend to apply for registration certificates for all of our ECLIA reagents and FISH probes, but we may not succeed in obtaining registration certificates for all these ECLIA reagents and FISH probes or for any ECLIA reagents or FISH probes that we develop in the future. Before receiving the necessary registration certificate, these ECLIA reagents and FISH probes can be sold for research only. Thus, this may delay the surge of sales in these ECLIA reagents and FISH probes. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Our FISH imaging analysis system competes with products offered by Nikon and Leica. Our FISH probes compete with probes offered by Abbott Diagnostics, Ventana, Cancer Genetics and Cytocell. We are not aware of any China-based manufacturers who offer a FISH imaging analysis system and probes in China.

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

Substantially all of our business operations are conducted in China, and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Laws, regulations or enforcement policies in China, including those regulating medical devices and supplies, are evolving and subject to future change. For example, under a regulation enacted by the SFDA in September 2002 and was renewed in April 2007, reagents are required to be registered with the SFDA and are subject to regulatory controls. As of March 31, 2008, we have obtained the SFDA registrations and/or approvals for 59 of the 74 ECLIA reagents we sell and are in the process of obtaining the required registrations and/or approvals for the 15 reagents that are currently sold with research labels. Moreover, in October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagents. As a result, all manufacturers of ECLIA reagents were obligated to meet GMP standards by January 1, 2006. We obtained GMP certification for the production of our ECLIA reagents in November 2005 and are currently in compliance with GMP requirements. This GMP certification is valid until October 2010. We have also submitted an application for the new GMP that we added recently to enlarge our production capacity of our ECLIA reagents.

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

We may not be able to cause our subsidiaries to distribute sufficient amount of dividends to us to satisfy our cash needs.

We are a holding company and have historically relied on proceeds from equity and debt financings as well as dividends paid by our wholly owned operating subsidiaries, YDME Beijing, Beijing GP and BBE, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our wholly owned subsidiaries to pay dividends to us for our cash needs. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing, Beijing GP and BBE are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the reserves reach 50% of the subsidiaries’ own registered capital . These reserves are not distributable as cash dividends. In addition, if these two PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Therefore, we may not be able to receive sufficient amount of dividends from our subsidiaries to satisfy our cash needs, and if such situation arises, we will not have the funds necessary to pay dividends and other cash distributions to our shareholders, to service our debt or pay our operating expenses.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, YDME Beijing, Beijing GP and BBE are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy resulted in an approximately 20.6% appreciation in the value of the Renminbi against the U.S. dollar between July 21, 2005 and June 25, 2008. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. As we import certain materials and supplies for reagent kits from the United States, Finland and Sweden, fluctuations in the value of the Renminbi against the currencies of those countries may increase the cost of our reagent kits. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our results of operations.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. It provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. The State Council issued the Notice on Implementation of the Transition Period for Preferential Enterprise Income Tax, or the Transition Implementation Notice, on December 26, 2007, which provides detailed rules on how preferential tax rate under previous income tax laws or regulations would transition to the uniform 25% EIT rate. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises” will enjoy a preferential EIT rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation issued the Measures on Qualification of High and New Technology Enterprises, or Circular 172, on April 14, 2008, which provides detailed standards for “high and new technology enterprises”. In addition, according to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, enterprises that have previously been certified as a “high and new technology enterprise” shall pre-pay its EIT in the rate of 25% temporarily until it is re-certified as a “high and new technology enterprise” under Circular 172.

YDME Beijing and Beijing GP, our two principal subsidiaries in China, had been entitled to various tax holidays and preferential EIT rates before the EIT Law became effective. YDME Beijing was exempted from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001. YDME Beijing’s EIT rate was reduced to 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004, and was reduced to

10% for the three calendar years ending December 31, 2005, 2006 and 2007. After the EIT Law became effective, the EIT rates applicable to YDME Beijing have been increased significantly. Because YDME Beijing has not applied for or received certification as a “high and new technology enterprise” under Circular 172, it is not able to enjoy the preferential EIT rate of 15% granted to high and new technology enterprises by the EIT Law. Under the EIT Law and the Transition Implementation Notice, YDME Beijing’s EIT rates are 18%, 20%, 22% and 24% for the calendar years from 2008 to 2011 and 25% thereafter, which are significantly higher than the preferential EIT rates that YDME Beijing enjoyed in previous years. Before the EIT Law came into effect, Beijing GP was also entitled to an EIT rate of 15% and was entitled to an exemption from EIT from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2013. While Beijing GP will be able to enjoy the tax holiday under the EIT Law and the Transition Implementation Notice, its 50% income tax reduction from January 1, 2010 to December 31, 2013 will be partially eliminated. Under the EIT Law and the Transition Implementation Notice, Beijing GP’s EIT rates are 0%, 0%, 11%, 12% and 12.5% for the calendar years from 2008 to 2012. As a result of the above changes in EIT rates applicable to our subsidiaries in China, we expect our income tax expense to increase significantly in the coming years. While we may apply for qualification of our subsidiaries in China as “high and new technology enterprises” under Circular 172 to reduce our income tax expense, we cannot guarantee that our application will be successful. In addition, the application process could be time-consuming and we will continue to be subject to the higher EIT rate before the application is granted. Such an increase in income tax expense could have a material adverse effect on our results of operations.

If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.

The newly enacted EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and may receive dividends from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, our income tax expenses will be increased and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

The market price for our ADSs has been and may continue to be subject to significant fluctuations. Since August 10, 2005, the intraday sales prices of our ADSs on the Nasdaq National Market have ranged from US$14.95 to US$57.50 per ADS, and the last reported sale price on June 25, 2008 was US$44.84 per ADS. The price of our ADSs may fluctuate in response to factors including the following:

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

Risks Related to Our 3.5% Convertible Senior Subordinated Notes Due 2011

The notes are subordinated to our future senior indebtedness.

The notes are unsecured and contractually subordinated in right of payment to our future senior indebtedness. In the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior indebtedness and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. The indenture does not limit the creation of additional senior indebtedness (or any other indebtedness). Any significant additional senior indebtedness incurred may also materially adversely impact our ability to service our debt, including the notes. In addition, the holders of our senior indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the notes. As of June 25, 2008, we had no senior indebtedness outstanding. We anticipate that from time to time we may incur additional indebtedness, including senior indebtedness.

The notes are effectively subordinated to the liabilities of our existing subsidiaries and any of our future subsidiaries.

The notes are not guaranteed by our existing subsidiaries or any future subsidiaries and, accordingly, the notes are effectively subordinated to any existing and future indebtedness and other liabilities of our subsidiaries, including those of YDME Beijing, Beijing GP and BBE, through which we conduct substantially all of our operations. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiaries. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of June 25, 2008, our subsidiaries had no indebtedness outstanding (excluding inter-company liabilities and contingent liabilities).

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

Because the notes are convertible into our ADSs, volatility or reduced prices for our ADSs could have a negative effect on the trading price of the notes. Holders who receive ADSs upon conversion of the notes will also be subject to the risk of volatility and reduced prices of our ADSs.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.    History and Development of the Company

Our predecessor company, Beijing Yuande Bio-Medical Engineering Co. Ltd., or YDME Beijing, was incorporated in China and commenced business operations in July 1999. In anticipation of our initial public offering, we incorporated China Medical Technologies, Inc., or China Medical, in the Cayman Islands as a listing vehicle in July 2004. China Medical is an exempted company with limited liability incorporated under Cayman Islands law. China Medical became our ultimate holding company when it issued shares to the existing shareholders of YDME Beijing in January 2005 in exchange for all of the shares that these shareholders held in YDME Beijing. Prior to our acquisition of the FISH business in March 2007, we conducted substantially all of our operations through YDME Beijing. In June 2007, we completed the full integration of the FISH business and launched our FISH imaging analysis system and FISH probes to the market through Beijing GP Medical Technologies, Ltd., or Beijing GP. In January 2007, we closed down a wholly owned subsidiary Yuande (USA) Corp. in California, which was principally engaged in assisting research and development projects and clinical studies on using the HIFU therapy system in the United States. In March 2007, CMED HIFU Development Corporation was set up in Seattle to assume the principal activities of the Yuande (USA) Corp. that we closed down in California. In March 2007, we established a wholly owned subsidiary, CMED ECLIA Diagnostics Ltd. (formerly known as CMED Molecular Diagnostics Ltd.), for investment holding purposes. CMED ECLIA Diagnostics Ltd. acquired Beijing Bio-Ekon Biotechnology Co., Ltd., or BBE, in January 2008. CMED (HK) Limited was set up in April 2007 to provide administrative services to our group companies. We currently conduct substantially all of our operations through YDME Beijing, Beijing GP and BBE.

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

We made capital expenditures of RMB134.1 million, RMB884.5 million and RMB664.9 million (US$94.8 million) in the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Such capital expenditures principally consisted of purchases of a building, acquisition of enhanced chemiluminescence immunoassay technology, enlargement of ECLIA reagent production facility and payments in relation to our acquisition of the FISH business and our acquisition of BBE. We expect to spend approximately RMB105.2 million (US$15.0 million) in the year ending March 31, 2009, consisting of the purchase of new manufacturing equipment to enlarge production capacity, the renovation of existing facilities and the final payment in relation to our acquisition of the FISH business.

B.     Business Overview

Overview

We are a leading China-based medical device company that develops, manufactures and markets advanced IVD products using enhanced chemiluminescence immunoassay technology, MAIA technology and FISH technology, to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids, and system using high intensity focused ultrasound, or HIFU, for the treatment of solid cancers and benign tumors.

Our ECLIA system is a luminescence immunoassay IVD system based on the enhanced chemiluminescence immunoassay technology that we acquired in August 2004. Luminescence immunoassay IVD systems are advanced types of IVD systems commonly used in the United States and Western Europe, but are relatively new in China. We began marketing and selling our ECLIA system in September 2004 and, through the acquisition of BBE in January 2008, we commenced the sales of ECLIA system utilizing MAIA technology in January 2008. We had sold over 3,000 units of our ECLIA analyzer as of March 31, 2008. We currently offer 74 types of reagent kits for use with our ECLIA analyzer, including reagent kits for use with our ECLIA analyzer utilizing MAIA technology. These reagents are used to detect various thyroid disorders, diabetes, hepatitis, Down syndrome, liver fibrosis, disorders related to reproduction and growth and various types of tumors, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure. In addition, we were one of the first companies to obtain the SFDA approval in China for an ECLIA reagent kit for the early detection of SARS.

Our FISH product offering consists of FISH imaging analysis system and FISH probes. FISH technology is a molecular diagnostic technology that we acquired in March 2007. Although widely used in hospitals in the United States and Western Europe, FISH technology is relatively new to the market in China. The technology is commonly used for prenatal and postnatal diagnosis, and early detection and prognosis of various cancers. When used together with the FISH probes, FISH imaging analysis system enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities. In June 2007, we successfully integrated the FISH operation in our existing businesses and began marketing and selling FISH products. We currently offer 35 types of FISH probes that are used to detect various genetic syndromes and cancers including breast cancer, bladder cancer, cervical cancer, leukemia, multiple myeloma and prostate cancer.

Our HIFU therapy system is an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors. Our system is designed to destroy tumors by using HIFU waves to instantly raise the temperature of the targeted tumor tissue to between 60° C and 70° C (140° F and 158° F). Our proprietary designs enable our system to treat a wide range of tumors, many of which cannot be treated with other HIFU tumor therapy devices currently available in the market. Our HIFU therapy system is SFDA-approved to treat liver, breast and kidney tumors, solid tumors in the pelvic cavity or on bone and tumors in the four limbs or superficial tissues. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. We acquired our HIFU technology in November 1999 and had sold over 425 units of our HIFU therapy system as of March 31, 2008.

Historically, we have benefited from a strong relationship with Peking University People’s Hospital, or PUPH, a leading medical research institution and hospital in China affiliated with Peking University. PUPH was the initial developer of our HIFU and ECLIA technologies. We believe that our acquisition of the HIFU and ECLIA technologies and the development and marketing of products using such technologies demonstrate our ability to successfully identify and commercialize medical technologies with significant market potential.

We sell our ECLIA system and HIFU therapy system solely to distributors. Our FISH products are distributed solely by our own sales force to hospitals.

Our Competitive Strengths

We believe that our principal competitive strengths include the following:

Innovative ECLIA system and FISH imaging analysis system and probes for in-vitro diagnostics

We believe that we were the first China-based company to offer an integrated luminescence immunoassay IVD system that does not require devices or reagents provided by outside sources. Our ECLIA system is a simple-to-use IVD platform and is sensitive, accurate and safe. Our ECLIA analyzer incorporates proprietary technologies that give our system several advantages over radioimmunoassay and enzymatic immunoassay IVD systems, the two most widely used IVD systems in China. Additionally, compared with the imported automatic luminescence immunoassay systems available in China, our ECLIA system, including our reagent kits, are priced significantly lower, but can achieve test results with comparable accuracy. Our reagent menu is growing rapidly and our broad range of reagents puts us in a competitive position in the ECLIA sector. We believe we have a significant market opportunity to market our ECLIA system to small- and medium-sized hospitals in China. Many of these hospitals currently use less advanced IVD systems because they lack sufficient financial means to purchase the more expensive automatic and imported luminescence immunoassay systems or do not have sufficient patient volume. Our fully automatic system, which we market to large hospitals, is undergoing the approval process with the SFDA. We intend to introduce the fully automatic model at a lower price than our overseas-based competitors can achieve.

We believe that we are the first China-based company to offer the FISH imaging analysis system and probes. Compared to some of the other more traditional methodologies such as karyotyping for prenatal diagnosis, our FISH imaging analysis system and probes are easier to use, easier to train people to use and provides a much faster turnaround. It also delivers high sensitivity and specificity of results required for definitive diagnosis. Our FISH probes are priced considerably lower than imported products. We believe we have a significant market opportunity to market our FISH imaging analysis system and probes to large hospitals in China. Many of these hospitals currently use less advanced methodologies for prenatal and cancer diagnosis due to a lack of affordable alternatives. The less advanced methodologies are generally labor intensive or invasive, or yield less accurate results.

HIFU technology leader for tumor treatment

We believe that we are a leader in the design and development of HIFU tumor therapy devices in China. Our patented HIFU therapy system is SFDA-approved and has been used to treat more tumor patients in China than other available HIFU tumor therapy devices. As of March 31, 2008, we have sold over 425 units of our HIFU therapy system. Treatments using our system are performed without anesthesia and do not cause significant discomfort, skin-burn or hemorrhage. Our third generation HIFU therapy system launched in October 2006 features a non-invasive ultrasound technology for measuring the temperature of the tumor tissues being treated. We also intend to sell a non-invasive ultrasound-based heat measuring device separately as a product upgrade for existing users of our HIFU therapy system. We believe that we are the first company to develop this technology.

Strong research and development capability and our commitments to research and development efforts

We have strong research and development capabilities, and we plan to continue to focus our development efforts on new applications for or enhancements to our HIFU and IVD technologies. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at the PUPH are currently employed by us. The key research and development personnel of our FISH business, which we acquired in March 2007, signed three-to-five year employment contracts.

We believe that we have a strong patent portfolio compared to other medical technology companies based in China. In China, we currently have 19 patents directed towards our HIFU therapy system and ECLIA system We have also made applications for fourteen patents directed towards our HIFU technology in countries outside China, including the United States, the United Kingdom, Germany, South Korea and India. As of May 31, 2008, we had been granted all four of the patents we applied for in the United Kingdom, two of the three patents we applied for in India and two of the four patents we applied for in South Korea. We have also made an application in the United States to secure a methodology patent related to the production of FISH probes, which is currently pending approval.

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

As one of our major initiatives to increase the visibility of and develop the market for HIFU therapy system in China, we are collaborating with the MOH on a large-scale, three-year clinical study. This study aims to demonstrate the clinical benefits of HIFU therapy in combination with radiotherapy and chemotherapy through approximately 20 participating large hospitals. We are also collaborating with the Chinese Academy of Sciences Institute of Acoustics on new product development for HIFU applications. In July 2007, the U.S. Food and Drug Administration granted us conditional approval for our Investigational Device Exemption (IDE) application on our HIFU therapy system. This approval allows us to begin a clinical trial in a limited number of patients with pancreatic cancer. The clinical trial will be performed at the University of Washington Medical Center in Seattle after receiving approval from the Institutional Review Board of the University. Our HIFU tumor therapy system is intended in this trial to ablate targeted tumor tissue of the pancreas for the palliation of pain associated with locally advanced or metastatic pancreatic cancer.

Our growing reagent portfolio is an important driver of the growth in our ECLIA business. Our reagent offering increased to 74 reagents as of March 31, 2008. We expect to add another 10-20 reagents to our offering by December, 31 2008, which include reagents for infertility disorders, infectious diseases and cardiac markers.

Low manufacturing and operating costs

We have significant cost advantages that allow us to price our products competitively and to maintain favorable margins. We believe that our facilities in China allow us to maintain our cost of operations at a competitive level that could potentially deter other overseas-based competitors from entering the China market.

This is primarily due to the lower wages and costs of components and raw materials in China relative to other locations. In addition, our sales and distribution costs are low because we market and sell our products primarily to distributors. Our direct sales force, built in association with our distribution of FISH products, will increase our selling and marketing expenses; however, we expect this increase in expenses to be largely offset by the anticipated resulting growth in sales. Also, our research and development effort mainly focuses on developing new applications and improving the product designs of our HIFU therapy system and ECLIA system, as well enhancing the functionality of our ECLIA reagents and FISH probes, which generally requires lower research and development expense than the development of new technologies and products.

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

In addition, through the acquisition of BBE in January 2008, we commenced the sales of ECLIA analyzer utilizing MAIA technology and related reagent kits.

Our reagent kits

We currently offer 74 types of reagent kits for detecting and monitoring various types of diseases and disorders, including thyroid disorders, diabetes, hepatitis, and disorders related to reproduction and growth, SARS, Down syndrome, liver fibrosis and various types of tumors. We are also developing reagents for other applications such as infertility disorders, HIV, hepatitis C and cardiac diseases.

The following table sets out the major clinical applications of our reagent kits:

Types of test	Numbers of reagent kits	Description
Anemia	1	Ferritin is an iron-containing protein complex that functions as the primary form of iron storage in the body. Levels of serum ferritin correlate with the amount of iron stored. Our assay test is used for evaluating levels of serum ferritin in diagnosing iron deficiency anemia.

Cardiac diseases	1	Our assay tests for the effectiveness of digoxin, a widely used drug for treatment of heart failure.

Growth disorder	1	Our assay is a test for the early diagnosis, identification and prognosis evaluation of problems relating to growth and development.

Hepatitis B	10	The ten assays comprise the basic tests hospitals perform to test for hepatitis B.

Infertility	7	Our assays test for the sterility caused by the malfunction of immune system.

Liver fibrosis	4	The four assays comprise the main tests performed by hospitals for evaluating the presence and degree of liver fibrosis.

Metabolic function (including diabetes)	4	Diabetes is also a common endocrine disorder in China. Two of our assays tests for insulin and C-Peptide level, two common indications of diabetes. Our other two assays test for and monitor diabetes where insulin and C-Peptide level may not be a reliable indicator.

Other virus (including TOCHR)	10	TOCHR is the abbreviation of five viruses that could cause the fetal malformation if infected during pregnancy. Our assays test for the infection.

Reproductive endocrinology	18	Ten of our assays comprise the main tests performed by hospitals for evaluating the functions of the female reproductive organs, including the diagnosis of hormonal imbalance of postmenopausal women. Four of our assays are for evaluation of the male reproductive function. Four of our assays are used for assessing the Down syndrome.

SARS	1	SARS is an atypical pneumonia of unknown etiology, and was recognized in February 2003 in China, Taiwan, Hong Kong, Singapore and certain other regions in the world.

Thyroid disorders	7	The seven assays comprise the basic tests hospitals perform to evaluate the functions of a patient’s thyroid gland. We believe that for many hospitals, thyroid testing is a mainstay of their routine endocrine tests.

Tumors	10	Our assays for “tumor markers” can detect the following types of tumors:
		• Breast • Colon • Intestine • Kidney • Liver • Lung • Ovary • Pancreas • Prostate • Stomach

The FISH SYSTEM

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

Our FISH probes

We currently offer 35 types of FISH probes used for prenatal and cancer management. The following table sets out the major clinical applications of our FISH probes:

Applications	Numbers of probes	Description
Bladder cancer	4	An advanced approach for early detection and monitoring the course of bladder cancer.

Breast cancer	2	An effective tool to guide treatment. Mostly used to determine whether a breast cancer patient is suitable for receiving Herceptin therapy.

Cervical cancer	2	An effective tool for early diagnosis of cervical cancer and for prediction of the risk of developing cervical cancer.

Leukemia	15	For diagnosis and prognosis of various leukemias and multiple myeloma.

Prenatal	6	For detecting Trisomy 21, Trisomy 18, Trisomy 13, Turner syndrome, Trisomy X, XYY syndrome, DiGeorge syndrome, triploidy.

Prostate cancer	6	An effective approach for early diagnosis of prostate cancer.

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

Benefits and limitations of our HIFU solution

Our HIFU therapy system can be used as a supplemental or stand-alone treatment method with surgery, radiotherapy and chemotherapy for the treatment of many types of solid tumors. We believe that the benefits of our HIFU therapy system include:

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

The HIFU therapy system

We currently offer our third-generation two-transducer HIFU therapy system. This model, which we launched in October 2006, is equipped with our newly-developed non-invasive ultrasound temperature measuring technology. We have applied for patents directed toward this technology in China and in other countries, also see “Item 4. Information on the Company—Business Overview—Intellectual Property”.

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

Patient treatment table and seat. The table and seat frames are adjustable and can be rotated to facilitate treatment of tumors located in different parts of the body. The middle section of the patient treatment table can be removed to install a treatment seat so that the patient can sit while undergoing treatment for tumors in the pelvic cavity. The patient’s position depends on the location of the tumor. We have obtained a patent for the design of the table and seat frames in China, and this patent expires in November 2021. We have also applied for patents in other countries for the treatment seat design. As of May 31, 2008, the United Kingdom, South Korea and India had granted us such patents.

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

Conduct structure. Ultrasound energy does not transmit in a straight line through air. To introduce linear ultrasound waves into a patient’s body from the upper transducer, our HIFU therapy system contains a conduct structure, which consists of a semi-sphere container filled with degassed water. We have also developed a proprietary vacuum degassing device that converts large volumes of tap water into degassed water. We have obtained a patent for this device in China, and this patent expires in November 2021. We have also applied for patents for the semi-sphere container and the degassing device in other countries. As of May 31, 2008, we had been granted such patents in the United Kingdom and South Korea.

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

Manufacturing

Our manufacturing strategy combines our internal design expertise and proprietary technology with strategic sourcing. We produce our ECLIA reagent kits and FISH probes and conduct the final product assembly, testing and packaging of our HIFU therapy system, ECLIA analyzer and FISH imaging analysis system at our facility in Beijing, China. We outsource the production of a majority of our product components to, and purchase raw materials from, third-party suppliers.

We design or configure many key components of our products and outsource their production to qualified manufacturers. Our suppliers undergo quality certification in accordance with the standards developed by us, and we conduct frequent quality inspections of each of our suppliers’ manufacturing facilities. We believe we maintain components and raw materials at an adequate level to ensure a stable supply.

The major components of our HIFU therapy system are integrated ultrasound transducers, an ultrasound imaging system, a treatment table/seat, a control station and a conduct structure. The ultrasound imaging system and the treatment bed, two of the major components of our HIFU therapy system, are manufactured by GE and a local supplier, Beijing Tianyuan Kehui, respectively, and we purchase other components from other local suppliers. The major components of our ECLIA analyzer are the photon-multiplier, motor drive and various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our ECLIA reagent kits are antibodies and antigens for the production of coated microplate and conjugator, chemicals for the production of reagents, and plastics and packaging such as vacant microplate and bottles. We purchase a portion of our supplies of antibodies and antigens overseas and source the other raw materials from local suppliers. The major component of our FISH imaging analysis system is the fluorescent microscope sourced from international suppliers. The raw materials of our FISH probes are substances from our DNA clone bank and fluorescent dye.

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

In November 2005, we obtained a Certificate of Good Manufacturing Practices (GMP) for Pharmaceutical Products, or the GMP certificate, for the production of ECLIA reagents. The GMP certificate was issued by the SFDA and certifies that our ECLIA manufacturing facilities comply with the requirements of good manufacturing practices for pharmaceutical products. The GMP certificate is valid for a term of five years. We are currently in compliance with such GMP requirements. This GMP certification is valid until October 2010. Recently, we completed the enlargement of our GMP certified facility to increase our capacity for the production of our ECLIA reagents.

We are required to obtain production permits and to renew these permits six months prior to the expiration of the original permit. Our production permit for medical devices, which covers our HIFU system, our FISH imaging analysis system, our ECLIA system and certain of our ECLIA reagents and FISH probes, is valid until July 2010. In addition, we are required to complete the SFDA registration of each of our products before we may manufacture the products for commercial distribution or sell the products. See “—Regulation.”

Quality Control

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with the SFDA regulations. In May 2006, we obtained ISO9001 and ISO13485:2003 certifications for the production of our HIFU therapy system and ECLIA system, which indicates our compliance with recognized international standards for quality control. We inspect components prior to assembly, and inspect and test internally manufactured products both during and after the manufacturing process. We also conduct frequent quality inspections of each of our suppliers’ manufacturing facilities.

Our quality control team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Markets and Customers

We believe that both our HIFU therapy system and our IVD systems have significant market potential in China as there is a strong demand for tumor treatment devices and sensitive and reliable IVD systems. The target market for our HIFU therapy system is large-and medium-sized hospitals in China with oncology departments. According to the MOH, there were approximately 7,700 large-and medium-sized hospitals in China as categorized by number of beds in 2006. As of March 31, 2008, we had sold over 425 units of our HIFU therapy system, mostly to distributors who resell to large-and medium-sized hospitals in China. The target market for our ECLIA system is small-and medium-sized hospitals in China. According to the MOH, there were approximately 18,100 small-and medium-sized hospitals in China in 2006. We began marketing and selling our ECLIA system in September 2004 and had sold over 3,000 units of ECLIA analyzers as of March 31, 2008. The target market for our FISH products is large hospitals in China.

In the fiscal years ended March 31, 2006, 2007 and 2008, substantially all of our HIFU therapy system were sold to distributors. We have sold, and will continue to sell, our HIFU therapy system primarily to a relatively small group of distributors that change from year to year. We do not have long-term contracts with any of our distributors. Because our HIFU therapy system is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our quarterly results. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Company—Fluctuations in our quarterly operating results could cause our ADS price to decline.”

Sales and Marketing

We market and sell our ECLIA system solely to distributors. For sales of our ECLIA analyzer, we generally require a payment of 20% to 40% of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of reagent kits, we do not require down payments, and we collect payments three months after acceptance. We recently started to rent our ECLIA analyzers to qualified hospitals free of charge. As our ECLIA analyzers are closed system, although it may reduce the sales of our ECLIA analyzers, we expect such practice to increase the sales of our ECLIA reagents, which are recurring in nature and generate higher gross margin than ECLIA analyzer.

We market and sell our FISH imaging analysis system and probes directly to hospitals. For sales of FISH imaging analysis system, we may require a payment of a portion of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of FISH probes, we do not require down payments, and we generally collect payments four to six months after acceptance. To promote the sales of our FISH probes, we recently started to assist hospital customers in purchasing components of FISH imaging analysis system, such as the microscope, directly from component manufacturers so that these hospitals could reduce the cost of setting up the FISH imaging analysis system and expedite the commencement of this diagnostic service to patients. While it may reduce the sales of our FISH imaging analysis system, we expect such practice to increase our sales of FISH probes, which are recurring in nature and generate higher gross margin than FISH imaging analysis system.

We market and sell our HIFU therapy system primarily to third-party distributors. For sales of our HIFU therapy system, we require an initial payment of 30% to 40% of the sale price when customers place purchase orders or after the shipment is accepted by either our distributors or the hospitals designated by these distributors. The balance is payable within one year of acceptance. Some of our distributors purchase our products to operate profit-sharing programs with hospitals. Under these profit-sharing programs, these distributors install our HIFU therapy system in hospitals without any up-front charge to hospitals and in return receive a portion of the net profits generated by the system.

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

We select our third-party distributors based on their reputation, market coverage, sales experience and the size of their sales force. We conduct credit assessments of each of our distributors or hospital customers before we enter into a purchase agreement. Currently, all our products are being marketed and sold in China. However, we are expanding distribution of our products to other countries, including South Korea, Japan and European countries. We have exclusive distribution agreements with AsianStar, Inc., Century Medical, Inc., and EDAP TMS S.A. for future distribution in South Korea, Japan and the European Union, pending approval from relevant governmental authorities.

As of May 31, 2008, we had a team of 125 marketing and sales personnel who conduct direct sales of our FISH products and HIFU therapy system, manage distributors for both our HIFU therapy system and our ECLIA system and perform other sales related tasks. We intend to further increase the size of our sales force as our business grows.

The hospital’s chief administrator and the head of the department of oncology, in the case of our HIFU therapy system, or the head of the department of diagnostics, in the case of our ECLIA system and FISH imaging analysis system and probes, typically make the purchasing decision for our products. We believe that hospitals make purchase decisions on HIFU tumor therapy devices based on the safety and effectiveness of the device, the types of cancer treatment methods that they already offer, their available budget and the anticipated economic return. We believe that hospitals make purchase decisions on diagnostics equipment based on the performance and the range of ECLIA reagent kits or FISH probes available, the prices of equipment and ECLIA reagents or FISH probes, ease of use and the turnaround time of results.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions, many of whom we believe are advocates for our HIFU therapy system. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. We manage our relationships with ECLIA distributors by pricing our ECLIA system more attractively to distributors than imported alternatives. Our FISH imaging analysis system and probes address large unmet market in China, primarily the prenatal and cancer diagnosis market. Our direct sales force formed for FISH product distribution helps us build closer relationships with the end-users which are large hospitals. We believe these relationships also facilitate cross-selling of our HIFU therapy system and ECLIA system.

Customer Support and Service

We maintain a dedicated team to provide customer support and service for our products. Our customer support and service team is based in Beijing and provides on-site and off-site technical and clinical support to hospitals across China upon customer request. As of May 31, 2008, this team consisted of 106 full-time employees, including physicians, biomedical engineers, acoustics engineers, computer science engineers, and service and repair technicians. We plan to build service centers and station service engineers in major cities in China to continue providing good customer support and service as we continue to grow. We believe that our ability to provide good customer support and service is an important part of our business.

We provide training to hospitals that purchase our HIFU therapy system, our ECLIA system and our FISH products. Training sessions are provided directly by us or through larger hospitals that have purchased our product. We offer a two-week training course to hospitals that purchase our HIFU therapy system. Hospital participants typically include a physician, an ultrasound technician, a nurse and a maintenance engineer. In addition, due to the technical nature of our HIFU therapy system, it is usually necessary for members of our customer support and service team to assist with the installation. Our ECLIA system and FISH imaging analysis system training is generally only one to five days long as our IVD systems are relatively easy and simple to operate.

Each of our HIFU therapy system, ECLIA analyzer and FISH imaging analysis system is typically sold with a 12-month warranty against technical defects. We have experienced a very limited number of warranty claims in the past for our HIFU therapy systems and ECLIA systems. The costs associated with our warranty claims have historically been insignificant. We do not accrue any liability for potential warranty costs at the time of sale. As we only began selling FISH imaging analysis system in June 2007, we currently only have a short period of historical data on the warranty claims for FISH imaging analysis system.

Competition

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

Our FISH imaging analysis system competes with products offered by Nikon and Leica. Our FISH probes compete with probes offered by Abbott Diagnostics, Ventana, Cancer Genetics and Cytocell. We are not aware of any China-based manufacturers who offer a FISH imaging analysis system and probes in China.

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

Insurance

We maintain insurance coverage from PICC Property and Casualty Company Limited, with an annual aggregate insured amount of RMB4.0 million (US$0.6 million) to cover product liability claims arising from the use of our HIFU therapy system. We also have property insurance coverage from China Pacific Property Insurance Co., Ltd. to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets. See “Item 3. Key Information—D. Risk factors—Risks related to our company—We are subject to product liability exposure and have limited insurance coverage.”

Regulation

Our ECLIA analyzer, HIFU therapy system and FISH imaging analysis system are medical devices and are subject to regulatory controls governing medical devices. Pursuant to the SFDA regulation effective on June 1, 2007, reagents used for IVD testing are divided into three different categories depending on the degree of risk associated with the reagent. All reagents are subject to regulatory controls governing IVD reagents. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the SFDA. We are also subject to other government laws and regulations which are applicable to manufacturers in general. The SFDA requirements include obtaining production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry and adverse reporting, and advertising and packing standards.

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

Production permit for medical devices

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II or Class III medical devices. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of our HIFU therapy system, FISH imaging analysis system and our ECLIA analyzer will expire on July 3, 2010. We sourced our fluorescent microscope and CCD camera from third-party suppliers whose equipment is SFDA approved. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit.

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

Clinical trials for our HIFU therapy system are also subject to the SFDA regulation governing HIFU medical devices. Under these regulations, the minimum clinical trial period for a HIFU medical device is one year, with a minimum of 100 subjects participating and utilizing a minimum of two units of the HIFU medical device. Compliance with the SFDA regulations on clinical investigations also includes satisfactory clinical reports from a minimum of two institutions which participated in the clinical trial, proper labeling of the device, obtaining informed consent from each subject, and compliance with monitoring and record-keeping requirements.

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

We received the SFDA approval for our first generation HIFU therapy system in September 1999 for the treatment of solid tumors in the pelvic cavity and the abdominal cavity. Solid tumors in the pelvic cavity include bladder, uterine, prostate and rectal tumors, uterine fibroids and prostate hypertrophy. Solid tumors in the abdominal cavity include pancreatic, rear abdominal, liver and kidney tumors and metastasis tumors of the abdominal lymph node. We discontinued the production of our first generation HIFU therapy system in December 2002. Although the September 1999 approval expired on May 24, 2004, it is still valid for all units of our first generation HIFU therapy system that were sold to hospitals before our approval expired. In January 2003, we received a four-year SFDA approval for our second generation HIFU therapy system for the treatment of liver tumors, breast tumors, kidney tumors, solid tumors in the pelvic cavity, tumors in the four limbs or superficial tissues and solid tumors on bone. The registration certificate for our second generation HIFU therapy system expired in January 2007, however, we were granted an extension until the completion of the assessment of our renewal application by the SFDA. We do not believe it will be difficult for us to renew this approval.

Beijing Weixiao, a company controlled by Mr. Xiaodong Wu, our chairman of board of directors, our chief executive officer and a significant shareholder of our company, received the SFDA approval for our ECLIA analyzer in February 2004. After our acquisition of enhanced chemiluminescence immunoassay technology from Beijing Weixiao, we applied for the transfer of the SFDA approval to us and substantially completed the transfer in March 2005. The SFDA approval we have obtained will expire in March 2009 and we do not believe it will be difficult for us to renew this approval for the upgraded version of our ECLIA analyzer.

We have obtained the SFDA approval for distribution of FISH imaging analysis system.

Classification of ECLIA reagents and FISH probes

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

Our ECLIA reagents and FISH probes are classified as Class III reagents, and they therefore are subject to all regulatory controls governing Class III reagents.

Production permit for ECLIA reagents and FISH probes

A manufacturer must obtain a production permit from the food and drug administration at the provincial level. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of ECLIA reagents and FISH probes will expire in July 2010. To renew the production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit. In addition, pharmaceutical manufacturing operations are also subject to periodic re-inspection and must comply with applicable quality regulations.

Registration requirements of ECLIA reagents and FISH probes

Prior to selling an IVD reagent kit, a manufacturer must obtain both the SFDA registration of, and the SFDA approval for, the product it plans to sell. The registration process starts with submitting a registration dossier to the SFDA. The registration dossier contains primarily detailed information concerning the effectiveness and quality of the reagent. It also contains details concerning the manufacturing process and the production facilities. The registration process can last a few months and the timing depends on the nature of the pharmaceutical product under review, the quality of the data and the general efficiency of the SFDA. The approval process involves the detailed examination of the testing, effectiveness, labeling, manufacturing and marketing of IVD reagents by the SFDA. The registration is valid for four years.

As of March 31, 2008, we offer a total of 74 ECLIA reagents and 35 FISH probes in China. Of the 74 ECLIA reagents, 59 are covered by registration certificates. Of the 15 ECLIA reagents and 35 FISH probes we currently sell for research purpose which are exempt from registration certificates, we have submitted registration applications for all of them.

Thus, although regulations require that both the SFDA registration and approval be obtained before a reagent kit is sold, a reagent kit may be exempt from registration and/or approval if it is used for research purposes only. A reagent kit intended for research use only may not be applied in human clinical diagnostic or prognostic uses. In addition, a reagent kit intended for research use only must comply with the labeling requirements that require the statement: “For research use only. Not for use in diagnostic procedures.” We have sold many of our ECLIA reagent kits and FISH probes without required registrations and/or approvals. In addition, we believe that many ECLIA reagent kits and FISH probes sold in China, including some manufactured by our overseas-based competitors, are also sold without required registrations and/or approvals. See “Item 3. Key Information—D. Risk factors—Risks related to our industry—In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China and other countries. If we fail to obtain clearances or approvals in a timely fashion, our business may be significantly affected.” and “Item 3. Key Information—D. Risk factors—Risks related to doing business in China—Future changes in laws, regulations or enforcement policies in China could adversely affect our business.”

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

Continuing SFDA regulations

We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new pre-market approval or pre-market approval supplement may be required. Our HIFU therapy system, our ECLIA analyzer and ECLIA reagents, and our FISH imaging analysis system and probes are subject to, among others, the following regulations:

•	the SFDA’s quality system regulations, which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report to the SFDA certain types of adverse reactions and other events involving their products; and

•	the SFDA’s general prohibition against promoting products for unapproved uses.

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

Under the Administration Rules, companies in China with foreign investments, such as YDME Beijing, Beijing GP or BBE, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.

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

Company Law

On October 27, 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares. It is expected that the PRC Law of Wholly Foreign-owned Enterprises, or the WFOE Law, and its implementing regulations will be amended accordingly in order to align the WFOE Law with the amendments to the PRC Company Law. Each of YDME Beijing, Beijing GP and BBE is governed by both the PRC Company Law and the WFOE Law and their implementing regulations, and we believe that YDME Beijing, Beijing GP and BBE will be able to benefit from a more flexible and business friendly company law regime under the new PRC Company Law. For example, the amended PRC Company Law eliminated a restriction which limited the amount of equity investments a company could make to a maximum of 50% of such company’s net assets. With the removal of this restriction, YDME Beijing, Beijing GP and BBE may have increased flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited liability companies. As a result, YDME Beijing, Beijing GP and BBE may acquire 100% of the equity interest in a PRC limited liability company and become the sole shareholder of such limited liability company.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of May 31, 2008.

*	Formerly known as CMED Molecular Diagnostics Ltd.

D.	Property, Plant and Equipment

Most of our manufacturing facilities are located in the Beijing Economic-Technological Development Area, where we own two buildings with an aggregate of approximately 10,000 square meters of office, research and development and manufacturing spaces. To further enlarge our production capacity, we have leased properties in the Beijing Economic-Technological Development Area for the production of our ECLIA analyzer and FISH probes. Through the acquisition of BBE in January 2008, we obtained an aggregate of approximately 2,000 square meters of research and development and manufacturing spaces in Fengtai district, Beijing, which are owned by BBE. BBE also entered into a one-year lease for approximately 583 square meters of office space in Fengtai district, Beijing.

In September 2005, we entered into a three-year lease for approximately 494 square meters of office space in a central business district of Beijing, China. We use this office for our management and international sales and marketing purposes.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a China-based medical device company that develops, manufactures and markets in China advanced in-vitro diagnostics products, to detect and monitor various diseases and disorders, and HIFU tumor therapy systems for the treatment of solid cancers and benign tumors. As of March 31, 2008, our sales were generated from three products, our ECLIA system, our FISH system and our HIFU therapy system. We started reporting our financial results in segments along product lines since our acquisition of the enhanced chemiluminescence immunoassay technology in August 2004 and added the FISH product line for the fiscal year ended March 31, 2008 as the sales and distribution of our FISH products began in June 2007.

One of our main products, the ECLIA system, is an IVD system that can be used to diagnose and analyze a variety of diseases and conditions, including various thyroid disorders, diabetes, hepatitis, liver fibrosis, Down syndrome, disorders related to reproduction and growth, various types of tumors and SARS, as well as to assess the effect of digoxin, a widely used drug for the treatment of heart failure. Our second in-vitro diagnostics product, FISH imaging analysis system, is an integrated system comprised of a fluorescent microscope, CCD camera and FISH imaging analysis software that enable medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities using fluorescent in situ hybridization technology. Our other main product, the HIFU therapy system, is an ultrasound-guided acoustic ablation system that is used for the non-invasive treatment of solid tumors.

In January, 2008, we completed the acquisition of the entire equity interest in Beijing Bio-Ekon Biotechnology Co., Ltd., or BBE, for a cash consideration of US$28.8 million. BBE currently manufactures semi-automatic ECLIA analyzer using Magnetic Antibody Immunoassay, or MAIA, separation technology and is in the process of obtaining the SFDA approval for its fully automatic ECLIA analyzer. MAIA is a technology suitable for high volume and fully automatic ECLIA analyzers and can enhance test results. BBE holds the Chinese patents for the MAIA minute magnetic beads which are important for the production of its fully automatic ECLIA analyzer. Currently, BBE offers 18 ECLIA reagents and has over 40 reagents in the pipeline, some of which are expected to help expand our reagent portfolio. Notable reagents developed by BBE include a reagent for testing blood fluke parasitic infection and food safety reagents for testing toxic aflatoxin in cereal products and clenbuterol in pork, which cater to the growing demand of food safety test kits from a large number of food production entities in China. BBE has sales offices in Beijing, Guangzhou, Wuhan, Qingdao and Chengdu to conduct direct sales and manage distributors in selling its products to over 800 hospitals in China.

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

We believe that the prices of our FISH probes are considerably lower than those of foreign imports. We are not aware of any China-based manufacturers who offer FISH imaging analysis system and probes in China.

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

Revenues

As of March 31, 2008, we derived revenues primarily from three sources, which were sales of our HIFU therapy system, ECLIA system and our FISH system.

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

Our revenues have fluctuated significantly from quarter to quarter in the past due to the fluctuation in the sales of our HIFU therapy system. Sales of our HIFU therapy system are seasonal, and our third and fourth fiscal quarters, which are the quarters ending December 31 and March 31, respectively, have historically been our strongest. We believe that the relatively stronger performance in our third and fourth fiscal quarters is largely due to the budget cycles of hospitals in China. Hospitals in China typically make their capital expenditure decisions, such as decisions on whether to purchase our HIFU therapy system, between June and December. Our HIFU therapy system is usually shipped to customers between September to March. Because our HIFU therapy system is sold at a relatively high unit price, the size and timing of individual orders can have a significant effect on our results of operations in any given quarter. We began to sell our ECLIA system and FISH system in September 2004 and June 2007, respectively. Sales of our ECLIA system have fluctuated, and we expect that sales of our FISH system will fluctuate, to a lesser extent from quarter to quarter compared to sales of our HIFU therapy system.

Our sales have historically been made on the basis of unit-by-unit purchase orders rather than long-term commitments, and we do not have long-term contracts with any of our customers. In the fiscal years ended March 31, 2006, 2007 and 2008, substantially all of our HIFU therapy systems were sold to distributors. We also market and sell our ECLIA system solely to distributors. As the target end markets for our HIFU therapy system and our ECLIA system are different, we expect our two products to be sold to different groups of distributors. As present, we market and sell our FISH system directly to hospitals. We cannot assure you that any customer will continue to purchase our products at the same levels as in prior years or that our relationship with any of them will continue.

We expect distributors for our products will change from year to year. Such changes are primarily due to the fragmented nature of the medical equipment distribution industry in China. Distributors of our HIFU therapy systems are typically companies that only have the resources to target a limited number of hospitals at a given time. Once they have won orders from targeted hospitals, it takes some time to develop relationships with new hospitals. In addition, we require our distributors to pay us in full within a year of accepting our products, but our distributors may give their hospital customers longer payment terms under various types of sales arrangements, including profit-sharing programs, in order to facilitate their own sales. For example, under profit-sharing programs, distributors install our HIFU therapy system in hospitals for free and, in return, receive a portion of the net profits generated by the system. Such profit-sharing programs require upfront capital commitments from distributors upon their purchase of the HIFU therapy system from us. As a result, these distributors may need time to recover their financial resources to purchase additional products from us.

For sales of our HIFU therapy system, we generally collect 30% to 40% of the sale price when customers place purchase orders or after the shipment is accepted by either our distributors or the hospitals designated by these distributors, and the balance within one year of acceptance. For sales of ECLIA analyzer, we generally collect 20% to 40% of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of reagent kits, we do not require down payments, and collect payments within three months after product acceptance. For sales of our FISH imaging analysis system, we may require a payment of a portion of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of FISH probes, we do not require down payments, and we collect payments four to six months after acceptance.

To promote the sales of our ECLIA reagents, we recently started to rent our ECLIA analyzers to qualified hospitals free of charge. As our ECLIA analyzers are closed system, although it may reduce the sales of our ECLIA analyzers, we expect such practice to increase the sales of our ECLIA reagents, which are recurring in nature and generate higher gross margin than ECLIA analyzer. To promote the sales of our FISH probes, we recently started to assist hospital customers in purchasing components of FISH imaging analysis system, such as the microscope, directly from component manufacturers so that these hospitals could reduce the cost of setting up the FISH imaging analysis system and expedite the commencement of this diagnostic service to patients. While it may reduce the sales of our FISH imaging analysis system, we expect such practice to increase our sales of FISH probes, which are recurring in nature and generate higher gross margin than FISH imaging analysis system.

Costs

Cost of revenues

Our cost of revenues primarily consists of material and component costs. Our cost of revenues also includes amortization of intangible assets and direct costs incurred in the assembly, installation and service of our products, such as salaries and related personnel expenses and depreciation costs of plant and equipment used for production purposes. Depreciation of property, plant and equipment for the fiscal years ended March 31, 2006, 2007 and 2008 in the amount of RMB1.6 million, RMB2.6 million and RMB7.0 million (US$1.0 million), respectively, were recorded as cost of revenue. Amortization of intangible assets in the amount of RMB14.9 million, RMB14.9 million and RMB90.2 million (US$12.9 million) were included in cost of revenue for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Our in-house production manufactures the ECLIA reagent kits and FISH probes and conduct the final product assembly, testing and packaging of our HIFU therapy system, our ECLIA analyzers and our FISH imaging analysis system. We also source a majority of our components from third-party suppliers.

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

Operating expenses

Our operating expenses primarily consist of research and development expenses, sales and marketing expenses and general and administrative expenses.

•

Research and development. Research and development expenses primarily consist of costs associated with the design, development, testing and enhancement of our existing products and development of new ECLIA reagents and FISH probes. These costs consist of expenditures for purchases of supplies, clinical trials, salaries and related personnel expenses, and other relevant costs. Share-based compensation of RMB2.8 million (US$0.4 million) was included in research and development expenses for the fiscal year ended March 31, 2008. Going forward, we expect to increase our research and development expenses, both on an absolute basis and as a percentage of revenue, to develop new applications and improve the product designs of our HIFU therapy system, ECLIA system and FISH imaging analysis system and probes.

•

Sales and marketing. Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Similar to most China-based manufacturers of medical equipment and supplies, our sales of HIFU therapy system and ECLIA system are made primarily to distributors. As a result, our sales and marketing expenses for HIFU therapy system and ECLIA system as a percentage of revenues are significantly lower than manufacturers of medical equipment and supplies that operate their own marketing and distribution networks and sell directly to hospitals. At present, we market and sell our FISH system directly to hospitals. Going forward, we expect to increase our expenditures on sales and marketing, both on an absolute basis and as a percentage of revenue, to promote our products, especially our ECLIA system and FISH products.

•

General and administrative. General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, fees and expenses of our outside advisers, including legal, audit and valuation expenses, expenses associated with our administrative offices and the depreciation of equipment used for administrative purposes. We expect that our general and administrative expenses will increase, both on an absolute basis and as a percentage of revenue, as we hire additional personnel and incur costs related to the anticipated growth of our business. Share-based compensation of RMB13.9 million (US$2.0 million) was included in general and administrative expenses for the fiscal year ended March 31, 2008. We adopted our 2005 stock option plan in February 2005 and amended and restated the plan in November 2006. On March 14, 2005, we granted share options to acquire 200,000 of our ordinary shares to each of two of our directors under this stock option plan and, on August 8, 2005, we granted share options to acquire 200,000 of our ordinary shares to each of two additional directors under this stock option plan. On June 11, 2007, we granted four directors, certain officers and management personnel 1,800,000 restricted shares and share options to purchase an aggregate of 750,000 ordinary shares. On October 1, 2007 and November 16, 2007, we granted a total of 120,000 restricted shares to two new independent directors. We account for these restricted shares and share options in accordance with Statements of Financial Accounting Standards, or SFAS, No. 123(Revised 2004), “Share-Based Payment,” and its related interpretations, which require us to record a compensation charge measured at the fair value of the restricted shares and share options. We recognize the compensation expense over the applicable service period of the grantee, which is usually the vesting period.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

The newly enacted EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provide that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% EIT rate and all tax reduction or exemption as well as incentives currently provided to foreign-investment enterprises are to be cancelled. However, the EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. The State Council issued the Notice on Implementation of the Transition Period for Preferential Enterprise Income Tax, or the Transition Implementation Notice, on December 26, 2007, which provides detailed rules on how preferential tax rate under previous income tax laws or regulations would transition to the uniform 25% EIT rate. In addition, entities that qualify as “high and new technology enterprises” will enjoy a 15% preferential tax rate under the EIT law. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation issued the Measures on Qualification of High and New Technology Enterprises, or Circular 172, on April 14, 2008, which provides detailed standards for “high and new technology enterprises”. In addition, according to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, enterprises that have been certified as a “high and new technology enterprise” shall pre-pay its EIT in the rate of 25% temporarily until it is re-certified as a “high and new technology enterprise” under Circular 172.

Under the current PRC laws, YDME Beijing, Beijing GP and BBE are subject to EIT and VAT.

YDME Beijing was classified as a high and new technology company and has been operating in an approved economic-technological development area. Given this classification, it was entitled to an EIT rate of 15%, compared to a statutory rate of 30% for most companies in China. This classification also exempted YDME Beijing from paying the EIT for the three calendar years ended December 31, 1999, 2000 and 2001and a 50% reduced YDME Beijing’s EIT rate to 7.5% for the three calendar years ended December 31, 2002, 2003 and 2004. In addition, as a “foreign-invested advanced technology enterprise” certified by the Beijing Commerce Bureau, YDME Beijing was entitled to a further reduced EIT rate of 10% for the three calendar years ending December 31, 2007. YDME Beijing obtained approval from the tax authority in February 2006 regarding this further reduction in EIT rate. Because YDME Beijing has not yet applied for or obtained certification as a “high and new technology enterprise” under Circular 172, it is only able to enjoy preferential tax rate under other provisions of the EIT law and the Transition Implementation Notice. Under the EIT Law and the Transition Implementation Notice, YDME Beijing’s EIT rates are 18%, 20%, 22% and 24% for the calendar years from 2008 to 2011 and 25% thereafter.

Beijing GP also operates in an approved economic-technological development area and was entitled to an EIT rate of 15%. In addition, Beijing GP was deemed as a production-oriented foreign investment enterprise and was entitled to an exemption from EIT from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2013. Because Beijing GP has not yet applied for or obtained certification as a “high and new technology enterprise” under Circular 172, it is only able to enjoy preferential tax rate under other provisions of the EIT law and the Transition Implementation Notice. Under the EIT Law and the Transition Implementation Notice, Beijing GP’s EIT rates are 0%, 0%, 11%, 12% and 12.5% for the calendar years from 2008 to 2012.

If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic earnings per share for the three fiscal years ended March 31, 2006, 2007 and 2008 would have reduced by RMB0.05, RMB0.06 and RMB0.26 (US$0.04), respectively, and our diluted earnings per share for the three fiscal years ended March 31, 2006, 2007 and 2008 would have reduced by RMB0.05, RMB0.05 and RMB0.22 (US$0.03), respectively.

VAT is charged based on the selling price of our products at a general rate of 17%. Our revenues are recorded net of this VAT. However, we are entitled to a refund of VAT in excess of 3% on the sales of self- developed software embedded in our HIFU therapy system and our ECLIA system. We recognize the VAT refund as part of our net revenues under U.S. GAAP. For the fiscal years ended March 31, 2006, 2007 and 2008, VAT refunds amounted to RMB23.0 million, RMB29.6 million and RMB29.9 million (US$4.3 million), respectively which accounted for 6.2%, 5.4% and 3.3% of our revenues for the respective year.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and may need to cause our operating subsidiaries located in the PRC to pay dividends to us to satisfy our cash needs. Thus, if our subsidiaries in China pay any dividends to us, such dividends may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future considering available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies involve a greater use of estimates or require a higher degree of judgment than others in their application.

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

Depreciation and amortization of long-lived assets and intangible assets, other than goodwill

We depreciate property, plant and equipment and amortize our intangible assets other than goodwill on a straight-line basis over the respective estimated useful lives of these assets, after taking into account their estimated residual values.

The patent we acquired as part of our ECLIA acquisition in August 2004 is amortized over its remaining protected period at time of acquisition of 17 years as allowed by the relevant regulatory authorities.

In determining the estimated useful lives of our unpatented technology in our ECLIA and BBE acquisition, we consider the following pertinent factors:

•	the expected protective period of similarly patented technologies as allowed by the relevant regulatory authorities;

•	the planning horizon of our operations taking into account the medical equipment and supply market in China as a whole; and

•	the economic lives and history of other similar diagnostic technologies currently used by hospitals in the world.

As a result, we have estimated the useful life of the unpatented technology we acquired as part of our ECLIA and BBE acquisition range between 15 and 20 years.

The estimated useful life of the non-compete commitment acquired as part of our ECLIA acquisition in August 2004 is based on the period of time during which the non-compete commitment is expected to be of value to us, which we consider to be the estimated time required for Beijing Weixiao to develop a similar technology and the length of the impact if Beijing Weixiao were to develop the technology and to compete with us. As a result, we have estimated the useful life of the non-compete commitment to be 9 years.

The customer relationships acquired during BBE acquisition is amortization over the estimated remaining life for existing customers of 15 years based on historical customer retention rates.

The intangible assets we acquired as part of our acquisition of FISH business in March 2007 are amortized over their respective estimated useful lives. These intangible assets are amortized over the length of time that they are expected to bring economic value to us.

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

Our estimated useful life for the technical know-how for production for FISH imaging analysis system and FISH probes are 5 years and 20 years respectively.

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

We adjust depreciation and amortization expense for future periods if there are significant changes from previous estimates. For the fiscal years ended March 31, 2006, 2007 and 2008, there were no significant changes in the estimated useful lives or residual values of these long-lived assets.

Acquisitions

As of March 31, 2008, our intangible assets consisted of ECLIA-related patented technologies, unpatented technologies, customer relationships and non-compete agreements as well as FISH related unpatented technologies and non-compete agreement. The acquisitions in ECLIA assets, the FISH business and ECLIA business were made during the fiscal years ended March 31, 2005, March 31, 2007 and March 31, 2008 respectively. We allocate the cost of acquisitions based on the estimated fair value of the net assets acquired on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any identifiable intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. When a business combination involves an excess of fair value of the acquired net assets over cost and a contingent consideration agreement that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, we recognize a liability for the lesser of the maximum amount of contingent consideration or the initial amount of negative goodwill. If an amount of negative goodwill remains after we recognize this liability, we first write down the eligible acquired assets, and recognize any remaining unallocated amount as an extraordinary gain. When a business involves an excess of cost over the fair value of net assets acquired, goodwill arises. Goodwill is not amortized, but is instead tested for impairment at least annually.

The fair values of our identifiable intangible assets were determined by management with the assistance of independent appraisers using mainly the income approach.

For unpatented technologies of FISH probes and FISH imaging analysis system, the fair values were determined by using the relief-from-royalty method under the income approach. Under the relief-from-royalty method, a hypothetical construct is used to represent what we would be willing to pay to continue to use the intangible asset in business operations if we no longer had legal ownership of the intangible asset. Since ownership of the asset relieves the business from being required to make these payments, financial results are improved to the extent the upfront payment and royalty payments are avoided. The net of tax hypothetical royalties of 25.5% for the first ten years and 20% for the next ten years are discounted at a weighted average cost of capital at 14.75% to present value and to arrive at the indication of the asset’s fair value. Capital Asset Pricing Model was adopted to determine the weighted average cost of capital. For the non-compete agreement in FISH business, we have adopted an income approach that compares the perspective cash flows with and without the subject competition in place.

For unpatented ECLIA reagent technologies and customer relationships acquired upon the BBE acquisition, the fair values were determined by using the multi-period excess earnings method. The principal of multi-period excess earnings method implies that the value of an asset is the capitalized amount of incremental profits achieved through use of the intangible assets as compared with the profits of the same business not using it, or the value of an asset is the capitalized amount of earnings relating to that asset less the returns on all other assets that contribute to that earning stream. For the unpatented ECLIA core technologies, the fair values were determined by using the relief-from-royalty method under the income approach. Under the relief-from-royalty method, a hypothetical construct is used to represent what we would be willing to pay to continue to use the intangible asset in business operations if we no longer had legal ownership of the intangible asset. Since ownership of the asset relieves the business from being required to make these payments, financial results are improved to the extent the upfront payment and royalty payments are avoided. After considered the profit margins on comparable companies, the estimate of the reasonable royalty rates for ECLIA products are from 20% to 25% of sales revenue. They were based on the entire operating income of the business enterprise selling and marketing the ECLIA products in the PRC with the unpatented technologies. For the non-compete agreements in ECLIA business, we have adopted an income approach that compares the perspective cash flows with and without the subject competition in place.

Recoverability of long-lived assets

Our long-lived assets consisted of property, plant and equipment, land use rights and intangible assets. We review periodically the carrying amounts of our long-lived assets to be held and used in order to assess whether the recoverable amounts, based on expected undiscounted net cash flows, have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, we reduce the carrying amount to the estimated fair value and record the difference as an impairment loss, which is charged against earnings. We determine estimated fair value using expected future cash flows generated by the assets and such future cash flows are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the fiscal years ended March 31, 2006, 2007 and 2008, we did not recognize any impairment losses in our consolidated financial statements.

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

Results of Operations

The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year ended March 31,
	2006		2007		2008
	RMB (in thousands)	% of revenues	RMB (in thousands)	% of revenues	RMB (in thousands)	% of revenues
Revenues	371,767	100.0	546,970	100.0	915,738	100.0
Cost of revenues	(110,494)	(29.7)	(151,614)	(27.7)	(346,436)	(37.8)

Total gross profit	261,273	70.3	395,356	72.3	569,302	62.2
Operating expenses:
Research and development	(14,374)	(3.9)	(31,469)	(5.8)	(40,875)	(4.5)
Sales and marketing	(15,327)	(4.1)	(18,264)	(3.3)	(29,099)	(3.2)
General and administrative	(38,309)	(10.3)	(55,352)	(10.1)	(75,376)	(8.2)

Total operating expenses	(68,010)	(18.3)	(105,085)	(19.2)	(145,350)	(15.9)
Operating income	193,263	52.0	290,271	53.1	423,952	46.3
Other income (expense)(1)	23,838	6.4	29,541	5.4	(20,533)	(2.2)

Earnings before income taxes	217,101	58.4	319,812	58.5	403,419	44.1
Income tax expense	(18,088)	(4.9)	(30,094)	(5.5)	(78,197)	(8.5)

Net income	199,013	53.5	289,718	53.0	325,222	35.5

(1)	Other income (expense) includes “interest expense,” “interest income,” “amortization of convertible notes issuance costs” and “other income, net”.

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Revenues. Our revenues were derived from three operating segments—HIFU therapy system sales, ECLIA system sales and FISH system sales. ECLIA system sales include the sales of ECLIA analyzer and reagent kits. FISH system sales include the sales of FISH imaging analysis system and FISH probes. HIFU therapy system sales, ECLIA system sales and FISH system sales accounted for 40.2%, 41.6% and 18.2% of our revenues, respectively, for the fiscal year ended March 31, 2008 and 60.6%, 39.4% and nil of our revenues, respectively, for the fiscal year ended March 31, 2007. We expect ECLIA sales, principally sales of ECLIA reagent kits, to grow at a higher rate than that of our HIFU therapy system sales. Together with sales generated from our recently launched FISH imaging analysis system and probes, we expect our combined revenue from the IVD platform will account for a significant part of our revenue. See “—Revenues.”

Our revenues increased 67.4% to RMB915.7 million (US$130.6 million) for the fiscal year ended March 31, 2008, from RMB547.0 million for the fiscal year ended March 31, 2007. This increase was primarily due to the significant increase in the ECLIA system sales and the commencement of sale of our FISH system in June 2007.

Revenues from sales of our ECLIA system increased 76.5% to RMB380.5 million (US$54.3 million) for the fiscal year ended March 31, 2008 from RMB215.6 million for the fiscal year ended March 31, 2007. This significant increase was attributable to the increased utilization of ECLIA analyzers by hospitals and the introduction of new reagents, both of which increased the demand for our reagent kits and our revenue from sale of reagent kits.

Revenues from sales of our FISH system were RMB166.9 million (US$23.8 million) for the fiscal year ended March 31, 2008. We began sale of our FISH system in June 2007.

Revenues from sales of our HIFU therapy system increased 11.1% from RMB331.4 million for the fiscal year ended March 31, 2007 to RMB368.3 million (US$52.5 million) for the fiscal year ended March 31, 2008. This increase was primarily due to increases in unit sales. Sales of our HIFU therapy system increased to 125 units for the fiscal year ended March 31, 2008 from 114 units for the fiscal year ended March 31, 2007. This increase was attributable to the increased market penetration of our HIFU therapy system as it gains acceptance in the medical community and with patients.

Cost of revenues and gross margin. Our cost of revenues increased to RMB346.4 million (US$49.4 million) for the fiscal year ended March 31, 2008, from RMB151.6 million for the fiscal year ended March 31, 2007. Our overall gross margin decreased to 62.2% for the fiscal year ended March 31, 2008 as compared to 72.3% for the fiscal year ended March 31, 2007. This decrease in our overall gross margin was primarily due to the commencement of sales of FISH system in June 2007 which currently has a much lower gross margin than that of HIFU therapy system sales and ECLIA system sales. Gross margin for our HIFU therapy system slightly increased to 72.6% for the fiscal year ended March 31, 2008 from 71.7% for the fiscal year ended March 31, 2007. Gross margin for our ECLIA system slightly decreased to 72.9% for the fiscal year ended March 31, 2008 from 73.2% for the fiscal year ended March 31, 2007. In comparison, gross margin for our FISH system was 14.7% for the fiscal year ended March 31, 2008. The gross margin for FISH system was significantly lower than the gross margins for HIFU therapy system and ECLIA system primarily due to the amortization of FISH intangible assets and the sales of FISH imaging analysis system which generated lower gross margin than sale of FISH probes. We expect future FISH probe sales to generate recurring revenue and higher gross margin for the Company.

Operating expenses. Our operating expenses increased to RMB145.4 million (US$20.7 million) for the fiscal year ended March 31, 2008, from RMB105.1 million for the fiscal year ended March 31, 2007. This increase was primarily due to expansion of our existing business and commencement of sale of FISH products in the fiscal year ended March 31, 2008. Our operating expenses as a percentage of revenues decreased to 15.9% for the fiscal year ended March 31, 2008 from 19.2% for the fiscal year ended March 31, 2007.

Our research and development expenses increased to RMB40.9 million (US$5.8 million) for the fiscal year ended March 31, 2008, from RMB31.5 million for the fiscal year ended March 31, 2007. The increase was primarily due to the development of new ECLIA reagents and FISH probes, the preparation for the clinical trials of our HIFU therapy system in the United States, expenses associated with the HIFU study organized by the Ministry of Health in the PRC, and an increase in the share-based compensation expenses we incurred in 2007. Our research and development expenses as a percentage of revenues decreased to 4.5% for the fiscal year ended March 31, 2008 from 5.8% for the fiscal year ended March 31, 2007.

Our sales and marketing expenses increased to RMB29.1 million (US$4.2 million) for the fiscal year ended March 31, 2008, from RMB18.3 million for the fiscal year ended March 31, 2007. This increase was primarily due to the establishment and expansion of direct sales force for FISH system and promotional activities for both

ECLIA system and FISH system. Our sales and marketing expenses as a percentage of revenues decreased to 3.2% for the fiscal year ended March 31, 2008 from 3.3% for the fiscal year ended March 31, 2007.

Our general and administrative expenses increased to RMB75.4 million (US$10.8 million) for the fiscal year ended March 31, 2008, from RMB55.4 million for the fiscal year ended March 31, 2007. This increase was primarily due to an increase in the number of employees to meet the expansion of the Company’s operations and an increase in share-based compensation expenses. Our general and administrative expenses as a percentage of revenues decreased to 8.2% for the fiscal year ended March 31, 2008 from 10.1% for the fiscal year ended March 31, 2007.

Other income (expense). We incurred net interest expense of RMB23.7 million (US$3.4 million) for the fiscal year ended March 31, 2008, compared to net interest income of RMB23.5 million for the fiscal year ended March 31, 2007. The increase in our interest expense was primarily due to the interest of RMB39.1 million (US$5.6 million) for the convertible notes in the fiscal year ended March 31, 2008. In comparison, we accrued less interest on the convertible notes in the fiscal year ended March 31, 2007 because we issued the notes in November 2006 and the notes were outstanding for less than five months during the fiscal year. We also incurred other interest expense of RMB5.2 million (US$0.7 million) for the fiscal year ended March 31, 2008 due to the present value discounting of long term other payable of US$10 million for the final payment of FISH acquisition due in March 2009. The decrease in interest income was primarily due to a decrease in cash balance from RMB1,173.6 million as of March 31, 2007 to RMB682.7 million as of March 31, 2008 as a result of payments made for acquisition of the FISH business and BBE and a decrease in interest rate for US dollar bank deposits. Also included in the calculation of the net interest income (expense) was the amortization of convertible notes issuance costs of RMB7.9 million (US$1.1 million) and RMB3.1 million for the fiscal years ended March 31, 2008 and 2007, respectively. Such amortization of convertible notes issuance costs were related to our convertible notes issued in November 2006. The issuance costs are amortized over the five-year term of the convertible notes. We recognized net other income of RMB3.1 million (US$0.4 million) for the fiscal year ended March 31, 2008, which was related to non-refundable government grants that do not have specific terms of usage. In comparison, for the fiscal year ended March 31, 2007, we had RMB5.7 million of non-refundable government grants that do not have specific terms of usage.

Income tax expense. Our effective tax rate for the fiscal year ended March 31, 2008 was 19.4%, compared to 9.4% for the fiscal year ended March 31, 2007. The effective tax rate in the fiscal year ended March 31, 2008 increased primarily due to the increase in income tax rate from 10% to the transitional rate of 18% in connection with the EIT Law that became effective in January 2008 as well as certain non-deductible expenses for income tax.

Net income. Net income increased to RMB325.2 million (US$46.4 million) for the fiscal year ended March 31, 2008, from RMB289.7 million for the fiscal year ended March 31, 2007, as a result of the cumulative effect of the above factors. The basic earnings per ADS increased to RMB12.4 (US$1.8) for the fiscal year ended March 31, 2008, from RMB10.8 for the fiscal year ended March 31, 2007. The diluted earnings per ADS increased to RMB12.0 (US$1.7) for the fiscal year ended March 31, 2008, from RMB10.7 for the fiscal year ended March 31, 2007. The effects of the tax holiday on basic earnings per ADS are RMB0.6 and RMB2.6 (US$0.4) for the fiscal years ended March 31, 2007 and March 31, 2008, respectively. The effects of the tax holiday on diluted earnings per ADS are RMB0.5 and RMB2.2 (US$0.3) for the fiscal years ended March 31, 2007 and March 31, 2008, respectively.

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Revenues. Our revenues were derived from two operating segments—HIFU therapy system sales and ECLIA system sales. HIFU therapy system sales and ECLIA system sales accounted for 60.6% and 39.4% of our sales, respectively, for the fiscal year ended March 31, 2007 and 66.4% and 33.6%, respectively, for the fiscal year ended March 31, 2006. We expect ECLIA sales, principally sales of ECLIA reagent kits, to grow at a higher rate than that of our HIFU therapy system sales. Together with sales generated from our recently launched FISH imaging analysis system and probes, we expect our combined revenue from the IVD platform will account for a significant part of our revenue. See “—Revenues.”

Our revenues increased 47.1% to RMB547.0 million for the fiscal year ended March 31, 2007, from RMB371.8 million for the fiscal year ended March 31, 2006. This increase was primarily due to the increase in sales of both our HIFU therapy system and our ECLIA system. Sales to our largest customer for the fiscal year ended March 31, 2007, Beijing Yi Min Wei Kang Technology Co., Ltd., amounted to RMB34.6 million, or 6.3% of our revenues during that year while sales to another major customer, Beijing Wei Jian Da Medical Technology Co. Ltd. for the fiscal year ended March 31, 2006 amounted to RMB91.8 million, or 24.7% of our revenues for that fiscal year.

Revenues from sales of our HIFU therapy system increased 34.3% from RMB246.9 million for the fiscal year ended March 31, 2006 to RMB331.4 million for the fiscal year ended March 31, 2007. Sales of our HIFU therapy system increased to 114 units for the fiscal year ended March 31, 2007 from 89 units for the fiscal year ended March 31, 2006. This increase was attributable to the increased market penetration of our HIFU therapy system as it gains acceptance in the medical community and with patients.

Revenues from sales of our ECLIA system increased significantly to RMB215.6 million for the fiscal year ended March 31, 2007 from RMB124.9 million for the fiscal year ended March 31, 2006 as a result of the increasing acceptance of the ECLIA system in the medical community in China and higher recurring revenue from reagent kit sales due to the increased installed base of ECLIA analyzers.

Our revenue increase was also due in part to a significant increase in VAT refunds, which we recognize as part of our revenues. Our VAT refunds increased to RMB29.6 million for the fiscal year ended March 31, 2007, from RMB23.0 million for the fiscal year ended March 31, 2006, as a result of the increase in the sales of our self-developed software embedded in our HIFU therapy system and ECLIA system.

Cost of revenues and gross margin. Our cost of revenues increased 37.2% to RMB151.6 million for the fiscal year ended March 31, 2007, from RMB110.5 million for the fiscal year ended March 31, 2006. Our overall gross margin increased to 72.3% for the fiscal year ended March 31, 2007 as compared to 70.3% for the fiscal year ended March 31, 2006. Gross margin for our HIFU therapy system increased to 71.7% for the fiscal year ended March 31, 2007 from 70.5% for the fiscal year ended March 31, 2006 primarily due to the price increase for the Company’s HIFU therapy system in October 2006. Gross margin for our ECLIA system increased to 73.2% for the fiscal year ended March 31, 2007 from 69.9% for the fiscal year ended March 31, 2006 primarily due to the higher revenue contribution of ECLIA reagents, which generate higher gross margin than that of ECLIA analyzers.

Operating expenses. Our operating expenses increased significantly to RMB105.1 million for the fiscal year ended March 31, 2007, from RMB68.0 million for the fiscal year ended March 31, 2006. This increase was primarily due to significant increases in our research and development expenses, our sales and marketing expenses and our general and administrative expenses. Our operating expenses as a percentage of revenues increased to 19.2% for the fiscal year ended March 31, 2007 from 18.3% for the fiscal year ended March 31, 2006.

Our research and development expenses increased significantly to RMB31.5 million for the fiscal year ended March 31, 2007, from RMB14.4 million for the fiscal year ended March 31, 2006. The increase was primarily due to our HIFU-related medical study that is being conducted in partnership with the MOH, the pre-clinical trials of our HIFU therapy system that are being conducted in the United States for FDA pre-market approval and our collaboration with the Chinese Academy of Sciences Institute of Acoustics and the Biomed-X Centre of Peking University. Our research and development expenses as a percentage of revenues increased to 5.8% for the fiscal year ended March 31, 2007 from 3.9% for the fiscal year ended March 31, 2006.

Our sales and marketing expenses increased significantly to RMB18.3 million for the fiscal year ended March 31, 2007, from RMB15.3 million for the fiscal year ended March 31, 2006. This increase was primarily due to our increased participation at exhibitions and organization of more promotional events. In addition, we increased expenditure on our sales and marketing efforts during this period to further promote our ECLIA system. Our sales and marketing expenses as a percentage of revenues decreased to 3.3% for the fiscal year ended March 31, 2007 from 4.1% for the fiscal year ended March 31, 2006.

Our general and administrative expenses increased significantly to RMB55.4 million for the fiscal year ended March 31, 2007, from RMB38.3 million for the fiscal year ended March 31, 2006. This increase was primarily due to our increased headcount to meet the expansion of the Company’s operations. Our general and administrative expenses as a percentage of revenues decreased to 10.1% for the fiscal year ended March 31, 2007 from 10.3% for the fiscal year ended March 31, 2006.

Other income (expense). Our net interest income increased significantly to RMB23.5 million for the fiscal year ended March 31, 2007, from RMB14.0 million for the fiscal year ended March 31, 2006. This increase was primarily due to an increase in interest income generated from the net proceeds received from our initial public offering in August 2005. Also included in the calculation of the net interest income was the amortization of convertible notes issuance costs of RMB3.1 million for the fiscal year ended March 31, 2007, which were related to the US$150 million convertible notes issued in November 2006. The issuance costs are amortized over a five-year term of the convertible notes. We have net other income of RMB6.0 million for the fiscal year ended March 31, 2007, which was primarily related to non-refundable government grants.

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

Net income. Net income increased significantly to RMB289.7 million for the fiscal year ended March 31, 2007, from RMB199.0 million for the fiscal year ended March 31, 2006, as a result of the cumulative effect of the above factors. The basic earnings per ADS increased to RMB10.8 for the fiscal year ended March 31, 2007, from RMB8.1 for the fiscal year ended March 31, 2006. The diluted earnings per ADS increased to RMB10.7 for the fiscal year ended March 31, 2007, from RMB8.1 for the fiscal year ended March 31, 2006. The tax holiday increased the net income by RMB13.0 million and RMB 15.6 million for the fiscal years ended March 31, 2006 and March 31, 2007, respectively. The effects of the tax holiday on basic earnings per ADS are RMB0.5 and RMB0.6 for the fiscal years ended March 31, 2006 and 2007, respectively. The effects of the tax holiday on diluted earnings per ADS are RMB0.5 and RMB0.5 for the fiscal years ended March 31, 2006 and 2007, respectively.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	166,912	360,999	463,334	66,077
Net cash used in investing activities	(136,778)	(884,455)	(831,551)	(118,589)
Net cash provided by (used in) financing activities	804,438	871,554	(86,149)	(12,286)
Net increase (decrease) in cash	829,145	329,849	(490,961)	(70,017)
Cash at beginning of year	14,646	843,791	1,173,640	167,376
Cash at end of year	843,791	1,173,640	682,679	97,359

As of March 31, 2008, we had working capital of RMB672.0 million (US$95.8 million). We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

In the fiscal years ended March 31, 2006, 2007 and 2008, we have financed our operations primarily through cash generated by our operating activities, our initial public offering in August 2005 and our issuance of convertible notes in November 2006. The net proceeds we received from our initial public offering in August 2005 net of underwriting discounts and commissions and other expenses) amounted to US$99.7 million. We received net proceeds of approximately US$144.7 million from our issuance of convertible notes in November 2006.

Our principal uses of cash during the fiscal year ended March 31, 2008 were for our working capital requirements, payment of RMB439.9 million (US$62.7 million) in relation to our acquisition of the FISH business, payment of RMB195.6 million (US$27.9 million) in relation to our acquisition of BBE, payment of RMB166.7 million (US$23.8 million) as refundable deposit for a potential acquisition, payment of cash dividends in the aggregate amount of RMB83.3 million (US$11.9 million) to our shareholders, payment of RMB29.3 million (US$4.2 million) in relation to the expansion of our ECLIA reagent production facility and purchase of other property, plant and equipment.

As of March 31, 2008, we had RMB682.7 million (US$97.4 million) in cash. Our cash primarily consist of cash on hand and bank balances which are mainly held in RMB denominated accounts with banks in China and U.S. dollar denominated accounts with banks in Hong Kong, Singapore and the United States.

Operating Activities

Net cash provided by operating activities increased to RMB463.3 million (US$66.1 million) for the fiscal year ended March 31, 2008, from RMB361.0 million for the fiscal year ended March 31, 2007. This increase was mainly attributable to the increase in cash received from customers for higher unit sales which outpaced the cash paid to suppliers and employees which was partially offset by the increase in income taxes that we paid in the fiscal year ended March 31, 2008 because of an increase in taxable income and an increase in our income tax rate due to effectiveness of the EIT Law as of January 1, 2008 and the commencement of interest payments on our convertible notes in the fiscal year ended March 31, 2008.

Net cash provided by operating activities increased to RMB361.0 million for the fiscal year ended March 31, 2007, from RMB166.9 million for the fiscal year ended March 31, 2006. This increase was mainly attributable to the increase in cash received from customers for higher unit sales which outpaced the cash paid to suppliers and employees.

Investing Activities

Net cash used in investing activities decreased to RMB831.6 million (US$118.6 million) for the fiscal year ended March 31, 2008, from RMB884.5 million for the fiscal year ended March 31, 2007. Net cash used in investing activities for the fiscal year ended March 31, 2008 consisted primarily of payment of RMB439.9 million in relation to our acquisition of FISH business, payment of RMB195.6 million in relation to our acquisition of BBE, and a refundable deposit of RMB166.7 million paid in July 2007 for a potential acquisition.

Net cash used in investing activities increased to RMB884.5 million for the fiscal year ended March 31, 2007, from RMB136.8 million for the fiscal year ended March 31, 2006. Net cash used in investing activities for the fiscal year ended March 31, 2007 consisted primarily of our payment of RMB848.2 million in relation to our acquisition of FISH operation.

Financing Activities

Net cash used in financing activities was RMB86.1 million (US$12.3 million) for the fiscal year ended March 31, 2008, compared to net cash provided by financing activities of RMB871.6 million for the fiscal year ended March 31, 2007. Net cash used in financing activities for the fiscal year ended March 31, 2008 consisted primarily of cash dividends in the aggregate amount of RMB83.3 million paid to our shareholders in August 2007 and principal payments on bank loan in the amount of RMB 8.0 million.

Net cash provided by financing activities was RMB871.6 million for the fiscal year ended March 31, 2007, compared to net cash used in financing activities of RMB804.4 million for the fiscal year ended March 31, 2006. Net cash provided by financing activities for the fiscal year ended March 31, 2007 consisted primarily of proceeds of RMB1,117.3 million raised from our issuance of convertible bonds in November 2006, partially offset by a US$30 million prepaid forward purchase contract. Concurrently with the sales of convertible notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. Pursuant to the forward repurchase contract, the company repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,692 ADS at US$25.78 per ADS. Merrill Lynch’s affiliate may deliver the shares at its discretion, in full or in part, over a period of five years from the date of the contract. As of March 31, 2008, Merrill Lynch’s affiliate had not delivered any shares.

We are a holding company and have historically relied on proceeds from our equity and debt financings as well as dividends paid by our wholly owned subsidiaries, YDME Beijing, Beijing GP and BBE, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our wholly owned subsidiaries to pay dividends to us for our cash needs. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing, Beijing GP and BBE are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to fund certain reserve funds. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, if YDME Beijing, Beijing GP and BBE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

The ability of our subsidiaries, YDME Beijing, Beijing GP and BBE to convert Renminbi into U.S. dollars and make payments to us is subject to PRC foreign exchange regulations. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

Capital Expenditures

We made capital expenditures of RMB134.1 million, RMB884.5 million and RMB664.9 million (US$94.8 million) in the fiscal years ended March 31, 2006, 2007 and 2008, respectively. We expect to spend approximately RMB105.2 million (US$15.0 million) in the year ending March 31, 2009, consisting of the purchase of new manufacturing equipment to enlarge production capacity, the renovation of existing facilities and the final payment in relation to our acquisition of the FISH business. We expect to finance such capital expenditures primarily through cash generated by our operating activities. Our past capital expenditures principally consisted of purchases of a building, acquisition of enhanced chemiluminescence immunoassay technology, enlargement of ECLIA reagent production facility and payments in relation to our acquisitions of the FISH business and BBE.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measurement of fair value, and expands disclosures required for fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff position No. 157-2, “Effective date of FASB Statement No. 157” which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the initial adoption of SFAS No. 157 will have a material impact on the consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management has elected not to adopt the fair value option, as permitted under SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R (Revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more. Management does not expect the initial adoption of SFAS No. 160 will have a material impact on the consolidated financial statements.

In May 2008, FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (“FSP APB 14-1). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for the Company’s convertible notes (Note 7). The impact of this new accounting treatment may be significant and will result in an increase to non-cash interest expense beginning in the year ended March 31, 2010 for financial statements covering past and future periods.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

As of May 31, 2008, our research and development team consisted of 106, research personnel and medical professionals, which accounted for 15.3% of our employees. Many of the key research and development personnel who developed the HIFU and ECLIA technologies at the PUPH are currently employed by us. The key research and development personnel of the FISH business we acquired in March 2007 were also transferred to our company and are employed by us. Our research and development staff consists of medical professionals, biomedical engineers, acoustics engineers, electrical engineers and computer science engineers, many of whom have experience in the healthcare and medical device research fields, including experience working with hospitals who are customers of our products.

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

•

ECLIA system research and development. Our ECLIA system research and development focuses on expanding the range of reagent kits for applications that are commonly used in China. For example, we recently launched reagents that are used to monitor stages of liver fibrosis and test Down syndrome. We plan to continue to add new reagents to increase the competitiveness of our ECLIA system. The reagents under development include tests for infectious diseases, infertility disorders and cardiac diseases. Our fully automatic system for large hospitals is currently pending approval from the SFDA. We are also working on improving the response time and efficiency of our ECLIA analyzer.

•

FISH probe research and development. Our FISH probe research and development focuses on expanding the range of probes for applications that address large unmet demand in China. The probes we currently offer are used in these applications: prenatal diagnosis, diagnosis and prognosis of cervical cancer, bladder cancer, breast cancer, leukemia, multiple myeloma and prostate cancer. We are also working on enhancing the sensitivity and specificity of our probes.

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

Our research and development expenditures were RMB14.4 million, RMB31.5 million and RMB40.9 million (US$5.8 million) in the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

Intellectual Property

We are committed to developing and protecting our intellectual property portfolio. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of May 31, 2008, we have obtained 19 patents in China, including two utility patents and eight invention patents directed towards different aspects of our HIFU therapy system and six utility patents and three invention patents directed towards our ECLIA system. The validity periods for our eight utility patents and eleven invention patents are 10 years and 20 years, respectively, from the date the application was filed. See “—Our HIFU Solution—The HIFU therapy system” for a detailed description of our most important patents. Generally, invention patents are viewed as offering more commercial protection than utility patents. As with patent rights in most other jurisdictions, a patent holder in the PRC enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent within the PRC. To protect some of the most important proprietary technologies internationally, we have submitted fourteen patent applications relating to HIFU technology in other countries including the United States, the United Kingdom, Germany, South Korea and India. As of May 31, 2008, we had been granted all four of the patents we applied for in the United Kingdom, two of the three patents we applied for in India and two of the four patents we applied for in South Korea. We have also submitted three patent applications relating to enhanced chemiluminescence immunoassay technology in the United States of which we have been granted one patent. We have also filed a patent application directed towards our FISH methodology in the United States.

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

We, like other medical device manufacturers in China and elsewhere, are subject to a number of uncertainties regarding the commercial value of our patent portfolio. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2006 to March 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2008:

	Payment due by period
Contractual obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(RMB in thousands)
Convertible notes—principal	—	—	1,051,800	—	1,051,800
Convertible notes—interest	36,813	73,626	36,813	—	147,252
Operating lease obligations	5,987	1,992	—	—	7,979
Purchase obligations	13,200	—	—	—	13,200

Total	56,000	75,618	1,088,613	—	1,220,231

Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

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

This annual report contains market information related to the medical devices and supplies industry, healthcare insurance, hospitals, the cancer treatment and IVD markets in China. Unlike in the United States, there is limited authoritative data on the healthcare industry in China, particularly on a nationwide basis. For example, there is limited data concerning health and patient trends or the medical devices and supplies industry. In addition, any data that is available may not be current. This annual report contains projections that are based on a number of assumptions. For example, we have made assumptions regarding the growth in the number of tumor patients and the demand for tumor treatment. Our business and marketing plan for the ECLIA system also assumes that small- and medium-sized hospitals in China will be interested in buying an ECLIA system such as ours. We have also projected a certain penetration rate for our FISH system in large-size hospitals in China. Any or all of our assumptions may turn out to be incorrect. The tumor therapy market may not expand at the rates projected by the market information, or at all. If demand for our HIFU therapy system, ECLIA system and FISH system does not grow at the projected rates, our business and the market price of our ADSs would suffer. In addition, the complex and changing nature of broad macroeconomic factors subject any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of May 31, 2008.

Name	Age	Position/title
Xiaodong Wu	52	Chairman of the board of directors, chief executive officer
Iain Ferguson Bruce(1)(2)(3)	68	Independent director
Lawrence A. Crum(1)(2)(3)	67	Independent director
Yuedong Li(1)(3)	59	Independent director
Guoming Qi	62	Independent director
Takyung (Sam) Tsang	37	Director, chief financial officer
Zhong Chen	43	Chief technology officer
Feng (Charles) Zhu	39	Vice president

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination committee.

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

Mr. Iain Ferguson Bruce has served as a member of our board of directors since February 2005. Mr. Bruce is a member of the audit, compensation and nomination committees. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 40 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of Paul Y Engineering Group Limited, a construction and engineering company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added services. All of these companies are listed companies on the Hong Kong Stock Exchange. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange, and a non-executive director of Yingli Green Energy Holding Company Limited, a photovoltaic product manufacturing company that is listed on the New York Stock Exchange.

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

Dr. Yuedong Li has served as a member of our board of directors since October 2007 and serves as a member of the audit and nomination committees. He is currently the chief secretary of the China Hospital Association and the deputy director of Center of Organ Transplant at Beijing University from October 2006. Prior to that, he was the president of Peking University People’s Hospital from 1986 to 2006 . Dr. Li also holds various positions in a number of medical associations in China and he obtained a bachelor’s degree from Beijing Medical University in 1976.

Dr. Guoming Qi has served as a member of our board of directors since November 2007. He is also currently the vice president of the Chinese Medical Association, the largest and long established medical association in China. From 1997 to 2006, he was the general director of the Department of Medical Science, Technology and Education of the Ministry of Health in China. From 1992 to 1997, he was the vice president of the Chinese Center for Disease Control and Prevention (formerly known as the Chinese Academy of Preventive Medicine). Dr. Qi obtained his bachelor’s degree from Beijing Medical University in 1970 and a master’s degree from Chinese Academy of Medical Sciences in 1981.

Mr. Takyung (Sam) Tsang has served as our chief financial officer since January 2005 and as a member of our board of directors since June 2007. Mr. Tsang was an advisor to the company for the areas of accounting and finance from February 2004 to December 2004. Prior to joining us, Mr. Tsang worked as a manager of KPMG Hong Kong and Ernst & Young China. He is a Certified Public Accountant in the United States and Hong Kong. He received his bachelor’s degree in business administration from the Chinese University of Hong Kong.

Dr. Zhong Chen has served as our chief technology officer since November 2007. He is also currently the medical director of cytogenetics program at the Associated Regional and University Pathologists Laboratories in Utah and a professor of Pediatrics and Pathology at the University of Utah. Prior to that, he served as the director of cytogenetics laboratories at Genetrix Inc. from 1993 to 1996 and of Genzyme Genetics from 1996 to 1998, two leading biotechnology companies in the United States. Dr. Chen obtained his bachelor’s degree in Medicine in 1986 and a M.D. degree in 1989 from Tongji Medical University. From 1990 to 1993, he also completed a fellowship in Medical Genetics/Cancer Genetics at Southwest Biomedical Research Institute in conjunction with the University of Arizona Genetics Program in Phoenix, Arizona, U.S. He is certificated by the American Board of Medical Genetics.

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

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2008, the aggregate cash compensation to our directors and executive officers was approximately RMB11.0 million (US$1.6 million). The aggregate amount set aside or accrued to provide retirement, pension or other similar benefits for our executive officers was approximately RMB80,000 (US$11,000) for the fiscal year ended March 31, 2008. If we terminate an executive officer without cause, we are required to pay compensation equal to nine months of the executive officer’s salary. Except for directors who are also executive officers, none of our directors receive benefits upon termination.

2005 Stock Option Plan

Our board of directors adopted the 2005 stock option plan on February 1, 2005 and amended and restated the 2005 stock option plan on November 12, 2006. The 2005 stock option plan, as amended and restated, provides for the grant of share options as well as restricted stock, referred to as “awards”. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

We have reserved an aggregate of 30,000,000 of our ordinary shares for issuance under our 2005 stock option plan, as amended and restated. As of May 31, 2008, 1,830,000 restricted shares and share options to purchase an aggregate of 1,083,340 of our ordinary shares were issued and outstanding.

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

Option Exercise. The term of options granted under the 2005 stock option plan, as amended and restated, may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the administrative committee and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our stock option plan, or any combination of the foregoing methods of payment.

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

Termination of Plan. Unless terminated earlier, the 2005 stock option plan, as amended and restated, will expire in 2010. Our board of directors has the authority to amend or terminate our stock option plan subject to shareholder approval to the extent necessary to comply with applicable law and regulations. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the stock option plan administrative committee, or (ii) affect the stock option plan administrative committee’s ability to exercise the powers granted to it under our stock option plan.

The following table summarizes the share options and restricted shares that we granted to our directors and management personnel under our 2005 stock option plan, as amended and restated, as of May 31, 2008:

Name	Type of awards	Number of shares to be issued upon exercise of options and/or number of restricted shares granted	Per share exercise price / per share purchase price (in US$)	Date of grant	Date of expiration
Iain Ferguson Bruce	Share option/ restricted shares	*	US$1.36 US$0.10	March 14, 2005 / Jun 11,2007	December 31, 2009 / May 31, 2012
Lawrence A. Crum	Share option / restricted shares	*	US$1.36 / US$0.10	March 14, 2005 / June 11, 2007	December 31, 2009 / May 31, 2012
Takyung (Sam) Tsang	Restricted shares	*	US$0.10	June 11, 2007	May 31, 2012
Yuedong Li	Restricted shares	*	US$0.10	October 1, 2007	September 30, 2012
Guoming Qi	Restricted shares	*	US$0.10	November 16, 2007	November 15, 2012
Other management personnel as a group	Share option / restricted shares	*	US$2.53 / US$0.10	June 11, 2007 / June 11, 2007	May 31, 2012 / May 31, 2012

Total	Options to purchase 1,550,000 ordinary shares** and 1,920,000 restricted shares***

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.
**	Including options that have been exercised.
***	Including 90,000 restricted shares that were subsequently forfeited after they were granted.

These options and restricted shares vest over a period of two to three years after the grant date.

C.	Board Practices

Committees of the Board of Directors

We believe that our corporate governance practices comply with those required by domestic companies under Nasdaq Marketplace Rules and do not differ in any significant ways.

Audit Committee

Our audit committee consists of Mr. Iain Ferguson Bruce, Dr. Yuedong Li and Dr. Lawrence A. Crum, and is chaired by Mr. Bruce. All of the three directors satisfy the “independence” requirements of the Nasdaq corporate governance rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nomination Committee

We established a nomination committee in November 2005. Our nomination committee consists of Mr. Iain Ferguson Bruce, Dr. Lawrence A. Crum and Dr. Yuedong Li, and is chaired by Mr. Bruce. All of the three directors satisfy the “independence” requirements of the Nasdaq corporate governance rules. The nomination committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

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

Employees

We had 265, 334 and 708, employees as of March 31, 2006, 2007 and 2008 respectively. As of May 31, 2008, we had 693 employees. The following table sets forth the number of our employees categorized by function as of May 31, 2008.

	As of May 31, 2008	Percentage of Total (%)
Manufacturing and services	266	38.4
Research and development	106	15.3
General and administration	90	13.0
Marketing and sales	125	18.0
Customer support and service	106	15.3

Total	693	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2008, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary shares beneficially owned(1)
	Number	%
Directors and executive officers:
Xiaodong Wu(2)(4)	71,420,001	26.1
Iain Ferguson Bruce	*	*
Lawrence A. Crum	*	*
Takyung (Sam) Tsang	*	*
Guoming Qi	*	*
Yuedong Li	*	*
All directors and executive officers as a group(3)	73,583,341	26.8

Principal shareholders:
Chengxuan International Ltd.(4)	71,420,001	26.1

*	Indicates less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes shares as to which the indicated person holds voting or investment power with respect to the securities.
(2)	Mr. Wu holds his shares through Chengxuan International Ltd.
(3)	Includes ordinary shares issuable upon exercise of options beneficially held by all of our directors and executive officers as a group.
(4)	Chengxuan International Ltd., a British Virgin Islands company, is owned by Mr. Xiaodong Wu. The address for Chengxuan is The Mill Mall, PO Box 92, Road Town, Tortola, British Virgin Islands.

As of June 20, 2008, other than the 73.9% of our outstanding ordinary shares underlying the outstanding ADSs which were held by our custodian, Citibank Hong Kong Branch, on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ordinary shares underlying the ADSs quoted on the Nasdaq National Market are held in Hong Kong by the custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

After the completion of our initial public offering on August 15, 2005, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the fiscal years ended March 31, 2006, 2007 and 2008.

Transactions with GE

GE has been a distributor of our HIFU therapy system in April 2003 and our shareholder from April 2003 to July 2006. GE was no longer considered a related party when they ceased to be our shareholder on July 31, 2006.

For the fiscal year ended March 31, 2006, sales of our HIFU therapy system to GE amounted to RMB3.9 million, which accounted for 1.1% of our revenues. No sales of HIFU therapy system to GE were recorded for the fiscal years ended March 31, 2007 and 2008. Sales of our HIFU therapy system to GE were generally at prices lower than those charged to third parties.

In addition, we purchased the ultrasound imaging system, one of the major components of our HIFU therapy system, from GE. Under the exclusive supply agreement between GE and us, as long as GE holds 5% or more of our ordinary shares, GE is entitled to be the sole supplier of the ultrasound imaging system. On June 21, 2006, GE’s ownership interest in our company fell below 5% of our outstanding shares and ceased to be a party to the shareholders’ agreement. We purchased GE’s ultrasound imaging system through an import company for the fiscal years ended March 31, 2006, 2007 and 2008.

In April 2004, we entered into a service agreement with GE under which we agreed to provide repair services for medical equipment GE sold to its customers in China. Under the service agreement, GE agreed to reimburse all expenses we incur in connection with our repair services. In addition, we also charge GE a service fee equal to 10% of expenses we incurred in connection with our repair services. We generated repair service income in the amount of RMB145,000 under the service agreement for the fiscal year ended March 31, 2006. The service agreement expired, and we discontinued providing these services on December 31, 2005.

Transactions with Beijing Weixiao

Beijing Weixiao Biological Technology Development Co., Ltd., or Beijing Weixiao, is a company controlled by Mr. Xiaodong Wu, our chairman of board of directors, our chief executive officer and a significant shareholder of our company. In August 2004, we acquired the enhanced chemiluminescence immunoassay technology from Beijing Weixiao. Under the acquisition agreement, we agreed to pay Beijing Weixiao a total purchase price of RMB250.0 million before September 30, 2005 for the enhanced chemiluminescence immunoassay technology, related inventories and a noncompete commitment. We made payments of RMB80.0 million, RMB12.0 million, RMB8.0 million, RMB50.0 million and RMB100.0 million in September 2004, December 2004, February 2005, March 2005 and September 2005, respectively.

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

Secondary Offering

On March 22, 2006, we completed a secondary public offering of 57,500,000 shares held by certain existing shareholders. In this offering, the selling shareholders received all net proceeds from the sale of shares and all of the expenses, including underwriting discounts and commissions, related to this offering were shared by the selling shareholders. During the year ended March 31, 2006, we received RMB10.4 million from the selling shareholders to pay the expenses on behalf of them and the amount was recorded in other payables. In March 2006, RMB802,000 was paid and the outstanding balance of RMB9.6 million was fully paid during the fiscal year ended March 31, 2007. Upon the completion of the secondary offering, we received RMB5.9 million from certain selling shareholders for our arrangement of the secondary offering.

Shareholder’s Agreement

In June 2005, we and Chengxuan, Golden Meditech and GE entered into a shareholders’ agreement. If any of Chengxuan’s, Golden Meditech’s or GE’s ownership interest in our company falls below 5% of our outstanding shares, calculated on a fully diluted basis, such shareholder will cease to be a party to the June 2005 shareholders’ agreement and will no longer have any rights or obligations under that agreement. In 2006, both GE and Golden Meditech’s ownership interest in our company fell below 5% of our outstanding shares and ceased to be parties to the shareholders’ agreement. In July and October 2006, GE and Golden Meditech ceased to be our shareholders.

Certain provisions of the June 2005 shareholders’ agreement is still applicable to Chengxuan. Under these provisions, if Chengxuan is offered a business opportunity that is primarily based in China and that competes with our HIFU business, it will provide us with notice of its intention to pursue such business opportunity and use reasonable efforts to enable us to participate in such project if we express an interest in doing so.

Equity Incentive Plan

See Item 6.B., “—2005 Stock Option Plan”

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

Dividend Policy

Dividends of RMB28.2 million in respect of the calendar year 2003 were approved by our shareholders in March 2004, and were subsequently paid. Our board of directors declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS based on our net income for the fiscal year ended March 31, 2007 and the dividend was paid in August 2007. Our board of directors has declared a cash dividend on its ordinary shares of US$0.05 per share, equivalent to US$0.50 per ADS based on our net income for the fiscal year ended March 31, 2008. The cash dividend will be paid on or around August 28, 2008 to shareholders of record as of July 25, 2008. Cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholder’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

We have historically relied on proceeds from equity and debt offerings as well as dividends paid to us by our operating subsidiaries in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our subsidiaries in China to pay dividends to us for our cash needs. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC operating subsidiaries are required to allocate at least 10% of their after-tax profits to their general reserves. Allocation to these reserves is not required after these reserves have reached 50% of the registered capital of these subsidiaries. In addition, at the discretion of its board of directors, these operating subsidiaries may allocate a portion of their after-tax profits to their enterprise expansion funds and staff welfare and bonus funds. The general reserves, the enterprise expansion funds and staff welfare and bonus funds may not be distributed to equity owners.

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

ITEM 9.    THE OFFER AND LISTING

A.    Offering and Listing Details

Our ADSs, each representing ten of our ordinary shares, have been listed on the Nasdaq National Market since August 10, 2005 under the symbol “CMED.” The following table provides, for the periods indicated, the high and low market prices for our ADSs.

Sales Price
	High	Low

Annual High and Low

2005 (from August 10)	US$42.60	US$14.95

2006	US$44.93	US$18.30

2007	US$48.25	US$21.65

Quarterly High and Low

First Quarter 2006	US$44.93	US$25.56

Second Quarter 2006	US$30.92	US$18.30

Third Quarter 2006	US$24.73	US$18.30

Fourth Quarter 2006	US$29.00	US$22.21

First Quarter 2007	US$27.40	US$21.65

Second Quarter 2007	US$33.78	US$22.81

Third Quarter 2007	US$42.94	US$27.35

Fourth Quarter 2007	US$48.25	US$34.59

First Quarter 2008	US$57.50	US$35.61

Monthly Highs and Lows

December 2007	US$45.50	US$39.78

January 2008	US$54.30	US$40.99

February 2008	US$57.50	US$42.85

March 2008	US$46.12	US$35.61

April 2008	US$45.92	US$36.28

May 2008	US$41.48	US$35.34

June 2008 (through June 25)	US$44.99	US$32.52

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs, each representing ten of our ordinary shares, have been listed on the Nasdaq National Market since August 10, 2005 under the symbol “CMED.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

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

People’s Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends driven from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a constructive sale, straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities;

•	regulated investment companies; or

•	real estate investment trusts.

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

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the credibility of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or intermediaries in the chain of ownership between the holder of an ADS and our company.

The discussion below does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by it on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the U.S. if they are listed on the Nasdaq National Market, as our ADSs are. We do not believe, however, that dividends that we pay on ordinary shares that are not backed by ADSs currently meet the conditions to be taxed as qualified dividend income. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the U.S. in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a PRC “resident company” under PRC tax law (see discussion under—”Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC, and if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC “resident company” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the U.S. and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a Chinese “resident company” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain would be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company (“PFIC”) for any taxable year in which,

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended March 31, 2008, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares, the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq National Market, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the Nasdaq National Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC, provided the ADSs were traded in sufficient quantities. It should be noted that only the ADSs, and not the ordinary shares, are listed on the Nasdaq Global Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs no longer qualify as “marketable stock” or the Internal Revenue Service consents to the revocation of the election. If you make a mark-to-market election, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are paid to you within the U.S. (and in certain cases, outside the U.S.) may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

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

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues, costs and expenses are currently denominated mainly in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Although our revenues and cost of revenues are denominated in Renminbi, fluctuations in the value of the Renminbi may affect the price competitiveness of our products once we commence international sales of our products. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Net assets of China Medical Technologies Inc. and another non-PRC group entity, whose functional currency is the U.S. dollar accounted for 24.1% of our consolidated assets as of March 31, 2008, which results in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of China Medical Technologies Inc. and another non-PRC group entity to Renminbi during consolidation resulted in translation loss of RMB26.7million (US$3.8million) which were recognized as a component of comprehensive loss as of March 31, 2008. If the Renminbi against U.S. dollar as of March 31, 2008 had further appreciated by 10% from 7.012 to 6.311 as of March 31, 2008, the translation loss would have increased by RMB36.8million (US$5.2million).

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our historical bank borrowings, as well as the interest income generated by excess cash invested in demand and time deposits. We recognized interest income of RMB28.6 million (US$4.1 million) for the fiscal year ended March 31, 2008. A one percent decrease in the average applicable interest rate would have decreased our interest income by RMB9.9 million (US$1.4 million) for the fiscal year. On November 21, 2006, we completed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due 2011. As the convertible notes carry a fix rate of interest, historical changes in market interest rates have not exposed us to material interest rate risks.

As of March 31, 2008, the book value and fair value of our convertible notes were US$150 million and US$222 million, respectively. We believe the fair value of our convertible notes is subject to changes, primarily based on the trading price of our ADSs and our credit risk, and to a lesser extent changes in market interest rates. Changes in the fair value of our convertible notes do not have any impact our financial position or results of operations. To the extent that we may need to raise debt financing in the future, increases in market interest rates will increase the cost of new debt.

We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Such interest-earning instruments and borrowings carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended March 31, 2006, 2007 and 2008.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modification to, or qualifications of, the rights of securities holders that are required to be disclosed.

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

As of March 31, 2008, we used the net proceeds received from our initial public offering as follows:

•	approximately US$12 million has been used for the remaining payments relating to our acquisition of the enhanced chemiluminescence immunoassay technology to Beijing Weixiao;

•	approximately US$8 million has been used to fund our research and development of new applications and product design improvements for our HIFU therapy system and our ECLIA system;

•	approximately US$8 million has been used to purchase additional production equipment and renovate and expand our ECLIA reagent production facility; and

•	approximately US$5 million has been used to increase our sales and marketing efforts.

On November 21, 2006, we closed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold reflects the exercise in full by the initial purchaser of its option to purchase up to an additional US$25 million aggregate principal amount of the notes to cover over-allotments. We received net proceeds of approximately US$144.7 million from our issuance of the convertible notes. We filed a registration statement on Form F-3 to register the resale of the convertible notes and the ADSs isssuable upon conversion of the convertible notes in January 2007 and the registration statement was declared effective by the SEC on January 26, 2007. Concurrently with the offering of convertible notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. pursuant to which we repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,692 ADS at US$25.78 per ADS.

As of March 31, 2008, we used the net proceeds received from the convertible note offering as follows:

•	approximately US$30 million has been used to repurchase our ADSs concurrently with the sale of convertible note in November 2006; and

•	approximately US$114.7 million has been used to pay the acquisition of the FISH business.

As of March 31, 2008, our cash resources amounted to RMB682.7 million (US$97.4 million), comprising of cash on hand and demand deposits.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of March 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of March 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We acquired BBE during the fiscal year ended March 31, 2008 and management excluded from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2008, BBE’s internal control over financial reporting associated with total assets of RMB233.4 million and total revenues of RMB4.8 million included in our consolidated financial statements as of and for the year ended March 31, 2008.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2008, as stated in their report which is included below. KPMG’s audit of our internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of BBE.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Medical Technologies, Inc.:

We have audited the internal control over financial reporting of China Medical Technologies, Inc. and its subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Beijing Bio-Ekon Biotechnology Co., Ltd. during the year ended March 31, 2008 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2008, Beijing Bio-Ekon Biotechnology Co., Ltd.’s internal control over financial reporting associated with total assets of RMB233,408,000 and total revenues of RMB4,765,000 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2008. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Beijing Bio-Ekon Biotechnology Co., Ltd..

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated June 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 27, 2008

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Iain Ferguson Bruce qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.    CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and advisors, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, an independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended March 31,
	2006	2007	2008
	US$	US$	US$
	(In thousands)
Audit fees(1)	167	235	799
Audit-related fees(2)	200	178	—
Tax fees(3)	—	—	—

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements for each of the three years ended March 31, 2006, 2007 and 2008.
(2)	“Audit-related fees” represent the aggregate fees billed by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. The fees for the fiscal year ended March 31, 2007 related primarily to providing review of the interim financial statements in connection with our offering of convertible notes in November 2006. The fees for the fiscal year ended March 31, 2006 related primarily to providing review of the comparative interim financial statements for the nine months ended December 31, 2005 in connection with our secondary offering of shares held by certain existing shareholders in March 2006.
(3)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent registered public accounting firm:

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1†	Specimen Certificate for Ordinary Shares of the Registrant

2.2	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3)

2.3†	Deposit Agreement, dated as of August 9, 2005, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder, as amended by the letter agreement, dated as of November 21, 2006, between the Registrant and the depositary

2.4††††	Indenture, dated as of November 21, 2006, among the Registrant, Wilmington Trust Company, as the trustee, and Citibank, N.A., as the initial agent.

2.5††††	Form of China Medical Technologies, Inc. 3.5% Convertible Senior Subordinated Notes due 2011 (included in Exhibit 2.4).

2.6††††	Registration Rights Agreement, dated as of November 21, 2006, between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

4.1†††	Business Acquisition Agreement, dated as of February 6, 2007, among the Registrant, CMED Technologies Ltd., Supreme Well Investments Limited and Molecular Diagnostic Technologies Limited

8.1*	List of Subsidiaries

11.1††	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Description of Document
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of KPMG, Independent Registered Public Accounting Firm

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-126630), as amended, initially filed with the Commission on July 15, 2005, and incorporated herein by reference.
††	Previously filed with the Registrant’s annual report on Form 20-F on September 29, 2006, and incorporated herein by reference.
†††	Previously filed with the Registrant’s annual report on Form 20-F on September 28, 2007, and incorporated herein by reference.
††††	Previous filed with the Registrant’s registration statement on Form F-3 (File No. 333-139777), as amended, initially filed with the Commission on January 3, 2007, and incorporated herein by reference.
*	Filed with this Annual Report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA MEDICAL TECHNOLOGIES, INC.

By	/s/ XIAODONG WU
Name:	Mr. Xiaodong Wu
Title:	Chief Executive Officer

Date: June 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Medical Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of China Medical Technologies, Inc. and its subsidiaries (the “Company”) as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

As described in Notes 2(m) and 16 to the consolidated financial statements, effective April 1, 2006, the Company changed its method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollar solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollar on the basis set forth in Note 2(p) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/    KPMG

Hong Kong, China

June 27, 2008

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Balance Sheets

(RMB and US$ expressed in thousands, except share data)

		March 31,
	Note	2007	2008	2008
		RMB	RMB	US$
Assets
Current assets:
Cash		1,173,640	682,679	97,359
Accounts receivable		201,778	289,751	41,322
Prepayments and other assets		41,484	27,845	3,971
Inventories	4	27,991	27,834	3,969

Total current assets		1,444,893	1,028,109	146,621

Property, plant and equipment, net	5	135,792	164,499	23,460
Land use rights		7,619	7,430	1,060
Deposit	3	—	154,264	22,000
Intangible assets, net	6	1,565,362	1,541,793	219,879
Goodwill	3	—	8,654	1,234
Convertible notes issuance costs		38,020	27,055	3,858
Deferred income taxes	11	542	—	—

Total assets		3,192,228	2,931,804	418,112

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		47,847	48,040	6,851
Accrued expenses and other liabilities	7	131,097	172,787	24,642
Payables related to FISH acquisition	3	154,464	65,793	9,383
Deferred credit related to FISH acquisition	3	308,928	—	—
Income taxes payable		38,467	69,499	9,911

Total current liabilities		680,803	356,119	50,787

Convertible notes	8	1,158,480	1,051,800	150,000
Deferred income taxes	11	—	1,124	160
Payable related to FISH acquisition	3	67,206	—	—

Total liabilities		1,906,489	1,409,043	200,947

Shareholders’ equity:
Ordinary shares:
Par value: US$0.10 Authorized: 500,000,000 shares Issued and outstanding: 273,600,001 and 274,066,661 shares as of March 31, 2007 and 2008, respectively		225,125	225,473	32,155

Additional paid-in capital		504,795	526,264	75,052
Accumulated other comprehensive loss		(21,335)	(48,046)	(6,852)
Retained earnings		577,154	819,070	116,810

Total shareholders’ equity		1,285,739	1,522,761	217,165

Commitments and contingencies	17	—	—	—

Total liabilities and shareholders’ equity		3,192,228	2,931,804	418,112

See accompanying notes to these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Income

(RMB and US$ expressed in thousands, except share data)

		Year ended March 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$

Revenues		371,767	546,970	915,738	130,596
Cost of revenues		(110,494)	(151,614)	(346,436)	(49,406)

Gross profit		261,273	395,356	569,302	81,190

Operating expenses:
Research and development		(14,374)	(31,469)	(40,875)	(5,829)
Sales and marketing		(15,327)	(18,264)	(29,099)	(4,150)
General and administrative		(38,309)	(55,352)	(75,376)	(10,750)

Total operating expenses		(68,010)	(105,085)	(145,350)	(20,729)

Operating income		193,263	290,271	423,952	60,461
Other income (expense):
Interest income		14,048	41,970	28,649	4,086
Interest expense		—	(15,342)	(44,378)	(6,329)
Amortization of convertible notes issuance costs		—	(3,111)	(7,937)	(1,132)
Other income, net		9,790	6,024	3,133	447

Earnings before income taxes		217,101	319,812	403,419	57,533
Income tax expense	11	(18,088)	(30,094)	(78,197)	(11,152)

Net income		199,013	289,718	325,222	46,381

Basic earnings per share	10, 11	0.81	1.08	1.24	0.18
Diluted earnings per share	10, 11	0.81	1.07	1.20	0.17

See accompanying notes to these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(RMB and US$ expressed in thousands, except share data)

	Note	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity	Comprehensive income
		Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2005		200,000,001	165,530	—	—	88,423	253,953
Net income		—	—	—	—	199,013	199,013	199,013
Foreign currency translation adjustment, net of nil tax		—	—	—	(5,737)	—	(5,737)	(5,737)

Comprehensive income								193,276

Issuance of ordinary shares, net of expenses		73,600,000	59,595	739,472	—	—	799,067
Amortization of share-based compensation	16	—	—	238	—	—	238

Balance as of March 31, 2006		273,600,001	225,125	739,710	(5,737)	287,436	1,246,534

Net income		—	—	—	—	289,718	289,718	289,718
Foreign currency translation adjustment, net of nil tax		—	—	—	(15,598)	—	(15,598)	(15,598)

Comprehensive income								274,120

Share-based compensation	16	—	—	1,260	—	—	1,260
Prepaid forward repurchase of ordinary shares	9(b)	—	—	(236,175)	—	—	(236,175)

Balance as of March 31, 2007		273,600,001	225,125	504,795	(21,335)	577,154	1,285,739

Net income		—	—	—	—	325,222	325,222	325,222
Foreign currency translation adjustment, net of nil tax		—	—	—	(26,711)	—	(26,711)	(26,711)

Comprehensive income								298,511

Issuance of ordinary shares upon exercise of options	16	466,660	348	4,809	—	—	5,157
Share-based compensation	16	—	—	16,660	—	—	16,660
Dividends declared and paid	9(c)	—	—	—	—	(83,306)	(83,306)

Balance as of March 31, 2008		274,066,661	225,473	526,264	(48,046)	819,070	1,522,761

Balance as of March 31, 2008 (US$)			32,155	75,052	(6,852)	116,810	217,165

See accompanying notes to these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(RMB and US$ expressed in thousands)

		Year ended March 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income		199,013	289,718	325,222	46,381

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment		3,782	8,484	16,067	2,291
Amortization of intangible assets		14,918	18,930	90,233	12,868
In-process research and development		—	—	672	96
Amortization of convertible notes issuance costs		—	3,111	7,937	1,132
Accreted interest on FISH hold-back payment		—	—	5,087	725
Share-based compensation		238	1,260	16,660	2,376
Land use rights expense		190	192	189	27
Loss on disposal of property, plant and equipment		—	—	179	26
Deferred income taxes		(1,534)	992	1,666	238

Changes in operating assets and liabilities net of effects from FISH acquisition in 2007 and BBE acquisition in 2008:
Accounts receivable		(69,985)	(46,027)	(80,326)	(11,456)
Prepayments and other assets		(5,687)	(10,715)	15,260	2,176
Inventories		3,450	(4,447)	9,928	1,416
Accounts payable		11,238	13,884	(3,201)	(457)
Accrued expenses and other liabilities		(918)	68,752	26,729	3,812
Income taxes payable		12,207	16,865	31,032	4,426

Net cash provided by operating activities		166,912	360,999	463,334	66,077

Cash flow from investing activities:
Purchase of property, plant and equipment		(34,064)	(36,283)	(29,323)	(4,182)
Payment to a related party for purchase of building and intangible assets		(100,000)	—	—	—
Net repayments and advances from related parties		(2,714)	—	—	—
Payments for FISH acquisition		—	(848,172)	(439,926)	(62,738)
Payments for BBE acquisition		—	—	(195,637)	(27,900)
Deposit paid related to potential acquisition	3(c)	—	—	(166,665)	(23,769)

Net cash used in investing activities		(136,778)	(884,455)	(831,551)	(118,589)

Cash flow from financing activities:
Principal payments on long-term loan		(24)	—	—	—
Dividends paid		(4,225)	—	(83,306)	(11,880)
Principal payments on bank loan		—	—	(8,000)	(1,141)
Reimbursement from selling shareholders for offering expenses	12	10,422	—	—	—
Payment of offering expenses	12	(802)	(9,620)	—	—
Net proceeds from issuance of ordinary shares		799,067	—	—	—
Proceeds from exercise of stock options		—	—	5,157	735
Net proceeds from issuance of convertible notes		—	1,117,349	—	—
Payment for Company’s ordinary shares under prepaid forward contract	9(b)	—	(236,175)	—	—

Net cash provided by (used in) financing activities		804,438	871,554	(86,149)	(12,286)

Effect of foreign currency exchange rate change on cash		(5,427)	(18,249)	(36,595)	(5,219)

Net increase (decrease) in cash		829,145	329,849	(490,961)	(70,017)
Cash at beginning of year		14,646	843,791	1,173,640	167,376

Cash at end of year		843,791	1,173,640	682,679	97,359

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes		7,415	12,237	45,499	6,489
Interest expenses		—	—	39,104	5,577

See accompanying notes to these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2007 and 2008

1	Principal Activities and Organization

China Medical Technologies, Inc. was incorporated in the Cayman Islands on July 6, 2004 as part of a reorganization of entities under common control and in connection with its initial public offering. China Medical Technologies, Inc. and its subsidiaries (collectively the “Company”) are principally engaged in the commercialization, manufacture and sale of medical devices and supplies to customers primarily in the People’s Republic of China (the “PRC”).

On August 10, 2005, the Company was listed on the Nasdaq National Market when the Company issued 6,400,000 American Depositary Shares (“ADS”), representing 64,000,000 ordinary shares, at an initial public offering price of US$15.00 per ADS. On August 29, 2005, an additional 960,000 ADSs, representing 9,600,000 ordinary shares, were sold by the Company at the initial public offering price of US$15.00 per ADS. In connection with this initial public offering, the Company received proceeds of RMB799,067,000, net of related offering expenses paid.

On March 27, 2006, the Company completed a secondary public offering of 5,750,000 ADSs, representing 57,500,000 ordinary shares held by certain existing shareholders. The selling shareholders received the entire net proceeds from the sale of shares in this secondary offering.

2	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of China Medical Technologies, Inc and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c)	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Management determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented herein because management believes all accounts receivable are fully collectible. The Company does not have any off-balance sheet credit exposure related to its customers.

(d)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using first-in, first-out method. Cost of work-in-progress and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method (after taking into consideration any estimated residual value), over the following estimated useful lives:

Buildings	10-30 years
Machinery and equipment	5-10 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Leasehold improvements are amortized using the straight-line method over 2 to 5 years which represents the shorter of the remaining lease term or estimated useful life of the leasehold improvements.

Depreciation and amortization of property, plant and equipment attributable to manufacturing activities is capitalized as part of inventories, and recognized as cost of revenues when the inventory is sold. Cost incurred in the construction of property, plant and equipment, including progress payments and deposits, are initially capitalized as construction-in-progress and transferred into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

(f)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is instead tested for impairment at least annually.

Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 5 to 20 years. The Company has no intangible assets with indefinite useful lives.

(g)	Land use rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC for a specified contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the contractual term of the rights, which range from 44 to 47 years. The current portion of land use rights of RMB192,000 and RMB192,000 (US$27,000) as of March 31, 2007 and 2008, respectively, has been included in prepayments and other assets in the accompanying consolidated balance sheets.

(h)	Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that goodwill might be impaired. The determination of goodwill impairment is made at the reporting unit level and is a two-step test. In the first step, management determines the fair value of the reporting unit (determined using a discounted cash flow analysis) and compares it to its carrying value (including goodwill). Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

(i)	Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and services performed, the sales price is fixed or determinable, and collection is reasonably assured. Written sales agreements or customers purchase orders, which specify price, product specifications, and quantity, are used as evidence of an arrangement. The Company’s sales agreements include the provision of training and installation services. These services are ancillary to the customers’ purchase of medical equipment and are considered by the customers to be an integral part of the acquired equipment. The Company recognizes revenue for the entire arrangement upon customer acceptance, which occurs after delivery, installation and training. Customer acceptance is evidenced by signed acceptance documents.

The medical equipment sold by the Company has embedded self-developed software. In all cases, the medical equipment is marketed and sold based on the equipment’s performance and functionality. The embedded self-developed software is not sold on a standalone basis and is incidental to the product as a whole.

In the PRC, value added tax (“VAT”) of 17% on invoiced amount is collected on behalf of tax authorities. Revenue is recorded net of VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability and included in “accrued expenses and other liabilities” in the consolidated balance sheets until paid.

Pursuant to the laws and regulations of the PRC, Beijing Yuande Bio-Medical Engineering Co., Ltd. (“Beijing Yuande”), a subsidiary of the Company, is entitled to a refund of VAT on sales of self-developed software embedded in the medical equipment. The VAT refund represents the amount of VAT collected from customers and paid to tax authorities in excess of 3% of relevant sales. As the refund relates directly to sales, the Company recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in revenue for the years ended March 31, 2006, 2007 and 2008 were RMB23,009,000, RMB29,575,000 and RMB29,930,000 (US$4,268,000), respectively.

(j)	Government grants

Government grants, of RMB3,740,000, RMB5,724,000 and RMB3,133,000 (US$447,000) for the years ended March 31, 2006, 2007 and 2008, respectively, which did not have specific terms of usage and are not refundable, were recognized as other income when received.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

(k)	Convertible notes issuance costs

Costs incurred by the Company that were directly attributable to the issuance of convertible notes, were deferred and are charged to the consolidated statements of income using the straight-line method over the term of the convertible notes, the results of which approximate the effective interest rate method.

(l)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax rates or the tax law is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

On April 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 on April 1, 2007 did not have any effect on the Company’s consolidated financial statements. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of general and administrative expenses in the consolidated statements of income.

(m)	Share-based compensation

Through March 31, 2006, the Company applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stocks Issued to Employees” (“APB No. 25”), and related interpretations, in accounting for stock options granted. Under the intrinsic value method, no compensation expense was recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant.

On April 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and superseded APB No. 25. SFAS No. 123(R) requires that share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company adopted SFAS No. 123(R) using the modified prospective method, which requires the Company to recognize compensation cost for all share-based payments granted, modified or settled on or after April 1, 2006, as well as for any awards that were granted prior to the date of adoption for which the requisite service had not been provided as of April 1, 2006. Accordingly, the Company recorded share-based compensation expense for awards granted prior to but not yet vest as of April 1, 2006 using the grant

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

date fair value amounts determined for pro forma disclosure under SFAS No. 123. Since April 1, 2006, the Company recognizes share-based compensation based on grant date fair value of the award. The Company recognizes compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substances, multiple awards.

The following table illustrates the effect on net income and earnings per share for the year ended March 31, 2006 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock plans. No pro forma disclosure has been made for the years ended March 31, 2007 and 2008 due to the adoption of SFAS No. 123(R) on April 1, 2006. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ vesting period:

Year ended March 31, 2006
RMB’000
Net income as reported	199,013
Add: Share-based compensation as reported, net of nil tax	238
Less: Share-based compensation determined using the fair value method, net of nil tax	(1,092)

Pro forma net income	198,159

Earnings per share:
Basic and diluted, as reported	RMB0.81
Basic and diluted, pro forma	RMB0.81

(n)	Research and development and advertising costs

Research and development and advertising costs are expensed as incurred.

In-process research and development costs acquired in business combinations are expensed as research and development expense upon acquisition and amounted to RMB nil, RMB nil and RMB672,000 (US$96,000) for the years ended March 31, 2006, 2007 and 2008, respectively.

Advertising costs, which are included in sales and marketing expense, amounted to RMB1,212,000, RMB1,721,000 and RMB1,145,000 (US$163,000) for the years ended March 31, 2006, 2007 and 2008, respectively.

(o)	Retirement and other postretirement benefits

Pursuant to the relevant PRC regulations, China Medical Technologies, Inc.’s PRC subsidiaries are required to make contributions at approximately 20% on a standard salary base as determined and organized by the Beijing Social Security Bureau to a defined contribution retirement plan. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related employee service is provided. For the years ended March 31, 2006, 2007 and 2008, contributions to the defined contribution plans amounted to RMB909,000, RMB1,287,000 and RMB3,217,000 (US$459,000), respectively.

The Company has no other obligation to make payments in respect of retirement benefits of its employees.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

(p)	Foreign currency transactions and translation

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of China Medical Technologies, Inc. is the U.S. dollar, whereas the functional currency of the China Medical Technologies, Inc.’s subsidiaries located in the PRC is the RMB. Since the RMB is not fully convertible into foreign currencies, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the date of transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are converted into the functional currency using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded as a component of other income, net in the consolidated statements of income.

Assets and liabilities of China Medical Technologies, Inc. and other non-PRC group entities with functional currencies other than the RMB, are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. The gains and losses from such translations are recorded as a separate component of accumulated other comprehensive loss within shareholders’ equity.

For the United States dollar convenience translation amounts included in the accompanying financial statements, the Renminbi equivalents were translated into United States dollar (“US$”) at the rate of US$1.00=RMB7.0120 on March 31, 2008, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on March 31, 2008 or at any other date.

(q)	Warranty costs

The Company provides a warranty that its products will meet certain functionality standards. The term of the product warranty is generally twelve months. Based on the limited number of actual warranty claims and the historically low cost of such repairs, the Company has not recognized a liability for warranty claims. Warranty expenses were insignificant for the years ended March 31, 2006, 2007 and 2008.

(r)	Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding, excluding ordinary shares to be purchased under a prepaid forward repurchase contract, during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding, excluding the ordinary shares repurchased pursuant to the prepaid forward repurchase contract, during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of convertible notes (using if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

(s)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for receivables, realizable values for inventories, estimated warranty obligations and fair value of assets and liabilities acquired in business combinations. Actual results could differ from those estimates.

(t)	Segment reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer of the Company. Based on this assessment, management has determined the Company had two reportable operating segments—HIFU System and ECLIA System—for the year ended March 31, 2006.

Following the Company’s acquisition of FISH (note 3), management has determined the Company has three reportable operating segments—HIFU System, ECLIA System and FISH System—for the years ended March 31, 2007 and 2008.

The Company generates substantially all revenues from customers in the PRC and the Company’s tangible long-lived assets are substantially located in the PRC. Consequentially, no geographic information is presented.

(u)	Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its businesses, that cover a wide range of matters, including among others, product liability. In accordance with SFAS No. 5, “Accounting for Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Company has not experienced any product liability claims and any other loss contingencies.

(v)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measurement of fair value, and expands disclosures required for fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, “Effective date of FASB Statement No. 157” which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the adoption of SFAS No. 157 will have a material impact on the consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management has elected not to adopt the fair value option, as permitted under SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R (Revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. Management does not expect the initial adoption of SFAS No. 160 will have a material impact on the consolidated financial statements.

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for the Company’s convertible notes (Note 8). The impact of this new accounting treatment may be significant and will result in an increase to non-cash interest expense beginning in the year ended March 31, 2010 for financial statements covering past and future periods.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

3	Acquisitions

(a)	FISH Acquisition

On March 1, 2007, the Company completed the acquisition of the fluorescent in situ hybridization (“FISH”) business of Supreme Well Investments Limited and its subsidiaries (the “FISH acquisition”). The Company has accounted for the FISH acquisition using the purchase method. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost, excluding contingent consideration, by RMB571,517,000, resulting in negative goodwill. In accordance with SFAS No. 141, since the contingent consideration could result in the recognition of additional purchase price in a future period, the Company recognized, as if it were a liability, an amount equal to the lesser of the maximum amount of the contingent consideration or the total amount of the negative goodwill. Accordingly, the maximum amount of the contingent earnout payments of RMB308,928,000 (US$40,000,000) has been recognized as if it were a liability at the date of acquisition. The remaining negative goodwill of RMB262,589,000 was allocated to reduce the amounts assigned to certain long-lived assets.

The results of FISH operation have been included in the Company’s consolidated statements of income from March 1, 2007. The total purchase consideration, including the contingent earnout payments, is as follows:

RMB’000
Cash consideration (note (i))	902,204
Transaction costs	23,200
Holdback payments (note (i))	144,438

Total purchase consideration	1,069,842
Contingent consideration (note (ii))	308,928

Total purchase consideration, including contingent earnout payments	1,378,770

Notes:

(i)	Cash consideration includes US$10,000,000 which was paid by the Company in June 2007. Further, pursuant to the acquisition agreement US$20,000,000 was held back by the Company to settle any claims that arise if the FISH Sellers acted fraudulently or made misrepresentation to the Company. US$10,000,000 was due by and paid in March 2008 and the remaining US$10,000,000 is payable by March 1, 2009. The US$10,000,000 holdback payment due by March 1, 2009 was recorded at its present value as of the acquisition date of March 1, 2007 or US$8,702,000 using a discount rate of 7.2%, representing the borrowing rate for debt with similar terms.
(ii)	Pursuant to acquisition agreement, the sellers are entitled to additional consideration of US$20,000,000 if the Company receives bona fide, irrevocable, binding purchase orders of an amount equal to or in excess of US$20,000,000 during the 12-month period ending March 1, 2008. In addition, the FISH Sellers are entitled to an additional consideration of US$20,000,000, if the Company recognizes revenue of US$20,000,000 as reported under U.S. GAAP during the 12-month period ending March 1, 2008. During the 12-month period ending March 1, 2008, the purchase order and revenue targets were achieved and the Company paid the contingent payments in cash in February and March 2008.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

The Company has accounted for the FISH acquisition using the purchase method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed on March 1, 2007:

	Amortization period	RMB’000
Net tangible assets acquired		19,222
Identifiable intangible assets:
—Unpatented technology—FISH probes	20	1,323,960
—Unpatented technology—FISH image analysis system	5	18,767
—Non-compete agreement	5	16,821

Purchase price allocated		1,378,770

(b)	BBE Acquisition

On January 8, 2008, the Company acquired 100% interest in Beijing Bio-Ekon Biotechnology Co., Ltd. (“BBE”) from Finnea International Limited (the “BBE acquisition”) for cash consideration of RMB212,230,000, including transaction costs of RMB1,709,000. As of March 31, 2008, the unpaid consideration was RMB14,944,000, of which RMB14,024,000 was paid in April 2008.

BBE is a medical device company engaged in the commercialization, manufacture and sale of medical devices using ECLIA technology. The acquisition is expected to strengthen the Company’s position in advanced In-vitro diagnostics market in China. The Company paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets mainly due to expected cost savings and synergies resulting from selling similar products to similar customers.

The Company has accounted for BBE acquisition using the purchase method. The results of BBE have been included in the Company’s consolidated statements of income from January 8, 2008. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed on January 8, 2008:

	Amortization period	RMB’000	US$’000
Cash		1,650	235
Net current liabilities		(1,521)	(216)
Property and equipment		15,630	2,229
Identifiable intangible assets:
—Unpatented technology—ECLIA core technologies	20	174,347	24,864
—Unpatented technology—ECLIA reagent technologies	15	7,828	1,116
—Customer relationships	15	2,019	288
—Non-compete agreement	5	2,951	421
In-process research and development		672	96
Goodwill		8,654	1,234

Purchase price allocated		212,230	30,267

The acquired identifiable intangible assets, all of which are being amortized, have a weighted average life of approximately 20 years. RMB8,654,000 of goodwill, which has been allocated to the Company’s ECLIA segment, is not deductible for tax purpose.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

The following unaudited pro forma financial information presents the results of the operations of the Company as if the BBE acquisition had occurred on April 1, 2006. Amortization expense of acquired identifiable intangible assets in the amount of RMB9,964,000 was included in the unaudited pro forma financial information for the years ended March 31, 2007 and 2008, respectively. The unaudited pro forma financial information is not necessary indicative of what the Company’s consolidated results of operations actually would have been had it completed the BBE acquisition on April 1, 2006, in addition, the unaudited pro forma financial information does not attempt to project the future results of operation of the combined entity.

	Year ended March 31,
	2007	2008
	RMB’000	RMB’000
	(unaudited)	(unaudited)
Revenues	579,808	935,686
Income from operations	278,158	404,183
Net income	277,505	305,787
Earnings per share
Basic	1.03	1.17
Diluted	1.03	1.14

(c)	Deposit

In accordance with the letter of intent dated July 20, 2007, the Company paid a deposit of US$22,000,000 (RMB154,264,000) in July 2007 to Supreme Well Investments Limited for a potential acquisition. The deposit is refundable to the Company within ten working days after the termination of the letter of intent, which may be terminated by either party.

4	Inventories

Inventories by major class consist of the following:

	March 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Raw materials	9,632	12,623	1,800
Work-in-progress	7,261	8,629	1,230
Finished goods	11,098	6,582	939

Total inventories	27,991	27,834	3,969

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

5	Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	March 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Buildings	73,339	134,394	19,166
Leasehold improvements	1,297	5,722	816
Machinery and equipment	30,351	47,495	6,773
Furniture, fixtures and equipment	5,538	9,591	1,368
Motor vehicles	4,392	7,222	1,030
Construction-in-progress	39,437	25	4

Total property, plant and equipment	154,354	204,449	29,157
Accumulated depreciation and amortization	(18,562)	(39,950)	(5,697)

Total property, plant and equipment, net	135,792	164,499	23,460

Depreciation and amortization of property, plant and equipment was allocated to the following expense items:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	1,641	2,610	7,033	1,003
Research and development	80	3,731	4,795	684
Sales and marketing	—	—	171	24
General and administrative	2,061	2,143	4,068	580

Total depreciation and amortization expense	3,782	8,484	16,067	2,291

6	Intangible assets

The following table summarizes the Company’s intangible assets as of March 31, 2007 and 2008:

	March 31, 2007
	Gross carrying amount	Accumulated amortization	Net	Weighted average amortization period
	RMB’000	RMB’000	RMB’000	Years
Unpatented technologies	1,532,426	(27,509)	1,504,917	20
Non-compete agreements	64,956	(13,442)	51,514	9
Patented technologies	10,530	(1,599)	8,931	17

Total intangible assets	1,607,912	(42,550)	1,565,362

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

	March 31, 2008
	Gross carrying amount	Accumulated amortization	Net	Weighted average amortization period
	RMB’000	RMB’000	RMB’000	Years
Unpatented technologies	1,590,943	(105,099)	1,485,844	20
Non-compete agreements	66,358	(20,705)	45,653	9
Patented technologies	10,530	(2,219)	8,311	17
Customer relationships	2,019	(34)	1,985	15

Total intangible assets	1,669,850	(128,057)	1,541,793

Amortization of intangible assets was allocated to the following expense items:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	14,918	14,910	90,233	12,868
General and administrative	—	4,020	—	—

Total amortization expense	14,918	18,930	90,233	12,868

Estimated annual amortization expense for each of the next five years is RMB90,016,000 each year.

7	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	March 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
VAT payables	61,107	81,580	11,635
Accrued salaries and welfare	24,430	31,071	4,431
Convertible notes interest payable	15,205	14,418	2,056
Payable related to BBE acquisition	—	14,944	2,131
Accrued professional fees	14,392	8,740	1,247
Receipts in advance	5,452	9,351	1,334
Other payables	10,511	12,683	1,808

Total accrued expenses and other liabilities	131,097	172,787	24,642

8	Convertible Notes

On November 21, 2006, the Company received an aggregate US$150 million in respect to the issuance of 3.5% convertible senior subordinated notes due on November 15, 2011 (the “Convertible Notes”) to Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds from the offering, after deducting the offering expenses, were approximately US$144.7 million. The Convertible Notes bear interest at a rate of 3.5% per year, payable semiannually in arrears on May 15 and November 15 of each year beginning on May 15, 2007.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

The Convertible Notes are convertible, at the discretion of the holders of the Convertible Notes (the “Notes Holders”) at any time prior November 15, 2011, the maturity date, at an initial conversion rate of 31.0318 ADSs per US$1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately US$32.23 per ADS), subject to dilution protection adjustment for the issuance of shares and dividends, as defined in the agreement.

Upon conversion of the Convertible Notes, in lieu of delivery of ADS, the Company may elect to deliver cash or a combination of cash and ADSs based on the conversion price then in effect, which is the average trading price of the ADSs (over a 20 day period) and the portion the Company elects to settle with cash.

If a fundamental change, as defined in the agreement, occurs, the Notes Holders of the Convertible Notes may be entitled to an increase in the conversion rate and may require the Company to repurchase all or a portion of their Convertible Notes for cash at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The Convertible Notes are subordinated in right of payment to the Company’s existing and future senior indebtedness and are effectively junior to any existing and future debt and other liabilities, including trade payables.

Management has determined that the conversion feature embedded in the Convertible Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, since the embedded conversion feature is indexed to the Company’s own stock and would be classified in shareholders’ equity if it was a free-standing instrument. Further, since the conversion price of the Convertible Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of Convertible Notes; no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

In June 2007, as a result of the declaration of dividend by the Company, the conversion rate of the Convertible Notes was adjusted from 31.0318 ADSs to 31.3953 ADSs per US$1,000 principal amount of Convertible Notes (equivalent to conversion price change from US$32.225 to US$31.852). As the adjusted conversion price of US$31.852 per ADS exceeded the market price of the Company’s ordinary shares on the date of issuance of Convertible Notes, there was no beneficial conversion feature recognized.

9	Shareholders’ Equity

(a)	Statutory reserves

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective subsidiary. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2007 and 2008, the PRC subsidiaries had appropriated RMB36,147,000 and RMB80,750,000, respectively to the general reserve funds, which are restricted from being distributed to the Company.

Further, the PRC subsidiaries may, at the discretion of the enterprise, make appropriations to a staff welfare and bonus reserve in accordance with the relevant laws and regulations in the PRC. The appropriation to staff welfare and bonus reserve is recognized as an expense as it is a current liability to the

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

employees. For the years ended March 31, 2006, 2007 and 2008, the PRC subsidiaries made appropriations to the staff welfare and bonus reserve of RMB2,227,000, RMB4,162,000 and RMB8,700,000 (US$1,241,000), respectively.

(b)	Forward ordinary share purchase contract

In connection with the issuance of Convertible Notes, the Company entered into a prepaid forward repurchase contract (the “Forward Repurchase Contract”) on November 15, 2006 with an affiliate of Merrill Lynch & Co. (the “Dealer”). Pursuant to the Forward Repurchase Contract, the Company paid, an aggregate of US$30 million of ADSs (1,163,692 ADSs at US$25.78 per ADS) for the Forward Repurchase Contract. The Dealer may deliver the shares pursuant to the Forward Repurchase Contract at its discretion, in full or in part, over a period of five years from the date of the contract. As of March 31, 2008, the Dealer had not delivered any shares. Since the Forward Repurchase Contract requires physical settlement of a fixed number of ADSs at a fixed price per ADS, the shares to be repurchased pursuant to the Forward Repurchase Contract are treated as retired for purposes of the Company’s basic and diluted earnings per share calculations. The Company has accounted for the prepaid forward repurchase of the shares as reduction of shareholders’ equity in the consolidated financial statements.

(c)	Declaration of dividend

On June 18, 2007, the Company declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS to the shareholders of record as of July 18, 2007. The dividend was paid in August 2007.

10	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year ended March 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Numerator:
Net income used in computing basic earnings per share	199,013	289,718	325,222
Interest on Convertible Notes	—	18,453	47,086

Adjusted net income used in computing diluted earnings per share	199,013	308,171	372,308

Denominator:
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share (’000)	246,878	269,232	262,219
Weighted average number of potential ordinary shares (’000)	285	17,748	48,178

Shares used in computing diluted earnings per share (’000)	247,163	286,980	310,397

Basic earnings per share	RMB0.81	RMB1.08	RMB1.24

Diluted earnings per share	RMB0.81	RMB1.07	RMB1.20

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

The computation of basic and diluted earnings per share for the year ended March 31, 2006, 2007 and 2008 reflects a reduction for a weighted average of nil, 4,367,830 and 11,636,920, respectively, shares of ordinary shares deemed to have been retired as a result of the Forward Repurchase Contract (note 9(b)). The Company’s ordinary equivalent shares for the year ended March 31, 2006, 2007 and 2008 consist of 285,000, 276,293 and 1,245,625, respectively, shares of ordinary shares issuable upon exercise of share options (using the treasury stock method); and nil, 17,471,328 and 46,932,057 common shares issuable upon conversion of Convertible Notes (using the treasury stock method). The Company has no potential ordinary equivalent shares that are anti-dilutive for the years ended March 31, 2006, 2007 and 2008.

11	Income Taxes

China Medical Technologies, Inc. is incorporated in the Cayman Islands, and is not subject to tax on income or capital gain under the current laws of the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The subsidiaries that are incorporated in the British Virgin Islands are not subject to income taxes under the relevant jurisdiction. The Company’s other subsidiaries are subject to income tax as described below.

PRC tax

Prior to January 1, 2005 Beijing Yuande, being an entity located in an approved economic-technological development area in the PRC, was entitled to a PRC income tax rate of 15%. On February 8, 2006, Beijing Yuande, being a “foreign-invested advanced technology enterprise” accredited by Beijing Commerce Bureau, was granted a reduction from 15% to 10% in its PRC income tax rate for the tax period from January 1, 2005 to December 31, 2007. The effect of the tax rate change was recognized in the consolidated financial statements during the year ended March 31, 2006.

Beijing GP Medical Technologies, Ltd. (“Beijing GP”), a subsidiary of the Company is also an entity located in an approved economic-technological development area in the PRC, and was entitled to a PRC income tax rate of 15%. Further, Beijing GP, which was deemed a production-oriented foreign investment enterprise, was entitled to an exemption from PRC income tax from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2013.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprise. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. Further, according to the new EIT law, entities that qualify as “High and New Technology Enterprises” are entitled to the preferential EIT rate of 15%. However, the new recognition criteria and procedures for “High and New Technology Enterprise” under the new EIT law were not issued until April 14, 2008. Therefore, as of March 31, 2008, the Company’s PRC subsidiaries have not yet applied for the status as a “High and New Technology Enterprises”. Further, on December 26, 2007, the PRC government passed the detailed implementation rules which allow enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. As a result, under the new EIT law, Beijing Yuande’s tax rates are 18%, 20%, 22%, 24% for the calendar years from 2008 to 2011 and 25% thereafter; and Beijing GP’s tax rates are 0%, 0%, 11%, 12%, 12.5% for the calendar years from 2008 to 2012 and 25% thereafter.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

The new EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside China beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since substantially of the Company’s PRC subsidiaries, Beijing Yuande, Beijing GP and Beijing BBE are invested by immediate foreign holding companies, the Company will be subject to the withholding tax for earnings accumulated beginning on January 1, 2008. Undistributed earnings that the Company intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB419 million (US$60 million) as of March 31, 2008. The unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB42 million (US$6 million) as of March 31, 2008.

The components of earnings before income taxes are as follows:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
PRC	220,757	333,602	555,298	79,193
Other countries	(3,656)	(13,790)	(151,879)	(21,660)

Total earnings before income taxes	217,101	319,812	403,419	57,533

Income tax expense, which is all incurred in the PRC, consists of:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax expense	19,622	29,102	76,531	10,914
Deferred income tax expense	(1,534)	992	1,666	238

Total income tax expense	18,088	30,094	78,197	11,152

Basic and diluted earnings per share effects of the tax holiday for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Basic earnings per share	RMB0.05	RMB0.06	RMB0.26	US$	0.04

Diluted earnings per share	RMB0.05	RMB0.05	RMB0.22	US$	0.03

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the years ended March 31, 2006 and 2007, and 25% for the year ended March 31, 2008 for the following reasons:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Earnings before income taxes	217,101	319,812	403,419	57,533

Computed “expected” tax expense	32,565	47,972	100,855	14,383
Non-deductible expenses	1,875	1,128	2,510	358
Non-taxable income	(4,012)	(5,295)	(8,266)	(1,179)
Tax benefit resulting from tax holiday	(10,353)	(15,570)	(67,907)	(9,684)
Tax benefit resulting from preferential tax rates	—	—	(9,247)	(1,319)
Change in enacted tax rate	(2,567)	—	23,065	3,289
Change in valuation allowance	898	(15)	—	—
Tax effect related to foreign entities not subject to income taxes	(248)	1,677	37,691	5,376
Other	(70)	197	(504)	(72)

Actual income tax expense	18,088	30,094	78,197	11,152

The tax effect of temporary differences that gives rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	March 31,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
Deferred tax assets:
Operating loss carryforwards	—	2,485	354
Intangible assets, net	542	—	—
Accrued expenses and other liabilities	—	1,000	143

Total gross deferred tax assets	542	3,485	497
Less: valuation allowance	—	(3,485)	(497)

Net deferred tax assets	542	—	—

Deferred tax liabilities:
Intangible assets, net	—	(1,124)	(160)

Total gross deferred tax liabilities	—	(1,124)	(160)

Net deferred tax assets (liabilities)	542	(1,124)	(160)

Tax operating loss carryforwards of the Company amounted to RMB9,941,000 as of March 31, 2008, which will expire during the year ended March 31, 2012.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of March 31, 2007, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management has not provided a valuation allowance because management believes it is more likely than not that the Company will realize the benefits. As of March 31, 2008, deferred income tax assets represented the acquired tax operating loss carryforwards of BBE and other deferred tax assets identified in the BBE acquisition. BBE incurred tax operating loss through March 2008. Management believes that BBE’s cumulative losses arising from recurring business in recent years, constituted significant negative evidence that deferred tax assets would not be realizable and this evidence outweighed the Company’s expectations that BBE would generate sufficient future taxable income. Therefore, a full valuation allowance has been provided against BBE’s deferred income tax assets as of the date of acquisition on January 8, 2008 and March 31, 2008. The subsequent recognition of those acquired tax benefits (by release of a valuation allowance) will be allocated to reduce goodwill related to the acquisition of BBE. The amount of the deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period also change.

As of April 1, 2007 and for the year ended March 31, 2008, the Company did not have any unrecognized tax benefits and thus, no interest and penalties recorded to unrecognized tax benefits were recorded. In addition, it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the PRC subsidiaries for the tax calendar years 2003 to 2007 are subject to examination by the relevant tax authorities.

12	Related Party Transactions

Prior to July 31, 2006, GE China Co., Ltd. (“GE”) was a shareholder of the Company. Sales to GE and its related parties were RMB4,077,000 during the year ended March 31, 2006. Because of the relationship between the Company and GE at the time the sales was made, it is possible that the terms of these transactions are not the same as those that would result from transactions with third parties. Sales for GE were generally at prices which are less than prices charged to third parties.

On March 22, 2006, the Company completed a secondary public offering of 57,500,000 shares held by certain existing shareholders. In this offering, the selling shareholders received of the net proceeds from the sale of shares and all of the expenses, including underwriting discounts and commissions, related to this offering were funded by the selling shareholders. During the year ended March 31, 2006, the Company received RMB10,422,000 from the selling shareholders to pay the expenses on behalf of the shareholders, which was recorded in accrued expenses and other liabilities in the accompanying balance sheet. During the year ended March 31, 2006 and 2007, RMB802,000 and RMB9,620,000, respectively, in offering expenses were paid, respectively.

Further, upon the completion of the secondary offering, the Company received RMB5,905,000 from certain selling shareholders to compensate the time, resources and effort of the Company’s management in facilitating the secondary offering. The amount was recorded in other income (expense) in the consolidated financial statements during the year ended March 31, 2006.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

13	Segment Information

The Company’s principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Company’s internal organization. The Company’s reportable segments for the year ended March 31, 2006, were HIFU System and ECLIA System. Following the Company’s acquisition of FISH operation as described in note 3(a), the Company’s three reportable segments are HIFU System, ECLIA System and FISH System.

The Company’s chief operating decision-maker has been identified as the Chief Executive Officer. During the year ended March 31, 2008, the Company changed its measure of reported segment profit or loss to be gross profit (i.e., revenues less cost of revenues) in order to align the segment disclosures with the way the Chief Executive Officer assesses performance of the segments. Prior periods have been revised to be consistent with current year presentation. The effect was to eliminate certain operating expenses that were included in previously reported segment profit or loss. The change had no impact on previously reported gross profit by segment. There are no inter-segment revenue transactions and, therefore, revenues are only to external customers. The Company does not allocate any specific assets or expenditures for long lived assets to the operating segments, as Chief Executive Officer does not use the information to measure the performance of the reportable segments.

The accounting policies of the segments are the same as those used by the Company.

	HIFU System	ECLIA System	FISH System	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended March 31, 2006
Revenues	246,878	124,889	—	371,767
Cost of revenues	(72,849)	(37,645)	—	(110,494)

Segment income	174,029	87,244	—	261,273

Operating expenses				(68,010)

Operating income				193,263
Other income, net				9,790
Interest income				14,048

Earnings before income taxes				217,101

Depreciation and amortization included in cost of revenues	(786)	(15,773)	—	(16,559)

Year ended March 31, 2007
Revenues	331,420	215,550	—	546,970
Cost of revenues	(93,864)	(57,750)	—	(151,614)

Segment income	237,556	157,800	—	395,356

Operating expenses				(105,085)

Operating income				290,271
Other income, net				6,024
Interest income				41,970
Interest expense and amortization of debt issuance costs				(18,453)

Earnings before income taxes				319,812

Depreciation and amortization included in cost of revenues	(794)	(16,726)	—	(17,520)

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

	HIFU System	ECLIA System	FISH System	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended March 31, 2008
Revenues	368,317	380,520	166,901	915,738
Cost of revenues	(100,999)	(103,143)	(142,294)	(346,436)

Segment income	267,318	277,377	24,607	569,302

Operating expenses				(145,350)

Operating income				423,952
Other income, net				3,133
Interest income				28,649
Interest expense and amortization of debt issuance costs				(52,315)

Earnings before income taxes				403,419

Depreciation and amortization included in cost of revenues	(892)	(22,726)	(73,648)	(97,266)

The reconciliation of depreciation and amortization included in cost of revenues to consolidated depreciation and amortization is as follow:

	Year ended March 31,
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Depreciation and amortization included in
Cost of revenues	16,559	17,520	97,266	13,871
Research and development	80	3,731	4,795	684
Sales and marketing	—	—	171	24
General and administrative	2,061	6,163	4,068	580

Total depreciation and amortization expense	18,700	27,414	106,300	15,159

14	Fair Value of Financial Instruments

The carrying amount of financial assets, such as cash, accounts receivable, other receivables, accounts payable and other current payables, approximates their fair values because of the short-term maturity of these instruments. As of March 31, 2007 and 2008, the fair value of the Convertible Notes, determined based on quoted market value, was approximately US$152,250,000 (RMB1,175,857,200) and US$222,000,000 (RMB1,556,664,000), respectively. As of March 31, 2007, the fair value of the long-term payable related to FISH acquisition was approximately RMB67,206,000, which was determined as the present value of expected future cash flows discounted at a rate of 7.2%, representing the Company’s borrowing rate for debt with similar terms.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

15	Business and Credit Concentrations

All of the Company’s customers are located in the PRC. During the year ended March 31, 2006, sales to Beijing Wei Jian Da Medical Technology Co., Ltd. and Beijing Yi Min Wei Kang Technology Co., Ltd. comprised 25% and 11%, respectively, of revenue. The Company had no customer that individually comprised 10% or more of revenue for the years ended March 31, 2007 and 2008.

Accounts receivable from five customers, who individually comprise 10% or more of the outstanding balance as of March 31, 2007, represented 68% of the balance of the account as of March 31, 2007. The Company has no customer that individually comprised 10% or more of the outstanding balance as of March 31, 2008.

As of March 31, 2007 and 2008, the Company’s cash balance was held at major financial institutions located in the PRC. Further, as of March 31, 2007 and 2008, the Company’s cash balance included US$ denominated bank deposits of US$74,840,000 and US$23,190,000 (equivalent to RMB578,004,000 and RMB162,608,000), respectively. Management believes that these major financial institutions are of high credit quality.

The Company is dependent on single-source suppliers for much of the materials and major components used to manufacture its products. If the supply of certain materials or components were interrupted, the Company’s own manufacturing process could be delayed and could cause a possible loss of sales, which would adversely affect operating results. Purchases (net of VAT) made from the two local suppliers for the ultrasound imaging system and treatment bed for the years ended March 31, 2006, 2007 and 2008 were RMB53,288,000, RMB79,966,000 and RMB73,215,000 (US$10,441,000), respectively.

The Company’s business is affected by competition in the market for the products that many of the Company’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. The loss of sales to any of these customers could have a material adverse effect on the Company’s business and results of operations. Furthermore, these customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company’s agreements with its key customers could have a material adverse effect on its business and results of operations.

16	Share-Based Compensation

On February 2, 2005, the Company adopted the 2005 stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to directors and employees. The Company has reserved an aggregate of 30,000,000 of its ordinary shares for issuance under the Plan. The Plan will remain in effect for 5 years starting from the date of adoption.

On November 12, 2006, the Company adopted the Amended and Restated 2005 Stock Option Plan (the “Restated Plan”) pursuant to which the Company’s Board of Directors may grant stock options to employees, directors and consultants. The Restated Plan is administered by an administrative committee. The per share exercise price of the option for the ordinary shares shall be such price, determined by the administrative committee. The Restated Plan will remain in effect for 5 years starting from the date of adoption.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

Restricted shares

Prior to March 31, 2007, no shares were granted. On June 11, 2007, the Company granted 1,800,000 restricted shares, equivalent to 180,000 ADSs to certain directors and management personnel. The restricted shares vest over a period of three years commencing from the date of grant.

On October 1, 2007 and November 16, 2007, the Company granted a total of 120,000 restricted shares, equivalent to 12,000 ADSs to new independent directors. The restricted shares vest over a period of three years commencing from the date of grant.

Share-based compensation expense with respect to the restricted shares was measured based on the fair value of the Company’s ordinary shares at the date of grant and is recognized on a straight-line basis over the three-year vesting period. The grant-date fair value of restricted shares is based on the market price of the Company’s ADR on the grant date.

No compensation cost for restricted shares was recognized for the years ended March 31, 2006 and 2007. The amount of compensation cost recognized for restricted shares was RMB14,225,000 (US$2,029,000) for the year ended March 31, 2008 of which RMB1,336,000 (US$191,000) was recorded as research and development expenses and RMB12,889,000 (US$1,838,000) was recorded as general and administrative expenses. No income tax benefit was recognized in the income statement for these restricted shares as such compensation expenses were recorded and incurred by China Medical Technologies, Inc., a Cayman Islands incorporated entity.

A summary of the restricted share activity for the year ended March 31, 2008 is as follows:

	Number of Restricted shares	Grant Date Weighted Average Fair value
		US$
Balance as of April 1, 2007	—	—
Granted	1,920,000	5,064,000
Vested	—	—
Forfeited	(90,000)	(227,700)

Balance as of March 31, 2008	1,830,000	4,836,300

Exercisable as of March 31, 2008	—	—

Stock options

On August 8, 2005, the Company granted options to purchase an aggregate of 400,000 ordinary shares, equivalent to 40,000 ADSs, at an exercise price of US$1.50 per share (“August 2005 Option”) to two directors. The share options vest over a period of two years and expire on December 31, 2009.

On June 11, 2007, the Company granted 750,000 share options, equivalent to 75,000 ADSs to certain management personnel at an exercise price of US$2.53 per share (“June 2007 option”). The share options vest over a period of three years and expire on May 31, 2012.

The amount of compensation cost recognized for share options was RMB238,000, RMB1,260,000 and RMB2,435,000 (US$347,000) for the year ended March 31, 2006, 2007 and 2008, respectively, of which RMB

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

nil, RMB nil and RMB1,461,000 (US$208,000), respectively, was recorded as research and development expenses, and RMB238,000, RMB1,260,000 and RMB974,000 (US$139,000) respectively was recorded as general and administrative expenses. No income tax benefit was recognized in the income statement for these share options as such compensation expenses were recorded and incurred by China Medical Technologies, Inc., a Cayman Island incorporated entity.

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Balance as of March 31, 2005	400,000	1.36
Granted during the year ended March, 31 2006	400,000	1.50
Balance as of March 31, 2006 and 2007	800,000	1.43
Granted	750,000	2.53
Exercised	(466,660)	1.48
Forfeited	—	—

Balance as of March 31, 2008	1,083,340	2.17	3.07	2,100,600

Exercisable at March 31, 2008	333,340	1.36	0.61	916,400

The weighted average option fair value of US$0.39 (RMB3.16) per share or an aggregate of RMB1,265,000 (US$156,000) for the options granted on August 8, 2005 was estimated using the Black-Scholes option-pricing model. The weighted average option fair value of US$0.90 (RMB6.92) per share or an aggregate of RMB5,189,000 (US$677,000) for the options granted on June 11, 2007, the date of grant was estimated using the Hull and White Binomial option-pricing model. The following assumptions were used to estimate the fair value of the options:

	August 2005 Option	June 2007 Option
Option granted	400,000	750,000
Average risk-free interest rate of return	4.216%	5.07%
Early Exercise Multiple	—	2.0x
Expected Exit Rate (Post-vesting)	—	5.0%
Weighted average expected option life	3 years	—
Volatility rate	30.00%	40.00%
Dividend yield	0.0%	1.1%
Share price	US$1.50	US$2.53

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (continued)

For the years ended March 31, 2006, 2007 and 2008

As of March 31, 2008, there was RMB20,047,000 (US$2,859,000) of total unrecognized compensation cost related to stock options and restricted shares. This cost is expected to be recognized over a weighed average period of 1.68 years.

17	Commitments and Contingencies

(a)	Operating lease obligation

Rental expense under operating leases was RMB1,268,000, RMB3,855,000 and RMB5,801,000 (US$827,000), for the years ended March 31, 2006, 2007 and 2008, respectively. As of March 31, 2008, total future minimum lease payments under non-cancellable operating leases are as follows:

RMB’000
Year ending March 31,
2009	5,987
2010	1,992
2011 to 2013	—

7,979

(b)	Purchase obligation

In December 2005, BBE entered into an agreement with a supplier to purchase ECLIA analyzers for RMB18,000,000 at a unit price of RMB60,000 over a three year period commencing from January 1, 2006. As of March 31, 2008, BBE has purchased ECLIA analyzers amounting to RMB4,800,000 from this supplier.

18	Subsequent events

(a)	Declaration of dividend

On June 6, 2008, the Company’s Board of Directors declared a cash dividend on the Company’s ordinary shares of US$0.05 per share, equivalent to US$0.5 per ADS to the shareholders of record as of July 25, 2008. As a result of the declaration of dividend by the Company and pursuant to the terms of the indenture governing the Convertible Notes, the conversion rate of the Convertible Notes will be adjusted based on the closing market price of the Company’s ADS on July 25, 2008 and the conversion price of the Convertible Notes was subject to change.

(b)	Share-based compensation

On June 6, 2008, the Company granted 3,560,000 restricted shares, equivalent to 356,000 ADSs to certain directors, officers and employees. The restricted shares will vest over a period of three years.