Form 20-F
period 2009-03-31
China Medical Technologies, Inc.
filed 2009-09-30
CIK 1326059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

Beijing 100176

People’s Republic of China

Telephone: (86) 10 6787 1166

Fax: (86) 10 6788 9588

Email: IR@chinameditech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 ordinary shares, par value $0.10 per share	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Name of each exchange and Title of each class on which registered:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 321,066,661 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 10 ordinary shares;

•	“Articles of association” are to our memorandum and articles of association, as amended and restated from time to time;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.10 per share; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” “China Medical” and “CMED” refer to China Medical Technologies, Inc., its predecessor and wholly owned subsidiary, YDME Beijing, and all other direct and indirect consolidated subsidiaries of China Medical Technologies, Inc.

In addition, unless otherwise indicated, references in this annual report on Form 20-F to:

•	“BBE” are to Beijing Bio-Ekon Biotechnology Co., Ltd.;

•	“Beijing Chengxuan” are to Beijing Chengxuan Economic and Trade Co., Ltd.;

•	“Beijing GP” are to Beijing GP Medical Technologies Co., Ltd., one of our wholly owned subsidiaries in China;

•	“Beijing Weixiao” are to Beijing Weixiao Biological Technology Development Co., Ltd.;

•	“Chengxuan” are to Chengxuan International Ltd.; and

•	“YDME Beijing” are to Beijing Yuande Bio-Medical Engineering Co., Ltd., our predecessor and wholly owned subsidiary in China.

The following technical and industry specific terms used in this annual report on Form 20-F have the meanings set forth below:

•	“CCD camera” means charge-couple-device camera equipped with a chip to control the brightness and brilliance of colors of the recorded images;

•	“DNA” means deoxyribonucleic acid, a nucleic acid molecule that contains the genetic instructions for the development and functioning of all known living organisms;

•	“DNA chip” means a molecular diagnostic biosensor chip used with SPR-based analysis system for the diagnosis of infectious diseases, cancers, cardiovascular disorders and immune system disorders;

•	“ECLIA analyzer” means an IVD instrument capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce quantitative diagnostic results;

•	“ECLIA reagent kits” means reagent kits designed to be used with the ECLIA analyzers to perform IVD tests;

•

“ECLIA system” means an integrated luminescence immunoassay IVD system comprised of an analyzer and reagent kits for detecting and quantifying a specific antigen or antibody in a blood or body fluid sample using an immunological reaction;

•

“FISH imaging analyzer” means an integrated system comprised of a fluorescent microscope, CCD camera and FISH imaging analysis software that enable medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities using fluorescent in situ hybridization technology;

•	“FISH business” means the business of manufacturing and selling FISH imaging analysis system and FISH probes that we acquired in March 2007;

•	“FISH probes” means a synthetic piece of DNA coupled with a fluorescent indicator, or tag, so that the chromosomes or genes that it binds to can be directly visualized under a fluorescent microscope;

•	“FISH products” or “FISH system” means the FISH imaging analyzer and the FISH probes;

•

“Fluorescent in situ hybridization technology” or “FISH technology” means a molecular diagnostic technology that uses a fluorescent-labeled probe to detect and localize the presence or absence of specific DNA sequences on chromosome;

•	“HIFU” means high intensity focused ultrasound;

•	“HIFU therapy system” means an ultrasound-guided ablation system that is used for the non-invasive treatment of solid tumors;

•

“HIV” means human immunodeficiency virus, a retrovirus that can lead to acquired immunodeficiency syndrome, a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections;

•	“HPV” means human papillomavirus, a common virus that infects the skin and mucous membranes of humans, causing various kinds of warts as well as cervical cancer;

•	“HPV-DNA chip” means a label-free DNA chip for the diagnosis of HPV infection and genotyping of HPV;

•	“In-vitro diagnostics” or “IVD” means the detection and monitoring of diseases through laboratory evaluation and the analysis of bodily fluids and tissues from patients;

•	“IVD systems” consists of the ECLIA analyzer, ECLIA reagent kits, FISH imaging analyzer and probes, SPR system and HPV-DNA chips;

•	“Luminescence immunoassay IVD system” means an advanced, light-based IVD system commonly used in the United States and Western Europe;

•	“Probes” means a piece of labeled DNA used to detect the presence of a complementary DNA sequence by molecular hybridization;

•	“Reagent” means a substance used in a chemical reaction to detect, measure and produce other substances;

•	“Reagent kits” means commercially prepared reagent sets, with accessory devices, containing all major components necessary to perform IVD tests;

•	“SPR” means surface plasmon resonance, a leading biosensor technology in molecular biology used for the analysis of proteins, nucleic acids and viruses;

•

“SPR-based analysis system” or “SPR system” means a label-free analysis system that utilizes SPR technology in various clinical diagnostic applications, such as the detection of biomarkers related to infectious diseases, cancers, cardiovascular disorders and immune system disorders; and

•	“SPR business” means the business of manufacturing and selling SPR system and DNA chips, including the SPR-related assets that we acquired in December 2008.

We completed the initial public offering of 7,360,000 ADSs, each representing 10 ordinary shares in August 2005. On August 10, 2005, we listed our ADSs on the Nasdaq Global Select Market (then called the Nasdaq National Market) under the symbol “CMED”. On March 27, 2006, we completed a follow-on offering of 5,750,000 ADSs, which were sold by certain shareholders. On November 21, 2006, we completed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due November 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

Concurrently with the offering of 3.5% Convertible Senior Subordinated Notes due November 2011, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. Pursuant to the forward repurchase contract, we repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,392 ADS at US$25.78 per ADS. We filed a registration statement on Form F-3 (333-139777) to register the resale of the convertible notes and the ADSs issuable upon conversion of the convertible notes in January 2007 and the registration statement was declared effective by the SEC on January 26, 2007. On August 15, 2008, we completed an offering of US$276 million principal amount of 4.0% Convertible Senior Notes due August 2013 pursuant to a registration statement on Form F-3 (333-152937) which was filed and became effective on August 11, 2008. Concurrently with the offering of 4.0% Convertible Senior Notes due August 2013, we entered into an ADS issuance and repurchase agreement with affiliates of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, or the Dealers. Pursuant to the ADS issuance and repurchase agreement, we issued 4,700,000 ADSs to the Dealers at a consideration of US$1.00 per ADS. The Dealers will be obligated to deliver to us an equal number of ADSs in the future. On the same day we issued the ADSs to the Dealers, we prepaid a purchase price of US$1.00 per ADS for the 4,700,000 ADSs to be repurchased from the Dealers by us in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of income data (other than ADS data) for the fiscal years ended March 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of March 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The following selected consolidated balance sheet data as of March 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. The following selected consolidated statement of income data (other than ADS data) for the fiscal years ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements. In December 2008, we sold the HIFU business to Chengxuan and discontinued the HIFU business. As a result, the HIFU business has been accounted for as a discontinued operation in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) in our consolidated financial statements. As required by U.S. GAAP, we have reclassified the comparative operating results of the discontinued operation for the fiscal years ended March 31, 2005, 2006, 2007 and 2008 as discontinued operations in our consolidated statements of income for the respective fiscal years. Our consolidated statements of income for the fiscal years ended March 31, 2005 and 2006 as reclassified are not audited by our independent registered public accountants.

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

	Year ended March 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)
	(in thousands, except for number of shares, per share and per ADS data)
Consolidated Statement of Income Data:
Revenues	40,272	124,889	215,550	547,421	829,950	121,464
Gross profit	25,232	87,244	157,800	301,984	597,379	87,427
Operating income	10,120	44,033	91,507	188,130	144,228	21,108
Other income (expense), net	192	20,098	24,217	(23,565)	(73,243)	(10,719)
Income from continuing operations before income taxes	10,312	64,131	115,724	164,565	70,985	10,389
Income tax expense	(604)	(4,490)	(12,049)	(51,999)	(73,042)	(10,690)
Income (loss) from continuing operations	9,708	59,641	103,675	112,566	(2,057)	(301)
Income from and gain on sale of discontinued operation, net	108,735	139,372	186,043	212,656	364,409	53,331
Net income	118,443	199,013	289,718	325,222	362,352	53,030
Net income (loss) per share—Basic(1):
Income (loss) from continuing operations	0.05	0.24	0.39	0.43	(0.01)	(0.00)
Income from and gain on sale of discontinued operation, net	0.54	0.56	0.69	0.81	1.39	0.20
Total	0.59	0.80	1.08	1.24	1.38	0.20
Net income (loss) per share—Diluted(1):
Income (loss) from continuing operations	0.05	0.24	0.38	0.43	(0.01)	(0.00)
Income from and gain on sale of discontinued operation, net	0.54	0.56	0.69	0.81	1.39	0.20
Total	0.59	0.80	1.07	1.24	1.38	0.20
Net income (loss) per ADS—Basic(2):
Income (loss) from continuing operations	0.49	2.42	3.85	4.29	(0.08)	(0.01)
Income from and gain on sale of discontinued operation, net	5.44	5.65	6.91	8.11	13.87	2.03
Total	5.93	8.07	10.76	12.40	13.79	2.02
Net income (loss) per ADS—Diluted(2):
Income (loss) from continuing operations	0.49	2.41	3.85	4.27	(0.08)	(0.01)
Income from and gain on sale of discontinued operation, net	5.44	5.64	6.90	8.07	13.87	2.03
Total	5.93	8.05	10.75	12.34	13.79	2.02
Dividend paid per share	—	—	—	0.28	0.34	0.05
Dividend paid per ADS	—	—	—	2.80	3.42	0.50
Weighted average number of shares outstanding
Basic	200,000,001	246,878,001	269,232,171	262,218,999	262,776,289	262,776,289
Diluted	200,018,001	247,163,001	269,508,465	263,464,624	262,776,289	262,776,289

(1)	If YDME Beijing and Beijing GP had not had any preferential tax rates or tax holidays, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Year ended March 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, per share and per ADS data)
Income from continuing operations per share
Basic	0.00	0.01	0.02	0.19	0.41	0.06
Diluted	0.00	0.01	0.02	0.19	0.41	0.06

(2) Each ADS represents 10 ordinary shares.
	As of March 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash	14,646	843,791	1,173,640	682,679	1,456,410	213,147
Working capital(1)	(66,707)	906,875	764,090	671,990	1,043,911	152,777
Goodwill and intangible assets	239,662	224,744	1,565,362	1,550,447	3,496,128	511,661
Total assets	457,768	1,375,841	3,192,228	2,931,804	5,783,176	846,372
Amounts due to related parties (current and non-current)	102,714	—	—	—	—	—
Convertible notes	—	—	1,158,480	1,051,800	2,910,815	426,000
Payables and deferred credit related to FISH acquisition/SPR acquisition (current and non-current)	—	—	530,598	65,793	707,205	103,500
Total liabilities	203,815	129,307	1,906,489	1,409,043	3,938,593	576,416
Total shareholders’ equity	253,953	1,246,534	1,285,739	1,522,761	1,844,583	269,956

(1)	Working capital is calculated using current assets minus current liabilities.

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in New York City for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York, or the noon buying rate, in effect on March 31, 2009, which was RMB6.8329 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On September 25, 2009, the noon buying rate was RMB6.8273 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009 (through September 25)	6.8273	6.8320	6.8470	6.8176
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September (through September 25)	6.8273	6.8278	6.8303	6.8247

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We may not succeed in sustaining and expanding the market for our ECLIA business and our free arrangement for ECLIA analyzer, whereby we will provide ECLIA analyzers to certain hospitals free of charge, may not be successful in generating additional recurring revenue from sales of our ECLIA reagent kits.

We began marketing and selling our ECLIA analyzers and reagent kits in September 2004. Our ECLIA system is referred to as a “closed” system since our ECLIA analyzer can only be used with reagent kits manufactured by us and our reagent kits can only be used with our ECLIA analyzer. Gross profit derived from the ECLIA business was RMB157.8 million, RMB277.4 million and RMB366.2 million (US$53.6 million) for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. In order to further expand the installed base of our ECLIA analyzers and derive additional recurring revenue from sales of our reagent kits, we started to provide our ECLIA analyzers to hospitals with certain diagnostic volume free of charge to promote the sales of our ECLIA reagent kits in April 2008.

Going forward, the long-term success of our ECLIA business depends on several factors, including our ability to:

•	successfully promote product awareness of our ECLIA analyzers and reagent kits in China;

•	develop new reagent kits to expand the applications of our ECLIA system;

•	increase the usage of reagent kits in hospitals;

•	continue to expand the installed base of our ECLIA analyzers and derive recurring revenue from sales of our reagent kits;

•	competitively price our ECLIA reagent kits;

•	select effective distributors; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new reagent kits in a timely manner.

Luminescence immunoassay technology is a well established method of clinical diagnosis. As a result, our ECLIA business is competing in a market in which there are already many established industry players. We cannot assure you that we will be able to successfully market or sell our ECLIA analyzers and reagent kits in the future. In addition, we cannot assure you that our free arrangement for ECLIA analyzer would successfully expand the installed base of our ECLIA analyzers and increase recurring revenue from sales of reagent kits and that there would be no negative impact on our existing customer base or revenue stream. We also cannot assure you that our ECLIA business, or any future enhancements to our ECLIA business, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our ECLIA business. If there is insufficient demand for our ECLIA analyzers and reagent kits, our business, financial condition and results of operations may be harmed. In addition, any announcement of new products, services or enhancements by us or our competitors may cause our customers to cancel or postpone purchasing decisions for our existing products in anticipation of these new products, services or enhancements.

We may not succeed in sustaining and expanding the market for our FISH probes and our limited operation experience with FISH probes makes evaluating our FISH business and its prospects difficult.

We only introduced our FISH business to the market in June 2007. We develop and manufacture FISH probes internally. Our FISH probes can be used with the FISH imaging analyzers purchased directly from the manufacturers or sold by us. Gross profit derived from the FISH business was RMB24.6 million and RMB231.2 million (US$33.8 million) for the fiscal years ended March 31, 2008 and 2009, respectively. The success of our FISH business depends on several factors, including our ability to:

•	successfully promote product awareness of the FISH probes in China;

•	expand our direct sales force targeting large hospitals;

•	successfully expand the installed base of the FISH imaging analyzers and derive increasing recurring revenue from sales of our FISH probes;

•	competitively price our FISH probes;

•	develop new FISH probes to expand the applications of our FISH business for diagnosis of new diseases and disorders; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new FISH probes in a timely manner.

FISH is an established technology for clinical diagnosis of genetic syndromes in the prenatal and postnatal settings and diagnosis of cancers in Western countries. As a result, our FISH probes are competing in the Chinese market in which there are international players with extensive experience. The adoption rate of the FISH imaging analyzers and probes in China is low and we cannot assure you that we will be able to successfully market or sell our FISH probes despite our cost advantage and our distribution experience in China. We also cannot assure you that our FISH probes, or any future enhancements to our FISH probes, will generate adequate revenue to offset our investments and costs in acquiring, developing or marketing our FISH probes. If there is insufficient demand for our FISH probes, our business, financial condition and results of operations may be materially and adversely affected. In addition, any announcement of price change, new products, services or enhancements by our competitors may cause our customers to cancel or postpone purchasing decisions for our FISH probes.

In addition, our limited operating history with the FISH probes may not provide a meaningful basis for you to evaluate our business, financial performance and prospects in our FISH business. We may not have sufficient experience to address the risks frequently encountered by early-stage companies or companies exploring in new industries, and as a result we may not be able to:

•	maintain profitability;

•	continue to effectively commercialize our FISH probes;

•	acquire and retain customers;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	increase the market awareness of our FISH probes;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers, distributors and direct-selling hospitals; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We may not succeed in developing a market for our SPR system and HPV-DNA chips.

We acquired our SPR technology and related assets in December 2008 and only began to introduce our SPR systems and HPV-DNA chips to certain existing hospital customers in April 2009. Since then, the progress of the placement of our SPR systems with hospitals was significantly affected because the attention of our senior management was significantly diverted to the internal investigation started in April 2009. As a result, we do not expect to start delivery of our SPR systems to our customers until October 2009 and do not expect to generate revenue from the sale of HPV-DNA chips until January 2010. Our SPR system is referred to as a “closed” system since our SPR system can only be used with DNA chips manufactured by us and our DNA chips can only be used with our SPR system. In order to expand the installed base of our SPR systems and derive recurring revenue from sales of our DNA chips, we plan to provide our SPR systems free of charge to large hospitals to promote the sales of our DNA chips.

The success of our SPR business depends on several factors, including our ability to:

•	devote sufficient management attention and resources to the promotion and development of our SPR business;

•	successfully promote product awareness of our SPR system and DNA chips in China;

•	develop new DNA chips to expand the applications of our SPR system;

•	continue to expand the installed base of our SPR systems and derive recurring revenue from sales of our DNA chips;

•	competitively price our DNA chips; and

•	comply with new or changing regulatory requirements and obtain additional regulatory approvals or clearances for new DNA chips in a timely manner.

We are the first company in China to manufacture SPR system and HPV-DNA chips for clinical diagnosis and we cannot assure you that we will be able to successfully market or sell our DNA chips despite our cost advantage and our distribution experience in China. In addition, we cannot assure you that our free arrangement for SPR system would successfully expand the installed base of our SPR system and increase recurring revenue from sales of DNA chips and that there would be no negative impact on our existing customer base or revenue stream. We also cannot assure you that our HPV-DNA chips, or any new DNA chips that we may develop in the future, will generate adequate revenue to offset our investments and costs in acquiring, developing and marketing our SPR system and DNA chips. If there is insufficient demand for our DNA chips, our business, financial condition and results of operations may be adversely affected. In addition, any announcement of price change, new products, services or enhancements by our competitors may cause our customers to cancel or postpone purchasing decisions for our products.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

We derive substantially all of our revenues from sales of our ECLIA reagent kits and FISH probes. A reduction in, or a failure to increase, the revenues of our ECLIA reagent kits and FISH probes would cause our revenues to decline and could materially harm our business.

We derive substantially all of our revenues from sales of our ECLIA reagent kits and FISH probes. Sales of our ECLIA reagent kits and FISH probes accounted for 67%, 70% and 98% of our total revenues for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. We expect sales of our ECLIA reagent kits and FISH probes to continue to comprise substantially all of our revenues until we start to generate substantial revenue from our SPR business, which we do not expect to occur in 2009, and will continue to comprise a substantial portion of our revenues thereafter. Therefore, a reduction in, or our failure to increase, revenues from sales of our ECLIA reagent kits and FISH probes, could materially harm our business, results of operations and prospects.

Our ECLIA customers, mainly distributors, have reduced their inventory level in recent months in anticipation of price reduction on our ECLIA reagent kits due to increasing market competition and we reduced the selling price of our ECLIA reagent kits in September 2009 in order to maintain our competitiveness. The reduction in orders for our ECLIA reagent kits and their selling prices have negatively affected our revenues from ECLIA business and such negative impact may continue. While we have adopted, and will continue to adopt, measures to increase the sales of our ECLIA reagent kits, we cannot assure you that these measures will be effective or that our revenues from sales of ECLIA reagent kits will not decline further. While we have not experienced similar reduction in orders and prices of our FISH probes, such reduction could occur at any time in the future, which would cause our revenues from the FISH business to decline. If we fail to successfully address the decline in the sales of our ECLIA reagent kits or experience decline in the sales of our FISH probes, our revenues may decline significantly and our business and operating results may be materially and adversely affected.

Current global economic slowdown and crisis in the global financial market have negatively impacted, and may continue to negatively impact, our business, financial condition and results of operations.

The current global economic slowdown and turmoil in the global financial markets have resulted in a general credit crunch, an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility, which have negatively impacted our business. We are unable to predict how long the economic downturn will last. A continuing economic downturn may continue to adversely affect our business in a number of ways, including:

•

Greater difficulty in collecting accounts receivable. Many of the end-users of our products are state- owned or controlled hospitals; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which may thereby cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, could expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

•

Greater difficulty in obtaining purchased goods and services. We expect that many of our suppliers will face the same or more challenging circumstances as we face in the current economic downturn, which could result in an adverse effect on our cash flows and liquidity. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally, if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction with us are uncertain.

•

Restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management will be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary, could result in restructuring charges and/or asset impairment charges being recognized in the fiscal year ending March 31, 2010 and beyond.

We may need to pay significant amount of compensation in connection with the sale of the HIFU business to Chengxuan in December 2008 and may get into lawsuits or arbitration proceedings with Chengxuan if Chengxuan makes a claim against us again and we cannot resolve the dispute through amicable means, which could negatively impact our business, financial condition and results of operations.

In December 2008, we completed the sale of the HIFU business to Chengxuan International Ltd., or Chengxuan, which is a major shareholder of us and beneficially owned by Mr. Xiaodong Wu, our founder, the chairman of our board of directors and our chief executive officer. In June 2009, we received a letter from Chengxuan in connection with a notice issued by the State Food and Drug Administration, or the SFDA, in April 2009. The notice from the SFDA required the submission of new clinical trial data for the renewal application of the registration certificate for the HIFU therapy system for the further evaluation of the renewal application and did not permit the sale of the HIFU therapy system starting from April 2009 until the approval of the renewal application. In August 2009, we received another letter from Chengxuan which updated their ongoing discussion with the SFDA about the requirements for the new clinical trial data for the HIFU therapy system, Chengxuan’s loss of revenues due to the unexpected prohibition on selling the HIFU therapy system since April 2009 and their indication of seeking maximum compensation of approximately US$15.5 million from us. We have established a special committee comprising two independent directors to evaluate and handle the related matters with Chengxuan and the special committee has engaged legal counsel to advise on Chengxuan’s request for compensation. We recently received another letter from Chengxuan which withdrew their claim of compensation from us. We are not sure if Chengxuan will make a claim of compensation again. If we fail to reach an agreement with Chengxuan for any claim they may make against us in the future, we may get into lawsuits or arbitration proceedings with Chengxuan which could be lengthy and costly and the result of any lawsuit or arbitration will be unpredictable and could negatively impact our business. Any compensation that we may need to pay Chengxuan in the future will negatively impact our results of operations and financial condition.

The discontinuation of the HIFU business and the acquisition of the SPR business make it difficult to evaluate our business as it is currently operated

In December 2008, we completed the sale of the HIFU business to Chengxuan and ceased the HIFU business. As a result, the HIFU business has been accounted for as a discontinued operation in accordance with U.S. GAAP in our financial statements. Also in December 2008, we acquired the SPR technology and related assets, but we do not expect to generate revenue from our SPR business until January 2010. Accordingly, our business as currently conducted is significantly different from our business conducted before December 2008 and our business will continue to evolve as the contribution from our SPR business increases. As such, it may be difficult for you to evaluate our business as it is currently accounted for and operated based on our historical financial information.

If we fail to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.

Our success depends, in part, on our ability to protect our proprietary technologies. In China, we own eight invention patents and 10 utility patents relating to our ECLIA system. We have filed patent applications relating to our SPR technologies in China. Invention patents are granted for invention or discovery of any new and useful process or article of manufacture, or any new and useful improvement thereof. Utility patents are granted for invention of a new and practical structure or form, or a combination of both, for an article of manufacture.

We applied for three ECLIA technology patents in the United States of which we have been granted one. We have also filed patent applications relating to our FISH technology and SPR technologies in the United States.

Due to the different regulatory bodies and varying requirements in the United States, we cannot assure you that we will be able to obtain patent protection for all or any aspects of our ECLIA, FISH and SPR technology in the United States. The process of seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, do not have, and will not develop, products that compete directly with our products despite our intellectual property rights.

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

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective, and are hampered by corruption and local protectionism. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could adversely affect our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may adversely affect our business, prospects and reputation.

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

Our brand name is critical to our success. Unauthorized use of our brand name by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies and agreements with our employees, customers, business partners and others to protect the value of our brand name. Despite our precautions, we cannot assure you that those procedures provide effective prevention for unauthorized third-party use of our brand name. Enforceability, scope and validity of protection of trademarks in the PRC are uncertain and still evolving, and we may not be successful in prosecuting unauthorized third-party use. Future litigation could also result in substantial costs and diversion of our resources, and could adversely affect our business, financial condition and results of operations.

Our business strategy to grow through acquisitions of new products or technologies may result in integration costs, failures and dilution to existing stockholders.

An important business strategy of ours is to acquire and commercialize medical technologies and products with significant market potential. We continue to seek attractive opportunities to acquire new products or technologies, particularly those that could assist us in advancing our current products, technologies and market penetration, or in expanding our product offerings or technologies. If we decide to acquire another company or its assets in order to obtain its products or technologies, we would face a number of risks including consummating the acquisition on unfavorable terms and not obtaining adequate financing, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. These acquisitions could also require that our management develop expertise in new areas, manage new business relationships and trade models, and attract new customers. Successful management and integration of acquisitions are subject to a number of risks, including difficulties in assimilating acquired operations and managing remote operations, potential loss of key employees, diversion of management’s attention from existing business operations, assumption of contingent liabilities and incurrence of potentially significant write-offs, which may adversely affect our business or results of operations. In addition, if we consummate such an acquisition through an exchange of our securities, our existing stockholders could suffer dilution.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

Our growth strategy includes our efforts to build our brand, develop new products, increase the installed base of our ECLIA systems by targeting small to medium-sized hospitals and accelerate market acceptance of our FISH probes, SPR system and HPV-DNA chips in large hospitals. This growth strategy requires significant capital resources, and we may not generate an adequate return on our investment. Our growth may involve the acquisition of new technologies, businesses, products or services, the creation of strategic alliances in areas in which we do not currently operate or the expansion of our distributor network and direct sales force. This could require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. We may also experience difficulties integrating these acquired businesses, products or services into our existing businesses and operations. The success of our growth strategy also depends in part on our ability to utilize our financial, operational and management resources and to attract, train, motivate and manage an increasing number of employees. The success of our growth strategy depends on a number of internal and external factors, such as:

•	the growth of the market for medical devices and supplies in China;

•	increase customer awareness and acceptance of our products;

•	continued enhancement of our research and development capabilities;

•	development of new ECLIA reagent kits, FISH probes and DNA chips to expand the applications of our ECLIA analyzers, FISH imaging analyzers and SPR systems; and

•	competition from other companies that offer IVD products in China.

Many of these factors are beyond our control and we may not be able to implement our growth strategy successfully or manage our expansion effectively.

We have a major shareholder that could exert substantial influence over our business, and its interests may not be aligned with the interests of our other shareholders.

Currently, Chengxuan, which is beneficially owned by Mr. Xiaodong Wu, our founder, the chairman of our board of directors and our chief executive officer, and its affiliated entities beneficially own approximately 23% of our outstanding ordinary shares. Chengxuan could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. The interests of Chengxuan may differ from the interests of our other shareholders. In addition, the concentration of ownership in Chengxuan may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In cases where the interests of our significant shareholders are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. In addition, Chengxuan could divert business opportunities from us to themselves or others.

If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.

We adopted a stock option plan in 2005. As of the date of this annual report, we have granted options to purchase 1,550,000 of our ordinary shares and 5,480,000 restricted shares under our 2005 stock option plan, as amended and restated. We account for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which requires a company to measure the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the related compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares or other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We are highly dependent on senior management and key research and development personnel.

We are highly dependent on our senior management to manage our businesses and operations and our key research and development personnel for the development of new technologies and applications and the enhancement of our existing products. In particular, we rely substantially on our chairman and chief executive officer, Mr. Xiaodong Wu, to manage our operations. We also depend on our key research personnel. In addition, we also rely on customer service personnel for the installation and support of our products and on marketing and sales personnel, engineers and other personnel with technical and industry knowledge to market, sell, install and service our products. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any of our senior management or key personnel could have a material adverse effect on our business and operations. Competition for senior management and research and development personnel is intense, and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key research and development personnel that we lose. In addition, if any member of our senior management or key research and development personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key research and development personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key research and development personnel.

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

Allegations of irregularities or improper conduct of our management, whether true or false, may cause us to undertake internal investigations and may cause government agencies to initiate investigations against us and could have a material adverse effect on our business, prospects and reputation and negatively impact our financial condition and results of operations.

Our audit committee received an anonymous letter, in which allegations of irregularities and improper conduct were made against our senior management in connection with our acquisitions of the FISH business and the SPR technology and related assets, our disposal of the HIFU business, our revenues as well as our relationships with stock analysts. Our audit committee, consisting of three independent directors, initiated an independent internal investigation into the allegations and engaged an independent law firm as well as independent forensic accountants to assist the audit committee to carry out the independent internal investigation in April 2009. The investigation covered not only the entire senior management team but also employees from various key departments of all of our operating subsidiaries. Our senior management and other relevant employees fully cooperated with the independent law firm and forensic accountants in the course of the investigation. The independent law firm and forensic accountants have substantially completed their investigative work and have reported to the audit committee that the investigation has not identified evidence to support the allegations made in the anonymous letter. Our senior management team and certain management personnel were required to devote significant time and effort to assist with the investigation and therefore had less time to spend on our operations, which we believe had contributed to the decline in our sales and the promotion of our SPR system during the course of the investigation. The costs of the independent internal investigation have also increased our general and administrative expenses substantially for the quarter ended June 30, 2009 and the quarter ended September 30, 2009. We cannot assure you that similar allegations of irregularities or improper conduct of our management will not occur in the future. If such allegations are made, we may need to undertake similar internal investigations. In addition, the allegations we have received and any future allegations of similar nature may cause government agencies that have supervisory power or regulatory authority over us to initiate investigations against us. Any of these investigations could be costly and time-consuming and may divert significant amount of our management attention and resources. Therefore, any allegation of irregularity or improper conduct of our management, whether true or false, could have a material adverse effect on our business, prospects and reputation and negatively impact our financial condition and results of operations.

We need to expand our existing sales force and distribution network to maintain and grow our business and revenues. If we fail to expand and maintain an effective sales force or successfully develop our relationship with distributors, our business, prospects and brand may be materially and adversely affected.

We currently market and sell substantially all of our ECLIA products to third-party distributors, while our FISH probes, SPR system and HPV-DNA chips are promoted, marketed or sold solely through our own direct sales force. As part of our growth plan, we intend to increase the number of distributors we utilize to distribute our ECLIA products and strengthen and grow our direct sales force targeting large hospitals to sell our FISH probes, SPR system and HPV-DNA chips. We have limited experience in managing a large sales force and distributor network. We cannot assure you that we will be able to maintain an effective sales force or successfully maintain our relationships with third-party distributors. If we fail to do any one of those, our sales could fail to grow or could even decline, and our ability to grow our business could be adversely affected. The expansion of our sales force and distribution network is also likely to require a significant investment of financial resources and management efforts, and the benefits, if any, which we gain from such expansion may not be sufficient to generate an adequate return on our investment.

If we fail to effectively manage our distribution network, our business, prospects and brand may be materially affected by actions taken by our distributors.

We have a limited ability to manage the activities of our third-party distributors, who are independent from us. Our distributors could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products in breach of their non-competition agreements with us;

•	fail to adequately promote our products;

•	fail to provide proper service to our end-users; or

•	violate the anti-corruption laws that apply to us in China or elsewhere.

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

A significant interruption in supply could prevent or limit our ability to provide our products to customers on a timely basis.

We purchase all our materials and major components from third-party suppliers and assemble our products in-house. Currently, we do not have any material long-term supply contracts with our suppliers. We, however, have not experienced any significant interruption of supplies in the past. Our purchases are made on a purchase order basis. If the supply of certain materials, components or services is interrupted, our own manufacturing process would be delayed. We may be unable to secure alternative sources of supply in a timely and cost-effective manner. We purchase the components of our ECLIA analyzer, FISH imaging analyzer and SPR system from various domestic and international suppliers. The raw materials for our ECLIA reagent kits, FISH probes and HPV-DNA chips are also supplied by various domestic and international vendors. The failure of any of these suppliers to provide materials to us, particularly if we are unable to obtain materials and major components from alternative sources on a timely basis or on commercially reasonable terms, could impair our ability to manufacture our products or increase our costs. We also plan to further increase the production and sales of our products in the future. If we are unable to obtain required materials and components that meet our production standards in sufficient quantities or at acceptable cost, we will be unable to increase our production and sales as planned. Failure to obtain adequate supplies of materials, components or services in a timely and cost-effective manner could delay our delivery to our customers. This delay could harm our reputation, cause us to lose sales, and force us to use more expensive sources of supply, which could significantly increase our production costs and harm our operating results. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our costs could substantially increase if we experience a significant number of warranty claims.

We generally provide 12-month product warranties against technical defects of our ECLIA analyzer, FISH imaging analyzer and SPR system. Our product warranty requires us to repair defects arising from product design and production process and if necessary, replace defective components. Historically, we have received a limited number of warranty claims for our ECLIA analyzer. The costs associated with our warranty claims have historically been relatively low. Thus, we generally do not accrue any liability for potential warranty claims at the time of sales, but rather at the time claims are actually made. As we only began selling the FISH imaging analyzer in June 2007, we currently only have a short period of historical data on the warranty claims for this product. The fluorescent microscope, CCD camera and imaging analysis software that are integrated into our FISH imaging analyzer are warranted by our component suppliers. As we have not delivered any SPR system yet, we currently have no historical data on the warranty claims for this product.

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

Substantially all of our manufacturing and research and development facilities are located in locations in or within proximity to Beijing, China. We do not maintain back-up facilities, so we depend on our manufacturing and other facilities for the continued operation of our business. Natural disasters or other catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars could disrupt our operations. We might suffer losses as a result of business interruptions and our operations and financial results might be materially and adversely affected. Moreover, any such event could delay our research and development programs.

If we are unable to successfully operate and manage our manufacturing operations, we may experience a decrease in revenues and gross margin.

As we ramp up our manufacturing operations to accommodate our planned growth, we may encounter difficulties associated with increasing production scale, including shortages of qualified personnel to operate our equipment, assemble our products or manage manufacturing operations, as well as shortages of key raw materials or components for our products. In addition, we may also experience difficulties in producing sufficient quantities of products or in achieving desired product quality. If we are unable to successfully operate and manage our manufacturing operations to meet our needs, we may not be able to provide our customers with the quantity or quality of products they require in a timely manner. This could cause us to lose customers and result in reduced revenues and gross margin.

Fluctuations in our quarterly operating results could cause our ADS price to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter depending upon numerous factors. Factors that may affect the fluctuation of our quarterly operating results include changes in pricing policies by us or our competitors, the length of our sales cycle, the timing and market acceptance of new product introductions and product enhancements by us or our competitors, customer order deferrals in anticipation of new or enhanced products offered by us or our competitors, the loss of key sales personnel or distributors, the commencement of any internal investigation, changes in government policies or regulations and a downturn in general economic conditions in China. Many of these factors are beyond our control, and you should not rely on our results of operations for prior quarters as an indication of our results in any future period. As our revenues vary significantly from quarter to quarter, our business is difficult to predict and manage, and our quarterly results could fall below investor expectations, which could cause our ADS price to decline.

We are subject to product liability exposure and have limited insurance coverage.

Our products are medical devices and we are exposed to potential product liability claims in the event that the use of our products causes or is alleged to have caused personal injuries or other adverse effects. A successful product liability claim against us could require us to pay substantial damages. Product liability claims against us, whether or not successful, are costly and time-consuming to defend. Also, in the event that our products prove to be defective, we may be required to recall or redesign such products. We do not have any product liability insurance to cover potential product liability arising from the use of our products. In addition, as the insurance industry in China is still in an early stage of development, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. To date, we have not been subject to any product liability claim, but we cannot assure you that such claim will not be brought against us in the future. A product liability claim, with or without merit, could result in significant adverse publicity against us, and could have a material adverse effect on the marketability of our products and our reputation, which in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not have any business interruption insurance coverage for our operations. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

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

Our earnings could be adversely affected if we recognize impairment losses on goodwill and other intangible assets relating to our acquisitions of the ECLIA, FISH and SPR technologies and BBE business.

As a result of our acquisitions of the ECLIA, FISH and SPR technologies and BBE business in August 2004, March 2007, December 2008 and January 2008, respectively, we have recorded goodwill and other intangible assets. Our intangible assets, other than goodwill, are amortized over their respective estimated useful lives, and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. Goodwill is tested for impairment by us annually as of year end or more frequently if an event or a circumstance indicates that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. In the future, we could recognize impairment losses on goodwill and other intangible assets and that impairment could result in a charge to our reported results of operations.

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

•

necessary regulatory clearances or approvals will be granted by the SFDA or other regulatory bodies for the commercialization and marketing of any new products or technologies as required on a timely basis or at all; or

•	any product or technology we develop can be commercialized or will achieve market acceptance.

Also, we may be unable to locate suitable products or technologies to acquire or acquire such products or technologies on commercially reasonable terms. Failure to develop, acquire, obtain necessary regulatory clearances or approvals for the commercialization of new products and technologies, or successfully commercialize or market potential new products or technologies could have a material adverse effect on our business, financial condition, results of operations or prospects.

In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China and other countries. If we fail to obtain clearances or approvals in a timely fashion, our business may be significantly affected.

The sale and marketing of our medical device products are subject to regulation in China and other countries where we plan to expand our product distribution. We are required to obtain registrations with the SFDA and the regulators administering the approval in countries where we plan to export. The process for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business could be significantly disrupted, and sales and profitability could be materially and adversely affected.

We need the SFDA approval for our ECLIA analyzer before we may sell this product. The SFDA approval we have obtained for our ECLIA analyzer will expire in July 2012, and we will need to renew this approval once it expires. We are also required to obtain a production permit from the provincial level food and drug administration before commencing the manufacture of our products. Our production permit for the manufacture of our ECLIA analyzer and reagent kits will expire in July 2010 and we will need to renew the production permit once it expires. Our production permit for the manufacture of our FISH probes, SPR system and DNA chips will expire in May 2011 and we will need to renew the production permit once it expires. Renewing our registration certificates and production permit entails submission of various information and the review of that submission by the applicable regulatory authorities. We do not foresee any significant difficulties in obtaining such renewal. But if we fail to obtain such renewal in a timely fashion, our business may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation”.

In April 2007, the SFDA announced a new regulation that became effective on June 1, 2007. Reagent kits used for IVD testing are divided into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each reagent kit. Our ECLIA reagent kits, FISH probes and DNA chips are classified as Class III and they therefore are subject to all regulatory control governing Class III category. We are required to obtain a registration certificate for each reagent kit prior to selling that reagent kit for clinical use. A reagent kit that is used for research purpose only, however, is exempt from registration and/or approval. A reagent kit intended for research use only must comply with the labeling requirements that present the statement: “For research use only. Not for use in diagnostic procedures” on the package. Of the 75 ECLIA reagent kits and 37 FISH probes that we market, 62 ECLIA reagent kits and 14 FISH probes are covered by registration certificates. Of the 13 ECLIA reagent kits and 23 FISH probes we currently sell for research use only, we have submitted registration applications for all of them. We expect to start selling our HPV-DNA chips for research purpose soon and we are in the process of applying for the registration certificate for our HPV-DNA chips. We intend to apply for registration certificates for all of our ECLIA reagent kits, FISH probes and DNA chips, but we may not succeed in obtaining registration certificates for all these ECLIA reagent kits, FISH probes and DNA chips or for any ECLIA reagent kits, FISH probes or DNA chips that we develop in the future. Before receiving the necessary registration certificate, these ECLIA reagent kits, FISH probes and DNA chips can be sold for research only. Thus, this may delay or limit growth in sales of our ECLIA reagent kits, FISH probes and DNA chips. See “Item 4. Information on the Company—B. Business Overview—Regulation”.

Competition in the markets in which we operate is expected to increase in the future.

Our ECLIA system competes with IVD systems and reagent kits offered in the China market by many established international companies, including Abbott Diagnostics, Siemens Healthcare, Beckman Coulter, PerkinElmer, Johnson & Johnson and Roche Group. There are also a number of China-based manufacturers who also offer luminescence immunoassay systems.

Our FISH probes compete with probes offered by Abbott Diagnostics. We are not aware of any China-based manufacturers who offer FISH probes in China.

Our SPR system and HPV-DNA chips compete with HPV test products offered by Qiagen, Hologic and certain China-based manufacturers. We are not aware of any China-based manufacturers who offer both an SPR system and HPV-DNA chips in China.

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

The IVD industry is characterized by constant technological change, and if we fail to respond effectively to technological changes, we could lose our competitive advantage.

The IVD industry in which we currently compete are characterized by:

•	changing technologies;

•	frequent new product introductions and enhancements;

•	changing customer needs; and

•	product obsolescence.

To develop new products and designs, we must develop or acquire and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and may cause a material adverse effect on our revenues in the future.

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

Laws, regulations or enforcement policies in China, including those regulating medical devices and supplies, are evolving and subject to future change. For example, under a regulation enacted by the SFDA in September 2002 and was renewed in April 2007, reagent kits are required to be registered with the SFDA and are subject to regulatory controls. As of August 31, 2009, we have obtained the SFDA registrations for 62 ECLIA reagent kits and 14 FISH probes we sell. We are in the process of obtaining the required registrations for the 13 ECLIA reagent kits and 23 FISH probes that are currently sold with research labels. Moreover, in October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagent kits. As a result, all manufacturers of ECLIA reagent kits were obligated to meet GMP standards by January 1, 2006. We are currently in compliance with such GMP requirements and obtained GMP certification for our ECLIA reagent kits in November 2005. The GMP certification is valid until October 2010. In 2007, the SFDA imposed certain quality control system assessment requirements for certain reagent products, covering our FISH probes and HPV-DNA chips. We met such requirements for FISH probes and HPV-DNA chips, respectively in September 2009.

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

We are a holding company and have historically relied on proceeds from equity and debt financings as well as dividends paid by our wholly owned operating subsidiaries, YDME Beijing, Beijing GP, and BBE, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our wholly owned subsidiaries to pay dividends to us for our cash needs. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. YDME Beijing, Beijing GP and BBE are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the reserves reach 50% of the subsidiaries’ own registered capital. These reserves are not distributable as cash dividends. In addition, if these three PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Therefore, we may not be able to receive sufficient amount of dividends from our subsidiaries to satisfy our cash needs, and if such situation arises, we will not have the funds necessary to pay dividends and other cash distributions to our shareholders, to service our debt or pay our operating expenses. See “—If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy resulted in an approximately 21% appreciation in the value of the Renminbi against the U.S. dollar between July 21, 2005 and September 25, 2009. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. As we import certain materials and supplies for ECLIA reagent kits and FISH probes from the United States and some European countries, fluctuations in the value of the Renminbi against the currencies of those countries may increase the cost of our ECLIA reagent kits and FISH probes. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering, our 3.5% Convertible Senior Subordinated Notes due November 2011, our 4.0% Convertible Senior Notes due August 2013 and the concurrent note offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in PRC could adversely affect our financial condition and results of operation.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted, and became effective on January 1, 2008. The EIT Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and eliminates most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. Specifically, an enterprise that was enjoying tax holidays on January 1, 2008 will continue to enjoy its existing tax holidays, unless such tax holidays did not yet start on January 1, 2008 due to the loss position of the enterprise, in which case such tax holidays shall commence on January 1, 2008. In accordance with a notice issued by the State Council in December 2007 on the implementation of transitional preferential tax treatments, or the Transition Implementation Notice, enterprises that were subject to income tax at the rate of 15% prior to 2008 will be subject to income tax at the rates of 18%, 20%, 22%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively.

The EIT Law, however, introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The recently published qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. YDME Beijing and BBE obtained the qualification certificates of “high and new technology enterprises” in 2008 with a validity period of three years starting from 2008 to 2010. However, the continuing qualification of YDME Beijing and BBE as “high and new technology enterprises” for the calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authorities in China. In addition, YDME Beijing and BBE will need to apply for a three-year extension upon the expiration of the current qualification certificates if they want to continue to enjoy the 15% reduced rate. We cannot assure you that YDME Beijing and BBE will continue to qualify as “high and new technology enterprises” under the EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any preferential tax treatments could materially increase our tax obligations.

Beijing GP was previously entitled to an EIT rate of 15% and was entitled to an exemption from EIT from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2012. While Beijing GP will be able to enjoy the tax holiday under the EIT Law and the Transition Implementation Notice, its 50% income tax reduction from January 1, 2010 to December 31, 2012 will be partially eliminated. Under the EIT Law and the Transition Implementation Notice, Beijing GP’s EIT rates are 0%, 0%, 11%, 12% and 12.5% for the calendar years from 2008 to 2012. While we may apply for qualification of Beijing GP as a “high and new technology enterprise” to reduce our income tax expense, we cannot guarantee that our application will be successful. In addition, the application process could be time-consuming and we will continue to be subject to the higher EIT rate before the application is granted.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries could adversely affect our business, operating results and financial condition.

If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.

The new EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council became effective as of January 1, 2008. The new EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). All of our subsidiaries in China are invested and held by Hong Kong registered entities. Thus, dividends paid to us by our subsidiaries in China may be subject to the 5% withholding tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, our income tax expenses will be increased and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. However, the EIT Law and its implementing rules are relatively new and ambiguous in terms of certain definitions, requirements and detailed procedures, and currently no official interpretation or application of the “resident enterprise” definition is available. Therefore, it is unclear how PRC tax authorities will determine the tax residency of each company based on the facts and circumstances of the specific company. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Interest and dividends payable by us to our foreign investors and gain on the sale of our notes, ADSs and ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest and dividends have their sources within the PRC. Similarly, any gain realized on the transfer of the notes, ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” and interest we pay with respect to our notes and dividends we pay with respect to ADSs or ordinary shares, or the gain you may realize from the transfer of our notes, ADSs or ordinary shares are considered as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our notes, ADSs or ordinary shares, the value of your investment in our notes, ADSs or ordinary shares may be materially and adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our equity or debt offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of any equity or debt offerings, as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local counterpart.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of any equity or debt offerings and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We face risks related to health epidemics and other outbreaks of contagious diseases, including swine flu, avian flu, severe acute respiratory syndrome, or SARS.

Our business could be adversely affected by the effects of swine flu, avian flu, SARS or another epidemic or outbreak. During April and May 2009, there have been outbreaks of highly pathogenic swine flu, caused by the H1N1A virus, in certain regions of the world, including parts of Asia. In 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products within China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

Risks Related to Our Ordinary Shares and our ADSs

Activities in connection with hedging transactions may affect the market price of our ADSs.

Activities by investors in our notes, affiliates of the underwriters and others in connection with hedging transactions may affect the market price of our ADSs from time to time. For example, in connection with the settlement of a hedging transaction, the underwriters or their affiliates may purchase ADSs and investors in our convertible notes may sell ADSs, which could temporarily increase or decrease (or delay an increase or decrease in) the market price of our ADSs. In addition, investors in our convertible notes may wish to purchase or sell convertible notes or adjust any hedging transactions from time to time, such that the short position created through the concurrent offering of the purchased ADSs may be larger or smaller than needed. As a result, hedge adjustments may result in the buying or selling of ADSs by investors, affiliates of the underwriters or others, which may affect the market price of our ADSs.

Because the purchased ADSs may be considered outstanding for the purpose of computing and reporting our earnings per ADS, the purchased ADSs could decrease our earnings per ADS and potentially the market price of our ADSs.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of Cayman Islands Companies Law, we believe that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing earnings per ADS because, pursuant to the ADS issuance and repurchase agreements, among other things, upon conversion, repurchase or payment at maturity of all of the convertible notes, the ADS Purchasers are obligated to deliver to us a number of purchased ADSs, unless earlier delivered pursuant to the ADS issuance and repurchase agreements. If these accounting principles, or our interpretation thereof, were to change in the future, we may become required to treat the purchased ADSs as outstanding for purposes of computing and reporting our earnings per ADS, our earnings per ADS would be reduced and the market price of our ADSs could decrease, possibly significantly.

The market price for our ADSs may be volatile.

The market price for our ADSs has been, and may continue to be, subject to significant fluctuations. Since August 10, 2005, the intraday sales prices of our ADSs on the Nasdaq Global Select Market (then called “the Nasdaq National Market”) have ranged from US$11.41 to US$57.50 per ADS, and the closing sale price on September 28, 2009 was US$16.97 per ADS. The price of our ADSs may fluctuate in response to factors including the following:

•	announcements of technological or competitive developments;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	governmental developments in China, such as changes in fiscal policies or developments relating to the regulatory or health care reimbursement environment, affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical technology companies;

•	addition or departure of our senior management and key research and development personnel;

•	negative publicity about us or our products or allegation of irregularities or improper conduct of our management, whether true or false;

•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

Accordingly, holders of our ADSs will be subject to the risk of volatility and depressed prices of our ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In addition, any sales in the public market of ADSs issued upon conversion of the convertible notes could adversely affect prevailing market prices of our ADSs.

Future sales of our ordinary shares or ADSs in the public market or the issuance of securities senior to our ordinary shares could adversely affect the trading price of our ADSs and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our ordinary shares or ADSs or other equity-related securities in the public market, including sales by any existing shareholders, or the perception that such sales could occur, could adversely affect prevailing trading prices of our ADSs and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of our ordinary shares or ADSs or the availability of our ordinary shares or ADSs for future sale, will have on the trading price of our ADSs.

Holders of ADSs will have fewer rights than holders of ordinary shares and must act through the depositary to exercise those rights.

As a holder of our ADSs, you will not have the same rights as holders of our ordinary shares, and you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Although your ADSs will be transferable on the books of the depositary, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive cash dividends if it is impractical to make them available.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings of ADSs.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

We are a Cayman Islands company, and because the rights of shareholders under Cayman Islands law differ from those under United States law, you may have difficulty protecting your shareholder rights.

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

Our corporate affairs are governed by our articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States and will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Walkers, our counsel as to Cayman Islands Law, have advised that there is no statutory mechanism by which a judgment obtained in the United States courts can be recognized or enforced in the Cayman Islands. At common law, a foreign judgment which is in personam (a judgment against a person or other legal entity such as a company) may be recognized if:

•	the judgment debtor was, at the time the foreign proceedings were instituted, present in the foreign country (which could be presence through an agent or representative office);

•	the judgment debtor was plaintiff, or counter-claimed, in the proceedings in the foreign country;

•	the judgment debtor, being a defendant in the foreign court, voluntarily submitted to the jurisdiction of that court by participating in the foreign proceedings; or

•

if the judgment debtor had, before the commencement of the foreign proceedings agreed, in respect of the subject matter of the proceedings, to submit to the jurisdiction of that court or the courts of that country.

The Cayman Islands court must also be satisfied that: the judgment is for a fixed sum; the judgment was not obtained by fraud; the proceedings in which the judgment was obtained were not contrary to natural justice and the judgment is final and conclusive on the merits. The usual procedure for enforcement of a foreign judgment is to commence proceedings on the judgment as a common law debt.

Walkers has further advised us that an action based on the securities laws of the United States or any state in the United States may not be commenced in the Cayman Islands against us or our directors or officers.

In relation to statutory law, an action may only be commenced in a Cayman Islands court in respect of statutes enacted or in force in the Cayman Islands.

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

•	impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction of a fixed sum that is not contrary to natural justice or the public policy of the Cayman Islands without retrial on the merit.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests with respect to actions taken by our management, directors or major shareholders than they would as public shareholders of a United States company.

We may be considered a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. Holders.

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and the underlying ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and the ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are or become a PFIC, U.S.

Holders (as defined in “Taxation—United States Federal Income Taxation”) could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our predecessor company, Beijing Yuande Bio-Medical Engineering Co., Ltd., or YDME Beijing, was incorporated in China and commenced business operations in July 1999. In anticipation of our initial public offering, we incorporated China Medical Technologies, Inc., or China Medical, in the Cayman Islands as a listing vehicle in July 2004. China Medical is an exempted company with limited liability incorporated under Cayman Islands law. China Medical became our ultimate holding company when it issued shares to the existing shareholders of YDME Beijing in January 2005 in exchange for all of the shares that these shareholders held in YDME Beijing. Prior to our acquisition of the FISH business in March 2007, we conducted substantially all of our operations through YDME Beijing. In June 2007, we completed the full integration of the FISH business and launched our FISH imaging analyzer and FISH probes to the market through Beijing GP Medical Technologies Co., Ltd., or Beijing GP. In December 2008, we acquired the SPR technology and related assets through CMED Technologies Ltd. We started to conduct the SPR business through Beijing GP in April 2009. In December 2008, we sold the HIFU business to Chengxuan International Ltd. and discontinued the HIFU business.

In March 2007, we established a wholly owned subsidiary, CMED ECLIA Diagnostic Technology Ltd. (formerly known as CMED Molecular Diagnostics Ltd.), for investment holding purposes. CMED ECLIA Diagnostic Technology Ltd. acquired Beijing Bio-Ekon Biotechnology Co., Ltd., or BBE, in January 2008. CMED (HK) Limited was set up in April 2007 to provide administrative services to our group companies. We currently conduct substantially all of our operations through YDME Beijing, Beijing GP and BBE.

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

We made capital expenditures of RMB884.5 million, RMB664.9 million and RMB1,789.7 million (US$261.9 million) in the fiscal years ended March 31, 2007, 2008 and 2009, respectively. Such capital expenditures principally consisted of expansion of production facilities for ECLIA products, FISH probes, SPR systems and HPV-DNA chips and payments in relation to our acquisition of the FISH business, our acquisition of BBE and our acquisition of the SPR technology and related assets. We expect to spend approximately RMB752 million (US$110 million) in the year ending March 31, 2010, consisting of the purchase of new manufacturing equipment to enlarge production capacity, the renovation of existing facilities and the final two payments in relation to our acquisition of the SPR technology and related assets.

B.	Business Overview

Overview

We are a leading China-based medical device company that develops, manufactures and markets advanced immunodiagnostic and molecular diagnostic products utilizing ECLIA technology, FISH technology and SPR technology. Our IVD products are used to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

Our ECLIA business, which consists of ECLIA analyzer and reagent kits, is an IVD system based on ECLIA technology we acquired in August 2004. The ECLIA system is a type of IVD system commonly used in the United States and Western Europe, but is relatively new in China. Our ECLIA system is a “closed” system in that only our ECLIA reagent kits can be used with our ECLIA analyzer and our ECLIA analyzer can only be used with our ECLIA reagent kits. We had installed over 3,500 units of our ECLIA analyzers as of March 31, 2009. We currently offer 75 types of reagent kits for use with our ECLIA analyzers. These reagent kits are used to detect various thyroid disorders, diabetes, hepatitis, Down syndrome, liver fibrosis, disorders related to reproduction and growth and various types of tumors.

Our FISH business, which consists of FISH imaging analyzer and FISH probes, is a molecular diagnostic system based on FISH technology we acquired in March 2007. FISH probes are molecular diagnostic reagents used with FISH imaging analyzer for the prenatal and postnatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers. FISH technology enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities. Although widely used in hospitals in the United States and Western Europe, FISH technology is relatively new to the China market. We began marketing and selling FISH products in June 2007. We currently offer 37 FISH probes that are used to detect various genetic syndromes and cancers including breast cancer, bladder cancer, cervical cancer, prostate cancer, lung cancer, leukemia and multiple myeloma. Our FISH probes can be used with FISH imaging analyzer purchased from us or other manufacturers or assembled by our customers using components purchased directly from manufacturers of such components.

Our SPR business, which consists of SPR system and HPV-DNA chips, is a molecular diagnostic system based on SPR technology we acquired in December 2008. Our SPR system is referred to as a “closed” system since our SPR system can only be used with DNA chips manufactured by us and our DNA chips can only be used with our SPR system. SPR is a leading biosensor technology in molecular biology used for the analysis of proteins, nucleic acids and viruses. It is relatively new to the China market. The HPV-DNA chips, which we currently offer for use with our SPR system, are label-free DNA chips for the diagnosis of HPV infection and genotyping of HPV.

We have significant experience and demonstrated ability in identifying, acquiring and commercializing medical technologies with significant market potential. We have acquired ECLIA, FISH and SPR technology platforms, successfully integrated these technologies into our existing operations and developed and marketed products utilizing these technologies.

We sell our ECLIA reagent kits solely through distributors, who mainly target small to medium-sized hospitals. As our ECLIA system is a “closed” system, we believe that a large installed base of our ECLIA analyzers will enable us to derive a steady source of recurring revenue from sales of our reagent kits. In April 2008, in order to further expand the installed base of our ECLIA analyzers and to derive additional recurring revenue from sales of our reagent kits, we started to provide our ECLIA analyzers free of charge to hospitals with certain diagnostic volume to promote the sales of our reagent kits. In April 2008, in order to promote the sales of our FISH probes, we started to recommend hospital customers to purchase components of FISH imaging analyzer, such as the microscope, directly from component manufacturers so that these hospitals could reduce the cost of setting up the FISH test platform and expedite the commencement of this diagnostic service to patients. Our FISH probes are marketed and sold through our own sales force and mainly target large hospitals. We had

166 sales and marketing employees as of August 31, 2009. We plan to sell our HPV-DNA chips through our own sales force and mainly target large hospitals as well. We also plan to provide our SPR systems free of charge to large hospitals to promote the sales of our HPV-DNA chips. Our main revenue streams currently come from the recurring sales of ECLIA reagent kits and FISH probes, and we expect the recurring sales of HPV-DNA chips will become an additional main revenue stream in the future.

Our Strengths

We believe that our principal competitive strengths include the following:

•	a leader in the Chinese immunoassay and molecular diagnostic IVD market, offering IVD products including our ECLIA analyzer and reagent kits, our FISH probes and our SPR system and HPV-DNA chips;

•	strong research and development capabilities and commitment to our research and development efforts;

•	low manufacturing and operating costs; and

•	demonstrated ability to identify, acquire and commercialize medical technologies with significant market potential.

Our Strategies

We intend to continue to grow our business through the following strategies:

•	increase recurring revenue through developing and selling new ECLIA reagent kits, increasing the usage of our ECLIA reagent kits in hospitals and expanding the installed base of our ECLIA analyzers;

•

increase recurring revenue from sales of our FISH probes by expanding our direct sales force targeting large hospitals, promoting the adoption of FISH technology and developing new FISH probes with large market potential;

•

increase recurring revenue from sales of our HPV-DNA chips by expanding our direct sales force targeting large hospitals, promoting the adoption of SPR technology and developing new DNA chips with large market potential;

•	maintain our technological advantage through focused research and development; and

•	selectively acquire complementary products or technologies with significant market potential.

Our Products and Services

ECLIA Reagent Kits and ECLIA Analyzer

Our ECLIA system, which consists of reagent kits and an ECLIA analyzer, is a closed IVD system based on ECLIA technology we acquired in August 2004.

To perform a test using our ECLIA system, an ECLIA reagent is mixed with a sample of body fluid from the patient in a microplate provided in our reagent kit. The mixture reacts and emits light, which is measured and analyzed by the ECLIA analyzer. The result is compared with the reference ranges for the particular reagent in order to reach a diagnosis. Our ECLIA analyzer is a sensitive, accurate, low cost and simple-to-use IVD device capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce diagnostic results. We have developed several technologies that make our photon counter, a key component of our ECLIA analyzer, more sensitive and accurate. Our ECLIA analyzer uses our proprietary technology to analyze and organize the information produced and contains encryption codes that prevent users from conducting tests with reagents produced by other manufacturers.

We increasingly derive more revenue from recurring sales of ECLIA reagent kits. In April 2008, in order to further expand the installed base of our ECLIA analyzers and increase recurring revenue from sales of reagent kits, we started to provide our ECLIA analyzers free of charge to hospitals with certain diagnostic volume to promote the sales of our ECLIA reagent kits.

We currently offer 75 types of reagent kits for detecting and monitoring various types of diseases and disorders, including thyroid disorders, diabetes, hepatitis, and disorders related to reproduction and growth, severe acute respiratory syndrome, or SARS, Down syndrome, liver fibrosis and various types of tumors. We are also developing reagents for other applications such as infectious disease, infertility disorders and cardiac diseases. The following table sets out the major clinical applications of our reagent kits:

Type of Test	Numbers of Reagent Kits	Description
Anemia	1	To evaluate levels of serum ferritin in diagnosing iron deficiency anemia.
Cardiac diseases	1	To test the effectiveness of digoxin, a widely used drug for treatment of heart failure.
Growth disorder	1	Early diagnosis, identification and prognosis evaluation of problems relating to growth and development.
Hepatitis	10	Basic tests hospitals perform to test for hepatitis B.
HIV	1	To test for human immunodeficiency virus (HIV), a virus that can lead to acquired immunodeficiency syndrome (AIDS).
Infertility	7	To test for the sterility caused by the malfunction of immune system.
Liver fibrosis	4	Main tests performed by hospitals for evaluating the presence and degree of liver fibrosis.
Metabolic function (including diabetes)	4	To test insulin and C-Peptide levels, two common indications of diabetes and to test for and monitor diabetes where insulin and C-Peptide levels may not be a reliable indicator.
Others viruses	10	To test for the infection of other viruses including the five viruses that could cause the fetal malformation if infected during pregnancy.
Reproductive endocrinology	18	Main tests performed by hospitals to evaluate the functions of the female and male reproductive organs as well as tests to assess Down Syndrome
SARS	1	To test for SARS, an atypical pneumonia of unknown etiology recognized in February 2003 in China, Taiwan, Hong Kong, Singapore and certain other regions in the world.
Thyroid disorders	7	The basic tests hospitals perform to evaluate the functions of a patient’s thyroid gland.
Tumors	10	To detect the following types of tumors: breast; colon; intestine; kidney; liver; lung; ovary; pancreas; prostate and stomach.

FISH Probes and FISH Imaging Analyzer

Our FISH probes are molecular diagnostic IVD reagents used with FISH imaging analyzers for the prenatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers.

To perform a FISH test, a specific FISH probe is mixed with a sample of patient body fluid or tissue so that the probe can hybridize with its complementary target DNA in the patient’s cells. Once hybridized, the fluorescent fragments on the FISH probe will show precisely where the target DNA lies along the patient’s chromosomes. Under the fluorescent microscope, which is a key component of the FISH imaging analyzer, the medical practitioners examine the labeled sample, check the quality of the fluorescent signals, analyze the findings and record the areas for analysis. These fluorescent images are captured and saved on the computer for further analysis by the imaging analyzer if needed.

In April 2008, in order to promote the sales of our FISH probes, we started to recommend hospital customers to purchase components of FISH imaging analyzer, such as the microscope, directly from component manufacturers so that these hospitals could reduce the cost of setting up the FISH test platform and expedite the commencement of this diagnostic service to patients. While it may reduce or eliminate the sales of our FISH imaging analyzer, we believe such practice could increase our sales of FISH probes, which are recurring in nature and generate higher gross margin than FISH imaging analyzer.

We currently offer 37 types of FISH probes. The following table sets out the major clinical applications of these FISH probes:

Application	Numbers of Probes	Description
Bladder cancer	4	An advanced approach for early detection and monitoring the course of bladder cancer.
Breast cancer	2	An effective tool to guide treatment. Mostly used to determine whether a breast cancer patient is suitable for receiving Herceptin therapy which is recently approved to treat stomach cancer patients.
Cervical cancer	2	An effective tool for early diagnosis of cervical cancer and for prediction of the risk of developing cervical cancer.
Leukemia	15	For diagnosis and prognosis of various leukemia and multiple myeloma.
Lung cancer	2	For detecting epidermal growth factor receptor (“EGFR”) abnormalities in patients with non-small cell lung cancer to guide treatment.
Prenatal and postnatal	6	For detecting Trisomy 21, Trisomy 18, Trisomy 13, Turner syndrome, Trisomy X, XYY syndrome, DiGeorge syndrome, triploidy.
Prostate cancer	6	An effective approach for early diagnosis of prostate cancer.

HPV-DNA Chips and SPR-based Analysis System

Our HPV-DNA chips are molecular diagnostic biosensor chips used with SPR-based analysis system for the diagnosis of HPV infection and genotyping of HPV.

To perform a test using our SPR-based analysis system, a sample of patient cervical cells is obtained. After abstraction, DNA is amplified and then placed on a HPV-DNA chip. HPV genotype specific probes on the chip can hybridize with their complementary target DNA abstracted from the cervical cells. Once hybridized, the SPR-based analysis system can read the hybridization signals and interpret the results based on control signals. The hybridization and analysis procedures are automatically performed by the SPR system. Medical practitioners examine and record the final results.

Manufacturing

Our manufacturing strategy combines our internal design expertise and proprietary technology with strategic sourcing. We produce our ECLIA reagent kits, FISH probes and HPV-DNA chips and conduct the final product assembly, testing and packaging of our ECLIA analyzer and SPR system at our facility in Beijing, China. We outsource the production of a majority of our product components to, and purchase raw materials from, third-party suppliers.

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

The major components of our ECLIA analyzer are the photon-multiplier, motor drive and various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our ECLIA reagent kits are antibodies and antigens for the production of coated microplate and conjugator, chemicals for the production of reagents, and plastics and packaging such as vacant microplate and bottles. We purchase a portion of our supplies of antibodies and antigens overseas and source the other raw materials from local suppliers. The major component of our FISH imaging analyzer is the fluorescent microscope sourced from international suppliers. The raw materials of our FISH probes are substances from our DNA clone bank and fluorescent dye. The major components of our SPR system are auto-sampling robot, a high resolution CCD camera and various types of electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our HPV-DNA chips are substances from our DNA clone bank and gold or silver-coated glass slides.

We generally produce our products based on firm orders from our customers and anticipated orders that we are reasonably confident will be obtained. Lead times for raw materials and components vary and depend on the specific supplier and the availability and demand for the raw materials or components. We currently use one or more suppliers for some of our key components for quality control purposes. We believe that we will be able to source most of our key components from other suppliers if necessary. We do not currently have any long-term supply contracts, and our purchases are made on a purchase order basis.

We have streamlined our product assembly process to improve our responsiveness to changes in our business volume by training our employees to assemble multiple components. As our sales fluctuate from month to month, employees with multiple skill sets and multi-tasked teams will allow us to make quicker deliveries while enabling us to more effectively manage our costs.

In October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagent kits. As a result, all manufacturers of ECLIA reagent kits were obligated to meet GMP standards by January 1, 2006. We are currently in compliance with such GMP requirements and obtained GMP certification for our ECLIA reagent kits in November 2005. The GMP certification is valid until October 2010. In 2007, the SFDA imposed certain quality control system assessment requirements for certain reagent products, covering our FISH probes and HPV-DNA chips. We met such requirements for FISH probes and HPV-DNA chips, respectively in September 2009.

We are required to obtain production permits and to renew these permits six months prior to the expiration of the original permit. Our production permit for the manufacture of our ECLIA analyzer and reagent kits is valid until July 2010 and our production permit for the manufacture of our FISH probes, SPR system and HPV-DNA chips is valid until May 2011. In addition, we are required to complete the SFDA registration of our products before we may sell the products for clinical diagnosis purpose. See “—Regulation.”

Quality Control

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a quality control system in accordance with the SFDA regulations. To indicate our compliance with recognized international standards for quality control, we obtained ISO9001 and ISO13485:2003 certifications for the production of our ECLIA systems and FISH probes in May 2006 and May 2008, respectively. We inspect components prior to assembly, and inspect and test internally manufactured products both during and after the manufacturing process. We also conduct regular quality inspections of each of our suppliers’ manufacturing facilities.

Our quality control team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Markets and Customers

We believe that our products have significant market potential in China as there is a strong demand for sensitive and reliable IVD systems. According to the Ministry of Health of the People’s Republic of China, or the

MOH, there were approximately 18,300 hospitals in China in 2008. The target market for our ECLIA system is small-and medium-sized hospitals in China. We began marketing and selling our ECLIA system in September 2004 and had sold over 3,500 units of ECLIA analyzers as of March 31, 2009. The target market for our FISH probes, SPR system and HPV-DNA chips is large hospitals in China. We began marketing and selling our FISH imaging analyzer and probes in March 2007. As of March 31, 2009, about 400 large hospitals are using our FISH products. We began to introduce our SPR system and HPV-DNA chips to certain existing hospital customers of our FISH products in April 2009 and expect to deliver our SPR system to some hospitals in October 2009.

Sales and Marketing

We market and sell our ECLIA system solely to distributors. We sold ECLIA analyzers prior to April 2008, and for sales of our ECLIA analyzers, we generally required a payment of 20% to 40% of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of reagent kits, we do not require down payments, and we collect payments three months after acceptance. We started to provide our ECLIA analyzers to qualified hospitals free of charge in April 2008. The costs of the ECLIA analyzers that we provided free of charge to our customers are included in cost of revenues. As our ECLIA analyzers are closed system, although it reduced the sales of our ECLIA analyzers, we believe such practice could increase the sales of our ECLIA reagent kits, which are recurring in nature and generate higher gross margin than ECLIA analyzer.

We market and sell our FISH imaging analyzer and probes directly to hospitals. For sales of our FISH imaging analyzer, we may require a payment of a portion of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of FISH probes, we do not require down payments, and we generally collect payments four to nine months after acceptance. To promote the sales of our FISH probes, we also recommend hospital customers to purchase components of FISH imaging analyzer, such as the microscope, directly from component manufacturers so that these hospitals could reduce the cost of setting up the FISH test platform and expedite the commencement of this diagnostic service to patients. While it may reduce or eliminate the sales of our FISH imaging analyzer, we believe such practice could increase our sales of FISH probes, which are recurring in nature and generate higher gross margin than FISH imaging analyzer.

We plan to market and sell our SPR system and HPV-DNA chips directly to hospitals. Similar to our free arrangement for ECLIA analyzers, we plan to provide our SPR systems to qualified hospitals free of charge. The costs of free SPR systems will be included in cost of revenues after the systems are delivered. As our SPR systems are closed systems, we expect such practice to increase the sales of our HPV-DNA chips, which are recurring in nature.

We recognize revenues at the time our products are accepted by either our distributors, the hospitals designated by these distributors or our hospital customers, which typically occurs within one to two weeks after shipment. Certain of our distributors or hospital customers are required to pay an advance for purchase of products. Our distributors take ownership of our products when either they or the hospitals they designate accept the products.

We select our third-party distributors based on their reputation, market coverage, sales experience and the size of their sales force. We conduct credit assessments of each of our distributors or hospital customers before we sell our products to them. Currently, all our products are being marketed and sold in China.

As of August 31, 2009, we had a team of 166 marketing and sales personnel who conduct direct sales of our FISH products, SPR system and HPV-DNA chips, manage distributors for our ECLIA system and perform other sales related tasks. We intend to further increase the size of our sales force as our business grows.

The hospital’s head of the department of diagnostics or pathology typically make the purchasing decision for our products. We believe that hospitals make purchase decisions on diagnostics equipment based on the performance and the range of ECLIA reagent kits, FISH probes or HPV-DNA chips available, the prices of equipment and ECLIA reagent kits, FISH probes or HPV-DNA chips, ease of use and the turnaround time of results.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. We manage our relationships with ECLIA distributors by pricing our ECLIA system more attractively to distributors than imported alternatives. Our FISH probes address large unmet market in China, primarily the prenatal and cancer diagnosis market. Our direct sales force formed for FISH product distribution helps us build closer relationships with the end-users which are large hospitals. We believe these relationships also facilitate cross-selling of our ECLIA system, SPR system and HPV-DNA chips.

Customer Support and Service

We maintain a dedicated team to provide customer support and service for our products. Our customer support and service teams are based in Beijing and other cities in China and provide on-site and off-site technical and clinical support to hospitals across China upon customer request. As of August 31, 2009, this team consisted of 149 full-time employees, including physicians, biomedical engineers, acoustics engineers, computer science engineers, and service and repair technicians. We believe that our ability to provide good customer support and service is an important part of our business.

We provide training to hospitals that purchase our ECLIA products and FISH products and plan to provide training to hospitals that purchase our SPR system and HPV-DNA chips. Training sessions are provided directly by us or through larger hospitals that have purchased our products. Training for our ECLIA system, FISH probes and SPR system generally takes only one to five days long as our IVD systems are relatively easy and simple to operate.

Each of our ECLIA analyzer and FISH imaging analyzer is typically provided with a 12-month warranty against technical defects. We have experienced a very limited number of warranty claims in the past for our ECLIA analyzers and FISH imaging analyzers. We expect to provide our SPR system with a 12-month warranty as well. The costs associated with our warranty claims have historically been insignificant. We do not accrue any liability for potential warranty costs at the time of sale.

Competition

Our ECLIA system competes with other IVD systems and reagent kits offered in the China market by many established international companies, including Abbott Diagnostics, Siemens Healthcare, Beckman Coulter, PerkinElmer, Johnson & Johnson and Roche Group. There are also a number of China-based manufacturers who also offer luminescence immunoassay systems.

Our FISH probes compete with probes offered by Abbott Diagnostics. We are not aware of any China-based manufacturers who offer FISH probes in China.

Our SPR system and HPV-DNA chips compete with HPV products offered by Qiagen, Hologic and certain China-based manufacturers. We are not aware of any China-based manufacturers who offer both an SPR system and HPV-DNA chips in China.

Rapid product development, technological advances, intense competition and a strong emphasis on proprietary products characterize the industry in which we compete. Our products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products or by technological advances of our current or potential competitors. We face direct competition from a number of publicly traded and privately held companies, including other manufacturers of diagnostic products. Many of our existing and potential competitors have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. Competition will intensify as more players enter this field. We believe that an important competitive advantage for a medical technology company is its ability to make continuous investments in research and development and to identify commercially viable technologies and successfully bring the technologies into the market.

Insurance

We have property insurance coverage from China Pacific Property Insurance Co., Ltd. to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets. See “Item 3. Key Information—D. Risk factors—Risks related to our company—We are subject to product liability exposure and have limited insurance coverage.”

Regulation

Our ECLIA analyzer, FISH imaging analyzer and SPR system are medical devices and are subject to regulatory controls governing medical devices. Pursuant to the SFDA regulation effective on June 1, 2007, reagents used for IVD testing are divided into three different categories depending on the degree of risk associated with the reagent. All reagents are subject to regulatory controls governing IVD reagents. As a manufacturer of medical equipment and supplies, we are subject to regulation and oversight by different levels of the SFDA. We are also subject to other government laws and regulations which are applicable to manufacturers in general. The SFDA requirements include obtaining production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry and adverse reporting, and advertising and packing standards.

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

Class I devices are those with low risk to the human body and are subject to “general controls”. Class I devices are regulated by the city level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls”. Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices, and are regulated by the SFDA under the strictest regulatory control.

Our ECLIA analyzer, FISH imaging analyzer and SPR system are classified as Class II devices.

Production permits for medical devices

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II or Class III medical devices. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of our ECLIA analyzer will expire on July 3, 2010. Our production permit for the manufacture of our SPR system will expire on May 14, 2011. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit.

Registration requirements of medical devices

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and to obtain in advance a favorable inspection result for the device from a third party inspection center recognized by the SFDA. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide certain pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the SFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within 10 days of the notification. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

The SFDA occasionally changes its policies, adopts additional regulations, revises existing regulations or tightens enforcement, each of which could block or delay the approval process for a medical device. For example, a 2003 regulation further specifies that a 100-patient clinical trial is required before any medical device can be approved for commercial production.

The SFDA approval for our ECLIA analyzer will expire in July 2012 and we do not believe it will be difficult for us to renew this approval for our ECLIA analyzer.

Classification of ECLIA reagent kits, FISH probes and HPV-DNA chips

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

Class I reagents are those with low risk and are subject to “general controls”. Class I reagents are regulated by the city level food and drug administration where the manufacturer is located. Class II reagents are those with medium risk and are subject to “special controls”. Class II reagents are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk and are regulated by the SFDA under the strictest regulatory control.

Our ECLIA reagent kits, FISH probes and HPV-DNA chips are classified as Class III reagents, and they therefore are subject to all regulatory controls governing Class III reagents.

Production permits for ECLIA reagent kits, FISH probes and HPV-DNA chips

A manufacturer must obtain a production permit from the food and drug administration at the provincial level. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of ECLIA reagent kits will expire in July 2010. Our production permit for the manufacture of FISH probes and HPV-DNA chips will expire in May 2011. To renew the production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit. In addition, pharmaceutical manufacturing operations are also subject to periodic re-inspection and must comply with applicable quality regulations.

Registration requirements of ECLIA reagent kits, FISH probes and HPV-DNA chips

Prior to selling an IVD reagent kit, a manufacturer must obtain the SFDA registration of the product it plans to sell. The registration process starts with submitting a registration dossier to the SFDA. The registration dossier contains primarily detailed information concerning the effectiveness and quality of the reagent kit. It also contains details concerning the manufacturing process and the production facilities. The registration process can last a few months and the timing depends on the nature of the pharmaceutical product under review, the quality of the data and the general efficiency of the SFDA. The approval process involves the detailed examination of the testing, effectiveness, labeling, manufacturing and marketing of IVD reagents by the SFDA. The registration is valid for four years.

We currently offer a total of 75 ECLIA reagent kits and 37 FISH probes in China. Of the 75 ECLIA reagent kits, 62 are covered by registration certificates. Of the 37 FISH probes, 14 are covered by registration certificates. Of the 13 ECLIA reagent kits and 23 FISH probes we currently sell for research purpose which are exempt from registration certificates, we have submitted registration applications for all of them. We expect to start selling our HPV-DNA chips for research purpose in January 2010 and are in the process of applying for the registration certificate for our HPV-DNA chips.

Thus, although regulations require that the SFDA registration be obtained before a reagent kit is sold, a reagent kit may be exempt from registration if it is used for research purposes only. A reagent kit intended for research use only may not be applied in human clinical diagnostic or prognostic uses. In addition, a reagent kit intended for research use only must comply with the labeling requirements that require the statement: “For research use only. Not for use in diagnostic procedures.” We have sold many of our ECLIA reagent kits and FISH probes without required registrations. In addition, we believe that many ECLIA reagent kits and FISH probes sold in China, including some manufactured by our overseas-based competitors, are also sold without required registrations. See “Item 3. Key Information—D. Risk factors—Risks related to our industry—In order to manufacture and market our products, we are required to obtain various authorizations from governmental regulatory authorities in China and other countries. If we fail to obtain clearances or approvals in a timely fashion, our business may be significantly affected.” and “Item 3. Key Information—D. Risk factors—Risks related to doing business in China—Future changes in laws, regulations or enforcement policies in China could adversely affect our business.”

In October 2004, the SFDA imposed certain good manufacturing practice, or GMP, requirements for ECLIA reagent kits. As a result, all manufacturers of ECLIA reagent kits were obligated to meet GMP standards by January 1, 2006. We are currently in compliance with such GMP requirements and obtained GMP certification for our ECLIA reagent kits in November 2005. The GMP certification is valid until October 2010. In 2007, the SFDA imposed certain quality control system assessment requirements for certain reagent products, covering our FISH probes and HPV-DNA chips. We met such requirements for FISH probes and HPV-DNA chips, respectively in September 2009.

Continuing SFDA regulations

We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new pre-market approval or pre-market approval supplement may be required. Our ECLIA analyzer and ECLIA reagent kits, FISH probes, and SPR system and HPV-DNA chips are subject to, among others, the following regulations:

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of August 31, 2009.

*	Formerly known as CMED Molecular Diagnostics Ltd.

D.	Property, Plant and Equipment

Most of our manufacturing facilities are located in the Beijing Economic-Technological Development Area, where we own two buildings with an aggregate of approximately 10,000 square meters of office, research and development and manufacturing spaces.

To further expand our production capacity, we have leased properties of over 10,000 square meters in the Beijing Economic-Technological Development Area for the production of our ECLIA analyzers, FISH probes, SPR system and HPV-DNA chips.

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

Overview

We are a China-based medical device company that develops, manufactures and markets advanced IVD products using ECLIA, FISH and SPR technologies to detect and monitor various diseases and disorders. As of March 31, 2009, our sales were generated from two products, our ECLIA system and our FISH system. We started reporting our financial results in segments along product lines since our acquisition of the ECLIA technology in August 2004 and added the FISH product line for the fiscal year ended March 31, 2008 as the sales and distribution of our FISH products began in June 2007 and removed the HIFU product line for the fiscal year ended March 31, 2009 as we sold the HIFU business in December 2008. In December 2008, we completed the SPR acquisition for cash consideration of US$346.1 million. After the sale of the HIFU business and the SPR acquisition, we re-classified our reportable operating segments into (i) immunodiagnostic systems and (ii) molecular diagnostic systems for the fiscal year ended March 31, 2009. Immunodiagnostic systems currently include ECLIA analyzers and reagent kits while molecular diagnostic systems include FISH imaging analyzers and probes, and will include SPR systems and HPV-DNA chips.

One of our main products, the ECLIA system, is an IVD system that can be used to diagnose and analyze a variety of diseases and conditions, including various thyroid disorders, diabetes, hepatitis, liver fibrosis, Down syndrome, disorders related to reproduction and growth, and various types of tumors. Our FISH imaging analyzer is an integrated system comprised of a fluorescent microscope, CCD camera and FISH imaging analysis software that enable medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities using FISH technology. FISH probes are molecular diagnostic reagents used with the FISH imaging analyzer for the prenatal and postnatal diagnosis of various genetic diseases and for the early detection and prognosis of various cancers. Our newly acquired products, the SPR system and HPV-DNA chips, utilized a biosensor technology in molecular biology which is currently used for the analysis and detection of HPV and certain genotyping of HPV related to the development of cervical cancer.

In December 2008, we completed the sale of the HIFU business to Chengxuan for cash consideration of US$53.5 million, of which US$23.5 million has been paid. As a result, the HIFU business has been accounted for as a discontinued operation in accordance with U.S. GAAP. Chengxuan is owned by Mr. Xiaodong Wu, the chairman of our board of directors and our chief executive officer. As we have completed the sale of the HIFU business, we have become a pure advanced IVD company. We expect to use the proceeds from the sale of the HIFU business to support the further development of the fast growing molecular diagnostic businesses and strive to become the leading molecular diagnostic company in China.

Pricing

We believe that our ECLIA system is competitively priced to offer attractive economic returns to our distributors. We reduced the selling price of our ECLIA reagent kits in September 2009 in response to increasing market competition and to maintain the competitiveness of our ECLIA reagent kits. The prices of our ECLIA reagent kits are significantly lower than those of foreign imports after the price reduction.

We believe that the prices of our FISH probes are considerably lower than those of foreign imports. We are not aware of any China-based manufacturers who offer FISH probes in China.

Revenues

As of March 31, 2009, we derived revenues primarily from two sources, which were sales of our ECLIA reagent kits and our FISH probes. We expect to derive revenues from sales of our HPV-DNA chips starting in January 2010.

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

Our sales have historically been made on the basis of unit-by-unit purchase orders rather than long-term commitments, and we do not have long-term contracts with any of our customers. In the fiscal years ended March 31, 2007, 2008 and 2009, we market and sell our ECLIA system solely to distributors. At present, we market and sell our FISH system directly to hospitals. We expect to market and sell our HPV-DNA chips directly to hospitals as well. We cannot assure you that any customer will continue to purchase our products at the same levels as in prior years or that our relationship with any of them will continue.

For sales of ECLIA reagent kits, we do not require down payments, and collect payments within three months after product acceptance. For sales of our FISH imaging analyzer, we may require a payment of a portion of the sale price before delivery or after acceptance and the balance within six months of acceptance. For sales of FISH probes, we do not require down payments, and we collect payments four to nine months after acceptance.

To promote the sales of our ECLIA reagent kits, we provide our ECLIA analyzers to qualified hospitals free of charge. As our ECLIA analyzers are “closed” system, although it may reduce or eliminate the sales of our ECLIA analyzers, we believe such practice could increase the sales of our ECLIA reagent kits, which are recurring in nature and generate higher gross margin than ECLIA analyzer. To promote the sales of our FISH probes, we recommend our hospital customers to purchase components of FISH imaging analyzer, such as the microscope, directly from component manufacturers so that these hospitals could reduce the cost of setting up the FISH test platform and expedite the commencement of this diagnostic service to patients. While it may reduce or eliminate the sales of our FISH imaging analyzer, we believe such practice could increase our sales of FISH probes, which are recurring in nature and generate higher gross margin than FISH imaging analyzer. We also plan to provide our SPR systems to qualified hospitals free of charge to increase the sales of our HPV-DNA chips.

Costs

Cost of revenues

Our cost of revenues primarily consists of material and component costs, including cost of ECLIA analyzers that we provided free of charge. Our cost of revenues also includes amortization of intangible assets and direct costs incurred in the assembly, installation and service of our products, such as salaries and related personnel expenses and depreciation costs of plant and equipment used for production purposes. Depreciation of property, plant and equipment for the fiscal years ended March 31, 2007, 2008 and 2009 in the amount of RMB1.8 million, RMB6.1 million and RMB9.6 million (US$1.4 million), respectively, were recorded as cost of revenues. Amortization of intangible assets in the amount of RMB14.9 million, RMB90.2 million and RMB90.1 million (US$13.2 million) were included in cost of revenues for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. The cost of free analyzers was RMB13.2 million for the year ended March 31, 2009 and there was no such cost for the years ended March 31, 2007 and 2008. Our in-house production manufactures the ECLIA reagent kits and FISH probes and conducts the final product assembly, testing and packaging of our ECLIA analyzers. We also source a majority of our components from third-party suppliers.

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

•

Research and development. Research and development expenses primarily consist of costs associated with the design, development, testing and enhancement of our existing products and development of new ECLIA reagent kits and FISH probes. These costs consist of expenditures for purchases of supplies, clinical trials, salaries and related personnel expenses, and other relevant costs. Share-based compensation of RMB8.2 million (US$1.2 million) was included in research and development expenses for the fiscal year ended March 31, 2009. Going forward, we expect to increase our research and development expenses to develop new applications and improve the product designs of our immunodiagnostic systems and molecular diagnostic systems.

•

Sales and marketing. Sales and marketing expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Similar to most China-based manufacturers of medical equipment and supplies, our sales of ECLIA reagent kits are made primarily to distributors. As a result, our sales and marketing expenses for ECLIA system as a percentage of revenues are significantly lower than manufacturers of medical equipment and supplies that operate their own marketing and distribution networks and sell directly to hospitals. At present, we market and sell our FISH system directly to hospitals. Going forward, we expect to increase our expenditures on sales and marketing to promote the sales of our FISH probes and HPV-DNA chips.

•

General and administrative. General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, fees and expenses of our outside advisers, including legal, audit and valuation expenses, expenses associated with our administrative offices and the depreciation of equipment used for administrative purposes. We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business. Share-based compensation of RMB42.0 million (US$6.1 million) was included in general and administrative expenses for the fiscal year ended March 31, 2009. We adopted our 2005 stock option plan in February 2005 and amended and restated the plan in November 2006. We have granted restricted shares and share options to our directors, officers and employees under the plan. We account for these restricted shares and share options granted under this stock option plan in accordance with Statements of Financial Accounting Standards, or SFAS, No. 123 (Revised 2004), “Share-Based Payment”, and its related interpretations, which require us to record a compensation charge measured at the grant date fair value of the restricted shares and share options. We recognize the compensation expense over the applicable service period of the grantee, which is usually the vesting period.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, no Cayman Islands withholding tax will be imposed on payments of dividends by us to our shareholders.

British Virgin Islands (“BVI”)

Under the current laws of BVI, our BVI subsidiaries are not subject to tax on income or capital gain. In addition, payments of dividends by our BVI subsidiaries to its shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. In addition, payments of dividends by our Hong Kong subsidiaries to the Company are not subject to any Hong Kong withholding tax.

PRC

The newly enacted EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. The State Council issued the Notice on Implementation of the Transition Period for Preferential Enterprise Income Tax, or the Transition Implementation Notice, on December 26, 2007, which provides detailed rules on how preferential tax rate under previous income tax laws or regulations would transition to the uniform 25% EIT rate. In addition, entities that qualify as “high and new technology enterprises” will enjoy a 15% preferential tax rate under the EIT law. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation issued the Measures on Qualification of High and New Technology Enterprises, or Circular 172, on April 14, 2008, which provides detailed standards for “high and new technology enterprises”. In addition, according to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, enterprises that have been certified as a “high and new technology enterprise” should pre-pay its EIT in the rate of 25% temporarily until it is re-certified as a “high and new technology enterprise” under Circular 172.

Under the current PRC laws, YDME Beijing, Beijing GP and BBE are subject to EIT and VAT.

YDME Beijing and BBE obtained the qualification certificates of “high and new technology enterprises” in 2008 with a validity period of three years from 2008 to 2010. However, the continuing qualification of YDME Beijing and BBE as “high and new technology enterprises” for the calendar years of 2009 and 2010 will be subject to annual evaluations by the relevant government authorities in China. In addition, YDME Beijing and BBE will need to apply for a three-year extension upon the expiration of the current qualification certificates if they want to continue to enjoy the 15% reduced EIT rate. We cannot assure you that YDME Beijing and BBE will continue to qualify as “high and new technology enterprises” under the EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any preferential tax treatments could materially increase our tax obligations.

Beijing GP was previously entitled to an EIT rate of 15% and was entitled to an exemption from EIT from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2012. While Beijing GP will be able to enjoy the tax holiday under the EIT Law and the Transition Implementation Notice, its 50% income tax reduction from January 1, 2010 to December 31, 2012 will be partially eliminated. Under the EIT Law and the Transition Implementation Notice, Beijing GP’s EIT rates are 0%, 0%, 11%, 12% and 12.5% for the calendar years from 2008 to 2012. We may apply for qualification of Beijing GP as a ”high and new technology enterprise” under the EIT Law to reduce our income tax expense in the future.

If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic earnings from continuing operations per share for the three fiscal years ended March 31, 2007, 2008 and 2009 would have been reduced by RMB0.02, RMB0.19 and RMB0.41 (US$0.06), respectively, and our diluted earnings from continuing operations per share for the three fiscal years ended March 31, 2007, 2008 and 2009 would have been reduced by RMB0.02, RMB0.19 and RMB0.41 (US$0.06), respectively.

VAT is charged based on the selling price of our products at a general rate of 17%, or at a reduced rate of 6% for products that we have obtained the appropriate approvals from the relevant tax authorities. Our revenues are recorded net of this VAT.

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

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). All of our subsidiaries in China are invested and held by Hong Kong registered entities. In accordance with APB Option No. 23, “Accounting for Income Taxes—Special Area”, all undistributed earnings of our subsidiaries in China are presumed to be transferred to their respective parent companies and are subject to the withholding tax. Based on the subsequently issued interpretation of the new EIT Law, however, dividends on earnings prior to 2008 but distributed after 2008 are not subject to the withholding tax.

As of March 31, 2008, we intended to reinvest all undistributed earnings indefinitely and therefore no deferred tax liability was recognized. After we sold the HIFU business and completed the acquisition of the SPR technology and related assets, in the fiscal year ended March 31, 2009, certain undistributed earnings were no longer required to be reinvested indefinitely and therefore the related deferred tax liability was recognized. Undistributed earnings that we intend to reinvest indefinitely were RMB419 million and RMB249 million (US$36 million) at March 31, 2008 and 2009 respectively. The unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB42 million and RMB12 million (US$2 million) as of March 31, 2008 and 2009 respectively.

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

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and services performed, the sales price is fixed or determinable, and collection is reasonably assured. Written sales agreements or customers purchase orders, which specify price, product specifications, and quantity, are used as evidence of an arrangement. We recognize revenue for reagent kits and probes upon customer acceptance and the customer acceptance is evidenced by signed acceptance documents. Our equipment sales agreements include the provision of training and installation services. These services are ancillary to the customers’ purchase of medical equipment and are considered by the customers to be an integral part of the acquired equipment. We recognize revenue for the entire equipment sales arrangement upon customer acceptance, which occurs after delivery, installation and training. Customer acceptance is evidenced by signed acceptance documents.

Share-based compensation

We adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and superseded APB No. 25. SFAS No. 123(R) requires that share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. We adopted SFAS No. 123(R) using the modified prospective method, which requires us to recognize compensation cost for all shared-based payments granted, modified or settled on or after April 1, 2006, as well as for any awards that were granted prior to the date of adoption for which the requisite service had not been provided as of April 1, 2006. Accordingly, we recorded share-based compensation expense for awards granted prior to but not yet vest as of April 1, 2006 using the grant date fair value amounts determined for pro forma disclosure under SFAS No. 123. Since April 1, 2006, we recognize share-based compensation based on grant date fair value of the award. We recognize compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

We use the Black-Scholes option pricing model or the Hull and White Binomial option pricing model to determine the fair value of share options. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. If we use different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the change in our stock-based compensation expense could materially affect our operating income, net income and net income per share.

Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods.

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

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 on April 1, 2007 did not have any effect on our consolidated financial statements. Prior to the adoption of FIN 48, we recognized the effect of income tax positions only if such positions were probable of being sustained.

Under APB Opinion No. 23, “Accounting for Income Taxes—Special Areas,” all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. Accordingly, deferred income tax liabilities are only recognized for the undistributed earnings that we do not intend to reinvest indefinitely.

Discontinued operation

We segregate the revenues and expenses related to the discontinued operation from continuing operations and reported as discontinued operation for all periods in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

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

In determining the estimated useful lives of our unpatented technology in our ECLIA and BBE acquisitions, we consider the following pertinent factors:

•	the expected protective period of similarly patented technologies as allowed by the relevant regulatory authorities;

•	the planning horizon of our operations taking into account the medical equipment and supply market in China as a whole; and

•	the economic lives and history of other similar diagnostic technologies currently used by hospitals in the world.

As a result, we have estimated the useful life of the unpatented technology we acquired as part of our ECLIA and BBE acquisitions range between 15 and 20 years.

The estimated useful life of the non-compete commitment acquired as part of our ECLIA acquisition in August 2004 is based on the period of time during which the non-compete commitment is expected to be of value to us, which we consider to be the estimated time required for Beijing Weixiao to develop a similar technology and the length of the impact if Beijing Weixiao were to develop the technology and to compete with us. As a result, we have estimated the useful life of the non-compete commitment to be nine years.

The customer relationships acquired during BBE acquisition is amortized over the estimated remaining life for existing customers of 15 years based on historical customer retention rates.

The intangible assets we acquired in our FISH acquisition and SPR acquisition are amortized over their respective estimated useful lives. These intangible assets are amortized over the length of time that they are expected to bring economic value to us.

In determining the estimated useful lives of FISH and SPR related technology and know-how acquired, we consider the following pertinent factors:

•	the useful life of similar technology and technical know-how;

•	the planning horizon of our operations taking into account the medical equipment and supply market in China as a whole; and

•	the economic lives and history of other similar diagnostic technologies currently used by hospitals in the world.

Our estimated useful life for the technical know-how for production for FISH imaging analyzer and FISH probes are 5 years and 20 years, respectively.

Our estimated useful life for the technical know-how for production for SPR Life Science application and HPV-DNA chips are 5 years and 20 years, respectively.

The estimated useful life of the non-compete commitment acquired as part of our SPR acquisition in December 2008 is based on the period of time during which the non-compete commitment is expected to be of value to us, which we consider to be the estimated time required to develop a similar technology and the length of the impact if Molecular Diagnostic Technologies Limited were to develop the technology and to compete with us. As a result, we have estimated the useful life of the non-compete commitment to be five years.

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

We adjust depreciation and amortization expense for future periods if there are significant changes from previous estimates. For the fiscal years ended March 31, 2007, 2008 and 2009, there were no significant changes in the estimated useful lives or residual values of these long-lived assets.

Acquisitions

As of March 31, 2009, our intangible assets consisted of ECLIA-related patented technologies, unpatented technologies, customer relationships and non-compete agreements, FISH related unpatented technologies and non-compete agreement and SPR related unpatented technologies, assembled workforce and non-compete agreement. The acquisitions in ECLIA assets, the FISH business, BBE business and SPR assets were made during the fiscal years ended March 31, 2005, March 31, 2007, March 31, 2008 and March 31, 2009, respectively.

We evaluate whether the net assets acquired in a business combination constitute a business as defined by EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”. For an acquired set of activities and assets to qualify for a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after separated from the seller, which includes the ability to sustain a revenue stream by providing its outputs to customers. As the assets acquired upon the ECLIA and SPR acquisitions lack of some necessary processes like distribution, strategic management, accounting and human resources to continue to conduct normal operations and do not have access to the customers to sustain their revenue stream, we determined them to be asset acquisition.

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

As part of the purchase price allocation, we allocate the estimated fair value based on risk-adjusted cash flows related to in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of the acquisition to in-process research and development. The fair value attributable to these in-process projects was expensed at the time of the acquisition. If the projects are not successful or completed in a timely manner, the Group may not realize the financial benefits expected for these projects. The determination of in-process projects involves significant judgments by management, including but are not limited to, the assessment of whether the in-process projects reached technological feasibility or have alternative future uses as of the date of the acquisition. The determination of the fair value of the in-process projects acquired also involves judgments and estimates, including but are not limited to, the cash flows that a project is expected to generate in the future.

The fair values of our identifiable intangible assets were determined by management with the assistance of independent appraisers using mainly the income approach.

For unpatented technologies of FISH probes and FISH imaging analyzer, the fair values were determined by using the relief-from-royalty method under the income approach. Under the relief-from-royalty method, a hypothetical construct is used to represent what we would be willing to pay to continue to use the intangible asset in business operations if we no longer had legal ownership of the intangible asset. Since ownership of the asset relieves the business from being required to make these payments, financial results are improved to the extent the upfront payment and royalty payments are avoided. The net of tax hypothetical royalties of 25.5% for the first 10 years and 20% for the next 10 years are discounted at a weighted average cost of capital at 14.75% to present value and to arrive at the indication of the asset’s fair value. Capital Asset Pricing Model was adopted to determine the weighted average cost of capital. For the non-compete agreement in the FISH business, we have adopted an income approach that compares the prospective cash flows with and without the subject competition in place.

For unpatented ECLIA reagent technologies and customer relationships acquired upon the BBE acquisition, the fair values were determined by using the multi-period excess earnings method. The principal of multi-period excess earnings method implies that the value of an asset is the capitalized amount of incremental profits achieved through use of the intangible assets as compared with the profits of the same business not using it, or the value of an asset is the capitalized amount of earnings relating to that asset less the returns on all other assets that contribute to that earning stream. For the unpatented ECLIA core technologies, the fair values were determined by using the relief-from-royalty method under the income approach. Under the relief-from-royalty method, a hypothetical construct is used to represent what we would be willing to pay to continue to use the intangible asset in business operations if we no longer had legal ownership of the intangible asset. Since ownership of the asset relieves the business from being required to make these payments, financial results are improved to the extent the upfront payment and royalty payments are avoided. After considering the profit margins on comparable companies, the estimate of the reasonable royalty rates for ECLIA products are from 20% to 25% of sales revenue. They were based on the entire operating income of the business enterprise selling and marketing the ECLIA products in the PRC with the unpatented technologies. For the non-compete agreements in BBE acquisition, we have adopted an income approach that compares the prospective cash flows with and without the subject competition in place.

For unpatented SPR technologies acquired upon the SPR acquisition, the fair values were determined by using the multi-period excess earnings method. The principal of multi-period excess earnings method implies that the value of an asset is the capitalized amount of incremental profits achieved through use of the intangible assets as compared with the profits of the same business not using it, or the value of an asset is the capitalized amount of earnings relating to that asset less the returns on all other assets that contribute to that earning stream. For the non-compete agreements in SPR acquisition, we have adopted an income approach that compares the prospective cash flows with and without the subject competition in place. For assembled workforce in SPR acquisition, we have adopted a cost approach that estimates the replacement cost for the experienced employees acquired.

Impairment assessment of long-lived assets

Our long-lived assets consisted of property, plant and equipment, land use rights and intangible assets. We review periodically the carrying amounts of our long-lived assets to be held and used in order to assess whether the recoverable amounts, based on expected undiscounted net cash flows, have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, we reduce the carrying amount to the estimated fair value and record the difference as an impairment loss, which is charged against earnings. We determine estimated fair value using expected future cash flows generated by the assets and such future cash flows are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the fiscal years ended March 31, 2007, 2008 and 2009, we did not recognize any impairment losses in our consolidated financial statements.

Collectibility of our accounts receivable

We evaluate the collectibility of our accounts receivable based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay.

We have recognized an allowance for doubtful accounts in our consolidated financial statements. We have been dependent on a small number of distributors for a significant portion of our revenues. If a major customer’s financial condition deteriorates, or if our customer default rates become higher than historical levels, our estimates of the recoverability of amounts due to us could change, and additional allowance could be required, which could have a material adverse effect on our results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year ended March 31,
	2007		2008		2009
	RMB (in thousands)	% of revenues	RMB (in thousands)	% of revenues	RMB (in thousands)	% of revenues
Revenues	215,550	100.0	547,421	100.0	829,950	100.0
Cost of revenues	(57,750)	(26.8)	(245,437)	(44.8)	(232,571)	(28.0)

Gross profit	157,800	73.2	301,984	55.2	597,379	72.0
Operating expenses:
Research and development	(6,079)	(2.8)	(20,231)	(3.7)	(31,450)	(3.8)
Acquired in-process research and development	—	—	(672)	(0.1)	(244,872)	(29.5)
Sales and marketing	(10,261)	(4.8)	(22,012)	(4.0)	(42,722)	(5.1)
General and administrative	(49,953)	(23.2)	(70,939)	(13.0)	(97,596)	(11.8)
Amortization of SPR intangible assets	—	—	—	—	(36,511)	(4.4)

Total operating expenses	(66,293)	(30.8)	(113,854)	(20.8)	(453,151)	(54.6)
Operating income	91,507	42.5	188,130	34.4	144,228	17.4
Other income (expense), net(1)	24,217	11.2	(23,565)	(4.3)	(73,243)	(8.8)

Income before income taxes	115,724	53.7	164,565	30.1	70,985	8.6
Income tax expense	(12,049)	(5.6)	(51,999)	(9.5)	(73,042)	(8.8)

Income (loss) from continuing operations	103,675	48.1	112,566	20.6	(2,057)	(0.2)
Income from and gain on sale of discontinued operation	186,043	86.3	212,656	38.8	364,409	43.9

Net income	289,718	134.4	325,222	59.4	362,352	43.7

(1)	Other income (expense) includes “interest expense,” “interest income,” “amortization of convertible notes issuance costs” and “other income, net”.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Revenues. Our revenues were derived from two operating segments, immunodiagnostic system sales and molecular diagnostic system sales. Immunodiagnostic system sales include the sales of ECLIA reagent kits. Molecular diagnostic system sales include the sales of FISH probes and, to a lesser extent, the sales of FISH imaging analyzers. Immunodiagnostics system sales and molecular diagnostics system sales accounted for 60.8% and 39.2% of our revenues, respectively, for the fiscal year ended March 31, 2009 and 69.5% and 30.5%, respectively, for the fiscal year ended March 31, 2008.

Our revenues increased 51.6% to RMB830.0 million (US$121.5 million) for the fiscal year ended March 31, 2009, from RMB547.4 million for the fiscal year ended March 31, 2008. This increase was primarily due to the significant increase in the ECLIA reagent kits sales and FISH probes sales.

Revenues from sales of our immunodiagnostic system increased 32.6% to RMB504.7 million (US$73.9 million) for the fiscal year ended March 31, 2009 from RMB380.5 million for the fiscal year ended March 31, 2008. This significant increase was attributable to the increased utilization of ECLIA analyzers by hospitals and the expanded installed base of the analyzers, both of which increased the demand for our reagent kits and our revenues from sale of reagent kits.

Revenues from sales of our molecular diagnostic system increased 94.9% to RMB325.3 million (US$47.6 million) for the fiscal year ended March 31, 2009 from RMB166.9 million for the fiscal year ended

March 31, 2008. The significant increase was attributable to strong growth in sales of our FISH probes to hospitals as a result of increase in new hospital customers and increased usage of our FISH probes by existing hospital customers.

Cost of revenues and gross margin. Our cost of revenues decreased 5.2% to RMB232.6 million (US$34.0 million) for the fiscal year ended March 31, 2009 from RMB245.4 million for the fiscal year ended March 31, 2008. Our overall gross margin increased to 72.0% for the fiscal year ended March 31, 2009 as compared to 55.2% for the fiscal year ended March 31, 2008. This increase in our overall gross margin was primarily due to the change in revenue mix where almost all revenues were derived from recurring sales of higher margin ECLIA reagent kits and FISH probes for the fiscal year ended March 31, 2009. Gross margin for our ECLIA system decreased to 72.6% for the fiscal year ended March 31, 2009 from 72.9% for the fiscal year ended March 31, 2008 primarily due to the costs of ECLIA analyzers provided free of charge to customers starting from April 2008. In comparison, gross margin for our FISH system increased to 71.1% for the fiscal year ended March 31, 2009 from 14.7% for the fiscal year ended March 31, 2008. The lower gross margin for FISH system in the fiscal year ended March 31, 2008 was mainly due to the amortization of FISH intangible assets and the sales of FISH imaging analyzer which generated lower gross margin than sale of FISH probes.

Operating expenses. Our operating expenses increased significantly to RMB453.2 million (US$66.3 million) for the fiscal year ended March 31, 2009 from RMB113.9 million for the fiscal year ended March 31, 2008. This increase was primarily due to the charge of in-process research and development and an additional amortization of acquired intangible assets in connection with the SPR acquisition. Our operating expenses as a percentage of revenues increased to 54.6% for the fiscal year ended March 31, 2009 from 20.8% for the fiscal year ended March 31, 2008.

Our research and development expenses increased 55.5% to RMB31.5 million (US$4.6 million) for the fiscal year ended March 31, 2009 from RMB20.2 million for the fiscal year ended March 31, 2008. The increase was primarily due to the development of new FISH probes and fully automated ECLIA analyzer. Our research and development expenses as a percentage of revenues slightly increased to 3.8% for the fiscal year ended March 31, 2009 from 3.7% for the fiscal year ended March 31, 2008.

Our charge of acquired in-process research and development of RMB244.9 million (US$35.8 million) for the fiscal year ended March 31, 2009 was in connection with the SPR acquisition. The charge of acquired in-process research and development of RMB0.7 million for the fiscal year ended March 31, 2008 was in connection with the BBE acquisition. Our charge of acquired in-process research and development as a percentage of revenues increased to 29.5% for the fiscal year ended March 31, 2009 from 0.1% for the fiscal year ended March 31, 2008.

Our sales and marketing expenses increased significantly to RMB42.7 million (US$6.3 million) for the fiscal year ended March 31, 2009 from RMB22.0 million for the fiscal year ended March 31, 2008. This increase was primarily due to the expansion of direct sales force for the FISH business and increased product promotional activities. Our sales and marketing expenses as a percentage of revenues increased to 5.1% for the fiscal year ended March 31, 2009 from 4.0% for the fiscal year ended March 31, 2008.

Our general and administrative expenses increased 37.6% to RMB97.6 million (US$14.3 million) for the fiscal year ended March 31, 2009 from RMB70.9 million for the fiscal year ended March 31, 2008. This increase was primarily due to an increase in employee expenses as a result of the increased headcount associated with the expansion of our operation and an increase in share-based compensation expenses. Our general and administrative expenses as a percentage of revenues decreased to 11.8% for the fiscal year ended March 31, 2009 from 13.0% for the fiscal year ended March 31, 2008.

Our amortization of SPR intangible assets related to the SPR acquisition completed in December 2008.

Other expense. We incurred net interest expense of RMB69.5 million (US$10.2 million) for the fiscal year ended March 31, 2009, as compared to RMB23.7 million for the fiscal year ended March 31, 2008. Our interest expense for our convertible notes increased significantly to RMB83.2 million (US$12.2 million) in the fiscal year ended March 31, 2009 from RMB39.1 million for the fiscal year ended March 31, 2008. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008. Also included in the calculation of the net interest expense was the amortization of convertible notes issuance costs of RMB14.4 million (US$2.1 million) and RMB7.9 million for the fiscal years ended March 31, 2009 and 2008, respectively. Such amortization of convertible notes issuance costs were related to our convertible notes issued in November 2006 and August 2008. The issuance costs are amortized over the five-year term of the convertible notes.

Income tax expense. Our effective tax rate for the fiscal year ended March 31, 2009 was 102.9%, as compared to 31.6% for the fiscal year ended March 31, 2008. The effective tax rate in the fiscal year ended March 31, 2009 increased significantly primarily due to the charge of acquired in-process research and development which was not deductible for income tax expenses.

Income from and gain on sale of discontinued operation, net. Our income from and gain on sale of discontinued operation increased to RMB364.4 million (US$53.3 million) for the fiscal year ended March 31, 2009 from RMB212.7 million for the fiscal year ended March 31, 2008. This increase was primarily due to a gain from the sale of the HIFU business of RMB243.3 million (US$35.6 million). In August 2009, we received a request for compensation from Chengxuan relating to the sale of the HIFU business and we reduced the gain on the sale of the HIFU business by deferring approximately US$15.5 million of the gain. We recently received another letter from Chengxuan which informed us that Chengxuan decided to withdraw its request for compensation and would fulfill its payment obligations under the agreement for the sale of the HIFU business. As such, we considered that the deferral was no longer necessary and recognized the full gain on the sale of the HIFU business in the amount of RMB243.3 million.

Net income. Net income increased 11.4% to RMB362.4 million (US$53.0 million) for the fiscal year ended March 31, 2009 from RMB325.2 million for the fiscal year ended March 31, 2008, as a result of the cumulative effect of the above factors.

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Revenues. Our revenues were derived from two operating segments, immunodiagnostic system sales and molecular diagnostic system sales. Immunodiagnostic system sales include the sales of ECLIA analyzer and reagent kits. Molecular diagnostic system sales include the sales of FISH imaging analyzer and FISH probes. Immunodiagnostic system sales and molecular diagnostic system sales accounted for 69.5% and 30.5% of our revenues, respectively, for the fiscal year ended March 31, 2008 and 100.0% and 0.0% of our revenues, respectively, for the fiscal year ended March 31, 2007.

Our revenues increased significantly to RMB547.4 million for the fiscal year ended March 31, 2008 from RMB215.6 million for the fiscal year ended March 31, 2007. This increase was primarily due to the significant increase in the ECLIA system sales and the commencement of sale of our FISH system in June 2007.

Revenues from sales of our immunodiagnostic system increased 76.5% to RMB380.5 million for the fiscal year ended March 31, 2008 from RMB215.6 million for the fiscal year ended March 31, 2007. This significant increase was attributable to the increased utilization of ECLIA analyzers by hospitals and the introduction of new reagent kits, both of which increased the demand for our reagent kits and our revenue from sale of reagent kits.

Revenues from sales of our molecular diagnostic system were RMB166.9 million for the fiscal year ended March 31, 2008. We began sale of our FISH system in June 2007.

Cost of revenues and gross margin. Our cost of revenues increased significantly to RMB245.4 million for the fiscal year ended March 31, 2008 from RMB57.8 million for the fiscal year ended March 31, 2007. Our overall gross margin decreased to 55.2% for the fiscal year ended March 31, 2008 as compared to 73.2% for the fiscal year ended March 31, 2007. This decrease in our overall gross margin was primarily due to the commencement of sales of molecular diagnostic system in June 2007 which had lower gross margin than that of immunodiagnostic system sales. The gross margin for molecular diagnostic system was significantly lower than the gross margins for immunodiagnostic system primarily due to the amortization of FISH intangible assets, a fixed cost and the sales of FISH imaging analyzer which generated lower gross margin than sale of FISH probes. Gross margin for our immunodiagnostic system slightly decreased to 72.9% for the fiscal year ended March 31, 2008 from 73.2% for the fiscal year ended March 31, 2007. We expect future FISH probe sales to generate recurring revenue and higher gross margin.

Operating expenses. Our operating expenses increased 71.7% to RMB113.9 million for the fiscal year ended March 31, 2008 from RMB66.3 million for the fiscal year ended March 31, 2007. This increase was primarily due to expansion of our existing business and commencement of sale of FISH products in the fiscal year ended March 31, 2008. Our operating expenses as a percentage of revenues decreased to 20.8% for the fiscal year ended March 31, 2008 from 30.8% for the fiscal year ended March 31, 2007.

Our research and development expenses increased significantly to RMB20.2 million for the fiscal year ended March 31, 2008 from RMB6.1 million for the fiscal year ended March 31, 2007. The increase was primarily due to the development of new ECLIA reagent kits and FISH probes and an increase in the share-based compensation expenses we incurred in 2007. Our research and development expenses as a percentage of revenues increased to 3.7% for the fiscal year ended March 31, 2008 from 2.8% for the fiscal year ended March 31, 2007.

Our charge of acquired in-process research and development of RMB0.7 million for the fiscal year ended March 31, 2008 was in connection with the BBE acquisition. Our charge of acquired in-process research and development as a percentage of revenues is 0.1% for the fiscal year ended March 31, 2008.

Our sales and marketing expenses increased significantly to RMB22.0 million for the fiscal year ended March 31, 2008 from RMB10.3 million for the fiscal year ended March 31, 2007. This increase was primarily due to promotional activities for both ECLIA system and FISH system. Our sales and marketing expenses as a percentage of revenues decreased to 4.0% for the fiscal year ended March 31, 2008 from 4.8% for the fiscal year ended March 31, 2007.

Our general and administrative expenses increased 42.0% to RMB70.9 million for the fiscal year ended March 31, 2008 from RMB50.0 million for the fiscal year ended March 31, 2007. This increase was primarily due to an increase in the number of employees to meet the expansion of our operations and an increase in share-based compensation expenses. Our general and administrative expenses as a percentage of revenues decreased to 13.0% for the fiscal year ended March 31, 2008 from 23.2% for the fiscal year ended March 31, 2007.

Other income (expense). We incurred net interest expense of RMB23.7 million for the fiscal year ended March 31, 2008, compared to net interest income of RMB23.5 million for the fiscal year ended March 31, 2007. The increase in our interest expense was primarily due to the interest expense of RMB39.1 million for the convertible notes in the fiscal year ended March 31, 2008. In comparison, we had less interest on the convertible notes in the fiscal year ended March 31, 2007 because we issued the notes in November 2006 and the notes were outstanding for less than five months during the fiscal year. We also incurred other interest expense of RMB5.2 million for the fiscal year ended March 31, 2008 due to the present value discounting of long term other payable of US$10 million for the final payment of the FISH acquisition due in March 2009. The decrease in interest income was primarily due to a decrease in cash balance from RMB1,173.6 million as of March 31, 2007 to RMB682.7 million as of March 31, 2008 as a result of payments made for acquisition of the FISH business and BBE and a decrease in interest rate for US dollar bank deposits. Also included in the calculation of the net interest income (expense) was the amortization of convertible notes issuance costs of RMB7.9 million and RMB3.1 million for the fiscal years ended March 31, 2008 and 2007, respectively. Such amortization of convertible notes issuance costs were related to our convertible notes issued in November 2006. The issuance costs are amortized over the five-year term of the convertible notes.

Income tax expense. Our effective tax rate for the fiscal year ended March 31, 2008 was 31.6%, compared to 10.4% for the fiscal year ended March 31, 2007. The effective tax rate in the fiscal year ended March 31, 2008 increased primarily due to the increase in income tax rate from 10% to the transitional rate of 18% in connection with the EIT Law that became effective in January 2008 as well as certain non-deductible expenses for income tax.

Income from and gain on sale of discontinued operation, net. Our income from and gain on sale of discontinued operation increased 14.3% to RMB212.7 million for the fiscal year ended March 31, 2008 from RMB186.0 million for the fiscal year ended March 31, 2007. This increase was primarily due to the increase in the sales of HIFU therapy systems for the fiscal year ended March 31, 2008.

Net income. Net income increased 12.3% to RMB325.2 million for the fiscal year ended March 31, 2008 from RMB289.7 million for the fiscal year ended March 31, 2007, as a result of the cumulative effect of the above factors.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	360,999	463,334	490,758	71,823
Net cash used in investing activities	(884,455)	(831,551)	(1,467,195)	(214,725)
Net cash provided by (used in) financing activities	871,554	(86,149)	1,751,297	256,303
Net increase (decrease) in cash	329,849	(490,961)	773,731	113,236
Cash at beginning of year	843,791	1,173,640	682,679	99,911
Cash at end of year	1,173,640	682,679	1,456,410	213,147

As of March 31, 2009, we had working capital of RMB1,043.9 million (US$152.8 million). We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

In the fiscal years ended March 31, 2007, 2008 and 2009, we have financed our operations primarily through cash generated by our operating activities and our issuance of convertible notes in November 2006 and August 2008. We received net proceeds of approximately US$144.7 million and US$267.7 million from our issuance of convertible notes in November 2006 and August 2008, respectively.

Our principal uses of cash during the fiscal year ended March 31, 2009 were for our working capital requirements, payment of RMB68.3 million (US$10.0 million) in relation to our acquisition of the FISH business, payment of RMB14.8 million (US$2.2 million) in relation to our BBE acquisition, payment of

RMB1,514.0 million (US$221.6 million) in relation to our SPR acquisition, payment of cash dividends in the aggregate amount of RMB86.6 million (US$12.7 million) to our shareholders, payment of RMB26.0 million (US$3.8 million) in relation to the expansion of our production facility and purchase of other property, plant and equipment.

As of March 31, 2009, we had RMB1,456.4 million (US$213.1 million) in cash. Our cash primarily consists of cash on hand and bank balances which are mainly held in RMB denominated accounts with banks in China and U.S. dollar denominated accounts with banks in Hong Kong and the United States.

In September 2009, our board of directors approved a share repurchase program with a view to demonstrate our commitment to maximize shareholder value. Under the terms of the program, we may repurchase up to US$30 million worth of our outstanding ADSs for a period of one year, commencing on October 1, 2009. Repurchases may be made from time to time on the open market at prevailing market prices or in block trades, in accordance with the “Safe Harbor” requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may effect the repurchases pursuant to a 10b5-1 plan (which allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The timing and extent of any repurchase will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable laws and regulations. We expect to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. Our board of directors will review this share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time. We plan to fund repurchases made under this program from our available cash balance.

Operating Activities

Net cash provided by operating activities increased to RMB490.8 million (US$71.8 million) for the fiscal year ended March 31, 2009 from RMB463.3 million for the fiscal year ended March 31, 2008. This increase was mainly attributable to the increase in revenues in the fiscal year ended March 31, 2009.

Net cash provided by operating activities increased to RMB463.3 million for the fiscal year ended March 31, 2008 from RMB361.0 million for the fiscal year ended March 31, 2007. This increase was mainly attributable to the increase in revenues in the fiscal year ended March 31, 2008.

Investing Activities

Net cash used in investing activities increased to RMB1,467.2 million (US$214.7 million) for the fiscal year ended March 31, 2009 from RMB831.6 million for the fiscal year ended March 31, 2008. Net cash used in investing activities for the fiscal year ended March 31, 2009 consisted primarily of payment of RMB68.3 million in relation to our acquisition of the FISH business, payment of RMB14.8 million in relation to our BBE acquisition, payment of RMB1,514.0 million in relation to our SPR acquisition, payment of RMB26.0 million in relation to the expansion of our production facility and purchase of other property, plant and equipment.

Net cash used in investing activities decreased to RMB831.6 million for the fiscal year ended March 31, 2008 from RMB884.5 million for the fiscal year ended March 31, 2007. Net cash used in investing activities for the fiscal year ended March 31, 2008 consisted primarily of payment of RMB439.9 million in relation to our acquisition of the FISH business, payment of RMB195.6 million in relation to our BBE acquisition, and a refundable deposit of RMB166.7 million paid in July 2007 for a potential SPR acquisition.

Financing Activities

Net cash provided by financing activities was RMB1,751.3 million (US$256.3 million) for the fiscal year ended March 31, 2009, as compared to net cash used in financing activities of RMB86.1 million for the fiscal year ended March 31, 2008. Net cash provided by financing activities for the fiscal year ended March 31, 2009 consisted primarily of proceeds of RMB1,837.9 million raised from our issuance of convertible notes in August 2008, partially offset by cash dividends in the aggregate amount of RMB86.6 million paid to our shareholders in August 2008.

Net cash used in financing activities was RMB86.1 million for the fiscal year ended March 31, 2008, as compared to net cash provided by financing activities of RMB871.6 million for the fiscal year ended March 31, 2007. Net cash used in financing activities for the fiscal year ended March 31, 2008 consisted primarily of cash dividends in the aggregate amount of RMB83.3 million paid to our shareholders in August 2007 and principal payments on bank loan in the amount of RMB8.0 million.

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

Capital Expenditures

We made capital expenditures of RMB884.5 million, RMB664.9 million and RMB1,789.7 million (US$261.9 million) in the fiscal years ended March 31, 2007, 2008 and 2009, respectively. We expect to spend approximately RMB752 million (US$110 million) in the fiscal year ending March 31, 2010, consisting of the purchase of new manufacturing equipment to expand production capacity, the renovation of existing facilities and the two payments in relation to our SPR acquisition. We expect to finance such capital expenditures primarily through our existing cash balances carried forward and cash generated by our operating activities. Our past capital expenditures principally consisted of expansion of production facility and payments in relation to our acquisitions of the FISH business, BBE business and the SPR technology and related assets.

Recent Accounting Pronouncements

During the fiscal year ended March 31, 2009, we adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with the U.S. GAAP and expands disclosures about fair value measurements. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 to fiscal year ended March 31, 2010 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted SFAS 157 in the fiscal year ended March 31, 2009, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP 157-2. The partial adoption of SFAS 157 in the fiscal year ended March 31, 2009 did not have a material impact on our consolidated financial position, cash flows and results of operations. We are still evaluating the impact of the remaining SFAS 157 on its consolidated financial position, cash flows and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (Revised), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. SFAS 141R will be applied prospectively to business combinations with an acquisition date on or after April 1, 2009. We are currently evaluating the impact, if any, of the adoption of the provisions of SFAS 141R on our financial position, results of operations and cash flows.

In April 2008, FASB issued FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets”. This FSP requires an entity shall disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement; entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; in the period of acquisition or renewal, the weighted-average period of time prior to the next renewal or extension (both explicit and implicit), by major intangible asset class and for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period which a statement of financial position is presented, by major intangible asset class. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. These disclosure requirements should be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We are currently evaluating the impact on our financial position, results of operations and cash flows, but does not expect the adoption of FSP No. FAS 142-3 to have a material impact on the financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period that convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 became effective for us on April 1, 2009 and requires retrospective application. FSP APB 14-1 will change the accounting treatment for our convertible notes. The effect of applying FSP APB 14-1 on our convertible notes is expected to reduce net income for the years ended March 31, 2007, 2008, and 2009 by RMB10.3 million, RMB28.2 million, and RMB27.5 million, respectively.

In June 2008, the FASB ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. We do not expect the adoption of EITF 07-05 will have a material impact on our consolidated financial statements.

In April, 2009, the FASB ratified the consensus-for-exposure reached on EITF Issue No. 09-01, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance” (“EITF 09-01”) and approved the issuance of a draft abstract for a public comment period. EITF 09-01 concludes that, at the date of issuance, a share-lending arrangement entered into on an entity’s own shares in contemplation of a convertible debt offering or other financing is required to be measured at fair value and recognized as a debt issuance cost in the financial statements of the entity. The debt issuance cost shall be amortized using the effective interest method over the life of the financing arrangement as interest cost. This issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. This issue requires retrospective application for all arrangements outstanding as of the beginning of the fiscal year in which this Issue is initially applied. We are currently evaluating the impact on our financial position, results of operations and cash flows.

In May 2009, the FASB issued FASB Statement No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. We are currently evaluating the impact on our financial position, results of operations and cash flows.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification” (the “Codification”) and the “Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 confirmed that the Codification will become the single official source of U.S. GAAP, (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, EITF, and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. We will apply the Codification beginning in the quarter ended September 30, 2009. The adoption of SFAS 168 will have an impact on our financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

As of August 31, 2009, our research and development team consisted of 151 research personnel and medical professionals, which accounted for 17.9% of our employees. Many of the key research and development personnel who developed the ECLIA technologies at the Peking University People’s Hospital are currently employed by us. The key research and development personnel of the FISH business and the SPR business that we acquired in March 2007 and December 2008, respectively, were also transferred to our company and are employed by us. Our research and development staff consists of medical professionals, biomedical engineers, electrical engineers and computer science engineers, many of whom have experience in the healthcare and medical device research fields, including experience working with hospitals who are customers of our products.

Our research and development focuses primarily on developing new applications and improving the product designs of our ECLIA analyzer and reagent kits, our FISH probes and our SPR system and DNA chips.

•	ECLIA analyzer and reagent kits research and development. Our ECLIA technology research and development focuses on expanding the range of reagent kits for applications that are commonly used in

China. We plan to continue to add new reagent kits to increase the competitiveness of our ECLIA system. The reagent kits under development include tests for infectious diseases, infertility disorders and cardiac diseases. Our fully automatic ECLIA analyzer for large hospitals is currently pending approval from the SFDA. We are also working on improving the response time and efficiency of our ECLIA analyzer.

•

FISH probes research and development. Our FISH technology research and development focuses on expanding the range of probes for applications that address large unmet demand in China. The probes we currently offer are used in these applications: prenatal diagnosis, diagnosis and prognosis of cervical cancer, bladder cancer, breast cancer, leukemia and multiple myeloma, prostate cancer and lung cancer. We are also working on enhancing the sensitivity and specificity of our probes.

•

SPR system and DNA chips research and development. Our SPR technology research and development focuses on expanding the range of DNA chips for applications that address large unmet demand in China. We currently offer one type of DNA chip for HPV detection and genotyping. We plan to continue to add new DNA chips to our portfolio. We are also working on improving the response time and efficiency of our SPR system.

We actively involve scientists and physicians during our research and development process to produce products that provide clinical and economic benefits to hospitals and their patients. In recent years, we have increased our investment in research and development to accelerate the commercialization of new technologies. Over the past years, we initiated various long term collaborations with leading institutions such as Chinese Academy of Sciences Institute of Acoustics and Biomed-X Center of Peking University to strengthen our research capabilities, further enhance the functionality of existing products and expedite the development of new products. We expect to continue devoting significant resources to research and development.

Our research and development expenditures were RMB6.1 million, RMB20.2 million and RMB31.5 million (US$4.6 million) in the fiscal years ended March 31, 2007, 2008 and 2009, respectively.

Intellectual Property

We are committed to developing and protecting our intellectual property portfolio. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of August 31, 2009, we have obtained 18 patents in China, including 10 utility patents and eight invention patents directed towards our ECLIA system. The validity periods for our 10 utility patents and eight invention patents are 10 years and 20 years, respectively, from the date the application was filed. We have filed patent applications relating to our SPR technologies in China. Generally, invention patents are viewed as offering more commercial protection than utility patents. As with patent rights in most other jurisdictions, a patent holder in the PRC enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent within the PRC. To protect some of the most important proprietary technologies internationally, we have submitted three patent applications relating to ECLIA technology in the United States of which we have been granted one patent. We have also filed patent applications directed towards our FISH and SPR methodology in the United States.

We have developed, among others, the following key technologies for our ECLIA system, FISH probes and SPR system:

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

•

SPR methodology—this leading biosensor technology in molecular biology is used for the analysis of proteins, nucleic acids and viruses. The HPV-DNA chips, which we currently offer for use with our SPR system, are label-free DNA chips for the diagnosis of HPV infection and genotyping of HPV. Once the HPV genotype specific probes on the HPV-DNA chip hybridize with their complementary target DNA abstracted from the cervical cells, the SPR system can read the hybridization signals and interpret the results based on control signals. We have filed patent applications relating to our SPR technologies in China and the United States.

We require our employees, consultants and advisers to execute confidentiality agreements in connection with their employment, consulting and advisory relationships with us. We also require our employees, consultants and advisers who are privy to confidential information to agree to disclose and assign to us all inventions conceived during their terms of employment or contract. Despite any measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2007 to March 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not, and did not, have any interest in variable interest entities or any other off-balance sheet arrangements that require disclosure.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2009:

	Payment due by period
Contractual obligations	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
	(RMB in thousands)
Convertible notes—principal	—	1,024,935	1,885,880	—	2,910,815
Convertible notes—interest	111,308	222,616	113,153	—	447,077
Operating lease obligations	6,479	5,908	4,344	—	16,731
SPR acquisition	707,205	—	—	—	707,205
Purchase obligations	1,789	—	—	—	1,789

Total	826,781	1,253,459	2,003,377	—	4,083,617

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of March 31, 2009.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and market future applications of our ECLIA system, FISH system and SPR system and DNA chips;

•	market acceptance of FISH probes, SPR system and DNA chips;

•	the expected market growth for medical devices and supplies in China;

•	market acceptance of our technology and products;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to effectively build and manage a direct sales force for the distribution of FISH products, SPR system and DNA chips;

•	our ability to diversify our product range and stay abreast of technological changes;

•	competition from other companies that offer IVD systems in China;

•	our ability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	our ability to identify and acquire new medical technologies and products;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and

•	fluctuations in general economic and business conditions in China.

This annual report contains market information related to the medical devices and supplies industry, healthcare insurance, hospitals and IVD markets in China. Unlike in the United States, there is limited authoritative data on the healthcare industry in China, particularly on a nationwide basis. For example, there is limited data concerning health and patient trends or the medical devices and supplies industry. In addition, any data that is available may not be current. This annual report contains projections that are based on a number of assumptions. For example, our business and marketing plan for the ECLIA system assumes that small- and medium-sized hospitals in China will be interested in buying an ECLIA system such as ours. We have also projected a certain penetration rate for our FISH system and SPR system in large hospitals in China. Any or all of our assumptions may turn out to be incorrect. If demand for our ECLIA system, FISH system, SPR system and DNA chips does not grow at the projected rates, our business and the market price of our ADSs would suffer. In addition, the complex and changing nature of broad macroeconomic factors subject any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of August 31, 2009.

Name	Age	Position/title
Xiaodong Wu	53	Chairman of the board of directors, chief executive officer
Iain Ferguson Bruce(1)(2)(3)	69	Independent director
Lawrence A. Crum(1)(2)(3)	68	Independent director
Yuedong Li(1)(3)	60	Independent director
Guoming Qi	63	Independent director
Takyung (Sam) Tsang	38	Director, chief financial officer
Zhong Chen	44	Chief technology officer
Feng (Charles) Zhu	40	Vice president

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination committee.

Mr. Xiaodong Wu, our founder, currently serves as our chairman of the board of directors and chief executive officer. Mr. Wu has served on our board of directors since July 2004 and as the chairman of our board of directors since February 2005. Mr. Wu is also a director and the chief executive officer of YDME Beijing, positions he has served since the inception of YDME Beijing in July 1999. Mr. Wu serves on the board of directors of Chengxuan, Beijing Chengxuan, an investment holding company, Beijing Weixiao, a medical technology company, and Beijing Wan De Jin Da Industry and Trade Co., Ltd., a property management company. Mr. Wu worked in the foreign investment department of the Jiangxi provincial government from 1990 to 1996. From 1980 to 1989, Mr. Wu worked in Jiangxi Municipal Science and Technology Commission and accumulated extensive experience in assessing and managing hi-tech projects. Mr. Wu is an advisor to Beijing Medical University for technology development projects. Mr. Wu received his bachelor’s degree in Physics from Jiangxi University.

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

Dr. Yuedong Li has served as a member of our board of directors since October 2007 and serves as a member of the audit and nomination committees. He is currently the chief secretary of the China Hospital Association and the deputy director of Center of Organ Transplant at Beijing University from October 2006. Prior to that, he was the vice-president of Peking University People’s Hospital from 1986 to 2006 . Dr. Li also holds various positions in a number of medical associations in China and he obtained a bachelor’s degree from Beijing Medical University in 1976.

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

Mr. Takyung (Sam) Tsang has served as our chief financial officer since January 2005 and as a member of our board of director since June 2007. Mr. Tsang was an advisor to the company for the areas of accounting and finance from February 2004 to December 2004. Prior to joining us, Mr. Tsang worked as a manager of KPMG Hong Kong and Ernst & Young China. He is a Certified Public Accountant in the United States and Hong Kong. He received his bachelor’s degree in business administration from the Chinese University of Hong Kong.

Dr. Zhong Chen has served as our chief technology officer since November 2007. He was the medical director of cytogenetics program at the Associated Regional and University Pathologists Laboratories in Utah and a professor of Pediatrics and Pathology at the University of Utah. Prior to that, he served as the director of cytogenetics laboratories at Genetrix Inc. from 1993 to 1996 and of Genzyme Genetics from 1996 to 1998, two leading biotechnology companies in the United States. Dr. Chen obtained his bachelor’s degree in Medicine in 1986 and a M.D. degree in 1989 from Tongji Medical University. From 1990 to 1993, he also completed a fellowship in Medical Genetics/Cancer Genetics at Southwest Biomedical Research Institute in conjunction with the University of Arizona Genetics Program in Phoenix, Arizona, U.S. He is certificated by the American Board of Medical Genetics.

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

The business address of our directors and executive officers is China Medical Technologies, Inc. at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2009, the aggregate cash compensation to our directors and executive officers was approximately RMB13.6 million (US$2.0 million). The aggregate amount set aside or accrued to provide retirement, pension or other similar benefits for our executive officers was approximately RMB100,000 (US$15,000) for the fiscal year ended March 31, 2009. If we terminate an executive officer without cause, we are required to pay compensation equal to nine months of the executive officer’s salary. Except for directors who are also executive officers, none of our directors receive benefits upon termination.

2005 Stock Option Plan

Our board of directors adopted the 2005 stock option plan on February 2, 2005 and amended and restated the 2005 stock option plan on November 12, 2006. The 2005 stock option plan, as amended and restated, provides for the grant of share options as well as restricted stock, referred to as “awards”. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

We have reserved an aggregate of 30,000,000 of our ordinary shares for issuance under our 2005 stock option plan, as amended and restated. As of August 31, 2009, 4,940,000 restricted shares and share options to purchase an aggregate of 933,340 of our ordinary shares were issued and outstanding.

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

The following table summarizes the share options and restricted shares that we granted to our directors and management personnel under our 2005 stock option plan, as amended and restated, as of August 31, 2009:

Name	Type of awards	Number of shares to be issued upon exercise of options and/or number of restricted shares granted	Per share exercise price/per share purchase price (in US$)	Date of grant	Date of expiration
Xiaodong Wu	Restricted shares	*	US$0.10	June 6, 2008	June 5, 2013
Iain Ferguson Bruce	Share option/restricted shares	*	US$1.36/ US$0.10	March 14, 2005/ June 11, 2007	December 31, 2009/ May 31, 2012
Lawrence A. Crum	Share option/restricted shares	*	US$1.36/ US$0.10	March 14, 2005/ June 11, 2007	December 31, 2009/ May 31, 2012
Takyung (Sam) Tsang	Restricted shares	*	US$0.10	June 11, 2007/ June 6, 2008	May 31, 2012/ June 5, 2013
Yuedong Li	Restricted shares	*	US$0.10	October 1, 2007	September 30, 2012
Guoming Qi	Restricted shares	*	US$0.10	November 16, 2007	November 15, 2012
Other management personnel as a group	Share option/restricted shares	*	US$2.53/ US$0.10	June 11, 2007/ June 11, 2007/ June 6, 2008	May 31, 2012/ May 31, 2012/ June 5, 2013
Total	Options to purchase 1,550,000 ordinary shares** and 5,480,000 restricted shares***

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1% of our outstanding ordinary shares.
**	Including options that have been exercised and forfeited after they were granted.
***	Including restricted shares that were subsequently forfeited after they were granted.

These options and restricted shares vest over a period of two to three years after the grant date.

C.	Board Practices

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

Terms of Directors and Executive Officers

All directors hold office until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Currently, directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. If a director has been appointed by Chengxuan, upon written notice to us, such director may be removed and replaced by his or her nominator, at any time for any reason.

A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.	Employees

Employees

We had 334, 708 and 733 employees as of March 31, 2007, 2008 and 2009, respectively. As of August 31, 2009, we had 843 employees. The following table sets forth the number of our employees categorized by function as of August 31, 2009.

	As of August 31, 2009	Percentage of Total (%)

Manufacturing and services	289	34.3
Research and development	151	17.9
General and administration	88	10.4
Sales and marketing	166	19.7
Customer support and service	149	17.7

Total	843	100.0

From time to time, we also employ independent contractors to support our marketing and sales and clinical support and research. We plan to hire additional employees for sales and marketing, customer support and service and manufacturing as we grow our business. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

In accordance with applicable regulations in the PRC, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan and a personal injury insurance plan for our employees. We have made adequate provisions in accordance with applicable regulations, which require us to contribute amounts equal to 20%, 10%, 1.5% and 0.5%, respectively, of our employees’ aggregate base salaries to these statutory plans.

Also, in accordance with PRC regulations, we contribute amounts equal to 12%, 4% and 0.8% of our employees’ aggregate base salaries towards a housing fund, a supplemental medical insurance fund and a maternity fund, respectively.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 28, 2009, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary shares beneficially owned(1)
	Number	%
Directors and executive officers:
Xiaodong Wu(2)(4)	74,820,001	23.3
Iain Ferguson Bruce	*	*
Lawrence A. Crum	*	*
Guoming Qi	*	*
Yuedong Li	*	*
Takyung (Sam) Tsang	*	*
Zhong Chen	*	*
Feng (Charles) Zhu	*	*
All directors and executive officers as a group(3)	79,083,341	24.6
Principal and 5% shareholders:
Chengxuan International Ltd.(4)	74,820,001	23.3
Wellington Management Company, LLP(5)	32,246,990	10.0
Norges Bank(6)	16,265,300	5.0

*	Indicates less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes shares as to which the indicated person holds voting or investment power with respect to the securities.
(2)	Includes 71,420,001 ordinary shares and 200,000 ADSs (equivalent to underlying 2,000,000 ordinary shares) owned by Chengxuan International Ltd., which is beneficially owned by Mr. Xiaodong Wu, and 1,400,000 restricted shares granted to Mr. Xiaodong Wu.
(3)	Includes ordinary shares issuable upon exercise of options and restricted shares beneficially held by all of our directors and executive officers as a group.
(4)	Includes 71,420,001 ordinary shares and 200,000 ADSs (equivalent to underlying 2,000,000 ordinary shares) owned by Chengxuan International Ltd., a British Virgin Islands company beneficially owned by Mr. Xiaodong Wu. The address for Chengxuan is The Mill Mall, PO Box 92, Road Town, Tortola, British Virgin Islands.
(5)	Based solely upon a Form 13F filed by Wellington Management Company, LLP with the Commission on August 14, 2009, or the Form 13F. According to the Form 13F, Wellington Management Company, LLP has sole investment discretion with respect to 2,698,404 of our ADSs and shared investment discretion with respect to 526,295 of our ADSs. As such, Wellington Management Company, LLP may be deemed to have beneficial ownership of the 32,246,990 ordinary shares underlying the ADSs. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.
(6)	Based solely upon a Schedule 13G filed by Norges Bank (Central Bank of Norway) with the Commission on September 18, 2009. The address of the principal business office of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO 0107 Oslo, Norway.

As of August 31, 2009, other than the 77.8% of our outstanding ordinary shares underlying the outstanding ADSs which were held by our custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ordinary shares underlying the ADSs quoted on the Nasdaq Global Select Market are held in Hong Kong by the custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

After the completion of our initial public offering on August 15, 2005, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the fiscal years ended March 31, 2007, 2008 and 2009.

Transactions with Chengxuan

Chengxuan International Ltd., or Chengxuan, is one of our shareholders and controlled by Mr. Xiaodong Wu. In December 2008, we completed the sale of the HIFU business to Chengxuan for US$53.5 million in cash. Under the agreement, Chengxuan paid US$23.5 million upon the closing of the sale and will make two other payments during the year after the closing.

In June 2009, we received a letter from Chengxuan in connection with a notice issued by the State Food and Drug Administration, or the SFDA, in April 2009. The notice from the SFDA required the submission of new clinical trial data for the renewal application of the registration certificate for the HIFU therapy system for the further evaluation of the renewal application and did not permit the sale of the HIFU therapy system starting from April 2009 until the approval of the renewal application. In August 2009, we received another letter from Chengxuan which updated their ongoing discussion with the SFDA about the requirements for the new clinical trial data for the HIFU therapy system, Chengxuan’s loss of revenues due to the unexpected prohibition on selling the HIFU therapy system since April 2009 and their indication of seeking maximum compensation of approximately US$15.5 million from us. We have established a special committee comprising two independent directors to evaluate and handle the related matters with Chengxuan and the special committee has engaged legal counsel to advise on Chengxuan’s request for compensation. We recently received another letter from Chengxuan which withdrew their claim of compensation from us.

Secondary Offering

On March 22, 2006, we completed a secondary public offering of 57,500,000 shares held by certain shareholders. In this offering, the selling shareholders received all net proceeds from the sale of shares and all of the expenses, including underwriting discounts and commissions, related to this offering were shared by the selling shareholders. During the year ended March 31, 2006, we received RMB10.4 million from the selling shareholders to pay the expenses on behalf of them and the amount was recorded in other payables. In March 2006, RMB802,000 was paid and the outstanding balance of RMB9.6 million was fully paid during the fiscal year ended March 31, 2007. Upon the completion of the secondary offering, we received RMB5.9 million from the selling shareholders for our arrangement of the secondary offering.

Shareholders’ Agreement

In June 2005, we and Chengxuan, Golden Meditech (BVI) Company Ltd., or Golden Meditech, and General Electric Company, or GE, entered into a shareholders’ agreement. If any of Chengxuan’s, Golden Meditech’s or GE’s ownership interest in our company falls below 5% of our outstanding shares, calculated on a fully diluted basis, such shareholder will cease to be a party to the June 2005 shareholders’ agreement and will no longer have any rights or obligations under that agreement. In 2006, both GE and Golden Meditech’s ownership interest in our company fell below 5% of our outstanding shares and ceased to be parties to the shareholders’ agreement. In July and October 2006, GE and Golden Meditech ceased to be our shareholders.

Certain provisions of the June 2005 shareholders’ agreement are still applicable to Chengxuan. Under these provisions, all transactions between Chengxuan and us, including any changes to the material terms thereof, should be approved by our audit committee and unanimously approved by our board of directors.

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

Dividend Policy

Our board of directors declared a cash dividend on our ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS based on our net income for the fiscal year ended March 31, 2007 and the cash dividend was paid in August 2007. Our board of directors has declared a cash dividend on our ordinary shares of US$0.05 per share, equivalent to US$0.50 per ADS based on our net income for the fiscal year ended March 31, 2008 and the cash dividend was paid in August 2008. Our board of directors has declared a cash dividend on our ordinary shares of US$0.055 per share, equivalent to US$0.55 per ADS based on our net income for the fiscal year ended March 31, 2009 and the cash dividend will be paid on or around October 28, 2009 to shareholders of record as of September 30, 2009. Cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

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

Our ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq Global Select Market (formerly the Nasdaq National Market) since August 10, 2005 under the symbol “CMED”. The following table provides, for the periods indicated, the high and low market prices for our ADSs.

	Sales Price
	High		Low
Annual High and Low
2005 (from August 10)	US$	42.60	US$	14.95
2006	US$	44.93	US$	18.30
2007	US$	48.25	US$	21.65
2008	US$	57.50	US$	16.70

Quarterly High and Low
First Quarter 2007	US$	27.40	US$	21.65
Second Quarter 2007	US$	33.78	US$	22.81
Third Quarter 2007	US$	42.94	US$	27.35
Fourth Quarter 2007	US$	48.25	US$	34.59
First Quarter 2008	US$	57.50	US$	35.61
Second Quarter 2008	US$	49.82	US$	32.52
Third Quarter 2008	US$	55.24	US$	32.04
Fourth Quarter 2008	US$	36.65	US$	16.70
First Quarter 2009	US$	21.74	US$	11.41
Second Quarter 2009	US$	26.07	US$	13.26

Monthly Highs and Lows
January 2009	US$	21.74	US$	14.25
February 2009	US$	19.00	US$	13.02
March 2009	US$	15.88	US$	11.41
April 2009	US$	21.76	US$	13.26
May 2009	US$	21.88	US$	18.95
June 2009	US$	26.07	US$	18.80
July 2009	US$	20.72	US$	14.31
August 2009	US$	16.95	US$	14.71
September 2009 (through September 28, 2009)	US$	18.55	US$	12.45

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq Global Select Market (formerly the Nasdaq National Market) since August 10, 2005 under the symbol “CMED”.

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

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership, and you should consult your tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you generally should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares (including the amount of PRC tax withheld, if any) generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by it on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Under Internal Revenue Service authority, shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as our ADSs are. We do not believe, however, that dividends that we pay on ordinary shares that are not backed by ADSs currently meet the conditions to be taxed as qualified dividend income. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under—“Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ADSs and ordinary shares, regardless of whether such ADSs or ordinary shares are readily tradable on an established securities market in the United States, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share in an amount equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law (see discussion under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United

States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares and a U.S. Holder is eligible for the benefits of the treaty, such U.S. Holder’s gain would be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended March 31, 2009, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange, including the Nasdaq Global Select Market. The ADSs are listed on the Nasdaq Global Select Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC, provided the ADSs were traded in sufficient quantities. It should be noted that only the ADSs, and not the ordinary shares, are listed on the Nasdaq Global Select Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs no longer qualify as “marketable stock” or the Internal Revenue Service consents to the revocation of the election. If you make a mark-to-market election, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States) may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Foreign Exchange Risk

Our revenues, costs and expenses are currently denominated mainly in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our revenues and cost of revenues are denominated in Renminbi, fluctuations in the value of the Renminbi may affect the price competitiveness of our products if we commence international sales of our products in the future. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Net assets of China Medical Technologies, Inc. and another non-PRC group entity, whose functional currency is the U.S. dollar accounted for 25.3% of our consolidated net assets as of March 31, 2009, which results in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of China Medical Technologies, Inc. and another non-PRC group entity to Renminbi during consolidation resulted in translation loss of RMB51.9 million (US$7.6 million) which were recognized as a component of comprehensive loss as of March 31, 2009. If the Renminbi against U.S. dollar as of March 31, 2009 had further appreciated by 10% from 6.8329 to 6.1496 as of March 31, 2009, the translation loss would have increased by RMB46.7 million (US$6.8 million).

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our historical bank borrowings, as well as the interest income generated by excess cash invested in demand and time deposits. We recognized interest income of RMB32.4 million (US$4.7 million) for the fiscal year ended March 31, 2009. A one percent decrease in the average applicable interest rate would have decreased our interest income by RMB15.5 million (US$2.3 million) for the fiscal year. On November 21, 2006, we completed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due November 2011. On August 15, 2008, we completed an offering of US$276 million principal amount of 4.0% Convertible Senior Notes due August 2013. As the convertible notes carry a fixed rate of interest, historical changes in market interest rates have not exposed us to material interest rate risks.

As of March 31, 2009, the book value and fair value of our convertible notes were US$426 million and US$228 million, respectively. We believe the fair value of our convertible notes is subject to changes, primarily based on the trading price of our ADSs and our credit risk, and to a lesser extent changes in market interest rates. Changes in the fair value of our convertible notes do not have any impact on our financial position or results of operations. To the extent that we may need to raise debt financing in the future, increases in market interest rates will increase the cost of new debt.

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

None of these events occurred in any of the fiscal years ended March 31, 2007, 2008 and 2009.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modification to, or qualifications of, the rights of securities holders that are required to be disclosed.

We completed our initial public offering of 64,000,000 ordinary shares, in the form of ADSs, at US$15.00 per ADS on August 15, 2005, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount sold was US$110.4 million, of which we received net proceeds of US$99.5 million. The effective date of our registration statement on Form F-1 (File number: 333-132214) was August 9, 2005. UBS Investment Bank was the sole underwriter/book runner for the global offering of our ADSs. As of March 31, 2009, we had used all the net proceeds of US$99.5 million received from our initial public offering as follows:

•	approximately US$12.0 million has been used for the remaining payments relating to our acquisition of the ECLIA technology to Beijing Weixiao;

•	approximately US$8.0 million has been used to fund our research and development of new applications and product design improvements for our ECLIA system;

•	approximately US$8.0 million has been used to purchase additional production equipment and renovate and expand our ECLIA reagent production facility;

•	approximately US$5.0 million has been used to increase our sales and marketing efforts; and

•	approximately US$66.5 million has been used for other general corporate purposes.

On November 21, 2006, we closed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due November 2011 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold reflects the exercise in full by the initial purchaser of its option to purchase up to an additional US$25 million aggregate principal amount of the notes to cover over-allotments. We received net proceeds of approximately US$144.7 million from our issuance of the convertible notes. We filed a registration statement on Form F-3 (333-139777) to register the resale of the convertible notes and the ADSs issuable upon conversion of the convertible notes in January 2007 and the registration statement was declared effective by the SEC on January 26, 2007. Concurrently with the offering of convertible notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co. pursuant to which we repurchased contemporaneously with the sales of the convertible notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,692 ADS at US$25.78 per ADS. As of March 31, 2009, we had used all the net proceeds of US$144.7 million received from the 3.5% Convertible Senior Subordinated Notes offering.

On August 15, 2008, we closed an offering of US$276 million principal amount of 4.0% Convertible Senior Notes due August 2013 pursuant to a registration statement on Form F-3 (333-152937) which was filed and became effective on August 11, 2008. The aggregate principal amount of notes sold reflects the exercise in full by the underwriters of their option to purchase up to an additional US$36 million aggregate principal amount of the notes to cover over-allotments. We received net proceeds of approximately US$267.7 million from our issuance of the convertible notes. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated were the underwriters for the offering of the convertible notes. Concurrently with the offering of convertible notes, we entered into an ADS issuance and repurchase agreement with affiliates of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, or the Dealers, pursuant to which we issued 4,700,000

ADSs to the Dealers at a consideration of US$1.00 per ADS. The Dealers will be obligated to deliver to us an equal number of ADSs. On the same day we issued the ADSs to the Dealers, we prepaid to the Dealers a US$1.00 per ADS repurchase price for the 4,700,000 ADSs to be repurchased from the Dealers by us in the future.

In the fiscal year ended March 31, 2009, we used approximately US$219.5 million of the net proceeds received from the convertible note offering for the SPR acquisition.

As of March 31, 2009, our cash resources amounted to RMB1,456.4 million (US$213.1 million), comprising of cash on hand and demand deposits.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a–15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of March 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2009, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Iain Ferguson Bruce qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the audit committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and advisors, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within 10 working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, independent registered public accounting firm for the years ended March 31, 2007 and 2008, and PwC, independent registered public accounting firm for the year ended March 31, 2009. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended March 31,
	2007	2008	2009
	US$	US$	US$
	(In thousands)
KPMG
Audit fees(1)	235	799	556
Audit-related fees(2)	178	—	42
Tax Fees(3)	—	—	—
PwC
Audit fees(1)	—	—	659
Other fees(4)	—	—	82

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements for each of the three fiscal years ended March 31, 2007, 2008 and 2009.
(2)	“Audit-related fees” represent the aggregate fees billed by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. The fees for the fiscal year ended March 31, 2007 related primarily to providing review of the interim financial statements in connection with our offering of convertible notes in November 2006. The fees for the fiscal year ended March 31, 2009 related to providing review of the SEC comment letter response.
(3)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)	“Other fees” represent the aggregate fees billed in the fiscal year ended March 31, 2009 for services provided by PwC, other than services reported under “Audit fees” and “Audit-related fees”. “Other fees” for the fiscal year ended March 31, 2009 related primarily to the accounting advisory services provided by PwC before they were engaged to be our principal external auditor in August 2009.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG and PwC, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the fiscal year ended March 31, 2009, there had not been any purchase made by or on behalf of us or any “affiliated purchaser,” as such term is defined in Rule 10b-18(a)(3) of the Exchange Act, of our ordinary shares or ADSs.

In September 2009, our board of directors approved a share repurchase program with a view to demonstrate our commitment to maximize shareholder value. Under the terms of the program, we may repurchase up to US$30 million worth of our outstanding ADSs for a period of one year, commencing on October 1, 2009. Repurchases may be made from time to time on the open market at prevailing market prices or in block trades, in accordance with the “Safe Harbor” requirements of Rule 10b-18 under the Exchange Act. We may effect the repurchases pursuant to a 10b5-1 plan (which allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information) or otherwise. The timing and extent of any repurchase will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable laws and regulations. We expect to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. Our board of directors will review this share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time. We plan to fund repurchases made under this program from our available cash balance. We have not made any repurchase under this program yet.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In August 2009, our audit committee and board of directors resolved to engage PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, to serve as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended March 31, 2009.

The removal of our previous independent registered public accounting firm, KPMG, and the engagement of PwC were approved by our audit committee and board of directors in August 2009, after we received a competitive fee proposal from PwC for their services.

The reports of KPMG on our consolidated financial statements for the fiscal years ended March 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s reports refer to a change in the method of accounting for employee share-based arrangements as required by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment”. During the two fiscal years ended March 31, 2008 and 2009 and in the subsequent interim period through August 2009, there were (i) no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) between us and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such fiscal years, and (ii) no “reportable events” (as defined in Item 16F (a)(1)(v) of Form 20-F).

During the two fiscal years ended March 31, 2008 and 2009 and in the subsequent interim periods prior to the removal of KPMG with effect in August 2009, neither we nor any of our subsidiaries consulted with PwC, our new independent registered public accounting firm, concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former independent registered public accounting firm or a “reportable event” (as defined in Item 16F (a)(1)(v) of Form 20-F).

In September 2009, we provided both PwC and KPMG with a copy of the foregoing disclosure. We requested that our former independent registered public accounting firm, KPMG, furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from KPMG, a copy of which is included as Exhibit 99.1 to the registration statement of which this prospectus forms a part. We also requested our new independent registered public accounting firm, PwC, to review the foregoing disclosures and offered PwC the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of our expression of our views or the respects in which it does not agree with the statements by us in response to Item 16F of Form 20-F. PwC had no disagreement with the disclosure and consequently declined the opportunity to furnish us with such a letter.

ITEM 16G.	CORPORATE GOVERNANCE

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the reports of the independent registered public accounting firms:

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1†	Specimen Certificate for Ordinary Shares of the Registrant

2.2	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3)

2.3†	Deposit Agreement, dated as of August 9, 2005, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder, as amended by the letter agreement, dated as of November 21, 2006, between the Registrant and the depositary

2.4††††	Indenture, dated as of November 21, 2006, among the Registrant, Wilmington Trust Company, as the trustee, and Citibank, N.A., as the initial agent.

2.5	Form of China Medical Technologies, Inc. 3.5% Convertible Senior Subordinated Notes due 2011 (included in Exhibit 2.4).

2.6††††	Registration Rights Agreement, dated as of November 21, 2006, between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

2.7†††††	Form of First Supplemental Indenture, dated as of August 15, 2008, between the Registrant and Wilmington Trust Company, as the trustee.

2.8	Form of China Medical Technologies, Inc. 4.00% Convertible Senior Notes due 2013 (included in Exhibit 2.7).

2.9†††††	Form of ADS Issuance and Repurchase Agreement, dated as of August 12, 2008, between the Registrant and Credit Suisse International.

2.10†††††	Form of ADS Issuance and Repurchase Agreement, dated as of August 12, 2008, between the Registrant and Morgan Stanley & Co. International PLC.

Exhibit Number	Description of Document

4.1†††	Business Acquisition Agreement, dated as of February 6, 2007, among the Registrant, CMED Technologies Ltd., Supreme Well Investments Limited and Molecular Diagnostic Technologies Limited

4.2*	Asset Acquisition Agreement, dated as of October 5, 2008, among the Registrant, CMED Technologies Ltd., Molecular Diagnostic Technologies Limited and Supreme Well Investments Limited

4.3*	Share Purchase Agreement, dated as of December 17, 2008, between CMED ECLIA Diagnostic Technology Ltd. and Chengxuan International Ltd.

8.1*	List of Subsidiaries

11.1††	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG, Independent Registered Public Accounting Firm

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

99.1*	Letter, dated as of September 30, 2009, from KPMG to the Commission

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-126630), as amended, initially filed with the Commission on July 15, 2005, and incorporated herein by reference.
††	Previously filed with the Registrant’s annual report on Form 20-F on September 29, 2006, and incorporated herein by reference.
†††	Previously filed with the Registrant’s annual report on Form 20-F on September 28, 2007, and incorporated herein by reference.
††††	Previous filed with the Registrant’s registration statement on Form F-3 (File No. 333-139777), as amended, initially filed with the Commission on January 3, 2007, and incorporated herein by reference.
†††††	Previous filed with the Registrant’s report on Form 6-K on August 15, 2008, and incorporated herein by reference.
*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA MEDICAL TECHNOLOGIES, INC.

By	/S/ XIAODONG WU
Name:	Mr. Xiaodong Wu
Title:	Chief Executive Officer

Date: September 30, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Medical Technologies, Inc.:

We have audited the accompanying consolidated balance sheet of China Medical Technologies, Inc. and subsidiaries (the “Company”) as of March 31, 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Medical Technologies, Inc. and its subsidiaries as of March 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

June 27, 2008, except for

Note 9 and Note 20, which

are as of September 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Medical Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of China Medical Technologies, Inc. and its subsidiaries at March 31, 2009, and the results of their operations and their cash flows for the year ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

September 30, 2009

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Balance Sheets

(RMB and US$ expressed in thousands, except share data)

		March 31,
	Note	2008	2009	2009
		RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents		682,679	1,456,410	213,147
Accounts receivable, net		289,751	343,037	50,204
Prepayments and other assets		27,845	20,425	2,989
Inventories	4	27,834	16,932	2,478
Due from a related party		—	204,987	30,000

Total current assets		1,028,109	2,041,791	298,818

Property, plant and equipment, net	5	164,499	169,422	24,795
Land use rights		7,430	7,239	1,059
Deposit related to SPR acquisition		154,264	—	—
Intangible assets, net	6	1,541,793	3,487,474	510,394
Goodwill	3	8,654	8,654	1,267
Convertible notes issuance costs		27,055	68,596	10,039

Total assets		2,931,804	5,783,176	846,372

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		48,040	27,863	4,078
Accrued expenses and other liabilities	7	172,787	185,700	27,178
Payables related to FISH/SPR acquisition	3	65,793	707,205	103,500
Income taxes payable		69,499	77,112	11,285

Total current liabilities		356,119	997,880	146,041

Convertible notes	8	1,051,800	2,910,815	426,000
Deferred income taxes	12	1,124	29,898	4,375

Total liabilities		1,409,043	3,938,593	576,416

Commitments and contingencies	18	—	—	—

Shareholders’ equity:
Ordinary shares:
Par value: US$0.10
Authorized: 500,000,000 shares Issued and outstanding: 274,066,661 and 321,066,661 shares as of March 31, 2008 and 2009, respectively		225,473	257,738	37,720
Additional paid-in capital		526,264	544,178	79,641
Accumulated other comprehensive loss		(48,046)	(51,946)	(7,602)
Retained earnings		819,070	1,094,613	160,197

Total shareholders’ equity		1,522,761	1,844,583	269,956

Total liabilities and shareholders’ equity		2,931,804	5,783,176	846,372

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Income

(RMB and US$ expressed in thousands, except per share data)

		Year ended March 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Revenues		215,550	547,421	829,950	121,464
Cost of revenues		(57,750)	(245,437)	(232,571)	(34,037)

Gross profit		157,800	301,984	597,379	87,427

Operating expenses:
Research and development		(6,079)	(20,231)	(31,450)	(4,603)
Acquired in-process research and development		—	(672)	(244,872)	(35,837)
Sales and marketing		(10,261)	(22,012)	(42,722)	(6,252)
General and administrative		(49,953)	(70,939)	(97,596)	(14,284)
Amortization of SPR intangible assets		—	—	(36,511)	(5,343)

Total operating expenses		(66,293)	(113,854)	(453,151)	(66,319)

Operating income		91,507	188,130	144,228	21,108
Other income (expense):
Interest income		41,970	28,650	32,354	4,735
Interest expense		(15,342)	(44,378)	(87,478)	(12,803)
Amortization of convertible notes issuance costs	8	(3,111)	(7,937)	(14,387)	(2,105)
Other income (expense)		700	100	(3,732)	(546)

Income before income taxes		115,724	164,565	70,985	10,389
Income tax expense	12	(12,049)	(51,999)	(73,042)	(10,690)

Income (loss) from continuing operations		103,675	112,566	(2,057)	(301)
Income from and gain on sale of discontinued operation, net	9	186,043	212,656	364,409	53,331

Net income		289,718	325,222	362,352	53,030

Net income (loss) per share—Basic:

Income (loss) from continuing operations	11, 12	0.39	0.43	(0.01)	(0.00)
Income from and gain on sale of discontinued operation, net	11, 12	0.69	0.81	1.39	0.20

Net income		1.08	1.24	1.38	0.20

Net income (loss) per share—Diluted:

Income (loss) from continuing operations	11, 12	0.38	0.43	(0.01)	(0.00)
Income from and gain on sale of discontinued operation, net	11, 12	0.69	0.81	1.39	0.20

Net income		1.07	1.24	1.38	0.20

Weighted average shares used in computing net income per share (‘000):

Basic		269,232	262,219	262,776	262,776
Diluted		269,508	263,465	262,776	262,776

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(RMB and US$ expressed in thousands, except share data)

	Note	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity	Comprehensive income
		Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2006		273,600,001	225,125	739,710	(5,737)	287,436	1,246,534
Net income		—	—	—	—	289,718	289,718	289,718
Foreign currency translation adjustment, net of nil tax		—	—	—	(15,598)	—	(15,598)	(15,598)

Comprehensive income								274,120

Share-based compensation	17	—	—	1,260	—	—	1,260
Prepaid forward repurchase of ordinary shares	10(b)	—	—	(236,175)	—	—	(236,175)

Balance as of March 31, 2007		273,600,001	225,125	504,795	(21,335)	577,154	1,285,739

Net income		—	—	—	—	325,222	325,222	325,222
Foreign currency translation adjustment, net of nil tax		—	—	—	(26,711)	—	(26,711)	(26,711)

Comprehensive income								298,511

Issuance of ordinary shares upon exercise of options	17	466,660	348	4,809	—	—	5,157
Share-based compensation	17	—	—	16,660	—	—	16,660
Dividends declared and paid	10(d)	—	—	—	—	(83,306)	(83,306)

Balance as of March 31, 2008		274,066,661	225,473	526,264	(48,046)	819,070	1,522,761

Net income		—	—	—	—	362,352	362,352	362,352
Foreign currency translation adjustment, net of nil tax		—	—	—	(3,900)	—	(3,900)	(3,900)

Comprehensive income		—	—	—	—	—	—	358,452

Share-based compensation	17	—	—	50,179	—	—	50,179
Issuance and repurchase of ordinary shares under share issuance and repurchase agreement	10(c)	47,000,000	32,265	(32,265)	—	—	—
Dividends declared and paid	10(d)	—	—	—	—	(86,809)	(86,809)

Balance as of March 31, 2009		321,066,661	257,738	544,178	(51,946)	1,094,613	1,844,583

Balance as of March 31, 2009 (US$)			37,720	79,641	(7,602)	160,197	269,956

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(RMB and US$ expressed in thousands)

			Year ended March 31,
	Note		2007	2008	2009	2009
			RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income			289,718	325,222	362,352	53,030
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment			8,484	16,067	20,150	2,949
Amortization of intangible assets			18,930	90,233	126,588	18,526
Acquired in-process research and development			—	672	244,872	35,837
Amortization of convertible notes issuance costs			3,111	7,937	14,387	2,105
Accrued interest on FISH hold-back payment			—	5,087	4,240	621
Share-based compensation			1,260	16,660	50,179	7,343
Land use rights expense			192	189	191	28
Loss on disposal of property, plant and equipment			—	179	188	27
Deferred income taxes			992	1,666	28,774	4,211
Gain on sale of HIFU Business, net			—	—	(243,329)	(35,611)
Provision for allowance for doubtful accounts			—	—	3,373	494
Changes in operating assets and liabilities net of effects of acquisitions and discontinued operation:
Accounts receivable			(46,027)	(80,326)	(184,459)	(26,996)
Prepayments and other assets			(10,715)	15,260	(1,305)	(190)
Inventories			(4,447)	9,928	5,171	757
Accounts payable			13,884	(3,201)	18,959	2,775
Accrued expenses and other liabilities			68,752	26,729	36,337	5,318
Income taxes payable			16,865	31,032	4,090	599

Net cash provided by operating activities			360,999	463,334	490,758	71,823

Cash flow from investing activities:
Purchase of property, plant and equipment			(36,283)	(29,323)	(25,972)	(3,801)
Payments for FISH acquisition			(848,172)	(439,926)	(68,329)	(10,000)
Payments for BBE acquisition			—	(195,637)	(14,788)	(2,164)
Deposit and payments for SPR acquisition	3	(c)	—	(166,665)	(1,513,964)	(221,570)
Proceeds from sale of HIFU Business			—	—	155,858	22,810

Net cash used in investing activities			(884,455)	(831,551)	(1,467,195)	(214,725)

Cash flow from financing activities:
Dividends paid			—	(83,306)	(86,574)	(12,670)
Principal payments on bank loan			—	(8,000)	—	—
Payment of offering expenses			(9,620)	—	—	—
Proceeds from exercise of stock options			—	5,157	—	—
Net proceeds from issuance of convertible notes			1,117,349	—	1,837,871	268,973
Payment for repurchase of ordinary shares under prepaid forward contract	10(b)		(236,175)	—	—	—
Proceeds from issuance of ordinary shares under issuance and repurchase agreement	10(c)		—	—	32,265	4,722
Payment for repurchase of ordinary shares under issuance and repurchase agreement	10(c)		—	—	(32,265)	(4,722)

Net cash provided by (used in) financing activities			871,554	(86,149)	1,751,297	256,303

Effect of foreign currency exchange rate change on cash and cash equivalents			(18,249)	(36,595)	(1,129)	(165)

Net increase (decrease) in cash and cash equivalents			329,849	(490,961)	773,731	113,236
Cash and cash equivalents at beginning of year			843,791	1,173,640	682,679	99,911

Cash and cash equivalents at end of year			1,173,640	682,679	1,456,410	213,147

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes			12,237	45,499	79,028	11,566
Interest expenses			—	39,104	74,024	10,833

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2008 and 2009

1    Principal Activities and Organization

China Medical Technologies, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2004 as part of a reorganization of entities under common control and in connection with its initial public offering. China Medical Technologies, Inc. and its subsidiaries (collectively the “Group”) are principally engaged in the commercialization, manufacture and sale of medical devices and supplies to customers primarily in the People’s Republic of China (the “PRC”).

On August 10, 2005, the Company was listed on the Nasdaq Global Select Market (then called the Nasdaq National Market) when the Company issued 6,400,000 American Depositary Shares (“ADSs”), representing 64,000,000 ordinary shares, at an initial public offering price of US$15.00 per ADS. On August 29, 2005, an additional 960,000 ADS, representing 9,600,000 ordinary shares, were sold by the Company at the initial public offering price of US$15.00 per ADS. In connection with this initial public offering, the Company received proceeds of RMB799,067,000, net of related offering expenses paid.

On March 27, 2006, the Company completed a secondary public offering of 5,750,000 ADSs, representing 57,500,000 ordinary shares held by certain shareholders. The selling shareholders received the entire net proceeds from the sale of shares in this secondary offering.

On November 21, 2006, the Company completed an offering of US$150 million principal amount of 3.5% Convertible Senior Subordinated Notes due November 2011 to qualified institutional buyers.

On August 15, 2008, the Company completed an offering of US$276 million principal amount of 4.0% Convertible Senior Notes due August 2013 to qualified buyers.

2    Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

(b) Reclassifications

Amounts in the consolidated financial statements for the years ended March 31, 2007 and 2008 were reclassified to conform to the presentation used in the year ended March 31, 2009. See Note 9, Discontinued Operation, for a discussion relating to these reclassifications.

(c) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of China Medical Technologies, Inc. and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

(e) Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was RMB nil for the year ended March 31, 2008 and RMB3,373,000 for the year ended March 31, 2009.

(f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using first-in, first-out method. Cost of work-in-progress and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method (after taking into consideration any estimated residual value), over the following estimated useful lives:

Buildings	10-30 years
Machinery and equipment	5-10 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Leasehold improvements are amortized using the straight-line method over 2 to 5 years which represents the shorter of the remaining lease term or estimated useful life of the leasehold improvement.

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

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(h) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is instead tested for impairment at least annually as of year-end or when a triggering event occurs.

Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 20 years. The Group has no intangible assets with indefinite useful lives.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

(i) Land use rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC for a specified contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the contractual term of the rights, which range from 44 to 47 years. The current portion of land use rights of RMB192,000 and RMB192,000 (US$28,000) as of March 31, 2008 and 2009, respectively, has been included in prepayments and other assets in the accompanying consolidated balance sheets.

(j) Impairment of long-lived assets

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

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that goodwill might be impaired. The determination of goodwill impairment is made at the reporting unit level and is a two-step test. In the first step, management determines the fair value of the reporting unit (determined using a discounted cash flow analysis) and compares it to its carrying value (including goodwill). Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”). The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

There was no impairment of goodwill or other long-lived assets as of March 31, 2008 and 2009.

(k) Revenue recognition

The Group derived revenues from immunodiagnostic system sales and molecular diagnostic system sales for the fiscal year ended March 31, 2009. Immunodiagnostic system sales include the sales of the Enhanced Chemiluminescence Immunoassay (“ECLIA”) reagent kits. Molecular diagnostic system sales include the sales of the Fluorescent In Situ Hybridization (“FISH”) probes and, to a lesser extent, the sales of FISH imaging analyzers. The Group’s immunodiagnostic system sales also include sales of ECLIA analyzers for the fiscal year ended March 31, 2008 and 2007. No revenues were generated from the sales of ECLIA analyzers for the fiscal year ended March 31, 2009 due to the Company started to provide its ECLIA analyzers to qualified potential customers free of charge starting from April 2008 to promote its sales of ECLIA reagent kits. The Group sells its immunodiagnostic system primarily through distributors and sells its molecular diagnostic system directly to hospitals.

The Group recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred and services performed, the sales price is fixed or determinable, and collection is reasonably assured. Written sales agreements or customers purchase orders, which specify price, product specifications, and quantity, are used as evidence of an arrangement.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The Group recognizes revenue for ECLIA reagent kits and FISH probes upon customer acceptance and the customer acceptance is evidenced by signed acceptance documents.

The Group’s FISH imaging analyzers and ECLIA analyzers sales agreements include the provision of training and installation services. These services are ancillary to the customers’ purchase of medical equipment and are considered by the customers to be an integral part of the acquired equipment. In addition, The Group recognizes revenue for the entire equipment sales arrangement upon customer acceptance, which occurs after delivery, installation and training. Customer acceptance is evidenced by signed acceptance documents.

All of the Group’s products sold through distributors are non-exchangeable, non-refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Group considers all the distributors as end-customers.

In the PRC, value added tax (“VAT”) of 6% or 17% on invoiced amount is collected on behalf of tax authorities. Revenue is recorded net of VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability and included in “accrued expenses and other liabilities” in the consolidated balance sheets until paid.

Pursuant to the laws and regulations of the PRC, Beijing Yuande Bio-Medical Engineering Co., Ltd. (“Beijing Yuande”), a subsidiary of the Company, is entitled to a refund of VAT on sales of self-developed software embedded in the medical equipment. The VAT refund represents the amount of VAT collected from customers and paid to tax authorities in excess of 3% of relevant sales. As the refund relates directly to sales, the Group recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in revenue for the years ended March 31, 2007, 2008 and 2009 were RMB6,632,000, RMB4,443,000 and RMB13,000 (US$2,000), respectively.

(l) Government grants

Government grants, of RMB400,000, RMB100,000 and RMB nil for the years ended March 31, 2007, 2008 and 2009, respectively, which did not have specific terms of usage and are not refundable, were recognized as other income when received.

(m) Convertible notes issuance costs

Cost incurred by the Company that were directly attributable to the issuance of convertible notes, were deferred and charged to the consolidated statements of income using the straight line method over the term of the convertible notes, the results of which approximate the effective interest rate method.

(n) Income taxes

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

On April 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 on April 1, 2007 did not have any effect on the Group’s consolidated financial statements. Prior to the adoption of FIN 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained.

Under APB Opinion No.23, “Accounting for Income Taxes—Special Areas”, all undistributed earnings are presumed to be transferred to the parent company and are subject to withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. Accordingly, deferred income tax liabilities are only recognized for the undistributed earnings that the Group does not intend to reinvest indefinitely.

(o) Share-based compensation

On April 1, 2006, the Group adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and superseded APB No. 25. SFAS 123(R) requires that share-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Group adopted SFAS 123(R) using the modified prospective method, which requires the Group to recognize compensation cost for all shared-based payments granted, modified or settled on or after April 1, 2006, as well as for any awards that were granted prior to the date of adoption for which the requisite service had not been provided as of April 1, 2006. Accordingly, the Group recorded share-based compensation expense for awards granted prior to but not yet vest as of April 1, 2006 using the grant date fair value amounts determined for pro forma disclosure under SFAS 123. Since April 1, 2006, the Group recognizes share-based compensation based on grant date fair value of the award. The Group recognizes compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

(p) Research and development, and advertising costs

Research and development and advertising costs are expensed as incurred.

In-process research and development costs acquired in business combinations and asset acquisitions are expensed as research and development expense upon acquisition and amounted to RMB nil, RMB672,000 and RMB244,872,000 (US$35,837,000) for the years ended March 31, 2007, 2008 and 2009, respectively.

Advertising costs, which are included in sales and marketing expense, amounted to RMB1,721,000, RMB1,145,000 and RMB1,625,000 (US$238,000) for the years ended March 31, 2007, 2008 and 2009, respectively.

(q) Cost of free ECLIA analyzers

To acquire more new customers for its ECLIA reagent kits, the Group started to provide free ECLIA analyzers to its potential customers from April 2008. As the ECLIA analyzer can only be used with reagent kits manufactured by the Group and the successful rate of obtaining customers within a short period of time

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

after providing free analyzers is high, the costs of free analyzers are included in cost of revenues. The free analyzer costs were RMB13,234,000 for the year ended March 31, 2009 and there was no such cost for the years ended March 31, 2007 and 2008.

(r) Retirement and other postretirement benefits

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at approximately 20% on a standard salary base as determined and organized by the Beijing Social Security Bureau to a defined contribution retirement plan. The Chinese government is responsible for the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related employee service is provided. For the years ended March 31, 2007, 2008 and 2009, contributions to the defined contribution plans amounted to RMB346,000, RMB2,177,000 and RMB3,888,000 (US$569,000), respectively.

(s) Foreign currency transactions and translation

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s subsidiaries located in the PRC is the RMB. Since the RMB is not fully convertible into foreign currencies, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

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

Asset and liabilities of the Company and other non-PRC group entities with functional currencies other than the RMB, are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. The gains and losses from such translations are recorded as a separate component of accumulated other comprehensive loss within shareholders’ equity.

For the United States dollar convenience translation amounts included in the accompanying financial statements, the Renminbi equivalents were translated into United States dollar (“US$”) at the rate of US$1.00=RMB6.8329 on March 31, 2009, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on March 31, 2009 or at any other date.

(t) Warranty costs

The Group provides a warranty that its products will meet certain functionality standards. The term of the product warranty is generally twelve months. Based on the limited number of actual warranty claims and the historically low cost of such repairs, the Group has not recognized a liability for warranty claims. Warranty expenses were insignificant for the years ended March 31, 2007, 2008 and 2009.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

(u) Income (loss) from continuing operations per share

Income (loss) from continuing operations per share is computed by dividing income (loss) from continuing operations by the weighted average number of ordinary shares outstanding, excluding ordinary shares to be purchased under a forward share repurchase contract and ordinary shares issued and to be repurchased under a share issuance and repurchase agreement, during the year. Diluted income (loss) from continuing operations per share is calculated by dividing income (loss) from continuing operations by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding, excluding the ordinary shares repurchased pursuant to the forward share repurchase contract and ordinary shares issued and to be repurchased under a share issuance and repurchase agreement, during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of convertible notes (using if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and restricted shares (using the treasury share method). Potential dilutive securities are not included in the calculation of dilutive income (loss) from continuing operations per share if the impact is anti-dilutive.

(v) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets, allowance for doubtful accounts, realizable values for inventories, estimated warranty obligations, share-based compensation, accounting for convertible notes, accounting for income taxes and fair value of assets and liabilities acquired in business combinations. Actual results could differ from those estimates.

(w) Segment reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s chief operating decision maker is the chief executive officer of the Group. The Group started reporting financial results in segments along product lines since acquisition of the ECLIA technology in August 2004 and added the FISH product line for the fiscal year ended March 31, 2008 as the sales and distribution of our FISH products began in June 2007 and removed the High Intensity Focused Ultrasound (“HIFU”) product line for the fiscal year ended March 31, 2009 as the Group sold HIFU Business in December 2008. In December 2008, the Group completed the acquisition of the SPR business related assets. After the sale of the HIFU Business and the acquisition of SPR business related assets, the Group has re-classified the reportable operating segments into (i) immunodiagnostic systems and (ii) molecular diagnostic systems for the fiscal year ended March 31, 2009. Immunodiagnostic systems currently include ECLIA analyzers and reagent kits while molecular diagnostic systems include FISH imaging analyzers and probes, and will include SPR system and HPV-DNA chips. The change is applied retrospectively for comparability.

The Group generates substantially all revenues from customers in the PRC and the Group’s tangible long-lived assets are substantially located in the PRC. Consequentially, no geographic information is presented.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

(x) Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its businesses, that cover a wide range of matters, including among others, product liability. In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(y) Recently issued accounting pronouncements

During the fiscal year ended March 31, 2009, the Group adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with the U.S. GAAP and expands disclosures about fair value measurements. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 to fiscal year ended March 31, 2010 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Group adopted SFAS 157 in the fiscal year ended March 31, 2009, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP 157-2. The partial adoption of SFAS 157 in the fiscal year ended March 31, 2009 did not have a material impact on the Group’s consolidated financial position, cash flows and results of operations. The Group is still evaluating the impact of the full adoption of SFAS 157 on its consolidated financial position, cash flows and results of operations

In December 2007, the FASB issued SFAS No. 141R (Revised), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. SFAS 141R will be applied prospectively to business combinations with an acquisition date on or after April 1, 2009. The Group is currently evaluating the impact, if any, of the adoption of the provisions of SFAS 141R on its financial position, results of operations and cash flows.

In April 2008, FASB issued FSP No. FAS 142-3 “Determination of the Useful Life of Intangible Assets”. This FSP requires an entity to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement; entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset; in the period of acquisition or renewal, the weighted-average period of time prior to the next renewal or extension (both explicit and implicit), by major intangible asset class and for an entity that capitalizes renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period which a statement of financial position is presented, by major intangible asset class. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. These disclosure requirements should be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Group is currently evaluating the impact on its financial position, results of operations and cash flows, but does not expect the adoption of FSP No. FAS 142-3 to have a material impact on the financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period that convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 became effective for the Group on April 1, 2009 and requires retrospective application. FSP APB 14-1 will change the accounting treatment for the Company’s convertible notes (Note 8). The effect of applying FSP APB 14-1 on the Company’s convertible notes is expected to reduce net income for the years ended March 31, 2007, 2008, and 2009 by approximately RMB10.3 million, RMB28.2 million, and RMB27.5 million, respectively.

In June 2008, the FASB ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The Group does not expect the adoption of EITF 07-05 will have a material impact on its consolidated financial statements.

In April, 2009, the FASB ratified the consensus-for-exposure reached on EITF Issue No. 09-01, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance” (“EITF 09-01”) and approved the issuance of a draft abstract for a public comment period. EITF 09-01 concludes that, at the date of issuance, a share-lending arrangement entered into on an entity’s own shares in contemplation of a convertible debt offering or other financing is required to be measured at fair value and recognized as a debt issuance cost in the financial statements of the entity. The debt issuance cost shall be amortized using the effective interest method over the life of the financing arrangement as interest cost. This issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years. Early adoption is not permitted. This issue requires retrospective application for all arrangements outstanding as of the beginning of the fiscal year in which this issue is initially applied. The Group is currently evaluating the impact on its financial position, results of operations and cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The Group is currently evaluating the impact on its financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification” (the “Codification”) and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 confirmed that the Codification will become the single official source of U.S. GAAP, (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, EITF, and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The Group will apply the Codification beginning in

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

the quarter ended September 30, 2009. The adoption of SFAS 168 will have an impact on the Group’s financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

3    Acquisitions

(a) FISH Acquisition

On March 1, 2007, the Group completed the acquisition of the FISH business of Supreme Well Investments Limited and its subsidiaries (the “FISH acquisition”). The Group has accounted for the FISH acquisition using the purchase method. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost, excluding contingent consideration, by RMB571,517,000, resulting in negative goodwill. In accordance with SFAS 141, since the contingent consideration could result in the recognition of additional purchase price in a future period, the Group recognized, as if it were a liability, an amount equal to the lesser of the maximum amount of the contingent consideration or the total amount of the negative goodwill. Accordingly, the maximum amount of the contingent earnout payments of RMB308,928,000 (US$40,000,000) has been recognized as if it were a liability at the date of acquisition. The remaining negative goodwill of RMB262,589,000 was allocated to reduce the amounts assigned to certain long-lived assets.

The results of FISH operation have been included in the Group’s consolidated statements of income from March 1, 2007. The total purchase consideration, including the contingent earnout payments, is as follows:

RMB’000

Cash consideration (note (i))	902,204
Transaction costs	23,200
Holdback payments (note (i))	144,438

Total purchase consideration	1,069,842
Contingent consideration (note (ii))	308,928

Total purchase consideration, including contingent earnout payments	1,378,770

Notes:

(i)	Cash consideration includes US$10,000,000 which was paid by the Group in June 2007. Further, pursuant to the acquisition agreement US$20,000,000 was held back by the Group to settle any claims that arise if the sellers acted fraudulently or made misrepresentation to the Group. US$10,000,000 was due by and paid in March 2008 and the remaining US$10,000,000 was paid in March, 2009. The US$10,000,000 holdback payment due by March 1, 2009 was recorded at its present value as of the acquisition date of March 1, 2007 or US$8,702,000 using a discount rate of 7.2%, representing the borrowing rate for debt with similar terms. All amounts related to the FISH acquisition has been paid as of March 31, 2009.
(ii)	Pursuant to acquisition agreement, the sellers are entitled to additional consideration of US$20,000,000 if the Group receives bona fide, irrevocable, binding purchase orders of an amount equal to or in excess of US$20,000,000 during the 12-month period ending March 1, 2008. In addition, the sellers are entitled to an additional consideration of US$20,000,000, if the Group recognizes revenue of US$20,000,000 as reported under U.S. GAAP during the 12-month period ending March 1, 2008. During the 12-month period ended March 1, 2008, the purchase order and revenue targets were achieved and the Group paid the contingent payments in cash in February and March 2008.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The Group has accounted for the FISH acquisition using the purchase method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed on March 1, 2007:

	Amortization period	RMB’000

Net tangible assets acquired		19,222
Identifiable intangible assets:
—Unpatented technology—FISH probes	20	1,323,960
—Unpatented technology—FISH imaging analysis system	5	18,767
—Non-compete agreement	5	16,821

Purchase price allocated		1,378,770

(b) BBE Acquisition

On January 8, 2008, the Group acquired 100% interest in Beijing Bio-Ekon Biotechnology Co., Ltd. (“BBE”) from Finnea International Limited (the “BBE acquisition”) for cash consideration of RMB212,230,000, including transaction costs of RMB1,709,000.

BBE is a medical device company engaged in the commercialization, manufacture and sale of medical devices using ECLIA technology. The acquisition is expected to strengthen the Group’s position in advanced in-vitro diagnostics market in China. The Group paid a premium (i.e. goodwill) over the fair value of the net tangible and identified intangible assets mainly due to expected cost savings and synergies resulting from selling similar products to similar customers.

The Group has accounted for BBE acquisition using the purchase method. The results of BBE have been included in the Group’s consolidated statements of income from January 8, 2008. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed on January 8, 2008:

	Amortization period	RMB’000	US$’000

Cash		1,650	235
Net current liabilities		(1,521)	(216)
Property and equipment		15,630	2,229
Identifiable intangible assets:
—Unpatented technology—ECLIA core technology	20	174,347	24,864
—Unpatented technology—ECLIA reagent technology	15	7,828	1,116
—Customer relationships	15	2,019	288
—Non-compete agreement	5	2,951	421
In-process research and development charged to the statement of income		672	96
Goodwill		8,654	1,234

Purchase price allocated		212,230	30,267

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The acquired identifiable intangible assets, all of which are being amortized, have a weighted average life of approximately 20 years. RMB8,654,000 of goodwill, which has been allocated to the Group’s immunodiagnostic system segment, is not deductible for tax purpose.

The following unaudited pro forma financial information presents the results of the operations of the Group as if the BBE acquisition had occurred on April 1, 2006. Amortization expense of acquired identifiable intangible assets in the amount of RMB9,964,000 was included in the unaudited pro forma financial information for the years ended March 31, 2007 and 2008, respectively. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had it completed the BBE acquisition on April 1, 2006. In addition, the unaudited pro forma financial information does not attempt to project the future results of operation of the combined entity.

	Year ended March 31,
	2007	2008
	RMB’000, except per share data
	(unaudited)	(unaudited)

Revenues	248,388	567,369
Income from continuing operations	91,462	93,131
Net income	277,505	305,787
Income per share from continuing operations
Basic	0.34	0.36
Diluted	0.34	0.35

(c) HPV-DNA Chip and SPR System Asset Acquisition

On December 4, 2008, the Group acquired HPV-DNA Biosensor Chip (“HPV-DNA Chip”) and SPR-based Analysis System (“SPR System”) from Molecular Diagnostic Technologies Limited for cash consideration of RMB2,380,064,000 (US$346,071,000), including transaction costs of RMB7,370,000 (US$1,071,000). As of March 31, 2009, the unpaid consideration was RMB707,205,000 (US$103,500,000), which will be paid by two equal installments in July and December 2009.

As the acquired net assets does not constitute a business as defined by EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, the Group accounted for this acquisition as an asset acquisition in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, and allocated the entire purchase price to the individual assets acquired and liabilities assumed based on their relative fair values, with no goodwill recorded.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired on December 4, 2008:

	Amortization period	RMB’000	US$’000
Equipment		12,387	1,800
Inventories		6,194	900
Identifiable intangible assets:
—Unpatented technology—HPV	20	2,088,396	303,471
—Unpatented technology—Life Sciences	5	24,774	3,600
—Non-compete agreement and assembled workforce	3-5	3,441	500

In-process research and development charged to the statement of income		244,872	35,800

Purchase price allocated		2,380,064	346,071

The acquired identifiable intangible assets, all of which are being amortized, have a weighted average life of approximately 20 years.

Acquired in-process research and development

As part of the purchase price allocation, RMB244,872,000 (US$35,800,000) of the purchase price has been allocated to acquired in-process research and development projects. The amount allocated to acquired in-process research and development represents the estimated fair value based on risk-adjusted cash flows related to in-process projects that have not yet reached technological feasibility and have no alternative future uses as of the date of the acquisition. The fair value attributable to these in-process projects was expensed at the time of the acquisition. If the projects are not successful or completed in a timely manner, the Group may not realize the financial benefits expected for these projects.

The Group estimates that the amount it will incur in additional costs related to the efforts necessary to develop the acquired, incomplete technology into commercially viable products can be material.

4    Inventories

Inventories by major class consist of the following:

	March 31,
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Raw materials	12,623	10,293	1,506
Work-in-progress	8,629	3,969	581
Finished goods	6,582	2,670	391

Total inventories	27,834	16,932	2,478

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

5    Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	March 31,
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Buildings	134,394	134,394	19,669
Leasehold improvements	5,722	14,288	2,091
Machinery and equipment	47,495	49,794	7,288
Furniture, fixtures and equipment	9,591	10,232	1,497
Motor vehicles	7,222	6,151	900
Construction-in-progress	25	—	—

Total property, plant and equipment	204,449	214,859	31,445
Accumulated depreciation and amortization	(39,950)	(45,437)	(6,650)

Total property, plant and equipment, net	164,499	169,422	24,795

Depreciation and amortization of property, plant and equipment was allocated to the following expense items:

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	1,816	6,141	9,601	1,406
Research and development	192	673	1,204	176
Sales and marketing	—	171	139	20
General and administrative	1,816	3,888	5,253	769
Income from discontinued operation	4,660	5,194	3,953	578

Total depreciation and amortization expense	8,484	16,067	20,150	2,949

6    Intangible Assets, net

The following table summarizes the Group’s intangible assets as of March 31, 2008 and 2009:

	March 31, 2008
	Gross carrying amount	Accumulated amortization	Net	Weighted average amortization period
	RMB’000	RMB’000	RMB’000	Years
Unpatented technology	1,590,943	(105,099)	1,485,844	20
Non-compete agreements	66,358	(20,705)	45,653	9
Patented technology	10,530	(2,219)	8,311	17
Customer relationships	2,019	(34)	1,985	15

Total intangible assets	1,669,850	(128,057)	1,541,793

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

	March 31, 2009
	Gross carrying amount	Accumulated amortization	Net	Weighted average amortization period
	RMB’000	RMB’000	RMB’000	Years
Unpatented technology	3,657,989	(220,153)	3,437,836	20
Non-compete agreements	68,018	(29,137)	38,881	9
Patented technology	10,530	(2,839)	7,691	17
Customer relationships	2,019	(168)	1,851	15
Assembled workforce	1,367	(152)	1,215	3

Total intangible assets	3,739,923	(252,449)	3,487,474

Amortization of intangible assets was allocated to the following expense items:

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	14,910	90,233	90,077	13,183
Operating expenses	4,020	—	36,511	5,343

Total amortization expense	18,930	90,233	126,588	18,526

The amortization of acquired intangible assets in connection with FISH and SPR acquisition is classified as operating expenses until significant revenues are generated from these intangible assets.

Estimated annual amortization expense for each of the next five years is RMB195,309,000 each year.

7    Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	March 31,
	2008	2009	2009
	RMB’000	RMB’000	US$’000
VAT payables	81,580	90,416	13,232
Accrued salaries and welfare	31,071	33,311	4,875
Convertible notes interest payable	14,418	23,480	3,436
Payable related to BBE acquisition	14,944	—	—
Accrued professional fees	8,740	9,810	1,436
Receipts in advance	9,351	6,339	928
Other payables	12,683	22,344	3,271

Total accrued expenses and other liabilities	172,787	185,700	27,178

8    Convertible Notes

3.5% Convertible Senior Subordinated Notes due November 2011

On November 21, 2006, the Company received an aggregate US$150 million from the issuance of 3.5% convertible senior subordinated notes due on November 15, 2011 (the “2011 Convertible Notes”) to Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds from the offering, after

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

deducting the offering expenses, were approximately US$144.7 million. The 2011 Convertible Notes bear interest at a rate of 3.5% per year, payable semiannually in arrears on May 15 and November 15 of each year beginning on May 15, 2007.

The 2011 Convertible Notes are convertible, at the discretion of the holders of the 2011 Convertible Notes (the “2011 Convertible Notes Holders”) at any time prior to November 15, 2011, the maturity date, at an initial conversion rate of 31.0318 ADSs per US$1,000 principal amount of 2011 Convertible Notes (equivalent to a conversion price of approximately US$32.23 per ADS), subject to dilution protection adjustment for the issuance of shares and dividends, as defined in the agreement.

Upon conversion of the 2011 Convertible Notes, in lieu of delivery of ADS, the Company may elect to deliver cash or a combination of cash and ADSs based on the conversion price then in effect, the average trading price of the ADSs (over a 20 day period as defined in the agreement) and the portion the Company elects to settle with cash.

4.0% Convertible Senior Notes due August 2013

On August 15, 2008, the Company received an aggregate US$276 million from the issuance of 4.0% convertible senior subordinated notes due on August 15, 2013 (the “2013 Convertible Notes”) to Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated. The net proceeds from the offering, after deducting the offering expenses, were approximately US$267.7 million. The 2013 Convertible Notes bear interest at a rate of 4.0% per year, payable semiannually in arrears on February 15 and August 15 of each year beginning on February 15, 2009.

The 2013 Convertible Notes are convertible, at the discretion of the holders of the 2013 Convertible Notes (the “2013 Convertible Notes Holders”) at any time prior August 15, 2013, the maturity date, at an initial conversion rate of 17.0068 ADSs per US$1,000 principal amount of 2013 Convertible Notes (equivalent to a conversion price of approximately US$58.80 per ADS), subject to dilution protection adjustment for the issuance of shares and dividends, as defined in the agreement.

Upon conversion of the 2013 Convertible Notes, the Company can only deliver ADS.

If a fundamental change, as defined in the agreements, occurs, both the 2011 Convertible Notes Holders and the 2013 Convertible Notes Holders may be entitled to an increase in the conversion rate and may require the Company to repurchase all or a portion of their convertible notes for cash at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2013 Convertible Notes are senior unsecured obligation and will rank equally in right of payment with the Company’s future senior indebtedness. The 2013 Convertible Notes are senior in right of payment to the Company’s existing, and future subordinated indebtedness, including the 2011 Convertible Notes. In addition, both the 2011 Convertible Notes and the 2013 Convertible Notes are effectively junior to any secured indebtedness to the extent of the value of the related collateral, and structurally subordinated to the existing and future indebtedness and other liabilities, including trade payables, of the subsidiaries.

The Company has determined that the conversion feature embedded in the 2011 Convertible Notes and 2013 Convertible Notes are not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Since the embedded conversion feature of the 2011 Convertible Notes and the 2013 Convertible Notes are indexed to the Company’s own stock and would be classified in shareholders’ equity if they were free-standing instruments. Further, since the effective conversion

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

price of the 2011 Convertible Notes and the 2013 Convertible Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of respective convertible notes; no portion of the proceeds from the issuance was accounted for as a beneficial conversion feature.

As a result of the declarations of dividends by the Company, the conversion rate of the 2011 Convertible Notes was adjusted from 31.0318 ADSs to 31.3953 ADSs and from 31.3953 ADSs to 31.7378 ADSs per US$1,000 principal amount of 2011 Convertible Notes (equivalent to conversion price change from US$32.225 to US$31.852 and from US$31.852 to US$31.508) in July 2007 and July 2008 respectively. As the adjusted conversion price of US$31.852 and US$31.508 per ADS exceeded the market price of the Company’s ordinary shares on the date of issuance of 2011 Convertible Notes, there was no beneficial conversion feature recognized.

The Company recognized the amortization of convertible notes issuance costs of RMB3,111,000, RMB7,937,000, and RMB14,387,000 (US$2,105,000) for the years ended March 31, 2007, 2008 and 2009.

9    Discontinued Operation

On December 17, 2008, the Company decided to sell its High Intensity Focused Ultrasound tumor therapy system business (the “HIFU Business”) to Chengxuan International Ltd. (“Chengxuan”), a major shareholder of the Company and beneficially owned by Mr. Xiaodong Wu, the Company’s founder, the chairman of board of directors and chief executive officer. On December 30, 2008, the Group completed the sale for cash consideration of RMB365,378,000 (US$53,500,000). The HIFU Business was previously presented in HIFU System segment.

The consolidated balance sheets at March 31, 2008 and 2009 do not reflect the assets held for sale due to the fact that the decision to dispose of the assets occurred after March 31, 2008, and the sale was completed prior to March 31, 2009. As there was no continuing cash flow from the disposed HIFU Business expected to be generated by the on going entity and the Group will not have significant continuing involvement in the operations of the disposed HIFU Business after December 30, 2008, the revenues and expenses related to the operations of HIFU Business have been segregated from continuing operations and reported as discontinued operation for all periods in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Following are revenues, income from discontinued operation and gain on sale of discontinued operation:

	Year ended March 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Revenues	331,420	368,317	246,588

Income before income taxes	204,088	238,854	159,930
Income tax expense	(18,045)	(26,198)	(38,850)

Income from discontinued operation, net of tax	186,043	212,656	121,080

Gain on sale of discontinued operation before income taxes	—	—	263,947
Income tax expense	—	—	(20,618)

Gain on sale of discontinued operation, net of tax	—	—	243,329

Income from and gain on sale of discontinued operation, net of tax	186,043	212,656	364,409

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

10    Shareholders’ Equity

(a) Statutory reserves

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective subsidiary. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2008 and 2009, the PRC subsidiaries had appropriated RMB80,750,000 and RMB120,849,000 (US$17,686,000), respectively to the general reserve funds, which are restricted from being distributed to the Company. General reserve funds are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective company. These reserves are therefore not available for distribution except in liquidation.

Further, the PRC subsidiaries may, at the discretion of the enterprise, make appropriations to a staff welfare and bonus reserve in accordance with the relevant laws and regulations in the PRC. The appropriation to staff welfare and bonus reserve is recognized as an expense as it is a current liability to the employees. For the years ended March 31, 2007, 2008 and 2009, the PRC subsidiaries made appropriations to the staff welfare and bonus reserve of RMB2,956,000, RMB4,575,000 and RMB nil, respectively.

(b) Forward share repurchase contract

In connection with the issuance of the 2011 Convertible Notes, the Company entered into a prepaid forward repurchase contract (the “Forward Repurchase Contract”) on November 15, 2006 with an affiliate of Merrill Lynch & Co. (the “Dealer”). Pursuant to the Forward Repurchase Contract, the Company paid, an aggregate of US$30 million (1,163,692 ADSs at US$25.78 per ADS) for the Forward Repurchase Contract. The Dealer may deliver the shares pursuant to the Forward Repurchase Contract at its discretion, in full or in part, over a period of five years from the date of the contract. As of March 31, 2009, the Dealer had not delivered any shares. Since the Forward Repurchase Contract requires physical settlement of a fixed number of ADSs at a fixed price per ADS, the shares to be repurchased pursuant to the Forward Repurchase Contract are treated as retired for purposes of the Company’s basic and diluted earnings per share calculations. The Company has accounted for the prepaid forward repurchase of the shares as a reduction of shareholders’ equity in the consolidated financial statements. As a result of the Forward Repurchase Contract, the ADSs to be repurchased do not have any voting or dividend rights effectively.

(c) Share issuance and repurchase agreement

In connection with the issuance of the 2013 Convertible Notes, the Company entered into a share issuance and repurchase agreement (the “Share Issuance and Repurchase Agreement”) on August 15, 2008 with affiliates of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (the “Dealers”). Pursuant to the Share Issuance and Repurchase Agreement, the Company issued 4,700,000 ADSs to the Dealers at a consideration of US$1.00 per ADS. The Dealers will be obligated to deliver to the Company an equal number of ADSs. On the same day the Company issued the ADSs to the Dealers, the Company prepaid to the Dealers a US$1.00 per ADS repurchase price for the 4,700,000 ADSs to be repurchased from the Dealers by the Company in August 2013. Since the Share Issuance and Repurchase Agreement requires physical settlement of a fixed number of ADSs at a fixed price per ADS, the shares to be repurchased pursuant to the Share Issuance and Repurchase Agreement are treated as retired for purposes of the Company’s basic and diluted earnings per share calculations. The Company has accounted for the issuance and repurchase of the shares as one connected transaction in shareholders’ equity in the consolidated financial statements. As a result of the Share Issuance and Repurchase Agreement, the issued ADSs do not have any voting or dividend rights effectively.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

(d) Declaration of dividend

On June 18, 2007, the Company declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS to the shareholders of record as of July 18, 2007. The dividend was paid in August 2007.

On June 18, 2008, the Company declared a cash dividend on its ordinary shares of US$0.05 per share, equivalent to US$0.50 per ADS to the shareholders of record as of July 25, 2008. The dividend was paid in August 2008.

11    Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
	(in thousands, except per share data)
Income (loss) from continuing operations	103,675	112,566	(2,057)
Income from and gain on sale of discontinued operation	186,043	212,656	364,409

Net income	289,718	325,222	362,352

Shares issued and outstanding at the beginning of the year	273,600	273,600	274,067
Add: weighted average shares issued upon exercise of options	—	256	346
weighted average shares issued under share issuance and repurchase agreement	—	—	29,616
Less: weighted average shares to be purchased under the prepaid forward contract and share issuance and repurchase agreement	(4,368)	(11,637)	(41,253)

Weighted average ordinary shares outstanding—Basic	269,232	262,219	262,776
Effect of dilutive ordinary equivalent shares	276	1,246	—

Weighted average ordinary shares outstanding—Diluted	269,508	263,465	262,776

Basic net income (loss) per share:
Income (loss) from continuing operations	0.39	0.43	(0.01)
Income from and gain on sale of discontinued operation, net	0.69	0.81	1.39

Net income	1.08	1.24	1.38

Diluted net income (loss) per share:
Income (loss) from continuing operations	0.38	0.43	(0.01)
Income from and gain on sale of discontinued operation, net	0.69	0.81	1.39

Net income	1.07	1.24	1.38

The Company’s ordinary equivalent shares for the years ended March 31, 2007, 2008 and 2009 consist of 276,293, 1,245,625 and 1,876,181, respectively, ordinary shares issuable upon exercise of share options (using the treasury stock method); and 17,471,328, 46,932,057 and 94,383,602 ordinary shares issuable upon conversion of convertible notes (using the treasury stock method). The Company has 17,471,328, 46,932,057 and 96,259,783 potential ordinary equivalent shares that were anti-dilutive for the years ended March 31, 2007, 2008 and 2009.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

12    Income Taxes

The Company is incorporated in the Cayman Islands, and is not subject to tax on income or capital gain under the current laws of the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company’s other subsidiaries are subject to income tax as described below.

British Virgin Islands (“BVI”)

Under the current laws of BVI, our BVI subsidiaries are not subject to tax on income or capital gain. In addition, payments of dividends by our BVI subsidiaries to its shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. In addition, payments of dividends by our Hong Kong subsidiaries to the Company are not subject to any Hong Kong withholding tax.

PRC

Prior to January 1, 2008, the Group was governed by the previous Income Tax Law (the “ Previous IT Law”) of China. Under the Previous IT Law, the Company’s subsidiaries were entitled to various preferential tax treatments.

On February 8, 2006, Beijing Yuande Bio-Medical Engineering Co., Ltd. (“Beijing Yuande”), being a “foreign-invested advanced technology enterprise” accredited by Beijing Commerce Bureau, was granted a reduction from 15% to 10% in its PRC income tax rate for the tax period from January 1, 2005 to December 31, 2007. The effect of the tax rate change was recognized in the consolidated financial statements during the year ended March 31, 2006.

Beijing GP Medical Technologies, Ltd. (“Beijing GP”), a subsidiary of the Company is also an entity located in an approved economic-technological development area in the PRC, and was entitled to a PRC income tax rate of 15%. Further, Beijing GP, which was deemed a production-oriented foreign investment enterprise, was entitled to an exemption from PRC income tax from January 1, 2008 to December 31, 2009 and a 50% income tax reduction from January 1, 2010 to December 31, 2012.

BBE, a subsidiary of the Company was an entity qualified as a “High and New Technology Enterprises” under the Previous IT Law, and was entitled to a PRC income tax rate of 15%.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. Further, according to the new EIT law, entities that qualify as “High and New Technology Enterprises” are entitled to the preferential EIT rate of 15%. Beijing Yuande and BBE have received approval for the status as a “High and New Technology Enterprises”. The status is valid for three years starting from January 2008 and will be renewed after evaluation by relevant government authorities every three years.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

Further, on December 26, 2007, the PRC government passed the detailed implementing rules which allow enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. As a result, under the new EIT law, Beijing Yuande’s tax rate and BBE’s tax rate are 15% for the calendar years from 2008 to 2010 and subject to renewal of the status of “High and New Technology Enterprises” after calendar year 2010; and Beijing GP’s tax rates are 0%, 0%, 11%, 12%, 12.5% for the calendar years from 2008 to 2012 and 25% thereafter.

The new EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the new EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the new EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The new EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company incorporated in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). All of the Company’s subsidiaries in China are invested and held by Hong Kong registered entities. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings earned prior to January 1, 2008 but distributed after 2008 are not subject to withholding income tax.

As of March 31, 2008, the Group intended to reinvest all undistributed earnings indefinitely and therefore no deferred tax liability was recognized. After the Group disposed its HIFU Business and acquired SPR business related assets, in the fiscal year ended March 31, 2009, certain undistributed earnings were no longer required to be reinvested indefinitely. Undistributed earnings that the Group intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB419 million and RMB249 million (US$36 million) at March 31, 2008 and 2009 respectively. The unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB42 million and RMB12 million (US$2 million) as of March 31, 2008 and 2009 respectively.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The components of income (loss) before income taxes are as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
PRC	129,514	316,444	592,013	86,642
Other countries	(13,790)	(151,879)	(521,028)	(76,253)

Total income before income taxes	115,724	164,565	70,985	10,389

Income tax expense, which is all incurred in the PRC, consists of:

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax expense	11,057	50,333	47,673	6,977
Deferred income tax expense	992	1,666	25,369	3,713

Total income tax expense	12,049	51,999	73,042	10,690

Basic and diluted earnings from continuing operations per share effects of the tax holiday and preferential tax rate for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Basic net income from continuing operations per share	0.02	0.19	0.41	0.06

Diluted net income from continuing operations per share	0.02	0.19	0.41	0.06

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the year ended March 31, 2007, and 25% for the years ended March 31, 2008 and 2009 for the following reasons:

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Income before income taxes	115,724	164,565	70,985	10,389

Computed “expected” tax expense	17,359	41,141	17,746	2,597
Non-deductible expenses	434	1,479	369	54
Non-taxable income	(1,055)	(1,139)	(45)	(7)
Tax benefit resulting from tax holiday and preferential tax rate	(6,548)	(49,983)	(107,907)	(15,792)
Change in enacted tax rate	—	23,065	—	—
Change in valuation allowance	(15)	—	2,921	428
Tax effect related to foreign entities not subject to income taxes	1,677	37,691	129,930	19,015
Withholding tax	—	—	22,889	3,350
Restructuring tax	—	—	4,895	717
Change in the tax status of prior year non-taxable income	—	—	1,642	240
Others	197	(255)	602	88

Provision for income tax expense	12,049	51,999	73,042	10,690

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The tax effect of temporary differences that gives rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	March 31,
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Deferred tax assets:
Operating loss carryforwards	2,485	4,699	688
Allowances for doubtful accounts	—	707	104
Accrued expenses and other liabilities	1,000	1,000	146

Total gross deferred tax assets	3,485	6,406	938
Less: valuation allowance	(3,485)	(6,406)	(938)

Net deferred tax assets	—	—	—

Deferred tax liabilities:
Intangible assets	(1,124)	(3,604)	(527)
Withholding tax	—	(26,294)	(3,848)

Total deferred tax liabilities	(1,124)	(29,898)	(4,375)

Net deferred tax liabilities	(1,124)	(29,898)	(4,375)

Tax operating loss carryforwards of the Group, as approved by the PRC tax authority, amounted to RMB11,438,000 as of March 31, 2009, including RMB9,941,000 will expire during the year ending March 31, 2012 and RMB1,497,000 will expire during the year ending March 31, 2013.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of March 31, 2008 and 2009, deferred income tax assets represented the acquired tax operating loss carryforwards of BBE, other deferred tax assets identified in the BBE acquisition and provision for bad debts in Beijing Yuande. BBE incurred tax operating loss through March 2008. Management believes that BBE’s cumulative losses arising from recurring business in recent years, constituted significant negative evidence that deferred tax assets would not be realizable and this evidence outweighed the Group’s expectations that BBE would generate future taxable income. Therefore, a full valuation allowance has been provided against BBE’s deferred income tax assets as of the date of acquisition of January 8, 2008, March 31, 2008 and March 31, 2009. The provision of bad debts was provided for the accounts receivable of Beijing Yuande. The amount of the deferred tax assets considered realizable, however, could change in the near term if estimates of future taxable income during the carry forward period also change.

As of April 1, 2008 and for the year ended March 31, 2009 , the Group did not have any unrecognized tax benefits or liabilities and thus, no interest and penalties related to unrecognized tax liabilities were recorded.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the PRC subsidiaries for the tax calendar years 2004 to 2008 are subject to examination by the relevant tax authorities.

13    Related Party Transactions

On December 30, 2008, the Group completed the sale of its HIFU Business to Chengxuan (Note 9), a major shareholder of the Company.

14    Segment Information

The Group’s principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Group’s internal organization. The Group’s reportable segments for the year ended March 31, 2009 were immunodiagnostic systems and molecular diagnostic systems.

The Group’s chief operating decision-maker has been identified as the chief executive officer. During the year ended March 31, 2009, the Group changed its measure of reported segment profit or loss to be gross profit (i.e., revenues less cost of revenues) in order to align the segment disclosures with the way the chief executive officer assesses performance of the segments. Prior periods have been revised to be consistent with current year presentation. The change had no impact on previously reported gross profit by segment. There are no inter-segment revenue transactions and, therefore, revenues are only to external customers. The Group does not allocate any specific assets or expenditures for long lived assets to the operating segments, as chief executive officer does not use the information to measure the performance of the reportable segments.

The accounting policies of the segments are the same as those used by the Group.

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

	Immunodiagnostic Systems	Molecular Diagnostic Systems	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2007
Revenues	215,550	—	215,550
Cost of revenues	(57,750)	—	(57,750)

Segment income	157,800	—	157,800
Depreciation and amortization included in cost of revenues	(16,726)	—	(16,726)

	Immunodiagnostic Systems	Molecular Diagnostic Systems	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2008
Revenues	380,520	166,901	547,421
Cost of revenues	(103,143)	(142,294)	(245,437)

Segment income	277,377	24,607	301,984
Depreciation and amortization included in cost of revenues	(22,726)	(73,648)	(96,374)

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

	Immunodiagnostics Systems	Molecular Diagnostic Systems	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2009
Revenues	504,656	325,294	829,950
Cost of revenues	(138,467)	(94,104)	(232,571)

Segment income	366,189	231,190	597,379
Depreciation and amortization included in cost of revenues	(32,154)	(67,524)	(99,678)

The reconciliation of depreciation and amortization included in cost of revenues to total depreciation and amortization included in the statements of income is as follows:

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000

Depreciation and amortization included in
Cost of revenues	16,726	96,374	99,678	14,589
Research and development	192	673	1,204	176
Sales and marketing	—	171	139	20
General and administrative	5,836	3,888	5,253	769
Amortization of SPR intangible assets	—	—	36,511	5,343
Income from discontinued operation	4,660	5,194	3,953	578

Total depreciation and amortization expense	27,414	106,300	146,738	21,475

15    Fair Value of Financial Instruments

The carrying amount of financial assets, such as cash, accounts receivable, other receivables, accounts payable and other current payables, approximates their fair values because of the short-term maturity of these instruments. As of March 31, 2008 and 2009, the fair value of the 2011 Convertible Notes, determined based on quoted market value, was approximately US$222,000,000 (RMB1,556,664,000) and US$95,390,000 (RMB651,790,300), respectively. As of March 31, 2009, the fair value of the 2013 Convertible Notes, determined based on quoted market value, was approximately US$132,480,000 (RMB905,222,600).

16    Business and Credit Concentrations

All of the Group’s customers are located in the PRC. The Group had no customer that individually comprised 10% or more of revenue for the years ended March 31, 2007, 2008 and 2009.

The Group has no customer that individually comprised 10% or more of the outstanding accounts receivable balance as of March 31, 2008 and 2009.

As of March 31, 2008 and 2009, the Group’s cash balance was held at major financial institutions located in the PRC and other countries. Further, as of March 31, 2008 and 2009, the Group’s cash balance included U.S. dollar denominated bank deposits of US$23,190,000 and US$134,273,000 (equivalent to RMB162,608,000 and RMB917,474,000), respectively. Management believes that these major financial institutions are of high credit quality.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The Group was dependent on single-source suppliers for certain major materials and components used to manufacture its HIFU products. Purchases (net of VAT) made from the two local suppliers for the ultrasound imaging system and treatment bed for the years ended March 31, 2007 and 2008 were RMB79,966,000 and RMB73,215,000. After the sale of HIFU Business (Note 9), the Group is not dependent on single-source suppliers.

The Group’s business is affected by competition in the market for the products that many of the Group’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. The loss of sales to any of these customers could have a material adverse effect on the Group’s business and results of operations. Furthermore, these customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Group or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Group’s agreements with its key customers could have a material adverse effect on its business and results of operations.

17    Share-Based Compensation

On February 2, 2005, the Company adopted the 2005 stock option plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options to directors and employees. The Company has reserved an aggregate of 30,000,000 of its ordinary shares for issuance under the Plan. The Plan will remain in effect for 5 years starting from the date of adoption.

On November 12, 2006, the Company adopted the Amended and Restated 2005 Stock Option Plan (the “Restated Plan”) pursuant to which the Company’s board of directors may grant stock options or restricted stock to employees, directors and consultants. The Restated Plan is administered by an administrative committee. The per share exercise price of the option for the ordinary shares shall be such price, determined by the administrative committee. The Restated Plan will remain in effect for 5 years starting from the date of adoption. As of March 31, 2009, there were 22,970,000 shares outstanding under the Restated Plan.

Restricted shares

Prior to March 31, 2007, no restricted shares were granted. On June 11, 2007, the Company granted 1,800,000 restricted shares, equivalent to 180,000 ADS to certain directors and management personnel. The restricted shares vest over a period of three years commencing from the date of grant.

On October 1, 2007 and November 16, 2007, the Company granted a total of 120,000 restricted shares, equivalent to 12,000 ADS to new independent directors. The restricted shares vest over a period of three years commencing from the date of grant.

On June 6, 2008, the Company granted 3,560,000 restricted shares, equivalent to 356,000 ADS to certain directors and management personnel. The restricted shares vest over a period of three years commencing from the date of grant.

Share-based compensation expense with respect to the restricted shares was measured based on the fair value of the Company’s ordinary shares at the date of grant and is recognized on an accelerated basis over the three-year vesting period. The grant-date fair value of restricted shares is based on the market price of the Company’s ADS on the grant date.

No compensation cost for restricted shares was recognized for the year ended March 31, 2007. The amount of compensation cost recognized for restricted shares was RMB14,225,000 and RMB49,152,000 (US$7,193,000)

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

for the years ended March 31, 2008 and 2009, respectively, of which RMB1,336,000 and RMB7,429,000 (US$1,087,000) respectively was recorded as research and development expenses and RMB12,889,000 and RMB41,723,000 (US$6,106,000) respectively was recorded as general and administrative expenses. No income tax benefit was recognized in the income statement for these restricted shares as such compensation expenses were recorded and incurred by the Company, a Cayman Islands incorporated entity which is not subject to income tax under Cayman Islands laws and regulations.

Restricted share activity during the periods indicated is as follows:

	Number of Restricted Shares	Grant Date Weighted Average Fair value
		US$
Balance as of April 1, 2007	—	—
Granted	1,920,000	5,064,000
Issued	—	—
Forfeited	(90,000)	(227,700)

Balance as of March 31, 2008	1,830,000	4,836,300
Granted	3,560,000	12,132,480
Issued	—	—
Forfeited	—	—

Balance as of March 31, 2009	5,390,000	16,968,780

Exercisable as of March 31, 2009	450,000	1,207,300
Exercisable as of March 31, 2008	—	—

Stock options

On August 8, 2005, the Company granted options to purchase an aggregate of 400,000 ordinary shares, equivalent to 40,000 ADS, at an exercise price of US$1.50 per share (“August 2005 Option”) to two directors. The share options vest over a period of two years and expire on December 31, 2009.

On June 11, 2007, the Company granted 750,000 share options, equivalent to 75,000 ADS to certain management personnel at an exercise price of US$2.53 per share (“June 2007 Option”). The share options vest over a period of three years and expire on May 31, 2012.

The amount of compensation cost recognized for share options was RMB1,260,000, RMB2,435,000 and RMB1,027,000 (US$150,000) for the years ended March 31, 2007, 2008 and 2009, respectively, of which RMB nil, RMB1,461,000 and RMB761,000 (US$111,000) respectively was recorded as research and development expenses, and RMB1,260,000, RMB974,000 and RMB266,000 (US$39,000) respectively was recorded as general and administrative expenses. No income tax benefit was recognized in the income statement for these share options as such compensation expenses were recorded and incurred by the Company, a Cayman Islands incorporated entity which is not subject to income tax under Cayman Islands laws and regulations.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Balance as of March 31, 2006 and 2007	800,000	1.43
Granted	750,000	2.53
Exercised	(466,660)	1.48

Balance as of March 31, 2008	1,083,340	2.17
Forfeited	(150,000)	2.53

Balance as of March 31, 2009	933,340	2.11	2.31	5,667

Exercisable as of March 31, 2009	533,340	1.80	1.66	5,667
Vested and expected to vest as of March 31, 2009	876,140	2.08	2.25	5,667

The total intrinsic value of options exercised during the years ended March 31, 2007, 2008 and 2009 was US$ nil, US$954,634 and US$ nil, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock option was RMB nil, RMB5,157,000 and RMB nil for the years ended March 31, 2007, 2008 and 2009.

The intrinsic value of options outstanding, options exercisable and options vested and expected to vest is calculated as the difference between the market value as of the last day of the fiscal year and the exercise price of the shares.

Share-based compensation expense with respect to the stock options was measured based on the fair value of the options at the date of grant and is recognized on an accelerated basis over the vesting period.

The weighted average option fair value of US$0.39 (RMB3.16) per share or an aggregate of RMB1,265,000 (US$156,000) for the options granted on August 8, 2005 was estimated using the Black-Scholes option-pricing model on the grant date. The weighted average option fair value of US$0.90 (RMB6.92) per share or an aggregate of RMB5,189,000 (US$677,000) for the options granted on June 11, 2007 was estimated using the Hull and White Binomial option-pricing model on the grant date. The following assumptions were used to estimate the fair value of the options:

	August 2005 Option		June 2007 Option
Option granted		400,000		750,000
Average risk-free interest rate of return		4.216%		5.07%
Early Exercise Multiple		—		2.0x
Expected Exit Rate (Post-vesting)		—		5.0%
Weighted average expected option life		3 years		—
Volatility rate		30.00%		40.00%
Dividend yield		0.0%		1.1%
Share price	US$	1.50	US	$2.53

As of March 31, 2009, there was RMB52,914,000 (US$7,744,000) of total unrecognized compensation cost related to stock options and restricted shares. This cost is expected to be recognized over a weighed average period of 1.65 years.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

18    Commitments and Contingencies

(a) Operating lease obligation

Rental expense under operating leases was RMB3,855,000, RMB5,801,000 and RMB5,258,000 (US$770,000), for the years ended March 31, 2007, 2008 and 2009, respectively. As of March 31, 2009, total future minimum lease payments under non-cancellable operating leases were as follows:

RMB’000
Year ending March 31,
2010	6,479
2011	3,011
2012 to 2014	7,241

16,731

(b) Purchase obligation

As of March 31, 2009, the Group had outstanding purchase obligations totaling RMB1,789,000 (US$262,000), which mainly related to the production of SPR System.

19    Subsequent Events

Declaration of dividend

On September 1, 2009, the Company declared a cash dividend on its ordinary shares of US$0.055 per share, equivalent to US$0.55 per ADS to the shareholders of record as of September 30, 2009. As a result of the declaration of dividend by the Company and pursuant to the terms of the indenture governing the Company’s convertible notes, the conversion rates of the convertible notes will be adjusted and the conversion prices of the convertible notes are subject to change.

Approval of share repurchase program

In September 2009, the Company’s board of directors approved a share repurchase program. Under the terms of the program, the Company may repurchase up to US$30 million worth of its outstanding ADSs for a period of one year, commencing on October 1, 2009. Repurchases may be made from time to time on the open market at prevailing market prices or in block trades, in accordance with the “Safe Harbor” requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

HIFU Business claim

In June 2009, the Company received a letter (“First Letter”) from Chengxuan International Ltd. (“Chengxuan”), the buyer of the HIFU Business and a major shareholder of the Company in connection with a notice from the State Food and Drug Administration (“the SFDA”) in April 2009. The notice from the SFDA required the submission of new clinical trial data for the renewal application of the registration certificate for the HIFU system and did not permit the sale of the HIFU system starting from April 2009 until approval of the renewal application. In August, the Company received another letter (“Second Letter”) from Chengxuan which updated their ongoing discussion with the SFDA about the requirements for the new clinical trial data for the HIFU system, Chengxuan’s loss of revenues due to the prohibition on selling the HIFU system since April 2009

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

and their preliminary indication of seeking maximum compensation of approximately US$15.5 million from the Company. The Company has established a special committee comprising two independent directors to evaluate and handle the related matters with Chengxuan and the special committee has engaged legal counsel to advise on Chengxuan’s request for compensation. Recently, the Company received another letter (“Third Letter”) from Chengxuan which they decided to withdraw the compensation request in the Second Letter. The Third Letter also states that Chengxuan will fulfill their payment obligation with regard to the remaining payments for the HIFU Business transaction. While Chengxuan may make a claim of compensation to the Company again in the future, the Company does not believe, based on current knowledge, that it is likely to happen. In the event that Chengxuan does make a claim to the Company again and the Company fails to reach an agreement with Chengxuan, the Company may get into lawsuits or arbitration proceedings with Chengxuan which could be lengthy and costly and the result of any lawsuit or arbitration will be unpredictable and could negatively impact the Company’s business. Any compensation that the Company needs to pay Chengxuan will negatively impact its results of operations and financial condition.

20    China Medical Technologies, Inc. (the Parent only)

Under PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, China Medical Technologies, Inc.’s (or the “Parent”) PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund general reserve funds unless such reserve funds have reached 50% of its respective registered capital. These reserves are not distributable in the form of cash dividends to the Parent.

As of March 31, 2009, the amount of restricted net assets of the PRC subsidiaries which may not be transferred to the Parent in the forms of loans, advances or cash dividends without the consent of PRC government authorities, was more than 25% of the Group’s consolidated net assets.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

The following presents condensed financial information of the Parent only.

Condensed Balance Sheets

	March 31,
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Assets
Current assets
Cash	169,851	102,145	14,949
Prepayments and other assets	661	422	62

Total current assets	170,512	102,567	15,011
Investments in subsidiaries	764,730	978,897	143,262
Amounts due from subsidiaries	1,994,318	4,077,444	596,737
Convertible notes issuance costs	27,055	68,596	10,039

Total assets	2,956,615	5,227,504	765,049

Liabilities
Current liabilities
Accrued expenses and other liabilities	28,674	39,909	5,841
Amounts due to subsidiaries	353,380	432,197	63,252

Non-current liabilities
Convertible notes	1,051,800	2,910,815	426,000

Total liabilities	1,433,854	3,382,921	495,093

Shareholders’ equity
Ordinary shares	225,473	257,738	37,720
Additional paid-in capital	526,264	544,178	79,641
Accumulated other comprehensive loss	(48,046)	(51,946)	(7,602)
Retained earnings	819,070	1,094,613	160,197

Total shareholders’ equity	1,522,761	1,844,583	269,956

Total liabilities and shareholders’ equity	2,956,615	5,227,504	765,049

The Parent has guaranteed the payment by CMED Technologies Ltd. to FISH Sellers for the settlement of liabilities, including the contingent payments in relation to the FISH acquisition (see note 3(a)). Save for the foregoing contingent payments and the Convertible Notes, the Parent had no other contingencies, long-term obligations and guarantee as of March 31, 2008 and 2009.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

Condensed Statements of Income

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000
Interest income	20,237	18,546	12,625	1,847
Interest expenses	(18,453)	(47,086)	(97,625)	(14,287)
Share of net income of subsidiaries	314,995	395,268	518,767	75,922
General and administrative expenses	(27,061)	(41,506)	(71,415)	(10,452)

Income before income taxes	289,718	325,222	362,352	53,030
Income tax expense	—	—	—	—

Net income	289,718	325,222	362,352	53,030

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2007, 2008 and 2009

Condensed Statements of Cash Flows

	Year ended March 31,
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net income	289,718	325,222	362,352	53,030
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	1,260	16,660	50,179	7,343
Share of net income of subsidiaries	(314,995)	(395,268)	(518,767)	(75,922)
Amortization of convertible notes issuance costs	3,111	7,937	14,387	2,105
Changes in assets and liabilities:
Prepayments and other assets	825	248	239	36
Amount due from a subsidiary	28,657	(2,843)	—	—
Accrued expenses and other liabilities	36,833	(290)	11,235	1,645
Amount due to a subsidiary	(348)	—	78,817	11,535

Net cash provided by (used in) operating activities	45,061	(48,334)	(1,558)	(228)

Cash flow from investing activities
Dividends received	—	200,000	431,066	63,087
Advance to a subsidiary	(841,862)	(447,447)	(2,209,357)	(323,341)

Net cash used in investing activities	(841,862)	(247,447)	(1,778,291)	(260,254)

Cash flow from financing activities
Dividends paid	—	(83,306)	(86,574)	(12,670)
Payment of offering expenses	(9,620)	—	—	—
Proceeds from exercise of stock options	—	5,157	—	—
Net proceeds from issuance of convertible notes	1,117,349	—	1,837,871	268,973
Payment for repurchase of shares under prepaid forward contract	(236,175)	—	—	—
Proceeds from issuance of ordinary shares under issuance and repurchase agreement	—	—	32,265	4,722
Payment for repurchase of ordinary shares under issuance and repurchase agreement	—	—	(32,265)	(4,722)

Net cash provided by (used in) financing activities	871,554	(78,149)	1,751,297	256,303

Effect of foreign currency exchange rate changes on cash and cash equivalents	(18,249)	(33,692)	(39,154)	(5,730)

Net increase (decrease) in cash and cash equivalents	56,504	(407,622)	(67,706)	(9,909)

Cash and cash equivalents:
At beginning of year	520,969	577,473	169,851	24,858

At end of year	577,473	169,851	102,145	14,949