Form 20-F
period 2011-03-31
China Medical Technologies, Inc.
filed 2011-07-18
CIK 1326059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

In addition, unless otherwise indicated, references in this annual report on Form 20-F to:

•	“2011 Notes” are to our 3.5% Convertible Senior Subordinated Notes due November 2011;

•	“2013 Notes” are to our 4.0% Convertible Senior Notes due August 2013;

•	“2016 Notes” are to our 6.25% Convertible Senior Notes due December 2016;

•	“BBE” are to Beijing Bio-Ekon Biotechnology Co., Ltd., one of our wholly-owned subsidiaries in the PRC;

•	“Beijing Chengxuan” are to Beijing Chengxuan Economic and Trade Co., Ltd., a related party;

•	“Beijing GP” are to Beijing GP Medical Technologies Co., Ltd., one of our wholly-owned subsidiaries in the PRC;

•	“Beijing Weixiao” are to Beijing Weixiao Biological Technology Development Co., Ltd., a related party;

•	“Chengxuan” are to Chengxuan International Ltd., a related party;

•	“Convertible Notes” are collectively the 2011 Notes, the 2013 Notes and the 2016 Notes; and

•	“YDME Beijing” are to Beijing Yuande Bio-Medical Engineering Co., Ltd., our predecessor and one of our wholly-owned subsidiaries in the PRC.

The following technical and industry specific terms used in this annual report on Form 20-F have the meanings set forth below:

•	“CCD camera” means charge-couple-device camera equipped with a chip to control the brightness and brilliance of colors of the recorded images;

•	“DNA” means deoxyribonucleic acid, a nucleic acid molecule that contains the genetic instructions for the development and functioning of all known living organisms;

•	“DNA chip” means a molecular diagnostic biosensor chip used with SPR system for the diagnosis of infectious diseases, cancers, cardiovascular disorders and immune system disorders;

•	“ECLIA” means enhanced chemiluminescence immunoassay, a diagnostic technology which uses analyzers and reagent kits;

•	“ECLIA analyzer” means an IVD instrument capable of detecting minute levels of light triggered by combining reagents with body fluid samples to produce quantitative diagnostic results;

•	“ECLIA business” means the business of manufacturing and marketing ECLIA analyzers and ECLIA reagent kits;

•	“ECLIA reagent kits” means reagent kits designed to be used with the ECLIA analyzers to perform IVD tests;

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

•	“FISH technology” means a molecular diagnostic technology that uses a fluorescent-labeled probe to detect and localize the presence or absence of specific DNA sequences on chromosome;

•	“Fluorescent microscope” means an instrument that enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities using FISH technology;

•	“HIFU” means high intensity focused ultrasound;

•

“HIV” means human immunodeficiency virus, a retrovirus that can lead to acquired immunodeficiency syndrome, a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections;

•	“HPV” means human papillomavirus, a common virus that infects the skin and mucous membranes of humans, causing various kinds of warts as well as cervical cancer;

•	“HPV-DNA chip” means a label-free DNA chip for the diagnosis of HPV infection and genotyping of HPV;

•	“Immunodiagnostic system sales” means the sales of ECLIA reagent kits;

•	“IVD” means the detection and monitoring of diseases through laboratory evaluation and the analysis of bodily fluids and tissues from patients;

•	“IVD systems” consists of ECLIA analyzers, ECLIA reagent kits, FISH probes, SPR analyzers and HPV-DNA chips;

•	“Luminescence immunoassay IVD system” means an advanced, light-based IVD system commonly used in the United States and Western Europe;

•

“Molecular diagnostic system sales” means mainly (i) the sales of FISH probes, (ii) the sales of fluorescent microscopes until April 2009 and (iii) the sales of HPV-DNA chips which commenced in the three month period ended June 30, 2010;

•

“PCR” means polymerase chain reaction, a scientific technique in molecular biology to amplify a single or a few copies of a piece of DNA, generating thousands to millions of copies of a particular DNA sequence;

•	“PCR assays” means a diagnostic test for the detection of certain diseases or disorders based on PCR technology;

•	“Probes” means a piece of labeled DNA used to detect the presence of a complementary DNA sequence by molecular hybridization;

•	“Reagent” means a substance used in a chemical reaction to detect, measure and produce other substances;

•	“Reagent kits” means commercially prepared reagent sets, with accessory devices, containing all major components necessary to perform IVD tests;

•	“SPR” means surface plasmon resonance, a leading biosensor technology in molecular biology used for the analysis of proteins, nucleic acids and viruses;

•	“SPR analyzer” means a label-free, fully-automated analysis system that utilizes SPR technology on DNA chips;

•

“SPR system” means an integrated molecular diagnostic system comprised of a SPR analyzer and DNA chips for detecting and quantifying biomarkers related to infectious diseases, cancers, cardiovascular disorders and immune system disorders; and

•	“SPR business” means the business of manufacturing and marketing SPR analyzers and DNA chips.

We completed the initial public offering of 7,360,000 ADSs, each representing 10 ordinary shares in August 2005. On August 10, 2005, we listed our ADSs on the Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol “CMED”. On March 27, 2006, we completed a follow-on offering of 5,750,000 ADSs, which were sold by certain shareholders. On November 21, 2006, we completed an offering of the 2011 Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Concurrently with the offering of the 2011 Notes, we entered into a prepaid forward repurchase contract with an affiliate of Merrill Lynch & Co., or Merrill Lynch. Pursuant to the forward repurchase contract, we repurchased contemporaneously with the sales of the 2011 Notes, an aggregate of US$30 million of ADSs, equivalent to 1,163,392 ADS at US$25.78 per ADS. We filed a registration statement on Form F-3 (333-139777) to register the resale of the 2011 Notes and the ADSs issuable upon conversion of the 2011 Notes in January 2007 and the registration statement was declared effective by the SEC on January 26, 2007. On August 15, 2008, we completed an offering of the 2013 Notes pursuant to a registration statement on Form F-3 (333-152937) which was filed and became effective on August 11, 2008. Concurrently with the offering of the 2013 Notes, we entered into an ADS issuance and repurchase agreement with affiliates of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, or the Dealers. Pursuant to the ADS issuance and repurchase agreement, we issued 4,700,000 ADSs to the Dealers at a consideration of US$1.00 per ADS. The Dealers will be obligated to deliver to us an equal number of ADSs in the future. On the same day we issued the ADSs to the Dealers, we prepaid a purchase price of US$1.00 per ADS for the 4,700,000 ADSs to be repurchased from the Dealers by us in the future.

On September 18, 2009, we announced a share repurchase program under which we were authorized by our board to repurchase up to US$30 million worth of our outstanding ADSs for a period of one year, commencing on October 1, 2009. We repurchased a total of 500,000 ADSs pursuant to this share repurchase program and the program was terminated in May 2010.

During the fiscal years ended March 31, 2010 and 2011, we also bought back a portion of our 2013 Notes. Pursuant to the ADS issuance and repurchase agreement referenced above, the Dealers delivered back to us 192,000 ADSs and 285,000 ADSs in the fiscal years ended March 31, 2010 and 2011, respectively, in relation to the portion of the 2013 Notes which we repurchased. During the fiscal year ended March 31, 2011, we bought back a portion of our 2011 Notes. Pursuant to the prepaid forward repurchase contract entered into in connection with the offering of such notes with Merrill Lynch, Merrill Lynch delivered back to us 900,000 ADSs in the fiscal year ended March 31, 2011 in relation to the portion of the 2011 Notes which we repurchased. The foregoing ADSs repurchased by us and returned by the Dealers and Merrill Lynch have been retained by us and may be cancelled (in which case the underlying ordinary shares will be cancelled) or used by us for other arrangements such as issuance of ADSs to employees upon the exercise of their share incentive awards.

On December 6, 2010, we completed the offering of our 2016 Notes. The notes were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Merrill Lynch, Pierce, Fenner & Smith Incorporated was the initial purchaser of the 2016 Notes. In connection with the offering, we entered into a capped call transaction relating to US$100 million in principal amount of the notes with an affiliate of the initial purchaser. We used approximately US$112.3 million (including transaction costs) of the net proceeds of the offering to repurchase US$112.3 million aggregate principal amount of our 2011 Notes and used approximately US$10 million to pay for expenses associated with the capped call transaction.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of income data (other than ADS data) for the fiscal years ended March 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of March 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The following selected consolidated statement of income data (other than ADS data) for the fiscal year ended March 31, 2007 and the selected consolidated balance sheet data as of March 31, 2007 and 2008 have been derived from our unaudited consolidated financial statements, which are not included in this annual report on Form 20-F. The following selected consolidated statement of income data for the fiscal year ended March 31, 2008 and selected consolidated balance sheet data as of March 31, 2009 have been derived from our audited consolidated financial statements which are not included in this annual report on Form 20-F. In December 2008, we sold the HIFU business to Chengxuan and discontinued the HIFU business. As a result, the HIFU business has been accounted for as a discontinued operation in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) in our consolidated financial statements. As required by U.S. GAAP, we have reclassified the comparative operating results of the discontinued operation for the fiscal years ended March 31, 2007, 2008 and 2009 as discontinued operations in our consolidated statements of income for the respective fiscal years. In October 2009, the Financial Accounting Standards Board (FASB) issued new authoritative guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance, which requires that the share lending arrangement be measured at fair value and recognized as an issuance cost associated with the convertible debt offering or other financing. The resulting issuance cost is amortized over the period that the convertible debt is expected to be outstanding as additional non-cash interest expense. This guidance became effective for us on April 1, 2010 and requires retrospective application and our historical selected financial data has been retrospectively adjusted accordingly. The retrospective application does not have any impact on the fiscal years ended March 31, 2007 and 2008 because the share-lending arrangement was entered into in the fiscal year ended March 31, 2009 in connection with the issuance of the 2013 Notes in that fiscal year. A more in depth discussion of how the adoption of this new guidance impacted our consolidated financial statements can be found in the accompanying notes to our consolidated financial statements (see Note 2(y)).

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

	Year ended March 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
			(As adjusted)	(As adjusted)
	(in thousands, except for number of shares, per share and per ADS data)
Consolidated Statement of Income Data:
Revenues	215,550	547,421	829,950	723,071	842,366	128,639
Gross profit	157,800	301,984	597,379	485,521	507,684	77,529
Operating income	91,507	188,130	144,228	125,107	249,137	38,047
Other income (expense)	13,905	(51,776)	(107,693)	(131,133)	(72,690)	(11,101)
Income (loss) before income taxes	105,412	136,354	36,535	(6,026)	176,447	26,946
Income tax expense	(12,049)	(51,999)	(73,042)	(63,556)	(93,828)	(14,329)
Income (loss) from continuing operations	93,363	84,355	(36,507)	(69,582)	82,619	12,617
Income from and gain on sale of discontinued operation, net	186,043	212,656	364,409	—	—	—
Net income (loss)	279,406	297,011	327,902	(69,582)	82,619	12,617
Net income (loss) per share—Basic(1):
Income (loss) from continuing operations	0.35	0.32	(0.14)	(0.27)	0.32	0.05
Income from and gain on sale of discontinued operation, net	0.69	0.81	1.39	—	—	—
Total	1.04	1.13	1.25	(0.27)	0.32	0.05
Net income (loss) per share—Diluted(1):
Income (loss) from continuing operations	0.35	0.32	(0.14)	(0.27)	0.31	0.05
Income from and gain on sale of discontinued operation, net	0.69	0.81	1.39	—	—	—
Total	1.04	1.13	1.25	(0.27)	0.31	0.05
Net income (loss) per ADS—Basic(2):
Income (loss) from continuing operations	3.47	3.22	(1.39)	(2.65)	3.16	0.48
Income from and gain on sale of discontinued operation, net	6.91	8.11	13.87	—	—	—
Total	10.38	11.33	12.48	(2.65)	3.16	0.48
Net income (loss) per ADS—Diluted(2):
Income (loss) from continuing operations	3.46	3.20	(1.39)	(2.65)	3.14	0.48
Income from and gain on sale of discontinued operation, net	6.90	8.07	13.87	—	—	—
Total	10.36	11.27	12.48	(2.65)	3.14	0.48
Dividend paid per share	—	0.28	0.34	0.38	—	—
Dividend paid per ADS	—	2.80	3.42	3.75	—	—
Weighted average number of shares outstanding
Basic	269,232,171	262,218,999	262,776,289	262,546,385	261,147,675	261,147,675
Diluted	269,508,465	263,464,624	262,776,289	262,546,385	262,799,994	262,799,994

(1)	If YDME Beijing and Beijing GP had not had any preferential tax rates or tax holidays, our basic and diluted earnings per share for the following periods would have been reduced as follows:

	Year Ended March 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
Income from continuing operations per share
Basic	0.02	0.19	0.41	0.23	0.20	0.03
Diluted	0.02	0.19	0.41	0.23	0.20	0.03

(2)	Each ADS represents 10 ordinary shares.

	As of March 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
			(As adjusted)	(As adjusted)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	1,173,640	682,679	1,456,410	815,453	1,123,818	171,620
Working capital(1)	764,090	671,990	1,043,911	1,108,839	1,281,707	195,732
Goodwill and intangible assets	1,565,362	1,550,447	3,496,128	3,293,844	2,982,012	455,388
Total assets	3,186,692	2,927,865	5,828,659	4,909,069	4,948,062	755,625
Convertible notes	1,000,415	935,905	2,826,348	2,777,086	2,752,304	420,308
Payables and deferred credit related to FISH and SPR acquisitions (current and non-current)	530,598	65,793	707,205	—	—	—
Total liabilities	1,748,424	1,293,148	3,854,126	3,105,373	3,157,476	482,182
Total shareholders’ equity	1,438,268	1,634,717	1,974,533	1,803,696	1,790,586	273,443

(1)	Working capital is calculated using current assets minus current liabilities.

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on March 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.5483 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC— Fluctuation in the value of the Renminbi may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On July 8, 2011, the noon buying rate was RMB6.4645 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End(2)	Average(3)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June	6.4635	6.4746	6.4830	6.4628
July (through July 8)	6.4645	6.4655	6.4670	6.4645

(1)	For all periods prior to January 1, 2010, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2010, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.
(2)	Represents the exchange rate on the last business day of the applicable period.
(3)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We may not succeed in sustaining and expanding the market for our ECLIA business and our free arrangement for ECLIA analyzers, whereby we provide ECLIA analyzers to certain hospitals free of charge, may not be successful in generating additional recurring revenue from sales of our ECLIA reagent kits.

We began marketing and selling our semi-automated ECLIA analyzers and reagent kits in September 2004. Our ECLIA system is referred to as a “closed” system since our ECLIA analyzer can only be used with reagent kits manufactured by us and our reagent kits can only be used with our ECLIA analyzer. Gross profit derived from the ECLIA business was RMB202.2 million (US$30.9 million), representing 39.8% of our total gross profit, for the fiscal year ended March 31, 2011. Seeking to further expand the installed base of our ECLIA analyzers and derive additional recurring revenue from sales of our reagent kits, we started to provide our semi-automated ECLIA analyzers to small and medium-sized hospitals with certain diagnostic volume free of charge to promote the sales of our ECLIA reagent kits in April 2008. We also expect to deliver our fully-automated ECLIA analyzers free of charge to certain large hospitals by approximately the end of 2011.

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

We may not succeed in sustaining and expanding the market for our FISH business.

We only introduced our FISH business to the market in June 2007. We develop and manufacture FISH probes internally. Our FISH probes can be used with fluorescent microscopes purchased directly from manufacturers. We also sold fluorescent microscopes to customers which were manufactured by third parties until April 2009. Gross profit derived from the FISH business was RMB395.0 million (US$60.3 million), representing 77.8% of our total gross profit, for the fiscal year ended March 31, 2011.

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

We acquired our SPR technology and related assets in December 2008 and only began to introduce our SPR analyzers and HPV-DNA chips to certain existing hospital customers in April 2009. Since then, the progress of the placement of our SPR analyzers with hospitals was significantly affected because the attention of our senior management was significantly diverted to the internal investigation which is discussed below under the heading “—Allegations of irregularities or improper conduct of our management, whether true or false, may cause us to undertake internal investigations and may cause government agencies to initiate investigations against us and could have a material adverse effect on our business, prospects and reputation and negatively impact our financial condition and results of operations”. As a result, we only started to deliver our SPR analyzers to our customers free of charge in January 2010 and generate revenue from the sale of HPV-DNA chips following the approval by the PRC State Food and Drug Administration (“SFDA”) which was granted in June 2010. As of March 31, 2011, we had delivered over 110 SPR analyzers free of charge to large hospitals which are also users of our FISH probes. We are now focusing on promoting the usage of our SPR-based HPV-DNA chips among these hospitals to increase the utilization of our HPV-DNA chips on our installed analyzers and expect to provide additional free analyzers to only a limited number of select hospitals in the near term. Our SPR system is referred to as a “closed” system since our SPR analyzer can only be used with DNA chips manufactured by us and our DNA chips can only be used with our SPR analyzer. We provide our SPR analyzers free of charge to large hospitals, in order to expand the installed base of our SPR analyzers and derive recurring revenue from sales of our DNA chips.

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

We are the first company in the PRC to manufacture SPR analyzers and HPV-DNA chips for clinical diagnosis and we cannot assure you that we will be able to successfully market or sell our DNA chips. In addition, we cannot assure you that our free arrangement for SPR analyzers would successfully expand the installed base of our SPR analyzers and increase recurring revenue from sales of DNA chips. Moreover, we are developing a new automated SPR analyzer which we may determine to sell to hospitals instead of giving them free of charge, depending on market conditions, customer demand and other factors. There can be no assurance, however, that hospitals will be willing to pay for our SPR analyzers at the prices we establish or at all, if we opt to sell them in future periods. We also cannot assure you that our HPV-DNA chips, or any new DNA chips that we may develop in the future, will generate adequate revenue to offset our investments and costs in acquiring, developing and marketing our SPR analyzers and DNA chips. If there is insufficient demand for our DNA chips, our business, financial condition and results of operations may be adversely affected. In addition, any announcement of price change, new products, services or enhancements by us or our competitors may cause our customers to cancel or postpone purchasing decisions for our DNA chips.

In addition, our limited operating history with the SPR system may not provide a meaningful basis for you to evaluate our business, financial performance and prospects in our SPR business. We may not have sufficient experience to address the risks frequently encountered by early-stage companies or companies exploring in new industries, and as a result we may not be able to:

•	maintain or expand our market share and profitability;

•	continue to effectively commercialize our SPR system;

•	acquire and retain hospital customers through our direct sales force;

•	attract, train, motivate and retain qualified personnel;

•	keep up with evolving industry standards and market developments;

•	increase the market awareness and increase the penetration rate of our SPR system in the PRC;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our direct-selling hospitals; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

A reduction in, or a failure to increase, the revenues of our ECLIA reagent kits, FISH probes and HPV-DNA chips would cause our revenues to decline and could materially harm our business.

We have derived substantially all or all of our revenues from sales of our ECLIA reagent kits, FISH probes and HPV-DNA chips. We expect sales of our ECLIA reagent kits, FISH probes and HPV-DNA chips will continue to comprise a major portion of our revenues. Therefore, a reduction in, or our failure to increase, revenues from sales of our ECLIA reagent kits FISH probes and HPV-DNA chips, could materially harm our business, results of operations and prospects.

Our ECLIA customers, mainly distributors, reduced their inventory levels in the first half of the fiscal year ended March 31, 2010 and certain customers ceased purchasing from us in anticipation of price reductions on our ECLIA reagent kits and we reduced the selling price of our ECLIA reagent kits in September 2009. The reduction in orders for our ECLIA reagent kits and their selling prices negatively affected our revenues from the ECLIA business in the fiscal years ended March 31, 2010 and 2011, and such negative impact may continue. While we have adopted, and will continue to adopt, measures to increase the sales of our ECLIA reagent kits, we cannot assure you that these measures will be effective or that our revenues from sales of ECLIA reagent kits will not decline further. A similar reduction in orders and prices of our FISH probes and HPV-DNA chips could occur at any time, which would cause our revenues from the FISH business and SPR business to decline. If we fail to successfully address the decline in the sales of our ECLIA reagent kits or experience a decline in the sales of our FISH probes or HPV-DNA chips, our revenues may decline significantly and our business and operating results may be materially and adversely affected.

If we are unable to protect our intellectual property rights, our competitors may take advantage of our proprietary technology and know-how and compete directly against us.

Our success depends, in part, on our ability to protect our proprietary technologies. In the PRC, we own 12 invention patents and 13 utility patents relating to our ECLIA technology. We also own two utility patents relating to our FISH technology and two invention patents relating to our SPR technology in the PRC. Invention patents are granted for invention or discovery of any new and useful process or article of manufacture, or any new and useful improvement thereof. Utility patents are granted for invention of a new and practical structure or form, or a combination of both, for an article of manufacture.

We have been granted one patent for ECLIA technology in the United States and one patent for SPR technology in the United Kingdom. In addition, we have filed 22 patent applications related to our SPR technology in the United States and the European Union.

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

We adopted a stock option plan in 2005 and an equity incentive plan in 2009. As of March 31, 2011, we have granted options to purchase 1,550,000 of our ordinary shares and 7,930,000 restricted shares under our 2005 stock option plan, as amended and restated, and 5,350,000 restricted shares under our 2009 equity incentive plan. Our 2005 stock option plan expired on December 31, 2009.

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

Our audit committee received an anonymous letter, in which allegations of irregularities and improper conduct were made against our senior management in connection with our acquisition of the FISH business and the SPR technology and related assets, our disposal of the HIFU business, our revenues as well as our relationships with stock analysts. Our audit committee, consisting of three independent directors, initiated an independent internal investigation into the allegations and engaged an independent law firm as well as independent forensic accountants to assist the audit committee to carry out the independent internal investigation in April 2009. Our audit committee completed the investigation and reported that the investigation did not identify any evidence to support the allegations made in the anonymous letter. During the course of the investigation, our senior management team and certain management personnel were required to devote significant time and effort to assist with the investigation and therefore had less time to spend on our operations, which we believe contributed to the decline in our sales and the delay for the launch of our SPR system. The costs of the investigation also increased our general and administrative expenses substantially for the quarter ended June 30, 2009 and the quarter ended September 30, 2009.

In addition, our audit committee noted that our PRC subsidiaries had provided gifts to third parties mainly during festivals in the PRC for the past few years but, after further inquiry, it was determined that the value of the gifts was small and there was no evidence that the gifts were used for an improper purpose. Thereafter, our audit committee proposed measures to enhance our policies and procedures with respect to gifts. These measures were approved by our board of directors and have been implemented by us from April 1, 2010. We cannot assure you that similar allegations of irregularities or improper conduct of our management or questions regarding the conduct of our employees and management will not occur in the future.

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

If we fail to effectively manage the activities of our distributors, our business, prospects and brand may be materially adversely affected by actions taken by our distributors.

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

We generally provide 12-month product warranties against technical defects of our ECLIA analyzers and SPR analyzers, including free analyzers delivered to customers. Our product warranty requires us to repair defects arising from product design and production process and if necessary, replace defective components. Historically, we have received a limited number of warranty claims or repair requests for our ECLIA analyzers and SPR analyzers. The costs associated with our warranty claims or repair requests have historically been relatively low. Thus, we generally do not accrue any liability for potential warranty claims at the time of sales, but rather at the time claims are actually made. We also replace ECLIA reagent kits, FISH probes and HPV-DNA chips if they are found to be defective.

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

Our earnings could be adversely affected if we recognize impairment losses on goodwill and other intangible assets relating to our previous acquisitions.

As a result of our acquisitions, we have recognized goodwill and other intangible assets. Our intangible assets, other than goodwill, are amortized over their respective estimated useful lives, and are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. Goodwill is tested for impairment by us annually as of year end or more frequently if an event or a circumstance indicates that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. In the future, we could recognize impairment losses on goodwill and other intangible assets and that impairment could result in a charge to our reported results of operations.

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

We need the SFDA approval for our semi-automated ECLIA analyzer, fully-automated ECLIA analyzer and SPR analyzer before they can be used by hospitals. The SFDA approvals we have obtained for our semi-automated ECLIA analyzer, fully-automated ECLIA analyzer and SPR analyzer will expire in July 2012, April 2014 and September 2013, respectively, and we will need to renew these approvals once they expire. We are also required to obtain a production permit from the provincial level food and drug administration before commencing the manufacture of our products. Our production permit for the manufacture of our ECLIA analyzer and reagent kits will expire in June 2015 and we will need to renew the production permit once it expires. Our production permit for the manufacture of our FISH probes, SPR analyzers and DNA chips will expire in January 2016, and we will need to renew the production permit once it expires. Renewing our registration certificates and production permit entails submission of various information and the review of that submission by the applicable regulatory authorities. We do not foresee any significant difficulties in obtaining such renewal. But if we fail to obtain such renewal in a timely fashion, our business may be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation”.

In April 2007, the SFDA announced a new regulation that became effective on June 1, 2007. Reagent kits used for IVD testing are divided into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each reagent kit. Our ECLIA reagent kits, FISH probes and DNA chips are classified as Class III, and they therefore are subject to all regulatory controls governing the Class III category. We are required to obtain a registration certificate for each reagent kit prior to selling that reagent kit for clinical use. A reagent kit that is used for research purposes only, however, is exempted from registration and/or approval. A reagent kit intended for research use only must comply with the labeling requirements that present the statement: “For research use only. Not for use in diagnostic procedures” on the package. Of the 95 ECLIA reagent kits and 47 FISH probes that we sell, 76 ECLIA reagent kits and 22 FISH probes are covered by registration certificates. Of the 19 ECLIA reagent kits we currently sell without registration certificates, 11 are food safety reagent kits which are not subject to SFDA registration and the remaining 8 reagent kits are being sold for research use only. Of the 8 ECLIA reagent kits and 25 FISH probes we currently sell for research use only, we have submitted registration applications for most of them. The registration certificate for our HPV-DNA chip was granted to us in May 2010. We intend to apply for registration certificates for most of our ECLIA reagent kits, FISH probes and DNA chips, but we may not succeed in obtaining registration certificates for these ECLIA reagent kits, FISH probes and DNA chips or for any ECLIA reagent kit, FISH probe or DNA chip that we develop in the future. Before receiving the necessary registration certificate, these ECLIA reagent kits, FISH probes and DNA chips can be sold for research use only. Thus, this may delay or limit growth in sales of our ECLIA reagent kits, FISH probes and DNA chips. See “Item 4. Information on the Company—B. Business Overview—Regulation”.

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

Our business may be affected by recent healthcare reform.

On January 21, 2009, China launched its three-year healthcare reform initiative, initially pledging to provide up to RMB850 billion in healthcare reform projects throughout China. The healthcare reform act and future healthcare reforms could adversely affect our business in several ways, including:

•

Reduced demand for our products. Healthcare reforms may provide funding and incentives for specific products we do not provide. As a result, our existing customers may be incentivized by healthcare reform subsidies or tax incentives to defer purchases of our products in favor of those which are subsidized or have beneficial tax implications.

•

Changes in customer trends. Healthcare reform may additionally be targeted at consumers rather than hospitals, which could affect the spending patterns of our customers in ways we may not be able to anticipate.

We are unable to predict the current and future affects of healthcare reform, which could materially affect our business, financial condition and results of operations.

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

Laws, regulations or enforcement policies in the PRC, including those regulating medical devices and supplies, are evolving and subject to future change. For example, under a regulation enacted by the SFDA in September 2002 and was renewed in April 2007, reagent kits are required to be registered with the SFDA and are subject to regulatory controls. As of June 30, 2011, we have obtained SFDA registrations for 76 ECLIA reagent kits and 22 FISH probes we sell. We are in the process of obtaining the required registrations for most of the 8 ECLIA reagent kits and 25 FISH probes that are currently sold with research labels. The 11 food safety ECLIA reagent kits are not subject to SFDA registration. The registration certificate for our HPV-DNA chip was granted to us in May 2010. In 2007, the SFDA imposed certain quality control system assessment requirements for certain reagent products, covering our ECLIA reagent kits, FISH probes and HPV-DNA chips. We met such requirements for ECLIA reagent kits, FISH probes and HPV-DNA chips, respectively in February 2008, September 2009 and September 2009.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. On May 18, 2009, the PRC government further widened the daily trading band from 0.3% to 0.5%. On June 19, 2010, the People’s Bank of China decided to proceed further with reform of the exchange rate regime and to enhance the exchange rate flexibility. These changes in the policy resulted in a significant appreciation in the value of the Renminbi against the U.S. dollar between July 21, 2005 and July 8, 2011. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. However, it is uncertain what additional measures will be taken and what their impact could be on exchange rates in the future. As we import certain materials and supplies for ECLIA reagent kits, FISH probes and HPV-DNA chips from the United States and some European countries, fluctuations in the value of the Renminbi against the currencies of those countries may increase the cost of our ECLIA reagent kits, FISH probes and HPV-DNA chips. For example, to the extent that we need to convert U.S. dollars we received from the offering of the 2016 Notes into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

The EIT Law, however, introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The recently published qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. YDME Beijing and BBE obtained the qualification certificates of “high and new technology enterprises” in 2008 with a validity period of three years starting from 2008 to 2010. YDME Beijing and BBE will need to apply for a three-year extension upon the expiration of the current qualification certificates if they want to continue to enjoy the 15% reduced rate from 2011 to 2013. In addition, the continuing qualification of YDME Beijing and BBE as “high and new technology enterprises” for the calendar year of 2011 will be subject to annual evaluation by the relevant government authorities in the PRC. We cannot assure you that YDME Beijing and BBE will continue to qualify as “high and new technology enterprises” under the EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any preferential tax treatments could materially increase our tax obligations.

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

Any increase in the EIT rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries could adversely affect our business, operating results and financial condition.

If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of the PRC if such immediate holding company is considered as a “non-resident enterprise” without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such tax treaty with the PRC. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The equity interests in all of our subsidiaries in the PRC are invested and held by Hong Kong registered entities. Thus, dividends paid to us by our subsidiaries in the PRC may be subject to the 5% withholding tax if such Hong Kong registered entities are each considered as a “non-resident enterprise” under the EIT Law.

Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

We may be deemed a PRC resident enterprise under the PRC enterprise income tax law and be subject to PRC taxation on our worldwide income.

The PRC EIT Law sets a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the tax exemptions, reductions, and preferential treatments applicable to foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC resident enterprise and will normally be subject to enterprise income tax at the rate of 25% of its global income. On December 6, 2007, the Implementation Rules for the EIT Law were promulgated by the PRC State Council and became effective on January 1, 2008. The Implementation Rules for the EIT Law provide that the term “de facto management bodies” refers to management bodies with material management and control in all aspects over, without limitation, the production, operation, personnel, finance and assets of the enterprise.

In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management bodies” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, there have been no official implementation rules regarding the determination of “de facto management bodies” for enterprises that are not controlled by PRC enterprises, such as companies like us. We hold our shareholders’ meetings and board meetings outside the PRC, we keep our shareholders’ list outside the PRC, and most financing decisions are made outside the PRC. However, most of our directors and senior management are currently based inside the PRC and we keep our books and accounts inside the PRC. The above elements may be relevant for the tax authorities to determine whether we are a PRC resident enterprise for tax purposes. However, there is no clear standard published by the tax authorities for making such determination.

Although it is unclear under the PRC tax law whether we have a “de facto management body” located in the PRC for PRC tax purposes, our Company takes the position that we are not a PRC resident enterprise for tax purposes. However, there can be no assurance that the tax authorities will agree with our position. If our Company is deemed a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the PRC EIT Law when paid to a PRC resident.

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

The PRC State Administration of Taxation promulgated a tax notice on December 10, 2009, or Circular 698, which provides the administration and tax reporting guidance for any gains generated from indirect offshore transfers of equity interests in PRC enterprises that are not taxable overseas. It is unclear at this stage whether Circular 698 applies to the gain on sale of our HIFU business in December 2008. It is possible, however, that under Circular 698, we will need to pay additional tax in connection with the gain on sale of our HIFU business generated from indirect offshore transfers of equity interests in PRC enterprises that are not taxable overseas. Any additional tax that we may need to pay in the future will negatively impact our financial condition and results of operations.

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

Activities by investors in our Convertible Notes and others in connection with hedging transactions may affect the market price of our ADSs from time to time. For example, in connection with the settlement of a hedging transaction, the underwriters for offerings of our securities or their affiliates may purchase ADSs and investors in our Convertible Notes may sell ADSs, which could temporarily increase or decrease (or delay an increase or decrease in) the market price of our ADSs. In addition, investors in our Convertible Notes may wish to purchase or sell Convertible Notes or adjust any hedging transactions from time to time, such that the short position created through the concurrent offering of the purchased ADSs may be larger or smaller than needed. As a result, hedge adjustments may result in the buying or selling of ADSs by investors, affiliates of the underwriters or others, which may affect the market price of our ADSs.

Because any ADSs which we repurchase and remain outstanding and ADSs which are subject to our forward purchase contract and ADS issuance and repurchase contract entered in connection with the 2011 Notes and 2013 Notes, respectively, may be considered outstanding for the purpose of computing and reporting our earnings per ADS, such ADSs could decrease our earnings per ADS and potentially the market price of our ADSs.

While the ordinary shares underlying the ADSs which we repurchase and remain outstanding and ADSs which are subject to our forward purchase contract and ADS issuance and repurchase contract entered in connection with the 2011 Notes and 2013 Notes, respectively, will be considered issued and outstanding for purposes of Cayman Islands Companies Law, we believe that under U.S. GAAP currently in effect, such ADSs will not be considered outstanding for the purpose of computing earnings per ADS. In particular, ADSs subject to our forward purchase contract and ADS issuance and repurchase contract are not considered outstanding because those agreements provide that upon conversion, repurchase or payment at maturity of all of the Convertible Notes, the counterparties in those agreements are obligated to deliver to us all remaining ADSs held by them. If these accounting principles, or our interpretation thereof, were to change in the future, we may become required to treat such ADSs as outstanding for purposes of computing and reporting our earnings per ADS, our earnings per ADS would be reduced and the market price of our ADSs could decrease, possibly significantly.

The market price for our ADSs may be volatile.

The market price for our ADSs has been, and may continue to be, subject to significant fluctuations. Since August 10, 2005, the intraday sales prices of our ADSs on the Nasdaq Global Select Market (then called “the

Nasdaq National Market”) have ranged from US$7.11 to US$57.50 per ADS, and the closing sale price on July 15, 2011 was US$7.62 per ADS. The price of our ADSs may fluctuate in response to factors including the following:

•	announcements of technological or competitive developments;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•

governmental developments in China, such as changes in fiscal policies, tax policies or developments relating to the regulatory or health care reimbursement environment, affecting us or our competitors;

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

We do not believe that we are currently a passive foreign investment company, or PFIC and we do not expect to become a PFIC in any future year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the Internal Revenue Service (the “IRS”) will not challenge our determination concerning our PFIC status.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. If we are treated as a PFIC for any year, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may be subject to adverse U.S. federal income tax consequences. For example, U.S. Holders who own our ADSs or ordinary shares during any taxable year in which we are a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

Under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS relating to their ownership of our ADSs or ordinary shares. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether we are a PFIC and, if so, whether additional guidance has been issued with respect to this reporting requirement and how to comply with any such guidance.

For further discussion of the adverse U.S. federal income tax consequences of our possible classification as a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Our predecessor company, Beijing Yuande Bio-Medical Engineering Co., Ltd., or YDME Beijing, was incorporated in the PRC and commenced business operations in July 1999. In anticipation of our initial public offering, we incorporated CMED in the Cayman Islands as a listing vehicle in July 2004. CMED is an exempted company with limited liability incorporated under Cayman Islands law. CMED became our ultimate holding company when it issued shares to the existing shareholders of YDME Beijing in January 2005 in exchange for all of the shares that these shareholders held in YDME Beijing. Prior to our acquisition of the FISH business in March 2007, we conducted substantially all of our operations through YDME Beijing. In June 2007, we completed the full integration of the FISH business and launched it to the market through Beijing GP Medical Technologies Co., Ltd., or Beijing GP. In December 2008, we acquired the SPR technology and related assets through CMED Technologies Ltd. In December 2008, we sold the HIFU business to Chengxuan International Ltd. and discontinued the HIFU business. We started to conduct the SPR business through Beijing GP in April 2009 and currently conduct the ECLIA business through YDME Beijing and BBE.

In March 2007, we established a wholly-owned subsidiary, CMED ECLIA Diagnostic Technology Ltd (formerly known as CMED Molecular Diagnostics Ltd.), for investment holding purposes. CMED (HK) Limited was set up in April 2007 to provide administrative services to our group companies. CMED ECLIA Diagnostic Technology Ltd acquired Beijing Bio-Ekon Biotechnology Co., Ltd., or BBE, in January 2008. BBE develops, manufactures and sells semi-automated ECLIA analyzers and also offers a range of ECLIA reagent kits. In April and May 2010, we established two wholly-owned subsidiaries, CMED International Ltd and CMED South East Asia Ltd, for investment holding purposes. In June 2010, we established a wholly-owned subsidiary, CMT Diagnostics (Singapore) Pte. Ltd. We expect to develop our diagnostics business in Singapore through this subsidiary. We currently conduct substantially all of our operations through YDME Beijing, Beijing GP and BBE.

Our principal executive offices are located at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China. Our telephone number at this address is (86) 10 6787-1166 and our fax number is (86) 10 6788-9588.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.chinameditech.com. The information contained on our website is not part of this annual report on Form 20-F. Our agent for service of process in the United States is Corporation Service Company located at 80 State Street, Albany, New York 12207-2543.

We made capital expenditures of RMB1,789.7 million, RMB715.5 million and RMB5.9 million (US$0.9 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We expect to spend approximately RMB26.2 million (US$4.0 million) in the fiscal year ending March 31, 2012, consisting mainly of the purchase of new manufacturing equipment to expand our production capacity and the renovation of our existing facilities. We expect to finance such capital expenditures mainly through our existing cash balances carried forward and cash generated by our operating activities. Our past capital expenditures principally consisted of expansion of production facility and payments in relation to our acquisitions of the FISH business, BBE business and the SPR technology and related assets.

B.	Business Overview

Overview

We are a leading China-based medical device company that develops, manufactures and markets advanced immunodiagnostic and molecular diagnostic products utilizing mainly ECLIA technology, FISH technology and SPR technology. Immunodiagnostic products include ECLIA analyzers and reagent kits, while molecular diagnostic products mainly include FISH probes, SPR analyzers and HPV-DNA chips (and fluorescent microscopes until April 2009). Our IVD diagnostic products are used for the detection of various cancers and other diseases and disorders and also serve as companion diagnostics tests for targeted cancer drugs.

Our ECLIA business, which consists of ECLIA analyzers and reagent kits, is an IVD system based on ECLIA technology we acquired in August 2004 and January 2008. The ECLIA system is a type of IVD system commonly used in the United States, Western Europe and the PRC. Our ECLIA system is a “closed” system in that only our ECLIA reagent kits can be used with our ECLIA analyzers and our ECLIA analyzers can only be used with our ECLIA reagent kits. In April 2008, in order to further expand the installed base of our semi-automated ECLIA analyzers and increase recurring revenue from sales of reagent kits, we started to provide our semi-automated ECLIA analyzers free of charge to hospitals with certain diagnostic volume to promote the sales of our ECLIA reagent kits. We had over 3,500 units of our semi-automated ECLIA analyzers installed in small and medium-sized hospitals as of March 31, 2011. In April 2010, we received SFDA approval for our fully-automated ECLIA analyzers, which automatically mix patient samples with reagents allowing for more accurate and higher volume of tests within a period of time in comparison to semi-automated analyzers. The target market for our fully-automated ECLIA analyzers is large hospitals as well as high volume users among medium-sized hospitals. We expect to deliver our fully-automated ECLIA analyzers free of charge to certain large hospitals by approximately the end of 2011. We currently offer 95 types of reagent kits for use with our ECLIA analyzers. These reagent kits are used to detect and monitor various types of diseases and disorders, including anemia, cardiac diseases, diabetes, food safety, growth disorders, infectious diseases, infertility, liver fibrosis, reproductive endocrinology, thyroid disorders and various types of tumors and viruses.

Our FISH business, which consists of FISH probes, utilizes molecular diagnostic reagents based on FISH technology we acquired in March 2007. FISH probes are molecular diagnostic reagents used with a fluorescent microscope for (i) the prenatal and postnatal diagnosis of various genetic diseases, (ii) the early detection and prognosis of various cancers and (iii) the identification of cancer patients who would benefit from targeted drugs in the treatment of various cancers. FISH technology enables medical practitioners to visualize and locate DNA sequences in human cells for identifying chromosomal abnormalities. Although widely used in hospitals in the United States and Western Europe, FISH technology is relatively new to the PRC market. We began marketing and selling FISH probes in June 2007, and as of March 31, 2011, over 400 large hospitals were using our FISH probes. We currently offer 47 FISH probes that are used to detect various genetic syndromes and cancers including bladder cancer, cervical cancer, prostate cancer, hematological malignancies, as well as companion diagnostic tests for targeted cancer drugs for breast cancer and lung cancer. Our FISH probes can be used with fluorescent microscopes purchased from third party manufacturers. We also sold fluorescent microscopes to customers which were manufactured by third parties until April 2009.

Our SPR business, which consists of SPR analyzers and HPV-DNA chips, is a molecular diagnostic system based on SPR technology we acquired in December 2008. Our SPR system is referred to as a “closed” system since our SPR analyzers can only be used with DNA chips manufactured by us and our DNA chips can only be used with our SPR analyzers. SPR is a leading biosensor technology in molecular biology used for the analysis of proteins, nucleic acids and viruses, including testing for HPV. The HPV-DNA chips, which we currently offer for use with our SPR analyzers, are label-free DNA chips for the diagnosis of HPV infection and genotyping of HPV. This technology is relatively new to the PRC market and offers significant market potential as HPV is responsible for nearly all cases of cervical cancer. We started to deliver our SPR analyzers free of charge to large hospitals in January 2010 and generate revenue from the sale of HPV-DNA chips in June 2010 following approval by the SFDA which was granted in May 2010. As of March 31, 2011, we had delivered over 110 SPR analyzers free of charge to large hospitals which are also users of our FISH probes.

Our molecular diagnostic products also include PCR assays, but sales of such products have historically contributed an insignificant amount of our molecular diagnostic revenues. We do not expect PCR assays to represent a major portion of our sales in future periods.

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

We have received SFDA approval for our fully-automated ECLIA analyzers. The target market for our fully-automated ECLIA analyzers is large hospitals as well as high volume users among medium-sized hospitals. We expect to deliver our fully-automated ECLIA analyzers free of charge to certain large hospitals by approximately the end of 2011.

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

In addition, we participated in certain studies conducted by the China Medical Association, the largest association of medical practitioners in China, with leading hospitals. These studies evaluated the clinical benefits of using FISH tests in comparison to conventional diagnostic tests on certain cancer diagnosis and genomic disorders.

We currently offer 47 types of FISH probes. The following table sets out the major clinical applications of these FISH probes:

Application	Number of Probes	Description
Bladder cancer	4	An advanced approach for early detection and monitoring the course of bladder cancer.
Breast cancer	3	An effective tool to guide treatment. Mostly used to determine whether a breast cancer patient is suitable for receiving Herceptin therapy and anthracycline-based chemotherapy by detecting the amplification of HER2 and TOP2A genes, respectively. Herceptin has been approved to treat stomach cancer patients.
Cervical cancer	2	An effective tool for early diagnosis of cervical cancer and for prediction of the risk of developing cervical cancer.
Hematological malignancies	23	For diagnosis and prognosis of various leukemia, lymphoma, multiple myeloma, myelodysplastic syndromes (“MDS”) and related blood disorders.
Lung cancer	2	For detecting epidermal growth factor receptor (“EGFR”) abnormalities in patients with non-small cell lung cancer to guide treatment.
Prenatal and postnatal	9	For detecting Trisomy 21, Trisomy 18, Trisomy 13, Turner syndrome, Trisomy X, XYY syndrome, DiGeorge syndrome, triploidy.
Prostate cancer	4	An effective approach for early diagnosis of prostate cancer.
Total	47

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

We started to provide our SPR analyzers free of charge to large hospitals with a certain level of diagnostic volume in the PRC in January 2010 and generate revenue from the sale of HPV-DNA chips in June 2010. As of March 31, 2011, we had delivered over 110 SPR analyzers free of charge to large hospitals which are also users of our FISH probes. We are now focusing on promoting the usage of our HPV-DNA chips among such hospitals to increase the utilization of our HPV-DNA chips on our installed analyzers. In addition, we are developing a new automated SPR analyzer which will be more compact and user-friendly and with a higher throughput compared to our current analyzer.

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

The major components of our ECLIA analyzer are the photon-multiplier, motor drive and various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our ECLIA reagent kits are antibodies and antigens for the production of coated microplate and conjugator, chemicals for the production of reagent kits, and plastics and packaging such as vacant microplate and bottles. We purchase a portion of our supplies of antibodies and antigens overseas and source the other raw materials from local suppliers. The raw materials of our FISH probes are substances from our DNA clone bank and fluorescent dye. The major components of our SPR analyzer are an auto-sampling robot, a high resolution CCD camera and various types of electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers. The raw materials of our HPV-DNA chips are substances from our DNA clone bank and gold or silver-coated glass slides.

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

We have streamlined our product assembly process to improve our responsiveness to changes in our business volume by training our employees to assemble multiple components. As our sales fluctuate from month to month, employees with multiple skill sets and multi-tasked teams will allow us to make quicker deliveries while enabling us to more effectively manage our costs. In 2007, the SFDA imposed certain quality control system assessment requirements for certain reagent products, covering our ECLIA reagent kits, FISH probes and DNA chips. We met such requirements for ECLIA reagent kits, FISH probes and DNA chips, respectively, in February 2008, September 2009 and September 2009.

We are required to obtain production permits from the SFDA and to renew these permits six months prior to the expiration of the original permit. Our production permit for the manufacture of our ECLIA analyzer and reagent kits is valid until June 2015 and our production permit for the manufacture of our FISH probes, SPR analyzers and DNA chips is valid until January 2016. In addition, we are required to complete the SFDA registration of our products before we may sell the products for clinical diagnosis purposes. See “—Regulation.”

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

Markets and Customers

We believe that our products have significant market potential in the PRC as there is a strong demand for sensitive and reliable IVD tests. According to the Ministry of Health of the People’s Republic of China, or the MOH, there were approximately 20,918 hospitals in the PRC in 2010. The target market for our semi-automated ECLIA system is small to medium-sized hospitals in the PRC. We began marketing and selling our ECLIA system in September 2004 and had installed over 3,500 units of semi-automated ECLIA analyzers as of March 31, 2011. The target market for our fully-automated ECLIA system is large hospitals as well as high volume users among medium-sized hospitals. We expect to deliver our fully-automated ECLIA system free of charge to certain large hospitals by approximately the end of 2011. The target market for our FISH probes, SPR analyzers and HPV-DNA chips is large hospitals in the PRC. We began marketing and selling our FISH probes and HPV-DNA chips in June 2007 and June 2010, respectively. As of March 31, 2011, over 400 large hospitals were using our FISH probes. We began delivery of our SPR analyzers to large hospitals in January 2010, and we began generating revenues from sales of our HPV-DNA chips in June 2010. As of March 31, 2011, we had delivered over 110 SPR analyzers to large hospitals which are also users of our FISH probes.

In June 2011, Beijing GP entered into a strategic collaboration with Gaoxin Da An Healthcare Investment Ltd., or Da An Health, to co-market and promote our molecular diagnostic products to smaller hospitals and community hospitals through the independent laboratory service network of Da An Health. Da An Health’s service network offers healthcare screening, diagnostic testing and related services in China.

Sales and Marketing

We market and sell our ECLIA reagent kits solely to distributors. We sold ECLIA analyzers until April 2008. For sales of reagent kits, we do not require down payments, and we collect payments three months after acceptance. We started to provide our semi-automated ECLIA analyzers to qualified hospitals free of charge in April 2008. We also expect to deliver our fully-automated ECLIA analyzers free of charge to certain large hospitals by approximately the end of 2011. The costs of the ECLIA analyzers that we provided free of charge to our customers are included in cost of revenues. As our ECLIA analyzers are closed systems, we believe such practice could increase the sales of our ECLIA reagent kits, which are recurring in nature.

We market and sell our FISH probes directly to hospitals. For sales of FISH probes, we do not require down payments, and we generally collect payments six months to one year after acceptance. We sold fluorescent microscopes until April 2009, and for sales of our fluorescent microscopes, we generally required a payment of a portion of the sale price before delivery or after acceptance and the balance within six months of acceptance. In April 2008, in order to promote the sales of our FISH probes, we started to recommend hospital customers to purchase fluorescent microscopes directly from microscope manufacturers so that these hospitals can reduce the cost of setting up the FISH test platform and expedite the commencement of providing this diagnostic service to patients. We believe such practice could increase our sales of FISH probes, which are recurring in nature and generate a higher gross margin.

We market our SPR analyzers and HPV-DNA chips directly to hospitals. Similar to our free arrangement for ECLIA analyzers, we provide our SPR analyzers to qualified hospitals free of charge. The costs of free SPR analyzers are included in cost of revenues after delivery. As our SPR systems are closed systems, we expect such practice to increase the sales of our HPV-DNA chips, which are recurring in nature. Having delivered over 110 SPR analyzers to hospitals, we are now focusing on promoting the usage of our HPV-DNA chips among such hospitals to increase the utilization of our HPV-DNA chips on our installed analyzers. In the near-term, we plan to provide analyzers free of charge to a limited number of select hospitals. We may decide in the future to sell our new automated SPR analyzers to hospitals instead of providing them free of charge, depending on market conditions, customer demand and other factors.

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

As of June 30, 2011, we had a team of 170 marketing and sales personnel who conduct direct sales of our FISH probes and HPV-DNA chips and perform other sales related tasks. We intend to further increase the size of our sales force as our business grows.

The hospital’s head of the department of diagnostics or pathology typically make the purchasing decision for our products. We believe that hospitals make purchase decisions on diagnostics equipment and reagents based on the performance and the range of ECLIA reagent kits, FISH probes or HPV-DNA chips available, the prices of equipment and ECLIA reagent kits, FISH probes or HPV-DNA chips, ease of use and the turnaround time of results.

We have established relationships with many hospital administrators at prominent hospitals and other leading medical institutions. We believe our relationships with these major hospitals and medical institutions raise our profile, enhance awareness of our products in the medical community, medical equipment and supplies industry and among patients, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products. We manage our relationships with ECLIA distributors by pricing our ECLIA system more attractively to distributors than imported alternatives. Our FISH probes address a large unmet market in the PRC, mainly for prenatal and cancer diagnosis and companion diagnostic tests for targeted cancer drugs. Our direct sales force formed for FISH probes distribution helps us build closer relationships with the end-users which are large hospitals. We believe these relationships also facilitate cross-selling of our ECLIA system, SPR analyzers and HPV-DNA chips.

Customer Support and Service

We maintain a dedicated team to provide customer support and service for our products. Our customer support and service teams are based in Beijing and other cities in the PRC and provide on-site and off-site technical and clinical support to hospitals across the PRC upon customer request. As of June 30, 2011, this team consisted of 278 full-time employees, including physicians, biomedical engineers, computer science engineers, laboratory technicians and service and repair technicians. We believe that our ability to provide good customer support and service is an important part of our business.

We provide training to hospitals that purchase our ECLIA products, FISH probes and SPR products. Training sessions are provided directly by us or distributors. Training for our ECLIA system, FISH probes and SPR system generally takes one to two weeks.

Each of our free ECLIA analyzers and SPR analyzers delivered to customers is typically provided with a 12-month warranty against technical defects. We have experienced a very limited number of warranty claims or repair requests in the past for our ECLIA analyzers and SPR analyzers. The costs associated with our warranty claims or repair requests have historically been insignificant. We do not accrue any liability for potential warranty costs at the time of sale.

Competition

With respect to our ECLIA systems, the majority of small and medium-sized hospitals in the PRC are currently using less sophisticated technologies such as ELISA (Enzyme-Linked Immunosorbent Assay) and radioimmunoassay systems. In contrast, in the United States and Western Europe, the majority of such tests are performed with luminescence immunoassay IVD systems. The supply of luminescence immunoassay IVD systems to large hospitals in the PRC is currently dominated by established overseas-based companies such as Abbott Diagnostics, Siemens Healthcare, Beckman Coulter, PerkinElmer, Johnson & Johnson and Roche Diagnostics, all of which primarily offer automated luminescence immunoassay systems. There are a number of China-based manufacturers who offer semi-automated luminescence immunoassay systems to small and medium-sized hospitals. The target market for our semi-automated ECLIA system consists of small and medium-sized hospitals in the PRC. We believe that most of these hospitals do not have sufficient financial means to purchase the more expensive imported automated luminescence immunoassay systems or do not have sufficient patient volume to justify the cost. As a result, we believe we are not in direct competition with overseas-based companies with respect to these hospitals.

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

Seasonality

Our revenues are subject to seasonal fluctuations due to holiday schedules in the PRC market where we sell our products. The first calendar quarter, which is our fourth fiscal quarter, is typically the slowest quarter for our sales due to the Chinese Lunar New Year holidays when our sales force works fewer days during the quarter. Our past experience indicates that our revenues tend to be lower in the first calendar quarter of each year, assuming other factors were to remain constant.

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

Production permits for medical devices

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II or Class III medical devices. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of our ECLIA analyzer will expire on June 11, 2015. Our production permit for the manufacture of our SPR analyzer will expire on January 4, 2016. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit.

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

The SFDA approval for our semi-automated ECLIA analyzer, fully-automated ECLIA analyzer and SPR analyzer will expire in July 2012, April 2014 and September 2013, respectively. We do not believe it will be difficult for us to renew these approvals.

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

Production permits for ECLIA reagent kits, FISH probes and HPV-DNA chips

A manufacturer must obtain a production permit from the food and drug administration at the provincial level. A production permit, once obtained, is valid for five years and is renewable upon expiration. Our production permit for the manufacture of ECLIA reagent kits will expire in June 2015. Our production permit for the manufacture of FISH probes and HPV-DNA chips will expire in January 2016. To renew the production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit. We do not believe it will be difficult for us to renew our production permit. In addition, our manufacturing operations are also subject to periodic re-inspection and must comply with applicable quality regulations.

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

We currently offer a total of 95 ECLIA reagent kits and 47 FISH probes in the PRC. Of the 95 ECLIA reagent kits, 76 are covered by registration certificates. Of the 47 FISH probes, 22 are covered by registration certificates. Of the 19 ECLIA reagent kits we currently sell without registration certificates, 11 are food safety reagent kits which are not subject to SFDA registration and the remaining 8 reagent kits are being sold for research use only. Of the 8 ECLIA reagent kits and 25 FISH probes we currently sell for research use only, we have submitted registration applications for most of them. The registration certificate for our HPV-DNA chips was granted to us in May 2010.

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

In 2007, the SFDA imposed certain quality control system assessment requirements for certain reagent products, covering our ECLIA reagent kits, FISH probes and HPV-DNA chips. We met such requirements for ECLIA reagent kits, FISH probes and HPV-DNA chips, respectively in February 2008, September 2009 and September 2009.

Continuing SFDA regulations

We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new pre-market approval or pre-market approval supplement may be required. Our ECLIA analyzers and ECLIA reagent kits, FISH probes, and SPR analyzers and HPV-DNA chips are subject to, among others, the following regulations:

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

The following diagram illustrates our Company’s organizational structure, the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of June 30, 2011.

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

Through the acquisition of BBE in January 2008, we obtained an aggregate of approximately 2,000 square meters of research and development and manufacturing spaces in Fengtai district, Beijing, which are owned by BBE. BBE also entered into a one-year lease which was renewed for another one-year term in December 2010 for approximately 583 square meters of office space in Fengtai district, Beijing.

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

Overview

We are a leading China-based medical device company that develops, manufactures and markets advanced IVD products using ECLIA, FISH and SPR technologies to detect and monitor various diseases and disorders. As of March 31, 2011, our sales were generated from three product lines, our ECLIA system, our FISH probes and our HPV-DNA chips. We started reporting our financial results in segments along product lines since our acquisition of the ECLIA technology in August 2004. We added the FISH business line for the fiscal year ended March 31, 2008 as the sales and distribution of our FISH probes began in June 2007 and removed the HIFU product line for the fiscal year ended March 31, 2009 as we sold the HIFU business in December 2008. In December 2008, we completed the SPR acquisition for cash consideration of US$346.1 million. After the sale of the HIFU business and the SPR acquisition, we re-classified our reportable operating segments into (i) immunodiagnostic systems and (ii) molecular diagnostic systems. Immunodiagnostic systems currently include ECLIA analyzers and reagent kits while molecular diagnostic systems mainly include FISH probes, SPR analyzers and HPV-DNA chips (and fluorescent microscopes until April 2009).

One of our main product lines, the ECLIA system, is an IVD system that can be used to detect and monitor various types of diseases and disorders, including anemia, cardiac diseases, diabetes, food safety, growth disorders, infectious diseases, infertility, liver fibrosis, reproductive endocrinology, thyroid disorders and various types of tumors and viruses. Our FISH probes are molecular diagnostic reagents used with fluorescent microscope for (i) the prenatal and postnatal diagnosis of various genetic diseases, (ii) the early detection and prognosis of various cancers and (iii) the identification of cancer patients who would benefit from targeted drugs in the treatment of various cancers. Our SPR analyzers and HPV-DNA chips utilize a biosensor technology in molecular biology which is currently used for the diagnosis of HPV infection and genotyping of HPV, which can cause cervical cancer and sexually transmitted diseases.

In December 2008, we completed the sale of the HIFU business to Chengxuan for cash consideration of US$53.5 million. As a result, the HIFU business has been accounted for as a discontinued operation in accordance with U.S. GAAP. Chengxuan is owned by Mr. Xiaodong Wu, the chairman of our board of directors and our chief executive officer. As we completed the sale of the HIFU business, we have become a pure advanced IVD company. We expect to use the proceeds from the sale of the HIFU business to support further development of the fast growing molecular diagnostic businesses and strive to become the leading molecular diagnostic company in the PRC. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Chengxuan” for further information.

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

Revenues

As of March 31, 2011, we derived revenues from two segments, immunodiagnostic systems and molecular diagnostic systems. The immunodiagnostic system segment consists of sales of our ECLIA reagent kits while the molecular diagnostic system segment mainly consists of sales of our FISH probes and our HPV-DNA chips.

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

Our sales have historically been made on the basis of unit-by-unit purchase orders rather than long-term commitments, and we do not have long-term contracts with any of our customers. At present, we market and sell our ECLIA reagent kits solely to distributors and our FISH probes and HPV-DNA chips directly to hospitals. We cannot assure you that any customer will continue to purchase our products at the same levels as in prior years or that our relationship with any of them will continue.

For sales of ECLIA reagent kits, we do not require down payments, and collect payments within three months after product acceptance. For sales of FISH probes and HPV-DNA chips, we do not require down payments and collect payments six months to one year after acceptance.

For sales of our fluorescent microscopes, prior to our cessation of sales in April 2009, we required a payment of a portion of the sale price before delivery or after acceptance and the balance within six months of acceptance.

To promote the sales of our ECLIA reagent kits, we provide our semi-automated ECLIA analyzers to qualified hospitals free of charge. We also expect to deliver our fully-automated ECLIA analyzers free of charge to certain large hospitals by approximately the end of 2011. As our ECLIA analyzers are “closed” systems, although it eliminates the sales of our ECLIA analyzers, we believe such practice could increase the sales of our ECLIA reagent kits, which are recurring in nature and generate higher gross margin than the ECLIA analyzers. To promote the sales of our FISH probes, we recommend our hospital customers to purchase fluorescent microscopes directly from microscope manufacturers so that these hospitals could reduce the cost of setting up the FISH test platform and expedite the commencement of providing this diagnostic service to patients. We ceased selling fluorescent microscopes in April 2009. We believe such practice could increase our sales of FISH probes, which are recurring in nature and generate high gross margin. We also provide our SPR analyzers to qualified hospitals free of charge to increase the sales of our HPV-DNA chips.

Our molecular diagnostic products also include PCR assays, but sales of such products have historically contributed an insignificant amount of our molecular diagnostic revenues. We do not expect PCR assays to represent a major portion of our sales in future periods.

Costs

Cost of revenues

Our cost of revenues mainly consists of material and component costs, including the cost of ECLIA analyzers and SPR analyzers that we provide free of charge. Our cost of revenues also includes amortization of intangible assets and direct costs incurred in the assembly, installation and service of our products, such as salaries and related personnel expenses and depreciation costs of plant and equipment used for production purposes. Depreciation of property, plant and equipment for the fiscal years ended March 31, 2009, 2010 and 2011 in the amount of RMB9.6 million, RMB13.1 million and RMB14.1 million (US$2.1 million), respectively, were recorded as cost of revenues. Amortization of intangible assets in the amount of RMB90.1 million, RMB89.7 million and RMB168.7 million (US$25.8 million) were included in cost of revenues for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Share-based compensation cost of RMB0.4 million (US$0.1 million) was included in cost of revenues for the fiscal year ended March 31, 2011. There was no such cost for the fiscal years ended March 31, 2009 and 2010. The cost of free ECLIA analyzers was RMB13.2 million, RMB9.0 million and RMB6.0 million (US$0.9 million) for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. The cost of free SPR analyzers was RMB11.5 million and RMB28.1 million (US$4.3 million) for the fiscal years ended March 31, 2010 and 2011, respectively. There was no such cost for the fiscal year ended March 31, 2009. Our in-house production team manufactures the ECLIA reagent kits, FISH probes and HPV-DNA chips, and conducts the final product assembly, testing and packaging of our ECLIA analyzers and SPR analyzers. We source a majority of our components from third-party suppliers.

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

Operating expenses

Our operating expenses consist of research and development expenses, acquired in-process research and development, sales and marketing expenses, general and administrative expenses and amortization of SPR intangible assets.

•

Research and development. Research and development expenses mainly consist of costs associated with the design, development, testing and enhancement of our existing products and development of FISH probes and SPR analyzers. These costs consist of expenditures for purchases of supplies, clinical trials, salaries and related personnel expenses, and other relevant costs. Share-based compensation of RMB8.2 million, RMB6.3 million and RMB4.9 million (US$0.8 million) was included in research and development expenses for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Going forward, we expect to increase our research and development expenses to develop new applications and improve the product designs of our immunodiagnostic systems and molecular diagnostic systems.

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

In-process research and development costs acquired in business combinations and asset acquisitions are expensed as research and development expense upon acquisition and amounted to RMB244.9 million (relating to our SPR acquisition) for the fiscal year ended March 31, 2009. There were no acquisitions of in-process research and development during the fiscal years ended March 31, 2010 and 2011.

•

Sales and marketing. Sales and marketing expenses consist mainly of salaries and related expenses for personnel engaged in sales, marketing and customer support functions and costs associated with advertising and other marketing activities. Similar to most China-based manufacturers of medical equipment and supplies, our sales of ECLIA reagent kits are made solely to distributors. As a result, our sales and marketing expenses for the ECLIA system as a percentage of revenues are significantly lower than manufacturers of medical equipment and supplies that operate their own marketing and distribution networks and sell directly to hospitals. At present, we market and sell our FISH probes and our HPV-DNA chips directly to hospitals. Share-based compensation cost of RMB0.7 million (US$0.1 million) was included in sales and marketing expenses for the fiscal year ended March 31, 2011. There was no such cost for the fiscal years ended March 31, 2009 and 2010. Going forward, we expect to increase our expenditures on sales and marketing to promote the sales of our FISH probes and HPV-DNA chips directly to hospitals.

•

General and administrative. General and administrative expenses consist mainly of salaries and benefits and related costs for our administrative personnel and management, fees and expenses of our outside advisers, including legal, audit and valuation expenses, expenses associated with our administrative offices and the depreciation of equipment used for administrative purposes. We expect that our general and administrative expenses will generally increase over time as we hire additional personnel and incur costs related to the anticipated growth of our business. Share-based compensation of RMB42.0 million, RMB34.1 million and RMB31.2 million (US$4.8 million) was included in general and administrative expenses for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

•

Amortization of SPR intangible assets. Amortization of SPR intangible assets was recognized as operating expenses instead of cost of revenues until significant revenues were generated from these intangible assets. Due to the commencement of sales of HPV-DNA chips, we began recognizing the amortization of SPR intangible assets as cost of revenues starting from the quarter ended September 30, 2010.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Payments of dividends by our Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax and, with regards to profits tax implications of the dividend income in Hong Kong, dividends received from a corporation which is subject to Hong Kong profits tax are generally exempted and do not form part of the assessable profits.

PRC

The EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. The State Council issued the Notice on Implementation of the Transition Period for Preferential Enterprise Income Tax, or the Transition Implementation Notice, which provides detailed rules on how preferential tax rates under previous income tax laws or regulations would transition to the uniform 25% EIT rate. In addition, entities that qualify as “high and new technology enterprises” enjoy a 15% preferential tax rate under the EIT Law. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation issued the Measures on Qualification of High and New Technology Enterprises, or Circular 172, on April 14, 2008, which provides detailed standards for “high and new technology enterprises”. In addition, according to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, an enterprise that has been certified as a “high and new technology enterprise” should pre-pay its EIT at the rate of 25% temporarily until it is re-certified as a “high and new technology enterprise” under Circular 172.

Under the current PRC laws, YDME Beijing, Beijing GP and BBE are subject to EIT and value added taxes, or VAT. YDME Beijing and BBE obtained the qualification certificates of “high and new technology enterprises” in 2008 and are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualifications as “high and new technology enterprises”. The continued qualification of a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant government authority in the PRC. According to the three-year review schedule regulated by the relevant government authority, YDME Beijing and BBE will apply for the first three-year review of their “high and new technology enterprise” qualifications in 2011. We cannot assure you that YDME Beijing and BBE will pass the review, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any preferential tax treatments could materially increase our tax obligations.

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

If YDME Beijing and Beijing GP had not had any preferential tax rate or tax holiday, our basic earnings from continuing operations per share for the fiscal years ended March 31, 2009, 2010 and 2011 would have been reduced by RMB0.41, RMB0.23 and RMB0.20 (US$0.03), respectively, and our diluted earnings from continuing operations per share for the fiscal years ended March 31, 2009, 2010 and 2011 would have been reduced by RMB0.41, RMB0.23 and RMB0.20 (US$0.03), respectively.

VAT is charged based on the selling price of our products at a general rate of 17%, or at a reduced rate of 6% for products that we have obtained the appropriate approvals from the relevant tax authorities. Our revenues are recorded net of this VAT.

The EIT Law also provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their Place of Effective Management”. Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Although substantially all of our operational management is currently based in the PRC, it is unclear whether the PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. We take the position that we are not a PRC resident enterprise for tax purposes. However, if we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient.

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of the PRC if such immediate holding company is considered as a “non-resident enterprise” without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. The Cayman Islands, where we are incorporated, does not have such tax treaty with the PRC. According to the Arrangement Between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). All of our subsidiaries in the PRC are invested and held by Hong Kong registered entities. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. In accordance with U.S. GAAP, all undistributed earnings of our subsidiaries in the PRC are presumed to be transferred to their respective parent companies and are subject to the withholding tax unless they are going to be permanently reinvested in the PRC or can be distributed in a tax-free manner. Based on the subsequently issued interpretation of the EIT Law, however, dividends on earnings prior to 2008 but distributed after 2008 are not subject to the withholding tax.

After we sold the HIFU business and completed the acquisition of the SPR technology and related assets, in the fiscal year ended March 31, 2009, a portion of our undistributed earnings were no longer required to be reinvested indefinitely and therefore the related deferred tax liability was recognized. Undistributed earnings that we intend to reinvest indefinitely were RMB249.0 million, RMB249.0 million and RMB249.0 million (US$38.0 million) as of March 31, 2009, 2010 and 2011, respectively. The unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB12.5 million, RMB12.5 million and RMB12.5 million (US$1.9 million) as of March 31, 2009, 2010 and 2011, respectively.

The urban construction and maintenance tax, or UCMT, and education surcharge, or ES, were enacted by the State Council in 1985 and 1986, respectively. Specific circulars were subsequently issued by the State Council, Ministry of Finance and State Administration of Taxation to temporarily exempt foreign-invested enterprises, or FIEs, foreign enterprises, or FEs, and foreign individuals from these two surtaxes. As such, our PRC subsidiaries have not been subject to UCMT and ES. On October 18, 2010, the State Council released a circular Guofa [2010] No. 35 (“Circular 35”) entitled “Notice Issued by The State Council To Unify the Collection of UCMT and ES on Domestic and Foreign-Invested Enterprises and Individuals”, resuming the collection of the surtaxes from FIEs, FEs and foreign individuals, effective from December 1, 2010. Therefore, our PRC subsidiaries are subject to UCMT and ES starting from December 1, 2010. Both of these surtaxes were imposed based on a percentage of the total amount of turnover taxes payable in China, i.e., business tax, VAT and consumption tax. The applicable UMCT rate is 7% and ES rate is 3% for all of our PRC subsidiaries.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. On an on-going basis, we evaluate our judgment and estimate areas, including those related to revenues, provision for allowance for doubtful accounts, share-based compensation, income taxes, inventory valuation, intangible assets and goodwill, estimated useful lives of assets, interest expense on convertible notes, foreign currency and contingencies. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future considering available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies involve a greater use of estimates or require a higher degree of judgment than others in their application.

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

Convertible notes

Effective April 1, 2009, we retrospectively adopted the authoritative guidance on accounting for convertible debt instruments that may be settled in cash upon conversion, which changes the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Upon the adoption of this accounting standard, we separate our cash settled securities into debt and equity components. The value assigned to the debt component is the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds from the issuance and the amount reflected as a debt liability is assigned to equity. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance. The resulting debt discount is amortized over the period that the convertible debt is expected to be outstanding, as additional non-cash interest expense.

Effective April 1, 2010, we adopted the new authoritative guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance, which requires that a share lending arrangement be measured at fair value and recognized as an issuance cost associated with the convertible debt offering or other financing. The resulting issuance cost is amortized over the period that the convertible debt is expected to be outstanding as additional non-cash interest expense. The effect of applying this guidance on our Convertible Notes has reduced net income for the fiscal year ended March 31, 2009 by approximately RMB6.9 million and has increased net loss for the fiscal year ended March 31, 2010 by approximately RMB12.5 million.

Capped call

In connection with the 2016 Notes issuance in December 2010, we entered into a capped call transaction with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for cash consideration of approximately US$10 million. The capped call transaction has a strike price of US$14.57 per ADS equal to the conversion price of the 2016 Notes and a cap price of US$17.15 per ADS. As the capped call options are indexed to our own stock and can only be settled by our shares, the purchase of capped call options were recorded as a reduction of equity. We do not recognize subsequent changes in the fair value of the capped call in our consolidated financial statements.

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

Furthermore, we are required to estimate forfeitures at the time of grant and record stock-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ materially from our estimated forfeitures, we may need to revise those estimates used in subsequent periods. Differences between actual and estimated forfeitures are expensed in the period revisions to estimated forfeitures are made.

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

The estimated useful life of the non-compete commitment acquired as part of our SPR acquisition in December 2008 is based on the period of time during which the non-compete commitment is expected to be of value to us, which we consider to be the estimated time required to develop a similar technology and the length of the impact if Molecular Diagnostic Technologies Limited, the party from whom we acquired the SPR technology and related assets, were to develop the technology and compete with us. As a result, we have estimated the useful life of the non-compete commitment to be five years.

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

We adjust depreciation and amortization expense for future periods if there are significant changes from previous estimates. For the fiscal years ended March 31, 2009, 2010 and 2011, there were no significant changes in the estimated useful lives or residual values of these long-lived assets.

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

We completed the acquisition of the SPR assets during the fiscal year ended March 31, 2009. As the assets acquired upon the SPR acquisitions lack some of the necessary processes like distribution, strategic management, accounting and human resources to continue to conduct normal operations and do not have access to the customers to sustain their revenue stream, we determined them to be asset acquisition and allocated the entire purchase price to the individual assets acquired and liabilities assumed based on their relative fair values, with no goodwill recorded. We made no acquisitions during the fiscal years ended March 31, 2010 and 2011.

Impairment assessment of long-lived assets

Our long-lived assets consisted of property, plant and equipment, land use rights and intangible assets. We review periodically the carrying amounts of our long-lived assets to be held and used in order to assess whether the recoverable amounts, based on expected undiscounted net cash flows, have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, we reduce the carrying amount to the estimated fair value and record the difference as an impairment loss, which is charged against earnings. We determine estimated fair value using expected future cash flows generated by the assets and such future cash flows are discounted to their present value, which requires significant judgment in terms of projection of cash flows for future years and the assumption on the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the fiscal years ended March 31, 2009, 2010 and 2011, we did not recognize any impairment losses in our consolidated financial statements.

Collectability of our accounts receivable

We evaluate the collectability of our accounts receivable based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay. We have recognized an allowance for doubtful accounts in our consolidated financial statements. The allowance for doubtful accounts was RMB18.5 million and RMB26.4 million (US$4.0 million) as of March 31, 2010 and 2011, respectively.

Inventory valuation

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Cost of work-in-progress and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. We assess the valuation of inventory continuously and periodically. We will write down the value for estimated excess and obsolete inventory based on estimates about future demand. The evaluation may take into consideration historical usage, expected demand, anticipated sales prices, new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, and other factors. If actual market conditions are less favorable than those projected by management, additional write-downs may be required that could negatively impact our gross margin and operating results. We wrote down inventory in the amount of RMB4.4 million for the fiscal year ended March 31, 2010. There was no such charge for the fiscal years ended March 31, 2009 and 2011.

Results of Operations

The following table sets forth a summary, for the periods indicated, our consolidated results of operations with each item expressed as a percentage of our total revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year ended March 31,
	2009		2010		2011
	RMB (in thousands)	% of revenues	RMB (in thousands)	% of revenues	RMB (in thousands)	% of revenues
	(As adjusted)		(As adjusted)
Revenues	829,950	100.0	723,071	100.0	842,366	100.0
Cost of revenues	(232,571)	(28.0)	(237,550)	(32.9)	(334,682)	(39.7)

Gross profit	597,379	72.0	485,521	67.1	507,684	60.3

Operating expenses:
Research and development	(31,450)	(3.8)	(42,293)	(5.8)	(46,469)	(5.5)
Acquired in-process research and development	(244,872)	(29.5)	—	—	—	—
Sales and marketing	(42,722)	(5.1)	(64,055)	(8.9)	(88,182)	(10.5)
General and administrative	(97,596)	(11.8)	(144,671)	(20.0)	(96,567)	(11.5)
Amortization of SPR intangible assets	(36,511)	(4.4)	(109,395)	(15.1)	(27,329)	(3.2)

Total operating expenses	(453,151)	(54.6)	(360,414)	(49.8)	(258,547)	(30.7)

Operating income	144,228	17.4	125,107	17.3	249,137	29.6
Other income (expense)(1)	(107,693)	(13.0)	(131,133)	(18.1)	(72,690)	(8.6)

Income (loss) before income taxes	36,535	4.4	(6,026)	0.8	176,447	21.0
Income tax expense	(73,042)	(8.8)	(63,556)	(8.8)	(93,828)	(11.2)

Income (loss) from continuing operations	(36,507)	(4.4)	(69,582)	(9.6)	82,619	9.8
Income from and gain on sale of discontinued operation, net	364,409	43.9	—	—	—	—

Net income (loss)	327,902	39.5	(69,582)	(9.6)	82,619	9.8

(1)	Other income (expense) includes “interest expense”, “interest income”, “amortization of convertible notes issuance costs”, “amortization of share lending costs” and “other income (expense), net”.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Revenues. Our revenues were derived from two operating segments, immunodiagnostic system sales and molecular diagnostic system sales. Immunodiagnostic system sales include the sales of ECLIA reagent kits. Molecular diagnostic system sales mainly include the sales of FISH probes and sales of HPV-DNA chips starting from June 2010. Immunodiagnostics system sales and molecular diagnostics system sales accounted for 39.7% and 60.3% of our revenues, respectively, for the fiscal year ended March 31, 2011 and 46.8% and 53.2%, respectively, for the fiscal year ended March 31, 2010.

Our revenues increased 16.5% to RMB842.4 million (US$128.6 million) for the fiscal year ended March 31, 2011 from RMB723.1 million for the fiscal year ended March 31, 2010. This increase was mainly due to increase in revenues from sales of our molecular diagnostic systems.

Revenues from sales of our immunodiagnostic systems decreased 1.2% to RMB334.2 million (US$51.0 million) for the fiscal year ended March 31, 2011 from RMB338.3 million for the fiscal year ended March 31, 2010. The revenues from sales of our immunodiagnostic systems remains stable in this fiscal year.

Revenues from sales of our molecular diagnostic systems increased 32.1% to RMB508.2 million (US$77.6 million) for the fiscal year ended March 31, 2011 from RMB384.8 million for the fiscal year ended March 31, 2010. The increase was mainly attributable to increased usage of our FISH probes by existing and new hospital customers as well as sales of HPV-DNA chips, which commenced in June 2010. Sales of HPV-DNA chips totaled RMB24.9 million (US$3.8 million) for the fiscal year ended March 31, 2011.

Cost of revenues and gross margin. Our cost of revenues increased 40.9% to RMB334.7 million (US$51.1 million) for the fiscal year ended March 31, 2011 from RMB237.6 million for the fiscal year ended March 31, 2010. Our overall gross margin decreased to 60.3% for the fiscal year ended March 31, 2011 as compared to 67.1% for the fiscal year ended March 31, 2010. This decrease in our overall gross margin was mainly due to the classification of amortization of SPR intangible assets from operating expenses to cost of revenues in the amount of RMB80.1 million (US$12.2 million) after the commencement of sales of HPV-DNA chips in June 2010. Gross margin for our molecular diagnostic systems decreased to 60.1% for the fiscal year ended March 31, 2011 from 74.3% for the fiscal year ended March 31, 2010. The lower gross margin for molecular diagnostic systems in the fiscal year ended March 31, 2011 was mainly due to the reason mentioned above as well as the cost associated with more free SPR analyzers given to hospitals during the fiscal year. The costs of free SPR analyzers given to hospitals increased to RMB28.1 million (US$4.3 million) for the fiscal year ended March 31, 2011 from RMB11.5 million for the fiscal year ended March 31, 2010. In comparison, gross margin for our immunodiagnostic systems increased to 60.5% for the fiscal year ended March 31, 2011 from 59.0% for the fiscal year ended March 31, 2010 mainly due to better cost control.

Operating expenses. Our operating expenses decreased significantly to RMB258.5 million (US$39.5 million) for the fiscal year ended March 31, 2011 from RMB360.4 million for the fiscal year ended March 31, 2010. This decrease was mainly due to the classification of amortization of SPR intangible assets from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in June 2010. Our operating expenses as a percentage of revenues decreased to 30.7% for the fiscal year ended March 31, 2011 from 49.8% for the fiscal year ended March 31, 2010.

Our research and development expenses increased 9.9% to RMB46.5 million (US$7.1 million) for the fiscal year ended March 31, 2011 from RMB42.3 million for the fiscal year ended March 31, 2010. The increase was mainly due to cost associated with studies on certain FISH applications in collaboration with the China Medical Association. Our research and development expenses as a percentage of revenues decreased to 5.5% for the fiscal year ended March 31, 2011 from 5.8% for the fiscal year ended March 31, 2010.

Our sales and marketing expenses increased 37.7% to RMB88.2 million (US$13.5 million) for the fiscal year ended March 31, 2011 from RMB64.1 million for the fiscal year ended March 31, 2010. This increase was mainly due to the increase in our direct sales efforts for molecular diagnostic systems. Our sales and marketing expenses as a percentage of revenues increased to 10.5% for the fiscal year ended March 31, 2011 from 8.9% for the fiscal year ended March 31, 2010.

Our general and administrative expenses decreased 33.3% to RMB96.6 million (US$14.7 million) for the fiscal year ended March 31, 2011 from RMB144.7 million for the fiscal year ended March 31, 2010. This decrease was mainly due to the incurred costs for the independent internal investigation of RMB29.3 million (US$4.5 million) in the fiscal year ended March 31, 2010 which did not recur in the fiscal year ended March 31, 2011 and lower bad debt provision of RMB7.9 million (US$1.2 million) for the fiscal year ended March 31, 2011 compared to RMB15.1 million for the fiscal year ended March 31, 2010. Our general and administrative expenses as a percentage of revenues decreased to 11.5% for the fiscal year ended March 31, 2011 from 20.0% for the fiscal year ended March 31, 2010.

Our amortization of SPR intangible assets related to the SPR acquisition was classified from operating expenses to cost of revenues after the commencement of sales of HPV-DNA chips in June 2010.

Other income (expense). We incurred net interest expense of RMB136.8 million (US$20.9 million) for the fiscal year ended March 31, 2011, as compared to RMB156.0 million for the fiscal year ended March 31, 2010. Our interest expense for our Convertible Notes decreased 6.5% to RMB131.9 million (US$20.1 million) in the fiscal year ended March 31, 2011 from RMB141.1 million for the fiscal year ended March 31, 2010. The decrease was mainly due to the issuance of our 2016 Notes in December 2010 and repurchase of a portion of our 2011 Notes in the aggregate principal amount of RMB833.6 million (US$127.3 million) in the fiscal year ended March 31, 2011, which resulted in a decrease in the effective interest rate. Also included in the calculation of the net interest expense was the amortization of Convertible Notes issuance costs and amortization of share lending costs. The amortization of Convertible Notes issuance costs were RMB17.4 million and RMB16.0 million (US$2.4 million) for the fiscal years ended March 31, 2010 and 2011, respectively. Such amortization of Convertible Notes issuance costs related to the 2011 Notes, 2013 Notes and 2016 Notes. The issuance costs are amortized over the term of the Convertible Notes. The amortization of share lending costs related to the 2013 Notes were RMB10.9 million and RMB9.7 million (US$1.5 million) for the fiscal years ended March 31, 2010 and 2011, respectively. We also realized a gain from the repurchase of our Convertible Notes of RMB24.1 million and RMB80.3 million (US$12.3 million) during the fiscal years ended March 31, 2010 and 2011, respectively.

Income tax expense. Income tax expense increased 47.6% to RMB93.8 million (US$14.3 million) for the fiscal year ended March 31, 2011 from RMB63.6 million for the fiscal year ended March 31, 2010. The high effective tax rate in the fiscal year ended March 31, 2011 was mainly due to the fact that certain of our expenses such as share-based compensation expense, amortization of acquired intangible assets and interest expense associated with Convertible Notes were not deductible for income tax purposes. In addition, we were required to accrue for withholding income tax on distributable earnings generated in the PRC during the year.

Income from and gain on sale of discontinued operation, net. There was no income from and gain on sale of discontinued operation for the fiscal years ended March 31, 2010 and 2011.

Net income (loss). Net income was RMB82.6 million (US$12.6 million) for the fiscal year ended March 31, 2011, as compared to net loss of RMB69.6 million for the fiscal year ended March 31, 2010, as a result of the cumulative effect of the above factors.

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

Our revenues decreased 12.9% to RMB723.1 million for the fiscal year ended March 31, 2010 from RMB830.0 million for the fiscal year ended March 31, 2009. This decrease was due to the decrease in revenues from sales of our immunodiagnostic systems which was partially offset by the increase in revenues from sales of our molecular diagnostic systems.

Revenues from sales of our immunodiagnostic systems decreased 33.0% to RMB338.3 million for the fiscal year ended March 31, 2010 from RMB504.7 million for the fiscal year ended March 31, 2009. This decrease was mainly attributable to the price reduction of ECLIA reagent kits.

Revenues from sales of our molecular diagnostic systems increased 18.3% to RMB384.8 million for the fiscal year ended March 31, 2010 from RMB325.3 million for the fiscal year ended March 31, 2009. The increase was mainly attributable to strong growth in sales of our FISH probes to hospitals as a result of an increase in new hospital customers and increased usage of our FISH probes by existing hospital customers.

Cost of revenues and gross margin. Our cost of revenues increased 2.1% to RMB237.6 million for the fiscal year ended March 31, 2010 from RMB232.6 million for the fiscal year ended March 31, 2009. Our overall gross margin decreased to 67.1% for the fiscal year ended March 31, 2010 as compared to 72.0% for the fiscal year ended March 31, 2009. This decrease in our overall gross margin was mainly due to the price reduction of ECLIA reagent kits. Gross margin for our immunodiagnostic systems decreased to 59.0% for the fiscal year ended March 31, 2010 from 72.6% for the fiscal year ended March 31, 2009 mainly due to the price reduction of ECLIA reagent kits starting from September 2009. In comparison, gross margin for our molecular diagnostic systems increased to 74.3% for the fiscal year ended March 31, 2010 from 71.1% for the fiscal year ended March 31, 2009. The lower gross margin for molecular diagnostic systems in the fiscal year ended March 31, 2009 was mainly due to the sales of fluorescent microscopes in that fiscal year which generated lower gross margin than sales of FISH probes. We discontinued sales of fluorescent microscopes in April 2009.

Operating expenses. Our operating expenses decreased significantly to RMB360.4 million for the fiscal year ended March 31, 2010 from RMB453.2 million for the fiscal year ended March 31, 2009. This decrease was mainly due to the fact that there was no charge of acquired in-process research and development in connection with the SPR acquisition for the fiscal year ended March 31, 2010 as compared to a charge of RMB244.9 million for the fiscal year ended March 31, 2009, which was partially offset by an increase in our general and administrative expenses of RMB47.1 million and an increase in amortization of SPR intangible assets of RMB72.9 million. Our operating expenses as a percentage of revenues decreased to 49.8% for the fiscal year ended March 31, 2010 from 54.6% for the fiscal year ended March 31, 2009.

Our research and development expenses increased 34.5% to RMB42.3 million for the fiscal year ended March 31, 2010 from RMB31.5 million for the fiscal year ended March 31, 2009. The increase was mainly due to the development of new FISH probes, SPR-based chips, ECLIA reagent kits and fully-automated ECLIA analyzers. Our research and development expenses as a percentage of revenues increased to 5.8% for the fiscal year ended March 31, 2010 from 3.8% for the fiscal year ended March 31, 2009.

Our charge of acquired in-process research and development of RMB244.9 million for the fiscal year ended March 31, 2009 was in connection with the SPR acquisition. There was no such charge for the fiscal year ended March 31, 2010.

Our sales and marketing expenses increased 49.9% to RMB64.1 million for the fiscal year ended March 31, 2010 from RMB42.7 million for the fiscal year ended March 31, 2009. This increase was mainly due to the increase in our direct sales efforts for molecular diagnostic systems. Our sales and marketing expenses as a percentage of revenues increased to 8.9% for the fiscal year ended March 31, 2010 from 5.1% for the fiscal year ended March 31, 2009.

Our general and administrative expenses increased 48.2% to RMB144.7 million for the fiscal year ended March 31, 2010 from RMB97.6 million for the fiscal year ended March 31, 2009. This increase was mainly due to costs for the independent internal investigation which started in April 2009 and provision for doubtful accounts related to certain ECLIA customers. Our general and administrative expenses as a percentage of revenues increased to 20.0% for the fiscal year ended March 31, 2010 from 11.8% for the fiscal year ended March 31, 2009.

Our amortization of SPR intangible assets related to the SPR acquisition completed in December 2008.

Other income (expense). We incurred net interest expense of RMB156.0 million for the fiscal year ended March 31, 2010, as compared to RMB104.0 million for the fiscal year ended March 31, 2009. Our interest expense for our Convertible Notes increased significantly to RMB141.1 million in the fiscal year ended March 31, 2010 from RMB116.1 million for the fiscal year ended March 31, 2009. The increase was mainly due to the full year impact of the issuance of the 2013 Notes in August 2008. Also included in the calculation of the net interest expense was the amortization of Convertible Notes issuance costs of RMB17.4 million and RMB13.3 million for the fiscal years ended March 31, 2010 and 2009, respectively. Such amortization of Convertible Notes issuance costs related to the 2011 Notes and 2013 Notes. The issuance costs are amortized over the five-year term of the Convertible Notes. We also realized a gain from the repurchase of our Convertible Notes of RMB24.1 million during the fiscal year ended March 31, 2010. There was no such gain for the fiscal year ended March 31, 2009.

Due to the adoption of new authoritative guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance on April 1, 2010, the share lending arrangement in contemplation of 2013 Notes was measured at fair value and recognized as an issuance associated with the convertible debt offering. We make an adjustment to record additional amortization of share lending cost of RMB6.9 million and RMB10.9 million for the fiscal year ended March 31, 2009 and 2010 to adopt this new guidance retrospectively in accordance with U.S. GAAP. We do not have share lending arrangements for the 2011 Notes and 2016 Notes.

Income tax expense. Income tax expense decreased 13.0% to RMB63.6 million for the fiscal year ended March 31, 2010 from RMB73.0 million for the fiscal year ended March 31, 2009. This decrease was mainly due to the decrease in revenues for the fiscal year ended March 31, 2010. Our income tax expense remained relatively high in the fiscal year ended March 31, 2010 mainly due to the fact that certain of our expenses such as share based compensation expense, amortization of acquired intangible assets and interest expense associated with Convertible Notes were not deductible for income tax purposes. In addition, we were required to accrue for withholding income tax on distributable earnings generated in the PRC during the year.

Income from and gain on sale of discontinued operation, net. There was no income from and gain on sale of discontinued operation for the fiscal year ended March 31, 2010, as compared to our income from and gain on sale of discontinued operation of RMB364.4 million, resulting from the sale of the HIFU business during the fiscal year ended March 31, 2009.

Net income (loss). Net loss was RMB69.6 million for the fiscal year ended March 31, 2010, as compared to net income of RMB327.9 million for the fiscal year ended March 31, 2009, as a result of the cumulative effect of the above factors.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	490,758	279,877	224,176	34,234
Net cash provided by (used in) investing activities	(1,467,195)	(715,522)	94,169	14,381
Net cash provided by (used in) financing activities	1,751,297	(205,061)	(3,000)	(458)
Net increase (decrease) in cash and cash equivalents	773,731	(640,957)	308,365	47,091
Cash and cash equivalents at beginning of year	682,679	1,456,410	815,453	124,529
Cash and cash equivalents at end of year	1,456,410	815,453	1,123,818	171,620

In the fiscal years ended March 31, 2009, 2010 and 2011, we have financed our operations mainly through cash generated by our operating activities and our issuance of Convertible Notes in August 2008 and December 2010. We received net proceeds of approximately US$267.7 million and US$146.9 million from our issuance of Convertible Notes in August 2008 and December 2010, respectively.

Our principal uses of cash during the fiscal year ended March 31, 2011 were for our working capital requirements, payment of RMB890.4 million (US$136.0 million) in relation to repurchase of our Convertible Notes, payment of RMB66.2 million (US$10.1 million) in relation to the capped call transaction entered into in connection with our issuance of our 2016 Notes and payment of RMB5.9 million (US$0.9 million) in relation to the expansion of our production facility and purchase of other property, plant and equipment and intangible assets.

As of March 31, 2011, we had RMB1,123.8 million (US$171.6 million) in cash. Our cash mainly consists of cash on hand and bank balances which are mainly held in RMB denominated accounts with banks in the PRC and U.S. dollar denominated accounts with banks in Hong Kong and the United States.

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

Operating Activities

Net cash provided by operating activities decreased to RMB224.2 million (US$34.2 million) for the fiscal year ended March 31, 2011 from RMB279.9 million for the fiscal year ended March 31, 2010. This decrease was mainly attributable to increased sales of molecular diagnostic systems. Such systems are sold directly to large hospitals in China which typically take a longer period of time to pay our invoices in comparison to distributors who purchase our ECLIA reagent kits, resulting in longer account receivable turnover days.

Net cash provided by operating activities decreased to RMB279.9 million for the fiscal year ended March 31, 2010 from RMB490.8 million for the fiscal year ended March 31, 2009. This decrease was mainly attributable to the decrease in revenues and increase in operating expenses and interest expenses in the fiscal year ended March 31, 2010.

Investing Activities

Net cash provided by investing activities was RMB94.2 million (US$14.4 million) for the fiscal year ended March 31, 2011, as compared to net cash used in investing activities of RMB715.5 million for the fiscal year ended March 31, 2010. Net cash provided by investing activities for the fiscal year ended March 31, 2011 consisted mainly of the proceeds of RMB100.1 million (US$15.3 million) from sale of HIFU business, offset in part by the payment of RMB5.9 million (US$0.9 million) in relation to the expansion of our production facility and purchase of other property, plant and equipment and intangible assets.

Net cash used in investing activities decreased to RMB715.5 million for the fiscal year ended March 31, 2010 from RMB1,467.2 million for the fiscal year ended March 31, 2009. Net cash used in investing activities for the fiscal year ended March 31, 2010 consisted of the payment of RMB706.9 million in relation to our SPR acquisition and payment of RMB8.6 million in relation to the expansion of our production facility and purchase of other property, plant and equipment. As of March 31, 2010, all payments in relation to our SPR acquisition had been made.

Financing Activities

Net cash used in financing activities decreased to RMB3.0 million (US$0.5 million) for the fiscal year ended March 31, 2011 from net cash used in financing activities of RMB205.1 million for the fiscal year ended March 31, 2010. Net cash used in financing activities for the fiscal year ended March 31, 2011 consisted mainly of the payment of RMB890.4 million (US$136.0 million) for the repurchase of our 2011 and 2013 Notes and payment of RMB66.2 million (US$10.1 million) in relation to the capped call transaction, offset by proceeds from the sale of our 2016 Notes in the amount of RMB962.2 million (US$146.9 million).

Net cash used in financing activities was RMB205.1 million for the fiscal year ended March 31, 2010, as compared to net cash provided by financing activities of RMB1,751.3 million for the fiscal year ended March 31, 2009. Net cash used in financing activities for the fiscal year ended March 31, 2010 consisted mainly of the payment of cash dividends of RMB99.7 million to our shareholders in October 2009, payment of RMB49.4 million in relation to the repurchase of our Convertible Notes, payment of RMB43.8 million in relation to the repurchase of our own ADSs and prepayment of RMB14.3 million in relation to the repurchase of our Convertible Notes.

We are a holding company and have historically relied on proceeds from our equity and debt financings as well as dividends paid by our wholly-owned subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our wholly-owned subsidiaries to pay dividends to us for our cash needs. The payment of dividends in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. YDME Beijing, Beijing GP and BBE are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to fund certain reserve funds until the reserves reach 50% of the subsidiary’s registered capital. These reserves can be used to recoup previous years’ losses, if any, and, subject to the approval of the relevant government authority, may be converted into share capital in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them. Such reserves, however, are not distributable as cash dividends. In addition, if YDME Beijing, Beijing GP and BBE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Moreover, if YDME Beijing, Beijing GP and BBE decide to have part of their accumulated profits permanently reinvested in the PRC, it may restrict their ability to pay dividends or make other distributions to us. Undistributed earnings that we intend to reinvest indefinitely were RMB249.0 million, RMB249.0 million and RMB249.0 million (US$38.0 million) as of March 31, 2009, 2010 and 2011, respectively.

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

We believe that our working capital is sufficient for our present requirements. Our working capital requirements may vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

Capital Expenditures

We made capital expenditures of RMB1,789.7 million, RMB715.5 million and RMB5.9 million (US$0.9 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We expect to spend approximately RMB26.2 million (US$4.0 million) in the fiscal year ending March 31, 2012, consisting mainly of the purchase of new manufacturing equipment to expand our production capacity and the renovation of our existing facilities. We expect to finance such capital expenditures mainly through our existing cash balances carried forward and cash generated by our operating activities. Our past capital expenditures principally consisted of expansion of production facility and payments in relation to our acquisitions of the FISH business, BBE business and the SPR technology and related assets.

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

In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We do not believe the adoption of this guidance will have a material effect on our consolidated financial statements and related disclosures.

In December 2010, the FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not believe the adoption of this guidance will have a material effect on our consolidated financial statements and related disclosures.

C.	Research and Development and Intellectual Property

Research and Development

As of June 30, 2011, our research and development team consisted of 127 research personnel and medical professionals, which accounted for 14.2% of our employees. Our research and development staff consists of medical professionals, biomedical engineers, electrical engineers and computer science engineers, many of whom have experience in the healthcare and medical device research fields, including experience working with hospitals who are customers of our products. Most of our research and development staff hold bachelor or higher degrees.

Our research and development focuses mainly on developing new applications and improving the product designs of our ECLIA analyzers and reagent kits, our FISH probes and our SPR analyzers and DNA chips.

•

ECLIA analyzers and reagent kits. Our ECLIA technology research and development focuses on expanding the range of reagent kits for applications that are commonly used in the PRC. We plan to continue to add new reagent kits to increase the competitiveness of our ECLIA system. The reagent kits under development include tests for infectious diseases, infertility disorders and cardiac diseases. We also developed a fully-automated ECLIA analyzer and are working to improve both semi-automated and fully-automated ECLIA analyzers.

•

FISH probes. Our FISH technology research and development focuses on expanding the range of probes for applications that address large unmet demand in the PRC. The probes we currently offer are used in these applications: prenatal and postnatal genetic disorders, early detection and/or prognosis of bladder cancer, cervical cancer, hematological malignancies and prostate cancer, and identifying cancer patients who would benefit from targeted drugs in the treatment of breast cancer, stomach cancer and lung cancer. FISH probes under development include applications in soft tissue sarcoma and miscarriage. We are also working on further enhancing the sensitivity and specificity of our probes.

•

SPR analyzers and DNA chips. Our SPR technology research and development focuses on expanding the range of DNA chips for applications that address large unmet demand in the PRC. We currently offer one type of DNA chip for HPV detection and genotyping. We plan to continue to add new DNA chips to our portfolio, including a chip under development for low risk HPV genotyping for sexually transmitted diseases. We are also developing a new automated SPR analyzer for hospitals and independent laboratories.

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

In addition, we participated in certain studies conducted by the China Medical Association, the largest association of medical practitioners in China, with leading hospitals. These studies evaluated the clinical benefits of using FISH tests in comparison to conventional diagnostic tests on certain cancer diagnosis and genomic disorders.

Our research and development expenditures were RMB31.5 million, RMB42.3 million and RMB46.5 million (US$7.1 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

Intellectual Property

We are committed to developing and protecting our intellectual property portfolio. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of June 30, 2011, we have obtained 29 patents in the PRC, including 13 utility patents and 12 invention patents relating to our ECLIA technology. We also own two utility patents relating to our FISH technology and two invention patents relating to our SPR technology in the PRC. The validity periods for our utility patents and invention patents are 10 years and 20 years, respectively, from the date the application was filed. Generally, invention patents are viewed as offering more commercial protection than utility patents. As with patent rights in most other jurisdictions, a patent holder in the PRC enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent within the PRC. To protect some of the most important proprietary technologies internationally, we have been granted one patent for ECLIA technology in the United States and one patent for SPR technology in the United Kingdom. In addition, we have filed 22 patent applications related to our SPR technology in the United States and the European Union.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2008 to March 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

Concurrent with the 2016 Notes offering in December 2010, we paid approximately US$10 million for a capped call transaction relating to US$100 million in principal amount of the 2016 Notes. The initial conversion price is approximately US$14.57 per ADS. The capped call transaction has a cap price equal to approximately US$17.15. The capped call transaction is expected generally to reduce the potential dilution of our ADSs upon a conversion of notes in the event that the market value per ADS, as measured under the terms of the capped call transaction, is greater than the strike price of the capped call transaction (which corresponds to the initial conversion price of the notes and is subject to certain adjustments similar to those contained in the notes).

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2011:

	Payment due by period
Contractual obligations	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
	(RMB in thousands)
Convertible notes—principal	148,817	1,623,978	—	982,245	2,755,040
Convertible notes—interest	131,558	220,219	122,781	61,390	535,948
Operating lease obligations	7,764	7,108	—	—	14,872
Purchase commitments	7,612	—	—	—	7,612

Total	295,751	1,851,305	122,781	1,043,635	3,313,472

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase commitments or other long-term liabilities as of March 31, 2011.

Inflation

Inflation in the PRC has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in the PRC was 5.9%, (0.7)% and 3.3% in 2008, 2009 and 2010, respectively.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performances or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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

This annual report contains market information related to the medical devices and supplies industry, healthcare insurance, hospitals and IVD markets in the PRC. Unlike in the United States, there is limited authoritative data on the healthcare industry in the PRC, particularly on a nationwide basis. For example, there is limited data concerning health and patient trends or the medical devices and supplies industry. In addition, any data that is available may not be current. This annual report contains projections that are based on a number of assumptions. For example, our business and marketing plan for the ECLIA system assumes that small and medium-sized hospitals in the PRC will be interested in an ECLIA system such as ours. We have also projected a certain penetration rate for our FISH probes and SPR system in large hospitals in the PRC. Any or all of our assumptions may turn out to be incorrect. If demand for our ECLIA system, FISH probes and SPR system does not grow at the projected rates, our business and the market price of our ADSs would suffer. In addition, the complex and changing nature of broad macroeconomic factors subject any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of June 30, 2011.

Name	Age	Position/title
Xiaodong Wu	55	Chairman of the board of directors, chief executive officer
Iain Ferguson Bruce(1)(2)(3)	70	Independent director
Lawrence A. Crum(1)(2)(3)	70	Independent director
Yuedong Li(1)(3)	62	Independent director
Guoming Qi(2)	65	Independent director
Takyung (Sam) Tsang	40	Director, chief financial officer
Zhong Chen	46	Chief technology officer
Feng (Charles) Zhu	42	Senior vice president—operations

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nomination committee.

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

Mr. Iain Ferguson Bruce has served as a member of our board of directors since February 2005. Mr. Bruce is a member of the audit, compensation and nomination committees. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce is a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 40 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of durable juvenile products, Paul Y Engineering Group Limited, a construction and engineering company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, Tencent Holdings Limited, a provider of internet services and mobile value-added service, and Sands China Ltd., an operator of integrated resorts and casinos. All of these companies are listed companies on the Hong Kong Stock Exchange. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange, and a non-executive director of Yingli Green Energy Holding Company Limited, a photovoltaic product manufacturing company that is listed on the New York Stock Exchange.

Dr. Lawrence A. Crum has served as a member of our board of directors since February 2005 and serves as a member of the audit, compensation and nomination committees. Dr. Crum is the director of the Center for Industrial and Medical Ultrasound and a research professor in electrical engineering and bioengineering at the

University of Washington in Seattle in the United States. He holds a Ph.D. degree in physics from the University of Ohio, has served as the president of the Acoustical Society of America and the International Commission for Acoustics and holds an honorary doctorate degree from the University of Brussels. He was recently elected as a member of the Danish Academy of Natural Sciences and is currently President of the International Society for Therapeutic Ultrasound.

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

Dr. Guoming Qi has served as a member of our board of directors since November 2007. He is also currently the vice president of the Chinese Medical Association, the largest and long established medical association in the PRC. From 1997 to 2006, he was the general director of the Department of Medical Science, Technology and Education of the Ministry of Health in the PRC. From 1992 to 1997, he was the vice president of the Chinese Center for Disease Control and Prevention (formerly known as the Chinese Academy of Preventive Medicine). Dr. Qi graduated from Beijing Medical University in 1970 and obtained a master’s degree from Chinese Academy of Medical Sciences in 1981.

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

Dr. Zhong Chen has served as our chief technology officer since November 2007. He was the medical director of cytogenetics program at the Associated Regional and University Pathologists Laboratories in Utah and a professor of Pediatrics and Pathology at the University of Utah. Prior to that, he served as the director of cytogenetics laboratories at Genetrix Inc. from 1993 to 1996 and of Genzyme Genetics from 1996 to 1998, two leading biotechnology companies in the United States. Dr. Chen obtained his bachelor’s degree in Medicine in 1986 and a M.D. degree in 1989 from Tongji Medical University. From 1990 to 1993, he also completed a fellowship in Medical Genetics/Cancer Genetics at Southwest Biomedical Research Institute in conjunction with the University of Arizona Genetics Program in Phoenix, Arizona, USA. He is certificated by the American Board of Medical Genetics.

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

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2011, the aggregate cash compensation to our directors and executive officers was approximately RMB16.8 million (US$2.6 million). The aggregate amount set aside or accrued to provide retirement, pension or other similar benefits for our executive officers was approximately RMB100,000 (US$15,000) for the fiscal year ended March 31, 2011. If we terminate an executive officer without cause, we are required to pay compensation equal to nine months of the executive officer’s salary. Except for directors who are also executive officers, none of our directors receive benefits upon termination.

In addition, on May 16, 2011, our audit committee and board of directors approved our executive officers to use their annual cash bonus with respect to the fiscal year ended March 31, 2011 to subscribe for a total of 1,300,000 ordinary shares at a price of US$1.15 per share, which was the closing price of our ADSs on that date (divided by 10 to obtain the per ordinary share price).

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

We have reserved an aggregate of 30,000,000 of our ordinary shares for issuance under our 2005 stock option plan, as amended and restated. As of March 31, 2011, 6,360,000 restricted shares and share options to purchase an aggregate of 600,000 of our ordinary shares had been granted and remained outstanding under the 2005 stock option plan.

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

The following table summarizes the share options and restricted shares that we granted to our directors and management personnel under our 2005 stock option plan, as amended and restated, as of March 31, 2011:

Name	Type of awards	Number of shares to be issued upon exercise of options and/or number of restricted shares granted	Per share exercise price/per share purchase price	Date of grant	Date of expiration
Xiaodong Wu	Restricted shares	*	US$0.10	June 6, 2008 November 16, 2009	May 31, 2013 November 15, 2014
Iain Ferguson Bruce	Restricted shares	*	US$0.10	June 11, 2007 November 16, 2009	May 31, 2012 November 15, 2014
Lawrence A. Crum	Restricted shares	*	US$0.10	June 11, 2007 November 16, 2009	May 31, 2012 November 15, 2014
Takyung (Sam) Tsang	Restricted shares	*	US$0.10	June 11, 2007 June 6, 2008 November 16, 2009	May 31, 2012 May 31, 2013 November 15, 2014
Yuedong Li	Restricted shares	*	US$0.10	October 1, 2007 November 16, 2009	September 30, 2012 November 15, 2014
Guoming Qi	Restricted shares	*	US$0.10	November 16, 2007 November 16, 2009	November 15, 2012 November 15, 2014
Other management personnel as a group	Share option Restricted shares	*	US$2.53 US$0.10	June 11, 2007 June 11, 2007 June 6, 2008 November 16, 2009	May 31, 2012 May 31, 2012 May 31, 2013 November 15, 2014
Total	Options to purchase 1,550,000 ordinary shares** and 7,930,000 restricted shares***

*	Upon exercise of all options and vesting of all restricted shares granted, such shares would represent less than 1% of our outstanding ordinary shares.
**	Including options that have been exercised and forfeited after they were granted.
***	Including restricted shares that were subsequently forfeited after they were granted.

These options and restricted shares vest over a period of two to three years after the grant date.

2009 Equity Incentive Plan

Our 2009 equity incentive plan was adopted by our board of directors in August 2009 and approved by a meeting of our shareholders in November 2009. The 2009 equity incentive plan provides for the grant of share options, stock appreciation rights and other stock-based awards including restricted shares, which collectively referred to as “awards”. The purpose of the plan is to aid our Company and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our Company and affiliates by providing incentives through the granting of awards. We expect that we will benefit from the added interest which such key employees, directors or consultants will have in the welfare of our Company as a result of their proprietary interest in our Company’s success.

We have reserved an aggregate of 20,000,000 of our ordinary shares for issuance under our 2009 equity incentive plan. As of March 31, 2011, awards for a total of 5,350,000 ordinary shares had been granted and remained outstanding under the 2009 equity incentive plan.

Termination of Awards. Awards shall have the specified termination set forth in an award agreement. In the case of stock option awards, where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of services with us, or the recipient’s disability or death, the options will terminate to the extent any is not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first.

Administration. Our 2009 equity incentive plan is administered by our compensation committee or administration committee. Our compensation committee or administration committee will determine the provisions, terms and conditions of each award grant, including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

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

Option Exercise. The term of options granted under the 2009 equity incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by our compensation committee or administration committee and may include cash, check, ordinary shares or proceeds received by us through the delivery of irrevocable instructions to a broker to sell ordinary shares upon the exercise of the options.

Stock Appreciation Rights Agreement. Stock appreciation rights may be granted independent of an option or in connection with an option or a portion thereof and are evidenced by a stock appreciation right agreement.

Other Stock-Based Awards Agreement. Our compensation committee or administration committee may grant or sell awards of shares, awards of restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares, and shall determine to whom and when such awards will be granted, as well as the terms and conditions of such awards.

Change in Control. In the event of a change in control, if determined by our compensation committee or administration committee in the applicable award agreement or otherwise, any outstanding awards which are unexercisable, unvested or subject to lapse restrictions will automatically be deemed exercisable, vested or no longer subject to lapse restrictions, as the case may be, immediately prior to such change in control. In addition, our compensation committee or administration committee may, but is not obligated to, cancel such awards for fair value (as determined by the compensation committee or administration committee), provide for the issuance of substitute awards that substantially preserve the terms of the previously granted awards or provide that for a period of at least 15 days prior to the change in control, options will be exercisable as to all shares subject to the options and upon the change in control, the options will terminate. For purposes of the 2009 equity incentive plan, a change in control includes the sale or disposition of all or substantially all of our assets, the acquisition by any person or group of more than 50% of the total voting power of our voting stock or a change in our board of directors such that, during any period of two consecutive years, individuals who at the beginning of the period constituted our board cease for any reason to constitute a majority of our board.

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

The following table summarizes the restricted shares that we granted to our directors and management personnel under our 2009 equity incentive plan as of March 31, 2011:

Name	Type of awards	Number of restricted shares granted	Per share purchase price (in US$)	Date of grant	Date of expiration
Xiaodong Wu	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Iain Ferguson Bruce	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Lawrence A. Crum	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Takyung (Sam) Tsang	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Yuedong Li	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Guoming Qi	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Other management personnel as a group	Restricted shares	*	US$0.10	May 21, 2010 November 5, 2010	May 31, 2015 October 31, 2015
Total	5,350,000 restricted shares

*	Upon vesting of all restricted shares granted, such shares would represent less than 1% of our outstanding ordinary shares.

These restricted shares vest over a period of three years after the grant date.

C.	Board Practices

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

Compensation Committee

Our compensation committee consists of Mr. Iain Ferguson Bruce, Dr. Lawrence A. Crum and Dr. Guoming Qi, all of whom satisfy the “independence” requirements of the NASDAQ Listing Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. The committee is chaired by Mr. Bruce. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A director may be liable for any loss suffered by us as a result of a breach of their fiduciary duties.

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

Employees

We had 733, 879 and 971 employees as of March 31, 2009, 2010 and 2011, respectively. As of June 30, 2011, we had 897 employees. The following table sets forth the number of our employees categorized by function as of June 30, 2011.

	As of June 30, 2011	Percentage of Total (%)
Manufacturing and services	243	27.1
Research and development	127	14.2
General and administration	79	8.8
Sales and marketing	170	18.9
Customer support and service	278	31.0

Total	897	100.0

From time to time, we also employ independent contractors to support our sales and marketing and clinical studies and research. We plan to hire additional employees for sales and marketing, customer support and service, research and development and manufacturing as we grow our business. A number of our employees in the PRC are represented by a labor union. We consider our relationship with our employees to be good.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5.0% of our ordinary shares.

	Ordinary shares beneficially owned(1)
	Number	%
Directors and executive officers:
Xiaodong Wu(2)(4)	74,470,001	23.1
Iain Ferguson Bruce	*	*
Lawrence A. Crum	*	*
Guoming Qi	*	*
Yuedong Li	*	*
Takyung (Sam) Tsang	*	*
Zhong Chen	*	*
Feng (Charles) Zhu	*	*
All directors and executive officers as a group(3)	77,640,001	24.1
Principal and 5% shareholders:
Chengxuan International Ltd.(4)	73,420,001	22.8
Putnam Investment Management, LLC(5)	28,034,340	8.7
Keywise Capital Management Limited(6)	21,868,640	6.8
Credit Suisse Securities (USA) LLC(7)	20,354,190	6.3

*	Indicates less than 1%.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes shares as to which the indicated person holds voting or investment power with respect to the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.
(2)	Includes 71,420,001 ordinary shares and 200,000 ADSs (equivalent to underlying 2,000,000 ordinary shares) owned by Chengxuan International Ltd., which is beneficially owned by Mr. Xiaodong Wu, and 1,050,000 restricted shares granted to Mr. Xiaodong Wu which already vested.
(3)	Includes ordinary shares issuable upon exercise of options and restricted shares beneficially held by all of our directors and executive officers as a group.
(4)	Includes 71,420,001 ordinary shares and 200,000 ADSs (equivalent to underlying 2,000,000 ordinary shares) owned by Chengxuan International Ltd., a British Virgin Islands company beneficially owned by Mr. Xiaodong Wu. The address for Chengxuan is The Mill Mall, PO Box 92, Road Town, Tortola, British Virgin Islands.
(5)	Based solely upon a Form 13F filed by Putnam Investment Management, LLC with the SEC on May 13, 2011. The address of Putnam Investment Management, LLC is One Post Office Square, Boston, MA 02109.
(6)	Based solely upon a Form 13F filed by Keywise Capital Management Limited with the SEC on May 16, 2011. The address of the principal business office of Keywise Capital Management Limited is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(7)	Based solely upon a Form 13F filed by Credit Suisse AG with the SEC on May 17, 2011. This Form 13F is being filed by Credit Suisse AG on behalf of its subsidiaries, including Credit Suisse Securities (USA) LLC. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010.

As of March 31, 2011, other than the 77.4% of our outstanding ordinary shares underlying the outstanding ADSs which were held by our custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ordinary shares underlying the ADSs quoted on the NASDAQ Global Select Market are held in Hong Kong by the custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank, N.A., the depositary.

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

In June 2009, we received a letter (“First Letter”) from Chengxuan in connection with a notice from the State Food and Drug Administration, or the SFDA, in April 2009. The notice from the SFDA required the submission of new clinical trial data for the renewal application of the registration certificate for the HIFU system and did not permit the sale of the HIFU system starting from April 2009 until approval of the renewal application. In August 2009, we received another letter (“Second Letter”) from Chengxuan which updated us on their ongoing discussion with the SFDA about the requirements for the new clinical trial data for the HIFU system, Chengxuan’s loss of revenues due to the prohibition on selling the HIFU system since April 2009 and their preliminary indication of seeking maximum compensation of approximately US$15.5 million from us. We established a special committee comprising two independent directors to evaluate and handle the related matters with Chengxuan and the special committee had engaged legal counsel to advise on Chengxuan’s request for compensation. In September 2009, we received another letter (“Third Letter”) from Chengxuan in which they decided to withdraw the compensation request in the Second Letter after discussion with the special committee. While Chengxuan may make a claim of compensation to us again in the future, we do not believe, based on our current knowledge, that it is likely to happen.

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

As of March 31, 2011, the remaining amount of receivable from Chengxuan was reduced to US$15.0 million, and such balance, together with all accrued but unpaid interest, was paid in full as of June 30, 2011.

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

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2005 Stock Option Plan” and “—2009 Equity Incentive Plan”. In addition, on May 16, 2011, we approved the grant of 970,000 restricted shares, equivalent to 97,000 ADSs, to certain of our employees. The restricted shares will vest over a period of two years.

Share Subscription

On May 16, 2011, our audit committee and board of directors approved our officers to use their annual cash bonus with respect to the fiscal year ended March 31, 2011 to subscribe for a total of 1,300,000 ordinary shares at a price of US$1.15 per share, which was the closing price of our ADSs on that date (divided by 10 to obtain the per ordinary share price).

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

Dividend Policy

Our board of directors declared a cash dividend on our ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS based on our net income for the fiscal year ended March 31, 2007 and the cash dividend was paid in August 2007. Our board of directors declared a cash dividend on our ordinary shares of US$0.05 per share, equivalent to US$0.50 per ADS based on our net income for the fiscal year ended March 31, 2008 and the cash dividend was paid in August 2008. Our board of directors declared a cash dividend on our ordinary shares of US$0.055 per share, equivalent to US$0.55 per ADS based on our net income for the fiscal year ended March 31, 2009 and the cash dividend was paid in October 2009. Our board of directors has determined that no dividends will be declared on our ordinary shares for the fiscal years ended March 31, 2010 and 2011. Cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

We have historically relied on proceeds from equity and debt offerings and dividends paid to us by our operating subsidiaries in the PRC, for our cash requirements, including paying dividends and other cash distributions to our shareholders, servicing any debt we may incur and paying our operating expenses. In the event equity and debt financings are not available in amounts or on terms acceptable to us, we may need to cause our subsidiaries in the PRC to pay dividends to us for our cash needs. In the PRC, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC operating subsidiaries are required to allocate at least 10% of their after-tax profits to their general reserves. Allocation to these reserves is not required after these reserves have reached 50% of the registered capital of these subsidiaries. In addition, at the discretion of its board of directors, these operating subsidiaries may allocate a portion of their after-tax profits to their enterprise expansion funds and the staff welfare and bonus funds. The general reserves, the enterprise expansion funds and staff welfare and bonus funds may not be distributed to equity owners.

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

	Sales Price
	High		Low
Annual High and Low
2006	US$	44.93	US$	18.30
2007	US$	48.25	US$	21.65
2008	US$	57.50	US$	16.70
2009	US$	26.07	US$	11.41
2010	US$	15.75	US$	9.40

Quarterly High and Low
First Quarter 2009	US$	21.74	US$	11.41
Second Quarter 2009	US$	26.07	US$	13.26
Third Quarter 2009	US$	20.72	US$	11.43
Fourth Quarter 2009	US$	18.10	US$	12.30
First Quarter 2010	US$	15.75	US$	12.27
Second Quarter 2010	US$	14.25	US$	9.40
Third Quarter 2010	US$	13.65	US$	9.62
Fourth Quarter 2010	US$	14.45	US$	10.72
First Quarter 2011	US$	13.98	US$	10.80
Second Quarter 2011	US$	13.18	US$	7.11

Monthly Highs and Lows
January 2011	US$	12.86	US$	10.80
February 2011	US$	13.98	US$	12.29
March 2011	US$	13.19	US$	11.42
April 2011	US$	13.18	US$	11.61
May 2011	US$	12.20	US$	9.93
June 2011	US$	10.58	US$	7.11
July 2011 (through July 15)	US$	8.50	US$	7.55

B.	Plan of Distribution

Not applicable.

C.	Markets

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

E.	Taxation

Cayman Islands Taxation

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(b)	that no tax is levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of 20 years from July 20, 2004.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There is no stamp duty payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. We do not hold, and do not intend to hold, any interest in land in the Cayman Islands.

People’s Republic of China Taxation

On March 16, 2007, the PRC National People’s Congress approved the draft bill of the PRC EIT Law, which became effective on January 1, 2008. The PRC EIT Law sets a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the tax exemptions, reductions and preferential treatments applicable to foreign-invested enterprises. The PRC EIT Law also provides for transitional measures for enterprises established prior to the promulgation of the PRC EIT Law and eligible for lower tax rate preferential treatments in accordance with the then prevailing tax laws and administrative regulations. These enterprises continue to enjoy tax preferential treatments after the implementation of the PRC EIT Law until the respective terms of their preferential treatments expire. The preferential treatment period of enterprises which had not enjoyed any preferential treatment because they had failed to record a profit, however, was deemed to start from the implementation of the PRC EIT Law.

In addition, under the PRC EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC resident enterprise and will normally be subject to enterprise income tax at the rate of 25% of its global income. On December 6, 2007, the Implementation Rules for the PRC EIT Law were promulgated by the PRC State Council and became effective on January 1, 2008. The Implementation Rules for the PRC EIT Law provide that the term “de facto management bodies” refers to management bodies with material management and control in all aspects over, without limitation, the production, operation, personnel, finance and assets of the enterprise.

In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management bodies” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, there have been no official implementation rules regarding the determination of “de facto management bodies” for enterprises that are not controlled by PRC enterprises, such as companies like us. We hold our shareholders’ meetings and board meetings outside the PRC, and we keep our shareholders’ list outside the PRC, and most financing decisions are made outside the PRC. However, most of our directors and senior management are currently based inside the PRC and we keep our books and accounts inside the PRC. The above elements may be relevant for the tax authorities to determine whether we are a PRC resident enterprise for tax purposes. However, there is no clear standard published by the tax authorities for making such determination.

Although it is unclear under the PRC tax law whether we have a “de facto management body” located in the PRC for PRC tax purposes, our Company takes the position that we are not a PRC resident enterprise for tax purposes. However, there can be no assurance that the tax authorities will agree with our position. If our Company is deemed a PRC resident enterprise for tax purposes, we would be subject to the PRC enterprise income tax at the rate of 25% on our global income.

In addition, if we are deemed a PRC resident enterprise as discussed above, we may be obligated to withhold PRC income tax at a rate of up to 7% on payments of interest and certain other amounts on the Convertible Notes to investors that are both non-resident enterprises and Hong Kong persons (entities that are established in Hong Kong or entities that are established outside of Hong Kong but with management bodies in Hong Kong) or at a rate of up to 10% on payments of interest and other amounts on the Convertible Notes to investors that are non-resident enterprises (enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) but not Hong Kong persons, because the interest and other amounts would be regarded as being derived from sources within the PRC. If we fail to do so, we may be subject to fines and other penalties. Similarly, any gain realized by such non-resident enterprise investors from the transfer of the Convertible Notes would be regarded as being derived from sources within the PRC and, accordingly, would be subject to a 10% PRC withholding tax.

If we are deemed a PRC resident enterprise as discussed above, we may also be obligated to withhold PRC income tax of up to 10% on dividends paid to holders of ADSs or ordinary shares that are non-resident enterprises because the dividends would be regarded as being derived from sources within the PRC. If we fail to do so, we may be subject to fines and other penalties. Similarly, any gain realized by such non-resident enterprise holders of ADSs or ordinary shares from the transfer of ADSs or ordinary shares would be regarded as being derived from sources within the PRC and, accordingly, would be subject to a 10% PRC withholding tax.

Furthermore, the exemption from the 20% withholding tax on dividends distributed by foreign invested enterprises to their foreign investors under the former tax laws is no longer available. Under the PRC EIT Law and the Implementation Rules for the PRC EIT Law, PRC income tax at the rate of 10% (or a lower treaty rate) is applicable to dividends paid by PRC resident enterprises to non-resident enterprises, subject to the application of any relevant income tax laws and treaties that the PRC has entered into. As we position ourselves and our non-PRC subsidiaries as non-resident enterprises, any dividend that we or any such non-PRC subsidiary receives from our PRC subsidiaries may be subject to PRC taxation at the 10% rate (or lower treaty rate).

United States Federal Income Taxation

The following summary describes certain United States federal income tax consequences of the purchase, sale, and ownership of the ADSs or ordinary shares, as of the date hereof. The discussion set forth below is only applicable to you if you are a U.S. Holder (as defined below). Except where noted, this summary does not address the tax consequences of the sale and ownership of a Convertible Note and it deals only with an ADS or ordinary share held as a capital asset by a U.S. Holder. This summary is also not a complete analysis of all the potential tax considerations relevant to U.S. Holders of the ADSs. As used herein, the term “U.S. Holder” means a beneficial owner of an ADS, or ordinary shares subsequently received in exchange for such an ADS, that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or special status, nor does it address the United States federal income tax consequences applicable to an investor subject to special treatment under the United States federal income tax laws, such as:

•	a dealer or trader in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•

a person holding our ADSs or ordinary shares as part of a synthetic security or “hedge”, conversion or other integrated transaction, a constructive sale or other integrated investment, or as a position in a straddle;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a United States expatriate or former long-term resident of the United States;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person whose “functional currency” is not the United States dollar;

•	a grantor trust;

•	an S corporation;

•	a broker-dealer; or

•	an individual retirement account or other tax-deferred account.

The discussion below is based upon the provisions of the Code, and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein or that any such challenge would not be sustained.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the ADSs or ordinary shares, you should consult your own tax advisors.

The following discussion is for general information only and is not intended to be tax advice. The discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or foreign tax laws. Holders should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under other United States federal tax laws or the laws of any state, local, or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect any PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Select Market), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC Treaty, and if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC Treaty. Under the U.S.-PRC Treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income if you are eligible for the benefits of the U.S.-PRC Treaty. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including your potential eligibility for benefits under the U.S.-PRC Treaty and the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

In general, a foreign corporation will be treated as a PFIC for United States federal income tax purposes in any taxable year in which either (i) at least 75.0% of its gross income is “passive income” or (ii) at least 50.0% of the average value of its total assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, certain royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25.0% interest (by value) is taken into account.

We do not expect to be a PFIC for the current taxable year or any future year. The PFIC determination, however, depends upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose and the application of these rules is uncertain in some respects. Under the income and asset tests, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. In particular, our PFIC status may be determined in large part based on the market price of our ADS and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). As a result, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

Accordingly, there can be no assurance that we will not be a PFIC in the current or any future year. In addition, there can be no assurance that the IRS will not challenge our determination that we do not constitute a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares (or possibly Convertible Notes, as discussed below), you will be subject to special tax rules discussed below.

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, the U.S. Holder, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on the ADSs or ordinary shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, our company will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares. The U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special tax rules discussed above) as if the U.S. Holder’s ADSs or ordinary shares had been sold on the last day of the last taxable year for which our company was a PFIC.

If we hold or acquire an interest in an entity which is itself a PFIC, such an interest may be treated as owned by a U.S. Holder. U.S. Holders should consult their own tax advisers regarding the consequences to them if our company holds or acquires an interest in an entity which is itself a PFIC.

If we are a PFIC in any year with respect to a U.S. Holder, the disadvantageous tax treatment described above may in part be avoided with respect to our company if a U.S. Holder validly makes a mark-to-market election as of the beginning of such U.S. Holder’s holding period. If such election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such ADSs or ordinary shares. In addition, any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the ADSs or ordinary shares are considered “marketable stock.” Generally, shares will be considered marketable stock if the shares are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq Global Select Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC in any year with respect to a U.S. Holder, such U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares.

In addition, under recently enacted U.S. legislation effective as of March 18, 2010 and subject to future guidance, if we are a PFIC, U.S. Holders will be required to file an annual information return with the IRS relating to their ownership of our ADSs or ordinary shares. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases a revised version of IRS Form 8621. Additional guidance is expected regarding the specific information that will be required to be reported on the revised IRS Form 8621. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether we are a PFIC and, if so, whether additional guidance has been issued with respect to this reporting requirement and how to comply with any such guidance.

In addition, because the Convertible Notes may be converted into ADSs or ordinary shares, the Convertible Notes may be treated as stock in a PFIC for purposes of the PFIC rules, in such event, U.S. Holders of the Convertible Notes would be subject to the special rules described above, including disadvantageous treatment with regard to any gain realized upon disposition of the Convertible Notes. U.S. Holders should consult their own tax advisers regarding the consequences to them if we are a PFIC and the Notes are treated as stock in a PFIC.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding Notes, ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to payments of dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

In addition, under recently enacted U.S. legislation effective for taxable years beginning after March 18, 2010, and subject to specified exceptions and future guidance, a U.S. Holder that is an individual or, to the extent provided in future guidance, a U.S entity, will be required to report to the IRS such U.S. Holder’s interests in stock or securities issued by a non-U.S. person. Pursuant to recent IRS guidance, this reporting requirement has been suspended until the IRS releases IRS Form 8938. Additional guidance is expected regarding the specific information that will be required to be reported on IRS Form 8938. Prior to filing their annual income tax returns, U.S. Holders should consult their tax advisers regarding whether additional guidance has been issued with respect to this reporting requirement, and if so, how to comply with such guidance.

U.S. Holders should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition our ADSs or ordinary shares.

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

Net assets of China Medical Technologies, Inc. and another non-PRC group entity, whose functional currency is the U.S. dollar, accounted for 1% of our consolidated net assets as of March 31, 2011, which results in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of China Medical Technologies, Inc. and such other non-PRC group entity to Renminbi during consolidation resulted in accumulative translation loss of RMB77.3 million (US$11.8 million) which was recognized as a component of comprehensive loss as of March 31, 2011. If the Renminbi against U.S. dollar as of March 31, 2011 had further appreciated by 10% from 6.5483 to 5.8935 as of March 31, 2011, the translation loss would have increased by RMB1.7 million (US$0.3 million).

Interest Rate Risk

Our risk exposure from changes in interest rates relates mainly to the interest expenses associated with our historical bank borrowings, as well as the interest income generated by excess cash invested in demand and time deposits. We recognized interest income of RMB12.4 million (US$1.9 million) for the fiscal year ended March 31, 2011. A one percent decrease in the average applicable interest rate would have decreased our interest income by RMB7.9 million (US$1.2 million) for the fiscal year. On November 21, 2006, we completed the offering of the 2011 Notes and on August 15, 2008, we completed an offering of the 2013 Notes. On December 6, 2010, we completed an offering of the 2016 Notes. As the Convertible Notes carry a fixed rate of interest, historical changes in market interest rates have not exposed us to material interest rate risks.

As of March 31, 2011, the book value and fair value of our Convertible Notes were US$420 million and US$407 million, respectively. We believe the fair value of our Convertible Notes is subject to changes, mainly based on the trading price of our ADSs and our credit risk, and to a lesser extent changes in market interest rates. Changes in the fair value of our Convertible Notes do not have any impact on our financial position or results of operations. To the extent that we may need to raise debt financing in the future, increases in market interest rates will increase the cost of new debt.

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

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary reimbursed us a total of US$179,000 for expenses related to the administration and maintenance of the facility for the period from April 1, 2010 to March 31, 2011.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the fiscal years ended March 31, 2009, 2010 and 2011.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to, or qualifications of, the rights of securities holders that are required to be disclosed.

On December 6, 2010, we completed an offering of the 2016 Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of the 2016 Notes was US$150 million, including US$25 million principal amount of the notes to cover over-allotments. We received net proceeds of approximately US$146.9 million from the issuance of the 2016 Notes. Merrill Lynch, Pierce, Fenner & Smith Incorporated was the initial purchaser for the offering of the 2016 Notes. In connection with the offering, the Company entered into a capped call transaction relating to US$100 million in principal amount of the notes with an affiliate of the initial purchaser.

In the fiscal year ended March 31, 2011, we spent approximately US$112.3 million of the net proceeds from the 2016 Notes to repurchase US$112.3 million aggregate principal amount of the 2011 Notes and used approximately US$10 million to pay for expenses associated with the capped call transaction.

As of March 31, 2011, our cash resources amounted to RMB1,123.8 million (US$171.6 million), comprising of cash on hand and demand deposits.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of March 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2011, as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PwC, our independent registered public accounting firm, for the years ended March 31, 2010 and 2011. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended March 31,
	2010	2011
	US$	US$
	(In thousands)
Audit fees(1)	857	820
Audit-related fees(2)	—	253
Tax fees(3)	—	—
Other fees(4)	—	—

(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements for each of the two fiscal years ended March 31, 2010 and 2011. In addition to the amounts set forth in this table, we paid KPMG, our independent registered public accounting firm until the fiscal year ended March 31, 2008, US$41,000 in the fiscal year ended March 31, 2010 in connection with the issuance of its audit report for our consolidated financial statements for the fiscal year ended March 31, 2008.
(2)	“Audit-related fees” represent the aggregate fees billed by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. The fees paid to PwC in the fiscal year ended March 31, 2011 were audit-related services in connection with our high yield note offering which was not completed and issuance of our 2016 Notes. In addition to the amounts set forth in this table, we paid KPMG, our independent registered public accounting firm until the fiscal year ended March 31, 2008, US$25,000 in the fiscal year ended March 31, 2011 in connection with the issuance of its audit report for our high yield note offering.
(3)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“Other fees” represent the aggregate fees billed by our principal auditors for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG and PwC, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the reports of the independent registered public accounting firms:

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1†	Specimen Certificate for Ordinary Shares of the Registrant

2.2	Specimen American Depositary Receipt of the Registrant (included in Exhibit 2.3)

2.3†	Deposit Agreement, dated as of August 9, 2005, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder, as amended by the letter agreement, dated as of November 21, 2006, between the Registrant and the depositary

2.4††††	Indenture, dated as of November 21, 2006, among the Registrant, Wilmington Trust Company, as the trustee, and Citibank, N.A., as the initial agent

2.5	Form of China Medical Technologies, Inc. 3.5% Convertible Senior Subordinated Notes due 2011 (included in Exhibit 2.4)

2.6††††	Registration Rights Agreement, dated as of November 21, 2006, between the Registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated

2.7†††††	Form of First Supplemental Indenture, dated as of August 15, 2008, between the Registrant and Wilmington Trust Company, as the trustee

2.8	Form of China Medical Technologies, Inc. 4.00% Convertible Senior Notes due 2013 (included in Exhibit 2.7)

2.9†††††	Form of ADS Issuance and Repurchase Agreement, dated as of August 12, 2008, between the Registrant and Credit Suisse International

2.10†††††	Form of ADS Issuance and Repurchase Agreement, dated as of August 12, 2008, between the Registrant and Morgan Stanley & Co. International PLC.

Exhibit Number	Description of Document
2.11	Indenture, dated as of December 6, 2010, among the Registrant and Wilmington Trust Company, as the trustee
2.12	Form of China Medical Technologies, Inc. 6.25% Convertible Senior Notes due 2016 (included in Exhibit 2.11)

4.1†††	Business Acquisition Agreement, dated as of February 6, 2007, among the Registrant, CMED Technologies Ltd., Supreme Well Investments Limited and Molecular Diagnostic Technologies Limited

4.2††††† †	Asset Acquisition Agreement, dated as of October 5, 2008, among the Registrant, CMED Technologies Ltd., Molecular Diagnostic Technologies Limited and Supreme Well Investments Limited

4.3††††† †	Share Purchase Agreement, dated as of December 17, 2008, between CMED ECLIA Diagnostic Technology Ltd. and Chengxuan International Ltd.

4.4††††† ††	Amended and Restated 2005 Stock Option Plan

4.5††††† †††	2009 Equity Incentive Plan

8.1*	List of Subsidiaries

11.1††	Code of Business Conduct and Ethics

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-126630), as amended, initially filed with the SEC on July 15, 2005, and incorporated herein by reference.
††	Previously filed with the Registrant’s annual report on Form 20-F on September 29, 2006, and incorporated herein by reference.
†† †	Previously filed with the Registrant’s annual report on Form 20-F on September 28, 2007, and incorporated herein by reference.
†† ††	Previous filed with the Registrant’s registration statement on Form F-3 (File No. 333-139777), as amended, initially filed with the SEC on January 3, 2007, and incorporated herein by reference.
†† †††	Previous filed with the Registrant’s report on Form 6-K on August 15, 2008, and incorporated herein by reference.
†† ††††	Previously filed with the Registrant’s annual report on Form 20-F on September 30, 2009, and incorporated herein by reference.
†† †††††	Previous filed with the Registrant’s registration statement on Form S-8 (File No. 333-138954) on November 27, 2006, and incorporated herein by reference.
†† ††††† †	Previous filed with the Registrant’s report on Form 6-K on November 17, 2009, and incorporated herein by reference.
*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA MEDICAL TECHNOLOGIES, INC.

By	/S/ XIAODONG WU
Name:	Mr. Xiaodong Wu
Title:	Chief Executive Officer

Date: July 18, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Medical Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of China Medical Technologies, Inc. and its subsidiaries at March 31, 2011 and March 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2(y) to the consolidated financial statements, in this fiscal year the Company changed the manner in which it accounts for convertible debt instruments.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

July 18, 2011

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Balance Sheets

(RMB and US$ expressed in thousands, except share data)

		March 31,
	Note	2010 (As adjusted) (Note 2(y))	2011	2011 (Note 2(t))
		RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents		815,453	1,123,818	171,620
Accounts receivable, net	4	303,368	481,096	73,469
Prepayments and other assets		21,508	18,952	2,894
Inventories	5	24,889	19,273	2,943
Due from a related party	15	204,774	98,225	15,000

Total current assets		1,369,992	1,741,364	265,926

Property, plant and equipment, net	6	155,825	139,448	21,295
Land use rights		7,049	6,859	1,047
Intangible assets, net	7	3,285,190	2,973,358	454,066
Goodwill		8,654	8,654	1,322
Convertible notes issuance costs	9	46,681	55,817	8,524
Share lending costs		35,678	22,562	3,445

Total assets		4,909,069	4,948,062	755,625

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable		20,126	44,502	6,796
Accrued expenses and other liabilities	8	183,498	191,120	29,186
Convertible notes	9	—	146,081	22,308
Income taxes payable		57,529	77,954	11,904

Total current liabilities		261,153	459,657	70,194

Convertible notes	9	2,777,086	2,606,223	398,000
Deferred income taxes	14	67,134	91,596	13,988

Total liabilities		3,105,373	3,157,476	482,182

Commitments and contingencies	20	—	—	—

Shareholders’ equity:
Ordinary shares:
Par value: US$0.10
Authorized: 500,000,000 shares Issued and outstanding: 322,680,001 shares as of March 31, 2010 and 2011		258,840	258,840	39,528
Additional paid-in capital		808,221	875,448	133,691
Treasury stock (6,946,370 and 18,798,730 shares as of March 31, 2010 and 2011, respectively)	12(b),12(c), 21	(45,143)	(201,362)	(30,750)
Accumulated other comprehensive loss		(70,556)	(77,293)	(11,804)
Retained earnings		852,334	934,953	142,778

Total shareholders’ equity		1,803,696	1,790,586	273,443

Total liabilities and shareholders’ equity		4,909,069	4,948,062	755,625

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Income

(RMB and US$ expressed in thousands, except per share data)

		Year ended March 31,
	Note	2009 (As adjusted) (Note 2(y))	2010 (As adjusted) (Note 2(y))	2011	2011 (Note 2(t))
		RMB	RMB	RMB	US$

Revenues		829,950	723,071	842,366	128,639
Cost of revenues		(232,571)	(237,550)	(334,682)	(51,110)

Gross profit		597,379	485,521	507,684	77,529

Operating expenses:
Research and development		(31,450)	(42,293)	(46,469)	(7,096)
Acquired in-process research and development		(244,872)	—	—	—
Sales and marketing		(42,722)	(64,055)	(88,182)	(13,466)
General and administrative		(97,596)	(144,671)	(96,567)	(14,747)
Amortization of SPR intangible assets		(36,511)	(109,395)	(27,329)	(4,173)

Total operating expenses		(453,151)	(360,414)	(258,547)	(39,482)

Operating income		144,228	125,107	249,137	38,047
Other income (expense):
Interest income		32,354	13,456	20,882	3,189
Interest expense		(116,092)	(141,123)	(131,918)	(20,145)
Amortization of convertible notes issuance costs	9	(13,323)	(17,402)	(16,009)	(2,445)
Amortization of share lending costs	12(c)	(6,900)	(10,912)	(9,731)	(1,486)
Other income (expense), net	10	(3,732)	24,848	64,086	9,786

Income (loss) before income taxes		36,535	(6,026)	176,447	26,946
Income tax expense	14	(73,042)	(63,556)	(93,828)	(14,329)

Income (loss) from continuing operations		(36,507)	(69,582)	82,619	12,617
Income from and gain on sale of discontinued operation, net	11	364,409	—	—	—

Net income (loss)		327,902	(69,582)	82,619	12,617

Net income (loss) per share—Basic:

Income (loss) from continuing operations	13	(0.14)	(0.27)	0.32	0.05
Income from and gain on sale of discontinued operation, net	13	1.39	—	—	—

Net income (loss)		1.25	(0.27)	0.32	0.05

Net income (loss) per share—Diluted:

Income (loss) from continuing operations	13	(0.14)	(0.27)	0.31	0.05
Income from and gain on sale of discontinued operation, net	13	1.39	—	—	—

Net income (loss)		1.25	(0.27)	0.31	0.05

Weighted average shares used in computing net income per share (‘000):

Basic		262,776	262,546	261,148	261,148
Diluted		262,776	262,546	262,800	262,800

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(RMB and US$ expressed in thousands, except share data)

	Note	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity	Comprehensive Income
		Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2008		274,066,661	225,473	692,035	—	(63,337)	780,547	1,634,718
Net income	2(y)	—	—	—	—	—	327,902	327,902	327,902
Foreign currency translation adjustment, net of nil tax	2(y)	—	—	—	—	(6,816)	—	(6,816)	(6,816)

Comprehensive income									321,086

Share lending arrangement in contemplation of convertible debt issuance	2(y), 12(c)	—	—	55,359	—	—	—	55,359
Issuance and repurchase of shares under share issuance and repurchase agreement	12(c)	47,000,000	32,265	(32,265)	—	—	—	—
Share-based compensation	19	—	—	50,179	—	—	—	50,179
Dividends declared and paid	12(e)	—	—	—	—	—	(86,809)	(86,809)

Balance as of March 31, 2009 (As adjusted, Note 2(y))		321,066,661	257,738	765,308	—	(70,153)	1,021,640	1,974,533

Net loss	2(y)	—	—	—	—	—	(69,582)	(69,582)	(69,582)
Foreign currency translation adjustment, net of nil tax	2(y)	—	—	—	—	(403)	—	(403)	(403)

Comprehensive loss									(69,985)

Issuance of shares upon exercise of options and restricted shares		1,613,340	1,102	1,147	—	—	—	2,249
Return of shares under share issuance and repurchase agreement	12(c)	—	—	1,329	(1,329)	—	—	—
Repurchase of shares	21	—	—	—	(43,814)	—	—	(43,814)
Share-based compensation	19	—	—	40,437	—	—	—	40,437
Dividends declared and paid	12(e)	—	—	—	—	—	(99,724)	(99,724)

Balance as of March 31, 2010 (As adjusted, Note 2(y))		322,680,001	258,840	808,221	(45,143)	(70,556)	852,334	1,803,696

Net income		—	—	—	—	—	82,619	82,619	82,619
Foreign currency translation adjustment, net of nil tax		—	—	—	—	(6,737)	—	(6,737)	(6,737)

Comprehensive income									75,882

Return of shares under forward repurchase contract	12(b)	—	—	154,254	(154,254)	—	—	—
Return of shares under share issuance and repurchase agreement	12(c)	—	—	1,965	(1,965)	—	—	—
Purchase of capped call in connection with issuance of the 2016 Convertible Notes	12(d)	—	—	(66,150)	—	—	—	(66,150)
Repurchase of the 2011 Convertible Notes	9	—	—	(59,996)	—	—	—	(59,996)
Share-based compensation	19	—	—	37,154	—	—	—	37,154

Balance as of March 31, 2011		322,680,001	258,840	875,448	(201,362)	(77,293)	934,953	1,790,586

Balance as of March 31, 2011 (US$, Note 2(t))			39,528	133,691	(30,750)	(11,804)	142,778	273,443

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(RMB and US$ expressed in thousands)

		Year ended March 31,
	Note	2009 (As adjusted) (Note 2(y))	2010 (As adjusted) (Note 2(y))	2011	2011 (Note 2(t))
		RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income (loss)	2(y)	327,902	(69,582)	82,619	12,617
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Exchange loss		—	—	14,311	2,185
Depreciation and amortization of property, plant and equipment		20,150	22,137	21,953	3,352
Amortization of intangible assets	7	126,588	199,115	196,030	29,936
Acquired in-process research and development		244,872	—	—	—
Non-cash interest expense on convertible notes		28,614	30,477	22,628	3,456
Amortization of convertible notes issuance costs		13,323	17,402	16,009	2,445
Amortization of share lending costs	2(y), 12(c)	6,900	10,912	9,731	1,486
Accrued interest on FISH hold-back payment		4,240	—	—	—
Share-based compensation		50,179	40,437	37,154	5,674
Charges of excess and obsolete inventory	5	—	4,406	—	—
Land use rights expense		191	190	190	29
Loss on disposal of property, plant and equipment		188	75	65	10
Deferred income taxes		28,774	37,236	24,462	3,736
High yield note offering expenses		—	—	5,236	800
Gain on repurchase of convertible notes	2(y), 9	—	(24,064)	(80,342)	(12,269)
Gain on sale of HIFU Business, net		(243,329)	—	—	—
Provision for allowance for doubtful accounts	4	3,373	15,143	7,870	1,202
Changes in operating assets and liabilities net of effects of acquisitions and discontinued operation:
Accounts receivable		(184,459)	24,526	(185,598)	(28,343)
Prepayments and other assets		(1,305)	13,263	(7,252)	(1,108)
Inventories		5,171	(12,363)	5,616	858
Accounts payable		18,959	(7,737)	24,376	3,722
Accrued expenses and other liabilities		36,337	(2,113)	8,693	1,327
Income taxes payable		4,090	(19,583)	20,425	3,119

Net cash provided by operating activities		490,758	279,877	224,176	34,234

Cash flow from investing activities:
Purchase of property, plant and equipment		(25,972)	(8,616)	(5,645)	(862)
Purchase of intangible assets		—	—	(274)	(42)
Payments for FISH acquisition		(68,329)	—	—	—
Payments for BBE acquisition		(14,788)	—	—	—
Deposit and payments for SPR acquisition	3	(1,513,964)	(706,906)	—	—
Proceeds from disposal of property, plant and equipment		—	—	2	1
Proceeds from sale of HIFU Business		155,858	—	100,086	15,284

Net cash (used in) provided by investing activities		(1,467,195)	(715,522)	94,169	14,381

CHINA MEDICAL TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows (Continued)

(RMB and US$ expressed in thousands)

		Year ended March 31,
	Note	2009 (As adjusted) (Note 2(y))	2010 (As adjusted) (Note 2(y))	2011	2011 (Note 2(t))
		RMB	RMB	RMB	US$
Cash flow from financing activities:
Dividends paid		(86,574)	(99,724)	—	—
Proceeds from exercise of stock options and restricted shares		—	2,249	—	—
Net proceeds from issuance of convertible notes		1,837,871	—	962,230	146,944
Payment for repurchase of convertible notes	9	—	(49,426)	(890,373)	(135,971)
Prepayment for repurchase of convertible notes		—	(14,346)	(4,127)	(630)
Repurchase of shares under share repurchase program	21	—	(43,814)	—	—
Proceeds from issuance of shares under share issuance and repurchase agreement	12(c)	32,265	—	—	—
Payment for repurchase of shares under share issuance and repurchase agreement	12(c)	(32,265)	—	—	—
Payment for purchase of capped call in connection with issuance of the 2016 Convertible Notes	12(d)	—	—	(66,150)	(10,102)
Payment for high yield note offering expenses	10	—	—	(4,580)	(699)

Net cash provided by (used in) financing activities		1,751,297	(205,061)	(3,000)	(458)

Effect of foreign currency exchange rate change on cash and cash equivalents		(1,129)	(251)	(6,980)	(1,066)

Net increase (decrease) in cash and cash equivalents		773,731	(640,957)	308,365	47,091
Cash and cash equivalents at beginning of year		682,679	1,456,410	815,453	124,529

Cash and cash equivalents at end of year		1,456,410	815,453	1,123,818	171,620

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes		79,028	45,903	48,942	7,474
Interest expenses		74,024	109,988	103,205	15,761
Non-cash financing activities during the year:
Return of shares under forward repurchase contract	12(b)	—	—	154,254	23,556
Return of shares under share issuance and repurchase agreement	12(c)	—	1,329	1,965	300
Use of previous prepayment for repurchase of convertible notes		—	—	14,199	2,168

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2010 and 2011

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

(c) Use of estimates

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

(d) Fair value of financial instruments

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

For the years ended March 31, 2009, 2010 and 2011

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

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

(f) Accounts receivable

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

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Cost of work-in-progress and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. The Group assesses the valuation of inventory continuously and periodically. The Group will write down the value for estimated excess and obsolete inventory based on estimates about future demand. The evaluation may take into consideration historical usage, expected demand, anticipated sales prices, new product development schedules, the effect of new products might have on the sale of existing products, product obsolescence, and other factors. If actual market conditions are less favorable than those projected by management, additional write-downs may be required that could negatively impact our gross margin and operating results. The Group wrote down inventory in the amount of RMB4,406,000 for the year ended March 31, 2010, and there was no such charge for the years ended March 31, 2009 and 2011.

(h) Property, plant and equipment

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Leasehold improvements are amortized using the straight-line method over 1 to 5 years which represents the shorter of the remaining lease term or estimated useful life of the leasehold improvement.

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

(i) Goodwill and other intangible assets

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

(j) Land use rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC for a specified contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the contractual term of the rights, which range from 44 to 47 years. The current portion of land use rights of RMB192,000 and RMB191,000 (US$29,000) as of March 31, 2010 and 2011, respectively, has been included in prepayments and other assets in the accompanying consolidated balance sheets.

(k) Impairment of goodwill and other long-lived assets

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

There was no impairment of goodwill or other long-lived assets for the years ended March 31, 2009, 2010 and 2011.

(l) Revenue recognition

The Group derived revenues from immunodiagnostic system sales and molecular diagnostic system sales. Immunodiagnostic system sales include the sales of the Enhanced Chemiluminescence Immunoassay (“ECLIA”) reagent kits. Molecular diagnostic system sales mainly include the sales of the Fluorescent In Situ Hybridization (“FISH”) probes and Human Papillomavirus (“HPV”)-DNA chips. For the fiscal year ended March 31, 2009, the Group’s molecular diagnostic systems sales also included the sales of fluorescent microscopes. No revenues were generated from the sales of fluorescent microscopes for the fiscal years ended March 31, 2010 and 2011 as the Company started to recommend to its hospital customers to purchase fluorescent microscopes directly from the microscope manufacturers so that these hospitals could reduce the cost of setting up the FISH test platform and expedite the commencement of providing this diagnostic service to patients. The Group sells its immunodiagnostic systems primarily through distributors and sells its molecular diagnostic systems directly to hospitals.

The Group recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred and services have been performed, the sales price is fixed or determinable, and collection is reasonably assured. Written sales agreements or customer purchase orders, which specify price, product specifications, and quantity, are used as evidence of an arrangement.

The Group recognizes revenue for ECLIA reagent kits, FISH probes and HPV-DNA chips upon customer acceptance and the customer acceptance is evidenced by signed acceptance documents.

The Group’s fluorescent microscope sales agreements included the provision of training and installation services. These services are ancillary to the customers’ purchase of medical equipment and are considered by the customers to be an integral part of the acquired equipment. The Group recognized revenue for the entire equipment sales arrangement upon customer acceptance, which occurred after delivery, installation and training. Customer acceptance was evidenced by signed acceptance documents.

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

(m) Government grants

Government grants, of RMB nil, RMB1,248,000 and RMB 3,340,800 (US$510,000) for the years ended March 31, 2009, 2010 and 2011, respectively, which do not have specific terms of usage and are not refundable, are recognized as other income when received.

(n) Convertible notes issuance costs

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

For the years ended March 31, 2009, 2010 and 2011

(o) Income taxes

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

(p) Share-based compensation

The Group recognizes share-based compensation based on the grant date fair value of the award. The Group recognizes compensation cost for an award with only service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Differences between actual and estimated forfeitures are expensed in the period revisions to estimated forfeitures are made. The Group uses historical data to estimate pre-vesting option and restricted share forfeitures and records share-based compensation expense only for those awards that are expected to vest.

(q) Research and development, and advertising costs

Research and development and advertising costs are expensed as incurred.

The value of acquired in-process research and development is determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using an appropriate discount rate, net of returns on contributory assets. For acquisitions prior to April 2009, acquired in-process research and development with no future alternative use was expensed at the acquisition date. For subsequent acquisitions, all acquired in-process research and development even those with no future alternative use will be capitalized in accordance with the guidance on purchase accounting.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

In-process research and development costs acquired in business combinations and asset acquisitions prior to April 2009 were expensed as research and development expense upon acquisition and amounted to RMB244,872,000 for the year ended March 31, 2009. There were no acquisitions of in-process research and development during the years ended March 31, 2010 and 2011.

Advertising costs, which are included in sales and marketing expense, amounted to RMB1,625,000, RMB1,155,000 and RMB685,000 (US$105,000) for the years ended March 31, 2009, 2010 and 2011, respectively.

(r) Cost of free ECLIA analyzers and SPR analyzers

To acquire new customers for its ECLIA reagent kits, the Group started to provide free ECLIA analyzers to its potential customers from April 2008. Similarly, the Group started the Surface Plasmon Resonance (“SPR”) business in January 2010 by providing free SPR analyzers to potential customers to acquire more new customers for its HPV-DNA chips in a shorter period of time. As the ECLIA analyzer and SPR analyzer can only be used with ECLIA reagent kits and HPV-DNA chips, respectively, manufactured by the Group and the success rate of obtaining customers within a short period of time after providing free ECLIA analyzers and SPR analyzers is high, the costs of the free ECLIA analyzers and SPR analyzer are included in cost of revenues in the period the ECLIA analyzers and SPR analyzers are delivered to the customers. The costs of ECLIA analyzers given to customers were RMB13,234,000, RMB8,951,000 and RMB6,029,000 (US$921,000) for the years ended March 31, 2009, 2010 and 2011, respectively. The costs of SPR analyzers given to customers were RMB11,465,000 and RMB28,108,000 (US$4,292,000) for the years ended March 31, 2010 and 2011, respectively, and there was no such cost for the year ended March 31, 2009.

(s) Retirement and other postretirement benefits

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at approximately 20% on a standard salary base as determined by the Beijing Social Security Bureau to a defined contribution retirement plan organized by the Beijing Social Security Bureau. The Chinese government is responsible for the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related employee service is provided. For the years ended March 31, 2009, 2010 and 2011, contributions to the defined contribution plans amounted to RMB3,888,000, RMB6,221,000 and RMB7,342,000 (US$1,121,000), respectively.

(t) Foreign currency transactions and translation

The reporting currency of the Company is the Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s subsidiaries located in the PRC is the RMB. Since the RMB is not freely convertible into foreign currencies, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

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

For the years ended March 31, 2009, 2010 and 2011

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

For the United States dollar convenience translation amounts included in the accompanying financial statements, the Renminbi equivalents were translated into United States dollar (“US$”) at the rate of US$1.00=RMB6.5483 on March 31, 2011, representing the noon buying rate in the City of New York for cable transfers of Renminbi, as set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on March 31, 2011 or at any other date.

(u) Warranty costs

The Group provides a warranty that its products will meet certain functionality standards. The term of the product warranty is generally twelve months. Based on the limited number of actual warranty claims and the historically low cost of such repairs, the Group has not recognized a liability for warranty claims. Warranty expenses were insignificant for the years ended March 31, 2009, 2010 and 2011.

(v) Income (loss) from continuing operations per share

Income (loss) from continuing operations per share is computed by dividing income (loss) from continuing operations by the weighted average number of ordinary shares outstanding, excluding the ordinary shares to be purchased under a forward share repurchase contract and the ordinary shares issued and to be repurchased under a share issuance and repurchase agreement (Note 12(b) and Note 12(c)), during the year. Diluted income (loss) from continuing operations per share is calculated by dividing income (loss) from continuing operations by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding, excluding the ordinary shares repurchased pursuant to the forward share repurchase contract and ordinary shares issued and to be repurchased under a share issuance and repurchase agreement, during the year. Ordinary equivalent shares consist of (a) ordinary shares issuable upon the conversion of convertible notes (using the if-converted method) and (b) ordinary shares issuable upon the exercise of outstanding share options and restricted shares (using the treasury share method). Potential dilutive securities are not included in the calculation of dilutive income (loss) from continuing operations per share if the impact is anti-dilutive.

(w) Segment reporting

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s chief operating decision maker is the chief executive officer of the Group. The Group classified the reportable operating segments into (i) immunodiagnostic systems and (ii) molecular diagnostic systems. Immunodiagnostic systems currently include ECLIA analyzers and reagent kits while molecular diagnostic systems mainly include FISH probes, SPR analyzers and HPV-DNA chips (and fluorescent microscopes until April 2009).

The Group generates substantially all revenues from customers in the PRC and the Group’s tangible long-lived assets are substantially located in the PRC. Consequently, no geographic information is presented.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

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

(y) Adoption of new authoritative guidance

In October 2009, the FASB issued new guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance, which is effective for financial statements issued for fiscal years beginning on or after December 15, 2009. The guidance applies to an equity-classified share lending arrangement on an entity’s own shares when executed in contemplation of a convertible debt offering or other financing. The share lending arrangement is required to be measured at fair value and recognized as an issuance cost associated with the convertible debt offering or other financing. If counterparty default is probable, the share lender is required to recognize an expense equal to the then fair value of the unreturned shares, net of the fair value of probable recoveries. In addition, the loaned shares are excluded from basic and diluted net income (loss) per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the common and diluted earnings-per-share calculation. If dividends on the loaned shares are not reimbursed to the entity, any amounts, including contractual (accumulated) dividends and participation rights in undistributed earnings attributable to the loaned shares shall be deducted in computing income available to common shareholders, consistent with the “two-class” method. In August 2008, the Company entered into a share lending arrangement in contemplation of its 2013 convertible notes (Note 12(c)), which was impacted by this new guidance. This guidance became effective for the Group on April 1, 2010 and requires retrospective application and has changed the accounting treatment for the Company’s convertible notes in its fiscal year beginning April 1, 2010.

As a result of the new guidance, the issuance costs related to the August 2008 share lending arrangement with total amount RMB55.4 million is amortized over the period that the convertible debt is expected to be outstanding, as additional non-cash interest expense. The effect of applying this guidance on the Company’s convertible notes has reduced net income for the year ended March 31, 2009 by approximately RMB6.9 million and increased net loss for the year ended March 31, 2010 by approximately RMB12.5 million. The following financial statement line items were affected as of March 31, 2010 and for the years ended March 31, 2009 and 2010 as a result of the retrospective adoption of the new guidance on April 1, 2010.

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Consolidated Statements of Income

	Year ended March 31, 2010
	As reported on March 31, 2010	Effect of adoption of guidance on own-share lending arrangements	As adjusted
	(RMB’000, except for per share data)
Amortization of share lending costs	—	(10,912)	(10,912)
Other income	26,477	(1,629)	24,848
Income (loss) before income taxes	6,515	(12,541)	(6,026)
Loss from continuing operations	(57,041)	(12,541)	(69,582)
Net loss	(57,041)	(12,541)	(69,582)

Net loss per share—Basic
Loss from continuing operations	(0.22)	(0.05)	(0.27)
Income from and gain on sale of discontinued operation, net	—	—	—

Total	(0.22)	(0.05)	(0.27)

Net loss per share—Diluted
Loss from continuing operations	(0.22)	(0.05)	(0.27)
Income from and gain on sale of discontinued operation, net	—	—	—

Total	(0.22)	(0.05)	(0.27)

	Year ended March 31, 2009
	As reported on March 31, 2010	Effect of adoption of guidance on own-share lending arrangements	As adjusted
	(RMB’000, except for per share data)

Amortization of share lending costs	—	(6,900)	(6,900)
Income (loss) before income taxes	43,435	(6,900)	36,535
Loss from continuing operations	(29,607)	(6,900)	(36,507)
Net income	334,802	(6,900)	327,902

Net income (loss) per share—Basic
Loss from continuing operations	(0.11)	(0.03)	(0.14)
Income from and gain on sale of discontinued operation, net	1.39	—	1.39

Total	1.28	(0.03)	1.25

Net income (loss) per share—Diluted
Loss from continuing operations	(0.11)	(0.03)	(0.14)
Income from and gain on sale of discontinued operation, net	1.39	—	1.39

Total	1.28	(0.03)	1.25

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Consolidated Statements of Cash flows

	Year ended March 31, 2010
	As reported on March 31, 2010	Effect of adoption of guidance on own-share lending arrangements	As adjusted
	(RMB’000, except for per share data)
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
	(RMB’000, except for per share data)
Net income	334,802	(6,900)	327,902
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of share lending costs	—	6,900	6,900
Net cash provided by operating activities	490,758	—	490,758

As a result of the accounting change, retained earnings as of April 1, 2009, decreased from RMB1,028,540,000 as originally reported, to RMB1,021,640,000. Additional paid-in capital and accumulated other comprehensive loss as of April 1, 2009, increased from RMB709,949,000 and RMB69,957,000 as originally reported, to RMB765,308,000 and RMB70,153,000, respectively.

(z) Recently issued accounting pronouncements

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

In December 2010, the FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Group does not believe the adoption of this guidance will have a material effect on its consolidated financial statements and related disclosures.

In December 2010, the FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group does not believe the adoption of this guidance will have a material effect on its consolidated financial statements and related disclosures.

3    Acquisitions

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

As the acquired net assets did not constitute a business, the Group accounted for this acquisition as an asset acquisition and allocated the entire purchase price to the individual assets acquired and liabilities assumed based on their relative fair values, with no goodwill recorded.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

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

4    Accounts Receivable, net

	March 31,
	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	US$’000
Accounts receivable, gross	321,884	507,482	77,498
Allowance for doubtful accounts:
Balance at beginning of year	(3,373)	(18,516)	(2,827)
Additional allowances for doubtful accounts	(15,143)	(7,870)	(1,202)
Write-offs	—	—	—

Balance at end of year	(18,516)	(26,386)	(4,029)

Accounts receivable, net	303,368	481,096	73,469

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

5    Inventories

Inventories by major class consist of the following:

	March 31,
	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	US$’000
Raw materials	10,817	9,920	1,515
Work-in-progress	10,608	7,021	1,072
Finished goods	3,464	2,332	356

Total inventories	24,889	19,273	2,943

The related charges of excess and obsolete inventory in the amount of RMB4,406,000 were recorded in cost of revenues for the year ended March 31, 2010 and there was no such charge for the years ended March 31, 2009 and 2011.

6    Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	March 31,
	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	US$’000
Buildings	134,394	134,394	20,523
Leasehold improvements	14,781	14,779	2,257
Machinery and equipment	55,125	59,482	9,084
Furniture, fixtures and equipment	11,649	12,031	1,837
Motor vehicles	7,293	7,541	1,152

Total property, plant and equipment	223,242	228,227	34,853
Accumulated depreciation and amortization	(67,417)	(88,779)	(13,558)

Total property, plant and equipment, net	155,825	139,448	21,295

Depreciation and amortization of property, plant and equipment was allocated to the following expense items:

	Year ended March 31,
	2009	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	9,601	13,081	14,050	2,145
Research and development	1,204	3,833	3,652	558
Sales and marketing	139	255	444	68
General and administrative	5,253	4,968	3,807	581
Income from discontinued operation	3,953	—	—	—

Total depreciation and amortization expense	20,150	22,137	21,953	3,352

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

7    Intangible Assets, net

The following table summarizes the Group’s intangible assets as of March 31, 2010 and 2011:

	March 31, 2011
	Gross carrying amount	Accumulated amortization	Net	Weighted average amortization period
	RMB’000	RMB’000	RMB’000	Years
Unpatented technology	3,521,118	(577,494)	2,943,624	20
Non-compete agreements	67,313	(46,171)	21,142	9
Patented technology	10,804	(4,085)	6,719	17
Customer relationships	2,019	(437)	1,582	15
Assembled workforce	1,310	(1,019)	291	3

Total intangible assets	3,602,564	(629,206)	2,973,358

	March 31, 2010
	Gross carrying amount	Accumulated amortization	Net	Weighted average amortization period
	RMB’000	RMB’000	RMB’000	Years
Unpatented technology	3,654,575	(409,014)	3,245,561	20
Non-compete agreements	68,001	(37,917)	30,084	9
Patented technology	10,530	(3,459)	7,071	17
Customer relationships	2,019	(303)	1,716	15
Assembled workforce	1,365	(607)	758	3

Total intangible assets	3,736,490	(451,300)	3,285,190

Amortization of intangible assets was allocated to the following expense items:

	Year ended March 31,
	2009	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	90,077	89,720	168,701	25,763
Operating expenses	36,511	109,395	27,329	4,173

Total amortization expense	126,588	199,115	196,030	29,936

From the commencement of sales of HPV-DNA chips in June 2010, the amortization of acquired intangible assets in connection with the SPR acquisition is classified as cost of revenues while prior to this, this amortization was classified as operating expense.

Estimated annual amortization expense for each of the next five years is approximately RMB183,090,000 each year.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

8    Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	March 31,
	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	US$’000
Accrued salaries and welfare	51,936	66,305	10,126
VAT payables	70,054	64,412	9,836
Convertible notes interest payable	23,027	29,251	4,467
Accrued professional fees	11,112	9,436	1,441
Receipts in advance	5,581	2,954	451
Other payables	21,788	18,762	2,865

Total accrued expenses and other liabilities	183,498	191,120	29,186

9    Convertible Notes

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

For the years ended March 31, 2009, 2010 and 2011

conversion rate of 17.0068 ADSs per US$1,000 principal amount of 2013 Convertible Notes (equivalent to a conversion price of approximately US$58.80 per ADS), subject to dilution protection adjustment for the issuance of shares and dividends, as defined in the agreement.

Upon conversion of the 2013 Convertible Notes, the Company can only deliver ADSs.

6.25% Convertible Senior Notes due December 2016

On December 6, 2010, the Company received an aggregate US$150 million from the issuance of 6.25% convertible senior notes due on December 15, 2016 (the “2016 Convertible Notes”) to Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds from the offering, after deducting the offering expenses, were approximately US$146.9 million. The 2016 Convertible Notes bear interest at a rate of 6.25% per year, payable semiannually in arrears on June 15 and December 15 of each year beginning on June 15, 2011.

The 2016 Convertible Notes are convertible, at the discretion of the holders of the 2016 Convertible Notes (the “2016 Convertible Notes Holders”) at any time prior to December 15, 2016, the maturity date, at an initial conversion rate of 68.6189 ADSs per US$1,000 principal amount of 2016 Convertible Notes (equivalent to a conversion price of approximately US$14.57 per ADS), subject to dilution protection adjustment for the issuance of shares and dividends, as defined in the agreement.

Upon conversion of the 2016 Convertible Notes, the Company can only deliver ADSs.

If a change of control or a termination of trading, as defined in the agreements, occurs, both the 2011 Convertible Notes Holders, the 2013 Convertible Notes Holders and the 2016 Convertible Notes Holders may be entitled to an increase in the conversion rate and may require the Company to repurchase all or a portion of their convertible notes for cash at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2016 Convertible Notes may be subject to redemption at the Company’s option, in whole or in part, on or after December 15, 2013 at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date if the closing sale price of the Company’s ADSs exceeds 130% of the applicable conversion price for at least 20 trading days within a period of any 30 consecutive trading days ending on the trading day prior to the date on which the Company mail the redemption notice.

Both the 2013 Convertible Notes and the 2016 Convertible Notes are senior unsecured obligations and will rank equally in the right of payment with the Company’s existing and future senior unsecured indebtedness. They are senior in right of payment to the Company’s existing, and future subordinated indebtedness, including the 2011 Convertible Notes. In addition, the 2011 Convertible Notes, the 2013 Convertible Notes and the 2016 Convertible Notes are effectively junior to any secured indebtedness to the extent of the value of the related collateral, and structurally subordinated to the existing and future indebtedness and other liabilities, including trade payables, of the subsidiaries.

The Company has determined that the conversion feature embedded in the 2013 Convertible Notes and the 2016 Convertible Notes are not required to be bifurcated and accounted for as a derivative, since the embedded conversion feature of the 2013 Convertible Notes and the 2016 Convertible Notes are indexed to the Company’s own shares and would be classified in shareholders’ equity if they were free-standing instruments. Further, since the effective conversion price of the 2013 Convertible Notes and the 2016 Convertible Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of respective convertible notes, no portion of the proceeds from the issuance was accounted for as a beneficial conversion feature.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

The Company has accounted for the conversion feature embedded in the 2011 Convertible Notes in accordance with the authoritative guidance on accounting for convertible debt instruments that may be settled in cash upon conversion, which requires that the liability and equity components of the 2011 Convertible Notes be separately accounted for in a manner that reflects an issuer’s non convertible debt borrowing rate. The resulting debt discount is amortized over the period that the 2011 Convertible Notes is expected to be outstanding, as additional non-cash interest expenses.

The Company has determined that the call and put features embedded in the 2011 Convertible Notes, 2013 Convertibles Notes and 2016 Convertible Notes are not required to be bifurcated and accounted for separately, since the call and put features are considered clearly and closely related to the debt host.

The effective interest rate is 7.0% for 2011 Convertible Notes for the years ended March 31, 2009, 2010 and 2011. The Company recognized RMB64,670,000, RMB66,326,000 and RMB45,243,000 (US$6,909,000) interest expenses including non-cash interest expense of RMB28,614,000, RMB30,477,000 and RMB22,628,000 (US$3,456,000) for 2011 Convertible Notes for the years ended March 31, 2009, 2010 and 2011, respectively. The effective interest rates are 4.0% and 6.25% for the 2013 Convertible Notes and 2016 Convertible Notes, respectively, which are the same as their stated coupon rates.

As a result of the declarations of dividends by the Company in July 2007, July 2008 and September 2009, respectively, the conversion rate of the 2011 Convertible Notes and the 2013 Convertible Notes were adjusted to 32.8322 ADSs per US$1,000 principal amount of 2011 Convertible Notes (equivalent to the conversion price of US$30.46) and 17.5899 ADSs per US$1,000 principal amount of 2013 Convertible Notes (equivalent to conversion price of US$56.85). As the adjusted conversion price of US$30.46 per ADS for the 2011 Convertible Notes and US$56.85 per ADS for the 2013 Convertible Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of the 2011 Convertible Notes and the 2013 Convertible Notes, respectively, there was no beneficial conversion feature recognized.

The Company recognized the amortization of convertible notes issuance costs of RMB13,323,000, RMB17,402,000 and RMB16,009,000 (US$2,445,000) for the years ended March 31, 2009, 2010 and 2011.

During the year ended March 31, 2010, the Company bought back a portion of the 2013 Convertible Notes. The total consideration including transaction costs and excluding the interest accrued up to the date of purchase was RMB49.4 million. The carrying value of the portion of the notes purchased including the related portion of unamortized issuance costs was RMB73.5 million. The resulting gain from the convertible notes repurchase in the amount of RMB24.1 million was recognized as other income. There was no convertible notes repurchase for the year ended March 31, 2009.

During the year ended March 31, 2011, the Company bought back a portion of the 2013 Convertible Notes. The total consideration including transaction costs and excluding the interest accrued up to the date of purchase was RMB75.9 million (US$11.6 million). The carrying value of the portion of the notes purchased including the related portion of unamortized issuance costs was RMB109.7 million (US$16.8 million). The resulting gain from the convertible notes repurchase in the amount of RMB33.8 million (US$5.2 million) was recognized as other income.

During the year ended March 31, 2011 the Company also bought back a portion of the 2011 Convertible Notes with a carrying value which included unamortized issuance costs related to the portion of the 2011 Convertible Notes repurchased of RMB816.0 million (US$124.6 million). The total consideration including the transaction cost and excluding the accrued interest up to the date of purchase was RMB829.5 million

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

(US$126.7 million). The Company allocated a portion of the total consideration in amount of RMB769.5 million (US$117.5 million) to the extinguishment of the liability component of the 2011 Convertible Notes equal to the fair value of that component immediately before extinguishment. The resulting gain from the convertible notes repurchase in the amount of RMB46.5 million (US$7.1 million) was recognized as other income. The Company allocated the remaining consideration in amount of RMB60.0 million (US$9.2 million) to the reacquisition of the equity component of the 2011 Convertible Notes and recognized that amount as a reduction of additional paid-in capital.

As of March 31, 2011, the outstanding amount of the 2011 Convertible Notes, the 2013 Convertible Notes and the 2016 Convertible Notes excluding respective unamortized issuance costs was RMB146.0 million (US$22.3 million), RMB1,624.0 million (US$248.0 million) and RMB982.2 million (US$150.0 million), respectively.

10    Other Income (Expense), net

The following table summarizes the Group’s other income or expenses for the years indicated:

	Year ended March 31,
	2009	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Gain on repurchase of convertible notes	—	24,064	80,342	12,269
High yield note offering expenses	—	—	(5,236)	(800)
Others	(3,732)	784	(11,020)	(1,683)

Total other income (expense), net	(3,732)	24,848	64,086	9,786

11    Discontinued Operation

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

As there was no continuing cash flow from the disposed HIFU Business expected to be generated by the on going entity and the Group has not had significant continuing involvement in the operations of the disposed HIFU Business after December 30, 2008, the revenues and expenses related to the operations of HIFU Business have been segregated from continuing operations and reported as discontinued operation for the year ended March 31, 2009. Following are revenues, income from discontinued operation and gain on sale of discontinued operation:

Year ended March 31, 2009
RMB’000
Revenues	246,588

Income before income taxes	159,930
Income tax expense	(38,850)

Income from discontinued operation, net of tax	121,080

Gain on sale of discontinued operation before income taxes	263,947
Income tax expense	(20,618)

Gain on sale of discontinued operation, net of tax	243,329

Income from and gain on sale of discontinued operation, net of tax	364,409

12    Shareholders’ Equity

(a) Statutory reserves

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective subsidiary. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2010 and 2011, the PRC subsidiaries had appropriated RMB171,412,000 and RMB173,082,000 (US$26,432,000), respectively to the general reserve funds, which are restricted from being distributed to its shareholders. General reserve funds are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective company. These reserves are therefore not available for distribution except in liquidation.

Further, the PRC subsidiaries may, at the discretion of the enterprise, make appropriations to a staff welfare and bonus reserve in accordance with the relevant laws and regulations in the PRC. The appropriation to staff welfare and bonus reserve is recognized as an expense as it is a current liability to the employees.

(b) Forward share repurchase contract

In connection with the issuance of the 2011 Convertible Notes, the Company entered into a prepaid forward repurchase contract (the “Forward Repurchase Contract”) on November 15, 2006 with an affiliate of Merrill Lynch & Co. (the “Dealer”). Pursuant to the Forward Repurchase Contract, the Company paid an aggregate of US$30 million (1,163,692 ADSs at US$25.78 per ADS) for the Forward Repurchase Contract. The Dealer may deliver the shares pursuant to the Forward Repurchase Contract at its discretion, in full or in part, over a period of five years from the date of the contract. Since the Forward Repurchase Contract

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

requires physical settlement of a fixed number of ADSs at a fixed price per ADS, the shares to be repurchased pursuant to the Forward Repurchase Contract are treated as retired for purposes of the Company’s basic and diluted net income (loss) per share calculations. The Company has accounted for the prepaid forward repurchase of the shares as a reduction of shareholders’ equity in the consolidated financial statements. As a result of the Forward Repurchase Contract, the ADSs to be repurchased do not effectively have any voting or dividend rights. During the year ended March 31, 2011, the Company bought back a portion of the 2011 Convertible Notes (Note 9). Pursuant to the Forward Repurchase Contract, the Dealer has delivered back to the Company 900,000 ADSs in relation to the portion of the 2011 Convertible Notes bought back. Shares returned by the Dealers became part of the Company’s treasury stock and may be retired or used by the Company for other arrangements such as issuance of shares to employees upon the exercise of their share incentive awards.

(c) Share issuance and repurchase agreement

In connection with the issuance of the 2013 Convertible Notes, the Company entered into a share issuance and repurchase agreement (the “Share Issuance and Repurchase Agreement”) on August 15, 2008 with affiliates of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (the “Dealers”). Pursuant to the Share Issuance and Repurchase Agreement, the Company issued 4,700,000 ADSs to the Dealers at a consideration of US$1.00 per ADS. On the same day the Company issued the ADSs to the Dealers, the Company prepaid to the Dealers a US$1.00 per ADS repurchase price for the 4,700,000 ADSs to be repurchased from the Dealers by the Company in August 2013. The Dealers will be obligated to deliver to the Company an equal number of ADSs. Since the Share Issuance and Repurchase Agreement requires physical settlement of a fixed number of ADSs at a fixed price per ADS, the shares to be repurchased pursuant to the Share Issuance and Repurchase Agreement are treated as retired for purposes of the Company’s basic and diluted net income (loss) per share calculations. The Company has accounted for the issuance and repurchase of the shares as one connected transaction in shareholders’ equity in the consolidated financial statements. As a result of the Share Issuance and Repurchase Agreement, the issued ADSs do not effectively have any voting or dividend rights.

During the years ended March 31, 2010 and 2011, the Company bought back a portion of the 2013 Convertible Notes (Note 9). Pursuant to the Share Issuance and Repurchase Agreement, the Dealers have delivered back to the Company 192,000 ADSs and 285,000 ADSs in relation to the portion of the 2013 Convertible Notes bought back for the years ended March 31, 2010 and 2011, respectively. Shares returned by the Dealers became part of the Company’s treasury stock and may be retired or used by the Company for other arrangements such as issuance of shares to employees upon the exercise of their share incentive awards.

The Company has accounted for the share issuance and repurchase in contemplation of 2013 Convertible Notes in accordance with new authoritative guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance, which was effective for the Company from April 1, 2010. The effect of applying this new guidance is illustrated under Note 2(y) “Adoption of new authoritative guidance”.

(d) Capped call

In connection with the issuance of the 2016 Convertible Notes (Note 9), the Company entered into a capped call transaction relating to US$100 million of the principal amount of the 2016 Convertible Notes on December 6, 2010 with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer”), for cash consideration of RMB66,150,000 (US$10,102,000). The capped call transaction is expected to reduce

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

potential dilution of net income (loss) per share upon conversion of the notes. The capped call transaction has a strike price of US$14.57 per ADS and a cap price of US$17.15 per ADS, and are exercisable when and if the 2016 Convertible Notes are converted. If upon conversion of the 2016 Convertible Notes, the price of the Company’s share is above the strike price of the capped call transaction, the Dealer will deliver the Company’s shares with an aggregate value approximately equal to the difference between the share price at the conversion date (as defined, with a maximum price for purposes of this calculation equal to the cap price) and the strike price, multiplied by the number of Company’s shares related to the capped call transactions being exercised.

The Company has paid all cash consideration for the capped call transactions on December 6, 2010 and the total amount was charged to additional paid-in capital. The Company does not recognize subsequent changes in the fair value of the capped call in its consolidated financial statements.

(e) Declaration of dividend

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

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

13    Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,
	2009 (As adjusted) (Note 2(y))	2010 (As adjusted) (Note 2(y))	2011
	RMB	RMB	RMB
	(in thousands, except per share data)
Income (loss) from continuing operations	(36,507)	(69,582)	82,619
Income from and gain on sale of discontinued operation	364,409	—	—

Net income (loss)	327,902	(69,582)	82,619

Shares issued and outstanding at the beginning of the year	274,067	321,067	322,680
Add: weighted average shares issued upon exercise of options and restricted shares	346	1,681	—
Add: weighted average restricted shares vested but not exercised	—	—	2,106
Add: weighted average shares issued under share issuance and repurchase agreement	29,616	—	—
Less: weighted average shares purchased and to be purchased under the prepaid forward contract and share issuance and repurchase agreement	(41,253)	(58,638)	(58,638)
Less: weighted average shares purchased under share repurchase program	—	(1,564)	(5,000)

Weighted average ordinary shares outstanding—Basic	262,776	262,546	261,148
Effect of dilutive ordinary equivalent shares	—	—	1,652

Weighted average ordinary shares outstanding—Diluted	262,776	262,546	262,800

Basic net income (loss) per share:
Income (loss) from continuing operations	(0.14)	(0.27)	0.32
Income from and gain on sale of discontinued operation, net	1.39	—	—

	1.25	(0.27)	0.32

Diluted net income (loss) per share:
Income (loss) from continuing operations	(0.14)	(0.27)	0.31
Income from and gain on sale of discontinued operation, net	1.39	—	—

	1.25	(0.27)	0.31

The Company’s ordinary equivalent shares for the years ended March 31, 2009, 2010 and 2011 consist of 1,876,181, 682,586 and 1,652,319, respectively, ordinary shares issuable upon exercise of outstanding share options and restricted shares (using the treasury stock method); and 94,383,602, 95,675,608 and 109,958,972, respectively, ordinary shares issuable upon conversion of convertible notes (using the if-converted method). In the calculation of diluted net income (loss) per share, the Company excluded 1,876,181,682,586 and nil potential ordinary shares issuable upon exercise of outstanding share options and restricted shares; and 94,383,602, 95,675,608 and 109,958,972 potential ordinary shares issuable upon conversion of convertible notes for the years ended March 31, 2009, 2010 and 2011, respectively, as their effect would be anti-dilutive.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

14    Income Taxes

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

PRC

For the Company’s major operating subsidiaries in China, they are subject to the China Unified Corporate Income Tax Law (the “new EIT law”) which became effective in January 2008. The new EIT law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “High and New Technology Enterprises” (“HNTE”). The new EIT law also provides a five-year transition period from effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays.

In December 2008, YDME Beijing and BBE were designated as HNTEs and therefore eligible to the preferential income tax rate of 15%.

Beijing GP can apply for the status of HNTE and upon approval, Beijing GP will be entitled to the preferential EIT rate of 15%. However, Beijing GP chose to continue using the transition period tax rate until expiration in the calendar year 2012 according to the relevant transition rule to the new EIT law. As such, Beijing GP’s tax rates are 0%, 11%, 12% and 12.5% for the calendar years from 2009 to 2012 and 25% thereafter.

The new EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its worldwide income. The Implementing Rules of the new EIT Law merely defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their Place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the new EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The new EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous income tax regulations. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company incorporated in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). All of the Company’s subsidiaries in China are invested and held by Hong Kong registered entities, and the Company recognizes deferred tax liabilities related to withholding income tax at the rate of 5%. Nevertheless, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong. Based on the subsequently issued interpretation of the new EIT, Article 4 of Cai Shui [2008] Circular No. 1, dividends on earnings earned prior to January 1, 2008 but distributed after 2008 are not subject to withholding income tax.

Undistributed earnings that the Group intends to reinvest indefinitely, and for which no deferred tax liability was recognized, were RMB249.0 million and RMB249.0 million (US$38.0 million) at March 31, 2010 and 2011, respectively. The unrecognized deferred tax liability related to the undistributed earnings subject to withholding tax was RMB12.5 million and RMB12.5 million (US$1.9 million) as of March 31, 2010 and 2011, respectively.

The PRC State Administration of Taxation promulgated a tax notice on December 10, 2009, or Circular 698, which provides the administration and tax reporting guidance for any gains generated from indirect offshore transfers of equity interests in PRC enterprises that are not taxable overseas. It is unclear at this stage whether Circular 698 applies to the gain on sale of the HIFU Business in December 2008. It is possible, however, that under Circular 698, the Company will need to pay additional tax in connection with the gain on sale of the HIFU Business generated from indirect offshore transfers of equity interests in PRC enterprises that are not taxable overseas. Any additional tax that the Company may need to pay in the future will negatively impact its financial condition and results of operations.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

The components of income (loss) before income taxes are as follows:

	Year ended March 31,
	2009 (As adjusted) (Note 2(y))	2010 (As adjusted) (Note 2(y))	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
PRC	592,013	396,451	504,662	77,068
Other countries	(555,478)	(402,477)	(328,215)	(50,122)

Total income (loss) before income taxes	36,535	(6,026)	176,447	26,946

Income tax expense, which is all incurred in the PRC, consists of:

	Year ended March 31,
	2009	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax expense	47,673	42,820	69,366	10,593
Deferred income tax expense	25,369	20,736	24,462	3,736

Total income tax expense	73,042	63,556	93,828	14,329

Basic and diluted net income (loss) from continuing operations per share effects of the tax holiday and preferential tax rates for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Year ended March 31,
	2009	2010	2011	2011 (Note 2(t))
	RMB	RMB	RMB	US$
Basic net income from continuing operations per share	0.41	0.23	0.20	0.03

Diluted net income from continuing operations per share	0.41	0.23	0.20	0.03

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 25% for the years ended March 31, 2009, 2010 and 2011 for the following reasons:

	Year ended March 31,
	2009 (As adjusted) (Note 2(y))	2010 (As adjusted) (Note 2(y))	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Income (loss) before income taxes	36,535	(6,026)	176,447	26,946

Computed “expected” tax expense	9,134	(1,507)	44,112	6,736
Non-deductible expenses	369	463	131	20
Non-taxable income	(45)	(3)	(172)	(26)
Tax benefit resulting from tax holiday and preferential tax rates	(107,907)	(59,353)	(52,555)	(8,026)
Change in valuation allowance	2,921	6,513	(1,268)	(193)
Tax effect related to foreign entities not subject to income taxes	138,542	100,161	81,851	12,500
Withholding tax	22,889	18,257	21,982	3,357
Restructuring tax	4,895	—	—	—
Change in the tax status of prior year non-taxable income	1,642	—	—	—
Others	602	(975)	(253)	(39)

Total income tax expense	73,042	63,556	93,828	14,329

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	March 31,
	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	US$’000
Deferred tax assets:
Operating loss carryforwards	7,598	8,455	1,291
Allowances for doubtful accounts	4,321	2,196	335
Accrued expenses and other liabilities	1,000	1,000	153

Total gross deferred tax assets	12,919	11,651	1,779
Less: valuation allowance	(12,919)	(11,651)	(1,779)

Net deferred tax assets	—	—	—

Deferred tax liabilities:
Intangible assets	(6,083)	(8,563)	(1,308)
Withholding tax	(61,051)	(83,033)	(12,680)

Total deferred tax liabilities	(67,134)	(91,596)	(13,988)

Net deferred tax liabilities	(67,134)	(91,596)	(13,988)

Tax operating loss carryforwards of the Group, as approved by the PRC tax authorities, amounted to RMB24,618,000 as of March 31, 2011, including RMB9,941,000 which will expire during the year ending

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

March 31, 2012, RMB1,497,000 which will expire during the year ending March 31, 2013, RMB5,220,000 which will expire during the year ending March 31, 2014 and RMB7,960,000 which will expire during the year ending March 31, 2015.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of March 31, 2010, deferred income tax assets represented the acquired tax operating loss carryforwards of BBE, other deferred tax assets identified in the BBE acquisition and provision of allowance for doubtful accounts in YDME Beijing. As of March 31, 2011, deferred income tax assets represented the acquired tax operating loss carryforwards of BBE, other deferred tax assets identified in the BBE acquisition and general provision of allowance for doubtful accounts in YDME Beijing and Beijing GP. BBE incurred tax operating losses through March 2011. Management believes that BBE’s cumulative losses arising from recurring business in recent years constituted significant negative evidence demonstrating that deferred tax assets would not be realizable and this evidence outweighed the Group’s expectations that BBE would generate future taxable income. Therefore, a full valuation allowance has been provided against BBE’s deferred income tax assets as of March 31, 2009, 2010 and 2011. The provision of allowance for doubtful accounts was provided for the accounts receivable of YDME Beijing and Beijing GP. The amount of the deferred tax assets considered unrealizable, however, could change in the near term if estimates of future taxable income during the carry forward period also change.

As of March 31, 2010 and 2011, the Group did not have any unrecognized tax benefits or liabilities and thus, no interest and penalties related to unrecognized tax liabilities were recorded.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the PRC subsidiaries for the tax calendar years 2006 to 2010 are subject to examination by the relevant tax authorities.

15    Related Party Transactions

On December 30, 2008, the Group completed the sale of its HIFU Business to Chengxuan (Note 11), a major shareholder of the Company. As of March 31, 2011, the remaining amount of receivable from Chengxuan was RMB98,225,000 (US$15,000,000). The Group recognized interest income related to the receivables in the amount of RMB5,120,000 and RMB8,457,000 (US$1,291,000) for the years ended March 31, 2010 and 2011 and there was no such interest income for the year ended March 31, 2009. As of June 30, 2011, the Group received the remaining balance of US$15.0 million from Chengxuan as well as all interest payable.

16    Segment Information

The Group’s principal operating segments coincide with the types of products to be sold. The products from which revenues are derived are consistent with the reporting structure of the Group’s internal organization. The Group’s reportable segments for the year ended March 31, 2011 were immunodiagnostic systems and molecular diagnostic systems.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

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

The accounting policies of the segments are the same as those used by the Group.

As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

	Immunodiagnostic Systems	Molecular Diagnostic Systems	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2011
Revenues	334,204	508,162	842,366
Cost of revenues	(132,015)	(202,667)	(334,682)

Segment gross profit	202,189	305,495	507,684
Depreciation and amortization included in cost of revenues	32,071	150,680	182,751

	Immunodiagnostic Systems	Molecular Diagnostic Systems	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2010
Revenues	338,309	384,762	723,071
Cost of revenues	(138,666)	(98,884)	(237,550)

Segment gross profit	199,643	285,878	485,521
Depreciation and amortization included in cost of revenues	(31,889)	(70,912)	(102,801)

	Immunodiagnostic Systems	Molecular Diagnostic Systems	Total
	RMB’000	RMB’000	RMB’000
Year ended March 31, 2009
Revenues	504,656	325,294	829,950
Cost of revenues	(138,467)	(94,104)	(232,571)

Segment gross profit	366,189	231,190	597,379
Depreciation and amortization included in cost of revenues	(32,154)	(67,524)	(99,678)

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

The reconciliation of depreciation and amortization included in cost of revenues to total depreciation and amortization included in the statements of income is as follows:

	Year ended March 31,
	2009	2010	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Depreciation and amortization included in
Cost of revenues	99,678	102,801	182,751	27,908
Research and development	1,204	3,833	3,652	558
Sales and marketing	139	255	444	68
General and administrative	5,253	4,968	3,807	581
Amortization of SPR intangible assets	36,511	109,395	27,329	4,173
Income from discontinued operation	3,953	—	—	—

Total depreciation and amortization expense	146,738	221,252	217,983	33,288

17     Fair Value of Financial Instruments

As of March 31, 2010 and 2011, the cash equivalents consisted of time deposits placed with banks with original maturities equal to three months. The Group values time deposits using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

	Fair value measurement at March 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Cash equivalents:
Time deposits	901,689	—	901,689	—

Total assets	901,689	—	901,689	—

	Fair value measurement at March 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Cash equivalents:
Time deposits	400,944	—	400,944	—

Total assets	400,944	—	400,944	—

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

As of March 31, 2010 and 2011, the fair value of the 2011 Convertible Notes, determined based on quoted market value, was approximately US$119,063,000 (RMB812,700,000) and US$22,556,000 (RMB147,703,000), respectively. As of March 31, 2010 and 2011, the fair value of the 2013 Convertible Notes, determined based on quoted market value, was approximately US$166,131,000 (RMB1,133,977,000) and US$223,200,000 (RMB1,461,581,000). As of March 31, 2011, the fair value of the 2016 Convertible Notes, determined based on quoted market value, was approximately US$161,400,000 (RMB1,056,896,000).

18     Business and Credit Concentrations

All of the Group’s customers are located in the PRC. The Group had no customer that individually comprised 10% or more of revenue for the years ended March 31, 2009, 2010 and 2011.

The Group has no customer that individually comprised 10% or more of the outstanding accounts receivable balance as of March 31, 2010 and 2011.

As of March 31, 2010 and 2011, the Group’s cash balance was held at major financial institutions located in the PRC and other countries. Further, as of March 31, 2010 and 2011, the Group’s cash balance included U.S. dollar denominated bank deposits of US$43,846,000 and US$25,460,000 (equivalent to RMB299,284,000 and RMB166,720,000), respectively. Management believes that these major financial institutions are of high credit quality.

The Group’s business is affected by competition in the market for the products that many of the Group’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. The loss of sales to any of these customers could have a material adverse effect on the Group’s business and results of operations.

19    Share-Based Compensation

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

On November 16, 2009, the Company adopted the 2009 equity incentive plan (the “Plan 2009”) pursuant to which the Company’s board of directors may grant stock options as well as restricted stock to employees, directors and consultants. The Company has reserved an aggregate of 20,000,000 of its ordinary shares for issuance under the Plan 2009. The Plan 2009 will remain in effect for 5 years starting from the date of adoption. The Plan 2009 is administered by a compensation committee and an administrative committee. The per share exercise price of the option for the ordinary shares shall be such price, determined by the compensation committee and the administrative committee. As of March 31, 2011, there were 14,650,000 unissued shares under the Plan 2009.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Restricted shares

On June 6, 2008, the Company granted 3,560,000 restricted shares, equivalent to 356,000 ADSs to certain directors and management personnel under the Restated Plan 2005. The restricted shares vest over a period of three years commencing from the date of grant.

On November 16, 2009, the Company granted 2,450,000 restricted shares, equivalent to 245,000 ADSs to certain directors and management personnel under the Restated Plan 2005. The restricted shares vest over a period of three years commencing from the date of grant.

On May 21, 2010, the Company granted 3,250,000 restricted shares, equivalent to 325,000 ADSs to certain directors and employees under the Plan 2009. The restricted shares vest over a period of three years commencing from the date of grant.

On November 5, 2010, the Company granted 2,100,000 restricted shares, equivalent to 210,000 ADSs to directors, officers and certain employees under the Plan 2009. The restricted shares vest at the end of a three-year period commencing from the date of grant.

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

The amount of compensation cost recognized for restricted shares was RMB49,152,000, RMB39,618,000 and RMB37,071,000 (US$5,661,000) for the years ended March 31, 2009, 2010 and 2011, respectively, of which RMB nil, RMB nil and RMB385,000 (US$59,000) respectively was recorded as cost of revenues, RMB7,429,000, RMB5,721,000 and RMB4,883,000 (US$745,000) respectively was recorded as research and development expenses, RMB nil, RMB nil and RMB672,000 (US$103,000) respectively was recorded as sales and marketing expenses and RMB41,723,000, RMB33,897,000 and RMB31,131,000 (US$4,754,000) respectively was recorded as general and administrative expenses. No income tax benefit was recognized in the income statement for these restricted shares as such compensation expenses were recorded and incurred by the Company, a Cayman Islands incorporated entity which is not subject to income tax under Cayman Islands laws and regulations.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Restricted share activity during the periods indicated is as follows:

	Number of Restricted Shares	Grant Date Weighted Average Fair value
		US$
Balance as of April 1, 2008	1,830,000	4,836,300
Granted	3,560,000	12,132,480
Issued	—	—
Forfeited	—	—

Balance as of March 31, 2009	5,390,000	16,968,780
Granted	2,450,000	3,724,000
Issued	(1,480,000)	(4,402,900)
Forfeited	—	—

Balance as of March 31, 2010	6,360,000	16,289,880
Granted	5,350,000	6,190,500
Issued	—	—
Forfeited	—	—

Balance as of March 31, 2011	11,710,000	22,480,380

Exercisable as of March 31, 2010	460,000	1,441,880
Exercisable as of March 31, 2011	2,800,000	7,593,560

Stock options

The Company did not grant any stock options during the years ended March 31, 2009, 2010 and 2011.

The amount of compensation cost recognized for share options was RMB1,027,000, RMB819,000 and RMB83,000 (US$13,000) for the years ended March 31, 2009, 2010 and 2011, respectively, of which RMB761,000, RMB614,000 and RMB63,000 (US$10,000) respectively was recorded as research and development expenses, and RMB266,000, RMB205,000 and RMB20,000 (US$3,000) respectively was recorded as general and administrative expenses. No income tax benefit was recognized in the income statement for these stock options as such compensation expenses were recorded and incurred by the Company, a Cayman Islands incorporated entity which is not subject to income tax under Cayman Islands laws and regulations.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Balance as of March 31, 2008	1,083,340	2.17
Forfeited	(150,000)	2.53

Balance as of March 31, 2009	933,340	2.11
Expired	(200,000)	1.36
Exercised	(133,340)	1.36

Balance as of March 31, 2010	600,000	2.53
Expired	—	—
Exercised	—	—

Balance as of March 31, 2011	600,000	2.53	1.17	—

Exercisable as of March 31, 2011	600,000	2.53	1.17	—
Vested and expected to vest as of March 31, 2011	600,000	2.53	1.17	—

The total intrinsic value of options exercised during the years ended March 31, 2009, 2010 and 2011 was US$nil, US$5,583 and US$nil, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. Cash received from the exercises of stock options was RMB nil, RMB1,238,000 and RMB nil for the years ended March 31, 2009, 2010 and 2011.

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

20    Commitments and Contingencies

(a) Operating lease obligation

Rental expense under operating leases was RMB5,258,000, RMB5,734,000 and RMB5,627,000 (US$859,000) for the years ended March 31, 2009, 2010 and 2011, respectively. As of March 31, 2011, total future minimum lease payments under non-cancellable operating leases were as follows:

RMB’000
Year ending March 31,
2012	7,764
2013	5,441
2014 to 2016	1,667

14,872

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

(b) Purchase commitment

As of March 31, 2011, the Group had outstanding purchase commitments totaling RMB7,612,000 (US$1,162,000), which mainly related to research collaborations for various applications of our FISH probes and our SPR System over the next two years.

21    Share Repurchase Program

On September 18, 2009, the Company announced the authorization of a share repurchase program under which the Company was entitled to repurchase up to US$30 million worth of its outstanding ADSs. Pursuant to this program, the Company was entitled, from time to time for a period of one year commencing on October 1, 2009, depending on market conditions, share price and other factors, to make one or more purchases, on the open market at prevailing market prices or in block trades, of up to US$30 million worth of its outstanding ADSs. The Company repurchased 500,000 ADSs at a total cost of US$6,418,000 pursuant to this repurchase program. The shares repurchased by the Company became part of its treasury stock and may be retired or used by the Company for other arrangements such as issuance of shares to employees upon the exercise of their share incentive awards. On May 21, 2010, the Company terminated this share repurchase program.

22    Subsequent Events

Convertible Notes

From April to June 2011, the Company purchased Convertible Notes of US$7.5 million in principal amount for total cash consideration of US$7.0 million.

Subscription of Shares by Officers using their Annual Cash Bonus

On May 16, 2011, the Company’s audit committee and board of directors approved for officers to use their annual cash bonus with respect to the fiscal year ended March 31, 2011 to subscribe for a total of 1,300,000 ordinary shares at a price of US$1.15 per share, which was the closing price of our ADSs on that date (divided by 10 to obtain the per ordinary share price).

Share Incentive Awards

On May 16, 2011, the Company approved the grant of 970,000 restricted shares, equivalent to 97,000 ADSs, to certain employees. The restricted shares will vest over a period of two years.

Full Settlement of Receivables Related to the Sale of HIFU Business

By June 30, 2011, the Group had received the remaining balance of US$15.0 million from Chengxuan as well as all interest payable related to the sale of HIFU Business (Note 15).

23    China Medical Technologies, Inc. (the Company only)

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

As of March 31, 2011, the amount of restricted net assets of the PRC subsidiaries which may not be transferred to the Company in the form of loans, advances or cash dividends without the consent of PRC government authorities, was more than 25% of the Group’s consolidated net assets.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

The following presents condensed financial information of the Company only. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, the condensed financial information below should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed Balance Sheets

	As of March 31,
	2010 (As adjusted below)	2011	2011 (Note 2(t))
	RMB’000	RMB’000	US$’000
Assets
Current assets
Cash	57,182	115,856	17,693
Prepayments and other assets	14,749	5,172	790

Total current assets	71,931	121,028	18,483
Investments in subsidiaries	1,127,413	1,352,277	206,508
Amounts due from subsidiaries	4,198,158	3,796,257	579,732
Convertible notes issuance costs	46,681	55,817	8,524
Share lending costs	35,678	22,562	3,445

Total assets	5,479,861	5,347,941	816,692

Liabilities
Current liabilities
Accrued expenses and other liabilities	44,686	49,455	7,553
Amounts due to subsidiaries	854,393	755,596	115,388
Convertible notes	—	146,081	22,308

Non-current liabilities
Convertible notes	2,777,086	2,606,223	398,000

Total liabilities	3,676,165	3,557,355	543,249

Shareholders’ equity
Ordinary shares	258,840	258,840	39,528
Additional paid-in capital	808,221	875,448	133,691
Treasury stock	(45,143)	(201,362)	(30,750)
Accumulated other comprehensive loss	(70,556)	(77,293)	(11,804)
Retained earnings	852,334	934,953	142,778

Total shareholders’ equity	1,803,696	1,790,586	273,443

Total liabilities and shareholders’ equity	5,479,861	5,347,941	816,692

Save for the Convertible Notes, the Company had no other contingencies, long-term obligations or guarantees as of March 31, 2010 and 2011.

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Condensed Statements of Income

	Year ended March 31,
	2009 (As adjusted below)	2010 (As adjusted below)	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	USD’000
Interest income	12,625	10	8	1
Interest expenses	(132,075)	(169,438)	(157,658)	(24,076)
Other income	—	24,064	80,342	12,269
Share of net income of subsidiaries	518,767	147,980	207,343	31,664
General and administrative expenses	(71,415)	(72,198)	(47,416)	(7,241)

Income (loss) before income taxes	327,902	(69,582)	82,619	12,617
Income tax expense	—	—	—	—

Net income (loss)	327,902	(69,582)	82,619	12,617

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Condensed Statements of Cash Flows

	Year ended March 31,
	2009 (As adjusted below)	2010 (As adjusted below)	2011	2011 (Note 2(t))
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net income (loss)	327,902	(69,582)	82,619	12,617
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Exchange gain	—	—	(13,116)	(2,003)
Share-based compensation	50,179	40,437	37,154	5,674
Share of net income of subsidiaries	(518,767)	(147,980)	(207,343)	(31,664)
Non-cash interest expense on convertible notes	28,614	30,477	22,628	3,456
Amortization of convertible notes issuance costs	13,323	17,402	16,009	2,445
Amortization of share lending costs	6,900	10,912	9,731	1,486
High yield notes offering expenses	—	—	5,236	800
Gain on repurchase of convertible notes	—	(24,064)	(80,342)	(12,269)
Changes in assets and liabilities:
Prepayments and other assets	239	19	69	10
Accrued expenses and other liabilities	11,235	4,777	4,112	627
Amounts due to subsidiaries	78,817	422,196	43,441	6,634

Net cash (used in) provided by operating activities	(1,558)	284,594	(79,802)	(12,187)

Cash flow from investing activities
Dividends received	431,066	—	—	—
Advance to subsidiaries	(2,209,357)	(120,714)	—	—

Net cash used in investing activities	(1,778,291)	(120,714)	—	—

Cash flow from financing activities
Dividends paid	(86,574)	(99,724)	—	—
Proceeds from exercise of stock options and restricted shares	—	2,249	—	—
Net proceeds from issuance of convertible notes	1,837,871	—	962,230	146,944
Payment for repurchase of convertible notes	—	(49,426)	(745,791)	(113,891)
Prepayment for repurchase of convertible notes	—	(14,346)	(4,127)	(630)
Repurchase of shares under share repurchase program	—	(43,814)	—	—
Proceeds from issuance of shares under share issuance and repurchase agreement	32,265	—	—	—
Payment for repurchase of shares under share issuance and repurchase agreement	(32,265)	—	—	—
Payment for purchase of capped call in connection with issuance of the 2016 Convertible Notes	—	—	(66,150)	(10,102)
Payment for high yield note offering expenses	—	—	(4,580)	(699)

Net cash provided by (used in) financing activities	1,751,297	(205,061)	141,582	21,622

Effect of foreign currency exchange rate changes on cash and cash equivalents	(39,154)	(3,782)	(3,106)	(474)

Net (decrease) increase in cash and cash equivalents	(67,706)	(44,963)	58,674	8,961
Cash and cash equivalents:
At beginning of year	169,851	102,145	57,182	8,732

At end of year	102,145	57,182	115,856	17,693

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

The following condensed financial statement line items were affected as of March 31, 2010 and for the years ended March 31, 2009 and 2010 by the retrospective adoption of new authoritative guidance on accounting for own-share lending arrangements in contemplation of convertible debt issuance (Note 2(y)).

Condensed Balance Sheet of the Company

	As reported on March 31, 2010	Effect of adoption of guidance on own- share lending arrangements	As adjusted
	RMB’000	RMB’000	RMB’000
March 31, 2010
Assets
Share lending costs	—	35,678	35,678
Shareholders’ equity
Additional paid-in capital	752,862	55,359	808,221
Accumulated other comprehensive loss	(70,316)	(240)	(70,556)
Retained earnings	871,775	(19,441)	852,334

Condensed Statements of Income of the Company

	Year ended March 31, 2010
	As reported on March 31, 2010	Effect of adoption of guidance on own- share lending arrangements	As adjusted
	RMB’000	RMB’000	RMB’000
Interest expense	(158,526)	(10,912)	(169,438)
Other income	25,693	(1,629)	24,064
Loss before income taxes	(57,041)	(12,541)	(69,582)

Net loss	(57,041)	(12,541)	(69,582)

	Year ended March 31, 2009
	As reported on March 31, 2010	Effect of adoption of guidance on own- share lending arrangements	As adjusted
	RMB’000	RMB’000	RMB’000
Interest expense	(125,175)	(6,900)	(132,075)
Income (loss) before income taxes	334,802	(6,900)	327,902

Net income	334,802	(6,900)	327,902

CHINA MEDICAL TECHNOLOGIES, INC.

Notes to the Consolidated Financial Statements (Continued)

For the years ended March 31, 2009, 2010 and 2011

Condensed Statements of Cash Flows of the Company

	Year ended March 31, 2010
	As reported on March 31, 2010	Effect of adoption of guidance on own- share lending arrangements	As adjusted
	RMB’000	RMB’000	RMB’000
Net loss	(57,041)	(12,541)	(69,582)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Amortization of share lending costs	—	10,912	10,912
Gain on repurchase of convertible notes	(25,693)	1,629	(24,064)
Net cash provided by operating activities	284,594	—	284,594

	Year ended March 31, 2009
	As reported on March 31, 2010	Effect of adoption of guidance on own- share lending arrangements	As adjusted
	RMB’000	RMB’000	RMB’000
Net income	334,802	(6,900)	327,902
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization of share lending costs	—	6,900	6,900
Net cash used in operating activities	(1,558)	—	(1,558)